Exhibit (1)(a)(2)
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice as soon as possible from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser authorised under the Financial Services and Markets Act 2000 (“FSMA”) if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.
If you have sold or otherwise transferred all of your Barclays Shares or all of your ABN AMRO Shares you should send this document and the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or the transferee. However, the distribution of this document and the accompanying documents into jurisdictions other than the United Kingdom, the Netherlands, Austria, Belgium, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain or Switzerland may be restricted by law. Therefore, persons outside such countries into whose possession this document and the accompanying documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any relevant jurisdiction. In particular, such documents should not be distributed, forwarded to or transmitted in or into Italy, Japan or any other Restricted Jurisdiction.
A copy of this document, which comprises a prospectus relating to the New Barclays Ordinary Shares and the Barclays Preference Shares prepared in accordance with the Prospectus Rules made under section 84 of FSMA, has been filed with the Financial Services Authority and has been made available to the public as required by section 3.2 of the Prospectus Rules.
You should read the whole of this document and the documents incorporated herein by reference. In particular, your attention is drawn to the factors described in the section of this document entitled “Risk Factors”.

Barclays PLC
(Incorporated under the Companies Acts 1862 to 1890 and registered in England with Registered No. 48839)
Proposed issue of up to 4,901,278,058 new ordinary shares and up to 808,191,360 new preference shares in Barclays in connection with the proposed merger with ABN AMRO and application for admission of up to 4,901,278,058 new ordinary shares in Barclays to the Official List and to trading on the London Stock Exchange’s main market for listed securities

Application will be made to the FSA for the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, Conditional CDB Shares, the Conditional Temasek shares and the Clawback Shares to be admitted to the Official List and to the London Stock Exchange for the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, Conditional CDB Shares, the Conditional Temasek shares and the Clawback Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that admission to the Official List and to trading on the London Stock Exchange will become effective, and that dealings in the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares will commence, on or shortly before the Settlement Date. It is expected that Admission to the Official List and to trading on the London Stock Exchange will become effective, and that dealings in the New Barclays Ordinary Shares will commence, on the Settlement Date. In addition, application will be made for a secondary listing of Barclays Ordinary Shares on Euronext Amsterdam’s Eurolist. It is expected that admission of the Barclays Ordinary Shares on Euronext Amsterdam will become effective, and dealings for normal settlement will also commence, on the Settlement Date. Applications will also be made for admission to trading of the New Barclays Ordinary Shares, and New Barclays ADSs, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek shares and the Clawback Shares on the New York Stock Exchange and of the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek shares and the Clawback Shares on the Tokyo Stock Exchange. No application will be made for the Barclays Preference Shares to be listed or admitted for trading on any stock exchange.
Investors should only rely on the information contained in this document and the documents incorporated herein by reference. No person has been authorised to give any information or make any representations other than those contained in this document and any document incorporated by reference herein and, if given or made, such information or representation must not be relied upon as having been so authorised. Barclays will comply with its obligation to publish a supplementary prospectus containing further updated information required by law or by any regulatory authority but assumes no further obligation to publish additional information.
This document is not being made available to Barclays Shareholders or ABN AMRO Shareholders with registered addresses in Italy, Japan or any other Restricted Jurisdiction and may not be treated as an offer or invitation to subscribe for any New Barclays Ordinary Shares or Barclays Preference Shares by any person resident or located in such jurisdictions.
Any persons (including, without limitation, custodians, nominees and trustees) who have a contractual or other legal obligation to forward this document or any accompanying documents to Italy, Japan or any Restricted Jurisdiction should seek appropriate advice before taking any action.
This prospectus may not be used to make offers or sales to holders of ABN AMRO Shares and ABN AMRO ADSs located in the United States or Canada. Offers and sales to holders of ABN AMRO Shares and ABN AMRO ADSs located in the United States or Canada may be made only by means of the prospectus contained in the registration statement on Form F-4 filed by Barclays with the US Securities and Exchange Commission (“SEC”) and on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) and as permitted by applicable law. If this document is made available in the United States or Canada it is available for information only.
Neither the SEC nor any securities commission of any state of the United States of America or Canada has approved or disapproved of this transaction or passed on the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offence.
The Offer is being made for all the ABN AMRO Shares and the ABN AMRO ADSs and is being made into the United Kingdom, the Netherlands, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland, as well as any other country where the Offer is capable of being lawfully made and accepted in compliance with local securities laws.
The New Barclays Ordinary Shares and Barclays Preference Shares have not been, and are not currently intended to be, registered under the applicable securities laws of Italy, Japan or any other Restricted Jurisdiction. Accordingly, the New Barclays Ordinary Shares and Barclays Preference Shares may not be offered, in or into Italy nor offered sold, delivered or transferred, directly or indirectly, in or into Japan or any other Restricted Jurisdiction or to or, for the account or benefit of any national, resident or citizen of Japan or any other Restricted Jurisdiction.

Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank, JPMorgan Cazenove Limited and Lazard & Co., Limited are acting as financial advisers exclusively to Barclays and Barclays Bank PLC and to no-one else in connection with the Offer and will not regard any other person (whether or not a recipient of this document) as a client in relation to such offers and will not be responsible to anyone other than Barclays and Barclays Bank PLC for providing the protections afforded to the clients of Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank, JPMorgan Cazenove Limited and Lazard & Co., Limited or for providing advice in relation to the Offer.
Credit Suisse Securities (Europe) Limited and JPMorgan Cazenove Limited are also acting as joint sponsors and joint brokers to Barclays and Barclays Bank PLC and to no-one else in connection with the Offer.
Dated: 6 August 2007.

THE CONTENTS OF THIS DOCUMENT ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.
NONE OF BARCLAYS, BARCLAYS CAPITAL, CITIGROUP GLOBAL MARKETS LIMITED, CREDIT SUISSE SECURITIES (EUROPE) LIMITED, DEUTSCHE BANK, JPMORGAN CAZENOVE LIMITED OR LAZARD & CO., LIMITED AND THEIR RESPECTIVE REPRESENTATIVES IS MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THE NEW BARCLAYS ORDINARY SHARES OR BARCLAYS PREFERENCE SHARES OFFERED HEREBY REGARDING THE LEGALITY OF AN INVESTMENT BY SUCH OFFEREE OR PURCHASER UNDER APPROPRIATE INVESTMENT OR SIMILAR LAWS. EACH INVESTOR SHOULD CONSULT WITH HIS, HER OR ITS OWN ADVISERS AS TO THE LEGAL, TAX, BUSINESS, FINANCIAL AND RELATED ASPECTS OF PURCHASE OR SUBSCRIPTION OF THE NEW BARCLAYS ORDINARY SHARES AND BARCLAYS PREFERENCE SHARES.
THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF, OR THE SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY, ANY BARCLAYS SHARES TO ANY PERSON IN ITALY, JAPAN OR ANY RESTRICTED JURISDICTION AND IS NOT FOR DISTRIBUTION IN OR INTO ITALY, JAPAN OR ANY RESTRICTED JURISDICTION, EXCEPT AS DETERMINED BY BARCLAYS IN ITS SOLE DISCRETION AND PURSUANT TO APPLICABLE LAWS.
DISTRIBUTION RESTRICTIONS
The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves and observe such restrictions.
This document is being made available in the United Kingdom, The Netherlands, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland, as well any other country where this document may be made available in compliance with local laws (together, the “Offer Jurisdictions”) but this document must not be made available in whole or in part, in or into Italy, Japan or any other jurisdiction other than the Offer Jurisdictions where making this document available is not in compliance with local laws (such a jurisdiction, including Italy and Japan a “Restricted Jurisdiction”) and may not be treated as an invitation to subscribe for any New Barclays Ordinary Shares or Barclays Preference Shares by any person resident or located in Italy, Japan or any other Restricted Jurisdiction. Accordingly, copies of this document are not being mailed and must not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Italy, Japan or any other Restricted Jurisdiction and all such persons receiving such documents (including, without limitation, custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute, forward or transmit them in, into or from Italy, Japan or any other Restricted Jurisdiction. Any persons (including, without limitation, custodians, nominees and trustees) who would or otherwise intend to, or may have a contractual or other legal obligation to, forward this document or any accompanying documents to any jurisdiction outside the United Kingdom, the Netherlands, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain or Switzerland, should seek appropriate advice before taking any action.
Any person in the United States or Canada who obtains a copy of this document should note that it is for information purposes only.
Notice to persons in the United States: The Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Barclays is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court’s judgment. You should be aware that Barclays may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.
Any person resident or located in Italy, Japan or any other Restricted Jurisdiction who obtains a copy of this document is requested to disregard it.

ii

iii

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event

Publication of this Prospectus, the Offer Document, US Offer Document, the Circular and notices of Barclays Shareholder Meetings	6 August 2007
Commencement of acceptance period in respect of the Offer	9:00 a.m. Amsterdam time on 7 August 2007
Last time and date for receipt of forms of proxy for Barclays Extraordinary General Meeting	10:00 a.m. London time on 12 September 2007
Last time and date of receipt of forms of proxy for Barclays Ordinary Shareholder Class Meeting	10:15 a.m. London time on 12 September 2007
Barclays Extraordinary General Meeting	10:00 a.m. London time on 14 September 2007
Barclays Ordinary Shareholder Class Meeting	10:15 a.m. London time on 14 September 2007
Closing Date of the Offer[1]	3:00 p.m. Amsterdam time on 4 October 2007
Date on which Barclays will announce whether Offer is unconditional	Not later than five Euronext Trading Days after Closing Date
Expected date for settlement of New Barclays Ordinary Shares, Barclays Preference Shares and cash consideration, as appropriate and for Admission and commencement of dealings of New Barclays Ordinary Shares on the London Stock Exchange and admission and commencement of dealings of Barclays Ordinary Shares on Euronext Amsterdam[2]	Not later than five Euronext Trading Days after the Offer is declared unconditional

1.	This is the first closing date of the Offer and the Offer may be extended if it is not declared unconditional on this date.

2.	Settlement of the Unconditional CDB Shares and the Unconditional Temasek Shares and admission and commencement of dealings on the London Stock Exchange is expected to take place on 14 August 2007. Settlement of the Conditional CDB Shares, Conditional Temasek Shares and Clawback Shares and admission and commencement of dealings on the London Stock Exchange is expected to take place on or shortly before the Settlement Date.
MERGER STATISTICS

Number of existing Barclays Ordinary Shares	6,545,671,873	[1]
Number of New Barclays Ordinary Shares to be issued pursuant to the Ordinary Share Offer	4,012,764,544	[2]
Number of Barclays Ordinary Shares to be issued pursuant to the Unconditional Investment, the Conditional Investment and the Clawback Placing	1,225,319,069
Maximum number of Barclays Ordinary Shares to be purchased and cancelled under the Share Buy-back Programme	(336,805,556)
Number of Barclays Ordinary Shares in issue upon completion of the Merger	11,446,949,931	[2,4]
Barclays Ordinary Shares issued in connection with the Ordinary Share Offer, the Unconditional Investment, the Conditional Investment and the Clawback Placing, as a percentage of the enlarged issued ordinary share capital of the Combined Group	42.8	[2,3,4]
Number of Barclays Preference Shares to be issued pursuant to the DR Preference Share Offer (and in issue upon completion of the Merger)	808,191,360	[5]

1.	In addition, 336,805,556 Barclays Ordinary Shares will be issued on 14 August 2007 in connection with the Unconditional Investment.

2.	These figures are calculated on the assumption that there is full acceptance of the Ordinary Share Offer. The figures are based on the number of ABN AMRO Shares in issue (excluding shares held as treasury but including all share options and awards) as at 30 July 2007, the latest practicable date prior to the publication of this document.

3.	These figures are calculated on the basis of 6,545,671,873 Barclays Ordinary Shares being in issue at 30 July 2007.

4.	These figures are calculated taking into account the issuance of the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares and 336,805,556 Barclays Ordinary Shares having been purchased and cancelled under the Share Buy-back Programme and no other Barclays Ordinary Shares having been issued.

5.	These figures are calculated on the assumption that there is full acceptance of the DR Preference Share Offer and that all holders of DR Preference Shares elect to receive Barclays Preference Shares as consideration. The figures are based on the number of DR Preference Shares in issue as at 30 July 2007, the latest practicable date prior to the publication of this document.

SUMMARY
THE FOLLOWING SUMMARY SHOULD BE READ AS AN INTRODUCTION TO THIS PROSPECTUS. ANY DECISION TO INVEST IN NEW BARCLAYS ORDINARY SHARES OR BARCLAYS PREFERENCE SHARES SHOULD BE BASED ON A CONSIDERATION OF THIS PROSPECTUS AS A WHOLE.
Where a claim relating to information contained in this document is brought before a court, a plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating this Prospectus before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for the summary, including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus.

1.	Introduction
On 23 April 2007, the ABN AMRO Boards and the Barclays Board jointly announced that agreement had been reached on the terms of a recommended merger of ABN AMRO and Barclays to create one of the world’s leading universal banking groups, to be called “Barclays”.
The terms on which the Merger would take place were revised prior to announcements by Barclays on 23 July 2007 and 30 July 2007.
On 23 July 2007, the Barclays Board also announced an unconditional subscription of €3.6 billion (£2.4 billion) by China Development Bank and Temasek as well as the Conditional Investment and Clawback Placing.
On 30 July 2007, the ABN AMRO Boards announced their continuing support for the strategic benefits of the combination with Barclays but concluded they were not in a position to recommend either of the rival offers for ABN AMRO.
The Merger was agreed to be subject to, among other things, the satisfaction or waiver of certain pre-conditions. Those pre-conditions have now been satisfied, waived or rolled forward as conditions of the Offer.

2.	Summary of the Terms of the Offer
The Merger is being effected by means of the Offer. The Offer is being unanimously recommended by the Barclays Board. The Offer comprises separate offers for each class of ABN AMRO’s outstanding share capital.
Pursuant to the Ordinary Share Offer, ABN AMRO Shareholders will receive:

2.13 New Barclays Ordinary Shares and €13.15 in cash for every 1 ABN AMRO Ordinary Share
The Ordinary Share Offer values each ABN AMRO Ordinary Share at €34.83 and values ABN AMRO at approximately €65.6 billion, based on the Closing Price of Barclays Ordinary Shares on 2 August 2007.
Existing ABN AMRO Shareholders will own approximately 35 per cent. and existing Barclays Shareholders will own approximately 56 per cent. of the issued ordinary share capital of the Combined Group, with the remainder being held by China Development Bank and Temasek. This assumes all of the ABN AMRO Ordinary Shares currently in issue are tendered.

ABN AMRO Shareholders tendering their DR Preference Shares under the DR Preference Share Offer will receive either €0.59 in cash or, subject to the passing of the Preference Share Resolutions, 0.59 Barclays Preference Shares for each DR Preference Share, subject to the Offer being declared unconditional. The aggregate consideration payable for the DR Preference Shares is approximately €808 million.

3.	Information on Barclays and ABN AMRO
Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. It is one of the largest financial services companies in the world by market capitalisation. Barclays operates in over 50 countries and employs 127,700 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide.

For the six months ended 30 June 2007, the Barclays Group’s profit before tax was £4,101 million, earnings per share were 41.4p, and the interim dividend per share was 11.5p. As at 30 June 2007, shareholders’ equity, excluding minority interests, was £20,973 million.
ABN AMRO
ABN AMRO is a prominent international bank with a clear focus on consumer and commercial clients in ABN AMRO’s local regions and focus globally on select multinational corporations and financial institutions, as well as private clients.
ABN AMRO is the eighth largest bank in Europe and thirteenth in the world based on total assets, with more than 4,500 branches in 56 countries and territories, a staff of more than 110,300 full-time equivalents. For the six months ended 30 June 2007, the ABN AMRO Group’s operating profit before tax was €2,098 million, earnings per share from continuing operations were €0.87 and interim dividend per share was €0.58. As at 30 June 2007, equity attributable to ordinary shareholders of ABN AMRO was €24,681 million.

4.	Background to and Strategic Rationale for the Merger

The Merger will create one of the world’s leading universal banks. The Barclays Board believes that universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe. Harmonisation of customer needs is already well advanced in investment banking and investment management and is increasingly apparent in retail and commercial banking.
The Merger brings together two sets of high quality product capabilities and brands, which are well placed to create growth for shareholders from the relationship extension opportunities that exist in a combined base of 46 million personal and 1.4 million commercial customers.

5.	Financial Effects of the Merger
Below is a summary of the estimated unaudited pre-tax annual cost synergies and revenue benefits that are expected to be realised, as well as the estimated costs to achieve them1.

€m pre tax annual	2008e	2009e	2010e

Cost	1,195	2,270	2,800

Revenue	(470)	—	700

Total synergies and benefits	725	2,270	3,500
Integration costs	2,160	1,080	360

On a pro forma basis and assuming the Merger became Effective on 30 June 2007, the Combined Group would have net assets of €95.3 billion (based on the Unaudited Pro-Forma Net Asset Statement).
It is expected that the Merger will lead to significant accretion in ABN AMRO’s 2008 adjusted earnings per share2 for accepting ABN AMRO Ordinary Shareholders and is expected to be 5 per cent. accretive to Barclays adjusted earnings per share2 in 20103. The Barclays Board expects that the return on investment will be approximately 13 per cent. in 2010.

6.	Further Details relating to the Merger
The Ordinary Share Offer is a tender offer for all of the issued ABN AMRO Ordinary Shares not already held by Barclays. Barclays is also making offers for the DR Preference Shares and the Formerly Convertible Preference Shares of ABN AMRO.

1.	These synergy estimates are not included in any of the benefits which are expected to be derived from the partnership with China Development Bank.

2.	Adjusted earnings per share is the profit attributable to ordinary shareholders adjusted to exclude the amortisation of identifiable intangible assets and fair value adjustments and integration costs relating to the Merger, divided by the weighted average number of ordinary shares.

3.	This statement is not intended to be and should not be interpreted to mean that the future adjusted earnings per share of Barclays will necessarily match or exceed its historical published adjusted earnings per share.

The Offer is subject to the satisfaction or waiver of certain conditions including:

•	At least 80 per cent. of the issued ABN AMRO Ordinary Shares have been tendered under the Offer or are otherwise held by Barclays;

•	All necessary or appropriate filings, notifications and applications in connection with the Offer have been made and all authorisations and consents have been obtained and are not subject to any material unsatisfied term or condition, and relevant waiting periods have expired;

•	The LaSalle Agreement with Bank of America has completed, or a purchase and sale agreement with another party with respect to the sale of LaSalle has completed in accordance with its terms;

•	The general meetings of shareholders of ABN AMRO and Barclays have passed all agreed or required resolutions;

•	The ABN AMRO Boards have unanimously recommended the Offer; and

•	The Merger Protocol has not been terminated.
The Merger Protocol entered into between Barclays and ABN AMRO governs their relationship until the Merger becomes Effective or lapses.
The Merger Protocol can be terminated under certain circumstances, including where either party commits a material breach of the Merger Protocol or applicable merger laws.

7.	Board of Directors following the Merger
The Combined Group will have a UK corporate governance structure with a unitary board of directors.
The Board composition from the Effective Date is expected to be as follows:1

Chairman
Arthur Martinez

Non-executive Directors
Marcus Agius (Deputy Chairman)
David Booth
Sir Richard Broadbent
Richard Leigh Clifford
Fulvio Conti
Rijkman Groenink
Gert-Jan Kramer
Trude Maas-de Brouwer
André Olijslager
Sir Nigel Rudd
Anthony Ruys
Paolo Scaroni
Rob van den Bergh

Executive Directors
John Varley
Huibert Boumeester
Robert E Diamond Jr
Christopher Lucas
Frederik (Frits) Seegers

1.	China Development Bank has the right to nominate a Barclays Non-executive Director and, following the Effective Date, Temasek will also have the right to nominate a Barclays Non-executive Director.

8.	Terms of the Barclays Preference Shares

The Barclays Preference Shares will be issued in definitive registered form with a nominal value of €1.
Dividends

Non-cumulative preferential dividends will be paid on the Barclays Preference Shares at a rate equal to one per cent. above the annual swap rate for 5 year euro swap transactions as determined two Euro Business Days prior to the Issue Date. From 15 December 2012, dividends will accrue at a rate, reset semi-annually, of one per cent. per annum above the euro interbank offered rate for six-month euro deposits on a principal amount equal to €1 per Barclays Preference Share.
Redemption

The Barclays Preference Shares are perpetual securities which are redeemable in whole or in part at the option of Barclays, subject to certain conditions, on 15 December 2012 or any Relevant Payment Date thereafter at a price equal to the paid-up amount.
Winding-up

On a winding-up or other return of capital and for so long as any Staff Shares remain in issue, a holder of Barclays Preference Shares will rank in the application of assets of Barclays available to shareholders equally in all respects with holders of Staff Shares, other preference shares and any other shares of Barclays ranking pari passu with the Barclays Preference Shares in proportion to the amounts paid up on the shares of each class being in the case of holders of the Barclays Preference Shares an amount of €1 per Barclays Preference Share.
If there are no Staff Shares in issue at the time of such winding-up or other return of capital then the assets of Barclays available for distribution shall be applied in paying to holders of the Barclays Preference Shares an amount equal to an aggregate of €1 per Barclays Preference Share in priority to any payment to the holders of Barclays Ordinary Shares and any other class of shares in the capital of Barclays then in issue ranking junior to the Barclays Preference Shares and pari passu with the holders of any other class of shares in the capital of Barclays then in issue.
Voting Rights

Holders of Barclays Preference Shares will not be entitled to vote at general meetings of Barclays.
Listing

The Barclays Preference Shares will not be listed on a stock exchange or cleared through a clearing system.

9.	Current Trading, Trends and Prospects

Barclays
On 2 August 2007 Barclays released its unaudited interim results announcement for the six months ended 30 June 2007 which showed that Barclays profit before tax for the first six months of 2007 was 12 per cent. ahead of the first six months of 2006.
ABN AMRO
On 30 July 2007, ABN AMRO released its unaudited interim financial report for the six months ended 30 June 2007 which showed that ABN AMRO profit before tax for the first six months of 2007 was 4 per cent. ahead of the first six months of 2006.

10.	Dividend Policy
Following the Effective Date it is intended that the Combined Group will maintain Barclays and ABN AMRO’s progressive dividend policy and that dividends per share will grow approximately in line with earnings per share over the longer term. With the benefits of the estimated synergies from the Merger, the Barclays annual dividend will be approximately twice covered by adjusted earnings1.

11.	Risk Factors
Shareholders should consider the following risk factors:
Risks related to the Barclays Group (and, following the Effective Date, the Combined Group)

•	Barclays results can be adversely affected by general economic conditions and other business conditions

•	Barclays is subject to credit, market, capital and liquidity risks which may have an adverse effect on results

•	Operational risks associated with Barclays business could have an adverse impact on results

•	Barclays is subject to insurance risks which may have an adverse effect on results

•	Barclays is subject to legal risks which may have an adverse effect on results

•	Barclays is subject to tax risks

•	Governmental policy and regulation may have an effect on Barclays results

•	The Share Buy-back programme may not result in an anti-dilutive effect on Barclays Ordinary Shares
Risks related to the ABN AMRO Group (and, following the Effective Date, the Combined Group)

•	ABN AMRO results can be adversely affected by general economic conditions and other business conditions

•	Changes in interest rates and foreign exchange rates may adversely affect results

•	ABN AMRO’s performance is subject to substantial competitive pressures that could adversely affect its results of operations

•	Regulatory changes or enforcement initiatives could adversely affect ABN AMRO’s business

•	Operational risks associated with ABN AMRO’s business could have an adverse impact on results

•	ABN AMRO is subject to credit, market and liquidity risk, which may have an adverse effect on its credit ratings and cost of funds

•	Systemic risk could adversely affect ABN AMRO’s business

•	Increases in ABN AMRO’s allowances for loan losses may have an adverse effect on results

•	ABN AMRO depends on the accuracy and completeness of information about customers and counterparties

•	ABN AMRO is subject to legal risk, which may have an adverse impact on results
Risks related to the Offer and the Combined Group

•	The consideration paid to ABN AMRO Shareholders in the Ordinary Share Offer may be less than the market value of ABN AMRO Ordinary Shares or ABN AMRO ADSs

•	The ability of a holder of ABN AMRO Ordinary Shares or ABN AMRO ADSs to increase the amount of cash or the number of New Barclays Ordinary Shares or Barclays ADSs that they receive in the Offer pursuant to the Mix and Match Facility will be based on the elections made by other ABN AMRO Shareholders and may be subject to proration

•	The exchange price under the Mix and Match Facility may not reflect the current trading price

•	If conditions to the Offer are not satisfied or waived, the Offer may not complete

•	Obtaining required approvals may delay or prevent completion of the Offer or reduce the anticipated benefits of the Merger

1.	Adjusted earnings is the profit attributable to ordinary shareholders to exclude the amoritisation of identifiable intangible assets and fair value adjustments and integration costs relating to the Merger.

•	If the Offer is successful, but some ABN AMRO Ordinary Shares or ABN AMRO ADSs remain outstanding, the liquidity and market value of these securities could be adversely affected

•	Barclays may not be able to complete any post-closing restructuring of the ABN AMRO Group after the closing of the Offer

•	Payments that ABN AMRO Shareholders receive in any post-closing restructuring may be substantially different than the consideration that they would have received had they tendered their ABN AMRO Shares in the Offer

•	The announcement and prospect of the Merger could cause disruptions in the businesses of Barclays and/or ABN AMRO

•	Barclays and ABN AMRO may not be able to successfully integrate their businesses

•	The Combined Group may fail to realise the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the Merger

•	Barclays and ABN AMRO will incur significant costs in connection with the Merger

•	Members of the ABN AMRO Boards may have certain interests in the Merger that are different from, or in addition to the interests of ABN AMRO Shareholders

•	Shareholders will be more exposed to currency exchange rate fluctuations
Risks related to the share capital of the Combined Group

•	There will be material differences between the current rights of ABN AMRO Shareholders and the rights they will have as Barclays Shareholders

•	Shareholders will have a reduced ownership and voting interest in the Combined Group after the Merger and will exercise less influence over management

•	The share price of the Combined Group may be affected by factors different from those affecting the share price of Barclays and ABN AMRO

•	ABN AMRO Shareholders may experience a loss of legal protections

•	Resales of New Barclays Ordinary Shares and New Barclays ADSs following the Offer may cause the market price of the Barclays Ordinary Shares to fall

•	Certain Barclays Bank securities include terms restricting payments of dividends by Barclays
Risks related to the Preference Share Offer

•	The terms of any preference shares issued in the future by Barclays may include terms restricting payments relating to the Barclays Preference Shares, including dividends

•	Barclays Board may resolve not to pay in full, or at all, any dividends on the Barclays Preference Shares

•	To the extent that any dividend or part thereof is not declared or paid, such unpaid dividends will not be cumulative

•	Subject to certain conditions, the Barclays Preference Shares may be redeemed at the option of Barclays on or after 15 December 2012

•	As the Barclays Preference Shares are not listed on a stock exchange or cleared through a clearing system, there can be no assurance that a liquid market will develop for them

•	The holders of Barclays Preference Shares will have no rights to request their redemption

•	The Barclays Preference Shares do not give holders the right to vote at meetings of the shareholders of Barclays

•	On a winding-up, holders of Barclays Preference Shares will be entitled to distributions in liquidation only after the claims of the creditors of Barclays have been satisfied

•	There is no restriction on the amount of debt Barclays may incur which ranks senior to the Barclays Preference Shares

•	There can be no assurance participation exemptions under Dutch tax law can be maintained

RISK FACTORS

This section describes, amongst other things, certain risks which relate specifically to the Barclays Group and the ABN AMRO Group as discrete groups which will, following the Effective Date, apply to the Combined Group.
You should consider carefully the risks and uncertainties described below, together with all other information contained in this document and the information incorporated by reference herein, before making any investment decision.
The risk factors mentioned below comprise risk factors that have been disclosed separately by Barclays and ABN AMRO in their respective filings with the SEC and which will continue to apply to the Combined Group following the Merger, risk factors relating to the share capital of the Combined Group as a result of the Merger and risk factors relating to the Merger itself. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. Additional risks and uncertainties that are not presently known to the Barclays Directors and the Proposed Directors, or which they currently deem immaterial, may also have an adverse effect on the Barclays Group’s, the ABN AMRO Group’s and the Combined Group’s operating results, financial condition and prospects. The information given is as of the date of this document and will not be updated except as may be required by the FSA, the London Stock Exchange or applicable law. Any forward-looking statements are made subject to the reservations specified under “Forward-Looking Statements” on page 24 of this document.

1.	Risks Related to the Barclays Group (and, following the Effective Date, the Combined Group)
Barclays results can be adversely affected by general economic conditions and other business conditions
The profitability of Barclays businesses could be adversely affected by a worsening of general economic conditions in the UK, globally or in certain individual regions such as the US or South Africa. Factors such as interest rates, inflation, investor sentiment, the availability and cost of credit, the liquidity of the global financial markets and the level and volatility of equity prices could significantly affect the activity level of customers, for example:

•	An economic downturn or significantly higher interest rates could adversely affect the credit quality of Barclays on-balance sheet and off-balance sheet assets by increasing the risk that a greater number of Barclays customers would be unable to meet their obligations;

•	A market downturn or worsening of the economy could cause Barclays to incur losses in its trading portfolios;

•	A market downturn could reduce the fees Barclays earns for managing assets. For example, a higher level of domestic or foreign interest rates or a downturn in trading markets could affect the flows of assets under management; and

•	A market downturn would be likely to lead to a decline in the volume of transactions that Barclays executes for its customers and, therefore, lead to a decline in the income it receives from fees and commissions and interest.
Barclays is subject to credit, market, capital and liquidity risks which may have an adverse effect on results

Credit risk
Credit risk is the risk of suffering financial loss, should any of Barclays customers, clients or market counterparties fail to fulfil their contractual obligations to Barclays. Credit risk may also arise where the downgrading of an entity’s credit rating causes the fair value of Barclays investment in that entity’s financial instruments to fall. The credit risk that Barclays faces arises mainly from commercial and consumer loans and advances, including credit card lending.
Furthermore, credit risk is manifested as country risk where difficulties may arise in the country in which the exposure is domiciled thus impeding or reducing the value of the asset or where the counterparty may be the country itself.
Settlement risk is another form of credit risk and is the possibility that Barclays may pay a counterparty — for example, a bank in a foreign exchange transaction — but fail to receive the corresponding settlement in return.

     Market risk
The most significant market risks Barclays faces are interest rate, credit, foreign exchange, commodity price and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending income and borrowing costs. Changes in currency rates, particularly in the Sterling-Dollar, Sterling-Euro and Sterling-Rand exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by Barclays non-UK subsidiaries and may affect revenues from foreign exchange dealing. The performance of financial markets may cause changes in the value of Barclays investment and trading portfolios and in the amount of revenues generated from assets under management. Barclays has implemented risk management methods to mitigate and control these and other market risks to which it is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on Barclays financial performance, business operations and the value of assets held in Barclays pension and long-term assurance funds.
     Capital risk
Capital risk is the risk that Barclays has insufficient capital resources to:

•	Meet minimum regulatory capital requirements in the UK and in other regions such as the US and South Africa where regulated activities are undertaken. Barclays authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

•	Support its strong credit rating. In addition to capital resources, Barclays rating is supported by a diverse portfolio of activities, an increasingly international presence, consistent profit performance, prudent risk management and a focus on value creation. A weaker credit rating would increase Barclays cost of funds; and

•	Support its growth and strategic options.
Barclays capital management activities seek to maximise shareholder value by optimising the level and mix of its capital resources. Capital risk is mitigated by:

•	Ensuring access to a broad range of investor markets;

•	Management of Barclays demand for capital; and

•	Management of the exposure to foreign currency exchange rate movements.
     Liquidity risk
This is the risk that Barclays is unable to meet its obligations when they fall due and to replace funds when they are withdrawn, with consequent failure to repay depositors and fulfil commitments to lend.
The risk that it will be unable to do so is inherent in all banking operations and can be impacted by a range of institution specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters.
There are operational risks associated with Barclays business which, if realised, could have an adverse impact on results
Barclays businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee errors, failure to properly document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and conduct of business rules, equipment failures, natural disasters or the failure of external systems. Although Barclays has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by Barclays.
Barclays is subject to insurance risks which may adversely affect results
Insurance risk is the risk that Barclays will have to make higher than anticipated payments to settle claims arising from its long-term and short-term insurance businesses.

Barclays is subject to legal risks which may adversely affect results
Barclays is subject to a comprehensive range of legal obligations in all countries in which it operates. As a result, Barclays is exposed to many forms of legal risk, which may arise in a number of ways. Primarily:

•	Barclays business may not be conducted in accordance with applicable laws around the world;

•	Contractual obligations may either not be enforceable as intended or may be enforced against Barclays in an adverse way;

•	The intellectual property of Barclays (such as its trade names) may not be adequately protected; and

•	Barclays may be liable for damages to third parties harmed by the conduct of its business.
Barclays faces risk where legal proceedings are brought against it. Regardless of whether such claims have merit, the outcome of legal proceedings is inherently uncertain and could result in financial loss.
Defending legal proceedings can be expensive and time-consuming and there is no guarantee that all costs incurred will be recovered even if Barclays is successful. Although Barclays has processes and controls to manage legal risks, failure to manage these risks could impact Barclays adversely, both financially and by reputation.
Barclays is subject to tax risks
Barclays is subject to the tax laws in all countries in which it operates. A number of double taxation agreements entered between countries also impact on the taxation of Barclays. Barclays is also subject to European Community tax law.
Tax risk is the risk associated with changes in tax law or in the interpretation of tax law. It also includes the risk of changes in tax rates and the risk of failure to comply with procedures required by tax authorities. Failure to manage tax risks could lead to an additional tax charge. It could also lead to a financial penalty for failure to comply with required tax procedures or other aspects of tax law. If, as a result of a particular tax risk materialising, the tax costs associated with particular transactions are greater than anticipated, it could affect the profitability of those transactions.
Governmental policy and regulation may have an effect on Barclays results
Barclays businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the UK, the EU, the US, South Africa and elsewhere.
There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond Barclays control but could have an impact on Barclays businesses and earnings.
In the EU as a whole, these regulatory actions included an enquiry into retail banking in all of the then 25 member states by the European Commission’s Directorate General for Competition. The enquiry looked at retail banking in Europe generally and Barclays has fully co-operated with the enquiry. On January 31, 2007 the European Commission announced that the enquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of Barclays and on its retail banking activities in the EU countries in which it operates.
In the UK, in September 2005 the Office of Fair Trading (“OFT”) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (“PPI”). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth enquiry on 7 February 2007. This enquiry could last for up to two years. Also in October 2006, the FSA published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. Barclays has cooperated fully with these investigations and will continue to do so.

In April 2006, the OFT commenced a review of the undertakings given following the conclusion of the Competition Commission Enquiry in 2002 into the supply of banking services to small and medium enterprises (SMEs). Barclays is cooperating fully with that review.
The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on Barclays business in this sector. On 9 February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.
On 1 April 2007, the UK consumer interest association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2002. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. On 26 June 2007, the OFT announced a new programme of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-compliant from Which? This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. The OFT’s programme of work is expected to take six months.
The OFT announced the findings of its investigation into the level of late and over-limit fees on credit cards on 5 April 2006, requiring a response from credit card companies by 31 May 2006. Barclaycard responded by confirming that it would reduce its late and over-limit fees on credit cards from 1 August 2006.
On 7 September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The fact find was completed in March 2007. On 29 March 2007, the OFT announced its decision to conduct a formal investigation into the fairness of bank current account charges. The OFT announced a market study into personal current accounts (“PCAs”) in the UK on 26 April 2007. The market study will look at: (i) whether the provision of “free if in credit” PCAs delivers sufficiently high levels of transparency and value for customers; (ii) the implications for competition and consumers if there were to be a shift away from “free if in credit” PCAs; (iii) the fairness and impact on consumers generally of the incidence, level and consequences of account charges; and (iv) what steps could be taken to improve customers’ ability to secure better value for money, in particular to help customers make more informed current account choices and drive competition. The study will focus on PCAs but will include an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking.
On 27 July 2007, the OFT commenced High Court proceedings by agreement with Barclays and seven other banks and building societies in which both the OFT and the banks and building societies seek declarations on legal issues arising from the banks’ terms and conditions relating to overdraft charges. Specifically, those declarations will address key aspects of the applicability of the Unfair Terms in Consumer Contracts Regulations to those terms and conditions and the question of whether such terms are capable of amounting to unlawful penalty charges.
The proceedings will run in parallel with the ongoing OFT dual inquiry into unauthorised overdraft charges and PCAs. As the purpose of the proceedings is to seek to clarify the legitimacy of the banks’ overdraft charging provisions, the banks are seeking a stay of all pending county court litigation in relation to such matters. The Financial Ombudsman Service has agreed to suspend reviews of such cases and the FSA has granted complaints handling waivers in respect of all complaints on the same issues pending conclusion of the test case.
On 26 January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. Barclays will charge the fee applicable at the time the customer took out the mortgage, which is one of the options recommended by the FSA.
Other areas where changes could have an impact include:

•	the monetary, interest rate and other policies of central banks and regulatory authorities;

•	general changes in government or regulatory policy that may significantly influence investor decisions in particular markets in which Barclays operates;

•	general changes in the regulatory requirements, for example, prudential rules relating to the capital adequacy framework;

•	changes in competition and pricing environments;

•	further developments in the financial reporting environment;

•	expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; and

•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for Barclays products and services.
The Share Buy-back Programme may not result in an anti-dilutive effect on Barclays Ordinary Shares
The €3.6 billion (£2.4 billion) Share Buy-back Programme announced by Barclays on 23 July 2007 is subject to market and economic conditions and therefore may take longer to complete than anticipated or may not be completed at all. For example, there can be no certainty that trading volumes will be sufficient to enable Barclays to complete the Share Buy-back Programme in the expected timeframe. In these circumstances, the Share Buy-back Programme may not minimise the dilutive effect of the issue of the Unconditional CDB Shares and the Unconditional Temasek Shares.

2.	Risks Related to the ABN AMRO Group (and, following the Effective Date, the Combined Group)
ABN AMRO’s results can be adversely affected by general economic conditions and other business conditions.
Changes in general economic conditions, the performance of financial markets, interest rate levels, the policies and regulations of central banks or other business conditions may negatively affect ABN AMRO’s financial performance by affecting the demand for products and services, reducing the credit quality of borrowers and counterparties, putting pressure on loan loss reserves, changing the interest rate margin between lending and borrowing costs, changing the value of investment and trading portfolios and putting pressure on risk management systems.
Changes in interest rates and foreign exchange rates may adversely affect ABN AMRO’s results.
Fluctuations in interest rates and foreign exchange rates, particularly in ABN AMRO’s three home regions of the Netherlands, the United States Midwest and Brazil and in Italy where ABN AMRO has a significant presence, influence ABN AMRO’s performance. The results of ABN AMRO’s banking operations are affected by ABN AMRO’s management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material adverse effect on the financial condition of ABN AMRO’s business or results from operations. In addition, ABN AMRO publishes its consolidated financial statements in Euros. Fluctuations in the exchange rates used to translate other currencies into Euros affect ABN AMRO’s reported consolidated financial condition, results of operations and cash flows from year to year.
For 2006, without taking into account the sale of LaSalle, 14.9 per cent. of ABN AMRO’s operating income and 14.4 per cent. of ABN AMRO’s operating expenses were denominated in Dollars and 13.6 per cent. of ABN AMRO’s operating income and 10.2 per cent. of ABN AMRO’s operating expenses were denominated in Brazilian Real. For 2005, 18.5 per cent. of ABN AMRO’s operating income and 18.3 per cent. of ABN AMRO’s operating expenses were denominated in Dollars and 11.8 per cent. of ABN AMRO’s operating income and 10.1 per cent. of ABN AMRO’s operating expenses were denominated in Brazilian Real.
ABN AMRO’s performance is subject to substantial competitive pressures that could adversely affect its results of operations.
There is substantial competition for the types of banking and other products and services that ABN AMRO provides in the regions in which its conducts large portions of its business, including the Netherlands, the United States and Brazil. The intensity of this competition is affected by consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. It is expected that competition will intensify as continued merger activity in the financial services industry produces larger, better-capitalised companies that are capable of offering a wider array of products and services, and at more competitive prices. In addition, technological advances and the growth of e-commerce have made it possible for non-depositary institutions to offer products and services that were traditionally banking products and for financial institutions to compete with technology companies in providing electronic and internet-based financial solutions. If ABN AMRO is unable to provide attractive product and service offerings that are profitable, it may lose share of supply or incur losses on some or all of its activities.
Regulatory changes or enforcement initiatives could adversely affect ABN AMRO’s business.
ABN AMRO is subject to banking and financial services laws and government regulation in each of the jurisdictions in which it conducts business. Banking and financial services laws, regulations and policies currently governing ABN AMRO and its subsidiaries may change at any time in ways which have an adverse effect on their business. If ABN AMRO fails to address, or appears to fail to address, these changes or initiatives in an appropriate way, its reputation could be harmed and it could be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against ABN AMRO or subject ABN AMRO to enforcement actions, fines and penalties. The United States Department of Justice has been conducting a criminal investigation into ABN AMRO’s Dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, ABN AMRO has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation. Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, ABN AMRO would waive indictment and agree to the filing of an information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of $500 million. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation. In consideration for the foregoing provisions, as well as ABN AMRO’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of ABN AMRO under the information be deferred for a fixed period. At the end of that fixed period, provided ABN AMRO is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against ABN AMRO. In July 2004 ABN AMRO signed a written agreement with the US regulatory authorities concerning ABN AMRO’s Dollar clearing activities in the New York branch. In addition, in December 2005 ABN AMRO agreed to a “Cease and Desist Order” with the DNB and various US federal and state regulators. This involved an agreement to pay an aggregate civil penalty of $75 million and a voluntary endowment of $5 million in connection with deficiencies in the Dollar clearing operations at the New York branch and US Office of Foreign Assets Control (“OFAC”) compliance procedures regarding transactions originating at the Dubai branch. ABN AMRO and members of ABN AMRO’s management continue to provide information to law enforcement authorities in connection with ongoing criminal investigations relating to ABN AMRO’s Dollar clearing activities, OFAC compliance procedures and other compliance matters related to the US Bank Secrecy Act 1970, as amended (the “BSA”). These compliance issues and the related sanctions and investigations have had, and until they are resolved will continue to have, an impact on ABN AMRO’s operations in the US, including limitations on expansion. The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions cannot be predicted. For more details on the agreement in principle with the United States Department of Justice please see paragraph 15 of Part XII (Additional Information).
There are operational risks associated with ABN AMRO’s business which, if realised, may have an adverse impact on results.
ABN AMRO, like all financial institutions, is exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorised transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. ABN AMRO may also be subject to disruptions of ABN AMRO’s operating systems, arising from events that are wholly or partially beyond ABN AMRO’s control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to losses in service to customers and to loss or liability to ABN AMRO. ABN AMRO is further exposed to the risk that external vendors may be unable to fulfil their contractual obligations to it, and to the risk that their business continuity and data security systems prove to be inadequate. ABN AMRO also faces the risk that the design of its controls and procedures prove to be inadequate or are circumvented. Although ABN AMRO maintains a system of controls designed to keep operational risk at appropriate levels, it has suffered losses from operational risk in the past and there can be no assurance that it will not suffer material losses from operational risk in the future.
ABN AMRO is subject to credit, market and liquidity risk, which may have an adverse effect on its credit ratings and cost of funds.
ABN AMRO’s banking businesses establish instruments and strategies that it uses to hedge or otherwise manage its exposure to credit, market and liquidity risk. To the extent ABN AMRO’s assessments of migrations in credit quality and of risk concentrations, or its assumptions or estimates used in establishing its valuation models for the fair value of its assets and liabilities or for its loan loss reserves, prove inaccurate or not predictive of actual results, it could suffer higher-than-anticipated losses. Any downgrade in ABN AMRO’s ratings may increase its borrowing costs, limit its access to capital markets and adversely affect the ability of its businesses to sell or market their products, engage in business transactions — particularly longer-term and derivatives transactions — and retain ABN AMRO’s current customers. This, in turn, could reduce ABN AMRO’s liquidity and have an adverse effect on its operating results and financial condition.
Systemic risk could adversely affect ABN AMRO’s business.
In the past, the general credit environment has been adversely affected by significant instances of fraud. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom ABN AMRO interacts on a daily basis, and could have an adverse effect on ABN AMRO’s business.
Increases in ABN AMRO’s allowances for loan losses may have an adverse effect on ABN AMRO’s results.
ABN AMRO’s banking businesses establish provisions for loan losses, which are reflected in the loan impairment and other credit risk provisions on ABN AMRO’s income statement, in order to maintain ABN AMRO’s allowance for loan losses at a level that is deemed to be appropriate by management based upon an assessment of prior loss experiences, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity’s loan portfolio. Although management uses its best efforts to establish the allowances for loan losses, that determination is subject to significant judgment, and ABN AMRO’s banking businesses may have to increase or decrease their allowances for loan losses in the future as a result of increases or decreases in non performing assets or for other reasons. Any increase in the allowances for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on ABN AMRO’s results of operations and financial condition.
ABN AMRO depends on the accuracy and completeness of information about customers and counterparties.
In deciding whether to extend credit or enter into other transactions with customers and counterparties, ABN AMRO may rely on information furnished to it by or on behalf of the customers and counterparties, including financial statements and other financial information. ABN AMRO also may rely on the audit report covering those financial statements. ABN AMRO’s financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

ABN AMRO is subject to legal risk, which may have an adverse impact on ABN AMRO’s results.
It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving ABN AMRO’s businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting ABN AMRO’s consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Changes in ABN AMRO’s estimates may have an adverse effect on its results.

3.	Risks Related to the Offer and the Combined Group
Because the Exchange Ratio is fixed, the market value of the consideration paid to ABN AMRO Shareholders in the Ordinary Share Offer may be more or less than the market value of ABN AMRO Ordinary Shares or ABN AMRO ADSs.
ABN AMRO Shareholders who receive New Barclays Ordinary Shares or New Barclays ADSs, will receive a fixed number of New Barclays Ordinary Shares or New Barclays ADSs, as the case may be, in the Ordinary Share Offer, rather than a number of securities with a particular fixed market value. The market value of Barclays Ordinary Shares or Barclays ADSs at the time of the closing of the Offer or any post-closing restructuring may vary significantly from their prices on the date of the Merger Protocol, the date of this document or the date on which ABN AMRO Shareholders tender their ABN AMRO Ordinary Shares and ABN AMRO ADSs in the Ordinary Share Offer or the Effective Date. Because the Exchange Ratio will not be adjusted to reflect any changes in the market price of Barclays Ordinary Shares or Barclays ADSs or ABN AMRO Ordinary Shares or ABN AMRO ADSs, the value of the consideration paid to ABN AMRO Shareholders who receive New Barclays Ordinary Shares or New Barclays ADSs, in the Ordinary Share Offer may be higher or lower than the market value of such securities on earlier dates.
Changes in share prices may result from a variety of factors that are beyond the control of Barclays and ABN AMRO, including changes in their respective businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the Merger and of the likelihood that the Merger will be completed, and general and industry specific market and economic conditions may also have an effect on prices. Neither Barclays nor ABN AMRO is permitted to terminate the Merger Protocol solely because of changes in the market price of either party’s shares.
In addition, it is possible that the Offer and any post-closing restructuring may not be completed until a significant period of time has passed after the commencement of the Offer. As a result, the market values of Barclays Ordinary Shares and ABN AMRO Ordinary Shares may vary significantly from the date of this document to the dates of the completion of the Offer and any post-closing restructuring. You are urged to obtain up-to-date prices for Barclays Ordinary Shares and ABN AMRO Ordinary Shares.
The ability of a holder of ABN AMRO Ordinary Shares or ABN AMRO ADSs to increase the amount of cash or the number of New Barclays Ordinary Shares or Barclays ADSs that they receive in the Offer pursuant to the Mix and Match Facility will be based on the elections made by other ABN AMRO Shareholders and may be subject to proration.
Holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs may elect, subject to availability, to vary the proportions in which they receive New Barclays Ordinary Shares or Barclays ADSs and cash in respect of their holdings of ABN AMRO Ordinary Shares or ABN AMRO ADSs under the Mix and Match Facility. However, the total number of New Barclays Ordinary Shares, including those represented by Barclays ADSs, to be issued and the total amount of the Cash Consideration to be paid under the Offer will not be varied as a result of the Mix and Match Facility. Accordingly, satisfaction of elections by holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs under the Mix and Match Facility will depend on the extent to which other holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs (who together form one consideration pool) make offsetting elections.
If elections under the Mix and Match Facility cannot be satisfied in full, they will be scaled down on a pro rata basis. If a holder has elected to receive more New Barclays Ordinary Shares or Barclays ADSs and less cash, but there are not enough New Barclays Ordinary Shares or Barclays ADSs given up by other holders to satisfy the holder’s election, the holder will receive fewer New Barclays Ordinary Shares or Barclays ADSs and more cash than the holder elected. Similarly, if a holder has elected to receive more cash and fewer New Barclays Ordinary Shares or Barclays ADSs, but there is not enough cash given up by other holders to satisfy the holder’s election, the holder will receive less cash and more New Barclays Ordinary Shares or Barclays ADSs than the holder elected.
As a result, holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs who make an election under the Mix and Match Facility may not have their election satisfied in full or at all, and they may not know the exact number of New Barclays Ordinary Shares or Barclays ADSs or the amount of cash that they will receive until settlement of the consideration under the Offer. An announcement will be made of the extent to which elections under the Mix and Match Facility have been satisfied, no later than the applicable Settlement Date.
The exchange price under the Mix and Match Facility may not reflect the current trading price.
Satisfaction of elections (in whole or part) under the Mix and Match Facility will be carried out on the basis of a fixed rate of €11.87 for each New Barclays Ordinary Share and the Dollar equivalent of €47.48 for each Barclays ADS. These figures reflect the exchange price of £8.00 per New Barclays Ordinary Share and $64.94 per New Barclays ADS announced in the Revised Announcement and use the exchange rate of £1.00= €1.4839 published in the Financial Times on 2 August 2007. Barclays Ordinary Shares may be trading at a lower or higher price than £8.00 at the Settlement Date. Electing ABN AMRO Ordinary Shareholders will receive the same amount of their elections regardless of whether they choose the Primary Exchange or Alternative Exchange.
If conditions to the Offer are not satisfied or waived, the Offer may not complete.
The Merger Protocol contains certain conditions to the consummation of the Offer. Certain of these conditions may not be waived without written agreement of both Barclays and ABN AMRO. If any of the conditions are not satisfied, or if waiver is impermissible or not granted, the Offer will not be completed. In addition, under the circumstances specified in the Merger Protocol, Barclays and ABN AMRO may terminate the Merger Protocol for other reasons. If the Offer is not completed, the price of Barclays Shares and Barclays ADSs and ABN AMRO Shares and ABN AMRO ADSs may fall significantly. See paragraph 4 of Part II (Information on the Merger) for a discussion of the conditions to the completion of the Offer and paragraph 6 of Part II (Information on the Merger) for a description of the circumstances in which Barclays and ABN AMRO may terminate the Merger Protocol.
Obtaining required approvals may delay or prevent completion of the Offer or reduce the anticipated benefits of the Merger.
Completion of the Offer is conditional upon, among other things, the receipt of material governmental authorisations, consents, orders and approvals. Barclays and ABN AMRO intend to pursue all required approvals in accordance with their obligations under the Merger Protocol. In connection with granting these approvals, the respective governmental or other authorities may impose conditions on, or require divestitures or other changes relating to, the divisions, operations or assets of Barclays and/or ABN AMRO. Neither Barclays nor ABN AMRO can predict what, if any, changes may be required. More generally, these and other conditions, divestitures or other changes may jeopardise or delay completion of the Offer, reduce the anticipated benefits of the Merger and/or have a material adverse effect on the business and financial condition of the Combined Group.
If the Offer is successful, but some ABN AMRO Ordinary Shares or ABN AMRO ADSs remain outstanding, the liquidity and market value of these ABN AMRO Ordinary Shares or ABN AMRO ADSs held by the public could be adversely affected by the fact that they will be held by a small number of holders.
Depending upon the number of ABN AMRO Ordinary Shares tendered in the Offer, following the successful completion of the Offer, ABN AMRO Ordinary Shares and/or ABN AMRO ADSs may no longer meet the requirements of Euronext Amsterdam or the NYSE, as applicable, for continued listing. Moreover, to the extent permitted under applicable law and stock exchange regulations, Barclays intends to request the delisting of ABN AMRO Ordinary Shares, which are listed on Euronext Amsterdam, as well as ABN AMRO Ordinary Shares and ABN AMRO ADSs representing such shares, which are listed on the NYSE. Such delisting may also occur because of certain actions taken in connection with any post-closing restructuring.
If the ABN AMRO Ordinary Shares are delisted from Euronext Amsterdam, and ABN AMRO Shares and ABN AMRO ADSs representing such shares are delisted from the NYSE, but any post-closing restructuring has not yet been (or is never able to be) completed and ABN AMRO Ordinary Shares and ABN AMRO ADSs remain outstanding, the market for ABN AMRO Ordinary Shares and ABN AMRO ADSs could be adversely affected. Although it is possible that ABN AMRO Ordinary Shares and ABN AMRO ADSs would be traded in over the counter markets prior to any post-closing restructuring, such alternative trading markets may not occur. The extent of the public market for the ABN AMRO Ordinary Shares and ABN AMRO ADSs and the availability of market quotations would depend upon the number of holders and/or the aggregate market value of ABN AMRO Ordinary Shares and ABN AMRO ADSs remaining at such time, as well as the interest in maintaining a market in ABN AMRO Ordinary Shares and ABN AMRO ADSs on the part of securities firms. If ABN AMRO Ordinary Shares and ABN AMRO ADSs are delisted, ABN AMRO could also cease making disclosures and reports required for listed or publicly traded companies, which could further impact the value of the ABN AMRO Ordinary Shares and ABN AMRO ADSs. To the extent the availability of such continued listings or quotations depends on steps taken by ABN AMRO or Barclays, ABN AMRO or Barclays may or may not take such steps. Therefore, you should not rely on any such listing or quotation or trading being available.
Barclays may not be able to complete any post-closing restructuring of ABN AMRO and its subsidiaries promptly after the closing of the Offer, or at all. In addition, even if Barclays is able to effect a post-closing restructuring, the consideration that ABN AMRO Shareholders receive in any post-closing restructuring may be substantially lower and/or different in form than the consideration that they would have received had they tendered their ABN AMRO Shares or ABN AMRO ADSs in the Offer (and they may also be subject to different tax consequences).
If the Offer is successfully completed, Barclays intends to effect a post-closing restructuring of ABN AMRO and its subsidiaries that is necessary to result in ABN AMRO becoming a wholly-owned subsidiary of Barclays. However, Barclays may not be able to effect any post-closing restructuring promptly after the closing of the Offer, or at all. In addition, any post-closing restructuring could be the subject of litigation, and a court could delay any post-closing restructuring or prohibit it from occurring on its proposed terms, or from occurring at all. Accordingly, ABN AMRO Shareholders who do not tender their ABN AMRO Shares or ABN AMRO ADSs in the Offer may not receive consideration for such shares promptly after the closing of the Offer, or at all.
To effect a compulsory acquisition of the remaining ABN AMRO Shares, Barclays will need to first obtain at least 95 per cent. of the issued and outstanding share capital of ABN AMRO. However, the acceptance condition in the Offer is 80 per cent. and is capable of being waived or reduced. Barclays could thus complete the Offer without being able to compulsorily acquire the remaining ABN AMRO Shares it does not own. Were this to happen, Barclays would be entitled to exercise control of ABN AMRO and nominate the majority of the ABN AMRO Boards; ABN AMRO could remain a listed company; it may take longer and be more difficult to effect a post-closing restructuring and the full amount of the cost synergies and revenue benefits identified for the Merger may not be obtained or may only be obtained over a longer period of time.
In addition, if Barclays is able to complete any post-closing restructuring, the consideration that ABN AMRO Shareholders will receive in any post-closing restructuring may be lower and/or different in form than the consideration that they would have received had they tendered their ABN AMRO Shares or ABN AMRO ADSs in the Offer. Such differences could result from the fact that:

•	any post-closing restructuring steps may require the payment of only cash instead of shares;

•	the consideration issued in certain post-closing restructuring steps may be determined by a court;

•	the tax consequences to the ABN AMRO Shareholders of receiving payment in any post-closing restructuring may be different than they would be if the ABN AMRO Shareholders had tendered their ABN AMRO Shares or ABN AMRO ADSs in the Offer; and

•	any New Barclays Shares received as part of the consideration may have a different value at the time of completion of any post-closing restructuring than at the time of the completion of the Offer.
Post-closing restructuring measures, including but not limited to the making of distributions to shareholders, whether as a dividend or a repayment of capital, the making of distributions other than in cash, and dilution resulting from an issuance of securities, may have adverse Dutch tax consequences for shareholders, or certain groups of shareholders. Although the structure of any post-closing restructuring may not be determined until after the expiration of the Offer, in the event that 95 per cent. or more of the issued and outstanding share capital of ABN AMRO is tendered in the Offer, Barclays may at its option effectuate any post-closing restructuring by initiating a compulsory acquisition procedure (itkoopregeling) in accordance with Section 2:92a of the Dutch Civil Code. In such circumstances, the price to be paid for the ABN AMRO Shares or ABN AMRO ADSs acquired in such compulsory acquisition would be cash only, in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals, which may be in an amount that is substantially more or less than the value of the consideration that ABN AMRO Shareholders received in the Offer. In addition, in the event that fewer than 95 per cent. of the outstanding ABN AMRO Shares are acquired in the Offer, any payment made to ABN AMRO Shareholders in connection with any post-closing restructuring might give rise to a liability to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by ABN AMRO Shareholders in any post-closing restructuring to be substantially less than the net value of the consideration such shareholders would have received had they tendered their ABN AMRO Shares in the Offer.
Whether or not the Merger is completed, the announcement and prospect of the Merger could cause disruptions in the businesses of Barclays and/or ABN AMRO, which could have an adverse effect on their businesses and financial results, as well as on the business prospects and future financial results of the Combined Group.
Whether or not the Merger is completed, the announcement and prospect of the Merger could cause disruptions in the businesses of Barclays and ABN AMRO. Specifically:

•	some current and prospective employees may experience uncertainty about their future roles within the Combined Group, which might adversely affect Barclays and ABN AMRO’s ability to retain or recruit key managers and other employees;

•	such uncertainty as to whether or not the Merger will be completed may affect Barclays and ABN AMRO’s ability to retain current and attractive prospective customers; and

•	the attention of management of each of Barclays and ABN AMRO may be diverted from the operation of the businesses toward the completion of the Merger.
If Barclays and ABN AMRO fail to manage these risks effectively, the business and financial results of Barclays, ABN AMRO and the Combined Group could be adversely effected.
Barclays and ABN AMRO may not be able to successfully integrate their large and complex businesses.
Barclays and ABN AMRO operate as independent companies, and will continue to do so until the completion of the Merger, which involves the integration of two large and complex businesses. Consequently, Barclays and ABN AMRO may face significant challenges in integrating the two companies’ technologies, organisations, procedures, policies and operations in a timely and efficient manner, as well as in addressing differences in the business cultures of the two companies, and retaining key Barclays and ABN AMRO personnel.
The integration process may prove to be complex and time consuming, require substantial resources and effort and lead to a degree of uncertainty for customers and employees. It may also disrupt each company’s ongoing businesses, which may adversely affect the Combined Group’s relationships with customers, employees, regulators and others with whom Barclays and ABN AMRO have business or other dealings. Furthermore, the process of harmonising Barclays and ABN AMRO’s differing risk management strategies and techniques may initially leave the Combined Group exposed to unidentified and unanticipated risks that may be different than those previously faced by the two companies as separate entities. The Combined Group’s competitors may also seek to take advantage of potential integration problems to gain customers.
If Barclays and ABN AMRO fail to manage the integration of their businesses effectively, the growth strategy and future profitability of the Combined Group and the ability of the Combined Group to meet long term obligations could be negatively affected, and they may fail to achieve the anticipated benefits of the Merger. In addition, difficulties in integrating these businesses could harm the reputation of the Combined Group.
The Combined Group may fail to realise the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the Merger.
The success of the Merger will depend, in part, on the Combined Group’s ability to realise anticipated cost savings, revenue synergies and growth opportunities from combining the businesses of Barclays and

ABN AMRO. The Combined Group expects to benefit from synergies resulting from the consolidation of capabilities, rationalisation of operations and head count, greater efficiencies from increased scale and market integration, experience of product and service offerings and organic growth. Specifically, Barclays and ABN AMRO expect that the Combined Group will achieve pre-tax annual synergies of approximately €3,500 million by the end of 2010. In addition, Barclays and ABN AMRO expect that the Combined Group will achieve pre-tax annual cost savings of approximately €1,195 million by the end of 2008 and €2,270 million by the end of 2009 as well as €2,800 million by the end of 2010. Barclays and ABN AMRO also expect that the Merger will create approximately €700 million in annual revenue synergies by the end of 2010.
There is a risk, however, that the businesses of Barclays and ABN AMRO may not be combined in a manner that permits these costs savings and revenue synergies to be realised in the time, manner or amounts currently expected, or at all. For example, although the products and customer bases of Barclays and ABN AMRO are complementary in many respects and should provide the Combined Group with numerous cross selling opportunities, there may be some degree of commercial overlap that could negatively impact the Combined Group’s revenue by more than anticipated. The completion of the Offer or any post-closing restructuring may also be delayed, challenged by parties opposing the completion of the Merger or not possible at all. This may limit or delay the Combined Group management’s ability to integrate the two companies’ technologies, organisations, procedures, policies and operations. In addition, a variety of factors, including but not limited to wage inflation, currency fluctuations, regulatory requirements and difficulty integrating technology platforms, may adversely affect the Combined Group’s anticipated cost savings and revenues. Also the achievement of any anticipated cost savings may adversely affect the Combined Group’s revenues.
Finally, although work has been done on the development of detailed plans for achieving the synergy and other benefits from the Merger, such plans have not been finalised and cannot be implemented until the completion of the Merger. If the Combined Group is not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realised fully, or at all, or may take longer to realise than expected.
Barclays and ABN AMRO will incur significant transaction and Merger-related costs in connection with the Merger.
Barclays and ABN AMRO expect to incur a number of non-recurring costs associated with combining the operations of the two companies, anticipated to be approximately €2,160 million in 2008, €1,080 million in 2009 and €360 million in 2010. In addition, Barclays and ABN AMRO will incur legal, accounting and other transaction fees and other costs related to the Merger, anticipated to be approximately €462 million (£311 million) using the exchange rates of £1:00: €1.4839 as published in the Financial Times on 2 August 2007. Some of these costs are payable regardless of whether the Merger is completed. Moreover, under specified circumstances, Barclays or ABN AMRO may be required to pay an amount by way of compensation in connection with the termination of the Merger Protocol under circumstances specified in that document. See paragraph 6 of Part II (Information on the Merger) for a description of the circumstances in which Barclays and ABN AMRO may terminate the Merger Protocol. Additional unanticipated costs may also be incurred in the integration of the businesses of Barclays and ABN AMRO.
Although the Combined Group expects that the elimination of duplicative costs, as well as the realisation of other efficiencies related to the integration of the businesses, will offset these transaction and Merger related costs over time, this net benefit may not be achieved in the near term, or at all. Further, if the Merger is not completed, costs will impact on results of the respective businesses of Barclays and ABN AMRO.
Furthermore, post-closing restructuring measures which may be implemented by Barclays and ABN AMRO may result in the proportion of the balance sheet of ABN AMRO or its successor entities that is represented by debt increasing substantially as compared to the current position, subject to applicable regulatory constraints.

1.	These synergy estimates do not include any of the benefits which are expected to be derived from the partnership with China Development Bank.

Certain members of the Managing Board and Supervisory Board may have certain interests in the Merger that are different from, or in addition to, the interests of ABN AMRO Shareholders.
Certain members of the Managing Board and Supervisory Board negotiated the terms of the Merger Protocol and the members of the Managing Board and Supervisory Board unanimously approved the Merger Protocol. Certain members of the Managing Board and Supervisory Board may have interests in the transaction that are different from, or in addition to or in conflict with, the interests of ABN AMRO Shareholders. ABN AMRO Shareholders should take into account such interests.
These interests include:

•	the continued employment of some executive officers of ABN AMRO by the Combined Group;

•	the continued positions of certain members of the Managing Board and Supervisory Board as directors of the Combined Group;

•	employment agreements with certain members of the Managing Board which include terms regarding severance payments in the event of termination of those agreements; and

•	the indemnification of former members of the Managing Board and Supervisory Board by the Combined Group.
Shareholders will be more exposed to currency exchange rate fluctuations as a result of the Merger and the resulting increased proportion of assets, liabilities and earnings denominated in foreign currency.
The financial results of the Combined Group will be more exposed to currency exchange rate fluctuations as a result of the Merger and the resulting increased proportion of assets, liabilities and earnings denominated in foreign currencies.
The Combined Group will present its financial statements in Euro and will have a significant proportion of net assets and income in non Euro currencies, primarily Sterling and Dollar as well as a range of emerging market currencies. The Combined Group’s financial results and capital ratios will therefore be sensitive to movements in foreign exchange rates. A depreciation of non-Euro currencies relative to the Euro would have an adverse impact on the Combined Group’s financial results.

4.	Risks Related to the Share Capital of the Combined Group
There will be material differences between the current rights of ABN AMRO Shareholders and the rights they can expect to have as shareholders of the Combined Group.
ABN AMRO Shareholders will receive New Barclays Ordinary Shares, Barclays Preference Shares or New Barclays ADSs, as the case may be, in the Offer, and will consequently become Barclays Shareholders. Their rights as Barclays Shareholders or holders of Barclays ADSs will be governed by the Barclays Memorandum of Association, Barclays Articles of Association, the depositary agreement with the Bank of New York (the “Depositary”) (in the case of Barclays ADSs) and by English law. As a result, there will be material differences between the current rights of ABN AMRO Shareholders and the rights they can expect to have as Barclays Shareholders. For ABN AMRO Shareholders, the Offer Document contains a discussion of these material differences between the current rights of an ABN AMRO Shareholder and the rights they can expect to have as Barclays Shareholders.
Also, in the event of a delisting of ABN AMRO Shares and ABN AMRO ADSs, the statutory provisions applicable to the governance of listed companies will no longer apply, and investors must understand that there is a risk that the rights of minority shareholders are limited to the statutory minimum.
ABN AMRO Shareholders and existing Barclays Shareholders will have a reduced ownership and voting interest in the Combined Group after the Merger and will exercise less influence over management.
After the completion of the Merger, ABN AMRO Shareholders and existing Barclays Shareholders will own a smaller percentage of the Combined Group than they currently own of Barclays and ABN AMRO, respectively. Assuming that all of the outstanding ABN AMRO Ordinary Shares and ABN AMRO ADSs are validly tendered in the Ordinary Share Offer and not withdrawn, existing Barclays Shareholders and former ABN AMRO Shareholders will own approximately 56 per cent. and 35 per cent., respectively, of the outstanding ordinary shares of the Combined Group immediately after the Merger. Consequently, ABN AMRO Shareholders, as a group, will have reduced ownership and voting power in the Combined Group compared to their ownership and voting power in ABN AMRO, and existing Barclays Shareholders, as a group, will have reduced ownership and voting power in the Combined Group compared to their ownership and voting power in Barclays.
Following the Settlement Date, ABN AMRO is expected to be majority controlled by Barclays, and Barclays is as such expected to control the nomination of all of the members of the Managing Board and the Supervisory Board.
The trading price of New Barclays Ordinary Shares and New Barclays ADSs may be affected by factors different from those affecting the price of existing Barclays Ordinary Shares and existing Barclays ADSs and ABN AMRO Ordinary Shares and ABN AMRO ADSs.
The businesses of Barclays and ABN AMRO differ in some respects and, accordingly, the results of operations of the Combined Group and the market price of the Combined Group’s securities may be affected by factors different from those currently affecting the independent results of operations of each of Barclays and ABN AMRO. For a discussion of the businesses of Barclays and ABN AMRO and of certain factors to consider in connection with those businesses, see Part IV (Information on Barclays) and Part V (Information on ABN AMRO).
The market price of the Barclays Ordinary Shares and Barclays ADSs could be volatile and subject to significant fluctuations due to a variety of factors.
The market price of Barclays Ordinary Shares and Barclays ADSs could be subject to fluctuations in response to certain factors, such as changes in sentiment in the market regarding Barclays Ordinary Shares, any regulatory changes affecting Barclays operations, variations in Barclays anticipated or actual operating results, business developments of Barclays or its competitors, the operating and share price performance of other companies in the industries and markets in which Barclays operates, speculation about Barclays business in the press, media or the investment community, changes in conditions affecting the economy generally, as well as other factors unrelated to the operating results of Barclays. Volatility in the market price of Barclays Ordinary Shares following the Merger may prevent former ABN AMRO Shareholders from selling New Barclays Ordinary Shares or New Barclays ADSs they may receive in the Offer at or above the value of their ABN AMRO Ordinary Shares or ABN AMRO ADSs tendered in exchange for such New Barclays Ordinary Shares or New Barclays ADSs.
Shareholders may experience a loss of certain legal protections.
The implementation of post-closing restructuring measures, including but not limited to the transfer or issuance to holders of ABN AMRO Shares or ABN AMRO ADSs of shares in another company (including a non-Dutch and/or a non-listed company), by way of legal merger, legal de-merger, distribution in kind or otherwise, or the transfer or issuance to them of any form of financial instruments issued by any issuer under any jurisdiction, may result in the relevant shareholders losing forms of statutory protection rights, including access to certain types of court proceedings, they are currently enjoying as shareholders of a Dutch public limited liability company.
Resales of New Barclays Ordinary Shares and New Barclays ADSs following the Offer may cause the market price of the Barclays Ordinary Shares to fall.
In connection with the Offer, Barclays estimates to issue approximately 4,012,764,544 New Barclays Ordinary Shares, including those represented by New Barclays ADSs, assuming the maximum number of New Barclays Ordinary Shares are issued pursuant to the Ordinary Share Offer. The increase in the number of New Barclays Ordinary Shares and Barclays ADSs may lead to sales of such securities or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Barclays Ordinary Shares and Barclays ADSs.
Certain Barclays Bank securities include terms restricting payments of dividends by Barclays on the Barclays Ordinary Shares and the Barclays Preference Shares.
Barclays Bank has issued several series of reserve capital instruments and tier one notes which place restrictions on Barclays ability to (i) declare or pay dividends (other than a dividend declared by Barclays before deferral, or intra-group dividends) on shares (including Barclays Ordinary Shares and the Barclays Preference Shares) or (ii) redeem, purchase, reduce or otherwise acquire any of the share capital or securities of Barclays (including Barclays Ordinary Shares and the Barclays Preference Shares).

This restriction arises if Barclays Bank defers the payment of any coupon due on the relevant series of reserve capital instruments or tier one notes and remain until Barclays Bank next pays (or sets aside funds to pay) a coupon on the reserve capital instruments or tier one notes or the reserve capital instruments or tier one notes are redeemed in full.

5.	Risks Related to the Preference Share Offer
Future preference share issues may include terms restricting payments relating to the Barclays Preference Shares, including restrictions on the payment of dividends on, and on redemptions, purchases, reductions or other acquisitions of, Barclays Preference Shares, in circumstances such as a deferral or non-payment of a dividend on such preference shares.
The terms of preference shares issued from time to time in the future by Barclays or other members of the Combined Group may include terms restricting payments relating to the Barclays Preference Shares, including restrictions on the payment of dividends on the Barclays Preference Shares, and on redemptions, purchases, reductions or other acquisitions of Barclays Preference Shares, in circumstances such as a deferral or non-payment of a dividend on such preference shares.
Dividends on the Barclays Preference Shares are discretionary and will not be declared or paid in full, or at all, if the Barclays Board so resolves in respect of the dividend for any Dividend Period or if a dividend is not paid simultaneously on the Staff Shares.
Barclays Board may resolve, in its absolute discretion, on or before any Dividend Payment Date not to pay in full, or at all, the dividend on the Barclays Preference Shares for the Dividend Period to which that Dividend Payment Date relates. Furthermore a dividend will not be payable on the Barclays Preference Shares if a dividend is not paid simultaneously on the Staff Shares.
Barclays in any event may under English company law pay dividends on the Barclays Preference Shares only if and to the extent that payment can be made out of the profits of Barclays available for distribution and permitted to be distributed.
Dividends on the Barclays Preference Shares are non-cumulative.
The dividends on the Barclays Preference Shares are non-cumulative. Accordingly, to the extent that any dividend or part thereof is on any occasion not declared and paid for any reason, holders of Barclays Preference Shares will not have a claim in respect of the dividend accrued for the relevant Dividend Period or for interest on the dividend, whether or not dividends on the Barclays Preference Shares are declared for any future Dividend Period.
If Barclays is wound up, distributions to holders of the Barclays Preference Shares will be subordinated to the claims of creditors and, for so long as any Staff Shares remain in issue, pari passu with the Staff Shares and Barclays Ordinary Shares.
On a winding-up of Barclays, whether voluntarily or involuntarily and whether in connection with insolvency proceedings or otherwise, holders of Barclays Preference Shares will be entitled to distributions in liquidation only after the claims of creditors of Barclays and its subsidiaries have been satisfied. Furthermore, for so long as any Staff Shares remain in issue, the assets of Barclays shall be applied pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays (including Barclays Ordinary Shares and Staff Shares) in proportion to the amount paid up on such shares.
No limitation on issuing senior debt securities or pari passu shares.
There is no restriction on the amount of debt which Barclays may incur which ranks senior to the Barclays Preference Shares or on the amount or terms of securities which Barclays may issue which rank pari passu with the Barclays Preference Shares. The issue of any such debt or securities may reduce the amount recoverable by holders of the Barclays Preference Shares on a winding-up or other return of capital of Barclays or may increase the likelihood of a suspension of distributions in respect of the Barclays Preference Shares.
Barclays Preference Shares have no voting rights.
The holders of the Barclays Preference Shares will not be eligible to receive notice of, attend or vote at general meetings of Barclays.

Barclays Preference Shares are perpetual securities.
Barclays is under no obligation to redeem the Barclays Preference Shares at any time and the holders of the Barclays Preference Shares have no right to call for their redemption.
Barclays Preference Shares may be redeemed at the option of Barclays.
Subject to the prior consent of the FSA (if required) and to compliance with the United Kingdom company law requirements as to the manner of financing any redemption of redeemable shares, and provided that Barclays is in compliance with main BIPRU Pillar Rules (as such rules are applicable on a consolidated basis to the group of which Barclays is a part), the Barclays Preference Shares may be redeemed at the option of Barclays, or in part, on any Relevant Payment Date falling on or after 15 December, 2012. Barclays may redeem the Barclays Preference Shares at an amount equal to €1.
Barclays Preference Shares have liquidity risk.
The Barclays Preference Shares are not and will not be listed or admitted to trading on any stock exchange. There can be no assurance that an active market for the Barclays Preference Shares will develop. The liquidity of the Barclays Preference Shares can be expected to vary with changes in market and economic conditions, the financial condition and prospects of Barclays and other factors that generally influence the market price of securities.
There can be no assurances that existing holders of DR Preference Shares will be able to maintain any participation exemption following the Effective Date.
Certain ABN AMRO Shareholders currently benefit from the participation exemption under Dutch tax law with respect to future income and gains in relation to their ABN AMRO Shares. There can be no assurance that such ABN AMRO Shareholders receiving Barclays Preference Shares under the DR Preference Share Offer will continue to enjoy the benefit of such participation exemption in respect of either their New Barclays Ordinary Shares or Barclays Preference Shares following the Effective Date. Barclays shall not be under any obligation whatsoever to take any action to maintain any such existing participation exemption, and shall in no way be responsible for, or be liable to compensate or indemnify any ABN AMRO Shareholder in respect of, the loss of any such participation exemption.

PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
Certain statements and assumptions in this document constitute “forward-looking statements” with respect to certain of Barclays and ABN AMRO’s plans and their current goals and expectations relating to their future results, performance or achievements and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the Merger between Barclays and ABN AMRO within the expected timeframe and on the expected terms (if at all), the benefits of the Merger involving Barclays and ABN AMRO, including the achievement of synergy targets, Barclays and ABN AMRO’s income growth, impairment charges, business strategy, projected costs and estimates of capital expenditures and revenue benefits, projected levels of growth in the banking and financial markets, the Combined Group’s future financial and operating results, projected costs and estimates of capital expenditures, and plans and objectives for future operations of Barclays, ABN AMRO and the Combined Group and other statements that are not historical facts. Any forward-looking statements made herein speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

RELEVANT DOCUMENTATION

The following documentation, which was sent to Barclays Shareholders at the relevant time and/or is available for inspection in accordance with paragraph 21 of Part XII (Additional Information), contains information which is relevant to the Merger:

1.	Basis of financial information

The unaudited interim financial statements of Barclays as filed with the FSA for the six months ended 30 June 2007 and the financial statements of Barclays Group for the financial years ended and as at 31 December 2006, 2005 and 2004, as filed with the SEC on Form 20-F in respect of the years ended 31 December 2006 and 2005, have been incorporated by reference into this document. Please see Part VII (Financial Information and Operating and Financial Review Relating to Barclays) of this document for a table identifying the specific items of information which have been incorporated by reference.
The financial statements for the six months ended 30 June 2007 were reviewed but not audited by Barclays auditors. The financial statements for the years ended 31 December 2006 and 2005 (including restated from UK GAAP to IFRS comparative figures for the year ended 31 December 2004) were prepared in accordance with IFRS and extracted without material adjustment. The audit reports for each of the financial years ended 31 December 2006 and 2005 (which included the 2004 comparative information) as included within the Form 20-F are unqualified.

DIRECTORS, PROPOSED DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

DIRECTORS1

Marcus Agius	Chairman
David Booth	Non-executive Director
Sir Richard Broadbent	Senior Independent Director
Richard Leigh Clifford	Non-executive Director
Fulvio Conti	Non-executive Director
Dr Daniël Cronjé[2]	Non-executive Director
Professor Dame Sandra Dawson[2]	Non-executive Director
Sir Andrew Likierman[2]	Non-executive Director
Sir Nigel Rudd DL	Deputy Chairman, Non-executive Director
Stephen Russell[2]	Non-executive Director
Sir John Sunderland[2]	Non-executive Director
John Varley	Group Chief Executive
Robert E Diamond Jr	President of Barclays PLC and Chief Executive of Investment Banking and Investment Management
Gary Hoffman[2]	Group Vice-Chairman
Christopher Lucas	Group Finance Director
Frederik (Frits) Seegers	Chief Executive of Global Retail and Commercial Banking

PROPOSED DIRECTORS[3,4]
Arthur Martinez	Proposed Chairman
Rijkman Groenink	Proposed Non-executive Director
Gert-Jan Kramer	Proposed Non-executive Director
Trude Maas-de Brouwer	Proposed Non-executive Director
André Olijslager	Proposed Non-executive Director
Anthony Ruys	Proposed Non-executive Director
Paolo Scaroni	Proposed Non-executive Director
Rob van den Bergh	Proposed Non-executive Director
Huibert Boumeester	Proposed Group Chief Administrative Officer

COMPANY SECRETARY
Lawrence Dickinson

REGISTERED OFFICE
1 Churchill Place London E14 5HP

[1]	China Development Bank has the right to nominate a Barclays Non-executive Director.

[2]	Following the Effective Date it is expected that these Directors will resign from the Barclays Board.

[3]	Following the Effective Date it is expected that these Proposed Directors will be appointed to the Barclays Board.

[4]	Following the Effective Date Temasek will also have the right to nominate a Barclays Non-executive Director.

JOINT SPONSORS AND JOINT FINANCIAL ADVISERS	JOINT FINANCIAL ADVISERS
Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ JPMorgan Cazenove Limited 20 Moorgate London EC2R 6DA	Barclays Capital
5 The North Colonnade
London E14 4BB

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

Lazard & Co., Limited
50 Stratton Street
London W1J 8LL

LEGAL ADVISER TO BARCLAYS AS TO ENGLISH LAW AND DUTCH LAW	LEGAL ADVISER TO BARCLAYS AS TO US LAW
Clifford Chance LLP 10 Upper Bank Street London E14 5JJ	Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN
REGISTRARS	AUDITORS AND REPORTING ACCOUNTANTS
The Registrar to Barclays PLC The Causeway Worthing West Sussex BN99 6DA	PricewaterhouseCoopers LLP Southwark Towers 32 London Bridge Street London SE1 9SY

ADR DEPOSITARY Bank of New York One Canada Square London E14 5AL

PART I
INFORMATION ON THE COMBINED GROUP
This section contains information which relates to the Combined Group following the Effective Date. In addition to the information in this section, the information set out in Part IV (Information on Barclays) and Part V (Information on ABN AMRO) will, together, also be relevant to the Combined Group following the Effective Date.

1.	Background to and Strategic Rationale for the Merger
The Merger of ABN AMRO and Barclays will create one of the world’s leading universal banks. Both ABN AMRO and Barclays operate in a sector which is still fragmented. The Barclays Board believes that universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe. Harmonisation of customer needs is already well advanced in investment banking and investment management and is increasingly apparent in retail and commercial banking.
The Merger brings together two sets of high quality product capabilities and brands, which are well placed to create growth for shareholders from the relationship extension opportunities that exist in a combined base of 46 million personal and 1.4 million commercial customers.
The Combined Group will have a simple and transparent management structure. The management team will be clearly accountable for delivering sustained incremental earnings growth and value for shareholders by leading strong performance from the underlying businesses and by capturing the substantial synergies made available by the Merger.
There will be two principal business groupings within the Combined Group, Global Retail and Commercial Banking (GRCB) and Investment Banking and Investment Management (IBIM). GRCB will be led by Frits Seegers, currently CEO of GRCB in Barclays. IBIM will be led by Bob Diamond, currently President of Barclays and CEO of IBIM. The holding company of the Combined Group will be called Barclays PLC.
Global Retail and Commercial Banking
ABN AMRO and Barclays bring together two sets of highly complementary geographies. Approximately 90 per cent. of the Combined Group’s branches will be in seven countries. In Europe, the Combined Group will have strong franchises in the UK and the Netherlands and attractive positions in Italy, Spain and Portugal. Additionally, the Combined Group will have significant exposure to the high growth developing economies of Brazil and South Africa offering substantial revenue and profit growth opportunities. The Combined Group will also maximise ABN AMRO’s fast growing Asian business.
Customers will benefit from the enhanced product capabilities of the Combined Group drawing on, for example, ABN AMRO’s global cash and payments infrastructure and Barclays expertise in credit cards.
ABN AMRO and Barclays are both recognised players in commercial banking. They both have relevant presence in the mid-size sector. The Merger will accelerate Barclays ambition to develop its business banking activities globally. The franchise will be further strengthened by the linkage between a strong investment banking product range and the track record of both ABN AMRO and Barclays in selling investment banking products to mid-size clients across the Combined Group’s broad geographic footprint.
There is significant opportunity for increased cost efficiency through the optimisation of the operating infrastructure and processes.
Investment Banking and Investment Management
Investment Banking
The Merger of ABN AMRO and Barclays will support the ambition to be a leading global investment bank in risk management and financing through enhanced product expertise and broader geographic exposure. Barclays existing product capabilities will be considerably enhanced, particularly in commodities, foreign exchange, equities, mergers and acquisitions, corporate broking, structured credit and private equity and its geographic and client reach will also be extended significantly into Asia, Latin America and Continental Europe. The combined investment bank will operate on the Barclays Capital scaleable platform and will target an alignment to a top quartile cost: income ratio by 2010.

Asset Management

The Combined Group will be the world’s largest institutional asset manager1. The index-based, exchange traded fund and quantitative active capabilities of Barclays Global Investors (BGI) will be complemented by ABN AMRO’s active fundamentals-based capabilities and products. The Barclays Board believes that there are expanded opportunities for retail distribution of the current product set, including iShares (exchange traded funds managed and marketed by BGI).
Wealth Management

The Merger of ABN AMRO and Barclays will create the world’s eighth largest wealth manager2, with a leading European onshore franchise with strong positions in the Netherlands and UK, a strong European franchise across Germany, Belgium, France and Spain and attractive growing positions in Asia and Brazil. The product development capabilities of the combined wealth management business together with an extensive distribution network will allow the merged business to benefit from favourable demographic trends and increasing demand-led client volumes.

2.	Financial effects of the Merger
Significant Cost Synergies and Revenue Benefits
Potential synergies arising from the Merger have been assessed by a joint team from ABN AMRO and Barclays through a detailed bottom up approach involving business leaders from both banks. The total estimated pre-tax annual cost synergies and revenue benefits that are expected to be realised by 2010 are €3.5 billion, with a total pre-tax integration cost of realising these synergy benefits estimated at €3.6 billion. Bob Diamond, Barclays Group President, will be the Accountable Executive for the integration and synergy programmes, reporting to the Group Chief Executive, and will chair an Integration Committee which will comprise: himself; Huibert Boumeester, Group Chief Administrative Officer; Paul Idzik, Group Chief Operating Officer; Ron Teerlink, GRCB Chief Operating Officer; and Rich Ricci, IBIM Chief Operating Officer. The Integration Committee will have the responsibility for the delivery of the estimated cost synergies and revenue benefits. Capturing the expected synergies will assist the management of the Combined Group in achieving top quartile cost: income ratios across all businesses by 2010. A detailed discussion of these expected synergies is set out in paragraph 3 of Part II (Information on the Merger).
Attractive financial benefits to both sets of shareholders
An unaudited pro forma statement of the net assets of the Combined Group, is set out, for illustrative purposes, in Part IX (Information on the expected impact of the Merger on the consolidated net assets of the Barclays Group) of this document. As shown in that statement, the illustrative unaudited pro forma consolidated net assets of the Combined Group, prepared in accordance with IFRS as at 30 June 2007 and adjusted to reflect the consequences of the Merger and the disposal of LaSalle, would have been €95.3 billion (as extracted from the Unaudited Pro-Forma Net Asset Statement). As at that date, Barclays had net assets of €42.8 billion.
It is expected that the Merger will lead to significant accretion in ABN AMRO’s 2008 adjusted earnings per share3 for accepting ABN AMRO Ordinary Shareholders. For accepting ABN AMRO Ordinary Shareholders, dividend income from their ownership of New Barclays Ordinary Shares and interest on cash consideration would have been 39.2 per cent. higher than the dividend income from their ABN AMRO Shares on the basis of ABN AMRO and Barclays 2006 dividends. It is expected that the Merger will be 5 per cent. accretive to Barclays adjusted earnings per share3 in 20104. The Barclays Board expects that the return on investment will be approximately 13 per cent. in 2010.

1Source: Global Investor, ‘Top 100 Largest Asset Managers’, Q3 2006
2Source: Bear Stearns, ‘The Wealth Management Industry’, April 2006
3Adjusted earnings per share is the profit attributable to ordinary shareholders adjusted to exclude the amortisation of identifiable intangible assets and fair value adjustments and integration costs relating to the Merger, divided by the weighted average number of ordinary shares.

[4]	This statement is not intended to be and should not be interpreted to mean that the future adjusted earnings per share of Barclays will necessarily match or exceed its historical published adjusted earnings per share.

3.	Board Composition
The Combined Group will have a UK corporate governance structure with a unitary board of directors. Following the Merger, it is expected that, the Barclays Board will initially consist of 10 members from Barclays and 9 members from ABN AMRO. In addition to the Chairman and Deputy Chairman, there will be 12 Non-executive Directors, with 5 initially nominated by Barclays and 7 initially nominated by ABN AMRO. In addition, China Development Bank has the right to nominate a Barclays Non-executive Director and, following the Effective Date, Temasek will also have the right to nominate a Barclays Non-executive Director. In the event that the number of members of the Barclays Board shall, in the two years following completion of the Merger be reduced, the pro rata representation of Directors nominated by ABN AMRO and of Directors nominated by Barclays shall remain the same. It is expected that Gary Hoffman, Dr Daniël Cronjé, Professor Dame Sandra Dawson, Sir Andrew Likierman, Stephen Russell and Sir John Sunderland will retire from the Barclays Board with effect from the Effective Date, and that, following the Effective Date, the Board composition will be as follows:

Chairman	Position as from the Effective Date
Arthur Martinez	Chairman

Non-executive Directors
Marcus Agius	Deputy Chairman
David Booth	Non-executive Director
Sir Richard Broadbent	Non-executive Director
Leigh Clifford	Non-executive Director
Fulvio Conti	Non-executive Director
Rijkman Groenink	Non-executive Director
Gert-Jan Kramer	Non-executive Director
Trude Maas-de Brouwer	Non-executive Director
André Olijslager	Non-executive Director
Sir Nigel Rudd	Non-executive Director
Anthony Ruys	Non-executive Director
Paolo Scaroni	Non-executive Director
Rob van den Bergh	Non-executive Director

Executive Directors
John Varley	Group Chief Executive
Huibert Boumeester	Group Chief Administrative Officer
Bob Diamond	President of Barclays and CEO of IBIM
Chris Lucas	Group Finance Director
Frits Seegers	CEO of GRCB
Marcus Agius is expected to become Deputy Chairman of the Combined Group and will remain Chairman of Barclays Bank. It is expected that he will succeed Arthur Martinez as Chairman of the Combined Group when Arthur Martinez retires.
Following the Effective Date, Rijkman Groenink is expected to cease to be Chairman of the Managing Board and Gary Hoffman is expected to cease to be the Barclays Group Vice-Chairman. Huibert Boumeester, Chief Financial Officer of ABN AMRO, is expected to cease to hold such office following the Effective Date.

4.	Management, Operating Model and Employees
The head office of the Combined Group will be located in Amsterdam. Day-to-day management of the Combined Group is expected to be the responsibility of John Varley, working with the Group Executive Committee, which is expected to consist of:

Committee Member	Position as from the Effective Date

John Varley	Group Chief Executive
Huibert Boumeester	Group Chief Administrative Officer
Bob Diamond	President of Barclays and CEO of IBIM
Paul Idzik	Group Chief Operating Officer
Chris Lucas	Group Finance Director
Piero Overmars	CEO of Continental Europe and Asia, GRCB
Frits Seegers	CEO of GRCB
Ron Teerlink	Chief Operating Officer of GRCB
Wilco Jiskoot is expected to become a Vice-Chairman of Barclays Capital with senior responsibility for client relationships.
GRCB will be headquartered in Amsterdam and will incorporate the retail and commercial banking operations of the Combined Group, including:

•	Barclays UK Retail Banking and UK Business Banking, International Retail and Commercial Banking and Barclaycard; and

•	ABN AMRO’s Transaction Banking, BU Netherlands, BU Europe, Antonveneta, BU Latin America and BU Asia.
IBIM will be headquartered in London. IBIM will comprise:

•	Barclays Capital which will incorporate Barclays Capital and ABN AMRO Global Markets and Global Clients and ABN AMRO Private Equity businesses;

•	Barclays Global Investors and ABN AMRO Asset Management; and

•	Wealth Management which will incorporate Barclays Wealth and ABN AMRO Private Clients.
Consultations have taken place with the trade unions involved, and the secretariat of the Social Economic Council (Sociaal Economische Raad) has been informed of the Offer in accordance with the SER Merger Code 2000 (SER besluit Fusiegedragsregels 2000).
ABN AMRO and Barclays are aware of the fact that these measures can have difficult consequences for a number of staff. When it comes to matters affecting staff, both ABN AMRO and Barclays have a good reputation and are committed to upholding that reputation.
ABN AMRO and Barclays have identified the possibility of rationalising the number of staff of the Combined Group through a combination of natural attrition, offshoring and outsourcing as well as redundancies. The rationalisation of headcount is expected to be implemented over 3 years following the Effective Date.
The reduction in staff is a necessary part of the envisaged synergies from the Merger of the two banks. Part of the expected staff reduction will be through establishing shared services and offshoring those positions to low cost locations, such as India where new staff will be recruited at ABN AMRO’s existing ABN AMRO Central Enterprise Services (ACES) operations.
It is expected that the Merger of Barclays and ABN AMRO will result in a net reduction in staff of approximately 12,800. In addition, it is expected that approximately 10,800 full-time equivalent positions will be offshored to low-cost locations. This will impact a gross total of approximately 23,600 full-time equivalent positions of the combined work force of approximately 220,600. (Barclays has c.127,700 employees, ABN AMRO c.94,000 excluding LaSalle).
Barclays and ABN AMRO have, in their meetings with employee representative groups, including trade unions and works councils, committed to avoiding compulsory redundancies wherever possible and maintaining current redundancy terms for all existing Barclays and ABN AMRO employees worldwide for a period of two years from the Closing Date. ABN AMRO and Barclays confirm that all requisite employee consultations and information procedures with employee representative bodies of ABN AMRO and Barclays have been completed and have resulted in a positive opinion of the European Staff Council and a positive advice from the Central Works Council in respect of the proposed combination with Barclays.

5.	Regulation and Tax Residency
The FSA and DNB have agreed that the FSA will be lead supervisor of the Combined Group and that the DNB and FSA will be the consolidated supervisors of the ABN AMRO and Barclays groups respectively.
Barclays, which will be the holding company for the Combined Group, will remain UK incorporated, and will remain UK tax resident.

6.	Capital Management and Dividend Policy
ABN AMRO Bank N.V. and Barclays Bank will seek to maintain their strong credit ratings. On the Effective Date it is expected that the Tier 1 Ratio of the Combined Group will be 7.5 per cent. and the Core Equity Tier 1 Ratio 5 per cent. The Combined Group will take a disciplined approach to capital optimisation and will seek to maintain the Tier 1 ratio at 7.5 per cent. and rebuild the Core Equity Tier 1 Ratio to 5.25 per cent., by the end of 2009 from the retention of earnings. It has been assumed, for the purpose of estimating financial effects, that excess equity over and above the target Equity Tier 1 ratio after accounting for dividends and growth in risk weighted assets will be returned to shareholders by way of share buybacks.
Assuming the Effective Date occurs on or before the record date for the Barclays Final Dividend for 2007, which is expected to be early in March 2008, the first dividend payable to holders of New Barclays Ordinary Shares is expected to be the Barclays final dividend for 2007.
Following the Effective Date, it is intended that the Combined Group will maintain ABN AMRO’s and Barclays progressive dividend policy and that dividends per share will grow approximately in line with earnings per share over the longer term. With the benefit of the estimated synergies from the Merger, Barclays annual dividend will be approximately twice covered by adjusted earnings1. Management of each of Barclays and ABN AMRO believe that this policy will maintain an appropriate balance between income distribution to shareholders and earnings retention to fund growth. It is also intended that the Combined Group will continue Barclays practice of weighting the annual dividend towards the final dividend to maintain flexibility. It is not expected that the dividends per share in 2008 will be materially different to the dividend Barclays would have expected to distribute to shareholders had the Merger not occurred.
Following the Effective Date, the Combined Group will present financial statements in Euro and will declare dividends in Euro. Shareholders in the Combined Group will be able to elect to receive dividends paid in Euro or Sterling at any time. Accepting ABN AMRO Ordinary Shareholders who receive New Barclays Ordinary Shares (other than those who validly elect to receive the Alternative Exchange under the Ordinary Share Offer) will receive dividends paid in Euro unless they validly elect to receive dividends paid in Sterling. Existing Barclays Shareholders will continue to receive dividends paid in Sterling unless they validly elect to receive dividends paid in Euro. Further details of the facility available for Barclays Shareholders to enable them to elect to receive dividends paid in Euro or Sterling, are set out in the Circular sent to existing Barclays Shareholders. The holders of Barclays ADSs will receive payment in Dollars and will not be able to elect to receive dividends in any other currency.

[1]	Adjusted earnings is the profit attributable to ordinary shareholders adjusted to exclude the amortisation of identifiable intangible assets and fair value adjustments and integration costs relating to the Merger.

PART II
INFORMATION ON THE MERGER

1.	INTRODUCTION
On 23 April 2007, Barclays and ABN AMRO jointly announced that agreement had been reached on the terms of a recommended merger of Barclays and ABN AMRO to create one of the world’s leading universal bank groups, to be called “Barclays”. The terms on which the Merger would take place were revised prior to an announcement by Barclays on 23 July 2007 and were further revised prior to an announcement by Barclays on 30 July 2007.
On 30 July 2007, the ABN AMRO Boards announced their continuing support for the strategic benefits of the combination with Barclays but concluded they were not in a position to recommend either of the rival offers for ABN AMRO.
The Merger was agreed subject to, among other things, the satisfaction or waiver of certain pre-conditions, including the receipt of all regulatory approvals required for the completion of the LaSalle Agreement and the receipt of other necessary regulatory authorisations. Those pre-conditions have now been satisfied, waived or rolled forward as conditions of the Offer.
The implementation of the Merger remains subject to the satisfaction or waiver of a number of conditions, including the completion of the sale of LaSalle and the regulatory approvals and clearances referred to in paragraph 5 below in this Part II.

2.	SUMMARY OF THE TERMS OF THE OFFER
The Merger is being effected by means of the Offer. The terms of the Merger initially presented to ABN AMRO as set out in the Announcement were revised following the Revised Announcement and this Offer is being unanimously recommended by the Barclays Board as being in the best interests of Barclays and Barclays Shareholders as a whole. The Offer comprises separate offers for each class of ABN AMRO’s outstanding share capital.
Ordinary Share Offer

Pursuant to the Ordinary Share Offer, ABN AMRO Ordinary Shareholders and holders of ABN AMRO ADSs tendering their ABN Ordinary Shares or ABN AMRO ADSs will receive:

2.13 New Barclays Ordinary Shares and €13.15 in cash for every 1 ABN AMRO Ordinary Share

0.5325 of a New Barclays ADS and €13.15[1] in cash for every 1 ABN AMRO ADS

The Ordinary Share Offer values each ABN AMRO Ordinary Share at €34.83 and values ABN AMRO at €65.6 billion (£44.2 billion), based on the Closing Price of Barclays Ordinary Shares on 2 August 2007, the latest practicable date prior to publication of this document. Of this amount approximately 38 per cent. will be payable in cash. As at 2 August 2007 the implied value of this consideration per ABN AMRO Ordinary Share represented a price to reported earnings multiple of 13.9 times and a price to book multiple of 2.7 times, based on 2006 figures.
The Ordinary Share Offer represents a premium for ABN AMRO Shareholders of approximately:

•	27.6 per cent. to the revised share price of ABN AMRO Ordinary Shares on 16 March 2007, the last Business Day prior to the announcement that ABN AMRO and Barclays were in talks; and

•	43.6 per cent. over the average share price of ABN AMRO Ordinary Shares in the 6 months up to and including 16 March 2007.

ABN AMRO Ordinary Shareholders and holders of ABN AMRO ADSs are being offered the opportunity to elect, subject to availability, to change the proportions in which they receive New Barclays Ordinary Shares or New Barclays ADSs and cash in respect of their holdings of ABN AMRO Ordinary Shares or ABN AMRO ADSs under the Mix and Match Facility. However, the total number of New Barclays Ordinary

1.	The cash consideration paid for each ABN AMRO ADS will be Dollars, based on the conversion of the Euro consideration to which holders of ABN AMRO ADSs are entitled, net of any applicable fees and expenses, into Dollars at the average exchange rate obtainable by The Bank of New York, the ADS exchange agent, for the five business days preceding the date on which the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs.

Shares and New Barclays ADSs to be issued and the maximum aggregate amount of cash to be paid under the Offer will not be varied as a result of elections under the Mix and Match Facility. Accordingly, satisfaction of elections made by ABN AMRO Ordinary Shareholders and holders of ABN AMRO ADSs under the Mix and Match Facility will depend on the extent to which other ABN AMRO Ordinary Shareholders or holders of ABN AMRO ADSs make offsetting elections. Satisfaction of elections under the Mix and Match Facility will be effected on the basis of €11.87 (£8.00) in cash for each New Barclays Ordinary Share and the Dollar equivalent of €47.48 (£32.00) in cash for each New Barclays ADS (and vice versa in each case).1 To the extent that elections cannot be satisfied in full, they will be scaled down pro rata. As a result, ABN AMRO Ordinary Shareholders and holders of ABN AMRO ADSs who make an election under the Mix and Match Facility will not necessarily know the exact number of New Barclays Ordinary Shares or New Barclays ADSs or the amount of cash they will receive until settlement of the consideration under the Offer.
If ABN AMRO Ordinary Shareholders make no such election, they will receive €13.15 in cash and 2.13 New Barclays Ordinary Shares in respect of each ABN AMRO Ordinary Share tendered. If holders of ABN AMRO ADSs make no such election, they will receive €13.15 in cash and 0.5325 of a New Barclays ADS in respect of each ABN AMRO ADS tendered.2
Elections under the Mix and Match Facility will only be accepted in respect of whole numbers of ABN AMRO Ordinary Shares or ABN AMRO ADSs. The number of ABN AMRO Ordinary Shares or ABN AMRO ADSs in respect of which an election under the Mix and Match Facility is made represents the number of ABN AMRO Ordinary Shares or ABN AMRO ADSs in respect of which the holder wishes to receive either more cash or more New Barclays Ordinary Shares or Barclays ADSs as consideration for the Offer.
Under the terms of the Ordinary Share Offer, existing ABN AMRO Ordinary Shareholders (together with holders of ABN AMRO ADSs) will own 35.1 per cent. of the issued ordinary share capital of the Combined Group and existing Barclays Shareholders (together with holders of Barclays ADSs) will own 55.6 per cent. of the issued ordinary share capital of the Combined Group. This compares to a split of 48 percent and 52 per cent set out in the Announcement. In addition, Temasek will own 2.5 per cent. of the issued ordinary share capital of the Combined Group and China Development Bank 6.8 per cent.
The Exchange Ratio was determined on the basis of the numbers of ABN AMRO Ordinary Shares in issue (excluding shares that were held as treasury shares but including all share options and awards) and the share price for Barclays Ordinary Shares in each case on 20 July 2007, being the last Business Day prior to the Revised Announcement. Depending on their terms, certain capital raisings or capital returns by either or both of ABN AMRO and Barclays may be accretive or dilutive to the value of the ABN AMRO Ordinary Shares and/or the Barclays Ordinary Shares. For this reason, the terms of the Ordinary Share Offer provide for the adjustment of the Exchange Ratio relating to ABN AMRO Ordinary Shares and New Barclays Ordinary Shares in the event that certain capital raisings or capital returns are effected between the date of the Revised Announcement and the Effective Date.3
The adjustment seeks to address the possible impact on the share price of ABN AMRO Ordinary Shares of certain capital raisings or capital returns by ABN AMRO, and the possible impact on the price of Barclays Ordinary Shares of certain capital raisings or capital returns by Barclays, such that the terms of the Ordinary Share Offer at the Effective Date continue to reflect both ABN AMRO and Barclays understanding of the fundamental value of the Ordinary Share Offer.
Any material adjustment to the Exchange Ratio will be communicated to ABN AMRO Shareholders and Barclays Shareholders by way of public announcements.
DR Preference Share Offer
ABN AMRO Shareholders tendering their DR Preference Shares under the DR Preference Share Offer will receive either €0.59 in cash or, if they choose and subject to the passing of the Preference Share Resolutions at the Barclays Extraordinary General Meeting, 0.59 of a Barclays Preference Share for each

1.	This uses the exchange rate of £1.00: €1.4839 in the Financial Times as at 2 August 2007. Barclays Ordinary Shares may be trading at a lower or higher price than £8.00 at the Settlement Date.

2.	The cash consideration paid for each ABN AMRO ADS will be Dollars, based on the conversion of the Euro consideration to which holders of ABN AMRO ADSs are entitled, net of any applicable fees and expenses, into Dollars at the average exchange rate obtainable by The Bank of New York, the ADS exchange agent, for the five business days preceding the date on which the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs.

3.	The Conditional Investment, the Unconditional Investment, subscription for the Clawback Shares and the Share Buy-back Programme will not result in an adjustment to the Exchange Ratio.

DR Preference Share tendered and delivered, subject to the Offer being declared unconditional. The aggregate consideration payable for the DR Preference Shares will be approximately €808 million assuming all of the DR Preference Shares currently in issue are tendered for cash. The DR Preference Share Offer will be adjusted if necessary to include accrued dividends up to the Settlement Date. Since the next dividend payment date on the DR Preference Shares is due when ABN AMRO pays its annual dividend on the ABN AMRO Ordinary Shares for the financial year ending 31 December 2007, no adjustment of the DR Preference Share Offer is expected in connection with a payment of dividend.
Formerly Convertible Preference Share Offer
ABN AMRO Shareholders tendering their Formerly Convertible Preference Shares will receive €27.65 per share, being the closing share price for a Formerly Convertible Preference Share on 20 April 2007, the last Business Day before the Announcement. The aggregate consideration payable for the Formerly Convertible Preference Shares by Barclays will be approximately €1.2 million assuming all of the Formerly Convertible Preference Shares currently in issue are tendered. The consideration payable in respect of the Formerly Convertible Preference Finance Shares will not be adjusted for a dividend payment on the Formerly Convertible Preference Finance Shares.

3.	RATIONALE FOR THE MERGER

In reaching their decisions to approve the Merger Protocol each of the ABN AMRO Boards and the Barclays Board consulted with management and their financial advisers and considered a variety of factors, including the material factors described below. The foregoing decisions of the ABN AMRO Boards were made at special meeting of the Managing Board and the Supervisory Board on 22 April 2007. In deciding to revise the terms of the Merger, Barclays took into account the investments by China Development Bank and Temasek. The Barclays Board believes that the Unconditional Investment is an important endorsement of the Barclays strategy and management team. In addition, the Barclays Board believes that the Conditional Investment underscores the confidence of China Development Bank and Temasek in the value potential of the Merger. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger each of the ABN AMRO Boards and the Barclays Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination. Each of the ABN AMRO Boards and the Barclays Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors and members may have given different weight to different factors. This explanation of the reasons for the Merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”
Strategic Considerations
Each of the ABN AMRO Boards and the Barclays Board considered a number of factors pertaining to the strategic rationale for the Merger as generally supporting its decision to enter into the Merger Protocol, including the following:

•	the expectation that the Merger would create one of the world’s leading universal banks in a sector which is still fragmented;

•	the belief that universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe;

•	the belief that harmonisation of customer needs is already well advanced in investment banking and investment management and is increasingly apparent in retail and commercial banking;

•	the belief that the Merger brings together two sets of high quality product capabilities and brands, which are well placed to create growth for shareholders from the relationship extension opportunities that exist in a combined base of approximately 46 million personal and 1.4 million commercial customers;

•	the belief that, in global retail and commercial banking, ABN AMRO and Barclays bring together two sets of highly complementary geographies. Approximately 90 per cent. of the Combined Group’s branches will be in seven countries. In Europe the Combined Group will have strong franchises in the UK and the Netherlands and attractive positions in Italy, Spain and Portugal. Additionally, the Combined Group will have significant exposure to the high growth developing economies of Brazil and South Africa offering substantial revenue and profit growth opportunities. The Combined Group will also maximise ABN AMRO’s fast growing Asian business;

•	the expectation that customers will benefit from the enhanced retail and commercial banking product capabilities of the Combined Group drawing on, for example, ABN AMRO’s global cash and payments infrastructure and Barclays expertise in credit cards;

•	the fact that ABN AMRO and Barclays are both recognised players in commercial banking and both have relevant presence in the mid-size sector. The Merger is expected to accelerate Barclays ambition to develop its business banking activities globally. The Combined Group should be further strengthened by the linkage between a strong investment banking product range and the track record of both ABN AMRO and Barclays in selling investment banking products to mid-size clients across the Combined Group’s broad geographic footprint;

•	the belief that there is significant opportunity for increased cost efficiency through the optimisation of the operating infrastructure and processes;

•	the belief that the Merger will support the ambition to be a leading global investment bank in risk management and financing through enhanced product expertise and broader geographic exposure;

•	the expectation that Barclays existing investment banking product capabilities will be considerably enhanced, particularly in commodities, foreign exchange, equities, mergers and acquisitions, corporate broking, structured credit and private equity and its geographic and client reach will also be extended significantly into Asia, Latin America and Continental Europe;

•	the fact that the Combined Group will be the world’s largest institutional asset manager and that BGI’s index-based, exchange traded fund and quantitative active capabilities will be complemented by ABN AMRO’s active fundamentals-based capabilities and products;

•	the expectation that there are expanded opportunities for retail distribution of the current product set including BGI’s rapidly growing iShares exchange traded funds; and

•	the fact that the Combined Group will be the world’s eighth largest wealth manager and that the expanded distribution network will position the merged business well to benefit from favourable demographic trends and increasing demand-led client volumes.

Financial Considerations
Each of the ABN AMRO Boards and the Barclays Board also considered a number of financial factors pertaining to the Merger as generally supporting its decision. Potential synergies arising from the Merger have been assessed by a joint team from Barclays and ABN AMRO through a detailed bottom up approach involving business leaders from both banks. Bob Diamond, Barclays Group President, will be the Accountable Executive for the integration and synergy programmes, reporting to the Group Chief Executive, and will chair an Integration Committee which will comprise: himself; Huibert Boumeester, Group Chief Administrative Officer; Paul Idzik, Group Chief Operating Officer; Ron Teerlink, GRCB Chief Operating Officer; and Rich Ricci, IBIM Chief Operating Officer. The Integration Committee will have the responsibility for the delivery of the estimated cost synergies and revenue benefits.
Below is a summary of the estimated unaudited pre-tax annual cost synergies and revenue benefits that are expected to be realised, as well as the estimated costs to achieve them, in the three calendar years commencing 2008:1,

€m pre tax annual	2008e	2009e	2010e

Cost synergies	1,195	2,270	2,800
Revenue synergies	(470)	—	700

Total synergies and benefits	725	2,270	3,500

Integration costs	2,160	1,080	360

[1]	These synergy estimates do not include any of the benefits which are expected to be derived from the partnership with China Development Bank.

Global Retail and Commercial Banking
It is estimated that the pre-tax annual cost synergies in retail and commercial banking will be €1,650 million in 2010, representing approximately 10 per cent. of the Combined Group’s retail and commercial banking cost base excluding LaSalle. The cost synergies are expected to result from the consolidation of the retail and commercial banking activities into a universal banking model including:

•	best practice off-shoring, improved procurement and real estate rationalisation;

•	the consolidation of data centres and supporting IT networks;

•	the use of ABN AMRO’s trade and payments back office operations in the Barclays network and integration of card operations under Barclaycard; and

•	the reduction of overlaps in management structures and the retail and commercial operations in the eight overlapping countries.
Revenue benefits are estimated to amount to at least €150 million on a pre-tax basis in 2010, which is equivalent to 0.5 per cent. of combined revenues. These are expected to be primarily derived from extending ABN AMRO’s broader cash management product offering, increasing ABN AMRO’s revenue per credit card towards Barclays comparable levels and realising the network benefits of the increased global presence.
Investment Banking and Investment Management
The estimated annual pre-tax cost synergies in investment banking in 2010 are expected to amount to approximately €850 million. Pre-tax cost synergies are equivalent to 8 per cent. of combined costs. The cost synergies are expected to be derived from the integration of the two banks’ operations onto one operating platform and subsequent reduction of back office staff and non-staff cost.
It is estimated that revenue benefits, net of assumed revenue attrition, in investment banking in 2010 will be €500 million pre-tax, equivalent to 3 per cent. of combined revenues. These benefits are expected to be derived from offering a stronger and broader product set to the combined client base and building on the productivity gains within ABN AMRO’s investment banking operations. It is expected that, in addition to the revenue benefits, the Combined Group will continue to be able to deliver attractive organic growth consistent with Barclays Capital’s and ABN AMRO’s existing prospects.
Further revenue benefits of approximately €50 million are estimated to arise primarily in the wealth and asset management businesses as a result of the enhanced distribution capabilities of the Combined Group. Approximately €100 million in cost synergies are expected to arise from the reduction of overlap in wealth and asset management.
Other Synergies
It is estimated that further cost synergies of €200 million will arise from the rationalisation of the two head offices.
Integration Costs
The total pre-tax integration cost of realising the synergy benefits is estimated to be €3,600 million of which approximately €2,160 million is expected to be incurred in 2008, approximately €1,080 million is expected to be incurred in 2009 and approximately €360 million is expected to be incurred in 2010.
Financial Terms
Each of the ABN AMRO Boards and the Barclays Board also considered the financial terms of the Offer, including:

•	the 2.13 New Barclays Ordinary Shares and €13.15 in cash that ABN AMRO Shareholders would receive in the Ordinary Share Offer for each of their ABN AMRO Ordinary Shares and the 0.5325 of a New Barclays ADS and €13.15[1] in cash that ABN AMRO ADS holders would receive in the Ordinary

Share Offer for each of their ABN AMRO ADSs, in each case subject to successful elections under the Mix and Match Facility;

•	the fact that the Offer represents a premium of 27.6 per cent. over the closing price of ABN AMRO Ordinary Shares on Euronext Amsterdam on 16 March 2007, the last Business Day prior to the announcement that ABN AMRO and Barclays were in talks and a premium of 43.6 per cent. over the average share price of ABN AMRO Ordinary Shares in the six months up to and including 16 March 2007;

•	the earnings, cash flow and balance sheet impact of the Merger, based on public information and third party analyst forecasts as well as the historical financial performance of Barclays and the historical trading price of Barclays Ordinary Shares and Barclays ADSs and ABN AMRO Ordinary Shares and ABN AMRO ADSs;

•	the expectation that Barclays Shareholders will hold approximately 56 per cent. and ABN AMRO Shareholders will hold approximately 35 per cent. of the outstanding shares of the Combined Group immediately after the Merger and will have the opportunity to share in the future growth and expected synergies of the Combined Group; and

•	the expectation that the Merger will lead to 5 per cent. accretion[2] in Barclays adjusted earnings per share[3] in 2010 and to significant accretion in ABN AMRO’s adjusted cash earnings per share[3] in 2008 for accepting ABN Ordinary Shareholders and that the return on investment will be approximately 13 per cent. in 2010.

Each of the ABN AMRO Boards and the Barclays Board also considered the results of the financial, legal and operational due diligence on Barclays performed by ABN AMRO senior management and financial advisers, including Barclays historical share performance.
Other Transaction Considerations
Each of the ABN AMRO Boards and the Barclays Board also considered a number of additional factors in its decision to enter into the Merger Protocol, including the following:

•	the UK corporate governance structure of the Combined Group with a unitary board;

•	the fact that the head office of the Combined Group will be located in Amsterdam with day-to-day management of the Combined Group the responsibility of John Varley working with the Group Executive Committee;

•	the fact that the DNB and the FSA have agreed that the FSA will be lead supervisor of the Combined Group and that the DNB and FSA will be the consolidated supervisors of the ABN AMRO and Barclays groups respectively;

•	the fact that the holding company for the Combined Group, Barclays PLC, will remain UK incorporated and will remain UK tax resident;

•	the fact that the holding company for the Combined Group will remain UK listed and is expected to qualify for inclusion with a full weighting in the FTSE 100 index and in the AEX index (subject to a maximum weighting of 15 per cent); and

•	the understood preference for certain ABN AMRO Ordinary Shareholders and certain holders of ABN AMRO ADSs to receive cash consideration, in part or in full, for tendering their ABN AMRO Ordinary Shares or ABN AMRO ADSs under the Offer.

1.	The cash consideration paid for each ABN AMRO ADS will be Dollars, based on the conversion of the Euro consideration to which holders of ABN AMRO ADSs are entitled, net of any applicable fees and expenses, into Dollars at the average exchange rate obtainable by The Bank of New York, the ADS exchange agent, for the five business days preceding the date on which the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs.

2	This statement is not intended to be and should not be interpreted to mean that the future adjusted earnings per share of Barclays will necessarily match or exceed its historical published adjusted earnings per share.

3	Adjusted earnings per share is the profit attributable to ordinary shareholders adjusted to exclude the amortisation of identifiable intangible assets and fair value adjustments and integration costs relating to the Merger, divided by the weighted average number of ordinary shares.

Risks
Each of the ABN AMRO Boards and the Barclays Board also considered a number of uncertainties, risks and other potentially negative factors associated with the Merger, including the following:

•	the value of the Barclays Ordinary Shares at the time of the closing of the Merger could be lower than the price of Barclays Ordinary Shares as of the date of the Merger Protocol as a result of, among other things, a change in the value of the assets and liabilities of Barclays and ABN AMRO;

•	the risk that the amount of cost savings and revenue synergies that are actually achieved by the Merger turn out to be less than originally projected;

•	the possibility that regulatory or governmental authorities in the United States, Europe or elsewhere might seek to impose conditions on or otherwise prevent or delay the Merger;

•	the risks and costs to Barclays and ABN AMRO if the Merger is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

•	the risk that the potential benefits of the Merger may not be fully or partially realised, recognising the many potential management and regulatory challenges associated with successfully combining the businesses of Barclays and ABN AMRO;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with combining and integrating the companies;

•	the risk that certain members of Barclays and ABN AMRO senior management who have been selected to hold senior management positions in the combined company might not choose to remain with the combined company;

•	the potential challenges and difficulties relating to integrating the operations of Barclays and ABN AMRO;

•	the risk that either the holders of Barclays Ordinary Shares or Barclays ADSs may fail to approve the Merger, or that an insufficient number of holders of ABN AMRO Ordinary Shares or ABN AMRO ADSs tender their ABN AMRO Ordinary Shares or ABN AMRO ADSs into the Offer;

•	that some officers and directors of Barclays and ABN AMRO have interests in the Merger as individuals in addition to, and that may be different from, the interests of holders of Barclays Ordinary Shares or Barclays ADSs or ABN AMRO Ordinary Shares or ABN AMRO ADSs;

•	the fees and expenses associated with completing the Merger; and

•	various other risks associated with the Merger and the business of the Barclays, ABN AMRO and the Combined Group described under “Risk Factors”.
The Barclays Board believes that these potential risks and drawbacks were greatly outweighed by the potential benefits that the Barclays Board expects Barclays to achieve as a result of the Merger.
In considering the Merger each of the ABN AMRO Boards and the Barclays Board were aware of the interests of certain officers and directors of, and advisors to ABN AMRO and Barclays and the ABN AMRO Boards and the Barclays Board in the Merger.

4.	CONDITIONS TO THE OFFER

The Offer is subject to the satisfaction or waiver of certain conditions including, but not limited to, the following:

•	At least 80 per cent. of the issued ABN AMRO Ordinary Shares have been tendered under the Offer or are otherwise held by Barclays;

•	No material adverse change in respect of Barclays or ABN AMRO;

•	No third party has indicated an intention to take any frustrating action (as defined in the Merger Protocol);

•	All necessary or appropriate filings, notifications, and applications in connection with the Offer have been made and all authorisations and consents have been obtained, and are not subject to any material unsatisfied term or condition, and relevant waiting periods have expired;

•	All regulatory approvals required for completion of the LaSalle Agreement or a Sale Contract as the case may be have been obtained and the LaSalle Agreement with Bank of America has completed in accordance with its terms or a purchase and sale agreement with another party with respect to the sale of LaSalle has completed in accordance with its terms;

•	The competent regulatory authorities in the Netherlands have given their declaration of no objection and the FSA has notified its approval of each person who will acquire control over any United Kingdom authorised person who is a member of the Combined Group or the relevant waiting period has expired;

•	Barclays and ABN AMRO have received confirmation from the DNB that it has no objection to the proposal for the composition of the Managing Board and Supervisory Board and the FSA has approved the appointment of the Proposed Directors to the Barclays Board;

•	All approvals have been received or notices have been filed under US federal or state banking laws that are necessary for completion of the Offer and Merger and all required waiting periods have expired;

•	The European Commission has declared the Offer compatible with the common market or has granted its approval to the Offer and the applicable waiting period under the HSR Act in relation to the Offer has expired or been terminated;

•	Neither Barclays nor ABN AMRO has received any notification from the DNB or the FSA that there is likely to be a change in the supervisory, reporting or regulatory capital arrangements that will apply to the Combined Group;

•	The tax clearances from the relevant UK and Dutch tax authorities have not been withdrawn or amended;

•	Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding has irrevocably agreed with Barclays and ABN AMRO that, subject to:

(i)	the Offer being declared unconditional;

(ii)	an undertaking from Barclays not to exercise more voting rights on the ABN AMRO underlying convertible preference finance shares than it could exercise as a holder of DR Preference Shares for as long as the ABN AMRO Ordinary Shares are listed on Euronext Amsterdam’s Eurolist; and

(iii)	the amendment of the terms of the DR Preference Shares necessary for an exchange by Barclays of its DR Preference Shares for ABN AMRO underlying convertible preference finance shares and any other actions as may be legally required to enable such exchange, it will take all necessary action to exchange any DR Preference Shares for ABN AMRO underlying convertible preference finance shares, if and when requested by Barclays and such agreement shall continue to be in full force and effect;

•	Since the date of the Merger Protocol no Materially Burdensome Regulatory Condition having been or become reasonably likely to be imposed affecting any of the Barclays Group, the ABN AMRO Group or the Combined Group (measured on a scale relative to the relevant group);

•	Barclays and ABN AMRO have received copies of resignation letters from those members of the ABN AMRO Boards and those members of the management board and supervisory board of ABN AMRO Bank who, it has been agreed, shall resign subject to the Offer being declared unconditional;

•	Barclays and ABN AMRO have received copies of resignation letters from those members of the Barclays Board who, it has been agreed, shall resign subject to the Offer being declared unconditional;

•	Confirmation has been given that the New Barclays Ordinary Shares will be admitted to the Official List of the UKLA, admitted to trading on the main market for listed securities of the LSE and authorised for listing on Euronext Amsterdam and the Tokyo Stock Exchange, and the New Barclays Ordinary Shares and the Barclays ADSs representing such shares or a portion thereof have been approved for listing on the NYSE;

•	The general meetings of shareholders of ABN AMRO and Barclays have passed all appropriate resolutions to give effect to the Offer and the Merger and all measures to implement it, subject to and with effect as of time the Offer is declared unconditional;

•	There has been no event, circumstance or series of linked events or circumstances that was not fairly disclosed in the annual reports and the annual accounts for 2006 of ABN AMRO and Barclays respectively or otherwise disclosed and that can reasonably be expected to have a negative impact on the consolidated operating income in 2006 of ABN AMRO or Barclays of 5 per cent. or more;

•	The Merger Protocol has not been terminated;

•	Relevant regulatory consents to the investment by China Development Bank in Barclays Ordinary Shares have been obtained;

•	to the extent required DNB has given consent to ABN AMRO and ABN AMRO Bank in relation to a distribution relating to the LaSalle proceeds following the offer;

•	before the Closing Date, the ABN AMRO Boards having confirmed in writing and having made an appropriate press release confirming, their unanimous recommendations of the Offer for acceptance by ABN AMRO Ordinary Shareholders and holders of ABN AMRO ADSs; and

•	no third party has declared or reaffirmed that it makes or intends to make an offer or an amended offer for shares in ABN AMRO.
Barclays has reserved the right to waive (among other things) the conditions relating to a material adverse change in respect of ABN AMRO and the completion of the LaSalle sale. ABN AMRO has reserved the right to waive (among other things) the condition relating to a material adverse change in respect of Barclays. Each of Barclays and ABN AMRO has reserved the right to waive certain other conditions to the Offer, although in some cases this right may only be exercised in certain circumstances and/or upon consent of the other party or a third party.
Barclays has undertaken to China Development Bank not to waive (a) the 80 per cent. minimum acceptance condition to less than 70 per cent., (b) any of the material adverse change conditions, or (c) any right to terminate, rescind or withdraw the Offer, without prior consultation with China Development Bank and having due regard to its views.
The obligations of China Development Bank and Temasek to make the Conditional Investment are conditional on the terms of the Offer not being amended without their prior consent, such consent not to be unreasonably withheld or delayed.
The section above referring to “intends to make an offer” does not include the current offer by the Royal Bank of Scotland Group PLC, Fortis N.V., Fortis S.A./N.V. and Banco Santander S.A., acting together as a consortium (the “Consortium”) through RFS Holding B.V., on the terms and conditions as announced on 20 July 2007, but it does for example include any amendment to that offer or the terms and conditions of that offer (including an amendment in, or waiver of, any of the offer conditions), any new offer or a reaffirmation of any offer by the Consortium or any declaration in relation thereto by the Consortium.
Barclays and ABN AMRO have made all of the relevant filings globally which are now due where a consent or notification is required in respect of the Offer. Some such approvals have already been received (including from the FSA in respect of the change of control of ABN AMRO’s UK subsidiaries) and it is expected that substantially all remaining approvals will be received by the end of August 2007. Until all approvals have been received, Barclays and ABN AMRO will continue to communicate and work with the appropriate regulatory authorities to ensure that all approvals are received at the earliest opportunity.
ABN AMRO and Barclays confirm that all requisite employee consultations and information procedures with employee representative bodies of ABN AMRO have been completed and have resulted in a positive opinion of the European Staff Council and a positive advice from the Central Works Council in respect of the proposed combination with Barclays.

5.	SHAREHOLDER MEETINGS AND APPROVALS
The Merger constitutes a Class 1 Transaction (as defined in the Listing Rules of the UKLA) for Barclays. Accordingly, Barclays is seeking the approval of its shareholders for the Merger at the Barclays Extraordinary General Meeting. Barclays has today posted to Barclays Shareholders a circular (the “Circular”) summarising the background to and strategic rationale for the Merger, which includes notices convening the Barclays Extraordinary General Meeting and the separate Ordinary Shareholder Class Meeting. The Merger is conditional on, amongst other things, the requisite resolution being passed by Barclays Shareholders at the Barclays Extraordinary General Meeting. The Ordinary Shareholder Class Meeting is required in order to approve the amendments to the Barclays Articles of Association creating the Barclays Preference Shares. The Barclays Shareholder Meetings are scheduled for 14 September 2007.
An ABN AMRO Shareholders’ Meeting will be convened for 20 September 2007 in Rotterdam. During this meeting the Offer, the background thereto and the alternatives considered by the ABN AMRO Boards will be explained and discussed in compliance with Dutch law. The information necessary for ABN AMRO Shareholders to adequately assess the Offer is included in the Offer Document. The Offer is not required to be and will not be submitted to an ABN AMRO Shareholder Vote. Notice of the ABN AMRO Shareholders’ Meeting will be given in accordance with the ABN AMRO Articles of Association.

6.	FURTHER DETAILS OF THE MERGER
Structure of the Merger

The Merger is being effected by means of the Offer for all of the issued and outstanding ABN AMRO Shares not already held by Barclays, which is a tender offer under the securities laws of the Netherlands. The Offer documentation is being made available in the UK, the United States, Austria, Belgium, Canada, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain, and Switzerland, as well as any other country where the Offer documentation is capable of being lawfully made available in compliance with local securities laws (collectively the “Offer Jurisdictions”).
Ordinary Share Offer
ABN AMRO Ordinary Shareholders are presented with two options pursuant to the Ordinary Share Offer: (1) the primary exchange (the “Primary Exchange”); or (2) the alternative exchange (the “Alternative Exchange”). ABN AMRO Shareholders tendering their ABN AMRO Ordinary Shares without opting validly for the Primary Exchange or the Alternative Exchange will be deemed to have accepted the Primary Exchange. The ultimate consideration for accepting ABN AMRO Ordinary Shareholders will in both cases be such number of New Barclays Ordinary Shares and such amount of cash as may be determined in accordance with the Exchange Ratio and any successful elections made under the Mix and Match Facility. The Primary Exchange is likely to be the preferred option for most ABN AMRO Ordinary Shareholders. This is because the New Barclays Ordinary Shares issued under the Primary Exchange will be issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland and accordingly, for so long as these shares remain held in the Euroclear Nederland System and certain conditions are satisfied, these shares may be sold without any charge to United Kingdom stamp duty reserve tax or (in practice) stamp duty. In contrast, the New Barclays Ordinary Shares issued under the Alternative Exchange will be issued via CREST (by crediting a CREST member’s account) or in certificated form rather than being issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland and accordingly on any subsequent sale of those shares United Kingdom stamp duty or stamp duty reserve tax is likely to be payable. However, electing for the Alternative Exchange may enable certain ABN AMRO Ordinary Shareholders to obtain a tax deferral in certain jurisdictions on the exchange of their ABN AMRO Ordinary Shares for New Barclays Ordinary Shares. ABN AMRO Ordinary Shareholders should carefully consider Part X (Taxation Considerations).
The Primary Exchange will be effected through the use of Barclays (Netherlands), which is the company that is the intended direct holding company for ABN AMRO following completion of the Offer. Prior to the Settlement Date Barclays (indirectly) owns, and after completion of all steps of the Ordinary Share Offer Barclays will (directly or indirectly) own, 100 per cent. of the shares of Barclays (Netherlands), which shares are held in the Euroclear Nederland system. The Primary Exchange will be effected by Barclays Nominees (No.1) Limited (the “Nominee”) acting as appointed nominee for the ABN AMRO Ordinary Shareholders and the Listing and Exchange Agent who will effect transactions through Euroclear Nederland.
The steps involved in the Primary Exchange will be effected consecutively on the Settlement Date and are as follows.
(1) By accepting the Primary Exchange, the ABN AMRO Ordinary Shareholder,

(A) irrevocably instructs the Nominee via his bank or broker to receive on such shareholder’s behalf such number of Barclays (Netherlands) shares as will after the transfer contemplated in subparagraph (B) hereinafter have a market value equal to the ABN AMRO Ordinary Shares he or she undertakes to tender, and

(B) irrevocably instructs the Listing and Exchange Agent to transfer his or her ABN AMRO Ordinary Shares to Barclays (Netherlands) in return, and

(C) irrevocably instructs the Nominee to transfer immediately after receipt by the Nominee, the Barclays (Netherlands) Shares to Barclays.

(2) In exchange for the transfer to it of the Barclays (Netherlands) Shares, Barclays will issue New Barclays Ordinary Shares and/or pay cash (as appropriate) to the ABN AMRO Ordinary Shareholder. Details regarding the mechanics through which part of the Cash Consideration is provided by China Development Bank are contained in paragraph 3.1 of Part III (Financing of the Cash Consideration) of this document.
Consequently, the end result of all these steps is that (a) the ABN AMRO Ordinary Shares which are tendered become held by Barclays (Netherlands), (b) the Barclays (Netherlands) Shares which are initially transferred to the Nominee are ultimately transferred to Barclays and (c) New Barclays Ordinary Shares are issued and cash paid to the tendering ABN AMRO Ordinary Shareholders. The number of New Barclays Ordinary Shares issued and the amount of cash paid in exchange for the transfer of the Barclays (Netherlands) shares will be determined by applying the Exchange Ratio and any successful elections made under the Mix and Match Facility to the number of ABN AMRO Ordinary Shares transferred by the ABN AMRO Ordinary Shareholders to Barclays (Netherlands). The ultimate consideration for accepting ABN AMRO Ordinary Shareholders will be such number of New Barclays Ordinary Shares and such amount of cash as may be determined in accordance with the Exchange Ratio and any successful elections made under the Mix and Match Facility. The New Barclays Ordinary Shares issued via CREST in the Primary Exchange will be issued into the Euroclear Nederland System via the CREST account of Euroclear Nederland. All irrevocable instructions are subject to applicable withdrawal rights available to ABN AMRO Ordinary Shareholders up to the Closing Date in accordance with the paragraph entitled “Withdrawal Rights” below.
The ABN AMRO Ordinary Shareholder who selects the Alternative Exchange will tender his or her ABN AMRO Ordinary Shares via his bank or broker directly to Barclays via the Listing and Exchange Agent, and, in return, Barclays will issue New Barclays Ordinary Shares and/or pay cash (as appropriate) to the tendering ABN AMRO Ordinary Shareholder. The New Barclays Ordinary Shares issued directly to ABN AMRO Ordinary Shareholders pursuant to the Alternative Exchange will be issued via CREST (by crediting a CREST member’s account) or in certificated form, rather than in the Euroclear Nederland System via the CREST account of Euroclear Nederland and accordingly United Kingdom stamp duty or stamp duty reserve tax is likely to be payable on any subsequent sale of those shares. Details regarding the mechanics through which part of the Cash Consideration is provided by China Development Bank are set out in paragraph 3.1 of Part III (Financing of the Cash Consideration) of this document.
DR Preference Share Offer

ABN AMRO Shareholders tendering their DR Preference Shares under the Offer will be able to elect to receive either €0.59 in cash or, if they so choose and subject to the passing of the Preference Share Resolutions at the Barclays Shareholder Meetings, 0.59 of a Barclays Preference Share for each DR Preference Share tendered pursuant to the Offer and delivered, subject to the Offer being declared unconditional. The aggregate consideration payable for the DR Preference Shares will be approximately €808 million assuming all of the DR Preference Shares currently in issue are tendered for cash. The DR Preference Share Exchange Offer will be adjusted, if necessary, to include accrued dividends up to the Settlement Date. Since the next dividend payment date on the DR Preference Shares is due when ABN AMRO pays its annual dividend on the ABN AMRO Ordinary Shares for the financial year ending 31 December 2007, no adjustment of the DR Preference Share Offer is expected in connection with a payment of dividend.
Offer for the Formerly Convertible Preference Finance Shares
ABN AMRO Shareholders tendering their Formerly Convertible Preference Finance Shares under the Offer will receive €27.65 for each Formerly Convertible Preference Finance Share tendered pursuant to the Offer and delivered, subject to the Offer being declared unconditional. The consideration payable in respect of the Formerly Convertible Preference Finance Shares will not be adjusted for a dividend payment on the Formerly Convertible Preference Finance Shares.
Acceptance of the Offer and Acceptance Period

The period during which the ABN AMRO Shareholders can tender their ABN AMRO Shares under the Offer (the “Acceptance Period”) begins on 7 August 2007 and ends, subject to extension in accordance with applicable Dutch securities laws and regulations or as required in the event of a material change in the information published or disseminated about the Offer, on 4 October 2007 at 3:00 p.m., Amsterdam time. A bank or stockbroker may set an earlier deadline for communication by ABN AMRO Shareholders in order to permit the bank or stockholder to communicate its acceptances to the Listing and Exchange Agent in a timely manner.
ABN AMRO Shareholders who hold their ABN AMRO Shares through an Admitted Institution are required to make their acceptance known to the Admitted Institution via their bank or stockbroker within the Acceptance Period (or any extension thereof). Holders of ABN AMRO Shares (including DR Preference Shares) individually recorded in the ABN AMRO shareholders’ register wishing to accept the Offer in respect of such ABN AMRO Shares must deliver a completed and signed acceptance form to the Listing and Exchange Agent within the Acceptance Period (or any extension thereof).
Withdrawal Rights

ABN AMRO Shares tendered under the Offer may be withdrawn at any time prior to the Closing Date. Holders of ABN AMRO Shares in bearer form who make their acceptance known through their Admitted Institution to the Listing and Exchange Agent, may withdraw by making a withdrawal request through their Admitted Institution to the Listing and Exchange Agent such that it has been received by the Listing and Exchange Agent on the Closing Date. Holders of ABN AMRO Shares in registered form registered in the name of the relevant holders who tender their ABN AMRO Shares in registered form by means of application form to the Listing and Exchange Agent, may withdraw by delivery to the Listing and Exchange Agent of a properly completed and duly executed notice of withdrawal such that it has been received by the Listing and Exchange Agent on the Closing Date. If the Acceptance Period is extended, any ABN AMRO Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of each ABN AMRO Shareholder to withdraw the ABN AMRO Shares he or she has already tendered. ABN AMRO Shareholders may not rescind a withdrawal. If ABN AMRO Shareholders withdraw tendered ABN AMRO Ordinary Shares, such shares will be deemed not validly tendered for purposes of the Offer. However, ABN AMRO Shareholders may re-tender withdrawn ABN AMRO Ordinary Shares at any time before the Closing Date or during the Post Acceptance Period.
Declaring the Offer Unconditional

Unless the Offer is extended, Barclays will determine within five Euronext Trading Days following the Closing Date, whether the Offer Conditions have been fulfilled or are to be waived by the Offeror and will announce whether (i) the Offer has been declared unconditional, (ii) there is still uncertainty as to the fulfilment of any of the Offer Conditions, or (iii) the Offer is terminated, as a result of the Offer Conditions not having been fulfilled or waived by Barclays, all in accordance with applicable Dutch securities laws and regulations.
Fractional Entitlements
No fractional entitlements to New Barclays Shares will be delivered to persons who validly tender and deliver ABN AMRO Shares in the Offer. Admitted Institutions that tender ABN AMRO Shares in the Offer on behalf of their clients will be rounded down for the fractional entitlements to New Barclays Shares (and cash will be remitted in lieu of fractional entitlements) by the Listing and Exchange Agent in accordance with usual practice. The Admitted Institutions may, on the basis of existing arrangements, round holdings up or down on a cash basis. Whether as part of this process an additional payment must be made or cash will be received, depends on the particular arrangement between the tendering ABN AMRO Shareholder and his or her bank or broker. The price in Euro (Primary Exchange) or Sterling (Alternative Exchange) at which fractions of New Barclays Ordinary Shares are sold will be based on the average price at which the tendering Admitted Institutions sell the fractional entitlements of New Barclays Ordinary Shares on Euronext Amsterdam and/or the London Stock Exchange. Holders of ABN AMRO Ordinary Shares will receive cash in Euros (Primary Exchange) or Sterling (Alternative Exchange) in lieu of their fractional entitlements from the Admitted Institution in the event of a round down and will be debited the purchase price for the fraction in the event of a round up. The price in Euro at which fractions of Barclays Preference Shares will be settled will be based on the equivalent of the cash offer for the DR Preference Shares. Holders of DR Preference Shares will receive cash in Euros in lieu of their fractional entitlement from the Admitted Institutions. Fractional entitlements of New Barclays Shares to be issued to ABN AMRO registered shareholders, who have validly tendered and delivered, will be settled by the Listing and Exchange Agent by rounding down in a similar way to that described above.
Dividends
Barclays
Barclays announced an interim dividend of 11.5 pence per Barclays Ordinary Share in respect of the 2007 financial year on 23 July 2007. The ex-dividend date for such interim dividend is 15 August 2007 and its record date is 17 August 2007. The interim dividend will be paid on 1 October 2007. The dividend will not affect the Exchange Ratio. The New Barclays Ordinary Shares will not rank for this dividend although the Unconditional CDB Shares and the Unconditional Temasek Shares will have been subscribed for by the record date and therefore will rank for this dividend.
ABN AMRO
ABN AMRO announced an interim dividend of €0.58 in respect of the 2007 financial year on 30 July 2007. The ex-dividend date for such interim dividend is 31 July 2007 and its record date is 2 August 2007. The interim dividend is expected to be paid on or about 27 August 2007, for holders of ABN AMRO Ordinary Shares and on or about 4 September 2007 for holders of ABN AMRO ADSs and holders of ABN AMRO Ordinary Shares and ABN AMRO ADSs will be able to receive and retain such dividend. The dividend will not affect the Exchange Ratio.
Combined Group
Assuming the Effective Date occurs on or before the record date for the Barclays Final Dividend for 2007, which is expected to be in early March 2008, the first dividend payable to holders of New Barclays Ordinary Shares is likely to be the Barclays final dividend for 2007, which is expected to be paid in late April 2008.
ABN AMRO Employee Share Plans
The Merger Protocol contains provisions in relation to the treatment of options and awards under the ABN AMRO Employee Share Plans. Barclays and ABN AMRO are considering the proposed treatment of options and awards under the ABN AMRO Employee Share Plans although the treatment has not, at the date of this document, been finalised.
The following is a summary of the proposals relating to the ABN AMRO PSP and the ABN AMRO Stock Option Plans (being those employee plans under which subsisting options or awards have been granted over or in respect of ABN AMRO Shares) which at the date of this document have been considered by Barclays and ABN AMRO. The summary is without prejudice to further or alternative proposals that Barclays and ABN AMRO may agree within the parameters and in the context of both the Merger Protocol and the rules of the ABN AMRO PSP and the ABN AMRO Stock Option Plans and any applicable laws.
The normal vesting dates for outstanding awards granted under the ABN AMRO PSP, which are subject to both performance conditions and service conditions, have not yet occurred. Barclays has proposed that awards under the ABN AMRO PSP will be replaced, as permitted under the rules of those plans and subject to any applicable laws, with awards over or in respect of Barclays Shares on terms satisfying the provisions of those plans and consistent with the Merger Protocol, and ABN AMRO is considering this proposal.
Apart from certain options granted in 2005 under the ABN AMRO Stock Option Plans, all subsisting options have already vested and are therefore currently exercisable subject to any applicable laws. The intention of ABN AMRO and Barclays is that options over or in respect of ABN AMRO Shares under the ABN AMRO Stock Option Plans which are not already exercisable shall vest and become exercisable in full, in accordance with and to the extent permitted by the rules of the relevant ABN AMRO Stock Option Plans, when the Offer becomes unconditional. After the Offer becomes unconditional, options not yet exercised will be exercisable for a limited period after which they will lapse. Subject to any applicable laws and the relevant terms, options to acquire ABN AMRO Shares that are exercised will be satisfied in ABN AMRO Shares.
In relation to awards over or in respect of ABN AMRO Shares under the ABN AMRO Share Investment and Matching Share Plan (which are not subject to performance conditions), it is intended that, as provided for in the rules of that plan and subject to any applicable laws, awards will vest in full when the Offer becomes unconditional.
Barclays and ABN AMRO have agreed that the proposals that shall be agreed between them and made to holders of subsisting options and awards under the ABN AMRO Employee Share Plans in due course should not have any material incremental accounting costs for either party nor cause the EUR 250 million cap set out in the Merger Protocol on the amount of cash payable in respect of the cash settlement or cancellation of options and awards over ABN AMRO Shares to be exceeded.
The Merger Protocol
The Merger Protocol entered into between Barclays and ABN AMRO, has governed, and will continue to govern, their relationship until the Merger becomes Effective or lapses.
Pursuant to the Merger Protocol, Barclays and ABN AMRO have each undertaken to take certain steps to implement the Merger and have each given certain undertakings in relation to the conduct of their business in the period prior to the implementation of the Merger.
The Merger Protocol may be terminated under certain circumstances, including where either party commits a material breach of the Merger Protocol or applicable merger laws. The withdrawal by the ABN AMRO Boards of their recommendation of the Offer resulted in the right of Barclays to terminate the Merger Protocol and receive €200 million. Under the amendments to the Merger Protocol made on 30 July 2007, Barclays has agreed to defer collection of the €200 million, save that Barclays shall not be entitled to receive this sum if the Offer is declared unconditional or if the ABN AMRO Boards renew their recommendation of the Offer and whilst this recommendation remains in place Barclays terminates the Merger Protocol.
Further details of the Merger Protocol are provided in paragraph 10.1 of Part XII (Additional Information) of this document.

7.	THE NEW BARCLAYS ORDINARY SHARES

The Unconditional CDB Shares and the Unconditional Temasek Shares, will be issued on 14 August 2007. It is intended that the New Barclays Ordinary Shares will be issued on the Settlement Date and the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares will be issued on or shortly before the Settlement Date. The New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Barclays Ordinary Shares and will be entitled to all dividends and other distributions declared or paid by Barclays by reference to a record date after the Effective Date but not otherwise1. Barclays pays dividends semi-annually.

Further details of the rights attaching to the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares are summarised in paragraph 3 of Part XII (Additional Information) of this document.

Application will be made to the FSA for the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares to be admitted to the Official List and to the London Stock Exchange for the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that admission of the Unconditional CDB Shares and the Unconditional Temasek Shares will become effective, and dealings for normal settlement will commence, on 14 August 2007. It is expected that Admission of the New Barclays Ordinary Shares will become effective, and dealings for normal settlement will commence, on

1.	The Unconditional CDB Shares and the Unconditional Temasek Shares will be entitled to the Barclays interim dividend which has a record date of 17 August 2007.

the Settlement Date. It is expected that admission of the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares will become effective, and dealings for normal settlement will commence, on or shortly before the Settlement Date. It is expected that all New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares when issued and fully paid, will be eligible to be held and transferred by means of CREST. It is expected that the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares will trade under ISIN GB0031348658.
Barclays will also apply for a secondary listing of Barclays Ordinary Shares on Euronext Amsterdam’s Eurolist. It is expected that admission of the Barclays Ordinary Shares on Euronext Amsterdam will become effective, and dealings for normal settlement will also commence, on the Settlement Date.
ABN AMRO and Barclays have received confirmation from the FTSE and Euronext Amsterdam that, following the Effective Date, Barclays Ordinary Shares are expected to qualify for inclusion with a full weighting in the UK Series of the FTSE indices, including the FTSE 100 Index, and in the AEX-Index (subject to a maximum weighting of 15 per cent.).
Applications will also be made to list the New Barclays Ordinary Shares the New Barclays ADSs, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares on the New York Stock Exchange, and also to list the New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares on the Tokyo Stock Exchange.
The New Barclays Ordinary Shares, the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares and the Clawback Shares will be created under the Companies Acts and the legislation made thereunder and will be issued in registered form and will be capable of being held in certificated and uncertificated form.

8.	THE BARCLAYS PREFERENCE SHARES

It is intended that the Barclays Preference Shares will be issued on the Settlement Date. No application will be made for the Barclays Preference Shares to be listed or admitted for trading on any stock exchange. The Barclays Preference Shares will be created under the Companies Acts and the legislation made thereunder, and will be issued in registered form and will be capable of being held in certificated form.
For a detailed summary of the terms of the Barclays Preference Shares and other important information relating to the Barclays Preference Shares you are referred to Annex A (Terms of the Barclays Preference Shares) of this document.

9.	SALE OF LASALLE
On 22 April 2007, ABN AMRO Bank entered into the LaSalle Agreement with Bank of America pursuant to which it has agreed to sell LaSalle (which includes ABN AMRO’s US commercial retail and trust banking operations and related businesses) to Bank of America for total consideration of $21 billion in cash (subject to certain adjustments linked to the financial performance of LaSalle before the closing of the sale). ABN AMRO will retain its global operations and, with limited exceptions, its other operations outside the US, as well as its principal broker dealer, investment advisory, wholesale banking and asset management operations in the US.
As at 31 December 2006, LaSalle had more than $113 billion in tangible assets and a tangible book value of $9.7 billion, adjusted for businesses that will be retained by ABN AMRO and for the previously announced sale of the mortgage operations unit and presented on a US GAAP basis. For the year ended 31 December 2006, LaSalle, presented on the same basis, had net income of $1,035 million.
No further detailed information in respect of LaSalle assets and liabilities could be extracted from the unaudited interim financial statements of ABN AMRO as at 30 June 2007.
Further details of the LaSalle Agreement are provided in paragraphs 10.2 and 19 of Part XII (Additional Information) of this document.

10.	DE-LISTING OF ABN AMRO
Should the Offer be declared unconditional, it is intended that ABN AMRO’s listing of ABN AMRO Ordinary Shares and Formerly Convertible Preference Shares on Euronext Amsterdam will be terminated as soon as possible thereafter.

11.	OVERSEAS SHAREHOLDERS
The Offer applies to all the ABN AMRO Shares and ABN AMRO ADSs.
United States and Canada
This document may not be made available to holders of ABN AMRO Shares or ABN AMRO ADSs located in the United States or Canada. Offers and sales to holders of ABN AMRO Shares or ABN AMRO ADSs located in the United States or Canada may be made only by means of the prospectus contained in the registration statement on Form F-4 filed by Barclays with the SEC in the United States and or SEDAR in Canada and as permitted by applicable law. These documents are available on the SEC’s website at www.sec.gov and on Barclays website at www.barclays.com.
Neither the SEC nor any securities commission of any state of the United States or Canada has approved or disapproved of this transaction or passed on the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offence.
Any person in the United States or Canada who receives or obtains access to this document should note that it is for information purposes only.
United Kingdom, Netherlands, Austria, Belgium, France, Germany Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland
The release, publication and distribution of this document, in and into the following jurisdictions is in compliance with the securities laws and registration requirements of the following jurisdictions: the United Kingdom, The Netherlands, Austria, Belgium, France, Germany, Ireland, Luxembourg, Norway, Singapore, Spain and Switzerland.
Other Jurisdictions
This document must not be released, published or distributed in whole or in part in and into Italy, Japan or any other jurisdiction (other than the Offer Jurisdictions) where making this document available is not in compliance with local laws. Accordingly, shareholders located or resident in jurisdictions other than the United Kingdom, The Netherlands, the United States, Austria, Belgium, Canada, France, Germany Ireland, Luxembourg, Norway, Singapore, Spain or Switzerland should inform themselves about, and observe, all applicable legal requirements. Any such person should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with Offer, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Barclays nor any of its advisers assumes any responsibility for any violation by any person of any of these such laws.
Italy
The Offer has not received clearance from the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian securities laws and implementing regulations (in particular under Section 102 of Italian Legislative Decree No. 58 dated 24 Febraury 1998) Consequently, any form of solicitation (i.e. any offer, invitation to offer or promotional advertisement) of acceptances of the Offer by ABN AMRO Shareholders and/or ABN AMRO ADS holders based in Italy will be contrary to Italian laws and regulations and will not be made, directly or indirectly. Application for authorisation by the relevant Italian authorities for the launching of an offer for ABN AMRO Shares and/or ABN AMRO ADSs in the Republic of Italy has not yet been and is not currently intended to be made. Accordingly, Italian ABN AMRO Shareholders and/or ABN AMRO ADS holders are hereby notified that, to the extent such ABN AMRO Shareholders and/or ABN AMRO ADS holders are persons or entities resident and/or located in the Republic of Italy and until and to the extent that the relevant authorisation has been obtained from the Italian authorities, the Offer is not made in or into Italy, as such would not be in compliance with local laws. Neither this Prospectus nor any other offering materials related to the Offer or the ABN AMRO Shares or ABN AMRO ADSs may be distributed or made available in the Republic of Italy.
Restricted Jurisdictions
No person receiving or obtaining access to this document and any accompanying offer documentation in Italy, Japan or any other Restricted Jurisdiction may treat the same as constituting an invitation or offer to subscribe for any New Barclays Ordinary Shares or Barclays Preference Shares unless, in the relevant Restricted Jurisdiction, such an invitation or Offer could lawfully be made to him without contravention of any local laws or registration or other requirements.
The New Barclays Ordinary Shares and the Barclays Preference Shares have not been, and are not currently intended to be, registered under the applicable securities laws of Italy, Japan or any other Restricted Jurisdiction. Accordingly, the New Barclays Ordinary Shares and the Barclays Preference Shares may not be offered, in or into Italy nor offered sold, delivered or transferred, directly or indirectly, in or into Japan or any other Restricted Jurisdiction or to or for the account or benefit of any national, resident or citizen of Japan or any other Restricted Jurisdiction.
This document has been prepared for the purposes of complying with English law, the Prospectus Rules and the Listing Rules, and the information disclosed may not be the same as that which could have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.
All overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Offer in their particular circumstances.

PART III
INFORMATION ON THE FINANCING OF THE CASH CONSIDERATION
1.  Introduction
On 23 July 2007 the Barclays Board announced an investment by China Development Bank and Temasek of up to €13.4 billion (£9 billion) in Barclays through the subscription by China Development Bank and Temasek for Barclays Ordinary Shares.1 Of this amount China Development Bank and Temasek agreed to subscribe €3.6 billion (£2.4 billion) for the Unconditional CDB Shares and the Unconditional Temasek Shares and a further €8.1 billion (£5.4 billion), conditionally upon completion of the Merger, for the Conditional CDB Shares and the Conditional Temasek Shares. A further €1.7 billion (£1.1 billion) will be subscribed for by certain existing Barclays Shareholders and certain other institutional investors pursuant to the Clawback Placing described below.
Barclays and China Development Bank will broaden their relationship from strategic co-operation to a strategic partnership as a result of which China Development Bank will become a major shareholder and will subscribe on 14 August 2007 an initial €2.2 billion (£1.5 billion) for the Unconditional CDB Shares (or 3.1 per cent. of Barclays current issued share capital). Subject to regulatory approval and completion of the Merger, China Development Bank has agreed to subscribe a further €6.4 billion (£4.3 billion) for the Conditional CDB Shares. Please see paragraph 3.1 below for the settlement mechanics in respect of the Conditional CDB Shares.
Temasek will also become a major shareholder in Barclays through the subscription of €1.4 billion (£1.0 billion) for the Unconditional Temasek Shares (or 2.1 per cent. of Barclays current issued share capital). Temasek has further agreed to subscribe €1.7 billion (£1.1 billion) for the Conditional Temasek Shares, conditional upon the completion of the Merger.
China Development Bank and Temasek committed to subscribe for an additional €1.7 (£1.1 billion) for further Barclays Ordinary Shares but agreed to them being made available under the Clawback Placing.
The Barclays Board and the management of Barclays are pleased to build on the long-standing relationship with China Development Bank making it now a strategic partner and a strategic shareholder. Barclays also welcomes Temasek as a major shareholder. The management of Barclays believes there are substantial benefits for each of Barclays, China Development Bank and Temasek as a result of these arrangements.
2.  Cash Consideration
Barclays will finance the Cash Consideration payable under the Offer from the following sources:
2.1 Proceeds of the sale of LaSalle
Barclays proposes to use approximately €12 billion (£8.1 billion) of the capital released from the sale of LaSalle to Bank of America, previously intended to be returned to Barclays Shareholders post the Merger, to repay borrowings incurred in order to fund part of the Cash Consideration.
2.2 Conditional Investment
€8.1 billion (£5.4 billion) of the Cash Consideration is to be funded by the Conditional Investment. Please see paragraph 3 below for further details of the Conditional Investment.
2.3 Clawback Placing
€1.7 billion (£1.1 billion) of the Cash Consideration is to be funded by the subscription for the Clawback Shares by certain existing Barclays Shareholders and certain other institutional investors. Please see paragraph 4 below for further details of the Clawback Placing.
2.4 Available Cash Resources
Barclays will fund approximately €3 billion (£2 billion) of the Cash Consideration from available cash resources.

1.	This amount was subsequently reduced by £1.7 billion (€1.1 billion) to reflect the results of the Clawback Placing.

3.  Unconditional Investment and Conditional Investment
3.1. Investment by China Development Bank
China Development Bank will invest a total of €8.5 billion (£5.8 billion) in the Combined Group and has entered into a strategic partnership with Barclays which establishes a framework for their strategic co-operation. Barclays will assist and advise China Development Bank in its evolution into a commercially operated financial institution. The two parties will jointly exploit international business opportunities, including:

•	cross-referral of clients, when the clients’ needs can be better met by the other partner;

•	extensive training and talent management. China Development Bank will use Barclays global presence to identify and to recruit talent outside China, and will benefit from the provision of extensive training and the regular secondment of managers from Barclays; and

•	collaboration in commodities products, where Barclays Capital is already established as one of the world’s leading firms.
In addition, China Development Bank will use BGI as one of its preferred asset managers. Both parties have agreed to co-operate where further opportunities to develop new markets and products in the region are identified. Barclays will provide expertise and advice in fields including risk management, corporate governance and in IT strategy and procurement.
Barclays and China Development Bank have agreed that:

•	On 14 August 2007 China Development Bank will invest €2.2 billion (£1.5 billion) in Barclays through an unconditional subscription for the Unconditional CDB Shares (representing 3.1 per cent. of Barclays existing issued share capital) under the CDB Subscription Agreement, at a price of £7.20 per share;

•	China Development Bank will invest (pursuant to the mechanics described below) a further €6.4 billion (£4.3 billion) in Barclays for the Conditional CDB Shares under the Conditional CDB Investment Agreement at a price of £7.40 per share conditional on the Merger completing, resulting in a shareholding in the Combined Group of 6.8 per cent.;

•	On 23 July 2007 China Development Bank purchased warrants (for a total price of £1) in respect of 61 million Barclays Ordinary Shares with an exercise price of £7.80 per share. The warrants become exercisable only if the Offer becomes unconditional and they are then exercisable for a period of two years thereafter. If the warrants were exercised in full China Development Bank’s shareholding in the Combined Group would rise by 0.5 per cent.;

•	China Development Bank will be entitled to nominate a Barclays Non-executive Director as of 14 August 2007;

•	China Development Bank will be free to acquire additional shares in Barclays on the open market subject to a standstill agreement limiting its shareholding to below 10 per cent. for three years from 23 July 2007; and

•	China Development Bank has agreed not to enter into a business collaboration agreement of a similar nature with another major banking institution with global operations.
This partnership will provide Barclays unprecedented access jointly to deliver financial services to the rapidly growing Chinese market. Through Barclays Capital and BGI, Barclays has built leading franchises across Asia. The partnership with China Development Bank will strengthen Barclays already strong Asian franchise. Particular areas of focus for Barclays include near term opportunities in Wealth and Asset Management. The Merger creates even greater opportunities both for China Development Bank and the Combined Group, particularly as ABN AMRO brings a world class trade finance and payments platform to service Chinese businesses and has an attractive retail and wholesale franchise both in China and in countries that represent important trade partners for China.
Through its investment in Barclays and strategic partnership, China Development Bank will enhance its ability to serve Chinese corporations and institutions. China Development Bank will gain access to Barclays extensive international franchise in order to facilitate international commerce for Chinese companies. The partnership will also give China Development Bank access to the leading product expertise that Barclays has developed in its universal banking model, such as in structured products, enabling China Development Bank to leverage these skills in its domestic market. China Development

Bank will have opportunities to learn best practices from Barclays in terms of customer service, product development and corporate governance. This will improve China Development Bank’s understanding of global financial services.
Pursuant to the settlement mechanics under the Conditional CDB Investment Agreement and the terms of the Offer, China Development Bank will pay to Barclays (who will receive it on behalf of accepting ABN AMRO Ordinary Shareholders) a portion of the Cash Consideration due to them under the Offer, and in consideration thereof Barclays will allot and issue the Conditional CDB Shares to China Development Bank on the basis of a price of £7.40 per share. The cash payments to accepting ABN AMRO Ordinary Shareholders will be distributed on the Settlement Date by Barclays together with the balance of the Cash Consideration and the share consideration due to them. These arrangements are part of, and are therefore conditional upon, the Offer. ABN AMRO Ordinary Shareholders will have no contractual relationship with China Development Bank under the Offer. The maximum aggregate amount which may be paid by China Development Bank pursuant to these arrangements is €6.4 billion (£4.3 billion).
The consideration for the allotment of the Barclays Ordinary Shares to China Development Bank under the Conditional CDB Investment Agreement shall be the transfer to Barclays by tendering ABN AMRO Ordinary Shareholders of the appropriate portion of their shares, and the agreement by China Development Bank to make the cash payments as described above.
Please see paragraph 10.1 of Part XII (Additional Information) of this document for a description of the terms and conditions of the CDB Subscription Agreement and the Conditional CDB Investment Agreement.
3.2. Investment by Temasek
Temasek has agreed to become a major shareholder in Barclays and will invest a total of €3.1 billion (£2.1 billion) in the Combined Group.
Barclays and Temasek have agreed that:

•	On 14 August 2007 Temasek will invest €1.4 billion (£1.0 billion) in Barclays through an unconditional placing of the Unconditional Temasek Shares (representing 2.1 per cent. of Barclays existing issued share capital) under the Temasek Subscription Agreement at a price of £7.20 per share;

•	Temasek will also invest a further €1.7 billion (£1.1 billion) for the Conditional Temasek Shares through the Temasek Subscription Agreement at a price of £7.40 per share conditional on the Merger completing, resulting in a shareholding in the Combined Group of 2.5 per cent.;

•	On 23 July 2007 Temasek purchased warrants (for a total price of £1) in respect of 61 million Barclays Ordinary Shares with an exercise price of £7.80 per share. The warrants become exercisable only if the Offer becomes unconditional and they are then exercisable for a period of two years thereafter. If the warrants were exercised in full Temasek’s shareholding in the Combined Group would rise by 0.5 per cent.; and

•	Temasek will be entitled to nominate a Barclays Non-executive Director if the Merger becomes unconditional.
The investment by Temasek in Barclays is consistent with its strategy of creating successful partnerships through long-term investments. Temasek will be able to bring its deep rooted knowledge and expertise in the Asian market to the Barclays Board. Temasek is widely recognised as one of the world’s most successful international equity investors. Temasek also has extensive experience investing in the financial services sector and currently owns significant investments in 14 banks.
Please see paragraph 10.1 of Part XII (Additional Information) of this document for a description of the terms and conditions of the Temasek Subscription Agreement.
3.3 Clawback Placing to certain existing Barclays Shareholders
In addition to agreeing to subscribe for the Conditional CDB Shares and the Conditional Temasek Shares, China Development Bank and Temasek had also agreed, pursuant to the Conditional CDB Investment Agreement and the Temasek Subscription Agreement, to subscribe for further Barclays Ordinary Shares. However, in order to ensure that certain existing Barclays Shareholders and certain other institutional investors could subscribe for Barclays Ordinary Shares on the same financial terms as China Development

Bank and Temasek, both investors agreed that part of their allocation could be made available to such existing Barclays Shareholders by way of the Clawback Placing which was announced on 23 July 2007.
The Barclays Ordinary Shares were offered at a price of £7.40 per share to certain existing Barclays Shareholders and certain other institutional investors (determined in Barclays sole discretion) on 23 and 24 July 2007. As a result of some of these Barclays Shareholders agreeing to subscribe for the Clawback Shares, China Development Bank and Temasek will not have the Clawback Shares issued to them and their aggregate subscription amounts have been reduced accordingly. The issue of the Clawback Shares to these existing Barclays Shareholders and institutional investors is conditional upon the Offer being declared unconditional and they will only be issued following the Offer being declared unconditional.
Immediately after the Effective Date, China Development Bank will hold 6.8 per cent. of the Combined Group, Temasek 2.5 per cent. and existing Barclays Shareholders (including the existing Barclays Shareholders and institutional investors who agreed to subscribed for the Clawback Shares) 55.6 per cent.
4.  Share Buy-back Programme
The total proceeds from the issuance of the Unconditional CDB Shares and the Unconditional Temasek Shares to Temasek and China Development Bank on 14 August 2007 will amount to €3.6 billion (£2.4 billion) and this amount is unconditionally committed. On 23 July 2007, the Barclays Board announced the Share Buy-back Programme (which commenced on 6 August 2007) to minimise the dilutive effect of the issuance of Barclays Ordinary Shares to China Development Bank and Temasek on the existing Barclays Shareholders.
Pursuant to the Share Buy-back Programme, Barclays instructed JPMorgan Cazenove Limited to repurchase a number of Barclays Ordinary Shares equal to the lesser of:

(i)	the number of the Unconditional CDB Shares and Unconditional Temasek Shares to be issued on 14 August 2007 (336.8 million Barclays Ordinary Shares); and

(ii)	such number of Barclays Ordinary Shares as JPMorgan Cazenove Limited is able to acquire using the proceeds of the Unconditional Investment (€3.6 billion (£2.4 billion)).
The Share Buy-back Programme will be conducted on market by JPMorgan Cazenove Limited as an independent third party on behalf of Barclays pursuant to Barclays existing general shareholder authority. The existing authority for Barclays to purchase its own shares was granted at the Annual General Meeting of the Company held on 26 April 2007 and if Resolution 5 (as set out in the Circular) is passed at the Barclays Extraordinary General Meeting, will (subject to the Merger becoming Effective) be substituted by the authority granted pursuant to Resolution 5 (as set out in the Circular). The Share Buy-back Programme will be suspended during the 10 trading days prior to the expiry of the Offer acceptance period (as it may be extended from time to time).

PART IV
INFORMATION ON BARCLAYS
The selected historical financial information in relation to Barclays in this Part IV has, unless otherwise stated, been extracted without material adjustment from the unaudited consolidated interim financial information of Barclays for the six months as at and for the period ended 30 June 2007 and the audited financial statements of Barclays as at and for the two years ended 31 December 2006 and 31 December 2005, each prepared in accordance with IFRS as filed with the SEC on Form 20-F, incorporated by reference into this document. The 31 December 2005 financial statements include restated IFRS comparative information as at and for the year ended 31 December 2004.
On 19 June 2007 Barclays announced certain changes to its group structure and divisional reporting and disclosed unaudited restatements of its 2006 and 2005 segmental results and the financial information contained in Part IV for 2006 and 2005 reflects these unaudited restatements.
Investors should read the whole of this document and the documents incorporated herein by reference and should not just rely on the financial information set out in this Part IV.

1.	Introduction
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 127,700 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide.
For the year ended 31 December 2006, the Barclays Group’s profit before tax was £7,136 million, earnings per share were 71.9p, and dividends per share were 31.0p. As at 31 December 2006, ordinary shareholders equity was £19,799 million.

2.	History

Tracing its origins to 17th century London, Barclays has evolved from a group of English partnerships into a global bank.
In 1981, Barclays became the first foreign bank to register with the SEC and raise long-term capital on the New York market. Barclays created its investment banking division in 1986, which has since developed into Barclays Capital. In 1995, Barclays purchased the fund manager Wells Fargo Nikko Investment Advisers, which was integrated with BZW Investment Management to form Barclays Global Investors, a business that has become a significant contributor to group profits.
Woolwich plc, a UK mortgage bank and former building society founded in 1847, was acquired in 2000. In 2003 Barclays completed the acquisition of Banco Zaragozano, one of Spain’s largest private sector banking groups, and in 2005 Barclays acquired a majority shareholding in Absa, South Africa’s largest retail bank.

3.	Corporate Structure

Barclays PLC, the Barclays Group parent company, owns 100 per cent. of the ordinary voting rights of Barclays Bank PLC through which substantially all of the Barclays Group’s business is transacted. A list of the Group’s principal subsidiaries, which are considered by Barclays to have a significant effect on the assessment of the assets and liabilities, the financial position and the profits and losses of the Barclays Group, are set out in paragraph 11 of Part XII (Additional Information) of this document.
Following the Effective Date, ABN AMRO Bank N.V will become an indirect subsidiary of Barclays. Further information on ABN AMRO is set out in Part V (Information on ABN AMRO) of this document.

4.	Business Overview

The Barclays Group reports the results of its operations through seven business segments: UK Banking, Barclaycard, International Retail and Commercial Banking (together forming Global Retail and Commercial Banking), Barclays Capital, Barclays Global Investors, Barclays Wealth, (together forming Investment Banking and Investment Management) and Head Office functions and other operations.

On 19 June 2007 Barclays announced certain changes in its Group structure and divisional reporting on its 2006 and 2005 results. A review has been carried out of the operating constructs between UK Retail Banking, International Retail and Commercial Banking excluding Absa and Barclays Wealth with the aim to expand the client offering in both savings and investment products across the whole Group. The structure remains unchanged for UK Business Banking, International Retail and Commercial Banking — Absa, Barclays Capital, Barclays Global Investors and Head Office and other operations.
The restatements have no impact on the Group Income Statement or Balance Sheet.
The organisational structure of the Barclays Group is summarised below.
Organisational overview

Barclays PLC
Global Retail and Commercial Banking
Investment Banking and Investment Management
UK Banking
UK Retail Banking
Personal Customers
Home Finance
Consumer Loans
Local Business
Financial Planning
UK Business Banking
Larger Business
Medium Business
Asset and Sales Finance
Barclaycard
UK Cards
Barclaycard Business
Barclaycard International
International Retail and Commercial Banking (IRCB)
IRCB - Absa
IRCB - Excluding Absa
Western Europe
Emerging Markets
Barclays Capital
Rates
Credit
Private Equity
Absa Capital
Barclays Global Investors
Asset Management
Barclays Wealth
International and Private Banking
Investment Services
Brokerage
Closed Life assurance activities

UK Banking
UK Banking delivers banking solutions to UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Barclays Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.
UK Retail Banking
UK Retail Banking comprises Personal Customers, Home Finance, Local Business, Consumer Loans and Barclays Financial Planning. This cluster of businesses aims to build broader and deeper relationships with customers. Personal Customers and Home Finance provide access to current account and savings products, Woolwich branded mortgages and general insurance. Consumer Loans provides unsecured loans and protection products and Barclays Financial Planning provides investment advice and products. Local Business provides banking services to small businesses.
UK Business Banking
UK Business Banking provides relationship banking to larger and medium business customers in the UK. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the

Barclays Group, particularly Barclays Capital and Barclaycard. UK Business Banking provides asset financing and leasing solutions through a specialist business.
Barclaycard
Barclaycard is a multi-brand credit card business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the US.
In the UK, Barclaycard comprises Barclaycard, SkyCard and FirstPlus secured lending.
Outside the UK, Barclaycard provides credit cards in the US, Germany, Spain, Italy, Portugal, Africa, India and the United Arab Emirates. In the Nordic region, Barclaycard operates through Entercard, a joint venture with FöreningsSparbanken (Swedbank).
Barclaycard works closely with other parts of the Barclays Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to maximise their distribution capabilities.
International Retail and Commercial Banking
International Retail and Commercial Banking provides Barclays personal and corporate customers outside the UK with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. From 2005, for reporting purposes, the operations have been grouped: International Retail and Commercial Banking-excluding Absa and International Retail and Commercial Banking-Absa.
International Retail and Commercial Banking works closely with all other parts of the Barclays Group to leverage synergies from product and service propositions.
International Retail and Commercial Banking - excluding Absa
International Retail and Commercial Banking - excluding Absa provides a range of banking services to retail and corporate customers in Western Europe and Emerging Markets, including current accounts, savings, investments, mortgages and loans. Western Europe includes Spain, Portugal, France and Italy. Emerging Markets includes Africa, India and the Middle East.
International Retail and Commercial Banking-Absa
International Retail and Commercial Banking-Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking-Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.
Barclays Capital
Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.
Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, mortgage backed securities, credit derivatives, structured capital markets and large asset leasing, and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Barclays Group to maximise synergies from client relationships and product capabilities.

Barclays Global Investors

BGI is one of the world’s largest asset managers1 and a leading global provider of investment management products and services.
BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is a leader in assets and products in the exchange traded funds business, with over 290 funds for institutions and individuals trading in nineteen markets globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and optimise capabilities to better serve the client base.
Barclays Wealth
Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring, financial planning services and manages the closed life assurance activities of Barclays and Woolwich in the UK.
Barclays Wealth works closely with all other parts of the Barclays Group to leverage synergies from client relationships and product capabilities.
Head office functions and other operations
Head office functions and other operations comprise:

•	Head office and central support functions

•	Businesses in transition

•	Consolidation adjustments.
Head office and central support functions comprises the following areas: Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.
Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.
Consolidation adjustments largely reflect the elimination of intra-segment transactions.

5.	Key Businesses and Geographic Regions

Barclays is a global provider of financial and banking services in the following principal markets: financial services, corporate banking and retail banking.
Retail banking
Retail banking comprises a variety of banking products and services provided to households/individuals, including deposit and account services (current accounts, savings accounts, cash deposits, cheque collection, ATM services, credit transfer, direct debit, standing orders, cheques etc.), lending (personal loans, consumer credit, overdraft facilities etc.), payment cards, mortgages, investment products (mutual funds, pension funds, and security brokerage and custody services) and insurance (reinsurance, life insurance and non-life insurance).
Barclays has activities in retail banking in numerous jurisdictions worldwide, for example in Denmark, France, Germany, Greece, Ireland, Italy, Portugal, Spain, Sweden, the UK, Hong Kong, Singapore, and several African jurisdictions including South Africa, Kenya, Tanzania, Zambia and Zimbabwe. In the EU, Barclays is predominantly active in the UK, France and Spain.
In all jurisdictions, Barclays faces and will continue to face strong competition from other retail banks and stand-alone providers.

[1]	Source: Global Investor, ‘Top 100 Largest Asset Managers’, Q3 2006

Corporate banking
The corporate banking sector comprises a broad range of domestic corporate banking activities offered to sophisticated, largely global, corporate clients; banking for the public sector; and international credits to (largely global) public companies. The services offered by Barclays include deposit accounts, loans, international payments and letters of credit.
Barclays has activities in corporate banking in various jurisdictions worldwide, including France, Italy, Portugal, Spain, the UK, Hong Kong, India, South Africa, Kenya, Mauritius, Tanzania, Zambia and Zimbabwe.
Another element of the corporate banking sector is small and medium enterprise (SME) banking, i.e. banking services offered to small and medium-sized enterprises. SME banking comprises current accounts, deposit accounts, loans and mortgages. Barclays offers banking services to SMEs in various jurisdictions worldwide, including France, Italy, Portugal, Spain, the UK, India, the United Arab Emirates, South Africa, Kenya, Tanzania, Zambia and Zimbabwe.
In the EU, Barclays is predominantly active in the UK. Competition for corporate banking customers, including SMEs, is intense in the UK, with competition from established large banks and increasingly from smaller banks which are targeting customers and growing the level of their SME activities.
Financial services
Financial services include, amongst other things, activities relating to the trading in government and corporate bonds, equities and derivatives, asset management, and trading in foreign exchange and money markets. In addition, Barclays also has activities in investment banking (which includes acquisitions and disposals, initial public offerings, arranging new issues of stocks and bonds and project finance) and private equity investment.
Barclays has financial services activities in, among others, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, the UK, Switzerland, Brazil, Canada, Mexico, US, Australia, China, Japan, Singapore, South Korea, Taiwan, Thailand, Dubai, Qatar, and South Africa.
The global financial services sectors in which Barclays operates are highly competitive. Innovative competition for corporate institutional and retail clients and customers comes both from established players and an increasing number of new entrants. Customers of financial services are sophisticated and, to an extent, are themselves entering the sector. The global landscape is expected to remain highly competitive in all areas.

Summary total income net of insurance claims by business and geographic region
A summary of total income net of insurance claims, under IFRS, for the three financial years ended 31 December 2006 by business segment and geographic region is set out in the table below.

For the year ended 31 December	2006[1]	2005[1]	2004[2]

	(£m)	(£m)	(£m)
By business
GRCB
UK Banking	6,741	6,236	5,449
Barclaycard	2,514	2,299	2,394
International Retail and Commercial Banking	3,249	1,916	887
IBIM
Barclays Capital	6,267	4,505	3,518
Barclays Global Investors	1,665	1,318	893
Barclays Wealth	1,160	1,034	837
Barclays Wealth — closed life assurance activities	—	—	90
Head office functions and other operations	(1)	25	40

Total	21,595	17,333	14,108

By geography
UK	12,154	10,697	9,830
Other European Union	2,882	1,995	1,793
US	2,840	2,421	1,551
Africa	2,791	1,445	348
Rest of the World	928	775	586

Total	21,595	17,333	14,108

1	The numbers for 2006 and 2005 were extracted from the Barclays Group unaudited structure and divisional reporting changes announcement made on 19 June 2007. These changes are due to a realignment of the management and delivery of certain products and services. These adjustments have no impact on the group income statement or balance sheet. A reconciliation of these changes to the previous published information can be found in paragraph 17.4 of Part XII (Additional Information).

2	The numbers for 2004 have not been updated to reflect the group structure and divisional reporting changes announced on 19 June 2007.

6.	Regulation
The Barclays Group’s operations, including its overseas offices, branches, subsidiaries and associates, are subject to rules and regulations, including reserve and reporting requirements and conduct of business requirements, imposed by the relevant central banks and regulatory authorities.
In the UK, the FSA is the independent body responsible for the regulation of deposit taking, life insurance, home mortgages, general insurance and investment business. The FSA was established by the Government and it exercises statutory powers under the Financial Services and Markets Act 2000.
Barclays Bank is authorised by the FSA to carry on a range of regulated activities within the UK and is subject to consolidated supervision. In its role as supervisor, the FSA seeks to ensure the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers. The FSA’s continuing supervision of financial institutions authorised by it is conducted through a variety of regulatory tools, including the collection of information from statistical and prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.
The FSA adopts a risk-based approach to supervision. The starting point for supervision of all financial institutions is a systematic analysis of the risk profile for each authorised firm. The FSA has adopted a homogeneous risk, processes and resourcing model in its approach to its supervisory responsibilities (known as the ARROW model) and the results of the risk assessment are used by the FSA to develop a risk mitigation programme for a firm. The FSA also promulgates requirements that banks and other financial institutions are required to meet on matters such as capital adequacy limits on large exposures to individual entities and groups of closely connected entities, and liquidity. Certain of these requirements derive from EU directives as described below. Banks, insurance companies and other financial institutions in the UK are subject to a single financial services compensation scheme (the Financial Services Compensation Scheme) where an authorised firm is unable or is likely to be unable to meet claims made against it because of its financial circumstances. Different levels of compensation are available to eligible claimants depending upon whether the protected claim is in relation to a deposit, a contract of insurance or protected investment business and certain types of claims are subject to maximum levels of compensation. Most deposits made with branches of Barclays Bank within the European Economic Area (EEA) which are denominated in Sterling or other EEA currencies (including the Euro) are covered by the Scheme. Most claims made in respect of designated investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state.
Outside the UK, the Barclays Group has operations (and main regulators) located in continental Europe, in particular France, Germany, Spain, Switzerland, Portugal and Italy (local central banks and other regulatory authorities); Asia Pacific (various regulatory authorities including the Hong Kong Monetary Authority, the Financial Services Agency of Japan, the Australian Securities and Investments Commission and the Monetary Authority of Singapore); Africa (various regulatory authorities including the South African Reserve Bank and the Financial Services Board) and the US (FRB, OCC and the SEC).
In Europe, the UK regulatory agenda is considerably shaped and influenced by the directives emanating from the EU. A number of EU directives are currently being implemented, for example the Capital Requirements Directive, the Third Money Laundering Directive and the Markets in Financial Instruments Directive (“MiFID”). These form part of the European Single Market programme, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation.
Barclays operations in Europe are authorised and regulated by a combination of both home (the FSA) and host regulators. Barclays operations in South Africa, including Absa Group Limited, are supervised and regulated by the SARB and the FSB. SARB oversees the banking industry and follows a risk-based approach to supervision whilst the FSB oversees the non-banking financial services industry and focuses on enhancing consumer protection and regulating market conduct.
In the US, Barclays, Barclays Bank, and certain US subsidiaries and branches of the Bank are subject to a comprehensive regulatory structure involving numerous statutes, rules and regulations. Barclays branch operations in New York and Florida are licensed by, and subject to regulation and examination by, their respective licensing authorities, the New York State Banking Department and the Florida Office of Financial Regulation. Barclays Global Investors, NA is a federally-chartered trust company subject to regulation and examination by OCC. Barclays Bank Delaware is subject to regulation and examination by the Federal Deposit Insurance Corporation and the Delaware State Banking Commissioner. In addition, the FRB is the primary US federal regulator for the New York and Florida branch operations and also exercises regulatory authority over Barclays other US operations. The regulation of Barclays US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries. In addition to the direct regulation of Barclays US banking offices, Barclays US operations subject Barclays to regulation by the FRB under various laws, including the International Banking Act of 1978 and the Bank Holding Company Act of 1956 (BHC Act). Barclays, Barclays Bank and Barclays Group US Inc. are bank holding companies registered with the FRB as well as financial holding companies under the BHC Act. Financial holding companies may engage in a broader range of financial and related activities than are permitted to banking organisations that do not maintain financial holding company status, including underwriting and dealing in all types of securities. To maintain the financial holding company status of each of Barclays, Barclays Bank and Barclays Group US Inc., Barclays Bank is required to meet or exceed certain capital ratios and to be deemed to be “well managed”. Barclays Bank Delaware must also meet certain capital requirements to be deemed to be “well managed” and must have at least a “satisfactory” rating under the Community Reinvestment Act of 1977.
A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regulations applicable to US operations of Barclays Bank and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution.
Another recent focus of US governmental policy relating to the financial services sector generally has been on disclosure and sales practices relating to the sector’s subprime mortgage and other lending. Barclays investment banking operations are subject to regulations that cover all aspects of the securities business, including:

•	Trade practices among broker-dealers

•	Capital structure

•	Record-keeping

•	The financing of customers’ purchases

•	Procedures for compliance with US securities law
Barclays Capital Inc. and the other subsidiaries that conduct these operations are regulated by a number of different government agencies and self-regulatory organisations, including the SEC and the NASD. These regulators have available a variety of sanctions, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the entity or its directors, officers or employees. On 30 May 2007, pursuant to a settlement reached between the SEC and Barclays Bank, the SEC instituted an action against Barclays in the United States District Court for the Southern District of New York. The SEC’s action concerned certain purchases and sales of debt securities during 2002-2003 by a single proprietary trading desk at Barclays while desk personnel were serving on various bankruptcy committees. Barclays had independently addressed the practices, policies and procedures at issue in 2003, prior to the commencement of the SEC investigation that led to this action. Barclays no longer employs the trader named as a defendant in the SEC complaint. In settlement of the action, Barclays consented to the entry of a final judgment without admitting or denying any of the allegations contained in the complaint. Under the terms of the consent judgment, Barclays will pay $10.9 million in disgorgement, prejudgment interest, and civil monetary penalties to the SEC. In addition, the final judgment will include an injunction against violations of Section 17(a) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. At the time that the action was instituted against Barclays, the SEC also granted relief to Barclays from certain potential collateral consequences of the final judgment.
Barclays subsidiaries in the US are also subject to regulation by applicable federal and state regulators of their activities in the asset management, investment advisory, mutual fund and mortgage lending businesses.
For the regulation of Barclays Group following the Effective Date, see paragraph 5 of Part I (Information on the Combined Group).

7.	Acquisitions and Disposals

The principal investments effected by the Barclays Group in the three financial years preceding the date of this document are set out below.

•	On 9 May 2005, Barclays announced the terms of a recommended acquisition of a majority stake in Absa. The total consideration for the acquisition was £2.7 billion. Barclays has consolidated Absa from 27 July 2005.
The principal disposals effected by the Barclays Group in the three financial years preceding the date of this document are set out below.

•	On 4 April 2007, Barclays announced the disposal of part of the Monument credit card portfolio and associated servicing capabilities to CompuCredit International Acquisition Corporation and CompuCredit UK Limited, which are both subsidiaries of CompuCredit Corporation for a consideration of approximately £390 million.

•	On 31 December 2006, Barclays disposed of certain vendor finance businesses in the United Kingdom and Germany to CIT Group Inc. The gross assets sold amounted to approximately £1.1 billion as at 30 June 2006.

•	On 22 December 2006, Barclays disposed of 599.4 million ordinary shares representing its 43.7 per cent. shareholding in FirstCaribbean International Bank to Canadian Imperial Bank of Commerce for $989 million.

The principal current and future investment of the Barclays Group is the proposed merger with ABN AMRO pursuant to the terms of the Merger described in Part II (Information on the Merger) of this document. Other than the Merger, Barclays has not made any firm commitment to effect any other significant investment.

8.	Current Trading, Trends and Prospects

Barclays made good progress on all key strategy priorities and delivered another very strong set of results for shareholders. Double-digit growth in earnings and dividends reflects a outstanding performance from Barclays capital, good profit growth in UK Banking, an improvement in UK unsecured impairment and strong investment across the business.
Barclays profit before tax increased 12 per cent. to £4,101 million. Earnings per share increased 14 per cent. to 41.4 pence and the interim dividend will increase 10 per cent. to 11.5 pence per share.
The Barclays unaudited interim results announcement for the six months ended 30 June 2007 was released on 2 August 2007.

PART V
INFORMATION ON ABN AMRO
The selected historical financial information in relation to ABN AMRO in this Part V has, unless otherwise stated, been extracted without material adjustment from the unaudited interim consolidated financial statements of ABN AMRO for the six months as at and for the period ended 30 June 2007, the audited financial statements of ABN AMRO as at and for the two years ended 31 December 2006 and 2005 each prepared in accordance with IFRS and set out in Part VIII (Historical Financial Information relating to ABN AMRO) The 31 December 2005 financial statements include restated IFRS comparative information as at and for the year ended 31 December 2004.
Investors should read the whole of this document and should not just rely on the financial information set out in this Part V.

1.	Introduction
ABN AMRO is a prominent international bank with a clear focus on consumer and commercial clients in ABN AMRO’s local regions and a focus globally on select multinational corporations and financial institutions, as well as private clients.

ABN AMRO is the eighth largest bank in Europe and the thirteenth1 in the world based on total assets, with more than 4,500 branches in 56 countries and territories, a staff of more than 110,300 full-time equivalents. 2006 profits for the year including LaSalle were €4,780 million (LaSalle contribution €899 million), and total assets including LaSalle as at 31 December 2006 were €987 billion (LaSalle contribution €86 billion).

2.	History
ABN AMRO’s roots go back to 1824, when King Willem I founded the Netherlands Trading Society (Nederlandsche Handel-Maatschappij). In 1964, the Netherlands Trading Society merged with Twentsche Bank to form ABN Bank (Algemene Bank Nederland). In that same year, the merger between Amsterdamsche Bank and Rotterdamsche Bank resulted in the formation of AMRO Bank (Amsterdam Rotterdam Bank). The worldwide scaling of companies and financial institutions called for a bank with a strong capital base and broad expertise. This led to the merger between ABN Bank and AMRO Bank in 1991, creating ABN AMRO. The combination became a leading player in the Netherlands with an extensive global network, which was further developed over time.
ABN AMRO through the acquisition of LaSalle by ABN Bank in 1979 already had a strong foothold in the Chicago area. This presence was expanded to a second home market through the acquisition of, among others, Talman in 1991, Michigan-based Standard Federal Bancorporation in 1996 and Michigan National Corporation in 2001.

In 1998, ABN AMRO acquired Banco Real, the fourth-largest privately owned bank in Brazil2 .. Through the acquisition of Sudameris in 2003, ABN AMRO further strengthened its position in Brazil, in particular in the south east of the country.
ABN AMRO further expanded in 2006 through the acquisition of Antonveneta, which has a strong presence in Italy’s wealthy north-eastern region.
ABN AMRO is the parent company of the ABN AMRO Group.

3.	Business Overview
As an international bank with European roots, ABN AMRO focuses on consumer, commercial and private banking activities. ABN AMRO adopts a relationship-based approach, applied through its Business Units (“BUs”).
ABN AMRO’s growth strategy is to build on its strong position with mid-market clients and to provide clients in this segment with high-quality and innovative products and services from across the ABN

1 Source: The Banker, “The Top 1000 World Banks 2006”, July 2006
2 Source: Brazilian Central Bank, December 1998

AMRO Group. ABN AMRO’s strategy is aimed at combining local client intimacy and global product excellence.
Mid-market
ABN AMRO serves its mid-market consumer and commercial clients — ABN AMRO’s ‘sweet spot’ client segments — primarily through its five regional Client BUs: the Netherlands, Europe (including Antonveneta in Italy), North America, Latin America and Asia.
The consumer mid-market segment includes mass affluent customers served by ABN AMRO’s regional Client BUs, as well as the majority of its private banking clients served by BU Private Clients. The commercial mid-market segment includes a significant number of medium-to-large companies and financial institutions served through regional Client BUs.
These clients typically require a local banking relationship, an extensive and competitive product suite, an international network, efficient delivery, and, for corporates, sector knowledge. With its range of businesses and capabilities, ABN AMRO is well placed to deliver on all of these requirements.
Client pyramid
The importance of the mid-market segment in ABN AMRO’s strategy does not diminish the importance of the top and bottom end of its “client pyramid”. In serving its top private banking clients, ABN AMRO is able to develop innovative investment products that can be offered to its mid-market consumer clients.
At the same time, serving large multinational corporations enables ABN AMRO to strengthen its industry knowledge and product innovation, both of which will benefit its mid-market commercial clients. Both the mass retail segment and the small business segment deliver the necessary scale and act as a feeder channel for future mid-market clients.
In January 2006, ABN AMRO reinforced its mid-market focus and moved towards realising the benefits of being one bank more effectively by adopting a new structure. This structure enables ABN AMRO to share expertise and operational excellence across the ABN AMRO Group with greater impact.
ABN AMRO’s Group structure comprises:

•	seven Client Business Units;

•	three Product BUs;

•	two cross-BU Segments;

•	Group Functions; and

•	Services.
The seven Client BUs consist of five regional BUs (The Netherlands, Europe including Antonveneta in Italy, North America, Latin America and Asia) and two global BUs, Private Clients and Global Clients.
The three Product BUs (Global Markets, Transaction Banking and Asset Management) support the Client BUs by developing and delivering products for all of its clients globally.
ABN AMRO binds all of its Client BUs together through a cross-BU Consumer Client Segment and a cross-BU Commercial Client Segment. These segments drive winning formulas across ABN AMRO’s various geographies, and work with the Product BUs to deliver high-quality solutions to clients.
Group Functions supports the ABN AMRO Group in areas ranging from risk to finance and from human resources to sustainability, while always balancing global control with local flexibility and expertise.
Services focuses on increasing ABN AMRO’s operational efficiency through group wide consolidation and standardisation.

Client BUs
BU Netherlands
Serving a large and diverse client base that comprises consumer and commercial clients, BU Netherlands is a leader in the Dutch banking industry. BU Netherlands employs approximately 21,800 people and serves its clients through a network of 561 bankshops, 78 advisory branches, five dedicated mid-market corporate client units and two large-corporate client units. BU Netherlands also operates some 1,600 ATMs, four integrated call centres, and internet and mobile channels. In addition BU Netherlands offers insurance products provided by its joint venture with Delta Lloyd.
In 2006, BU Netherlands’ new operating model — consisting of Value Centre Consumer, Value Centre Commercial and centralised mortgage activities — led to an improvement in its operational performance, which in turn enabled it to improve its client service. In addition, in 2006 BU Netherlands was able to increase its product sales and number of clients by leveraging the current range of Global Markets products with SME and consumer clients.
On 1 December 2006, ABN AMRO sold the non-mortgage activities of Bouwfords (an international property group which ranks among the Netherlands’ leading property companies) to Rabobank and SNS Bank (see paragraph 6 below).
BU Europe
BU Europe (excluding Antonveneta in Italy)
BU Europe brings together all of ABN AMRO’s activities in 27 countries: 23 countries in Europe (excluding Antonveneta in Italy and the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa. BU Europe employs approximately 8,000 people, including support functions serving all BUs operating in the region.
In 2006, BU Europe focused a significant proportion of its efforts on improving its profitability by taking various measures to drive organic growth and aligning its commercial activities and back-office services with the new ABN AMRO Group structure. The initiatives put in place to help drive organic growth included improving the focus on origination and delivery of products to financial institutions and public sector clients and strengthening the consumer banking activities in selected countries, with a focus on high-growth emerging economies. BU Europe also developed a new sales and delivery model for mid-market commercial clients by bundling products that meet the most frequently occurring needs of such clients and combining them with simplified back-office processes. This new concept will continue to be rolled-out in 2007 in selected markets.
In 2007 BU Europe will continue to pursue its organic growth strategy and seek to improve its performance by reducing its cost base through implementation of a common services platform and the elimination of inefficiencies in processes, support functions and client coverage models. Key initiatives in 2007 will include improved capital management and the reallocation of capital between different client segments and locations. As part of this, BU Europe aims to improve its returns on capital by focusing increasingly on the emerging economies of Eastern Europe and Central Asia. Financial institutions and the public sector segment will remain key growth areas for BU Europe.
Antonveneta
ABN AMRO acquired Antonveneta in 2006. The integration of Antonveneta into the ABN AMRO Group was completed in December 2006 and Antonveneta’s structure and governance have now been aligned with that of the ABN AMRO Group.
Antonveneta and its main subsidiaries, Interbanca and AAA Bank, are among the leading banks in Italy, with Antonveneta holding a ranking among the top ten banking groups by total assets1. Antonveneta has over 1,000 branches in Italy. The bank is strongly rooted in northeast Italy, where 459 of its domestic branches are located. Integrated with the branch network are more than 1,100 ATMs and about 63,000 points-of-sale, as well as home and remote banking facilities. As at 31 December 2006 its employees numbered approximately 9,600.
In consumer banking, Antonveneta has strengthened the bank’s residential mortgage lending — a booming sector in Italy. With regard to commercial clients, Antonveneta has been able to focus its lending activities on those companies most involved in the Italian economy’s current growth phase, partly due to the strong presence of its branches and ‘unità imprese’ (corporate units).
As regards operations, Antonveneta has undertaken a number of initiatives to capitalise on potential synergies with ABN AMRO with the aim of creating alignment between the structures of ABN AMRO and Antonveneta and improving operational efficiency and effectiveness in the process. On 11 December 2006, ABN AMRO and Antonveneta announced plans for the further development of Antonveneta, which include transforming the consumer bank, strengthening the commercial bank and building the private bank.
BU North America
Sale of LaSalle to Bank of America
On 22 April 2007, ABN AMRO Bank entered into an agreement to sell LaSalle to Bank of America for total consideration of $21 billion in cash (subject to adjustment based on the financial performance of LaSalle before the closing of the sale). After the completion of the sale of LaSalle, ABN AMRO will retain LaSalle’s North American capital markets activities within ABN AMRO’s Global Markets unit and Global Clients division as well as its U.S. Asset Management business.
As of 31 December 2006, LaSalle had more than $113 billion in tangible assets and a tangible book value of $9.7 billion, adjusted for businesses that will be retained by ABN AMRO and for the previously announced sale of the mortgage operations unit and presented on a US GAAP basis. For the year ended 31 December 2006, LaSalle, presented on the same basis, had net income of $1,035 million.
Retained BU North America operations
Following completion of the sale of LaSalle to Bank of America, BU North America will retain part of the current activities of Global Markets and Transaction Banking in North America, the activities of global clients in North America, large corporate clients, as well as ABN AMRO Canada. ABN AMRO will also retain the North American asset management activities.
BU Latin America
ABN AMRO has had a presence in Brazil since 1917. It acquired Banco Real and Bandepe in 1998, Paraiban in 2001 and Banco Sudameris in 2003. ABN AMRO operates in Brazil as Banco Real.

Banco Real functions as a fully integrated consumer and commercial bank on a nationwide basis through more than 1,900 stand-alone and in-company branches, 6,700 points-of-sale and 8,700 ATMs. Today, Banco Real is the third-largest privately owned bank in Brazil1.

[1]	Source: IH06 Interim Reports, Presentations on on-going merger, Bank of Italy and Accenture “Observatory on Italian Banking Market” Report 30 June 2006
1Source: Central Bank of Brazil, “Top 50 Banks by Total Assets Less Brokerage”, December 2006

Since 1 January 2006, ABN AMRO’s Caribbean and Latin American operations outside of Brazil have been grouped with Banco Real to form BU Latin America. Outside of Brazil, BU Latin America focuses primarily on the commercial client segment, although in Paraguay and Uruguay it also focuses on the consumer client segment. Currently, BU Latin America has approximately 28,000 employees. The Brazilian operations are BU Latin America’s largest in the region by a substantial margin.
Banco Real offers Van Gogh Preferred Banking services to its mass affluent clients across Brazil, reinforcing the bank’s international identity. The commercial banking operation uses a single product platform and sophisticated segmentation to enhance its focus and efficiency — thereby enabling Banco Real to deliver a seamless product offering for multinational corporations and to capitalise on its large mid-market commercial client base, served by specialised regional and mid-market sector relationship management teams. Through the Aymoré franchise, BU Latin America is also a major player in the Brazilian consumer finance business. Aymoré has relationships with more than 15,000 active car dealerships distributing vehicle financing and other consumer goods financing nationwide.
During 2006, Banco Real’s consumer and commercial banking activities enabled it to achieve strong credit portfolio growth and the highest ratio of consumer and commercial clients to total assets among the main Brazilian banks. On the other hand, in common with other players in Brazil, the bank suffered a significant deterioration in its provisioning during the first half of 2006, due to an increase in delinquencies in the sector. However, Banco Real achieved better provisioning results than its peers through consistent efforts to mitigate growth in provisions, including maintaining constant close monitoring of the portfolio, approaching debtors through different channels and selling off portfolios of bad loans.
In the other countries in which BU Latin America is active (Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela), revenue generation in 2006 was focused primarily on credit activities. Consumer and ‘sweet spot’ commercial banking activities have been performing well and show further potential for growth, mainly driven by the growth in credit usage and ‘bankarisation’ (i.e. clients’ growing tendency to use banking services from duly regulated, formal financial institutions). However, competition in these countries has been increasing, as competitors from outside the region are once again targeting investments within it.
BU Asia
ABN AMRO has been operating for over 100 years in several Asian countries including Indonesia, China, Singapore, Japan and the United Arab Emirates. BU Asia now covers 16 countries and territories, operating through 165 branches and offices (excluding those of Saudi Hollandi Bank, in which ABN AMRO has a 40 per cent. stake). BU Asia’s client base includes commercial clients as well as consumer and private banking clients. It employs approximately 14,000 people, including support functions serving all BUs operating in the region.
With nearly 5,300 employees in eight countries, the consumer client segment focuses on delivering wealth management and consumer finance services — including Van Gogh Preferred Banking — to its Asian client base through 79 branches.
In 2006, BU Asia maintained its strong focus on the growth regions of China and India, where it opened five and three new branches respectively. A further four branches were opened across the BU’s other operating countries.
BU Asia’s credit cards business also expanded rapidly, with the number of cards issued in 2006 exceeding the previous year’s issuance by over 19 per cent., and ending net receivables reaching record levels across the operating countries. These results were achieved despite the credit crisis in Taiwan, which affected all players in that country and resulted in higher defaults. BU Asia’s Taiwan business was successful in achieving lower losses than most other major issuers, and well below the average.
The commercial client segment is comprised of 550 staff serving more than 10,000 corporate, financial institution and public sector clients. With coverage in 16 countries and territories, the commercial client segment is structured around in-country relationship management teams supported by smaller, regional industry-focused teams. It provides clients with a broad spectrum of products and services across Global Markets, Transaction Banking, Lending, Mergers & Acquisitions and Equity Capital Markets.

BU Global Clients
BU Global Clients serves a group of clients who demand sophisticated financial solutions customised to their specific needs.
The four client industry groups that BU Global Clients serves are: Financial Institutions & Public Sector; Telecommunications, Media & Technology; Energy & Resources; and Global Industries (including Automotive, Consumer and Global Industrials). BU Global Clients also comprises dedicated Mergers & Acquisition and Equity Capital Markets teams.
BU Global Clients is organised around six hubs (Amsterdam, London, New York, Hong Kong, Sao Paulo and Sydney), and directly employs around 980 people. The financial results of BU Global Clients also reflect the contribution of 230 people employed by ABN AMRO Mellon, a joint venture with the Mellon Financial Corporation that provides global custody and value added services to institutional investors worldwide.
In order to meet the sophisticated financing, advisory and risk management needs of its multinational client base, BU Global Clients’ bankers access products and services, including specialist commercial banking coverage, from ABN AMRO’s regional BUs, BU Global Markets and BU Transaction Banking. Simultaneously, Global Client’s hub-based industry bankers deliver their knowledge to the regional clients. This structure allows BU Global Clients’ industry expertise and Mergers & Acquisitions and Equity Capital Markets products to be made available to all chosen clients across the bank in support of the overall ABN AMRO Group strategy. Via the ABN AMRO Rothschild joint venture, the Equity Capital Markets team offers a full range of Equity Capital Markets products and related advisory services.

BU Private Clients
BU Private Clients offers private banking services to wealthy individuals and institutions with €1 million or more in net investable assets. With assets under administration of €140 billion in 2006, BU Private Clients is one of the top five private banks in Europe and ranks amongst the largest global private banks1. BU Private Clients has more than 3,300 employees, operating in 23 countries from 103 branches.
BU Private Clients tailors its services to suit the requirements of well-defined client segments and their different sources of wealth. BU Private Clients’ products are based on an open architecture model, enabling the BU to offer its clients the best available products regardless of the actual provider.
BU Private Clients continues to be a leading player in private banking in the Netherlands and France, and has strong positions in Switzerland, Germany, Luxembourg and Belgium. Its position was further strengthened in 2006 by the successful integration of Bank Corluy into Private Clients Belgium, the acquisition of a majority share in VermogensGroep in the Netherlands, and the merger in France of Banque de Neuflize and Banque OBC, creating Neuflize OBC. BU Private Clients’ status as a leading player in Europe continues to be supported by its strong revenue growth in certain countries, including the Netherlands, France and Belgium.
BU Private Clients is focusing on growth in other private banking businesses and further enhancing the efficiency of its global structure including emphasis on client engagement across Asia (including Indian private banking) and Latin America (with a particular emphasis in Brazil). On 1 January 2007, BU Private Clients launched its private banking business in Italy. During 2007 the BU intends to further build its Italian domestic private banking business, strengthening the BU’s European franchise in the process. A further area on which BU Private Clients will increasingly focus during 2007 is the Private Wealth Management segment. This segment, which consists of clients with more than €25 million in liquid assets, is growing at a fast pace.
Product BUs
BU Global Markets
BU Global Markets helps to drive the current and future growth of ABN AMRO by delivering product solutions that meet the diverse capital markets requirements of the bank’s chosen clients. BU Global Markets is organised into four core areas: Equities (multi-product trading and distribution); Financial Markets (multi-asset-class trading and distribution); Fixed Income Capital Markets (integrated cross-border fixed-income origination); and Structured Lending (syndicated and structured loans). The BU

1Source: AUM, Scorpio Partnership, 2006 Private Banking Benchmark, June 2006

Global Markets team is made up of approximately 3,500 employees with hubs in Amsterdam, Chicago, Hong Kong, London, New York, Singapore and Sydney.
In 2006, BU Global Markets delivered operating income growth in each core area and in each of the bank’s five regions. The BU achieved a five percentage point improvement in its efficiency ratio for 2006, through a series of initiatives delivering sustained improvement in productivity and efficiency and providing a further platform to build on.
Key actions in 2006 included:

•	Focusing investment in growth products and in particular the Private Investor Product franchise and structured and derivative products (where growth has been significant over the last 12 months); and

•	Focusing on cost control, for instance through client/product participation choices, which has contributed to the improved efficiency ratio.
BU Transaction Banking
BU Transaction Banking provides cash management, trade services and payment cards for all of ABN AMRO’s client segments, across all regions worldwide. Bank accounts and payments services lie at the core of BU Transaction Banking’s activities and at the heart of the bank’s client relationships. Across all segments, these services provide the foundation for cross-selling, enabling ABN AMRO to expand the relationship with each client. With a focused team of approximately 1,600 mainly regionally based staff, BU Transaction Banking provides services in more than 50 countries and handles more than €2.3 billion of transactions every year.
BU Transaction Banking’s overall business grew by 13 per cent. in 2006. In addition, the BU made continued progress with its client satisfaction indices, increased its presence for web-based delivery to all major locations and further improved its recognition in the marketplace by winning eight major awards.
Transaction banking is a scale-driven business that requires investment in state-of-the-art technology. BU Transaction Banking is tackling this challenge by growing its business with financial institutions and capitalising on opportunities in Europe arising from the implementation of Single Euro Payments Area (SEPA) and the Payment Services Directive. SEPA will level the playing field in Europe and enable the bank to build scale by offering payment products across the Eurozone.

Since ABN AMRO is one of the top global players in the transaction banking industry1 , and cross-border payment flows are forecast to grow significantly over the next decade, BU Transaction Banking is well-placed to capture a larger share of this business. BU Transaction Banking’s strategic focus in 2007 will continue to be on increasing its scale and cross-border business volume as well as investing appropriately in selected growth regions.
BU Asset Management
BU Asset Management is ABN AMRO’s global asset management business, managing approximately €193 billion in specialist mandates and mutual funds as at year-end 2006. BU Asset Management has more than 1,500 employees and operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The business from institutional clients represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30 per cent., and the remainder is in discretionary portfolios managed for BU Private Clients.
For BU Asset Management, 2006 represented the third year of a strategic programme to focus on areas of business activity to establish critical mass and build sustainable profitable growth. BU Asset Management acquired International Asset Management, a leading ‘fund of hedge funds’ manager, in February 2006 and completed its integration in May 2006, enabling the BU to provide its clients with a broader range of specialised investment capabilities and enhanced expertise from a trusted provider.

1 Source: Euromoney, Cash Management Poll, October 2006

Having successfully completed its three year strategic programme, the BU will commence a new three year strategic programme.
Cross-BU Segments
The Consumer Client Segment comprises the Consumer Banking heads of all ABN AMRO’s Client BUs. Led by a member of the Managing Board, the Consumer Client Segment meets frequently to share results and identify new opportunities for growth.
The Commercial Client Segment encompasses all of ABN AMRO’s commercial clients, ranging from large multinationals through mid-size corporate clients to the SME client portfolios. Client relationships are maintained in the bank’s regional Client BUs and the BU Global Clients, while the Commercial Client Segment coordinates activities across both the Client and Product BUs.
The Consumer Client Segment and the Commercial Client Segment have a primary focus on selling efficiently and sharing best practices between the five regional BUs in which the consumer and commercial clients reside and the products these clients are offered.
Other operations
Private Equity
The business model of ABN AMRO’s Private Equity unit — branded as ABN AMRO Capital — involves providing capital and expertise to non-listed companies with a focus on European mid-size buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium-size Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia and has 93 employees.
In the past two years, Private Equity has developed and implemented major improvements to its business and operational model. This programme has involved changing its investment focus from taking minority shareholdings in small to medium-sized early and later stage companies, to obtaining full control of mature mid-size companies. Private Equity also reduced its geographical footprint, while at the same time increasing the average size of its investments. It now operates from the Netherlands, France, the Nordic countries, the UK, Italy, Spain and Australia. Private Equity believes that the Netherlands, the Nordic region and the UK represent the greatest potential for commercial and organisational synergies and will therefore focus its regional activities in North Europe whilst continuing to operate in Australia, France, Italy and Spain. This strategy change has resulted in Private Equity becoming a major player in European mid-size buyouts. In recent years it has consistently appeared in the top five most active European mid-size firms, both by number of new deals and number of exits.
From an operational perspective, Private Equity successfully reorganised its business in 2006 as a semi-independent subsidiary of ABN AMRO with greater autonomy in its operational and decision-making governance. The current structure allows Private Equity to raise future funding from third parties more easily. While the investment management activities will be transferred, the existing portfolio will continue to be owned by ABN AMRO.
Through its ‘participaties’ team, Private Equity is also working together with the BU Netherlands to add development and expansion capital to ABN AMRO’s product offering for small-size commercial clients. The ‘Participaties Fund’, which was set up in 2006, will be further promoted in 2007, allowing ABN AMRO to strengthen relationships with its small-size client base and to enhance the prospect of cross-selling its banking products to Private Equity’s small to medium-sized investments.
Group Functions
Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practice, innovation and positioning to public authorities. Group Functions has approximately 3,800 employees.
Group Functions carries out its activities through several departments, ranging from Group Finance to Investor Relations, Group Compliance & Legal to Group Communications and Group Risk Management to Group Human Resources. In addition, Group Functions oversees the financial performance of certain shareholdings, including the 8.6 per cent. stake in Italian bank Capitalia. As announced on 20 May 2007, Unicredit has agreed to buy Capitalia for more than $29 billion in shares.
On 30 October 2006, ABN AMRO announced that activities to improve operating performance in 2007 would be accelerated, among others by improving operational efficiency in Group Functions. These changes will affect more than 500 full-time equivalents (FTEs) at head office, predominantly in risk management and corporate IT projects, through a combination of outsourcing, offshoring and redundancies.
Services
ABN AMRO’s Services organisation is responsible for delivering internal support services across the bank’s global, regional and product BUs worldwide. Its core areas are IT, Operations, and Corporate Services.
The Services organisation was created in 2006, bringing together all services units within the bank and building on the experience of the ABN AMRO Group Shared Services (GSS) programme, which was initiated in 2004. Services has also focused its attention on consolidating activities in operations, further aligning the IT organisation, and accelerating planned initiatives to optimise the global property portfolio. It currently has approximately 900 employees.
Services is implementing a programme to drive efficiency improvements. These efficiency improvements, which were started at the end of 2004, are expected to realise net savings for the ABN AMRO Group of at least €900 million by the end of 2008.

4.	Key Businesses and Geographic Regions
Summary total operating income by business unit and geographic region
A summary of total operating income, under IFRS, for the three financial years ended 31 December 2006 by business unit and geographic region is set out in the table below.

	For the year ended 31 December

	2006	2005	2004

	(€ millions)
By business unit
Netherlands	4,640	4,629	4,227
Europe	3,412	1,110	678
North America	3,746	3,521	3,227
Latin America	3,738	3,063	2,031
Asia	1,519	1,237	1,070
Global Clients	2,408	2,450	2,088
Private Clients	1,389	1,297	1,146
Asset Management	828	712	595
Private equity	5,463	3,667	3,068
Group Functions	498	648	661

Total	27,641	22,334	18,791

By geography
The Netherlands	11,440	9,255	8,497
Europe	6,040	4,672	2,324
North America	4,041	3,911	4,467
Latin America	3,961	3,271	2,305
Asia Pacific	2,159	1,225	1,198

Total	27,641	22,334	18,791

5.	Regulation
Regulation in the Netherlands
General
ABN AMRO Bank is and regulated in the Netherlands by the DNB and the Netherlands Authority for the Financial Markets, or AFM.
The bank regulatory system in the Netherlands is based on the provisions of the new Financial Supervision Act, which came into effect on 1 January 2007. The Financial Supervision Act has replaced, among others, the Act on the Supervision of the Credit System 1992. The Financial Supervision Act gives rules regarding prudential supervision (by the DNB) and supervision of conduct (by the AFM). Prudential supervision focuses on the solidity of financial undertakings and contributes to the stability of the financial sector. Supervision of conduct focuses on orderly and transparent financial processes, clear relations between sector participants and due care in the treatment of clients (amongst which supervision of the securities and investment businesses).
Supervision of banks
In general, under the Financial Supervision Act, banks are supervised by the DNB and the AFM. No enterprise or institution established in the Netherlands may pursue the business of a bank unless it has obtained a licence from DNB. Its supervisory activities under the Financial Supervision Act focus on supervision of solvency, liquidity, own funds and administrative organisation, including internal control and risk management. If, in the opinion of the DNB, a bank fails to comply with any rules and regulations contained in the Financial Supervision Act, the DNB will so instruct the bank to behave in a certain manner. If the bank does not respond to any such instructions to the satisfaction of the DNB, the DNB may exercise additional supervisory measures, which may include the imposition of fines.
The Financial Supervision Act provides that each supervised bank must submit periodic reports to the DNB.
Regulation in the European Union
The Financial Services Action Plan 1999-2005 laid the foundations for a single financial services sector in the EU and has already brought about many changes. In its future strategy on Financial Services for 2005-2010, the European Commission set out its objectives to achieve an integrated, and competitive EU financial services sector by removing any remaining barriers so that financial services can be provided and capital can circulate freely throughout the EU at the lowest possible cost, resulting in high levels of financial stability, consumer benefits and consumer protection.
The financial services sector includes three major areas for which European regulatory policies apply: banking, capital markets, and asset management. EU initiatives also deal with a number of issues related to company and corporate governance.
The Consolidated Banking Directive (2006/48) for credit institutions and banking services governs the free provision of banking services. Under this Directive, ABN AMRO Bank can offer banking services on the basis of a single banking license (“European passport”) through the establishment of a branch or cross-border in all the EU countries.
The Directive 2006/48 also consolidates the Capital Requirements Directive, which is the legal vehicle pursuant to which the Basel II framework has been implemented into EU Law. The new regime, has entered into force in stages, starting on 1 January 2007. The Capital Requirements Directive is based on a three pillars structure (minimum capital requirements, a supervisory review process and market discipline) with the aim of creating a better risk-sensitive regime than the former system.
The EU Institutions have adopted in March 2007 a review of this Directive with regard to the procedure which supervisory authorities need to follow when assessing proposed mergers and acquisitions (M&A). Clear procedural rules and evaluation criteria for the prudential assessment of acquisitions and increase in shareholdings are introduced. The text sets out clear assessment timeframe with deadlines (60 working days, with a maximum stop the clock mechanism of 20 working days) and provides for sound criteria against which supervisors are to assess proposed M&A transactions. The criteria are: (1) the reputation of the proposed acquirer; (2) the reputation of the future manager; (3) the financial soundness; (4) on-going compliance with relevant directives; and (5) the level of risk of money laundering and terrorist financing.
In the area of securities legislation, the Market Abuse Directive prohibits market manipulation and insider dealing in all securities admitted to trading on an EU regulated market. The Prospectus Directive regulates the process and the disclosure requirements for public offerings in and admissions to trading on an EU regulated market of securities, and allows European public offerings with one single prospectus. The Transparency Directive harmonises the transparency requirements for information about issuers whose securities are admitted to trading on an EU regulated market.
The other important piece of legislation in this area is the Markets in Financial Instruments Directive (MiFID), which has to be implemented by financial institutions as of 1 November 2007. It regulates, among other things, the cross-border provision of investment services and regulated markets and replaces the 1993 Investment Services Directive which established the single passport for investment firms. It streamlines supervision on the basis of home country control and enhances the transparency of markets. It harmonises conduct of business rules, including best execution, conflicts of interests and client order handling rules. The Directive abolishes the concentration rule, which leads towards a more competitive regime between order execution venues. It also imposes market transparency rules for investment firms, regulated markets and multi-lateral trading systems.
In the post-trading field, the European Commission has pushed the industry to agree on a clearing and settlement Code of Conduct, signed by the stock exchanges on November 2006. The Code aims at enhancing transparency and increasing competition in the post-trading sector.
Likewise, political initiatives in the area of retail financial services and payment services have been launched. Currently, the revised proposal for a Directive on Consumer Credit (latest proposal published in October 2005) is being discussed in the EU. The proposed Directive introduces consumer protection provisions and at the same time aims at the creation of a single market for consumer credit in the EU. A policy agreement on the proposed Directive was reached within the European Council on 21 May 2007. In December 2005, a Directive was proposed on a new legal framework for payment services, which will harmonise rules with regard to payments licensing, transparency conditions, information requirements and rights and obligations linked to the provision and use of payment services. The Payment Services Directive was adopted by the European Parliament on 24 April 2007.
In the area of asset management, the EU has enacted legislation on pension and investment products. On investment funds, there are two ‘UCITS Directives’, the first regulating the product (e.g., types of assets in which to invest) and the second one giving management companies a “European passport” to operate throughout the EU. The European Commission has adopted an implementing Directive (2007/16/EC) on criteria for assessing whether different types of financial instruments are eligible for inclusion in the UCITS funds. The Commission will come up with proposals for legislative amendments in autumn 2007 to make targeted changes to the current EU framework for investment funds. In the field of supplementary pensions (occupational schemes for employees and private individual schemes), a Directive has liberalised the market for supplementary pension schemes by allowing pension providers to operate on an EU-wide basis and establishing “prudent person principles” for asset allocation.
By December 2007, Member States will have to implement the third Money Laundering Directive into national law. The aim of the Directive is to transpose the Financial Action Task Force’s (FATF) forty recommendations. It follows a risk-based approach by which all measures aimed at preventing money laundering must be applied on a proportionate basis, depending on the type of customer, business and other considerations.
As of 1 January 2007, the Regulation which transposes the FATF Special Recommendation VII (SR VII) on “wire transfers” into EU legislation has come into force. It lays down rules on information on the payer accompanying transfers of funds, in order to allow basic information to be immediately available to the authorities responsible for combating money laundering and terrorist financing.
Applicable in stages as of September 2007, the Data Retention Directive will require electronic communications providers to store data on phone-calls, e-mails and Internet use for a period of between 6 and 24 months to help track down terrorism and organised crime.
In the field of Company Law and Corporate Governance, the two main guiding principles for EU legislative actions are to improve transparency and empower shareholders. Soft law instruments have been used to promote good corporate governance (e.g. corporate governance codes). To improve transparency in company accounts, the European Commission adopted recommendations on Directors’ Remuneration and the role of non-executive or supervisory directors with a view to improving the on-going disclosure requirements for listed companies. In order to restore credibility of financial reporting and to enhance protection against the type of scandals involving Parmalat and Ahold, the Directive on statutory audit (2006/43) designed to strengthen corporate governance and auditor responsibilities was adopted and should be implemented into national law by June 2008. It aims at reinforcing and harmonising the statutory audit function throughout the EU by setting out principles for public supervision in all Member States. It also introduces a requirement for external quality assurance and clarifies the duties of statutory auditors. In June 2006, the EU adopted a Directive (2006/46) which amends existing Accounting Directives to ensure collective board members responsibility and more disclosure on related-parties transactions, off-balance sheet vehicles and corporate governance. The Second Company Law Directive (2006/68) covering the formation, maintenance and alteration of capital was amended in September 2006 in order for public limited companies to take certain measures affecting the size, structure and ownership of their capital. Finally, the European Commission presented in January 2006 a proposal on the exercise of shareholders’ rights, which mainly seeks to abolish share blocking, improve the flow and transparency of information and remove all legal obstacles to electronic participation in general meetings. This new Directive on shareholders rights is expected to be adopted by the Council in the third quarter of 2007.
Regulation in the United States
ABN AMRO Group operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. ABN AMRO Bank N.V. is a bank holding company within the meaning of the US Bank Holding Company Act of 1956, which restricts its non-banking activities in the United States. However, ABN AMRO elected to become a financial holding company on 11 March 2000.
Regulation in the rest of the world
ABN AMRO Group’s operations elsewhere in the world are subject to regulation and control by local supervisory authorities, and its offices, branches and subsidiaries in such jurisdictions are subject to certain reserve, reporting and control and other requirements imposed by the relevant central banks and regulatory authorities.
For the regulation of Barclays Group following the Effective Date, see paragraph 5 of Part I (Information on the Combined Group).

6.	Acquisitions and Disposals
The principal investments effected by ABN AMRO in the three financial years preceding the date of this document are set out below.

•	On 2 January 2006, ABN AMRO acquired a controlling interest in Antonveneta in order to increase its mid-size footprint, and accelerate the existing partnership that gives access to the large Italian banking sector and the customer base of Antonveneta. The ABN AMRO Group paid €26.50 per share for Antonveneta, representing a total consideration of €7,499 million for 79.9 million shares of Antonveneta from Banca Popolare Italiana, which resulted in the ABN AMRO Group acquiring a controlling 55.8 per cent. share. Following purchases of shares in the open market, a public offering and the exercise of the ABN AMRO Group’s right under Italian law to acquire minority share holdings, ABN AMRO now owns 100 per cent. of the outstanding share capital of Antonveneta.
The principal disposals effected by ABN AMRO in the three financial years preceding the date of this document are set out below.
•     LaSalle

On 23 April 2007, ABN AMRO announced the sale of LaSalle to Bank of America. Further details can be found in paragraphs 10.2 and 19 of Part XII (Additional Information) of this document.
•     US Mortgages

On 1 March 2007, ABN AMRO disposed of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, to Citigroup. ABN AMRO Mortgage Group, Inc. had net assets of approximately $9 billion, of which approximately $3 billion were mortgage servicing rights associated with its $224 billion mortgage servicing portfolio. The decision to sell the business was part of the ABN AMRO Group’s strategy to streamline its activities and to align them around its mid-market commercial and consumer clients. The total net gain on the sale of ABN AMRO Mortgage Group, Inc. was €97 million.

•     Kereskedelmi és Hitelbank Rt

In May 2006, ABN AMRO completed the sale of its 40 per cent. participation in Kereskedelmi és Hitelbank Rt of Hungary for a consideration of €510 million to KBC Bank. The profit recognised on the sale included in other operating income was €208 million.
•     Bouwfonds non-mortgage

On 1 December 2006, ABN AMRO disposed of the property development and management activities of its Bouwfonds subsidiary. The Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding were sold to Rabobank for a cash consideration of €852 million and the Bouwfonds Property Finance activities were sold to SNS Bank for a cash consideration of €825 million. The total net gain on the sale of Bouwfonds amounted to €338 million.
•     LeasePlan Corporation

In November 2004, ABN AMRO sold LeasePlan Corporation of the Netherlands for a net profit of €844 million (under Dutch GAAP) to a consortium of investors led by Volkswagen Group.

7.	Current Trading, Trends and Prospects
In the first half of 2007 ABN AMRO delivered strong operating performance. The increase in profitability is the result of a significant improvement in the operating performance as delivered on the three key themes of growth, efficiency and the acceleration of the action plan. This performance is underpinned by the breadth and depth of its global banking businesses which provides an established platform for developing further growth. ABN AMRO operating profit before tax increased 4 per cent. to €2,098 million. Continuing earnings per share decreased 1 per cent. to €0.87 and the interim dividend will increase 5.5 per cent. to €0.58 per share.
The ABN AMRO unaudited interim consolidated financial statements for the six months ended and as at 30 June 2007 are set out in Part VIII A (Historical Information Relating to ABN AMRO) of this document.

8.	Directors and Senior Management
ABN AMRO and ABN AMRO Bank are public companies with limited liability incorporated under the laws of the Netherlands. Both companies have a two-tier system of corporate governance, consisting of a Supervisory Board and a Managing Board. The day-to-day management of the companies is vested with the Managing Board.
The memberships of the Supervisory Boards of ABN AMRO and ABN AMRO Bank are the same, as are the memberships of the Managing Boards of ABN AMRO and ABN AMRO Bank.
Supervisory Board
ABN AMRO’s Supervisory Board supervises the policy conducted by the Managing Board, as well as ABN AMRO’s general course of affairs and its business. In addition, it is charged with assisting and advising management. Certain powers are vested with the Supervisory Board, including the approval of certain resolutions by the Managing Board.
The Supervisory Board is independent from the Managing Board. Members of the Supervisory Board are appointed by the General Meeting of Shareholders. The Supervisory Board nominates one or more candidates for each vacant seat.
Supervisory Board members are appointed for a term of four years and may be re-appointed after that term. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment.

All current members of the Supervisory Board qualify as independent within the meaning of the Dutch Corporate Governance Code.
The Chairman and Vice-Chairman are appointed by the Supervisory Board from among its members. The Supervisory Board also appoints from its members the Audit Committee of at least four members, the Nomination & Compensation Committee of at least three members and the Compliance Oversight Committee of at least three members. The committee members are appointed until further notice.
The composition of the Supervisory Board and the supervisory board of ABN AMRO Bank as at the date of this document is as follows:

Board member	Principal Occupation(s)

Arthur Martinez, Chairman	Former Chairman and CEO, Sears, Roebuck and Co. Inc., Chicago
André Olijslager, Vice-Chairman	Former Chairman, Management Board of Royal Friesland Foods NV
David Baron de Rothschild	Senior partner Rothschild & Cie. Banque
Gert-Jan Kramer	Former Chairman of Fugro N.V.
Ana Maria Llopis Rivas	Founder and former CEO of Open Bank
Trude Maas-de Brouwer	Former President of Hay Vision Society
Marcus Pratini de Moraes	Former Minister of Agriculture, Lifestock and Food Supply for Brazil
Gerhard Randa	Executive Vice President of Magna International Inc.
Anthony Ruys	Former Chairman of Executive Board of Heineken N.V.
Paolo Scaroni	CEO, ENI S.p.A., Rome, Italy
Lord Sharman of Redlynch	Former Chairman of KPMG International, London, UK
Rob van den Bergh	Former Chairman of Executive Board & CEO of VNU N.V.
Managing Board
The members of the Managing Board collectively manage ABN AMRO and are responsible for its strategy, structure and performance. The members are appointed by a General Meeting of ABN AMRO Shareholders. The Supervisory Board is responsible for nominating candidates for each vacant seat.
The composition of the Managing Board and the managing board of ABN AMRO Bank as at the date of this document is as follows:

Board member	Principal Responsibilities as of 1 August 2007

Rijkman Groenink, Chairman	Chairman Managing Board; Group Corporate Development, Group Audit, Group Compliance & Legal, Group Human Resources
Wilco Jiskoot	BU Netherlands, BU Private Clients, BU Global Clients, BU Asset Management
Joost Kuiper	BU North America, Chairman Group Business Committee
Piero Overmars	BU Asia, BU Europe, BU Global Markets, Chairman Commercial Client Segment, Antonveneta
Ron Teerlink	BU Latin America, BU Transaction Banking, Services, Market Infrastructure, Chairman Consumer Client Segment
Huibert Boumeester	Chief Financial Officer, Group Finance, Group Risk Management, Investor Relations, Group Communications, Strategic Decision Support (SDS)

9.	Selected Financial Information
The financial statements of ABN AMRO Group for the financial years ended and as at 31 December 2006, 2005 and 2004, as filed with the SEC on Form 20-F in respect of the years ended 31 December 2006 and 2005, have been reproduced within this document.
The financial statements for the years ended 31 December 2006 and 2005 (including restated from Dutch GAAP to IFRS comparative figures for the year ended 31 December 2004) were prepared in accordance with IFRS and extracted without material adjustment. The audit reports for each of the financial years ended 31 December 2006 and 2005 (which included the 2004 comparative information) as included within the Form 20-F are unqualified.
The selected financial information for the financial years ended and as at 31 December 2006, 2005 and 2004, set out below has been extracted without material adjustment from the SEC Form 20-F for the years ended 31 December 2006 and 2005. The unaudited interim financial report of ABN AMRO Group for the six months ended 30 June 2007, as filed with the SEC as a current report on Form 6-K in respect of the period ended 30 June 2007, has also been reproduced within this document. The interim financial report was prepared in accordance with IFRS and extracted without material adjustment. The interim financial report has not been audited. The selected financial information for the six months ended 30 June 2007 and 30 June 2006 and as at 30 June 2007 has been extracted without material adjustment from the SEC as a current report on Form 6-K for the period ended 30 June 2007.

ABN AMRO GROUP FINANCIAL INFORMATION UNDER IFRS
ABN AMRO Group income statements for the years ending 31 December 2006, 31 December 2005 and 31 December 2004

	2006	2005	2004

	€m	€m	€m
Interest income	37,698	29,645	24,528
Interest expense	27,123	20,860	16,003

Net interest income	10,575	8,785	8,525

Fee and commission income	7,127	5,572	5,185
Fee and commission expense	1,065	881	700

Net fee and commission income	6,062	4,691	4,485

Net trading income	2,979	2,621	1,309
Results from financial transactions	1,087	1,281	905
Share of result in equity accounted investments	243	263	206
Other operating income	1,382	1,056	745
Income of consolidated private equity holdings	5,313	3,637	2,616

Operating income	27,641	22,334	18,791

Personnel expenses	8,641	7,225	7,550
General and administrative expenses	7,057	5,553	4,747
Depreciation and amortisation	1,331	1,004	1,218
Goods and materials of consolidated private equity holdings	3,684	2,519	1,665

Operating expenses	20,713	16,301	15,180

Loan impairment and other credit risk provisions	1,855	635	607

Total expenses	22,568	16,936	15,787

Operating profit before tax	5,073	5,398	3,004
Income tax expense	902	1,142	715

Profit from continuing operations	4,171	4,256	2,289

Profit from discontinued operations net of tax	609	187	1,651

Profit for the year	4,780	4,443	3,940

Attributable to:
Shareholders of the parent company	4,715	4,382	3,865
Minority interests	65	61	75

Earnings per share attributable to the shareholders of the parent company (in euros)
From continuing operations
Basic	2.18	2.33	1.34
Diluted	2.17	2.32	1.34
From continuing and discontinued operations
Basic	2.50	2.43	2.33
Diluted	2.49	2.42	2.33

ABN AMRO Group balance sheets as at 31 December 2006, 31 December 2005 and 31 December 2004

	2006	2005	2004

	€m	€m	€m
Assets
Cash and balances at central banks	12,317	16,657	17,896
Financial assets held for trading	205,736	202,055	167,035
Financial investments	125,381	123,774	102,948
Loans and receivables — banks	134,819	108,635	83,858
Loans and receivables — customers	443,255	380,248	320,022
Equity accounted investments	1,527	2,993	1,428
Property and equipment	6,270	8,110	7,173
Goodwill and other intangible assets	9,407	5,168	3,143
Assets of businesses held for sale	11,850	—	—
Accrued income and prepaid expenses	9,290	7,614	5,740
Other assets	27,212	25,550	18,211

Total assets	987,064	880,804	727,454

Liabilities
Financial liabilities held for trading	145,364	148,588	129,506
Due to banks	187,989	167,821	133,529
Due to customers	362,383	317,083	281,379
Issued debt securities	202,046	170,619	121,232
Provisions	7,850	6,411	6,933
Liabilities of businesses held for sale	3,707	—	—
Accrued expenses and deferred income	10,640	8,335	8,074
Other liabilities	21,977	18,723	13,562

Total liabilities (excluding subordinated liabilities)	941,956	837,580	694,215
Subordinated liabilities	19,213	19,072	16,687

Total liabilities	961,169	856,652	710,902

Equity
Share capital	1,085	1,069	954
Share premium	5,245	5,269	2,604
Treasury shares	(1,829)	(600)	(632)
Retained earnings	18,599	15,237	11,580
Net gains/(losses) not recognised in the income statement	497	1,246	309

Equity attributable to shareholders of the parent company	23,597	22,221	14,815
Equity attributable to minority interests	2,298	1,931	1,737

Total equity	25,895	24,152	16,552

Total equity and liabilities	987,064	880,804	727,454

Credit related contingent liabilities	51,279	46,021	46,465
Committed credit facilities	145,418	141,010	145,009

PART VI
PART A: CAPITAL RESOURCES — BARCLAYS GROUP

1.	Overview
The Barclays Group manages its capital resources to meet regulatory capital requirements. The FSA requires the Barclays Group to hold sufficient capital resources to meet minimum regulatory capital requirements. In addition, the Barclays Group manages its capital resources to maintain financial holding company status under the rules of the US Federal Reserve Bank, and also to ensure group entities that are subject to local capital adequacy regulation in individual countries, meet their minimum capital requirements.
In 2006, the Barclays Group continued to manage its capital resources, including accessing the capital markets, in order to exceed the minimum capital requirements of its regulators. As at December 2006, the Barclays Group Risk Asset Ratio was 11.7% and the Tier 1 Ratio was 7.7%.

2.	Capital and liquidity management
Barclays board risk committee has approved minimum control requirements for capital and liquidity risk management. The Treasurer has established risk control frameworks and a policy and assurance structure to ensure that capital and liquidity risks are managed in accordance with the requirements of the Board. Policies are set by the treasury committee which is chaired by the Group Finance Director.
Capital risk management
Minimum requirements under FSA rules are expressed as the ratio of capital resources to risk weighted assets (Risk Asset Ratio). Risk weighted assets are a function of risk weights applied to the Barclays Group assets using calculations developed by the Basel Committee for Banking Supervision. In anticipation of the Barclays Group implementation of the new Basel II standards on 1st January 2008, the Barclays Group will also manage its capital resources in accordance with the Basel II advanced approaches during 2007.
Regulatory guidelines define three ‘Tiers’ of capital resources. Tier 1 capital, comprising mainly shareholders’ funds and including Reserve Capital Instruments and Tier One Notes, is the highest tier and can be used to meet trading and banking activity requirements. Tier 2 includes perpetual, medium-term and long-term subordinated debt and collectively assessed impairment allowances. Tier 2 capital can also be used to support both trading and banking activities. Tier 3 capital also comprises short-term subordinated debt with a minimum original maturity of two years. The use of tier 3 capital is restricted to trading activities only and it is not eligible to support counterparty or settlement risk. The aggregate of Tiers 2 and 3 capital included in the risk asset ratio calculation may not exceed Tier 1 capital.
Liquidity risk management
This is the risk that the Barclays Group is unable to meet its obligations when they fall due and to replace funds when they are withdrawn, with consequent failure to repay depositors and fulfil commitments to lend. The risk that it will be unable to do so is inherent in all banking operations and can be impacted by a range of institution specific and market-wide events including, but not limited to, credit events, merger and acquisition activity, systemic shocks and natural disasters. Liquidity management within the Barclays Group has several strands:

•	Day to day funding, managed by monitoring expected cash flows to ensure that requirements can be met. This includes replenishment of funds as they mature or are borrowed by customers. The Barclays Group maintains an active presence in global money markets to enable that to happen.

•	Maintain a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flow.

•	Monitor, manage and control intraday liquidity in real time is recognised by the Barclays Group as a mission critical process: any failure to meet specific intraday commitments would have significant consequences.

•	Stress testing is undertaken to assess and plan for the impact of various scenarios which may put the Barclays Group liquidity at risk. The ability to raise funds is in part dependent on maintaining the

Bank’s credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in Barclays Group terms.

Liquidity risk measurement
Monitoring and reporting take the form of cash flow measurement and projections for the next day, week and month as these are key periods for liquidity management. This is based on principles agreed by the FSA.
In addition to cash flow management, treasury also monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.
Barclays Group treasury develops and implements stress tests on the Barclays Group projected cash flows. The output informs the Barclays Group contingency funding plan. This is maintained by treasury and is aligned with the Barclays Group and country business resumption plans to encompass decision-making authorities, internal and external communication and, in the event of a systems failure, the restoration of liquidity management and payment systems.
Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. Whilst the past year saw relatively stable markets, with no significant consequences for the Barclays Group liquidity, significant market events over recent years including corporate scandals contributed to a short-term flight to quality in financial markets from which Barclays benefited.
An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa, mainly current accounts and savings accounts. Although current accounts are repayable on demand and savings accounts at short notice, the Barclays Group broad base of customers — numerically and by depositor type — helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Barclays Group operations and liquidity needs.
To avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed. Important factors in assuring liquidity are competitive rates and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Barclays Group reputation, the strength of earnings and the Barclays Group financial position.

3.	Capitalisation and Indebtedness

The following tables show the unaudited indebtedness of Barclays Group as at 31 May 2007. The figures have been extracted from Barclays Group consolidated financial information as at 31 May 2007. The capitalisation of Barclays Group is shown as at 30 June 2007.

As at
31 May
1 Capitalisation and indebtedness	2007

£m
Total Current debt
Guaranteed	—
Secured	3,087
Unguaranteed/ Unsecured	789,247
Total Non-Current debt
Guaranteed	—
Secured	22,393
Unguaranteed/ Unsecured	36,346

As at
30 June
2007

£m
Shareholders’ equity
Called up share capital	1,637
Share premium account	5,859
Other reserves	271

Total	858,840

As at
31 May
2 Net Indebtedness	2007

£m
Cash	7,985
Cash Equivalents	85,361
Trading securities	40,117

Liquidity	133,463

Current Financial Receivable	438,226

Current Bank debt	125,332
Current portion of non current debt	1,478
Other current financial debt	665,525

Current Financial Debt	792,334

Net Current Financial Indebtedness	220,645

Non current Bank loans	32,251
Bonds Issued	17,322
Other non current loans	9,166

Non current Financial Indebtedness	58,739

Net Financial Indebtedness	279,384

As at
31 May
3 Indirect and contingent indebtedness	2007

£m
Acceptances and endorsements	247
Guarantees and assets pledged as collateral security	33,097
Other contingent liabilities	8,238

Total contingent liabilities	41,582

4.	Cash flow analysis
The following table shows the cash flow analysis of Barclays Group for the year ended 31 December 2006. The figures have been extracted from Barclays Group audited consolidated cash flow statement for the year ended 31 December 2006 without material adjustment.

	2006	2005	2004

	£m	£m	£m
Cash generated by operations	12,188	4,731	10,148
Tax paid	(2,141)	(1,082)	(690)

Net cash from operating activities	10,047	3,649	9,458

Net cash used in investing activities	(1,154)	(5,292)	(6,986)
Dividends paid	(2,215)	(1,894)	(1,425)
Proceeds of borrowings and issuance of debt securities	2,493	1,179	666
Repayments of borrowings and redemption of debt securities	(366)	(464)	(611)
Issue of shares and other equity instruments	179	135	60
Repurchase of shares and other equity instruments	—	—	(699)
Net purchase of treasury shares	(31)	(140)	(35)
Net issue of shares to minority interest	632	2,267	705

Net cash from/(used in) financing activities	692	1,083	(1,339)

Exchange (loss)/gain on foreign currency cash and cash equivalents	562	(237)	(470)

Net increase/(decrease) in cash and cash equivalents	10,147	(797)	663

Net cash from operating activities are primarily derived from the principal revenue generating activities of the Group, such as net interest income received and operating costs paid. Cash flow from operating activities includes the effects of deposits by customers and debt securities issued, and loans advances to customers.
Barclays uses the indirect method to present the cash flow statement and therefore the effects of non-cash items are removed to arrive at the cash flow from operations.
Net cash used in investing activities represents the extent to which expenditures have been made for resources intended to generate future income and cash flows, such as through the purchase of property, plant and equipment and the acquisition of subsidiaries and other investments.
Financing activities show the cash flows associated with the raising and repayment of finance and other flows associated with the financing of the Group’s operations, such as the cash proceeds of shares or debt issuances, and cash paid in dividends to equity shareholders.
Exchange gain or loss on foreign currency cash and cash equivalents shows the translation differences arising on the net foreign currency cash flows included in the cash flow statement, which are translated at the rates ruling on the dates of the transactions, and the rate ruling at the period end.
Cash and cash equivalents comprise cash and highly liquid investments with an immaterial risk of changes in value and a maturity of three months or less.
Cash and cash equivalents comprise cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of less than three months. Trading balances, repos and reverse repos are not considered to be part of cash equivalents.

5.	Capital commitments
At 31st December 2006 the commitments for capital expenditure under contract amounted to £9m (2005: £1m).

PART B: CAPITAL RESOURCES — COMBINED GROUP
Following completion, the enlarged entity would continue to manage its capital resources to meet regulatory capital requirements both of the lead regulator as well as to ensure group entities, that are subject to local capital adequacy regulation in individual countries, meet their minimum capital requirements.
Liquidity risk management will continue to address the management of day-to-day liquidity within specified parameters to ensure all liabilities can be met on a timely basis, and ensuring that in the event of either a firm-specific or general market event, the bank is able to generate sufficient liquidity to withstand a short term liquidity crisis.
Capital and funding markets will be accessed as and when appropriate to meet these requirements.
At the Board level minimum control requirements for capital and liquidity risk management will be updated for the combined group, and risk control frameworks and policy structure will ensure that capital and liquidity risks are managed in accordance with these requirements.
The specific capital and liquidity management policies and processes will be reviewed upon completion to ensure a consistent approach is taken across the whole group. Existing processes will continue to apply pending the outcome of such a review.

PART VII
FINANCIAL INFORMATION AND OPERATING AND FINANCIAL REVIEW RELATING TO BARCLAYS

1.	Financial Review

The selected historical financial information for the financial years ended and as at 31 December 2006, 2005 and 2004 discussed in this operating and financial review of the Barclays Group has been extracted without material adjustment from Barclays PLC audited annual report and accounts, as filed with the SEC on Form 20F in respect of the two years ended and as at 31 December 2006 and 2005, each prepared in accordance with IFRS (the latter including restated from UK GAAP to IFRS comparative figures for the year ended and as at 31 December 2004 under IFRS).
This operating and financial review should be read in conjunction with the Barclays Group audited consolidated income statements, consolidated balance sheets, consolidated statements of recognised income and expense, consolidated cash flow statements and accompanying notes to the financial statements as at and for the three years ended and as at 31 December 2006, 2005 and 2004 respectively, incorporated in this document by reference as further described in “Relevant Documentation”.
Investors should read the whole of this document and the documents incorporated herein by reference and should not just rely on the summary operating and financial information set out in this section.

2.	Cross reference list
The following list is intended to enable investors to identify easily specific items of information which have been incorporated by reference into this document.

2.1	Financial statements for the year ended 31 December 2005, which includes the restated from UK GAAP to IFRS comparative figures as at and for the year ended 31 December 2004 under IFRS, and the audit report thereon
The page numbers below refer to the relevant pages of the Annual Report and Accounts for the financial year ended 31 December 2005 filed on Form 20F:

•	Consolidated profit and loss account — page 131

•	Consolidated balance sheet — pages 132 and 133

•	Consolidated statement of recognised income and expense — page 134

•	Consolidated cash flow statement — page 135

•	Notes to the financial statements (including changes in equity) — pages 138 to 267

•	Auditors’ report — page 117

•	Accounting policies — pages 118 to 129

2.2	Financial statements for the year ended 31 December 2006 and the audit report thereon
The page numbers below refer to the relevant pages of the Annual Report and Accounts for the financial year ended 31 December 2006 filed on Form 20F:

•	Treasury policies and borrowing requirements — pages 77, 85 and note 56 on page 239

•	Consolidated income statement — page 158

•	Consolidated balance sheet — page 159

•	Consolidated statement of recognised income and expense — page 160

•	Consolidated cash flow statement — page 161

•	Notes to the financial statements (including changes in equity) — pages 164 to 270

•	Auditors’ report — pages 145 and 146

•	Accounting policies — pages 147 to 156

2.3	Interim results for the six months ended 30 June 2007
The page numbers below refer to the relevant pages of the unaudited interim financial statements as filed with the FSA for the six months as at and for the period ended 30 June 2007;

•	Pages 1 to 12

3.	Selected historical financial information

BARCLAYS GROUP FINANCIAL INFORMATION UNDER IFRS

Consolidated income statements for the years ending 31 December 2006, 31 December 2005 and 31 December 2004

	2006	2005	2004(a)

	£m	£m	£m
Continuing operations
Interest income	21,805	17,232	13,880
Interest expense	(12,662)	(9,157)	(7,047)

Net interest income	9,143	8,075	6,833

Fee and commission income	8,005	6,430	5,509
Fee and commission expense	(828)	(725)	(662)

Net fee and commission income	7,177	5,705	4,847

Net trading income	3,614	2,321	1,487
Net investment income	962	858	1,027

Principal transactions	4,576	3,179	2,514

Net premiums from insurance contracts	1,060	872	1,042
Other income	214	147	131

Total income	22,170	17,978	15,367
Net claims and benefits incurred on insurance contracts	(575)	(645)	(1,259)

Total income net of insurance claims	21,595	17,333	14,108
Impairment charges	(2,154)	(1,571)	(1,093)

Net income	19,441	15,762	13,015

Staff costs	(8,169)	(6,318)	(5,227)
Administration and general expenses	(3,914)	(3,768)	(2,990)
Depreciation of property, plant and equipment	(455)	(362)	(297)
Amortisation of intangible assets	(136)	(79)	(22)

Operating expenses	(12,674)	(10,527)	(8,536)

Share of post-tax results of associates and joint ventures	46	45	56
Profit on disposal of subsidiaries, associates and joint ventures	323	—	45

Profit before tax	7,136	5,280	4,580
Tax	(1,941)	(1,439)	(1,279)

Profit after tax	5,195	3,841	3,301

Profit attributable to minority interests	624	394	47
Profit attributable to equity holders of the parent	4,571	3,447	3,254

	5,195	3,841	3,301

	p	p	p
Earnings per share
Basic earnings per share	71.9	54.4	51.0
Diluted earnings per share	69.8	52.6	49.8
Interim dividend per ordinary share	10.50	9.20	8.25
Proposed final dividend per ordinary share	20.50	17.40	15.75

	£m	£m	£m
Interim dividend	666	582	528
Proposed final dividend	1,307	1,105	1,001

Note
(a)  Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which Barclays adopted from 1st January 2005

Consolidated balance sheets as at 31 December 2006, 31 December 2005 and 31 December 2004

	As at 31st December

	2006	2005	2004(a)

	£m	£m	£m
Assets
Cash and balances at central banks	7,345	3,906	1,753
Items in the course of collection from other banks	2,408	1,901	1,772
Treasury bills and other eligible bills	n/a	n/a	6,658
Trading portfolio assets	177,867	155,723	n/a
Financial assets designated at fair value:
- held on own account	31,799	12,904	n/a
- held in respect of linked liabilities to customers under investment contracts	82,798	83,193	n/a
Derivative financial instruments	138,353	136,823	n/a
Loans and advances to banks	30,926	31,105	80,632
Loans and advances to customers	282,300	268,896	262,409
Debt securities	n/a	n/a	130,311
Equity shares	n/a	n/a	11,399
Available for sale financial investments	51,703	53,497	n/a
Reverse repurchase agreements and cash collateral on securities borrowed	174,090	160,398	n/a
Other assets	5,850	4,734	34,491
Current tax assets	557	n/a	n/a
Investments in associates and joint ventures	228	546	429
Goodwill	6,092	6,022	4,518
Intangible assets	1,215	1,269	139
Property, plant and equipment	2,492	2,754	2,282
Deferred tax assets	764	686	1,388

Total assets	996,787	924,357	538,181

Liabilities
Deposits from banks	79,562	75,127	111,024
Items in the course of collection due to other banks	2,221	2,341	1,205
Customer accounts	256,754	238,684	217,492
Trading portfolio liabilities	71,874	71,564	n/a
Financial liabilities designated at fair value	53,987	33,385	n/a
Liabilities to customers under investment contracts	84,637	85,201	n/a
Derivative financial instruments	140,697	137,971	n/a
Debt securities in issue	111,137	103,328	83,842
Repurchase agreements and cash collateral on securities lent	136,956	121,178	n/a
Other liabilities	10,337	11,131	82,936
Current tax liabilities	1,020	747	621
Insurance contract liabilities, including unit-linked liabilities	3,878	3,767	8,377
Subordinated liabilities	13,786	12,463	12,277
Deferred tax liabilities	282	700	1,362
Provisions	462	517	416
Retirement benefit liabilities	1,807	1,823	1,865

Total liabilities	969,397	899,927	521,417

Shareholders’ equity
Called up share capital	1,634	1,623	1,614
Share premium account	5,818	5,650	5,524
Other reserves	390	1,377	868
Retained earnings	12,169	8,957	7,983
Less: treasury shares	(212)	(181)	(119)

Shareholders’ equity excluding minority interests	19,799	17,426	15,870
Minority interests	7,591	7,004	894

Total shareholders’ equity	27,390	24,430	16,764

Total liabilities and shareholders’ equity	996,787	924,357	538,181

(a)	Does not reflect the application of IAS 32, IAS 39 and IFRS 4 which Barclays adopted from 1st January 2005.

4.	Factors affecting results of operations

Adoption of IFRS
The Barclays Group adopted the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) as adopted by the European Union for the first time for the purpose of preparing financial statements for the year ended 31st December 2005. Whilst the change in accounting standards had no impact on the underlying economics or risk of the business, the 2004 results were different from the Barclays Group previously provided 2004 results under UK GAAP.
Additionally, International Financial Reporting Standard 1 included specific transitional provisions for International Accounting Standard 32, ‘Financial Instruments, Disclosure and Presentation’, International Accounting Standard 39, ‘Financial Instruments — Recognition and Measurement’ and International Financial Reporting Standard 4, ‘Insurance Contracts’. The Barclays Group adopted these provisions and therefore did not apply these standards to the 2004 comparatives. The impact of these standards was reflected through further adjustments to shareholders’ equity as at 1st January 2005. In the 2004 comparatives in the 2005 annual report, financial instruments and insurance contracts were included using the measurement bases and the disclosure requirements of UK GAAP relating to financial instruments and insurance contracts. Consequently, the comparatives are significantly different from the numbers reported in 2005.
Acquisition of a majority stake in Absa
In 2005 Barclays acquired a majority stake in Absa with consolidation commencing from 27 July 2005.
Profit on disposal of subsidiaries, associates and joint ventures
On 22 December 2006 the Barclays Group disposed of its investment in FirstCaribbean International Bank, its former principal associate, for cash consideration, net of transaction costs of £583m, which, after deducting the Barclays Group share of its net assets on the date of disposal, resulted in a profit of £247m. Other disposals in 2006 resulted in a profit of £76m (2005: £nil, 2004: £45m)

5.	Review of historical results of operations

Presentation of results
This review of the results of operations is based on a comparison of (i) the results of operations for the year ended 31 December 2006 as against 2005 and (ii) the results of operations for the year ended 31 December 2005 as against 2004. The 2005 to 2004 comparison utilises for the latter year figures produced on an IFRS basis and included as comparatives in the 2005 Annual Report. As noted in point 3 above, the 2004 IFRS figures do not reflect the impact of IAS 32, IAS 39 and IFRS 4 which became effective from 1 January 2005.
Results of operations for 2005 and 2006
Profit before tax increased 35% to £7,136m (2005: £5,280m). Earnings per share rose 32% to 71.9p (2005: 54.4p). Profit excluding business disposals of £323m (2005: £nil) increased 29% to £6,813m (2005: £5,280m), and earnings per share increased 23% to 66.8p (2005: 54.4p). The total dividend payout of 31.0p, represented a rise of 17% over the total dividend payout of 26.6p in 2005.
Total income net of insurance claims grew 25% to £21,595m (2005: £17,333m), well ahead of expense growth of 20%.The growth was broadly based by business and geography, reflecting momentum in each business. All businesses made significant contributions, with especially strong performances from Barclays Capital, UK Banking and Barclays Global Investors, and a substantial contribution to income from Absa in its first full year of ownership. Excluding Absa, Barclays Group income grew 18%, compared with expense growth of 13%. The mix of income and profit continued to evolve with approximately half of the Barclays Group profits coming from outside the UK, up from about 30% in 2003.
The primary elements of total income in both 2006 and 2005 were net interest income, net fee and commission income and principal transactions.
Barclays Group net interest income increased 13% (£1,068m) to £9,143m (2005: £8,075m). The inclusion of Absa contributed net interest income of £1,138m (2005: £516m). Barclays Group net interest income excluding Absa grew 6%.

Net fee and commission income increased 26% (£1,472m) to £7,177m (2005: £5,705m). The inclusion of Absa contributed net fee and commission income of £850m (2005: £334m). Barclays Group net fee and commission income excluding Absa grew 18%, reflecting growth across all businesses.
Principal transactions consist of net trading income and net investment income with most of the former being generated in Barclays Capital.
Net trading income increased 56% (£1,293m) to £3,614m (2005: £2,321m) due to excellent performances in Barclays Capital Rates and Credit businesses, in particular in commodities, fixed income, equities, credit derivatives and emerging markets. This was driven by higher volumes of client — led activity and favourable market conditions. The inclusion of Absa contributed net trading income of £60m (2005: £9m). Barclays Group net trading income excluding Absa grew 54%.
Net investment income increased 12% (£104m) to £962m (2005: £858m). The inclusion of Absa contributed net investment income of £144m (2005: £62m). Barclays Group net investment income excluding Absa increased 3%. Within net investment income the cumulative gain from disposal of available for sale assets increased 156% (£187m) to £307m (2005: £120m) driven by investment realisations, primarily in Private Equity.
Operating expenses increased 20% to £12,674m (2005: £10,527m). The Barclays Group cost: income ratio improved two percentage points to 59% as the Barclays Group continued to target top quartile productivity for all businesses, resulting in the 2006 ratio improving or remaining flat in all businesses. The primary elements of operating expenses in 2006 and 2005 were staff costs and administrative expenses.
Staff costs increased 29% (£1,851m) to £8,169m (2005: £6,318m). The inclusion of Absa contributed staff costs of £694m (2005: £296m). Barclays Group staff costs excluding Absa rose 24%. Salaries and accrued incentive payments rose 32% (£1,599m) to £6,635m (2005: £5,036m), principally due to increased performance related payments and the full year inclusion of Absa. The inclusion of Absa contributed salaries and incentive payments of £615m (2005: £276m). Barclays Group salaries and accrued incentive payments excluding Absa rose 26%. Administrative expenses increased 16% (£537m) to £3,980m (2005: £3,443m). The inclusion of Absa contributed administrative expenses of £579m (2005: £257m). Barclays Group administrative expenses excluding Absa grew 7% principally as a result of higher business activity in UK Banking and Barclays Capital.
In 2006 operating expenses included gains on the sale of properties of £432m as the Barclays Group took advantage of historically low yields on property to realize gains on some of its freehold properties. These gains were partly offset by accelerated incremental investment expenditure of approximately £280m.
Impairment charges rose 37% to £2,154m (2005: £1,571m). Excluding Absa, impairment charges on loans and advances increased 26%. The increase was mostly attributable to the challenging credit environment in UK unsecured retail lending, which was partly due to the continued rise in the level of personal insolvencies. In the second half of 2006, as a result of a number of management actions, flows into delinquency decreased and arrears balances declined across the UK cards and unsecured loans portfolios. Barclays Group therefore believe that it passed the worst in Barclaycard UK impairment in the second half of 2006. UK mortgage impairment charges remained negligible, and the wholesale and larger corporate sectors continued to be stable with a low level of defaults.
In 2006 a profit on disposal of subsidiaries, associates and joint ventures of £323m was recorded which included £247m profit on disposal of FirstCaribbean International Bank and £76m from the sale of interests in vehicle leasing and vendor finance businesses. There were no such disposals in 2005.
The Directors recommended final dividends in respect of 2006 of 20.5p (2005: 17.4p) per ordinary share of 25p each and 10p (2005: 10p) per staff share of £1 each, amounting to a total of £1,307m (2005: £1,105m). The financial statements to 31st December 2006 include the 2005 final dividend of £1,105m.
Results of operations for 2005 and 2004
Profit before tax increased 15% to £5,280m (2004: £4,580m). Earnings per share rose 7% to 54.4p (2004: 51.0p). Profit excluding business disposals of £nil (2004: £45m) increased 16% to £5,280m (2004: £4,535m). The total dividend payout of 26.6p, represented a rise of 11% over the total dividend payout of 24.0p in 2004.

Total income net of insurance claims rose 23% in 2005 to £17,333m (2004: £14,108m) an increase which was broadly spread across the Barclays Group with most businesses reporting double digit income growth and UK Retail Banking returning to modest top line growth.
The primary elements of total income in both 2005 and 2004 were net interest income, net fee and commission income and principal transactions.
Barclays Group net interest income increased 18% to £8,075m (2004: £6,833m). The inclusion of Absa added net interest income of £516m in the second half of 2005. Barclays Group net interest income excluding Absa grew 11% reflecting growth in average balances across all businesses. Growth in net interest income was strongest in UK Banking, particularly reflecting the growth in UK Business Banking average lending and deposit balances. Net interest income also improved in Barclaycard and International Retail and Commercial Banking as a result of strong growth in balances.
Net fee and commission income increased 18% to £5,705m (2004: £4,847m) reflecting good growth across all businesses. The inclusion of Absa increased net fee and commission income by £334m in the second half of 2005. Barclays Group net fee and commission income excluding Absa grew 11%. Excluding the application of IAS 32 and IAS 39 net fee and commission income increased 20%.
Principal transactions consist of net trading income and net investment income with most of the former being generated in Barclays Capital.
Net trading income increased 56% to £2,321m (2004: £1,487m) due to strong performances across Barclays Capital Rates and Credit businesses, in particular from commodities, foreign exchange, fixed income and credit derivatives. This was driven by the continued return on prior-year investments and higher volumes of client-led activity across a broad range of products and geographical regions. Barclays Group net trading income excluding £9m of Absa income, grew 55%.
Net investment income decreased 16% to £858m (2004: £1,027m). The inclusion of Absa increased net investment income by £62m in the second half of 2005. Barclays Group net investment income excluding Absa decreased 22%.
Operating expenses grew in line with income, reflecting significant investment directed to the global businesses, higher performance related expenses, the expansion of International Retail and Commercial Banking and head office relocation. Excluding the first time contribution of Absa, income and operating expenses increased 15%. The Barclays Group cost: income ratio remained steady at 61%. This reflected improved productivity in UK Banking, Barclays Global Investors and Wealth Management; and a stable performance by International Retail and Commercial Banking, offset by an increase in non-recurring operating expenses in Head office and other functions. The primary elements of operating expenses in 2005 and 2004 were staff costs and administrative expenses
Staff costs increased 21% to £6,318m (2004: £5,227m). The inclusion of Absa added staff costs of £296m during the second half of the year. Excluding the impact of Absa, staff costs increased 15%.
Administrative expenses increased 24% to £3,443m (2004: £2,766m). The inclusion of Absa added administrative expenses of £257m in the second half of 2005. Barclays Group administrative expenses excluding Absa grew 15% principally as a result of higher business activity in Barclays Capital and Barclays Global investors and the inclusion of Barclaycard US for the full year. There was a strong focus on cost control across the business, with particularly good results in UK Retail Banking. Administrative expenses included non-recurring costs relating to the write-down of capitalized IT related assets held centrally of £60m (2004: £nil) and an increase in operating lease rentals of 47% to £316m (2004: £215m). Operating lease rentals primarily increased as a result of double occupancy costs associated with the head office relocation to Canary Wharf and the inclusion of Absa.
Impairment charges increased 44% to £1,571m (2004: £1,093m). This reflected some large one-off releases and recoveries in 2004, the impact of acquisitions in 2005 and changes in methodology. Excluding these factors, the rate of growth in impairment charges was 24%, driven by a continued increase in arrears balances and lower rates of recovery from customers in UK credit cards. Impairment charges rose at a slower rate in unsecured loans and were minimal in UK mortgages. Wholesale and corporate credit conditions were stable.
The Directors recommended final dividends in respect of 2005 of 17.4p (2004: 15.75p) per ordinary share of 25p each and 10p (2004: 10p) per staff share of £1 each, amounting to a total of £1,105m

(2004: £1,001m). The financial statements to 31 December 2005 include the 2004 final dividend of £1,001m.

6.	Critical accounting estimates
The Barclays Group accounting policies are set out on pages 151 to 160 of the 2006 Annual Report and are incorporated into this document by reference. Certain of these policies, as well as estimates made by management, are considered to be important to an understanding of the Barclays Group financial condition since they require management to make difficult, complex or subjective judgements and estimates, some of which may relate to matters that are inherently uncertain. The following accounting policies include estimates which are particularly sensitive in terms of judgements and the extent to which estimates are used. Other accounting policies involve significant amounts of judgements and estimates, but the total amounts involved are not significant to the financial statements. Management has discussed the accounting policies and critical accounting estimates with the Board Accounts Committee.
Fair value of financial instruments
Some of Barclays Bank’s financial instruments are carried at fair value through profit or loss, including derivatives held for trading or risk management purposes. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Financial instruments entered into as trading transactions, together with any associated hedging, are measured at fair value and the resultant profits and losses are included in net trading income, along with interest and dividends arising from long and short positions and funding costs relating to trading activities. Assets and liabilities resulting from gains and losses on financial instruments held for trading are reported gross in trading portfolio assets and liabilities or derivative financial instruments, reduced by the effects of netting agreements where there is an intention to settle net with counterparties.
Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial markets pricing models, the methodology is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, profits or losses are recognised upon initial recognition only when such profits can be measured solely by reference to observable current market transactions or valuation techniques based solely on observable market inputs.
The calculation of fair value for any financial instrument may also require adjustment of the quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used), or to reflect hedging costs not captured in pricing models (to the extent they would be taken into account by a market participant in determining a price). The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics. These estimates are calibrated against industry standards, economic models and observed transaction prices.
The effect of changing these assumptions for those financial instruments for which the fair values were measured using valuation techniques that are determined in full or in part on assumptions that are not supported by observable market prices to a range of reasonably possible alternative assumptions, would be to provide a range of higher or lower values than the fair values recognised in the financial statements.
Allowances for loan impairment
Allowances for loan impairment represent management’s estimate of the losses incurred in the loan portfolios as at the balance sheet date. Changes to the allowances for loan impairment and changes to the provisions for undrawn contractually committed facilities and guarantees provided are reported in the consolidated income statement as part of the impairment charge.
Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. The models are updated from time to time. However, experience suggests that the models are reliable and stable, stemming from the very large numbers of accounts from which the model building information is drawn. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable.
For larger accounts, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects for the customer, the realisable value of collateral, the Barclays Group position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in this process. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken, case by case. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge.
Goodwill
Management have to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the impairment review process requires the identification of independent operating units, by dividing the Barclays Group business into as many largely independent income streams as is reasonably practicable. The goodwill is then allocated to these independent operating units. The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from acquisitions. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganisation. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. If the fair value of an operating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). In the absence of readily available market price data this calculation is based upon discounting expected pre-tax cash flows at a risk adjusted interest rate appropriate to the operating unit, the determination of both of which requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding the long-term sustainable cash flows. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect management’s view of future performance.
The most significant amounts of goodwill relate to the Absa and Woolwich acquisitions.
Intangible assets
Intangible assets that derive their value from contractual customer relationships or that can be separated and sold and have a finite useful life are amortised over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of circumstances, and judgement by the Barclays Group management. At each balance sheet date, or more frequently when events or changes in circumstances dictate, intangible assets are assessed for indications of impairment. If indications are present, these assets are subject to an impairment review. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount: the higher of the assets’ or the cash-generating unit’s net selling price and its value in use. Net selling price is calculated by reference to the amount at which the asset could be disposed of in a binding sale agreement in an arms-length transaction evidenced by an active market or recent transactions for similar assets. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The most significant amounts of intangible assets relate to the Absa acquisition.

Retirement benefit obligations
The Barclays Group provides pension plans for employees in most parts of the world. Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. For defined benefit schemes, actuarial valuation of each of the scheme’s obligations using the projected unit credit method and the fair valuation of each of the scheme’s assets are performed annually in accordance with the requirements of IAS 19.
The actuarial valuation is dependent upon a series of assumptions, the key ones being interest rates, mortality, investment returns and expense inflation. Mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Barclays Group own experience. The returns on fixed interest investments are set to market yields at the valuation date (less an allowance for risk) to ensure consistency with the asset valuation. The returns on UK and overseas equities are set relative to fixed interest returns by considering the long-term expected equity risk premium. The expense inflation assumption reflects long-term expectations of both earnings and retail price inflation.
The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognised actuarial gains or losses and past service cost, is recognised as a liability in the balance sheet. An asset arising, for example, as a result of past over-funding or the performance of the plan investments, is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions. To the extent that any unrecognised gains or losses at the start of the measurement year in relation to any individual defined benefit scheme exceed 10% of the greater of the fair value of the scheme assets and the defined benefit obligation for that scheme, a proportion of the excess is recognised in the income statement.

7.	Financial risk management
The main sources of financial risk that the Barclays Group faces are those arising from financial instruments — credit risk, market risk, liquidity risk and insurance risk. The Barclays Group devotes considerable resources to maintaining effective controls to manage, measure and mitigate each of these risks and regularly reviews its risk management procedures and systems to ensure that these are the best available.
Financial instruments are fundamental to the Barclays Group business and constitute the core element of its operations. The risks associated with financial instruments are a significant component of the risks faced by the Barclays Group. Financial instruments create, modify or reduce the liquidity, credit and market risks of the Barclays Group balance sheet. These risks and the Barclays Group policies and objectives for managing such risks are outlined below.
Credit risk management
Credit risk is the risk of suffering financial loss from any of the Barclays Group customers, clients or market counterparties failing to fulfil their contractual obligations to the Barclays Group. Credit risk mainly arises from loans and advances, but may also arise where the downgrading of an entity’s credit rating causes the fair value of the Barclays Group investment in that entity’s financial instruments to fall.
Credit risk is the Barclays Group most significant risk and it deploys considerable resources to controlling it.
Each business has an embedded risk management team reporting to a business risk director who reports to the group risk director, who leads the group risk function, including credit, which is charged with devising and implementing group risk policy, such as ensuring:

•	maximum exposure guidelines are in place relating to the exposures to any individual customer or counterparty;

•	country risk policy specifies risk appetite by country and avoids excessive concentrations of credit in individual countries; and

•	policies are in place that limit lending to certain industries, for example, commercial real estate.
A credit committee of Directors and experienced senior managers formulates overall group credit policy and resolves all significant credit policy issues.

Credit risk measurement
The Barclays Group credit rating systems use statistical modelling techniques throughout its business which assist the Barclays Group in front line credit decisions, such as managing its existing portfolios and making new commitments. The Barclays Group assesses the credit quality and assigns an internal risk rating to all borrowers and other counterparties, including retail customers.
Each internal rating corresponds to the statistical probability of a customer in that rating class defaulting within the next 12-month period. The probability of default, the exposure at default and the loss given default are calculated for all loan portfolios. This allows the Barclays Group to monitor its exposures, enabling it to derive measures such as risk tendency. Risk tendency is a statistical estimate of the average loss for each loan portfolio for a 12-month period, taking into account the size of the portfolio and its risk characteristics under current economic conditions, and is used to track the change in risk as the portfolio of loans changes over time. The Barclays Group monitors its financial exposure to individual counterparties, to industries and countries to ensure that no undue concentrations of credit arise.
Credit risk mitigation
The Barclays Group uses a wide variety of techniques to reduce credit risk on its lending. The most basic of these is performing an assessment of the ability of a borrower to service the proposed level of borrowing without distress. In addition, the Barclays Group commonly obtains security for the funds advanced, such as in the case of a retail or commercial mortgage, a reverse repurchase agreement, or a commercial loan with a floating charge over book debts and inventories. The Barclays Group also uses various forms of specialised legal agreements to reduce risk, including netting agreements which permit it to offset positive and negative balances with customers in certain circumstances to minimise the exposure at default, financial guarantees, and the use of covenants in commercial lending agreements. Other techniques include the use of credit derivatives and other forms of credit collateral. In addition, the Barclays Group actively manages its exposures to clients, countries and industries through diversification, minimising individual concentrations.
Market Risk Management
Market risk is the risk that Barclays earnings or capital, or its ability to meet business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.
The main market risks arise from trading activities. Barclays is also exposed to non-trading market risks to asset and liability management and to its pension fund.
To facilitate the management, control, measurement and reporting of market risk, Barclays has grouped market risk into three broad categories:

•	Trading market risk. These risks arise in trading transactions where Barclays acts as principal with clients or with the market. Barclays policy is that market risks arising from trading activities are concentrated in Barclays Capital.

•	Asset and liability risk. These risks arise from banking activities, including those incurred on non-trading positions such as customer assets and liabilities and capital balances.

•	Other market risks. Barclays also incurs market risks that are assessed under a slightly different framework. The principal risks of this type are defined benefit pension scheme risk and asset management structural market risk.
The Barclays Board approves the market risk appetite for all types of market risk. The market risk director is responsible for the market risk control framework and, under delegated authority from the risk director, sets a limit framework within the context of the approved market risk appetite. A daily market risk report summarises Barclays market risk exposures against agreed limits. This daily report is sent to the risk director, the market risk director, the Finance Director and the appropriate business risk directors.
In Barclays Capital, the head of market risk is responsible for implementing the market risk control framework. Day to day responsibility for market risk lies with the senior management of Barclays Capital, supported by the market risk management team that operates independently of the trading areas. Daily market risk reports are produced for the main Barclays Capital business areas covering the six main types of trading market risk: interest rate, inflation, credit spread, commodity, equity and foreign exchange. A more detailed trading market risk presentation is produced fortnightly and discussed at Barclays Capital’s Traded Products Risk Review meeting. The attendees at this meeting include the senior managers from Barclays Capital and the central market risk team.
Market risk measurement
The measurement techniques used to measure and control market risk include:

•	Daily Value at Risk;

•	Stress Tests; and

•	Annual Earnings at Risk.
Daily Value at Risk (DVaR)
DVaR is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every 100 business days.
Stress Tests
Stress tests provide an indication of the potential size of losses that could arise in extreme conditions. The stress tests carried out by Barclays Capital include risk factor stress testing, where stress movements are applied to each of the six risk categories namely interest rate, inflation, credit spread, commodity, equity and foreign exchange rate; emerging market stress testing where emerging market portfolios are subject to stress movements; and ad hoc stress testing, which includes applying stress scenarios to the trading risk book.
If potential stressed losses exceed the trigger limit, the positions captured by the stress test are reviewed and discussed by Barclays Capital Market Risk and the respective senior management.
Outside Barclays Capital, stress testing is carried out by the business centres and is reviewed by the senior management and business-level asset and liability committees. The stress testing is tailored to the business and is typically scenario analysis and historical stress movements applied to respective portfolios.
Annual Earnings at Risk (AEaR)
AEaR measures the sensitivity of annual earnings to shocks in market rates at the 99th percentile for change over a one-year period. This shock is consistent with the standardised interest rate shock recommended by the Basel II framework for assessing banking book interest rate risk.
AEaR is used to measure structural interest rate market risk and structural asset management risk.
Trading Market Risk
Barclays Group policy is to concentrate trading activities in Barclays Capital. This includes transactions where Barclays Capital acts as principal with clients or with the market. For maximum efficiency, client and market activities are managed together.
In anticipation of future customer demand, Barclays maintains access to market liquidity by quoting bid and offer prices with other market makers and carries an inventory of capital market and treasury instruments, including a broad range of cash, securities and derivatives. Trading positions and any offsetting hedges are established as appropriate to accommodate customer or Barclays requirements.
Asset and Liability Market Risk
Interest rate exposures arise from mismatches of fixed rate assets and liabilities in UK banking operations and are passed to treasury where these positions are aggregated and the net position passed to the market via Barclays Capital. Due mainly to timing considerations, market risk can arise when some of the net position stays with treasury. Similarly, market risk can arise due to the impact of interest rates on customer behaviour. The latter risk is managed and measured by the retail market risk team using behavioural models. The positions are converted into wholesale swap or option exposures, passed to Treasury and managed by the process outlined above.
Structural interest rate risk arises from the variability of income from non-interest bearing products, managed variable rate products and the Barclays Group equity. Structural foreign currency risk results from holding non-Sterling investments in subsidiaries, branches, associates or joint ventures. These structural risks are managed by Treasury.
Interest rate exposures, structural interest rate risk and other market risks may be managed through the use of derivatives. Where this is the case, hedge accounting is obtained where possible so that the benefits of Risk management are reflected in the financial statements.
Liquidity Risk Management
Liquidity risk is the risk that the Barclays Group is unable to meet its payment obligations when they fall due or to replace funds when they are withdrawn.
The Barclays Group has several core liquidity management strategies. The first is to project future cash flows and make plans to address normal operating requirements, as well as variable scenarios and contingencies. The second is to manage day to day funding, by controlling intraday liquidity in real time and by forecasting future cash flows to ensure that requirements can be met. The third is maintaining a diverse and stable funding base.
Finally, the Barclays Group maintains a portfolio of highly marketable assets that can easily be liquidated as protection against any unforeseen interruption to cash flows.
The Barclays Group funding base comprises a mixture of different funding sources, including retail and corporate customer deposits, and short- and long-term debt issuances. Although current accounts are repayable on demand and savings accounts at short notice, the Barclays Group broad base of customers  — numerically and by depositor type — helps to protect against unexpected fluctuations. Such accounts form a stable funding base for the Barclays Group operations and liquidity needs. Important factors in assuring liquidity are competitive rates and the maintenance of depositors’ confidence. Such confidence is based on a number of factors including the Barclays Group reputation, the strength of earnings and the Barclays Group financial position.
The ability to raise funds is in part dependent on maintaining the Barclays Group credit rating. The funding impact of a credit downgrade is regularly estimated. Whilst the impact of a single downgrade may affect the price at which funding is available, the effect on liquidity is not considered material in group terms.
Liquidity Risk Measurement
Based on principles agreed by the FSA, monitoring and reporting of liquidity risk involves the measurement of cash flows and projections for the next day, week and month.
In addition to cash flow management, treasury also monitors unmatched medium-term assets and the level and type of undrawn lending commitments, the usage of overdraft facilities and the impact of contingent liabilities such as standby letters of credit and guarantees.
Treasury develops and implements the process for submitting the Barclays Group projected cash flows to stress scenarios. The output of stress testing informs the Barclays Group contingency funding plan. This is maintained by Treasury and is aligned with the Barclays Group and country business resumption plans to encompass decision-making authorities, internal and external communication and, in the event of a systems failure, the restoration of liquidity management and payment systems.
Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, provider, product and term. An important source of structural liquidity is provided by our core retail deposits in the UK, Europe and Africa, comprising mainly current accounts and savings accounts. To avoid reliance on a particular group of customers or market sectors, the distribution of sources and the maturity profile of deposits are also carefully managed.
Insurance Risk Management
Insurance risk is the risk that the Barclays Group will have to make higher than anticipated payments to settle claims arising from its long-term and short-term insurance businesses.

Long-term insurance business
For long-term insurance contracts where death is the insured risk, the most significant factors that could detrimentally affect the frequency and severity of claims are the incidence of disease, such as AIDS, or general changes in lifestyle, such as in eating, exercise and smoking. Where survival is the insured risk, advances in medical care and social conditions are the key factors that increase longevity.
The Barclays Group manages its exposure to risk by operating in part as a unit-linked business, prudent product design, applying strict underwriting criteria, transferring risk to reinsurers, managing claims and establishing prudent reserves.
Short-term insurance business
For payment protection contracts where inability to make payments under a loan contract is the insured risk, the most significant factors are the health of the policyholder and the possibility of unemployment which depends upon, among other things, long-term and short-term economic factors. The Barclays Group manages its exposure to such risks through prudent product design, efficient claims management, prudent reserving methodologies and bases, regular product, economic and market reviews and regular adequacy tests on the size of the reserves.
Absa insures property and motor vehicles, for which the most significant factors that could affect the frequency and severity of claims are climatic change and crime. Absa manages its exposure to risk by diversifying insurance risks accepted and transferring risk to reinsurers.
Derivatives held for risk management
The Barclays Group uses both cash flow hedging and fair value hedging techniques to achieve hedge accounting for interest rate portions. For example, cash flow hedge relationships have been established between interest rate swaps receive fixed with pay variable legs and cash flows generated by customer assets on which we receive a variable interest rate (including forecast customer assets which are expected to be originated in the future). The cash flows on the variable leg of the swap and the interest flows on the assets are both based on the same benchmark rate (e.g. LIBOR or EURIBOR). Fair value hedge relationships are also established between interest rate swaps with receive fixed/pay variable legs and fixed rate liabilities (e.g. issued loan stock).
Various techniques are used to ensure that the hedge relationship results in an effective reduction in the risks intended to be hedged. For cash flow hedging a hypothetical interest rate swap is created which would completely offset the risks which are being hedged. The ratio of movements (due to changes in the risk being hedged) in the fair value of this instrument (or the hedged item for fair value hedges) and the movement in the fair value of the actual interest rate swaps used as hedges is calculated to determine how close the actual interest rate swap is to a perfect hedging instrument.
In some circumstances these ratios are calculated for various scenarios and regression analysis is used to assess the level of effectiveness.

Treasury Policies and Borrowing Requirements
Barclays Group treasury policies are discussed in detail on page 85 of the financial statements of Barclays Group for the financial year ended 31 December 2006 as filed with the SEC on Form 20-F. Analysis and commentary in respect of contractual obligations and other commercial commitments and their respective maturity profiles can be found on page 77 of the financial statements of Barclays Group for the financial year ended 31 December 2006 as filed with the SEC on Form 20-F. Further details on the contractual maturity of all financial instruments and other assets and liabilities are included in the liquidity risk note 56 on page 239 within the financial statements of Barclays Group for the financial year ended 31 December 2006 as filed with the SEC on Form 20-F. The financial statements of Barclays Group for the financial year ended 31 December 2006 as filed with the SEC on Form 20-F is incorporated by reference into this document.

8.	Corporate Responsibility
Responsible banking
The past year has seen another marked increase in the profile of corporate responsibility as a topic of global strategic significance. Two issues have dominated debate — the emergence of climate change and its consequences as the most pressing challenge facing the world and the evolution of thought on social, ethical and environmental issues under the overarching concept of “sustainability”.
For Barclays, corporate responsibility is embodied in the concept of “responsible banking” — reflecting its place at the heart of our strategy as an integral part of the way in which Barclays does business. Firmly based on the clear values enshrined in its Guiding Principles, responsible banking means making informed, reasoned and ethical decisions in its business dealings with customers, clients, employees and its other stakeholders. Our Guiding Principles of Winning Together, Customer Focus, The Best People, Pioneering and Trusted describe how Barclays expects its employees to behave with external stakeholders and each other. Responsible banking is the approach by which Barclays aims to progress towards sustainability — recognising that Barclays will succeed in its strategic and financial goals only if Barclays has a strong commitment and focus on achieving sustainable outcomes for all stakeholders.
Barclays makes its greatest contribution to society by being good at what it does and by doing so responsibly — by helping its customers meet their financial goals through providing competitive products and services that contribute to economic growth, and in contributing to healthy financial systems around the world.
Environment and climate change
The effects of climate change constitute the most pressing challenge to global sustainability and we continue to reflect this in Barclays policies and actions. As a bank, Barclays impacts are both direct — through its own operations — and indirect — through its lending and other business activities with customers and clients.
One of Barclays key initiatives has been to make its UK operations carbon-neutral. Barclays has achieved this through significant investment in energy efficiency and through the purchase of renewable energy — 50% of its UK operations are now being supplied from renewable sources. Part of its remaining offset of over 200,000 tonnes of CO2 is provided through the purchase of carbon credits in the market, together with a strong contribution from community-based sustainable energy schemes such as solar and wind power in Africa and India.
Barclays is also helping to combat climate change through the development of carbon-related products and services, such as its launch of the first carbon-neutral debit card in the UK. Barclays Capital continued to support the vital carbon trading market, where it remains the most active trader. Barclays Natural Resources Team has provided long-term finance for over 2,600MW of renewable generating capacity, including onshore wind-farms, landfill gas extraction plants and bio-diesel conversion plants.
Barclays has committed strongly to the efficient management of its resources, reducing waste and increasing recycling. Barclays extended its ISO14001 certified Environmental Management System, with its operations in France and Absa in South Africa becoming the first major banks in those countries to achieve such accreditation.
As a result of this activity, Barclays improved its score in the Dow Jones Sustainability Index, retaining its 1st position amongst global banks for environmental reporting and joint 1st in environmental performance. In the UK, Barclays achieved 2nd position in the Business in the Environment Index.
As a co-founder of the Equator Principles, which require banks to undertake detailed social and environmental impact assessments when financing projects such as dams and mines, Barclays contributed to the revision and strengthening of the Principles. The threshold amount has been reduced from US$50m to US$10m and criteria tightened, such that they now include more robust procedures for public consultation and a greater focus on social impacts.
During the year, Barclays updated its internal environmental and social risk guidance, extending it to over 50 different industry sectors. This guidance, which was developed with input from environmental NGOs, now reflects more explicit information on social and other human rights-related impacts. This review also benefited from Barclays work as the only bank participating in the Business Leaders’ Initiative on Human Rights. The guidance has been shared with the United Nations Environment Programme — Finance Initiative and has been made available to their 167 members around the world.

Barclays employees
The commitment, motivation and talent of Barclays employees lies at the heart of its approach to sustainability. During 2006, Barclays continued its pioneering partnership agreement with Amicus, its UK trade union, and signed a joint Equality Charter that commits us to advancing equality for its employees.
Barclays annual independent Employee Opinion Survey showed further improvements. 87% of Barclays colleagues participated in the survey and 84% expressed pride in working for Barclays, with Employee Engagement standing at 76% (72% in 2005). Employee perceptions of Barclays as a responsible company showed further strong progress.
Diversity amongst Barclays employees is both a long-term commitment and a business imperative. 21% of its senior employees are female and this is a start, but Barclays accepts that there is more to do. Barclays boosted its intake of disabled graduates to its summer internship programme with good progress across its businesses and it benefited from a proactive partnership with Spain’s Fundación Once.
6% of Barclays UK senior managers are now from an ethnic minority background whilst, over the past five years, the number of Barclays ethnic minority employees in the UK has risen from 7% to 13%. In South Africa, Absa continued to make strong progress with its commitments under the Financial Sector Charter to increase the number of black managers at all levels and, as a sub-set, black female managers.
Occupational health is an important concern for Barclays and it maintains a comprehensive HIV/ AIDS programme across all our African businesses. This provides counselling, testing and treatment, including free antiretroviral drugs, for its employees and their dependants. Barclays also has extensive schemes to support business customers and its wider communities and have been active in supporting malaria programmes in various African countries.

PART VIII
HISTORICAL FINANCIAL INFORMATION RELATING TO ABN AMRO
Set out in Part A of this Part VIII is the full text of ABN AMRO’s interim financial report for the period ended 30 June 2007.

PART A —	ABN AMRO HOLDING N.V. UNAUDITED INTERIM FINANCIAL REPORT FOR THE PERIOD ENDED 30 JUNE 2007
Consolidated income statement for the 6 months ended 30 June / 3 months ended 30 June

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

	(in millions of euros)
Net interest income(4)	4,594	4,311	2,356	2,166
Net fee and commission income(5)	2,872	2,602	1,504	1,310
Net trading income(6)	1,940	1,477	939	654
Results from financial transactions(7)	667	321	314	230
Share of result in equity accounted investments(18)	139	124	70	74
Other operating income(8)	294	488	166	333
Income of consolidated private equity holdings(24)	2,783	2,634	1,390	1,388

Operating income	13,289	11,957	6,739	6,155

Personnel expenses(9)	4,281	3,596	2,183	1,843
General and administrative expenses	3,449	3,195	1,590	1,637
Depreciation and amortisation	626	564	294	289
Goods and materials of consolidated private equity holdings(24)	1,949	1,855	979	1,003

Operating expenses	10,305	9,210	5,046	4,772
Loan impairment and other credit risk provisions(17)	886	720	483	400

Total expenses	11,191	9,930	5,529	5,172

Operating profit before taxes	2,098	2,027	1,210	983
Income tax expense(10)	432	348	264	70

Profit from continuing operations	1,666	1,679	946	913
Profit from discontinued operations net of tax(11)	554	573	210	301

Profit for the period	2,220	2,252	1,156	1,214

Attributable to:
Shareholders of the parent company	2,165	2,219	1,130	1,216
Minority interests	55	33	26	(2)
Earnings per share attributable to the shareholders of the parent company (in euros)(12)
From continuing operations
Basic	0.87	0.88	0.50	0.49
Diluted	0.86	0.88	0.50	0.49
From continuing and discontinued operations
Basic	1.17	1.18	0.61	0.65
Diluted	1.16	1.18	0.61	0.64
Numbers stated against items refer to the notes.

Consolidated balance sheet

	30 June	31 December
	2007	2006

	(in millions of euros)
Assets
Cash and balances at central banks	14,485	12,317
Financial assets held for trading(13)	248,925	205,736
Financial investments(14)	101,701	125,381
Loans and receivables — banks(15)	183,338	134,819
Loans and receivables — customers(16)	441,904	443,255
Equity accounted investments(18)	1,591	1,527
Property and equipment	3,798	6,270
Goodwill and other intangible assets(19)	7,140	9,407
Assets of businesses held for sale(11)	84,442	11,850
Accrued income and prepaid expenses	9,822	9,290
Other assets	22,913	27,212

Total assets	1,120,059	987,064

Liabilities
Financial liabilities held for trading(13)	159,709	145,364
Due to banks	254,299	187,989
Due to customers	354,260	362,383
Issued debt securities(20)	191,160	202,046
Provisions	7,951	7,850
Liabilities of businesses held for sale(11)	80,380	3,707
Accrued expenses and deferred income	8,710	10,640
Other liabilities	22,053	21,977

Total liabilities (excluding subordinated liabilities)	1,078,522	941,956
Subordinated liabilities(21)	14,707	19,213

Total liabilities	1,093,229	961,169

Equity
Share capital	1,085	1,085
Share premium	5,257	5,245
Treasury shares	(2,213)	(1,829)
Retained earnings	19,843	18,599
Net gains not recognised in the income statement	709	497

Equity attributable to shareholders of the parent company	24,681	23,597
Equity attributable to minority interests	2,149	2,298

Total equity	26,830	25,895

Total equity and liabilities	1,120,059	987,064

Credit related contingent liabilities(22)	57,614	51,279
Committed credit facilities(22)	151,607	145,418
Numbers stated against items refer to the notes.

Consolidated statement of changes in equity for the 6 months ended 30 June

	2007	2006

	(in millions
	of euros)
Share capital
Balance at 1 January	1,085	1,069
Dividends paid in shares	—	5

Balance at 30 June	1,085	1,074

Share premium
Balance at 1 January	5,245	5,269
Share-based payments	70	57
Dividends paid in shares	(58)	(86)

Balance at 30 June	5,257	5,240

Treasury shares
Balance at 1 January	(1,829)	(600)
Share buy back	(1,241)	(600)
Utilised for dividends paid in shares	412	600
Utilised for exercise of options and performance share plans	445	112

Balance at 30 June	(2,213)	(488)

Retained earnings
Balance at 1 January	18,599	15,237
Profit attributable to shareholders of the parent company	2,165	2,219
Cash dividends paid	(469)	(420)
Dividends paid in shares	(586)	(458)
Other	134	114

Balance at 30 June	19,843	16,692

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	408	842
Transfer to income statement relating to disposals	—	(7)
Currency translation differences	284	(261)

Subtotal — Balance at 30 June	692	574

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	364	1,199
Net unrealised gains/(losses)	(114)	(849)
Net (gains)/losses reclassified to the income statement	(302)	(154)

Subtotal — Balance at 30 June	(52)	196

Cash flow hedging reserve
Balance at 1 January	(275)	(795)
Net unrealised gains/(losses)	231	407
Net (gains)/losses reclassified to the income statement	113	51

Subtotal — Balance at 30 June	69	(337)

Net gains/(losses) not recognised in the income statement at 30 June	709	433

Equity attributable to shareholders of the parent company at 30 June	24,681	22,951

Minority interests
Balance at 1 January	2,298	1,931
Additions/Reductions	(190)	66
Acquisitions/Disposals	—	19
Profit attributable to minority interests	55	33
Currency translation differences	(18)	(46)
Other movements	4	(39)

Equity attributable to minority interests at 30 June	2,149	1,964

Total equity at 30 June	26,830	24,915

Consolidated Cash Flow Statement for 6 months ended 30 June

	2007	2006

	(in millions of euros)
Cash flows from operating activities from continuing operations	(146)	(2,027)
Cash flows from operating activities from discontinued operations	(9,254)	(842)
Cash flows from investing activities from continuing operations	(2,738)	(13,967)
Cash flows from investing activities from discontinued operations	9,373	1,264
Cash flow from financing activities from continuing operations	7,761	6,341
Cash flow from financing activities from discontinued operations	(146)	93

Movement in cash and cash equivalents	4,850	(9,138)
Cash and cash equivalents at 1 January	4,872	6,043
Cash and cash equivalents at 30 June	9,722	(3,095)

	2007	2006

Determination of cash and cash equivalents:
Cash and balances at central banks	15,644	8,588
Loans and receivables — banks	12,724	5,879
Due to banks	(18,646)	(17,562)

Cash and cash equivalents at 30 June	9,722	(3,095)

Notes to the Consolidated Income Statement and Balance Sheet
(unless otherwise stated, all amounts are in millions of euros)

1.	Basis of presentation
This interim financial report for the period ended 30 June 2007 is prepared in accordance with IAS 34 — Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2006 as included in the Annual Report 2006. ABN AMRO’s 2006 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS. In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2006 except for the changes stated below. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. This interim financial report is unaudited.
Changes in accounting policies
In the first quarter we have revised the presentation of interest income and expense related to trading activities. Trading book interest is no longer separated out and reported within the net interest income line, but in the net trading income line. Trading income now comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends as well as the related funding costs. The change in presentation reflects new guidance available in IFRS 7 Financial Instruments: Disclosure which replaces the disclosure requirements previously included in IAS 32 Financial Instruments: Presentation whereby the requirements to disclose interest data are now restricted to that relating to activities not held at fair value.

2.	Developments
ABN AMRO North America Holding Company
On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. ABN AMRO’s North American Asset Management businesses and certain businesses within ABN AMRO’s North American Global Markets and Global Clients operations do not form part of the sale. On 13 July 2007 the Supreme Court’s ruling confirmed management’s view that no shareholder approval was required to execute the sale. The sale is expected to close in the fourth quarter of 2007.
Under the sale and purchase agreement the sale price is USD 21 billion. In addition, the sale and purchase agreement articulates that an amount of USD 6 billion of debt, on the basis of the US GAAP financial report of LaSalle, is converted into equity and that ABN AMRO is not entitled to a dividend in respect of the 2007 results. If the cumulative US GAAP result of LaSalle for the period 1 April 2007 till 31 December 2007 (or a proportion thereof if the transaction is settled before the year end), is less than USD 600 million, the sale price will be reduced with the difference.
The asset and liabilities of ABN AMRO North America Holding Company are presented as assets of businesses held for sale and liabilities of businesses held for sale respectively. The net result of these discontinued operations for the period to 30 June 2007 is presented as profit from discontinued operations net of tax. For more details on the presentation of discontinued operations please refer to note 11 of this interim financial report.
The transaction is expected to be settled in the fourth quarter. We currently estimate the gain on the sale to be in the range of EUR 7 billion to EUR 7.5 billion.
ABN AMRO Capital
During the quarter, ABN AMRO sold a majority of the shares of AAC Capital Holdings B.V., the management company of certain private equity investments held by the Group, to the executives of the management company. Also as part of the sale, the Bank transferred all power to govern the financial and operating policies of the management company and all investment decisions related to a significant portion of the Group’s private equity investments (the Dutch, Nordic and UK business of ABN AMRO Capital) resulting in the loss of control over these investments to a management company outside of ABN AMRO. The ownership of the underlying investments and therefore the economic interest in the investments has not changed. The loss of control over the management company resulted in the concerned investments to no longer be consolidated in the financial statements of the Group. As of the date of the transaction the investments are recognised and carried at fair value with changes through income. This transaction has resulted in a gain from financial transactions of EUR 108 million.
Update on status of US Department of Justice investigation
As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into the Bank’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation.
Under the terms of the agreement in principle, the Bank and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, the Bank would waive indictment and agree to the filing of an information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. The Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million. The precise terms of the deferred prosecution agreement are still under negotiation.
In consideration for the foregoing provisions, as well as the Bank’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided the Bank is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the Bank. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.
Main acquisitions
Prime Bank Ltd (Pakistan)
On 5 March 2007 ABN AMRO entered into agreements to acquire a controlling interest of 93.4% in Prime Bank, Pakistan. Through the subsequent tender offer for all remaining shares of Prime Bank that expired on 29 March 2007 ABN AMRO obtained additional shares representing 2.8%, bringing the total stake in Prime Bank to 96.2%. The transactions were closed on 5 April 2007. The total consideration paid amounts to EUR 176 million. The provisional goodwill arising from the acquisition was calculated at EUR 163 million.
The preliminary allocation of the purchase price to the assets acquired, including newly identifiable assets resulting from the acquisition, and (contingent) liabilities assumed, using their fair values at the acquisition date and the resulting goodwill is based on provisional fair values of assets acquired and (contingent) liabilities assumed, and may be adjusted during the period up to one year after acquisition as more information is obtained about these fair values.
Private Equity
Major new buy-out investments in the second quarter in 2007 were:

•	OyezStraker (UK, stationary and office suppliers)

•	Dunlop Aircraft Tyres (UK, aircraft tyre manufacturer)
Major new buy-out investments in the first quarter 2007 were:

•	Sdu (Netherlands, publishing)

•	Baarsma Wine Group (Netherlands, wine distribution)

•	Vetus den Ouden (Netherlands, nautical equipment)

•	T.G.I. Friday’s Ltd. (UK, restaurants)
Main Disposals
Private Banking operations in Miami and Montevideo
In April 2007, BU Private Banking disposed of its operations in Miami and Montevideo. Banco Itau, a privately-owned bank with its headquarters in Sao Paulo, Brazil, acquired these operations through an auction process. The profit recognised on the sale, included in other operating income, amounted to EUR 72 million after tax.
ABN AMRO Mortgage Group, Inc.
On 28 February 2007 ABN AMRO closed the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup purchased approximately EUR 7.8 billion of net assets, of which approximately EUR 2.1 billion consist of ABN AMRO Mortgage Group’s mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio. The profit on the sale amounted to EUR 93 million after tax and is included in Profit from discontinued operations net of tax (see note 11 for more details).
Private Equity
There were no major divestments in the second quarter 2007.
Major divestment in the first quarter 2007 was:
Holiday Park Ltd./Beach Equity Ltd. (UK, leisure).

3.	Segment reporting
Segment information is presented in respect of the Group’s business. The primary presentation, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.
Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.
As of 1 January 2007, the result of product BU Global Clients are being reported in the regional BUs. This has been done to further drive close cooperation and synergies between the product focused BU Global Clients and the regions. In addition Asset Management France and the International Diamonds and Jewelry Group have been transferred from BU Private Clients to BU Asset Management and Group Functions respectively. The comparative segment figures of 2006 have been restated.
Business segments
Below the business segments are described. In the ‘Business review’ chapter of the 2006 Annual Report more detailed descriptions of the activities of these segments are included.
Netherlands
BU Netherlands serves a diverse client base that comprises consumer and commercial clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, a customer contact center and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities.

Europe (including Antonveneta)
BU Europe provides its consumer and commercial clients with a range of financial products and services. BU Europe combines activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa.
Antonveneta is rooted in north-eastern Italy, and focuses on consumer and commercial mid-market clients.
North America
The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions, non-profit entities and municipalities in the US and Canada. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US. The activities of ABN AMRO Mortgage Group, Inc. were sold in the first quarter of 2007.
On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. For further disclosure on this sale please refer to note 2 and note 11 of this interim financial report.
Latin America
BU Latin America has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco Real representing the majority of the operations. In Brazil, Banco Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing.
Asia
ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories and is extending its branches and offices network. BU Asia’s client base includes commercial clients as well as consumer and private banking clients.
Private Clients
BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.
Asset Management
BU Asset Management is ABN AMRO’s global asset management business. BU Asset Management operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The institutional client business represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.

Private Equity
The business model of ABN AMRO’s Private Equity unit — branded as ABN AMRO Capital — involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity gains the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium sized Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia.
As a result of the sale of the majority of the shares in AAC Capital Holdings B.V. to the management of this company, as described in note 2 of this interim financial report, the Group will only act as an investor for these investments going forward and will no longer participate actively in the management of the acquired investments.
Group Functions
Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practices, innovation and positioning to public authorities, and binds the bank together in both an operational and cultural sense.
Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risks of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio, the International Diamonds & Jewelry Group and records any related profits or losses.

Business segment information — for the 6 months ended 30 June 2007

							Asset
	Nether-		North	Latin		Private	Manage-	Private	Group	Total
	lands	Europe	America	America	Asia	Clients	ment	Equity	Functions	Group

Net interest income	1,730	920	110	1,744	340	242	(7)	(172)	(313)	4,594
Net fee and commission income	499	543	160	251	499	343	460	3	114	2,872
Net trading income	360	1,069	106	50	311	37	1	2	4	1,940
Result from financial transactions	11	32	2	183	22	4	22	321	70	667
Share of result in equity accounted investments	23	4	—	22	34	—	4	1	51	139
Other operating income	78	39	13	37	—	115	5	4	3	294
Income of consolidated private equity holdings	—	—	—	—	—	—	—	2,783	—	2,783

Operating income	2,701	2,607	391	2,287	1,206	741	485	2,942	(71)	13,289
Operating expenses*	1,773	1,956	434	1,234	808	457	316	2,666	661	10,305
Loan impairment and other credit risk provisions	206	163	(17)	436	109	(3)	—	—	(8)	886

Total expenses	1,979	2,119	417	1,670	917	454	316	2,666	653	11,191

Operating profit before taxes	722	488	(26)	617	289	287	169	276	(724)	2,098
Income tax expense	154	128	(45)	235	65	61	43	1	(210)	432

Profit from continuing operations	568	360	19	382	224	226	126	275	(514)	1,666
Profit from discontinued operations net of tax	2	—	549	—	—	—	—	—	3	554

Profit for the period	570	360	568	382	224	226	126	275	(511)	2,220

*	The operating expenses in BU North America and in BU Group Functions include an amount of EUR 98 million and EUR (23) million respectively of global overhead costs allocated to LaSalle, but not considered discontinued.

Business segment information — for the 6 months ended 30 June 2006

							Asset
	Nether-		North	Latin		Private	Manage-	Private	Group	Total
	lands	Europe	America	America	Asia	Clients	ment	Equity	Functions	Group

Net interest income	1,609	767	49	1,477	282	257	(10)	(149)	29	4,311
Net fee and commission income	486	672	105	262	325	307	390	6	49	2,602
Net trading income	360	539	96	94	205	36	4	5	138	1,477
Result from financial transactions	54	40	(18)	4	(13)	3	1	250	—	321
Share of result in equity accounted investments	16	—	—	36	44	1	—	—	27	124
Other operating income	68	47	15	26	29	30	31	21	221	488
Income of consolidated private equity holdings	—	—	—	—	—	—	—	2,634	—	2,634

Operating income	2,593	2,065	247	1,899	872	634	416	2,767	464	11,957
Operating expenses*	1,767	1,829	370	1,129	652	455	269	2,514	225	9,210
Loan impairment and other credit risk provisions	176	55	(17)	381	85	10	—	20	10	720

Total expenses	1,943	1,884	353	1,510	737	465	269	2,534	235	9,930

Operating profit before taxes	650	181	(106)	389	135	169	147	233	229	2,027
Income tax expense	146	156	(132)	85	48	48	39	5	(47)	348

Profit from continuing operations	504	25	26	304	87	121	108	228	276	1,679
Profit from discontinued operations net of tax	91	—	518	—	—	—	—	—	(36)	573

Profit for the period	595	25	544	304	87	121	108	228	240	2,252

*	The operating expenses in BU North America include an amount of EUR 73 million of global overhead costs allocated to LaSalle, but not considered discontinued.
Business segment information — for the 3 months ended 30 June 2007

							Asset
	Nether-		North	Latin		Private	Manage-	Private	Group	Total
	lands	Europe	America	America	Asia	Clients	ment	Equity	Functions	Group

Net interest income	892	476	56	918	185	123	(3)	(84)	(207)	2,356
Net fee and commission income	242	265	51	111	290	175	241	—	129	1,504
Net trading income	170	553	49	28	159	17	(1)	1	(37)	939
Result from financial transactions	(2)	19	26	152	(21)	3	14	168	(45)	314
Share of result in equity accounted investments	8	3	—	12	17	—	2	8	20	70
Other operating income	31	21	2	16	(4)	96	1	3	—	166
Income of consolidated private equity holdings	—	—	—	—	—	—	—	1,390	—	1,390

							Asset
	Nether-		North	Latin		Private	Manage-	Private	Group	Total
	lands	Europe	America	America	Asia	Clients	ment	Equity	Functions	Group

Operating income	1,341	1,337	184	1,237	626	414	254	1,486	(140)	6,739
Operating expenses*	902	991	192	650	412	233	165	1,307	194	5,046
Loan impairment and other credit risk provisions	101	92	(2)	246	56	—	—	—	(10)	483

Total expenses	1,003	1,083	190	896	468	233	165	1,307	184	5,529
Operating profit before taxes	338	254	(6)	341	158	181	89	179	(324)	1,210
Income tax expense	69	82	(25)	136	41	31	21	3	(94)	264

Profit from continuing operations	269	172	19	205	117	150	68	176	(230)	946
Profit from discontinued operations net of tax	2	—	197	—	—	—	—	—	11	210

Profit for the period	271	172	216	205	117	150	68	176	(219)	1,156

*	The operating expenses in BU North America and in BU Group Functions include an amount of EUR 56 million and EUR (12) million respectively of global overhead costs allocated to LaSalle, but not considered discontinued.
Business segment information — for the 3 months ended 30 June 2006

							Asset
	Nether-		North	Latin		Private	Manage-	Private	Group	Total
	lands	Europe	America	America	Asia	Clients	ment	Equity	Functions	Group

Net interest income	812	399	55	741	135	128	(6)	(80)	(18)	2,166
Net fee and commission income	216	386	63	111	158	146	210	(1)	21	1,310
Net trading income	184	150	62	81	102	27	—	(11)	59	654
Result from financial transactions	54	72	(7)	(36)	7	(1)	—	155	(14)	230
Share of result in equity accounted investments	8	—	—	23	22	1	—	—	20	74
Other operating income	36	20	5	14	13	13	2	17	213	333
Income of consolidated private equity holdings	—	—	—	—	—	—	—	1,388	—	1,388

Operating income	1,310	1,027	178	934	437	314	206	1,468	281	6,155
Operating expenses*	917	964	211	559	320	226	137	1,320	118	4,772
Loan impairment and other credit risk provisions	91	23	6	208	49	9	—	5	9	400

Total expenses	1,008	987	217	767	369	235	137	1,325	127	5,172

Operating profit before taxes	302	40	(39)	167	68	79	69	143	154	983
Income tax expense	62	86	(80)	(5)	25	23	23	7	(71)	70

Profit from continuing operations	240	(46)	41	172	43	56	46	136	225	913
Profit from discontinued operations net of tax	41	—	273	—	—	—	—	—	(13)	301

Profit for the period	281	(46)	314	172	43	56	46	136	212	1,214

*	The operating expenses in BU North America include an amount of EUR 36 million of global overhead costs allocated to LaSalle, but not considered discontinued.

4.     Net interest income

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Interest income	15,437	13,560	7,893	6,827
Interest expense	10,843	9,249	5,537	4,661

Total	4,594	4,311	2,356	2,166

Interest income and interest expense no longer includes interest on the trading book as well as the associated interest on funding. The 2006 comparatives have been reclassified accordingly.
5.     Net fee and commission income

	6 months	6 months	3 months	3 months
	ended 30	ended	ended	ended
	June	30 June	30 June	30 June
	2007	2006	2007	2006

Fee and commission income
Securities brokerage fees	768	944	411	456
Payment and transaction services fees	974	909	508	443
Asset management and trust fees	784	697	415	358
Fees generated on financing arrangements	170	102	101	65
Advisory fees	305	190	168	98
Insurance related commissions	85	76	41	35
Guarantee fees	106	97	55	48
Other fees and commissions	261	136	138	93

Subtotal	3,453	3,151	1,837	1,596
Fee and commission expense
Securities brokerage fees	41	200	19	103
Payment and transaction services fees	166	135	87	71
Asset management and trust fees	75	76	53	39
Other fees and commissions	299	138	174	73

Subtotal	581	549	333	286

Total	2,872	2,602	1,504	1,310

The decline in securities brokerage fees mainly results from the sale of the futures business in the second half 2006.
6.     Net trading income

	6 months	6 months	3 months	3 months
	ended 30	ended	ended	ended
	June	30 June	30 June	30 June
	2007	2006	2007	2006

Interest instruments trading	556	598	265	186
Foreign exchange trading	404	347	168	231
Equity and commodity trading	980	532	506	237

Total	1,940	1,477	939	654

7.	Results from financial transactions

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Net gain from the disposal of available-for-sale debt securities	317	92	196	38
Net gain from the sale of available-for-sale equity investments	65	43	59	41
Dividend on available-for-sale equity investments	18	22	11	18
Net gain on other equity investments	387	273	179	203
Hedging ineffectiveness	20	65	4	30
Other	(140)	(174)	(135)	(100)

Total	667	321	314	230

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature. In the second quarter of 2007 a gain of EUR 108 million was recognised as a result of the change of control of certain private equity investments (refer to note 2 — Developments — for more details on this transaction).

8.	Other operating income

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Insurance activities	54	54	21	28
Leasing activities	33	25	17	12
Net income on disposal of operating activities and equity accounted investments	82	248	78	208
Other	125	161	50	85

Total	294	488	166	333

In the second quarter of 2007 a gain of EUR 77 million was recognised in the line Net income on disposal of operating activities and equity accounted investments relating to the sale of Private Banking operations in Miami and Montevideo (refer to note 2 — Developments — of this interim financial report). In the second quarter of 2006 the profit recorded on the sale of K&H Bank to KBC Bank of EUR 208 million was recorded in this line.

9.	Personnel expenses

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Salaries (including bonuses and allowances)	3,253	2,682	1,639	1,295
Social security expenses	405	372	221	205
Other employee costs	623	542	323	343

Total	4,281	3,596	2,183	1,843

The increase in personnel expenses in the first half of 2007 is mainly caused by an increase in performance related bonuses compared to the comparable period in 2006.

10.	Income tax expense
The effective tax rate on operating profit from continuing operations for the first half year 2007 is 20.7% compared to a nominal tax rate in the Netherlands of 25.5%. Over the full year 2006 the effective tax rate was 17.7%.
The effective tax rate on the Group’s profit before tax differs from the nominal tax charge in the Netherlands. The reasons for the deviation in the first half year of 2007 are mainly tax credits received by the Group and tax exempt gains. The effective tax rate in the first half year of 2007 is higher than over the full year 2006 as a result of relatively higher tax credits and higher tax exempt income over the full year 2006 compared to the first half year of 2007.

11.	Profit from discontinued operations net of tax and assets and liabilities of businesses held for sale
On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. ABN AMRO’s North American Asset Management businesses and certain businesses within ABN AMRO’s North American Global Markets and Global Clients operations do not form part of the sale. The sale is expected to close in the fourth quarter of 2007. The results of the business under the sale agreement are presented as profit from discontinued operations net of tax. The relating assets and liabilities have been presented as assets and liabilities of businesses held for sale as of this quarter.
Also the results of the national residential mortgage line of business (ABN AMRO Mortgage Group, Inc.), a subsidiary of ABN AMRO LaSalle Bank Midwest are presented as discontinued operations. The sale transaction closed on 28 February 2007.
The comparatives of 2006 furthermore include ABN AMRO Mortgage Group, Inc. and Bouwfonds non-mortgage.
Income statement of discontinued operations:

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Operating income	1,688	2,023	835	1,011
Operating expenses	970	1,217	496	601
Loan impairment and other credit risk provisions	45	41	31	30

Operating profit before tax	673	765	308	380
Gain recognised on disposal	147	—	(7)	—

Profit from discontinued operations before tax	820	765	301	380
Income tax expense on operating profit	212	192	94	79
Income tax expense on gain on disposal	54	—	(3)	—

Profit from discontinued operations net of tax	554	573	210	301

The operating expenses relating to LaSalle as included in the table above and below have been adjusted for the certain global overhead charges from the Group to LaSalle that are considered to be fixed in the short run. Despite the sale of LaSalle the Group will remain to incur these costs. These global overhead charges have as a result been presented as operating expenses from continuing operations. For the year-to-date 2007 period the amount is EUR 75 million and for the comparative period in 2006 the amount is EUR 73 million. The amount for the second quarter of 2007 is EUR 44 million and for the comparative period in 2006 EUR 36 million.

The table below provides a further breakdown of the operating result and gain on disposal of discontinued operations. In our segment disclosure note the ABN AMRO Mortgage Group, Inc. results are included in BU North America. The LaSalle results are included in BU North America and BU Group Functions and the Bouwfonds non-mortgage results are included in BU Netherlands.

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

LaSalle
Operating income	1,617	1,559	835	770
Operating expenses	928	941	498	457
Loan impairment and other credit risk provisions	45	39	31	31

Operating profit before tax	644	579	306	282
Gain recognised on disposal	—	—	—	—

Profit from discontinued operations before tax	644	579	306	282
Income tax expense on operating profit	202	131	94	44
Income tax expense on gain on disposal	—	—	—	—

Profit from discontinued operations net of tax	442	448	212	238

Bouwfonds non-mortgage
Operating income	—	290	—	145
Operating expenses	(2)	154	(2)	84
Loan impairment and other credit risk provisions	—	2	—	(1)

Operating profit before tax	2	134	2	62
Gain recognised on disposal	—	—	—	—

Profit from discontinued operations before tax	2	134	2	62
Income tax expense on operating profit	—	43	—	21
Income tax expense on gain on disposal	—	—	—	—

Profit from discontinued operations net of tax	2	91	2	41

ABN AMRO Mortgage Group Inc.
Operating income	71	174	—	96
Operating expenses	44	122	—	60
Loan impairment and other credit risk provisions	—	2	—	—

Operating profit before tax	27	52	—	36
Gain recognised on disposal	147	—	(7)	—

Profit from discontinued operations before tax	174	52	(7)	36
Income tax expense on operating profit	10	18	—	14
Income tax expense on gain on disposal	54	—	(3)	—

Profit from discontinued operations net of tax	110	34	(4)	22
Total profit from discontinued operation net of tax	554	573	210	301

The major classes of assets and liabilities classified as held for sale are as follows:

	30 June	31 December
	2007	2006

Assets
Cash and balances with central banks	1,193	14
Financial assets held for trading	1,199	104
Financial investments	22,991	132
Loans and receivables — banks	1,584	53
Loans and receivables — customers	48,723	4,532
Property and equipment	2,447	1,012
Goodwill and other intangible assets	50	2,449
Accrued income and prepaid expenses	465	62
Other assets	5,790	3,492

Assets of businesses held for sale	84,442	11,850

Liabilities
Financial liabilities held for trading	195	—
Due to banks	10,029	973
Due to customers	46,457	2,397
Issued debt securities	16,860	—
Provisions	122	22
Accrued expenses and deferred income	858	71
Other liabilities	1,859	244
Subordinated liabilities	4,000	—

Liabilities of businesses held for sale	80,380	3,707
Net assets directly associated with disposal businesses	4,062	8,143

At 30 June 2007 these balances mainly consist of LaSalle. At 31 December 2006 these balances mainly consisted of ABN AMRO Mortgage Group, Inc.

12.	Earnings per share
The calculations for basic and diluted earnings per share are presented in the following table.

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Profit for the period attributable to shareholders of the parent company	2,165	2,219	1,130	1,216
Profit from continuing operations attributable to shareholders of the parent company	1,618	1,658	923	920
Profit from discontinued operations attributable to shareholders of the parent company	547	561	207	296
Weighted average number of ordinary shares outstanding (in millions)	1,854.8	1,877.6
Dilutive effect of staff options (in millions)	11.4	8.3
Conditional share awards (in millions)	7.3	1.9

Diluted number of ordinary shares (in millions)	1,873.5	1,887.8
From continuing operations
Basic earnings per ordinary share (in euros)	0.87	0.88	0.50	0.49
Fully diluted earnings per ordinary share (in euros)	0.86	0.88	0.50	0.49
From continuing and discontinued operations
Basic earnings per ordinary share (in euros)	1.17	1.18	0.61	0.65
Fully diluted earnings per ordinary share (in euros)	1.16	1.18	0.61	0.64
Number of ordinary shares outstanding (in millions)	1,855.4	1,892.0
Net asset value per ordinary share (in euros)	13.30	12.13
Number of preference shares outstanding (in millions)	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	17.8%	19.7%
In the return on average shareholders’ equity the average shareholders’ equity is determined excluding net unrealised gains/losses on available-for-sale assets and cash flow hedging reserve not recognised in the income statement.

13.	Financial assets and liabilities held for trading

	30 June	31 December
	2007	2006

Financial assets held for trading
Interest-earning securities	75,458	60,290
Equity instruments	53,107	40,112
Derivative financial instruments	120,360	105,334

Total	248,925	205,736

Financial liabilities held for trading
Short positions in financial assets	42,233	45,861
Derivative financial instruments	117,476	99,503

Total	159,709	145,364

14.	Financial investments

	30 June	31 December
	2007	2006

Interest-earning securities available-for-sale	94,406	117,558
Interest-earning securities held-to-maturity	2,775	3,729
Equity investments available-for-sale	1,269	1,866
Equity investments designated at fair value through income	3,251	2,228

Total	101,701	125,381

15.	Loans and receivables — banks
This item is comprised of amounts due from or deposited with banking institutions.

	30 June	31 December
	2007	2006

Current accounts	11,257	9,473
Time deposits placed	12,036	15,396
Professional securities transactions	155,684	105,969
Loans to banks	4,364	3,986

Subtotal	183,341	134,824
Allowances for impairment(17)	(3)	(5)

Total	183,338	134,819

The movements during the year are mainly due to an increase in professional securities transactions in the UK.

16.	Loans and receivables — customers
This item is comprised of amounts receivable, regarding loans and mortgages balances with non-bank customers.

	30 June	31 December
	2007	2006

Public sector	6,179	11,567
Commercial	162,420	180,262
Consumer	125,056	135,484
Professional securities transactions	119,387	93,716
Multi-seller conduits	32,612	25,872

Subtotal	445,654	446,901
Allowances for impairment(17)	(3,750)	(3,646)

Total	441,904	443,255

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that the resulting credit risk is mitigated.

17	Loan impairment charges and allowances

2007

Balance at 1 January	3,651
Loan impairment charges:
New impairment allowances	1,254
Reversal of impairment allowances no longer required	(241)
Recoveries of amounts previously written off	(127)

Total loan impairment and other credit risk provisions	886
Amount recorded in interest income from unwinding of discounting	(17)
Currency translation differences	54
Amounts written off (net)	(631)
Disposals of businesses and discontinued operations	(230)
Unearned interest accrued on impaired loans	40

Balance at 30 June	3,753

All loans are assessed for potential impairment either individually and/or on a portfolio basis. The allowance for impairment is apportioned as follows:

	30 June	31 December
	2007	2006

Commercial loans	2,470	2,344
Consumer loans	1,280	1,302
Loans to banks	3	5

Total	3,753	3,651

18	Equity accounted investments

	30 June	31 December
	2007	2006

Banking institutions	1,488	1,436
Other activities	103	91

Total	1,591	1,527

2007

Balance at 1 January	1,527
Movements:
Purchases	25
Reclassifications	(23)
Sales	(1)
Share in results	139
Dividends received	(49)
Currency translation differences	(3)
Other	(24)

Balance at 30 June	1,591

19.	Goodwill and other intangible assets

	30 June	31 December
	2007	2006

Goodwill	4,946	4,714
Goodwill of private equity	287	2,436
Software	945	959
Other intangibles	962	1,298

Total	7,140	9,407

Compared to 31 December 2006 goodwill increased by EUR 232 million. EUR 163 million is attributable to the acquisition of Prime Bank Ltd (Pakistan) on 5 April 2007 (see note 2 — Developments) and EUR 63 million to the acquisition of the remaining outstanding shares (5.42%) in Banco Sudameris Brasil S.A. by Banco Real on 13 March 2007.
The decrease of goodwill of private equity investments by EUR 2.1 billion is a result of the deconsolidation of private equity investments (refer to note 2 of this interim financial report).
Impairment testing of goodwill
Goodwill has been allocated for impairment testing purposes to individual cash-generating units within the business. Within the €5,233 million total carrying amount of goodwill and goodwill of private equity, €4,399 million of goodwill allocated to the Antonveneta cash-generating unit is the only significant individual carrying amount. The remaining €834 million of goodwill is allocated across multiple cash-generating units whose recoverable amounts are assessed independently of one another.
During the second quarter of 2007, we identified that the half year financial performance of the Antonveneta cash-generating unit was lower than previously forecasted. We considered the reduced financial performance an indicator of goodwill impairment and therefore tested the goodwill attributable to the Antonveneta cash-generating unit for impairment.
In an impairment test, it is assessed whether the recoverable amount of a cash-generating unit is the higher of the cash-generating unit’s fair value less cost to sell and the cash generating unit’s value in use. The higher recoverable amount of Antonveneta at 30 June 2007 is the fair value less cost to sell. As there is no observable market price for the Antonveneta cash-generating unit, fair value has been estimated using an earnings multiple approach. This approach multiplies a current best estimate of forecasted earnings by a price-earnings ratio. Our approach multiples Antonveneta’s forecasted net profit figure for 2007 by the average applicable earnings multiple of observed transactions within the Italian banking market during the past two years.
Management’s test resulted in the recoverable amount of Antonveneta marginally exceeding the carrying amount. As a result no impairment charge was recorded. The outcome of the impairment test is sensitive to both the earnings multiplier and the forecasted earnings itself.
20 Issued debt securities

	30 June	31 December
	2007	2006

Bonds and notes issued	114,139	117,122
Certificates of deposit and commercial paper	42,568	56,375
Cash notes, savings certificates and bank certificates	1,841	2,269

Subtotal	158,548	175,766
Commercial paper issued by multi-seller conduits	32,612	26,280

Total	191,160	202,046

21.	Subordinated liabilities
Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.
The maturity profile of subordinated liabilities is as follows:

	30 June	31 December
	2007	2006

Within one year	1,057	1,372
After one and within two years	1,556	1,833
After two and within three years	1,471	3,496
After three and within four years	779	1,323
After four and within five years	23	937
After five years	9,821	10,252

Total	14,707	19,213

Total subordinated liabilities include EUR 2,027 million (December 2006: EUR 6,122 million) which qualify as tier 1 capital for capital adequacy purposes. Another EUR 4,000 million of subordinated liabilities which also qualify as tier 1 capital is presented as liabilities of businesses held for sale in connection with the sale agreement of LaSalle.

22.	Commitments and contingent liabilities
Loan and banking commitments
The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts for commitments are presented on a fully advanced basis. Guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	30 June	31 December
	2007	2006

Contingent liabilities with respect to guarantees granted	51,925	46,026
Contingent liabilities with respect to irrevocable letters of credit	5,689	5,253
Committed credit facilities	151,607	145,418
Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.
Other contingencies
Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

23.	Capital adequacy
To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities primarily in the trading book. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.
Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.
Core tier 1 capital is tier 1 capital excluding preference shares.

The Group’s capital adequacy level was as follows:

			Risk weighted amount,
	Balance sheet/		including effect of
	unweighted amount		contractual netting

	30 June	31 December	30 June	31 December
	2007	2006	2007	2006

Balance sheet assets (net of provisions):
Cash and balances at central banks	14,485	12,317	504	296
Financial assets held for trading	248,925	205,736	—	—
Financial investments	101,701	125,381	9,237	14,142
Loans and receivables — banks	183,338	134,819	7,978	7,215
Loans and receivables — customers	441,904	443,255	141,468	161,584
Equity accounted investments	1,591	1,527	988	943
Property and equipment	3,798	6,270	3,519	4,419
Goodwill and other intangible assets	7,140	9,407	1,196	2,801
Assets of businesses held for sale	84,442	11,850	48,237	6,978
Accrued income and prepaid expenses	9,822	9,290	3,800	3,794
Other assets	22,913	27,212	3,627	6,776

(Sub)total	1,120,059	987,064	220,554	208,948

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	209,221	196,697	53,050	53,336
Credit equivalent of derivatives			15,606	13,960
Insurance companies and other			416	379

Subtotal			69,072	67,675

Total credit risks			289,626	276,623
Market risk requirements			4,699	4,081

Total risk-weighted assets			294,325	280,704

The following table compares actual capital with that required for supervisory purposes.

	30 June 2007		31 December 2006

	Required	Actual	Required	Actual

Total capital	23,546	30,959	22,457	31,275
Total capital ratio	8.0%	10.52%	8.0%	11.14%
Tier 1 capital	11,773	24,037	11,228	23,720
Tier 1 capital ratio	4.0%	8.17%	4.0%	8.45%
Core tier 1	—	18,010	—	17,336
Core tier 1 ratio	—	6.12%	—	6.18%

24.	Private equity investments
Private equity investments are either consolidated or held at fair value.
Consolidated private equity holdings
Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within goods and material expenses of consolidated private equity holdings. The impact of consolidating on the income statement these investments is set out in the table below. The results of operations from the investments deconsolidated on 30 June 2007, have continued

to be included in the results of operations in this quarter and the transaction as described in Note 2 of this interim financial report will impact the consolidated income statement as of the next quarter.

	6 months	6 months	3 months	3 months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006

Income of consolidated private equity holdings	2,783	2,634	1,390	1,388
Other income included in operating income	(174)	(161)	(85)	(78)

Total operating income of consolidated private equity holdings	2,609	2,473	1,305	1,310

Goods and material expenses of consolidated private equity holdings	1,949	1,855	979	1,003
Included in personnel expenses	294	275	142	138
Included in administrative costs	236	232	111	112
Included in depreciation and amortisation	136	103	48	53

Total operating expenses	2,615	2,465	1,280	1,306

Operating profit before tax of consolidated private equity holdings	(6)	8	25	4

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of the remaining consolidated entities at 30 June 2007 were EUR 1,700 million (31 December 2006: EUR 4,537 million) excluding goodwill.

25.	Subsequent events
ABN AMRO Mellon Global Securities Services
On 5 July 2007, Mellon Bank N.A. has agreed to purchase ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V., the joint venture company established by the shareholders in 2003 to provide global custody and related services to institutions outside North America. The transaction, which is subject to certain conditions including regulatory and other approvals, is expected to close during the third quarter 2007. After the close ABN AMRO Mellon will become part of The Bank of New York Company and Mellon Financial Corporation. ABN AMRO Mellon is presented as held for sale in the balance sheet.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
To the Supervisory Board and Managing Board of ABN AMRO Holding N.V.
Introduction
We have reviewed the accompanying condensed interim financial report consisting of the consolidated balance sheet of ABN AMRO Holding N.V., Amsterdam, The Netherlands (the “Company”) as at 30 June 2007 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the three-and six-month period then ended and condensed explanatory notes (as set out in annex 3, further referred to as interim financial report). Company’s management is responsible for the preparation and fair presentation of this interim financial report accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on these interim financial report based on our review.
Scope of Review
We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial report is not prepared, in all material respects, in accordance with IAS 34.
Amsterdam, 30 July 2007
for Ernst & Young Accountants
Signed J.J. Nooitgedagt

PART B —	ABN AMRO HOLDING N.V. FINANCIAL STATEMENTS 2006
Corporate Information
ABN AMRO Holding N.V. is the ultimate parent company of the ABN AMRO consolidated group of companies (referred to in this Part B of Part VIII (Historical Financial Information Relating to ABN AMRO) as the ‘Group’ or ‘ABN AMRO’). The Group provides a broad range of financial services on a worldwide basis, including consumer, commercial and investment banking.
At 1 January 2006, the Group changed its organisational structure, to align the organisation with the Group’s mid-market strategy, and to open up its network offering and product suite to all its clients. The change to the organisational structure and the principal activities of the Group are described in more detail in note 1, Segment reporting.
ABN AMRO Holding N.V. is a public limited liability company, incorporated under Dutch law on 30 May 1990, whose registered office is Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. The Group is listed on the Stock Exchanges of Amsterdam and New York. As ordinary shares in ABN AMRO Holding N.V. are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report on Form 20-F that conforms to the rules of the Securities and Exchange Commission (SEC) applicable to foreign registrants. The annual report on Form 20-F includes a reconciliation of equity and profit attributable to shareholders of the parent company to the comparable amounts using accounting principles generally accepted in the United States (US GAAP).
The consolidated financial statements of the Group for the year ended 31 December 2006 incorporate figures of the parent, its controlled entities and interests in associates. These consolidated financial statements were authorised for issuance in accordance with a resolution of the Managing Board on 14 March 2007.
Basis of preparation
ABN AMRO Group applies International Financial Reporting Standards (IFRS).
The consolidated financial statements are prepared on a mixed model valuation basis as follows:

•	Fair value is used for: derivative financial instruments, financial assets and liabilities held for trading or designated as measured at fair value through income, and available-for-sale financial assets

•	Other financial assets (including ‘Loans and Receivables’) and liabilities are valued at amortised cost

•	The carrying value of assets and liabilities measured at amortised cost included in a fair value hedge relationship is adjusted with respect to fair value changes resulting from the hedged risk

•	Non-financial assets and liabilities are generally stated at historical cost.
The Group adopted IFRS on 1 January 2004. For all periods up to and including the year ended 31 December 2004, the Group prepared consolidated financial statements in accordance with Generally Accepted Principles in the Netherlands (Dutch GAAP). The effect of the transition to IFRS, and the elections and exemptions which where used as part of the transition process, are disclosed in note 47, First-time adoption of IFRS.
The consolidated financial statements are presented in euros, which is the presentation currency of the Group, rounded to the nearest million (unless otherwise noted). Certain amounts in the prior periods have been reclassified to conform to the current presentation.
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The Group does not utilise the portfolio hedging ‘carve out’ permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS.
Critical accounting policies
The preparation of financial statements in conformity with IFRS requires management to make difficult, complex or subjective judgements and estimates, at times, regarding matters that are inherently uncertain. These judgements and estimates affect reported amounts and disclosures. Actual results could differ from those judgements and estimates. The most significant areas requiring management to make judgements and estimates that affect reported amounts and disclosures are as follows:
Allowance for loan losses
Allowances for loan losses are made to reserve for estimated losses in outstanding loans for which there is any doubt about the borrower’s capacity to repay the principal and/or the interest. The allowance for loan losses is intended to adjust the value of the Group’s loan assets for probable credit losses as of the balance sheet date. Allowances are determined through a combination of specific reviews, statistical modeling and estimates. Certain aspects require judgements, such as the identification of loans that are deteriorating, the determination of the probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see note 19 to our consolidated financial statements.
Fair value of financial instruments
For financial instruments that are actively traded and have quoted market prices or parameters readily available, there is little to no subjectivity to determine fair value. When observable market prices and parameters do not exist, management judgement is necessary to estimate fair value.
Where no active market exists, or quoted prices are unobtainable, the fair value is estimated using a variety of valuation techniques, including discounted cash flow and other pricing models. Input to pricing models are generally taken from reliable external data sources. The models used are validated prior to use by staff independent to the initial selection or creation of the model. The degree of management judgement involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market parameters. Other factors that could affect estimates are incorrect model assumptions, market dislocations and unexpected correlation. We believe our estimates of fair value are adequate. However, the use of different models or assumptions could result in changes in our reported results. For a further discussion on the use of fair values and the impact of applying reasonable possible alternative assumptions as inputs, see note 38 to our consolidated financial statements.
Assessment of risk and rewards
When considering the recognition and derecognition of assets or liabilities, and the consolidation and deconsolidation of subsidiaries, the Group is required to use judgment in assessing risk and rewards. Although management uses its best knowledge of current events and actions in making assessments of risk and rewards, actual risks and rewards may ultimately differ.
Pension and post-retirement benefits
Significant pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent within these calculations are assumptions including: discount rates, salary increases and the expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, the return on assets or other factors. For a further discussion on the underlying assumptions, see note 28 to our consolidated financial statements.
Goodwill and intangible assets
Goodwill is not amortised but is subject to an annual test for impairment or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The initial recognition and measurement of goodwill and other intangibles, and subsequent impairment analysis, requires management to make subjective judgements concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviours and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. Other intangibles are systematically amortised over their estimated useful lives, and are subject to impairment if events or circumstances indicate a possible inability to realise their carrying amount.
Basis of consolidation
The consolidated financial statements are prepared annually for the Group for the year ended 31 December and include the parent company and its controlled subsidiaries as well as joint ventures on a proportionate share basis. The financial statements of the subsidiaries are prepared for the same reporting year using consistent accounting policies.
Subsidiaries
Subsidiaries are those enterprises controlled by the Group. Control is deemed to exist when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The existence and effect of potential voting rights that are presently exercisable or convertible are taken into account when assessing whether control exists. The Group sponsors the formation of entities, including certain special purpose entities, which may or may not be directly owned, for the purpose of asset securitisation transactions and other narrow and well-defined objectives. Particularly in the case of securitisations these entities may acquire assets from other Group companies. Some of these entities hold assets that are not available to meet the claims of creditors of the Group or any of its subsidiaries. Such entities are consolidated in the Group’s financial statements when the substance of the relationship between the Group and the entity indicates that control is held by the Group.
The financial statements of subsidiaries and special purpose entities are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
Equity attributable to minority interests is shown separately in the consolidated balance sheet as part of total equity and current period profit or loss attributable to minority interests are presented as an attribution of profit for the year.
Business combinations
IFRS 3 ‘Business combinations’ was adopted for all business combinations that took place after 1 January 2004. Goodwill on acquisitions prior to this date was charged against equity. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group’s share of the fair value of the identifiable net assets (including certain contingent liabilities) acquired is recorded as goodwill.
In a step acquisition, where control is obtained in stages, all assets and liabilities of the acquired subsidiary, excluding goodwill, are adjusted to their fair values at the date of the latest share acquisition transaction. Fair value adjustments relating to existing holdings are recorded directly in equity.
As a consequence of measuring all the acquired assets and liabilities at fair value, minority interests are calculated by reference to these fair values.
Investments in associates
Associates are those enterprises in which the Group has significant influence (this is generally demonstrated when the Group holds between 20% and 50% of the voting rights), but not control, over the operating and financial policies.
If significant influence is held in a Private Equity portfolio the investment is designated to be held at fair value with changes through income, consistent with the management basis for such investments.
Other investments in which significant influence is held, including the Group’s strategic investments, are accounted for using the ‘Net equity method’ and presented as ‘Equity accounted investments’. Under this method the investment is initially recorded at cost and subsequently increased (or decreased) for post acquisition net income (or loss), other movements impacting the equity of the investee and any adjustments required for impairment. When the Group’s share of losses exceeds the carrying amount of the investment, the carrying amount is reduced to zero, including any other unsecured receivables, and recognition of further losses is discontinued except to the extent that the Group has incurred obligations or made payments on behalf of the investee.

Jointly controlled entities
Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of these enterprises’ assets, liabilities, equity, income and expenses on a line-by-line basis, from the date on which joint control commences until the date on which joint control ceases.
Non-current assets held for sale and discontinued operations
Non-current assets and/or businesses are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction planned to occur within 12 months, rather than through continuing use. Held for sale assets are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of a business held for sale are separately presented.
The results of discontinued operations (an operation that represents a separate major line of business or a geographical area of operation) are presented in the income statement as a single amount comprising the net profit and/or net loss of the discontinued operation and the after tax gain or loss realised on disposal. Comparative income statement data is re-presented if in the current period an activity qualifies as discontinuing and qualifies for separate presentation.
Private equity
Investments of a private equity nature controlled by the Group are consolidated. All other investments of a private equity nature are designated at fair value through income.
Transactions eliminated on consolidation
Intra-group balances and transactions, and any related unrealised gains, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the enterprise. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.
Summary of significant accounting policies
Currency translation differences
The financial performance of the Group’s foreign operations (conducted through branches, subsidiaries, associates and joint ventures) is reported using the currency (‘functional currency’) that best reflects the economic substance of the underlying events and circumstances relevant to that entity.
Transactions in a currency that differs from the functional currency of the transacting entity are translated into the functional currency at the foreign exchange rate at transaction date. Accruals and deferrals are translated using the foreign exchange rate on the last day of the month to which the results relate. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities accounted for at cost, if denominated in foreign currency, are translated at the foreign exchange rate prevailing at the date of initial recognition.
Currency translation differences on all monetary financial assets and liabilities are included in foreign exchange gains and losses in income. Translation differences on non-monetary items (such as equities) held at fair value through income are also reported through income and, for those classified as available-for-sale, directly in equity within ‘Net unrealised gains and losses on available-for-sale assets’.
The assets and liabilities of foreign operations, including goodwill and purchase accounting adjustments, are translated to the Group’s presentation currency, the euro, at the foreign exchange rates prevailing at the balance sheet date. The income and expenses of foreign operations are translated to the euro at the rates prevailing at the end of the month. Currency translation differences arising on these translations are recognised directly in equity (’currency translation account’). Exchange differences recorded in equity, arising after transition to IFRS on 1 January 2004, are included in the income statement on disposal or partial disposal of the operation.

Fiduciary activities
The Group commonly acts as trustee and in other fiduciary capacities that entail either the holding or placing of assets on behalf of individuals, trusts or other institutions. These assets are not assets of the Group and are therefore not included in these financial statements.
Income statement
Interest income and expenses
Interest income and expense is recognised in the income statement using the effective interest rate method. The application of this method includes the amortisation of any discount or premium or other differences, including transaction costs and qualifying fees and commissions, between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis. This item also includes interest income and expense in relation to trading balances.
Fee and commission income
Fees and commissions are recognised as follows:

•	Fees and commissions generated as an integral part of negotiating and arranging a funding transaction with customers, such as the issuance of loans are included in the calculation of the effective interest rate and are included in interest income and expense

•	Fees and commissions generated for transactions or discrete acts are recognised when the transaction or act is completed

•	Fees and commissions dependent on the outcome of a particular event or contingent upon performance are recognised when the relevant criteria have been met

•	Service fees are typically recognised on a straight-line basis over the service contract period; portfolio and other management advisory and service fees are recognised based on the applicable service contracts

•	Asset management fees related to investment funds are also recognised over the period the service is provided. This principle is also applied to the recognition of income from wealth management, financial planning and custody services that are provided over an extended period.
Net trading income
Net trading income includes gains and losses arising from changes in the fair value and disposal of financial assets and liabilities held for trading and includes dividends received from trading instruments. Interest income or expenses on trading assets or liabilities are included within interest income or expense.
Results from financial transactions
Results from financial transactions include gains and losses on the sale of non-trading financial assets and liabilities, ineffectiveness of certain hedging programmes, the change in fair value of derivatives used to hedge credit risks that are not included in hedge accounting relationships, fair value changes relating to assets and liabilities designated at fair value through income and changes in the value of any related derivatives. Dividend income from non-trading equity investments is recognised when entitlement is established.
Other operating income
Development property income is first recognised when the outcome of a construction contract can be estimated reliably after which contract income and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed by reference to the phases of work performed. An expected loss on a contract is recognised immediately in the income statement.
Rental income from investment property is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

Income from insurance activities is presented net of direct costs and provisions required for the insured risk.
Earnings per share
Earnings per share is calculated by dividing the profit attributable to shareholders of the parent company from continuing and discontinuing operations by the average number of shares in issuance during the year. Fully diluted earnings per share is calculated taking into account all dilutive instruments, including options and employee share plans, in issuance at the balance sheet date.
Segment reporting
Business segments are the primary reporting segments and are grouped by the nature of risks and rewards assessed by reference to product and service characteristics. Geographical segments are grouped based on a combination of proximity, relationships between operations and economic and currency similarities. Geographical data is presented according to the location of the transacting Group entity.
Financial assets and liabilities
Measurement classifications
The Group classifies its financial assets and liabilities into the following measurement (’valuation’) categories:
Financial instruments held for trading are those that the Group holds primarily for the purpose of short-term profit-taking. These include shares, interest earning securities, and liabilities from short sales of financial instruments.
Derivatives are financial instruments that require little or no initial net investment, with future settlements dependent on a reference benchmark index, rate or price (such as interest rates or equity prices). Changes in expected future cash flows in response to changes in the underlying benchmark determine the fair value of derivatives. All derivatives are recorded in the balance sheet at fair value. Changes in the fair value of derivative instruments are recorded in income, except when designated in cash flow or net investment hedge relationship (see hedging below).
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They generally arise when the Group provides money or services directly to a customer with no intention of trading or selling the loan.
Held-to-maturity assets are non-derivative financial assets quoted on an active market with fixed or determinable payments (i.e. debt instruments) and a fixed maturity that the Group has the intention and ability to hold to maturity.
Designated at fair value through income are financial assets and financial liabilities that the Group upon initial recognition (or on transition to IFRS on 1 January 2004) designates to be measured at fair value with changes reported in income. Such a designation is done if:

•	The instrument includes an embedded derivative that would otherwise require separation. This applies to certain structured notes issued with hybrid features. Fair value measurement also helps to achieve offset against changes in the value of derivatives and other fair value positions used to economically hedge these notes.

•	The designation eliminates or significantly reduce a measurement inconsistency that would otherwise arise. In this regard unit-linked investments held for the account and risk of policyholders and the related obligation to policyholders are designated at fair value with changes through income.

•	It relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis. This is applied to equity investments of a private equity nature and mortgages that are originated held for sale by our business in North America.
Available-for-sale assets include interest earning assets that have either been designated as available for sale or do not fit into one of the categories described above. Equity investments held without significant influence, which are not held for trading or elected to fair value through income are classified as available-for-sale.

Non-trading financial liabilities that are not designated at fair value through income are measured at amortised cost.
Recognition and derecognition
Traded instruments are recognised on trade date, defined as the date on which the Group commits to purchase or sell the underlying instrument. Where settlement terms are non-standard the commitment is accounted for as a derivative between trade and settlement date. Loans and receivables are recognised when they are acquired or funded by the Group and derecognised when settled. Issued debt is recognised when issued and deposits are recognised when the cash is deposited with the Group. Other financial assets and liabilities, including derivatives, are recognised in the balance sheet when the Group becomes party to the contractual provisions of the asset or liability.
Financial assets are generally derecognised when the Group loses control or the ability to obtain benefits over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are fully transferred. If a servicing function is retained, which is profitable, a servicing asset is recognised. A financial liability is derecognised when the obligations specified in the contract are discharged, are cancelled or expire.
Financial instruments continue to be recognised in the balance sheet, and a liability recognised for the proceeds of any related funding transaction, unless a fully proportional share of all or specifically identified cash flows are transferable to the lender without material delay and the lenders claim is limited to those cash flows, in which case that proportion of the asset is derecognised, or substantially all the risks and returns and control associated with the financial instruments have been transferred in which case the assets are derecognised in full.
The Group derecognises financial liabilities when settled or if the Group repurchases its own debt. The difference between the former carrying amount and the consideration paid is included in results on financial transactions in income. Any subsequent resale is treated as a new issuance.
The Group securitises various consumer and commercial financial assets. This process generally necessitates a sale of these assets to a special purpose entity (SPE), which in turn issues securities to investors. The Group’s interests in securitised assets may be retained in the form of senior or subordinated tranches, issued guarantees, interest-only strips or other residual interests, together referred to as retained interest. In many cases these retained interests are significant, such that the SPE is consolidated, and the securitised assets continue to be recognised in the consolidated balance sheet.
Measurement
All trading instruments and financial assets and liabilities designated at fair value are measured at fair value, with transaction costs related to the purchase as well as fair value changes taken to income directly.
All derivatives are recorded in the balance sheet at fair value with changes recorded through income unless the derivative qualifies for cash flow hedging accounting.
Available-for-sale assets are held at fair value with unrealised gains and losses recognised directly in equity, net of applicable taxes. Premiums, discounts and qualifying transaction costs of interest earning available-for-sale assets are amortised to income on an effective interest rate basis. When available-for-sale assets are sold, collected or impaired the cumulative gain or loss recognised in equity is transferred to results from financial transactions in income.
All other financial assets and liabilities are initially measured at cost including directly attributable incremental transaction costs. They are subsequently valued at amortised cost using the effective interest rate method. Through use of the effective interest rate method, premiums and discounts, including qualifying transaction costs, included in the carrying amount of the related instrument are amortised over the period to maturity or expected prepayment on the basis of the instrument’s original effective interest rate.
When available, fair values are obtained from quoted market prices in liquid markets. Where no active market exists, or quoted prices are unobtainable, the fair value is estimated using a variety of valuation techniques — including discounted cash flow and other pricing models. Inputs to pricing models are generally market-based when available and taken from reliable external data sources. The models used are validated prior to the use for financial reporting by staff independent of the initial selection or creation of the model. Where inputs cannot be reliably sourced from external providers, the initial recognition value of a financial asset or liability is taken to be the settled value at trade inception. The initial change in fair value indicated by the valuation technique is then released to income at appropriate points over the life of the instrument (typically taking account of the ability to obtain reliable external data, the passage of time and the use of offsetting transactions). Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate applied is a market-related rate at the balance sheet date for an instrument with similar terms and conditions Fair values include appropriate adjustments to reflect the credit quality of the instrument.
Professional securities transactions
Securities borrowing and securities lending transactions are generally entered into on a collateralised basis, with securities usually advanced or received as collateral. The transfer of the securities themselves is not reflected on the balance sheet unless the risks and rewards of ownership are also transferred. If cash is advanced or received, securities borrowing and lending activities are recorded at the amount of cash advanced (included in loans and receivables) or received (due to banks or customers). The market value of the securities borrowed and lent is monitored on a daily basis, and the collateral levels are adjusted in accordance with the underlying transactions. Fees and interest received or paid are recognised on an effective interest basis and recorded as interest income or interest expense.
Sale and repurchase transactions involve purchases (sales) of investments with agreements to resell (repurchase) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognised. The amounts paid are recognised in loans and receivables to either banks or customers. The receivables are shown as collateralised by the underlying security. Investments sold under repurchase agreements continue to be recognised in the balance sheet. The proceeds from the sale of the investments are reported as liabilities to either banks or customers. The difference between the sale and repurchase price is recognised over the period of the transaction and recorded as interest income or interest expense.
Netting and collateral
The Group enters into master netting arrangements with counterparties wherever possible, and when appropriate, obtains collateral. If the Group has the right on the grounds of either legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, these are offset and the net amount is reported in the balance sheet. Due to differences in the timing of actual cash flows, derivatives with positive and negative fair values are generally not netted, even if they are held with the same counterparty.
Hedge accounting
The Group uses derivative instruments to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies fair value, cash flow or net investment hedging to qualifying transactions that are documented as such at inception.
The hedged item can be an asset, liability, highly probable forecasted transaction or net investment in a foreign operation that (a) exposes the entity to risk of changes in fair value or future cash flows and (b) is designated as being hedged. The risk being hedged (the ‘hedged risk’) is typically changes in interest rates or foreign currency rates. The Group also enters into credit risk derivatives (sometimes referred to as ‘credit default swaps’) for managing portfolio credit risk. However these are generally not included in hedge accounting relationships.
Both at the inception of the hedge and on an ongoing basis, the Group formally assesses whether the derivatives used in its hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of the hedged item, by assessing and measuring whether changes in the fair value or cash flows of the hedged item are offset by the changes in the fair value or cash flows of the hedging instrument, within the range of 80% to 125%.
Hedge ineffectiveness represents the amount by which the changes in the fair value of the derivative differ from changes in the fair value of the hedged item in a fair value hedge, or the amount by which the changes in the fair value of the derivative are in excess of the fair value change of the expected cash flow in a cash flow hedge. Hedge ineffectiveness and gains and losses on components of a derivative that are excluded from the assessment of hedge effectiveness are recorded directly in income.

The Group discontinues hedge accounting when the hedge relationship has ceased to be effective or is no longer expected to be effective, or when the derivative or hedged item is sold or otherwise terminated.
Fair value hedges
Where a derivative financial instrument hedges the exposure to changes in the fair value of recognised or committed assets or liabilities, the hedged item is adjusted in relation to the risk being hedged. Gains or losses on remeasurement of both the hedging instrument and the hedged item are recognised in the income statement, typically within results from financial transactions. For hedges of mortgage service rights any hedging ineffectiveness is recorded in other income.
When a fair value hedge of interest rate risk is terminated, any fair value adjustment to the carrying amount of the hedged asset or liability is amortised to income over the original designated hedging period or taken directly to income if the hedged item is sold, settled or impaired.
Cash flow hedges
When a derivative financial instrument hedges the exposure to variability in the cash flows from recognised assets, liabilities or anticipated transactions, the effective part of any gain or loss on remeasurement of the hedging instrument is recognised directly in equity. When a cash flow hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss recognised in equity remains in equity.
The cumulative gain or loss recognised in equity is transferred to the income statement at the time when the hedged transaction affects net profit or loss and included in the same line item as the hedged transaction. In the exceptional case that the hedged transaction is no longer expected to occur, the cumulative gain or loss recognised in equity is recognised in the income statement immediately.
Hedge of a net investment in a foreign operation
The Group uses foreign currency derivatives and currency borrowings to hedge various net investments in foreign operations. For such hedges, currency translation differences arising on translation of the currency of these instruments to euro are recognised directly in the currency translation account in equity, insofar as they are effective.
Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are recognised if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’) and that event adversely impacts estimated future cash flows of the financial asset or the portfolio.
Loans and receivables
An indication that a loan may be impaired is obtained through the Group’s credit review processes, which include monitoring customer payments and regular loan reviews at least every 6 or 12 months depending on the obligors’ creditworthiness.
The Group first assesses whether objective evidence of impairment exists for loans (including any related facilities and guarantees) that are individually significant, and individually or collectively for loans that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, it includes the asset in a portfolio of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are evaluated individually for impairment are not included in a collective assessment of impairment.
Indications that there is a measurable decrease in estimated future cash flows from a portfolio of loans, although the decrease cannot yet be identified with the individual loans in the portfolio, include adverse changes in the payment status of borrowers in the portfolio and national or local economic conditions that correlate with defaults in the portfolio.
The amount of impairment loss is measured as the difference between the loan’s carrying amount and the present value of estimated future cash flows discounted at the loan’s original effective interest rate.

The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement line loan impairment and other credit risk provisions.
The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that are likely to result from foreclosure less costs for obtaining and selling the collateral.
Future cash flows of a group of loans that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the loans in the portfolio and historical loss experience for loans with credit risk characteristics similar to those in the Group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the historical data and to remove the effects of conditions in the historical data that do not currently exist.
The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The impact of changes in estimates and recoveries is recorded in the income statement line loan impairment and other credit risk provisions.
Following impairment, interest income is recognised using the original effective rate of interest. When a loan is deemed no longer collectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement line loan impairment and other credit risk provisions. Assets acquired in exchange for loans to achieve an orderly realisation are reflected in the balance sheet as a disposal of the loan and an acquisition of a new asset, initially booked at fair value.
Other financial assets
In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement within results on financial transactions.
Held to maturity and available-for-sale debt investments are assessed and any impairment is measured on an individual basis, consistent with the methodology applied to loans and receivables.
Property and equipment
Own use assets
Property and equipment is stated at cost less accumulated depreciation and any amount for impairment. If an item of property and equipment is comprised of several major components with different useful lives, each component is accounted for separately. Additions and subsequent expenditures (including accrued interest) are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. Expenditure incurred to replace a component of an asset is separately capitalised and the replaced component is written off. Other subsequent expenditure is capitalised only when it increases the future economic benefit of the item of property and equipment. All other expenditure, including maintenance, is recognised in the income statement as incurred. When an item of property and equipment is retired or disposed, the procedures have been completed and the difference between the carrying amount and the disposal proceeds net of costs is recognised in other operating income.
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property and equipment, and major components that are accounted for separately. The Group generally uses the following estimated useful lives:

•	Land	not depreciated
•	Buildings	25 to 50 years
•	Equipment	5 to 12 years
•	Computer installations	2 to 5 years.
Software, presented as an intangible asset, is amortised over 3-7 years.

Depreciation rates and residual values are reviewed at least annually to take into account any change in circumstances. Capitalised leasehold improvements are depreciated in a manner that takes into account the term and renewal conditions of the related lease.
Development property
The majority of the Group’s development and construction activities are undertaken for immediate sale or as part of a pre-agreed contractual arrangement. Property developed under a pre-agreed contractual arrangement is stated at cost plus profit recognisable to date less a provision for any foreseeable losses and less progress billings. Cost includes all expenditure (including accrued interest) related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity. The specific components of development property are accounted for as follows.
Building and development sites are carried at cost including allocated interest and additional expenses for purchasing the site and making them ready for development. No interest is allocated to land which has not been zoned for a particular purpose, if there is no certainty that the land will be built on. Any provision deemed necessary for expected losses on sale is deducted from the carrying value of the site.
Work in progress relates to commercial property projects, as well as to unsold residential property under construction or preparation. Work in progress is carried at the costs incurred plus allocated interest and net of any provisions as required. Progress instalments invoiced to buyers and principals are deducted from work in progress. The profit and loss is recognised in accordance with the percentage of completion method. Until sold, commercial and residential developments are carried at cost of production net of any required provisions. If a decision is taken to retain an unsold property it is classified as investment property.
Investment property
Investment property is carried at fair value based on current market prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit and loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease, with lease incentives granted recognised as an integral part of the rental income.
Leasing
As lessee: most of the leases that the Group has entered into are classified as operating leases (including property rental). The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense. When it is anticipated that an operating lease will be terminated or vacated before the lease period has expired, the lesser of any penalty payments required and the remaining payments due once vacated (less sub-leasing income) is recognised as an expense.
As lessor: assets subject to operational leases are included in property and equipment. The asset is depreciated on a straight-line basis over its useful life to its estimated residual value. Leases where the Group transfers substantially all the risks and rewards resulting from ownership of an asset to the lessee are classified as finance leases. A receivable at an amount equal to the present value of the lease payments, using the implicit interest rate, including any guaranteed residual value, is recognised. Finance lease receivables are included in loans and receivables to customers.
Intangible assets
Goodwill
Goodwill is capitalised and represents the excess of the cost of an acquisition over the fair value of the Group’s share of the acquired entity’s net identifiable assets at the date of acquisition. For the purpose of calculating goodwill, the fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. Any change in the assessed fair value of acquired assets and liabilities at the time of acquisition identified within one year following the acquisition are corrected against goodwill. Any revisions identified after one year are recorded in income.

Goodwill on the acquisition of equity accounted investments is included in the carrying amount of the investment.
Gains and losses on the disposal of an entity, including equity accounted investments, are determined as the difference between the sale proceeds and the carrying amount of the entity including related goodwill and any currency translation differences recorded in equity.
Software
Costs that are directly associated with identifiable and software products that are controlled by the Group, and likely to generate future economic benefits exceeding these costs, are recognised as intangible assets. Direct costs include staff costs of the software development team. Expenditure that enhances or extends the performance of computer software beyond its original specification is recognised as a capital improvement and added to the original cost of the software. Software is amortised over 3-7 years.
Costs associated with maintaining computer software programmes are recognised as an expense as incurred.
Mortgage servicing rights
Mortgage servicing rights (MSRs) represent the right to a stream of fee-based cash flows and an obligation to perform specified mortgage servicing activities. MSRs are initially recorded at fair value and amortised over the estimated future net servicing income stream of the underlying mortgages. The duration of the income stream relating to these servicing rights is dependent on the pre-payment behaviour of the customer, which is influenced by a number of factors including interest rate expectations. MSR assets are subject to hedging under a fair value hedge programme designed to limit the Group’s exposure to changes in the fair value of the MSR. The change in the fair value of the hedged MSRs and the change in the fair value of the hedging derivatives are included as part of mortgage banking income within other operating income.
Other intangible assets
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and any adjustment for impairment losses. Other intangible assets are comprised of separately identifiable items arising from acquisition of subsidiaries, such as customer relationships, and certain purchased trademarks and similar items. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible asset.
Impairment of property and equipment and intangible assets
Property and equipment and intangibles are assessed at each balance sheet date or more frequently, to determine whether there is any indication of impairment. If any such indication exists, the assets are subject to an impairment review. Regardless of any indications of potential impairment, the carrying amount of goodwill is subject to a detailed impairment review at least annually.
An impairment loss is recognised whenever the carrying amount of an asset that generates largely independent cash flows or the cash-generating unit to which it belongs exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. When conducting impairment reviews, particularly for goodwill, cash-generating units are the lowest level at which management monitors the return on investment on assets.
Impairment losses are recognised in the income statement as a component of depreciation and amortisation expense. An impairment loss with respect to goodwill is not reversible. Other impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.
Pension and other post-retirement benefits
For employees in the Netherlands and the majority of staff employed outside the Netherlands, pension or other retirement plans have been established in accordance with the regulations and practices of the countries in question. Separate pension funds or third parties administer most of these plans. The plans include both defined contribution plans and defined benefit plans.
Defined contribution plans
In the case of defined contribution plans, contributions are charged directly to the income statement in the year to which they relate.
Defined benefit plans
The net obligations under defined benefit plans are regarded as the Group’s own commitments regardless of whether these are administered by a pension fund or in some other manner. The net obligation of each plan is determined as the difference between the benefit obligations and the plan assets. Defined benefit plan pension commitments are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, the present value of pension commitments is determined on the basis of the number of active years of service up to the balance sheet date and the estimated employee salary at the time of the expected retirement date, and is discounted using the market rate of interest on high-quality corporate bonds. The plan assets are measured at fair value.
Pension costs for the year are established at the beginning of the year based on the expected service and interest costs and the expected return on the plan assets, plus the impact of any current period curtailments or plan changes. Differences between the expected and the actual return on plan assets, as well as actuarial gains and losses, are only recognised as income or expense when the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting year exceed 10% of the greater of the commitments under the plan and the fair value of the related plan assets. The part that exceeds 10% is recognised in income over the expected remaining years of service of the employees participating in the plans. Differences between the pension costs determined in this way and the contributions payable are accounted for as provisions or prepayments. Commitments relating to early retirement of employees are treated as pension commitments.
When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period relate until the benefits become vested. To the extent that the benefits vest immediately, the past service cost is recognised immediately in the income statement.
Other post-retirement benefits
The Group’s net obligation with respect to long-term service benefits and post-retirement healthcare is the amount of future benefit that employees have earned in return for their service in current and prior periods. The obligation is calculated using the projected unit credit method. It is then discounted to its present value and the fair value of any related assets is deducted.
Share-based payments to employees
The Group engages in equity and cash settled share-based payment transactions in respect of services received from certain of its employees. The cost of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost related to the shares or share options granted is recognised in the income statement over the period that the services of the employees are received, which is the vesting period, with a corresponding credit in equity for equity settled schemes and a credit in liabilities for cash settled schemes.
The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the volatility of the ABN AMRO share price over the life of the option and the terms and conditions of the grant. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services, so that ultimately the amount cumulatively recognised in the income statement shall reflect the number of shares or share options that eventually vest. Where vesting conditions are related to market conditions, these are fully reflected in the fair value initially determined at grant date and as a result, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

Provisions
A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of time value is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market rates and, where appropriate, the risks specific to the liability.
A provision for restructuring is recognised when an obligation exists. An obligation exists when the Group has approved a detailed plan and has raised a valid expectation in those affected by the plan by starting to implement the plan or by announcing its main features. Future operating costs are not provided for.
Provisions for insurance risks are determined by actuarial methods, which include the use of statistics, interest rate data and settlement costs expectations.
Other liabilities
Obligations to policyholders, whose return is dependent on the return of unit linked investments recognised in the balance sheet, are measured at fair value with changes through income.
Income taxes — current and deferred
Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The future tax benefit of income tax losses available for carry forward is recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.
Deferred tax is recognised for qualifying temporary differences. Temporary differences represent the difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The most significant temporary differences arise from the revaluation of certain financial assets and liabilities including derivative contracts, allowances for loan impairment, provisions for pensions and business combinations. The following differences are not provided for: capitalised goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries and associates, to the extent that they will probably not reverse in the foreseeable future and the timing of such reversals is controlled by the Group. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.
Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and liability simultaneously.
Issued debt and equity securities
Issued debt securities are recorded on an amortised cost basis using the effective interest rate method, unless they are of a hybrid/structured nature and designated to be held at fair value through income.
Issued financial instruments or their components are classified as liabilities where the substance of the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset or to satisfy the obligation other than by the exchange of a fixed number of equity shares. Preference shares that carry a non-discretionary coupon or are redeemable on a specific date or at the option of the holder are classified as liabilities. The dividends and fees on preference shares classified as a liability are recognised as interest expense.
Issued financial instruments, or their components, are classified as equity when they do not qualify as a liability and represent a residual interest in the assets of the Group. Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument’s initial value the fair value of the liability component.

Dividends on ordinary shares and preference shares classified as equity are recognised as a distribution of equity in the period in which they are approved by shareholders.
Share capital
Incremental external costs directly attributable to the issue of new shares are deducted from equity net of any related income taxes.
When share capital recognised as equity is repurchased, the amount of the consideration paid, including incremental directly attributable costs net of income taxes, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity. Where such shares are subsequently sold or reissued, any consideration received is added to shareholders’ equity.
Other equity components
Currency translation account
The currency translation account is comprised of all currency differences arising from the translation of the financial statements of foreign operations net of the translation impact on liabilities or foreign exchange derivatives held to hedge the Group’s net investment. These currency differences are included in income on disposal or partial disposal of the operation.
Cash flow hedging reserve
The cash flow hedging reserve is comprised of the effective portion of the cumulative change in the fair value of cash flow hedging derivatives, net of taxes, where the hedged transaction has not yet occurred.
Net unrealised gains and losses on available-for-sale assets
In this component, gains and losses arising from a change in the fair value of available-for-sale assets are recognised, net of taxes. When the relevant assets are sold, impaired or otherwise disposed of, the related cumulative gain or loss recognised in equity is transferred to the income statement.
Collectively, the cash flow hedging reserve and the available-for-sale reserve are sometimes referred to as special components of equity.
Cash flow statement
Cash and cash equivalents for the purpose of the cash flow statement include cash in hand, deposits available on demand with central banks and net credit balances on current accounts with other banks.
The cash flow statement, based on the indirect method of calculation, gives details of the source of cash and cash equivalents which became available during the year and the application of these cash and cash equivalents over the course of the year. The cash flows are analysed into cash flows from operations, including banking activities, investment activities and financing activities. Movements in loans and receivables and inter-bank deposits are included in the cash flow from operating activities. Investment activities are comprised of acquisitions, sales and redemptions in respect of financial investments, as well as investments in and sales of subsidiaries and associates, property and equipment. The issuing of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.
Future changes in accounting policies
IFRS standards not yet effective
IFRS 7 was issued in August 2005 and is effective for annual reporting periods beginning on or after 1 January 2007. It requires entities to provide additional disclosures on financial instruments within their financial statements but does not change the recognition and measurement rules of these financial instruments.
IFRS 8 was issued in November 2006 and is effective for annual reporting periods beginning on or after 1 January 2009. The standard replaces IAS 14 ‘Segment Reporting’ in setting out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The Group plans to adopt IFRS 8 in 2007.
IFRIC Interpretations not yet effective
IFRIC interpretation 8 ‘Scope of IFRS 2’ was issued in January 2006 and is required to be applied for financial years beginning on or after 1 May 2006. It requires IFRS ‘2 Share-based Payment’ to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value. As equity instruments are only issued to employees in accordance with the employee share scheme, the interpretation has no impact on the financial position or results of the Group.
IFRIC interpretation 9 ‘Reassessment of Embedded Derivatives’ was issued in March 2006 and becomes effective for financial years beginning on or after 1 June 2006. This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract with reassessment only if there is a change to the contract that significantly modifies the cash flows. This interpretation is consistent with our accounting policies and thus will have no impact on the Group’s financial statements when implemented in 2007.
IFRIC interpretation 10 ‘Interim Financial Reporting & Impairment’ was issued in July 2006 and becomes effective for financial years beginning on or after 1 November 2006. It states that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The adoption of this interpretation will have no impact on the financial position or results of the Group.
IFRIC interpretation 11 ‘Group & Treasury Share Transactions’ was issued in November 2006 and becomes effective for financial years beginning on or after 1 March 2007. The interpretation provides further guidance on the implementation of IFRS 2 ‘Share-based Payment’. The Group is still evaluating the effect of this interpretation for implementation in 2008.

Consolidated income statement for the year ended 31 December

	2006	2005	2004

	€m	€m	€m
Interest income	37,698	29,645	24,528
Interest expense	27,123	20,860	16,003

Net interest income 3	10,575	8,785	8,525

Fee and commission income	7,127	5,572	5,185
Fee and commission expense	1,065	881	700

Net fee and commission income 4	6,062	4,691	4,485

Net trading income 5	2,979	2,621	1,309
Results from financial transactions 6	1,087	1,281	905
Share of result in equity accounted investments 20	243	263	206
Other operating income 7	1,382	1,056	745
Income of consolidated private equity holdings 41	5,313	3,637	2,616

Operating income	27,641	22,334	18,791

Personnel expenses 8	8,641	7,225	7,550
General and administrative expenses 9	7,057	5,553	4,747
Depreciation and amortisation 10	1,331	1,004	1,218
Goods and materials of consolidated private equity holdings 41	3,684	2,519	1,665

Operating expenses	20,713	16,301	15,180

Loan impairment and other credit risk provisions 19	1,855	635	607

Total expenses	22,568	16,936	15,787

Operating profit before tax	5,073	5,398	3,004
Income tax expense 12	902	1,142	715

Profit from continuing operations	4,171	4,256	2,289

Profit from discontinued operations net of tax 45	609	187	1,651

Profit for the year	4,780	4,443	3,940

Attributable to:
Shareholders of the parent company	4,715	4,382	3,865
Minority interests	65	61	75

Earnings per share attributable to the shareholders of the parent company (in euros) 13
From continuing operations
Basic	2.18	2.33	1.34
Diluted	2.17	2.32	1.34
From continuing and discontinued operations
Basic	2.50	2.43	2.33
Diluted	2.49	2.42	2.33
Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheet at 31 December

	2006	2005

	€m	€m
Assets
Cash and balances at central banks 14	12,317	16,657
Financial assets held for trading 15	205,736	202,055
Financial investments 16	125,381	123,774
Loans and receivables — banks 17	134,819	108,635
Loans and receivables — customers 18	443,255	380,248
Equity accounted investments 20	1,527	2,993
Property and equipment 21	6,270	8,110
Goodwill and other intangible assets 22	9,407	5,168
Assets of businesses held for sale 45	11,850	—
Accrued income and prepaid expenses	9,290	7,614
Other assets 23	27,212	25,550

Total assets	987,064	880,804

Liabilities
Financial liabilities held for trading 15	145,364	148,588
Due to banks 24	187,989	167,821
Due to customers 25	362,383	317,083
Issued debt securities 26	202,046	170,619
Provisions 27	7,850	6,411
Liabilities of businesses held for sale 45	3,707	—
Accrued expenses and deferred income	10,640	8,335
Other liabilities 29	21,977	18,723

Total liabilities (excluding subordinated liabilities)	941,956	837,580
Subordinated liabilities 31	19,213	19,072

Total liabilities	961,169	856,652

Equity
Share capital 32	1,085	1,069
Share premium	5,245	5,269
Treasury shares	(1,829)	(600)
Retained earnings	18,599	15,237
Net gains/(losses) not recognised in the income statement	497	1,246

Equity attributable to shareholders of the parent company	23,597	22,221
Equity attributable to minority interests	2,298	1,931

Total equity	25,895	24,152

Total equity and liabilities	987,064	880,804

Credit related contingent liabilities 35	51,279	46,021
Committed credit facilities 35	145,418	141,010
Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of changes in equity for the year ended 31 December

	2006	2005	2004

	€m	€m	€m
Share capital
Balance at 1 January	1,069	954	919
Issuance of shares	—	82	—
Exercised options and warrants	16	—	2
Dividends paid in shares	—	33	33

Balance at 31 December	1,085	1,069	954

Share premium
Balance at 1 January	5,269	2,604	2,549
Issuance of shares	—	2,611	—
Exercised options and conversion rights	—	—	48
Share-based payments	111	87	40
Dividends paid in shares	(135)	(33)	(33)

Balance at 31 December	5,245	5,269	2,604

Treasury shares
Balance at 1 January	(600)	(632)	(119)
Share buy back	(2,204)	32	(513)
Utilised for dividends paid in shares	832	—	—
Utilised for exercise of options and performance share plans	143	—	—

Balance at 31 December	(1,829)	(600)	(632)

Retained earnings*
Balance at 1 January	15,237	11,580	8,469
Profit attributable to shareholders of the parent company	4,715	4,382	3,865
Cash dividends paid to shareholders of the parent company	(807)	(659)	(694)
Dividends paid in shares to shareholders of the parent company	(656)	—	—
Other	110	(66)	(60)

Balance at 31 December	18,599	15,237	11,580

Equity settled own share derivatives
Balance at 1 January	—	—	(106)
Issuances and settlements	—	—	106

Balance at 31 December	—	—	—

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	842	(238)	—
Transfer to income statement relating to disposals	(7)	(20)	2
Currency translation differences	(427)	1,100	(240)

Subtotal — Balance at 31 December	408	842	(238)

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	1,199	830	572
Net unrealised gains/(losses) on available-for-sale assets	(233)	717	509
Net losses/(gains) reclassified to the income statement	(602)	(348)	(251)

Subtotal — Balance at 31 December	364	1,199	830

Cash flow hedging reserve
Balance at 1 January	(795)	(283)	(165)
Net unrealised gains/(losses) on cash flow hedges	735	(386)	106
Net losses/(gains) reclassified to the income statement	(215)	(126)	(224)

Subtotal — Balance at 31 December	(275)	(795)	(283)

Net gains/(losses) not recognised in the income statement at 31 December	497	1,246	309

Equity attributable to shareholders of the parent company at 31 December	23,597	22,221	14,815

Minority interest
Balance at 1 January	1,931	1,737	1,301
Additions	208	202	367
Reductions	—	(49)	—
Acquisitions/disposals	203	(136)	(30)
Profit attributable to minority interests	65	61	75
Currency translation differences	(46)	133	33
Other movements	(63)	(17)	(9)

Equity attributable to minority interests at 31 December	2,298	1,931	1,737

Total equity at 31 December	25,895	24,152	16,552

*	The proposed final dividend of EUR 0.60 per share for 2006 is not reflected in the movement table above and will be recorded in 2007 at the time of distribution.
The notes to the consolidated financial statements are an integral part of these statements

Consolidated statement of comprehensive income for the year ended 31 December

	2006	2005	2004

	€m	€m	€m
Profit attributable to shareholders of the parent company	4,715	4,382	3,865
Gains/(losses) not recognised in income:
Currency translation differences	(427)	1,100	(240)
Available-for-sale assets	(233)	717	509
Cash flow hedges	735	(386)	106

	75	1,431	375

Net unrealised (gains)/losses reclassified to income:
Currency translation differences relating to disposed subsidiaries	(7)	(20)	2
Available-for-sale assets	(602)	(348)	(251)
From cash flow hedging reserve	(215)	(126)	(224)

	(824)	(494)	(473)

Comprehensive income for the year	3,966	5,319	3,767

The statement of comprehensive income for the year presents all movements in equity attributable to shareholders of the parent company other than changes in issued share capital, distributions to shareholders and share buy backs.

Consolidated cash flow statement for the year ended 31 December

	2006	2005	2004

	€m	€m	€m
Operating activities
Profit for the year	4,780	4,443	3,940
Less: Profit from discontinued operations	609	187	1,651

Profit from continuing operations	4,171	4,256	2,289

Adjustments for significant non-cash items included in income
Depreciation, amortisation and impairment	1,331	1,004	1,218
Loan impairment losses	2,108	871	777
Share of result in equity accounted investments	(243)	(263)	(206)
Movements in operating assets and liabilities
Movements in operating assets 36	(77,392)	(105,368)	(119,343)
Movements in operating liabilities 36	64,981	80,461	98,722
Other adjustments
Dividends received from equity accounted investments	72	63	59

Net cash flows from operating activities from continuing operations	(4,972)	(18,976)	(16,484)

Net cash flows from operating activities from discontinued operations	314	200	437

Investing activities
Acquisition of investments	(180,228)	(142,423)	(78,760)
Sales and redemption of investments	172,454	129,811	76,338
Acquisition of property and equipment	(1,138)	(2,028)	(1,966)
Sales of property and equipment	255	1,063	1,131
Acquisition of intangibles (excluding goodwill and MSRs)	(800)	(431)	(335)
Sales of intangibles (excluding goodwill and MSRs)	12	9	50
Acquisition of subsidiaries and equity accounted investments	(7,449)	(1,702)	(276)
Disposal of subsidiaries and equity accounted investments	258	530	153

Cash flows from investing activities from continuing operations	(16,636)	(15,171)	(3,665)

Net cash flows from investing activities from discontinued operations	1,574	(14)	2,513

Financing activities
Issuance of subordinated liabilities	4,062	2,975	2,203
Repayment of subordinated liabilities	(4,430)	(1,664)	(2,690)
Issuance of other long-term funding	35,588	35,483	21,863
Repayment of other long-term funding	(14,343)	(6,453)	(6,180)
Proceeds from the issue of shares	—	2,491	—
Net (decrease)/increase in treasury shares	(2,061)	32	(513)
Other	276	92	334
Dividends paid	(807)	(659)	(694)

Net cash flows from financing activities from continuing operations	18,285	32,297	14,323

Net cash flows from financing activities from discontinued operations	—	(1,185)	2,422

Movement in cash and cash equivalents	(1,435)	(2,849)	(454)

Cash and cash equivalents at 1 January	6,043	8,603	9,016
Currency translation differences	264	289	41

Cash and cash equivalents at 31 December 36	4,872	6,043	8,603

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
(unless otherwise stated, all amounts are in millions of euros)

1.	Segment reporting
Segment information is presented in respect of the Group’s business. The primary format, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.
Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at an arm’s length.
Business segments
Below the business segments are detailed. In the ‘Business review’ chapter of the Annual Report more detailed descriptions of the activities of these segments have been included.
Netherlands
BU Netherlands serves a diverse client base that comprises consumer and commercial clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, a customer contact center and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities. The non-mortgage activities of Bouwfonds were sold during the year.
Europe (including Antonveneta)
BU Europe provides its consumer and commercial clients with a range of financial products and services. Its regional strategies and operations are closely aligned with those of ABN AMRO’s global BUs.
BU Europe combines activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa.
ABN AMRO acquired a majority stake in Antonveneta in January 2006 and launched a tender offer for the remaining shares on 27 February 2006. It acquired 100% of the bank in July 2006 after it exercised its right to purchase the shares it did not yet own following its tender offer.
Antonveneta is rooted in north-eastern Italy, and focuses on consumer and commercial mid-market clients.
North America
The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions, non-profit entities and municipalities in the US and Canada. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US.
Latin America
BU Latin America has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco Real representing the majority of the operations. In Brazil, Banco Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing.

Asia
ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories and is extending its branches and offices network. BU Asia’s client base includes commercial clients as well as consumer and private banking clients.
Global Clients
BU Global Clients serves a range of major corporate and institutional clients that demand sophisticated financial solutions customised to their specific needs.
BU Global Clients is organised around six hubs (Amsterdam, London, New York, Hong Kong, São Paulo and Sydney). The financial results of BU Global Clients also reflect the contribution of ABN AMRO Mellon, a joint venture with the Mellon Financial Corporation that provides global custody and value added services to institutional investors worldwide.
Private Clients
BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.
Asset Management
BU Asset Management is ABN AMRO’s global asset management business. BU Asset Management operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The institutional client business represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.
Private Equity
The business model of ABN AMRO’s Private Equity unit — branded as ABN AMRO Capital — involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity gains the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium sized Dutch companies (’participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia.
Group Functions, including Group Services
Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practices, innovation and positioning to public authorities, and binds the bank together in both an operational and cultural sense.
Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risks of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio and records any related profits or losses.

Business segment information for the year ended 31 December 2006

			North	Latin		Global	Private	Asset	Private	Group
	Netherlands	Europe	America	America	Asia	Clients	Clients	Management	Equity	Functions	Total

Net interest income — external	2,574	3,414	2,224	2,970	240	1,355	(959)	9	(160)	(1,092)	10,575
Net interest income — other segments	504	(2,098)	124	(65)	271	(800)	1,503	(24)	(139)	724	-
Net fee and commission income — external	711	1,011	653	449	496	1,256	671	704	18	93	6,062
Net fee and commission income — other segments	40	(228)	44	35	97	(10)	29	13	(6)	(14)	-
Net trading income	486	1,032	229	209	310	563	64	(4)	13	77	2,979
Result from financial transactions	28	169	155	34	12	41	4	40	422	182	1,087
Share of result in equity accounted investments	51	1	4	55	62	—	2	1	—	67	243
Other operating income	246	111	313	51	31	3	75	89	2	461	1,382
Income of consolidated private equity holdings	—	—	—	—	—	—	—	—	5,313	—	5,313

Total operating income	4,640	3,412	3,746	3,738	1,519	2,408	1,389	828	5,463	498	27,641

Total operating expenses	3,118	2,743	2,457	2,219	1,089	2,144	956	528	5,031	428	20,713

Loan impairment and credit risk provisions	359	397	38	722	218	(27)	40	—	26	82	1,855

Total expenses	3,477	3,140	2,495	2,941	1,307	2,117	996	528	5,057	510	22,568

Operating profit / (loss) before taxes	1,163	272	1,251	797	212	291	393	300	406	(12)	5,073
Income tax expense	319	229	167	149	101	(13)	121	65	(3)	(233)	902

Profit from continuing operations	844	43	1,084	648	111	304	272	235	409	221	4,171

Profit from discontinued operations net of Tax	505	—	104	—	—	—	—	—	—	—	609

Profit for the year	1,349	43	1,188	648	111	304	272	235	409	221	4,780

Other information at 31 December 2006
Total assets	169,862	390,326	163,276	36,169	60,187	69,443	20,510	1,402	7,706	68,183	987,064
Of which equity accounted investments	189	14	—	39	369	—	6	10	23	877	1,527
Total liabilities	168,755	385,016	156,100	31,415	58,307	61,314	19,012	1,044	6,560	73,646	961,169
Capital expenditure	373	130	181	142	85	1	39	17	451	204	1,623

Business segment information for the year ended 31 December 2005

			North	Latin		Global	Private	Asset	Private	Group
	Netherlands	Europe	America	America	Asia	Clients	Clients	Management	Equity	Functions	Total

Net interest income — external	758	2,163	2,291	2,225	323	1,549	(690)	(11)	(93)	270	8,785
Net interest income — other segments	2,570	(2,411)	(80)	(15)	241	(903)	1,219	17	(107)	(531)	—
Net fee and commission income - external	604	450	730	377	378	831	583	590	26	122	4,691
Net fee and commission income - other segments	106	(149)	4	2	43	—	29	6	(9)	(32)	—
Net trading income	392	957	269	57	131	711	44	14	(13)	59	2,621
Result from financial transactions	2	25	79	11	4	121	11	55	353	620	1,281
Share of result in equity accounted investments	13	3	4	37	73	—	1	18	—	114	263
Other operating income	184	72	224	369	44	13	100	23	1	26	1,056
Income of consolidated private equity holdings	—	—	—	—	—	128	—	—	3,509	—	3,637

Total operating income	4,629	1,110	3,521	3,063	1,237	2,450	1,297	712	3,667	648	22,334

Total operating expenses	3,282	1,208	2,299	1,848	914	1,869	915	501	3,391	74	16,301
Loan impairment and credit risk provisions	285	(35)	(86)	348	27	(50)	16	—	34	96	635

Total expenses	3,567	1,173	2,213	2,196	941	1,819	931	501	3,425	170	16,936

Operating profit / (loss) before taxes	1,062	(63)	1,308	867	296	631	366	211	242	478	5,398
Income tax expense	323	40	273	265	90	78	87	40	(21)	(33)	1,142

Profit / (loss) from continuing operations	739	(103)	1,035	602	206	553	279	171	263	511	4,256
Profit from discontinued operations net of tax	136	—	51	—	—	—	—	—	—	—	187

Profit / (loss) for the year	875	(103)	1,086	602	206	553	279	171	263	511	4,443

Other information at 31 December 2005
Total assets	176,874	304,818	148,392	27,903	57,280	54,585	19,111	1,199	7,293	83,349	880,804
Of which equity accounted investments	163	27	—	40	371	—	5	13	7	2,367	2,993
Total liabilities	175,851	300,386	142,426	23,812	55,746	53,267	17,642	1,051	6,268	80,203	856,652
Capital expenditure	286	91	301	145	70	25	26	41	190	91	1,266

Business segment information for the year ended 31 December 2004

			North	Latin		Global	Private	Asset	Private	Group
	Netherlands	Europe	America	America	Asia	Clients	Clients	Management	Equity	Functions	Total

Net interest income — external	1,234	1,391	2,681	1,688	334	1,423	(429)	(12)	(80)	295	8,525
Net interest income — other segments	1,857	(1,180)	(349)	(152)	87	(855)	888	17	(33)	(280)	—
Net fee and commission income — external	628	458	632	340	394	860	537	531	8	97	4,485
Net fee and commission income — other segments	40	(46)	(13)	4	(11)	—	23	4	—	(1)	—
Net trading income	213	179	182	(6)	120	519	53	9	3	37	1,309
Result from financial transactions	19	(118)	(196)	(4)	(3)	133	1	10	579	484	905
Share of result in equity accounted Investments	32	—	2	9	127	—	14	2	—	20	206
Other operating income	204	(6)	288	152	22	8	59	34	(25)	9	745
Income of consolidated private equity holdings	—	—	—	—	—	—	—	—	2,616	—	2,616

Total operating income	4,227	678	3,227	2,031	1,070	2,088	1,146	595	3,068	661	18,791

Total operating expenses	3,525	1,293	2,164	1,386	710	1,782	869	444	2,614	393	15,180

Loan impairment and credit risk provisions	177	(60)	161	230	3	49	7	—	16	24	607

Total expenses	3,702	1,233	2,325	1,616	713	1,831	876	444	2,630	417	15,787

Operating profit / (loss) before taxes	525	(555)	902	415	357	257	270	151	438	244	3,004
Income tax expense	159	(131)	161	174	83	68	78	46	33	44	715

Profit / (loss) from continuing operations	366	(424)	741	241	274	189	192	105	405	200	2,289
Profit from discontinued operations net of tax	146	—	58	—	240	—	—	—	—	1,207	1,651

Profit / (loss) for the year	512	(424)	799	241	514	189	192	105	405	1,407	3,940

Other information at 31 December 2004
Total assets	174,102	236,558	129,834	18,371	46,943	32,137	16,416	954	4,136	68,003	727,454
Of which equity accounted investments	140	19	—	22	253	—	5	12	5	972	1,428
Total liabilities	202,650	196,839	123,702	15,703	41,164	35,899	45,307	1,113	2,843	45,682	710,902
Capital expenditure	367	57	380	112	50	26	48	6	83	23	1,152

Geographical segments
The geographical analysis presented below is based on the location of the Group entity in which the transactions are recorded:

	2006			2005			2004

	Operating		Capital	Operating		Capital	Operating		Capital
	income	Total assets	expenditure	income	Total assets	expenditure	income	Total assets	expenditure

The Netherlands	11,440	289,984	899	9,255	285,073	577	8,497	267,222	473
Europe	6,040	419,691	179	4,672	332,922	153	2,324	254,562	122
North America	4,041	168,533	315	3,911	167,128	314	4,467	133,592	391
Latin America	3,961	36,976	141	3,271	28,420	145	2,305	18,274	113
Asia Pacific	2,159	71,880	89	1,225	67,261	77	1,198	53,804	53

Total	27,641	987,064	1,623	22,334	880,804	1,266	18,791	727,454	1,152

2.	Acquisitions and disposals of subsidiaries
Major acquisitions in 2006, 2005 and 2004.
The following major acquisitions were made in 2006, 2005 and 2004 and were accounted for using the purchase method:

	% Acquired	Consideration	Total assets	Acquisition date

Acquired companies
2006
Antonveneta	100	7,499	49,367	various
Private equity acquisitions	51-100	105	1,295	various
2005
Bank Corluy	100	50	121	April 2005
Private equity acquisitions	51-100	43	2,174	various
2004
Bethmann Maffei	100	110	812	January 2004
Private equity acquisitions	51-100	112	963	various
Acquisitions 2006
Antonveneta
On 2 January 2006 the Group acquired a controlling interest in Banca Antoniana Popolare Veneta (Antonveneta) in order to increase its mid-market footprint, and accelerate the existing partnership that gives access to the large Italian banking market and the customer base of Antonveneta.
During 2005 the Group had already increased its interest in Antonveneta from 12.7% to 29.9%. The purchase of 79.9 million shares of Antonveneta from Banca Popolare Italiana on 2 January 2006 resulted in the Group acquiring a controlling 55.8% share. Following purchases of shares in the open market, a public offering and the exercise of the Group’s right under Italian law to acquire minority share holdings, ABN AMRO now owns 100% of the outstanding share capital of Antonveneta.
The Group paid EUR 26.50 per share for Antonveneta, representing a total consideration of EUR 7,499 million. Total goodwill arising from the acquisition amounted to EUR 4,399 million, reflecting final adjustments to the purchase price and an adjustment to the fair value of the purchased loan portfolio over and above the provisional goodwill amount calculated at EUR 4,273 million as at 2 January 2006. For further details on the purchase price adjustments and goodwill calculation please refer to note 22. In addition, the Group has recognised newly identifiable intangible assets amounting to EUR 1,194 million. For further details on intangible assets please refer to note 22.

The impact of consolidating Antonveneta in the figures of ABN AMRO Holding N.V. as at 31 December 2006 can be summarised as follows:

Year ended
31 December 2006

Income Statement
Operating income	2,071
Operating expenses	1,310
Loan impairment and other credit risk provisions	382

Operating profit before tax	379

Income tax expense	187

Profit for the year	192

31 December 2006

Balance sheet
Loans and receivables — banks	4,640
Loans and receivables — customers	38,070
Sundry assets	8,775

Total assets	51,485

Due to banks	11,777
Due to customers	19,742
Issued debt securities	9,803
Sundry liabilities	6,623

Total liabilities	47,945

BU Asset Management
In February 2006, BU Asset Management acquired International Asset Management, a ‘fund of hedge funds’ manager. The integration of this acquisition was completed in May 2006. In June 2006, BU Asset Management increased its share in its Beijing joint venture to 49% and changed local partner from XiangCai Securities to Northern Trust, a member of Tianjin TEDA holdings.
VermogensGroep
In October 2006, the Group acquired a majority share in VermogensGroep to expand its Private Clients business in the Netherlands.
Banco ABN AMRO Real
On 20 September 2006, ABN AMRO exercised its right to call Banca Intesa’s remaining 3.86% holding in Banco ABN AMRO Real. The total consideration for the acquisition of the shares amounted to EUR 233 million. After the exercise of the rights ABN AMRO owns 97.5% of the shares in Banco ABN AMRO Real.
Capitalia
On 18 October 2006 the Group purchased 24.6 million shares, representing a stake of 0.95%, in Capitalia from Pirelli S.p.A. After this purchase the Group has a stake of 8.60% in Capitalia. The consideration paid for the shares amounted to EUR 165 million.
Private Equity
Major new buy-out investments in 2006 were:

•	U-pol (United Kingdom, automotive manufacturing)

•	OFIC (France, isolation materials)

•	Lucas Bols (Netherlands, branded liqueurs and spirits)

•	Nextira One (France, integrated enterprise network solutions)

•	Volution (United Kingdom, construction)

•	Douglas Hanson (United States, manufacturing, add-on to Loparex, Sweden)

•	Amitco (United Kingdom, manufacturing)

•	Saunatec (Finland, manufacturing).
Disposals 2006
Asset Management
In April 2006 BU Asset Management disposed of its US mutual fund business to Highbury Financial Inc. The sale involved 19 mutual funds accounting for USD 6 billion assets under management. The net profit on the sale amounted to EUR 17 million. In July 2006, BU Asset Management sold its onshore Taiwanese asset management business to ING Group. The profit on the sale amounted to EUR 38 million, included in other operating income.
Kereskedelmi és Hitelbank Rt
In May 2006, ABN AMRO completed the sale of its 40% participation in Kereskedelmi és Hitelbank Rt of Hungary, as announced in December 2005, for a consideration of EUR 510 million to KBC Bank. The profit recognised on the sale included in other operating income is EUR 208 million.
Global Futures business
On 30 September 2006 ABN AMRO sold the Global Futures business for an amount of EUR 305 million (USD 386 million). The net profit on the sale amounted to EUR 190 million (EUR 229 million gross). During 2006 the Global Futures business contributed EUR 163 million of operating income and a net loss of EUR 24 million.
Private Clients
In May 2006, BU Private Clients sold its business in Denmark and in December 2006 it disposed of its business in Monaco, to focus on growth in other private banking markets and further enhance the efficiency of its global structure.
Bouwfonds non-mortgage
On 1 December 2006 the Group disposed of the property development and management activities of its Bouwfonds subsidiary. The Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding were sold to Rabobank for a cash consideration of EUR 852 million and the Bouwfonds Property Finance activities were sold to SNS Bank for a cash consideration of EUR 825 million. The total net gain on the sale of Bouwfonds amounted to EUR 338 million.
The operating result and disposal gain of the Bouwfonds businesses sold have been reported as discontinued operations in the income statement.
Private Equity
In 2006 major divestments were:

•	Holland Railconsult (Netherlands, railway engineering)

•	Kreatel Communications (Sweden, telecommunications)

•	Sogetrel (France, telecommunications)

•	Radio Holland Group (Netherlands, maritime navigation and communication systems)

•	RTD (Netherlands, industrial non-destructive testing services)

•	Jessops (United Kingdom, retail)

•	Dennis Eagle (United Kingdom, industrial)
Acquisitions 2005
Bank Corluy
In April 2005 the acquisition of the Belgian private bank Bank Corluy was completed. The purchase price amounted to EUR 50 million. Total Assets under Management of this entity were over EUR 1.5 billion. The net asset value acquired amounted to EUR 20 million, resulting in capitalised goodwill of EUR 30 million.
Bouwfonds
In April 2005, we exercised our right to acquire the cumulative preference shares of Bouwfonds in order to obtain full legal control, in addition to the 100% economic interest we acquired in 2000.
Artemis
In December 2005, we increased our shareholding in the UK based asset management company Artemis from 58% to 71%. The consideration paid for this increase amounted to EUR 107 million.
Private Equity
Major new buy-out investments in 2005 were:

•	FlexLink (Sweden, engineering)

•	Strix (UK, engineering)

•	Fortex (Netherlands, support services)

•	Loparex (Finland, industrial products)

•	Everod (Australia, medical services)

•	Bel’m (France, consumer products)

•	IMCD (Netherlands, chemicals), Nueva Terrain (Spain, construction)

•	Roompot (Netherlands, leisure)

•	Scotts and McColls (Australia, transportation)

•	Bonna Sabla (France, industrial products & services)

•	Bianchi Vending (Italy, business products & supplies)
Disposals 2005
ABN AMRO Trust Holding
In June 2005, the sale of ABN AMRO Trust Holding to Equity Trust was completed. The Trust and Management Services performed in Asia, Europe and the Caribbean were transferred to Equity Trust. The profit on the sale amounted to EUR 17 million.
Nachenius Tjeenk & Co.
In July 2005, the sale of Nachenius Tjeenk to BNP Paribas was completed. The net profit on sale amounted to EUR 38 million.
Real Seguros S.A.
In July 2005, ABN AMRO and Tokio Marine & Nichido Fire Insurance Co., Ltd. (‘TMNF’), an integral subsidiary of Millea Holdings, Inc. announced that TMNF would purchase from ABN AMRO 100% of Real Seguros S.A., and establish a 50/50 joint venture in Real Vida e Previdência S.A. As part of the agreement, ABN AMRO agreed to distribute on an exclusive basis through its retail network in Brazil, insurance and pension products. The net profit on the sale amounted to EUR 196 million.

Private Equity
In 2005 major divestments were:

•	Handicare (Norway, medical equipment)

•	MobilTel (Bulgaria, communications)

•	AUSDOC (Australia, support services)

•	Puzzler Media (UK, media).
Dilution of investment 2005
Capitalia
In December 2005, Capitalia issued additional shares. Because we did not participate in this offering, our shareholding reflects a dilutive effect and decreased from 9% to 8%.
Acquisitions 2004
Bethmann Maffei
In January 2004, we acquired Bethmann Maffei, a private bank in Germany for EUR 110 million. We then merged it with Delbrück & Co to form Delbrück Bethmann Maffei. With more than EUR 10 billion in Assets under Management, Delbrück Bethmann Maffei is one of the top five private banks in Germany.
Sparebank 1 Aktiv Forvaltning
In February 2004, we acquired the asset management activities of Sparebank 1 Aktiv Forvaltning of Norway.
Disposals 2004
Bank Austria
In February 2004, we sold our stake in Bank Austria for a net profit of EUR 115 million.
US Professional Brokerage
In April 2004, we sold our US Professional Brokerage unit to Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Bank of Asia
In July 2004, we sold our controlling 80.77% interest in Bank of Asia in Thailand to the United Overseas Bank for a total cash consideration of THB 22,019 million or EUR 442 million as per 27 July 2004. The operating result and disposal gain of EUR 224 million have been reported as discontinued operations in the profit and loss account.
LeasePlan Corporation
In November 2004, we sold LeasePlan Corporation of the Netherlands for a net profit of EUR 844 million (under Dutch GAAP) to a consortium of investors led by Volkswagen Group. The operating result and disposal gain have been reported as discontinued operations in the profit and loss account.
Executive Relocation Corporation
In November 2004, we sold our US employee relocation management and consulting firm, Executive Relocation Corporation, to SIRVA Inc. of the United States for USD 100 million.
US defined contribution pensions administration business
On 31 December 2004, Business Unit Asset Management sold its US defined contribution pensions (401(k)) administration business to Principal Financial Group of the United States.

3.	Net interest income

	2006	2005	2004

Interest income from:
Cash and balances at central banks	459	348	218
Financial assets held for trading	2,101	1,559	1,389
Financial investments	5,433	5,191	4,186
Loans and receivables — banks	4,001	2,660	2,078
Loans and receivables — customers	25,704	19,887	16,657

Subtotal	37,698	29,645	24,528

Interest expense from:
Financial liabilities held for trading	1,289	1,054	976
Due to banks	5,449	5,037	3,941
Due to customers	12,208	9,616	7,254
Issued debt securities	7,140	4,160	2,744
Subordinated liabilities	1,037	993	1,088

Subtotal	27,123	20,860	16,003

Total	10,575	8,785	8,525

4.	Net fee and commission income

	2006	2005	2004

Fee and commission income:
Securities brokerage fees	1,785	1,560	1,548
Payment and transaction services fees	2,123	1,530	1,401
Asset management and trust fees	1,562	1,153	1,041
Fees generated on financing arrangements	248	180	158
Advisory fees	500	336	311
Insurance related commissions	168	168	130
Guarantee fees	223	218	160
Other fees and commissions	518	427	436

Subtotal	7,127	5,572	5,185

Fee and commission expense:
Securities brokerage expense	330	321	281
Payment and transaction services expense	287	165	125
Asset management and trust expense	151	127	126
Other fee and commission expense	297	268	168

Subtotal	1,065	881	700

Total	6,062	4,691	4,485

5.	Net trading income

	2006	2005	2004

Securities	61	978	179
Foreign exchange transactions	789	662	687
Derivatives	2,199	933	380
Other	(70)	48	63

Total	2,979	2,621	1,309

Interest income and expense on trading positions are included in interest income and expense.

6.	Results from financial transactions

	2006	2005	2004

Net gain from the disposal of available-for-sale debt securities	634	431	179
Net gain from the sale of available-for-sale equity investments	158	55	154
Dividend on available-for-sale equity investments	71	54	48
Net gain on other equity investments	491	514	694
Hedging ineffectiveness	58	39	(112)
Fair value change of credit default swaps	(280)	(51)	(12)
Other	(45)	239	(46)

Total	1,087	1,281	905

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature.
The Group enters into credit default swaps for managing portfolio credit risk. However, these are generally not included in hedge accounting relationships due to difficulties in demonstrating that the relationship will be highly effective. Accordingly any fair value changes are recorded directly in income, while the gains and losses on the credit positions hedged are accrued in interest income and expense and as impairment and other credit related provisions if any.

7.	Other operating income

	2006	2005	2004

Insurance activities	103	150	177
Leasing activities	61	60	63
Disposal of operating activities and equity accounted investments	553	347	187
Other	665	499	318

Total	1,382	1,056	745

Income from insurance activities can be analysed as follows:

	2006	2005	2004

Premium income	1,273	1,182	1,243
Investment income	308	406	300
Provision for insured risk	(1,478)	(1,438)	(1,366)

Total	103	150	177

The 2006 result on disposal of operating activities (not qualifying as discontinued operations) and equity accounted investments includes the profit recognised on the following sales: Kereskedelmi és Hitelbank Rt to KBC Bank of EUR 208 million, the Global Futures business to UBS of EUR 229 million, Asset Management Taiwan to ING Group of EUR 38 million and Asset Management Mutual Funds USA to Highbury Financial Inc. of EUR 17 million.
In 2006 an amount of EUR 110 million has been recognised in relation to the settlement of a claim regarding a former subsidiary of our US operations in the line Other.

8.	Personnel expenses

	2006	2005	2004

Salaries (including bonuses and allowances)	6,469	5,686	5,413
Social security expenses	873	710	592
Pension and post-retirement healthcare costs	404	11	373
Share-based payment expenses	78	61	4
Temporary staff costs	309	228	196
Termination payments	144	174	191
Restructuring related costs 11	153	42	502
Other employee costs	211	313	279

Total	8,641	7,225	7,550

Average number of employees (fte):
Banking activities Netherlands	26,260	26,960	27,819
Banking activities foreign countries	79,173	66,054	65,957
Consolidated private equity holdings 41	29,945	22,201	17,938

Total	135,378	115,215	111,714

The 2006 increase in Salaries is mainly due to the consolidation of Antonveneta and increased bonus expenses in relation to our BU Global Markets activities.

9.	General and administrative expenses

	2006	2005	2004

Professional fees	1,376	1,055	763
Information technology expenses	1,311	909	800
Property costs	918	751	725
Staff related expenses (including training)	204	179	149
Travel and transport	350	296	258
Stationary and printing expense	112	114	111
Communication and information	603	461	455
Commercial expenses	656	547	410
Expenses of consolidated private equity holdings	466	352	284
Restructuring related costs 11	(27)	(9)	179
Sundry expenses	1,088	898	613

Total	7,057	5,553	4,747

10.	Depreciation and amortisation

	2006	2005	2004

Property depreciation	207	145	153
Equipment depreciation	551	538	512
Software amortisation	385	272	274
Amortisation of other intangible assets	170	16	2
Impairment losses on goodwill of private equity investments	1	19	124
Impairment losses on property and equipment	1	9	38
Impairment of property and equipment from restructuring 11	16	4	109
Impairment of software	—	1	6

Total	1,331	1,004	1,218

This item includes EUR 212 million (2005: EUR 133 million and 2004: EUR 151 million) of depreciation, amortisation and impairments charged by consolidated private equity holdings (see note 41). Amortisation of other intangible assets in 2006 mainly relate to Antonveneta (see note 22).

11.	Restructuring costs
The following table summarises the Group’s restructuring costs as included in the relevant cost categories.

	2006	2005	2004

Personnel related costs	153	42	502
Other administrative expenses	(27)	(9)	179
Impairment of property and equipment	16	4	109

Total	142	37	790

Restructuring charges and releases in income statements
Restructuring charges of EUR 137 million have been accounted for in relation to the services and IT alignment initiatives. Also restructuring costs of EUR 123 million have been recognised in respect of the efficiency improvement initiatives in Group Functions, North America and Global Markets activities, as included in our regional BUs:

•	The Group has identified opportunities to improve productivity and efficiency whilst maintaining an effective control framework at all times. This affects mainly the head office and predominantly Group Risk Management and corporate IT projects through acceleration of the implementation of the IT operating model for Group Functions. The restructuring provision accounted for in relation to this amounts to EUR 47 million.

•	In order to bring the efficiency ratio in line with peers a process of continuous efficiency improvement has started in BU North America. The first step was the announcement at the end of 2006 to reduce BU North America’s workforce. A provision expense of EUR 41 million has been recorded in respect of this.

•	Global Markets, as reflected in the regions, announced further initiatives to improve the efficiency ratio. A provision of EUR 85 million, including EUR 25 million in the Services initiative and EUR 25 million in the Europe IT provision, has been recorded to support the initiative.

•	The Services Operations organisation is responsible for the Group’s internal services such as transaction processing, clearing and settlement. The Services Operations initiative brings together a portfolio of projects, covering the whole scope of the global banking operations and improving the efficiency of the internal processes. The initiative is being implemented over a three-year timeframe (2006-2008). The initiative will mainly impact operations in the Netherlands, United States, Brazil and United Kingdom. The total amount provided is EUR 108 million, of which EUR 25 million relating to Global Markets, as reflected in the regions.

•	ABN AMRO will further aligns all IT areas within the bank to the global Services IT model previously established. All sourcing is brought under a single governance structure, supported by a multi-vendor operating model. In Europe, the IT alignment primarily has consequences for the IT-related activities in the UK. This happens through consolidation of infrastructure estate and further off shoring of application development. It will also leads to a significant reduction in contractors and consultants. Total amount provided is EUR 29 million, of which EUR 25 million to Global Markets, as reflected in the regions.
A review performed on various restructuring provisions established in prior years has led to a release of EUR 118 million. This review assessed the status of existing restructuring initiatives, contemplated the impact of new plans and identified releases including those arising from higher levels of voluntary leavers due to stronger than expected employment markets.

12.	Income tax expense
Recognised in the income statement

	2006	2005	2004

Current tax expense
Current year	944	1,106	1,186
Under/(over) provided in prior years	(96)	(87)	(30)

Subtotal	848	1,019	1,156

Deferred tax expense
Origination and reversal of timing differences	322	257	(373)
Reduction in tax rate	(141)	(35)	(13)

Subtotal	181	222	(386)

Total	1,029	1,241	770

Continuing operations	902	1,142	715
Discontinued operations	138	99	55
Taxation on disposal	(11)	—	—

Total	1,029	1,241	770

The Group made net cash income tax payments of EUR 1.2 billion in 2006 (2005: EUR 1.1 billion).
Reconciliation of the total tax charge
The effective tax rate on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the Netherlands. The difference can be explained as follows:

	2006	2005	2004

	% points	% points	% points
Dutch tax rate	29.6	31.5	34.5
Effect of tax rate in foreign countries	(2.1)	(5.0)	(4.2)
Effect of previously unrecognised tax losses utilised	—	(0.8)	—
Effect of tax-exempt income in the Netherlands	(7.2)	(1.2)	(3.7)
Other	(2.6)	(2.7)	(3.0)

Effective tax rate on operating profit	17.7	21.8	23.6

Recognised directly in equity

(benefits)/charges	2006	2005	2004

Relating to currency translation	114	(198)	51
Relating to cash flow hedges	(223)	(235)	(54)
Relating to available-for-sale assets	190	169	118

Total	81	(264)	115

13.	Earnings per share
The calculations for basic and diluted earnings per share are presented in the following table.

	2006	2005	2004

Profit for the year attributable to shareholders of the parent company	4,715	4,382	3,865
Profit from continuing operations attributable to shareholders of the parent company	4,106	4,195	2,214
Profit from discontinued operations attributable to shareholders of the parent company	609	187	1,651

Weighted average number of ordinary shares outstanding (in millions)	1,882.5	1,804.1	1,657.6
Dilutive effect of staff options (in millions)	7.5	4.3	3.1
Conditional share awards (in millions)	5.5	1.3	1.0

Diluted number of ordinary shares (in millions)	1,895.5	1,809.7	1,661.7

Earnings per share from continuing operations
Basic earnings per ordinary share (in euros)	2.18	2.33	1.34
Fully diluted earnings per ordinary share (in euros)	2.17	2.32	1.34

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share (in euros)	2.50	2.43	2.33
Fully diluted earnings per ordinary share (in euros)	2.49	2.42	2.33

Number of ordinary shares outstanding as at 31 December (in millions)	1,853.8	1,877.9	1,669.2
Net asset value per ordinary share (in euros)	12.73	11.83	8.88

Number of preference shares outstanding as at 31 December (in millions)	1,369.8	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	20.7	23.5	29.7

14.	Cash and balances at central banks
This item includes cash on hand and deposits with central banks in countries in which the bank has a presence.

	2006	2005

Cash on hand	1,887	1,590
Balances at central bank	10,430	15,067

Total	12,317	16,657

15.	Financial assets and liabilities held for trading

	2006	2005

Financial assets held for trading
Interest-earning securities:
Dutch government	976	2,520
US treasury and US government agencies	1,115	7,843
Other OECD governments	29,529	37,855
Other interest-earning securities	28,670	13,789

Subtotal	60,290	62,007

Equity instruments	40,112	34,676
Derivative financial instruments	105,334	105,372

Total	205,736	202,055

Financial liabilities held for trading
Short positions in financial assets	45,861	52,060
Derivative financial instruments	99,503	96,528

Total	145,364	148,588

Gains and losses on derivative financial instruments and changes in fair value of other trading instruments are recognised in net trading income. Interest income and expense from debt and other fixed-income instruments that are held for trading are recognised in net interest income.

Trading portfolio derivative financial instruments

		2006			2005

		Fair values			Fair values

		Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

Interest rate derivatives
OTC	Swaps	5,788,088	57,947	55,768	4,846,112	70,644	64,527
	Forwards	342,962	73	69	220,612	80	73
	Options (purchased)	280,482	4,679	—	243,296	6,072	—
	Options (sold)	334,774	—	4,685	266,718	—	6,321
Exchange	Futures	277,120	64	41	209,197	1	2
	Options (purchased)	19	—	—	292	3	—
	Options (sold)	—	—	—	293	—	1

	Subtotal	7,023,445	62,763	60,563	5,786,520	76,800	70,924

Currency derivatives
OTC	Swaps	648,243	14,694	11,582	518,012	12,356	10,431
	Forwards	637,773	7,460	6,723	507,385	5,004	5,661
	Options (purchased)	62,697	2,183	—	63,835	1,524	—
	Options (sold)	62,168	—	2,291	66,174	—	1,313
Exchange	Futures	8,462	18	12	2,855	5	8
	Options	2,752	15	9	7,243	71	70

	Subtotal	1,422,095	24,370	20,617	1,165,504	18,960	17,483

Other
OTC	Equity, commodity and other	1,540,334	11,271	10,340	511,791	4,747	4,589
	Equity options (purchased)	29,467	4,579	—	24,116	3,507	—
	Equity options (sold)	27,630	—	5,495	26,987	—	2,472
Exchange	Equity, commodity and other	12,439	338	27	12,389	288	23
	Equity options (purchased)	20,571	2,013	—	14,848	1,070	—
	Equity options (sold)	22,916	—	2,461	15,794	—	1,037

	Subtotal	1,653,357	18,201	18,323	605,925	9,612	8,121

Total		10,098,897	105,334	99,503	7,557,949	105,372	96,528

For an analysis of the market and liquidity risks involved, please refer to note 39.

16.	Financial investments

	2006	2005

Interest-earning securities: available-for-sale
Dutch government	2,537	2,781
US treasury and US government	4,800	6,618
Other OECD governments	38,437	51,760
Mortgage-backed securities	14,655	12,100
Other interest-earning securities	57,129	39,918

Subtotal	117,558	113,177

Interest-earning securities: held-to-maturity
Dutch government	1,285	2,136
US treasury and US government	14	22
Other OECD governments	2,001	3,660
Mortgage-backed securities	26	36
Other interest-earning securities	403	718

Subtotal	3,729	6,572

Total	121,287	119,749

Equity investments
Available for sale	1,866	2,337
Designated at fair value through income	2,228	1,688

Subtotal	4,094	4,025

Total	125,381	123,774

Other interest-earning securities include investments in covered bonds. Income from debt and other fixed-income instruments is recognised using the effective interest method in interest income. Dividend income from other equity instruments is recognised in results from financial transactions.

17.	Loans and receivables — banks
This item is comprised of amounts due from or deposited with banking institutions.

	2006	2005

Current accounts	9,473	5,479
Time deposits placed	15,396	11,613
Professional securities transactions 33	105,969	87,281
Loans to banks	3,986	4,279

Subtotal	134,824	108,652

Allowances for impairment 19	(5)	(17)

Total	134,819	108,635

The movements during the year are mainly due to an increase in professional securities transactions in the UK.

18.	Loans and receivables — customers
This item is comprised of amounts receivable, mainly regarding loans and mortgages balances with non-bank customers.

	2006	2005

Public sector	11,567	7,461
Commercial	180,262	152,411
Consumer	135,484	122,708
Professional securities transactions 33	93,716	74,724
Multi-seller conduits	25,872	25,931

Subtotal	446,901	383,235

Allowances for impairment 19	(3,646)	(2,987)

Total	443,255	380,248

The increase year-on-year reflects the consolidation of Antonveneta, impact EUR 38 billion, and growth in the loan portfolio of BU Asia and BU Latin America.
The amount advanced held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that credit risk is very low (see note 39). These conduits issue commercial paper as specified in note 26.
The risk management disclosures section on credit risk (see note 39) contains information about the concentration of credit risk by business sector and geographical location, as well as a breakdown of the amounts by type of collateral.

19.	Loan impairment charges and allowances

	2006	2005

Balance at 1 January	3,004	3,177
Loan impairment charges and other credit risk provisions:
New impairment allowances	2,563	1,409
Reversal of impairment allowances no longer required	(455)	(544)
Recoveries of amounts previously written off	(253)	(236)
Other credit related charges	—	6

Total loan impairment and other credit risk provisions	1,855	635

Amount recorded in interest income from unwinding of discounting	(62)	(32)
Currency translation differences	(56)	208
Amounts written off (net)	(1,136)	(1,070)
Disposals of businesses and discontinued operations	(70)	13
Reserve for unearned interest accrued on impaired loans	116	73

Balance at 31 December	3,651	3,004

All loans are assessed for potential impairment either individually and/or on a portfolio basis. The allowance for impairment is apportioned as follows:

	2006	2005

Commercial loans	2,344	2,146
Consumer loans	1,302	841
Loans to banks	5	17

Total	3,651	3,004

Loan provisioning-commercial loans
The Group reviews the status of credit facilities issued to commercial clients at least every 6 or 12 months. Additionally, credit officers continually monitor the quality of the credit, the client and the adherence to contractual conditions. Should the quality of a loan or the borrower’s financial position deteriorate to the extent that doubts arise over the borrower’s ability to meet their contractual obligations, management of the relationship is transferred to the Financial Restructuring and Recovery function.
After making an assessment, Financial Restructuring and Recovery determines the amount, if any, of the specific allowances that should be made, after taking into account the value of collateral. We partly or fully release specific allowances when the debt is repaid or expected future cash flows improve due to positive changes in economic or financial circumstances.
Loan provisioning-consumer loan products
The bank offers a wide range of consumer loan products and programmes such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is carried out on a portfolio basis, with a specific provision for each product being determined by the portfolio’s size and loss experience.
Our consumer loan portfolio policy states that, in general, when interest or principal on a consumer loan is 90 days or more past due, such loans are classified as non-performing and as a result the loans are considered impaired.
Provisions for a given portfolio may be released where there is improvement in the quality of the portfolio. For consumer loans, our write-off rules are time-based and vary by type of product. For example, unsecured facilities, such as credit cards and personal loans, are generally written off at 180 days past due and cash-backed and debt and/or equity-backed facilities are generally written off at 90 days past due.
Allowance for incurred but not identified losses
In addition to impairment allowances calculated on a specific or portfolio basis, the Group also maintains an allowance to cover undetected impairments existing within loans due to delays in obtaining information that would indicate that losses exist at the balance sheet date.

20.	Equity accounted investments

	2006	2005

Banking institutions	1,436	2,885
Other investments	91	108

Total	1,527	2,993

Balance at 1 January	2,993	1,428
Movements:
Purchases	194	1,554
Sales/reclassifications	(1,833)	(265)
Share of results in equity accounted investments	243	263
Dividends received from equity accounted investments	(72)	(63)
Currency translation differences	(43)	31
Other	45	45

Balance at 31 December	1,527	2,993

In this balance an 8.6% interest in Capitalia is included. ABN AMRO equity accounts for this interest because ABN AMRO is the largest party of a shareholder pact and has representation in the Supervisory Board.
Reclassifications mainly relate to Antonveneta, which became a consolidated operating entity as of 2 January 2006.

Purchases in 2005 include our increased stake in Antonveneta. During 2005 our investment in Kereskedelmi és Hitelbank Rt. was reclassified to available-for-sale assets upon the loss of significant influence, prior to being sold in 2006.
Included in the Group’s cash flow hedging and available-for-sale reserve is EUR 53 million (2005: EUR 95 million) of unrealised gains relating to equity accounted investments.
Investments with a book value of EUR 875 million (2005: EUR 2,345 million) that are traded on a recognised stock exchange had a combined market value of EUR 1,601 million (2005: EUR 3,399 million).
Amounts receivable from and payable to equity accounted investments included in the various balance sheet items totalled:

	2006	2005

Loans and receivables — banks	11	1,151
Loans and receivables — customers	212	495
Due to banks	61	138
Due to customers	258	246
The principal equity accounted investments of the Group on an aggregated basis (not adjusted for the Group’s proportionate interest) have the following balance sheet and income statement totals:

	2006	2005

Total assets	155,000	192,927
Total liabilities	134,741	180,577
Total operating income	7,432	8,887
Profit before tax	2,355	1,524

21.	Property and equipment
The book value of property and equipment in 2006 and 2005 changed as follows:

	Property used in	Property
	operations	Other	Equipment	Total

Balance at 1 January 2006	3,340	2,979	1,791	8,110
Movements:
Business combinations	1,010	98	215	1,323
Divestment of businesses	(269)	(2,846)	(171)	(3,286)
Additions	450	783	688	1,921
Disposals	(108)	(767)	(148)	(1,023)
Impairment losses	(17)	—	—	(17)
Depreciation	(203)	(4)	(551)	(758)
Currency translation differences	(93)	(7)	(43)	(143)
Other	153	11	(21)	143

Balance at 31 December 2006	4,263	247	1,760	6,270

Representing:
Cost	5,881	276	4,448	10,605
Cumulative impairment	(44)	(17)	(4)	(65)
Cumulative depreciation	(1,574)	(12)	(2,684)	(4,270)

	Property used in	Property
	operations	Other	Equipment	Total

Balance at 1 January 2005	2,994	2,677	1,502	7,173
Movements:
Business combinations	308	24	508	840
Divestment of businesses	(36)	(182)	(186)	(404)
Additions	379	763	453	1,595
Disposals	(294)	(722)	(45)	(1,061)
Impairment losses	(13)	(11)	(1)	(25)
Depreciation	(145)	—	(538)	(683)
Discontinued operations	(2)	391	2	391
Currency translation differences	149	39	96	284

Balance at 31 December 2005	3,340	2,979	1,791	8,110

Representing:
Cost	4,802	3,091	3,801	11,694
Cumulative impairment	(48)	(103)	(2)	(153)
Cumulative depreciation	(1,414)	(9)	(2,008)	(3,431)
Divestment of businesses in 2006 mainly relates to development property of Bouwfonds.
As lessee
The Group leases equipment under a number of finance lease agreements. At 31 December 2006 the net carrying amount of leased equipment included in property and equipment was EUR 8 million (2005: EUR 23 million).
As lessor
The Group also leases out various assets, included in ’Other’, under operating leases. Non-cancellable operating lease rentals are as follows:

	2006	2005

Less than one year	56	27
Between one and five years	140	100
More than five years	49	30

	245	157

During the year ended 31 December 2006, EUR 59 million (2005: EUR 60 million) was recognised as rental income in the income statement and EUR 48 million (2005: EUR 51 million) in respect of directly related expenses.

22.	Goodwill and other intangible assets

	2006	2005

Goodwill	4,714	198
Private equity goodwill	2,436	2,128
Software	959	758
Other intangibles	1,298	99

Subtotal	9,407	3,183

Mortgage servicing rights	—	1,985

Total	9,407	5,168

The book value of goodwill and other intangibles, excluding mortgage servicing rights, changed as follows:

		Private Equity		Other
	Goodwill	goodwill	Software	intangibles	Total

Balance at 1 January 2006	198	2,128	758	99	3,183
Movements:
Business combinations	4,399	270	133	1,095	5,897
Divestments of businesses	—	(171)	(1)	(35)	(207)
Other additions	115	297	485	315	1,212
Disposals	—	(87)	(6)	(6)	(99)
Impairment losses	—	(1)	—	—	(1)
Amortisation	—	—	(385)	(170)	(555)
Currency translation differences	2	—	(36)	(1)	(35)
Other	—	—	11	1	12

Balance at 31 December 2006	4,714	2,436	959	1,298	9,407

Representing:
Cost	4,716	2,580	2,133	1,486	10,915
Cumulative impairment	(2)	(144)	(3)	—	(149)
Cumulative amortisation	—	—	(1,171)	(188)	(1,359)

		Private equity		Other
	Goodwill	goodwill	Software	intangibles	Total

Balance at 1 January 2005	67	877	602	93	1,639
Movements:
Business combinations	35	1,281	5	51	1,372
Divestments of businesses	(2)	(91)	(14)	(70)	(177)
Other additions	97	80	425	42	644
Disposals	—	—	(9)	—	(9)
Impairments	—	(19)	(1)	—	(20)
Amortisation	—	—	(272)	(16)	(288)
Discontinued operations	—	—	(7)	(2)	(9)
Currency translation differences	1	—	29	1	31

Balance at 31 December 2005	198	2,128	758	99	3,183

Representing:
Cost	200	2,271	1,572	120	4,163
Cumulative impairment	(2)	(143)	(15)	—	(160)
Cumulative amortisation	—	—	(799)	(21)	(820)

Business combinations
On 2 January 2006 the Group acquired Antonveneta, refer to note 2 for further details. The fair values of the identifiable assets and liabilities of Antonveneta as at 2 January 2006, and the goodwill arising on acquisition are as follows:

	Recognised on
	acquisition by	Carrying value
	the group	Antonveneta

Intangible assets	1,233	848
Property and equipment	752	751
Financial assets	43,058	41,936
Deferred tax assets	958	736
All other assets	3,366	3,461

Total identifiable assets	49,367	47,732

Deferred tax liabilities	654	147
All other liabilities	45,463	44,487

Total identifiable liabilities	46,117	44,634

Total net assets	3,250	3,098

Purchase price (100%)	7,499
Net assets	(3,250)
Fair value adjustment of pre-existing 12.7% investment included in shareholders’ equity	150

Goodwill arising on acquisition of 100% outstanding shares	4,399

Impairment testing of goodwill
Goodwill has been allocated for impairment testing purposes to individual cash-generating units within the business. The EUR 4,399 million of goodwill allocated to the Antonveneta cash-generating unit is the only significant individual carrying amount. The remaining goodwill is allocated across multiple cash-generating units whose recoverable amounts are assessed independently of one another.
The recoverable amount of Antonveneta has been determined based on a value in use basis, calculated using a discounted dividend model, which applies a dividend payout ratio to the cash flow of the business. Cash flows for an initial five-year period are based on financial forecasts used in target setting by management, in this case a two-year detailed forecast with subsequent three-year extrapolation. Beyond the initial five-year period a maximum dividend payout ratio, subject to the special features of the banking business and its regulatory environment has been applied to cash flows estimated with reference to the following key assumptions:

• Expected long term return on equity	18.0%
• Expected growth rate	1.5%
Management has benchmarked these key assumptions against market forecasts and expectations. The dividend model is based on post-tax cash flows. Therefore these cash flows have been discounted using a post-tax discount rate of 8.5%, reflecting the risk-free interest rate with an appropriate market risk premium for the business.
Management believes that it may be reasonably possible that changes in the key assumptions would cause the carrying amount of the Antonveneta cash-generating unit to exceed its recoverable amount. The calculated recoverable amount of Antonveneta currently exceeds its carrying amount by EUR 126 million. The recoverable amount of Antonveneta would be equal to its carrying amount if the actual value of each key assumption, assuming the other assumptions were constant, was as follows:

• Actual growth rate	fell to	1.3%
• Actual return on equity	fell to	17	.7%, or
• Discount rate	increased to	8.6%

Other Intangibles
As a result of the acquisition of Antonveneta, the Group has recognised newly identifiable intangible assets as follows:

Core deposit intangible assets	400
Core overdraft intangible assets	224
Other customer relationship intangible assets	325
Other intangible assets	245

Total	1,194

The amortisation period for all newly identifiable intangible assets is on average approximately 8 years. The Group estimates that the total amortisation expense (pre-tax) related to the newly identifiable intangible assets amounts to EUR 174 million in each of the next two years up to and including 2008, and to EUR 142 million for 2009 and to EUR 135 million for each of the three years thereafter up to and including 2012.

23.	Other assets

	2006	2005

Deferred tax assets 30	3,479	2,682
Current tax assets	1,189	337
Derivative assets used for hedging 37	3,214	3,213
Mortgages originated-for-sale	331	4,311
Unit-linked investments held for policyholder accounts	5,462	3,624
Pension assets 28	145	119
Other assets of consolidated private equity holdings, including inventories	1,733	1,531
Sundry assets and other receivables	11,659	9,733

Total	27,212	25,550

Mortgages originated-for-sale and unit-linked investments held for policyholders are designated at fair value with changes through income. Mortgages originated-for-sale are originated by our mortgage banking business in North America. In the prior year, the volume of originated-for-sale loans was significantly higher due to the inclusion of those loans originated by ABN AMRO Mortgage Group, Inc., which is now classified as held for sale.
Sundry assets include insurance related deposits and other short-term receivables.

24.	Due to banks
This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	2006	2005

Professional securities transactions 33	87,762	71,231
Current accounts	20,273	23,573
Time deposits	70,127	63,836
Advances from Federal Home Loan banks	7,293	7,239
Other	2,534	1,942

Total	187,989	167,821

25.	Due to customers
This item comprises amounts due to non-banking customers.

	2006	2005

Consumer current accounts	35,358	21,502
Commercial current accounts	75,689	67,133
Consumer savings accounts	89,893	84,166
Commercial deposit accounts	96,577	87,099
Professional securities transactions 33	57,828	48,982
Other	7,038	8,201

Total	362,383	317,083

26.	Issued debt securities

	2006		2005

	Effective rate %		Effective rate %

Bonds and notes issued	4.1	117,122	3.2	90,050
Certificates of deposit and commercial paper	4.8	56,375	2.9	51,873
Cash notes, savings certificates and bank certificates	5.6	2,269	4.2	2,657

Subtotal		175,766		144,580
Commercial paper issued by multi-seller conduits	5.0	26,280	3.4	26,039

Total		202,046		170,619

Bonds are issued in the capital markets with a focus on the euro market and are denominate mostly in euro and US dollars. The commercial paper programmes are issued globally with the majority issued in the United States and Europe. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. Of the total amount, EUR 75.3 billion (2005: EUR 60.6 billion) are variable interest bearing securities. EUR 20.1 billion (2005: EUR 16.5 billion) of issued debt of a fixed rate nature has been designated in fair value hedge relationships.
Issued debt securities in (currency):

	2006	2005

EUR	95,452	77,660
USD	84,308	75,243
Other	22,286	17,716

Total	202,046	170,619

Included in the balance above are various structured liabilities that have been designated at fair value through income due to the inclusion of embedded derivative features. These liabilities had a fair value at 31 December 2006 of EUR 2,540 million (2005: EUR 2,815 million) and an mortised cost value of EUR 2,661 million (2005: EUR 2,882 million).

Maturity analysis

	2006	2005

Within one year	103,531	102,368
After one and within two years	18,231	11,770
After two and within three years	19,380	7,175
After three and within four years	13,402	7,521
After four and within five years	7,903	8,082
After five years	39,599	33,703

Total	202,046	170,619

27.	Provisions

	2006	2005

Provision for pension commitments 28	649	942
Provision for contributions to post-retirement healthcare 28	111	101
Other staff provision	672	459
Insurance fund liabilities	4,080	3,169
Restructuring provision	415	501
Other provisions	1,923	1,239

Total	7,850	6,411

The other staff provisions relate in particular to occupational disability and other benefits, except early retirement benefits, payable to non-active employees. Provisions created for staff benefit schemes due to restructuring are accounted for as restructuring provision. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the Group’s insurance companies.

	Other staff		Other
	provisions	Restructuring	provisions

Balance at 1 January 2006	459	501	1,239
Movements:
Additions from income statement	74	126	430
Expenses charged to provisions	(203)	(178)	(512)
Acquisitions/disposals	89	(40)	416
Currency translation differences	(15)	(8)	(26)
Other	268	14	376

Balance at 31 December 2006	672	415	1,923

	Other staff		Other
	provisions	Restructuring	provisions

Balance at 1 January 2005	448	752	880
Movements:
Additions from income statement	316	33	513
Expenses charged to provisions	(320)	(298)	(289)
Acquisitions/disposals	—	—	28
Currency translation differences	15	14	107

Balance at 31 December 2005	459	501	1,239

Insurance fund liabilities movements are as follows:

	2006	2005

Balance at 1 January	3,169	3,111
Premium carried from income statement	370	294
Claims paid	(210)	(14)
Interest	21	34
Acquisitions/disposals	825	(637)
Changes in estimates and other movements	(78)	97
Currency translation differences	(17)	284

Balance at 31 December	4,080	3,169

28.	Pension and other post-retirement employee benefits
Pension costs and contributions for post-retirement healthcare borne by the Group are included in personnel expenses and are shown in the following table:

	Pension		Healthcare

	2006	2005	2006	2005

Service cost	374	320	5	24
Interest cost	529	510	10	39
Expected return on plan assets	(632)	(585)	(5)	(5)
Net amortisation of net actuarial (gain)/loss	27	1	(1)	9
Net amortisation of prior-service cost	(72)	1	—	—
(Gain)/loss on curtailment or settlements	1	(11)	—	(453)

Defined benefit plans	227	236	9	(386)

Defined contribution plans	168	161	—	—

Total costs	395	397	9	(386)

Liability for defined benefit obligations
The Group makes contributions to 44 (2005: 58) defined benefit plans that provide pension benefits for employees upon retirement. The amounts recognised in the balance sheet are as follows:

	Pension		Healthcare

	2006	2005	2006	2005

Present value of funded obligations	12,167	12,316	81	88
Present value of unfunded obligations	134	87	58	51
Less: Fair value of plan assets	11,149	10,212	60	63

Present value of net obligations	1,152	2,191	79	76

Unrecognised prior year service cost	(7)	(10)	—	—
Unrecognised actuarial (losses)/gains	(683)	(1,400)	32	25
Unrecognised assets	42	42	—	—

Net recognised liability for defined benefit obligations	504	823	111	101

Included in the net recognised liability for pension is a pension asset of EUR 145 million (2005: EUR119 million).
Movements in the net liability/asset recognised in the balance sheet are as follows:

	Pension		Healthcare

	2006	2005	2006	2005

Net liability at 1 January	823	1,144	101	524
Acquisition/disposal	30	(1)	—	—
Contributions paid	(582)	(572)	(6)	(56)
Expense recognised in the income statement	227	236	9	(386)
Currency translation differences	6	16	7	19

Net liability at 31 December	504	823	111	101

Explanation of the assets and liabilities
The following tables summarise the changes in benefit obligations and plan assets of the main pension plans and other employee benefit plans.
Movements in projected benefit obligations:

	Pension		Healthcare

	2006	2005	2006	2005

Balance at 1 January	12,403	10,715	139	760
Service cost	374	320	5	24
Interest cost	529	510	10	39
Employee contributions/refunds	5	15	—	—
Actuarial (gain)/loss	(518)	925	(3)	45
Benefits paid	(333)	(312)	(9)	(50)
Acquisitions/disposals	30	(1)	—	—
Plan amendments	(87)	2	—	—
Settlement/curtailment	(2)	(25)	—	(707)
Currency translation differences	(100)	212	(10)	28
Other	—	42	7	—

Balance at 31 December	12,301	12,403	139	139

Movements in fair value of plan assets:

	Pension		Healthcare

	2006	2005	2006	2005

Balance at 1 January	10,212	8,754	63	46
Actual return on plan assets	782	984	7	2
Employee contributions/refunds	5	15	—	—
Employer’s contribution	571	572	—	9
Benefits paid	(322)	(298)	(3)	(3)
Currency translation differences	(100)	195	(7)	9
Recognised settlement/curtailment	—	(10)	—	—
Other	1	—	—	—

Balance at 31 December	11,149	10,212	60	63

The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and contributions to health insurance as at 31 December were as follows:

	2006	2005

Pensions
Discount rate	4.6%	4.3%
Expected increment in salaries	2.8%	2.4%
Expected return on investments	6.0%	6.2%
Healthcare
Discount rate	8.2%	7.8%
Average rise in the costs of healthcare	9.0%	9.5%
The expected return on investments regarding pension obligations is weighted on the basis of the fair value of these investments. The average rise in cost of healthcare is weighted on the basis of the healthcare cost of 2006. All other assumptions are weighted on the basis of the defined benefit plan obligations.
For the pension plans, the target and actual allocation of the plan assets are as follows:
Allocation of plan assets

	Target allocation	Actual allocation	Actual allocation
	2006	2006	2005

Plan asset category
Equity securities	53.2%	53.2%	52.8%
Issued debt securities	46.1%	45.6%	45.3%
Real estate	0.3%	0.2%	0.1%
Other	0.4%	1.0%	1.8%

Total	100.0%	100.0%	100.0%

Plan assets for 2006 and 2005 do not include investments in ordinary shares, debt issued or property occupied by the Group.
Forecast of pension benefits payments

2007	338
2008	357
2009	386
2010	417
2011	447
Years after 2011	2,663
The Group’s expected contribution to be paid to defined pension schemes in 2007 is EUR 407 million (2006: EUR 598 million).
A one percentage point change in the assumed rate of increase in healthcare costs would have the following effects:

	Increase	Decrease

2006
Effect on the aggregate current service cost and interest cost	2	(1)
Effect on the defined benefit obligation	9	(7)
2005
Effect on the aggregate current service cost and interest cost	1	(1)
Effect on the defined benefit obligation	11	(9)

Amounts for current and previous periods, under which the Group reported under IFRS, are as follows:

	2006	2005	2004

Pension
Defined benefit obligation	(12,301)	(12,403)	(10,715)
Plan assets	11,149	10,212	8,754
(Deficit)/surplus	(1,152)	(2,191)	(1,961)
Experience adjustments on plan liabilities	518	(925)	(962)
Experience adjustments on plan assets	150	399	63
Healthcare
Defined benefit obligation	(139)	(139)	(760)
Plan assets	60	63	46
(Deficit)/surplus	(79)	(76)	(714)
Experience adjustments on plan liabilities	3	(45)	(192)
Experience adjustments on plan assets	2	(3)	2

29.	Other liabilities

	2006	2005

Deferred tax liabilities 30	2,463	2,471
Current tax liabilities	2,026	1,032
Derivative liabilities used for hedging 37	3,965	4,712
Liability to unit-linked policyholders	5,462	3,624
Other liabilities of consolidated private equity holdings	1,053	768
Sundry liabilities and other payables	7,008	6,116

Total	21,977	18,723

30.	Deferred tax assets and liabilities
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following items:

					Recognised in
	Assets		Liabilities		income

	2006	2005	2006	2005	2006	2005

Property and equipment	9	44	160	155	(151)	(111)
Intangible assets including goodwill	613	341	457	—	156	341
Derivatives	68	52	128	330	(60)	(278)
Investment securities	170	127	170	146	—	(19)
Employee benefits	288	471	—	12	288	459
Servicing rights	1	—	521	613	(520)	(613)
Allowances for loan losses	978	650	—	42	978	608
Leasing	—	—	399	469	(399)	(469)
Tax credits	13	77	—	—	13	77
Other	389	309	61	193	328	116
Tax value of carry-forward losses recognised	950	611	567	511	383	100

Total	3,479	2,682	2,463	2,471	1,016	211

Unrecognised deferred tax assets
Deferred tax assets that have not been recognised in respect of carry-forward losses amount to EUR 898 million (2005: EUR 252 million). Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available where the Group can utilise the benefits from them.

Expiration of carry-forward losses
At 31 December 2006 carry-forward losses expire as follows:

2007	19
2008	116
2009	27
2010	50
2011	69
Years after 2011	2,455

Total	2,736

Tax exposure to distributable reserves
ABN AMRO considers approximately EUR 1.4 billion (2005: EUR 2.1 billion) in distributable invested equity of foreign operations to be permanently invested. If retained earnings were to be distributed, no foreign income taxes would have to be paid. The estimated impact of foreign withholding tax is EUR 6 million (2005: EUR 9 million).

31.	Subordinated liabilities
Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.
The maturity profile of subordinated liabilities is as follows:

	2006	2005

Within one year	1,384	1,156
After one and within two years	726	1,452
After two and within three years	2,165	704
After three and within four years	811	1,550
After four and within five years	21	1,395
After five years	14,106	12,815

Total	19,213	19,072

The average interest rate on subordinated liabilities was 5.2% (2005: 5.4%). Subordinated liabilities as at 31 December 2006 denominated in euros amounted to EUR 10,259 million (2005: EUR 9,240 million) and in US dollars an amount of EUR 7,332 million (2005: EUR 9,745 million). EUR 8,522 million (2005: EUR 5,703 million) is of a variable interest rate nature.
The following table analyses the subordinated liabilities by issuer:

	2006	2005

ABN AMRO Holding N.V. preference financing shares	768	768
ABN AMRO Bank N.V.	13,101	13,051
Other Group companies	5,344	5,253

Total	19,213	19,072

Total subordinated liabilities include EUR 6,122 million (2005: EUR 5,261 million) which qualify as tier 1 capital for capital adequacy purposes.
Preference financing shares
At 31 December 2006, 2005 and 2004, there were 1,369,815,864 (EUR 767,096,884) preference financing shares convertible into ordinary shares (‘preference shares’) in issue. Each share has a nominal value of EUR 0.56. The holders of these shares will receive a dividend of EUR 0.02604 per share, representing 4.65% of the face value. As of 1 January 2011, and every ten years thereafter, the dividend percentage on the preference shares will be adjusted in line with the arithmetical average of the ten-year euro-denominated interest rate swap as published by Reuters on the dividend calculation dates thereof, plus an increment to be set by the Managing Board with the approval of the Supervisory Board, of no less than 25 basis points and no more than one hundred basis points, depending on the market situation at that time.
(Formerly convertible) preference shares
Only 44,988 (EUR 100.8 million par value) preference shares that were formerly convertible into ordinary shares (‘convertible shares’) remain outstanding. The holders of these shares will receive a dividend of EUR 0.95 per share, representing 3.32% of the amount paid on each share as of 1 January 2004. As of 1 January 2014, and every ten years thereafter, the dividend on the convertible preference shares will be adjusted in the manner described in the Articles of Association.

32.	Share capital
The table below provides a breakdown of our issued share capital, issued and fully paid ordinary shares, treasury shares, preference financing shares and (formerly convertible) preference shares.

	Nominal value	(€m)

Issued share capital
Authorised
4,000,000,400 ordinary shares	of EUR 0.56	2,240
4,000,000,000 convertible financing preference shares	of EUR 0.56	2,240
100,000,000 convertible preference shares	of EUR 2.24	224

	Number	(€m)

Ordinary shares
Issued and fully paid At 1 January 2006	1,909,738,427	1,069
Exercised options and warrants	27,109,089	16

Balance at 31 December 2006	1,936,847,516	1,085

At 1 January 2005	1,702,888,861	954
New issue	145,278,482	82
Dividends paid in shares	61,571,084	33

Balance at 31 December 2005	1,909,738,427	1,069

At 1 January 2004	1,643,220,517	919
Exercised options and warrants	3,159,695	2
Dividends paid in shares	56,508,649	33

Balance at 31 December 2004	1,702,888,861	954

There are no issued ordinary shares that have not been fully paid.

	Number	(€m)

Treasury shares At 1 January 2006	31,818,402	600
Used for options exercised and performance share plans	(8,454,965)	(143)
Share buy back	95,899,360	2,204
Dividends paid in shares	(36,202,072)	(832)

Balance at 31 December 2006	83,060,725	1,829

At 1 January 2005	33,686,644	632
Used for options exercised	(1,868,242)	(32)

Balance at 31 December 2005	31,818,402	600

At 1 January 2004	5,337,689	119
Share buy back	28,348,955	513

Balance at 31 December 2004	33,686,644	632

33.	Professional securities transactions
Professional security transactions include balances relating to reverse repurchase activities, cash collateral on securities borrowed and security settlement accounts. The Group minimises credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

	2006		2005

	Banks	Customers	Banks	Customers

Assets
Cash advanced under securities borrowing	1,268	47,422	662	29,811
Reverse repurchase agreements	101,593	35,365	83,260	29,548
Unsettled securities transactions	3,108	10,929	3,359	15,365

Total	105,969	93,716	87,281	74,724

Liabilities
Cash received under securities lending	1,289	7,203	1,715	7,616
Repurchase agreements	83,687	42,848	65,891	26,982
Unsettled securities transactions	2,786	7,777	3,625	14,384

Total	87,762	57,828	71,231	48,982

Under reverse repurchase, securities borrowing, and other collateralised arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others.

	2006	2005

Securities received under reverse repurchase and/or securities borrowing arrangements which can be repledged or resold	40,149	66,676
Of the above amount, the amount that has either been repledged or otherwise transferred to others in connection with the Group’s financing activities or to satisfy its commitments under short sale transactions	35,700	27,329

34.	Securitisations and assets pledged as security
Details of the carrying amounts of assets pledged as collateral are as follows:

	2006	2005

Cash and balances at central banks	10,430	10,737
Financial investments	2,780	12,074
Loans and receivables — customers	7,302	32,656

Total	20,512	55,467

These assets have been pledged in respect of the following liabilities and contingent liabilities:

	2006	2005

Due to banks	9,355	17,782
Due to customers	741	4,266
Issued debt securities	3	21,440

Total	10,099	43,488

The decrease in assets pledged as collateral and liabilities for which they have been pledged, is mainly the result of Bouwfonds non-mortgage business.
Securitisation
As part of the Group’s funding and credit risk mitigation activities, the cash flows of selected financial assets are transferred to third parties. Substantially all financial assets included in these transactions are mortgage or other loan portfolios. The extent of the Group’s continuing involvement in these financial assets varies by transaction.
The Group participates in sales transactions where cash flows relating to various financial assets are transferred to a consolidated special purpose entity (SPE). When in these transactions neither substantially all risks and rewards nor control over the financial assets has been transferred, the entire asset continues to be recognised in the consolidated balance sheet. In the case of sales transactions involving a consolidated SPE, the retained risks and rewards are usually interest related spread and/or an exposure on first credit losses. The carrying amounts of the assets and associated liabilities approximated EUR 5,554 million, EUR 6,290 million and EUR 7,786 million at 31 December 2006, 2005 and 2004, respectively.
Synthetic transactions
In addition the Group has synthetic securitisations for an amount of EUR 83,588 million (2005: EUR 59,255 million). Through a synthetic securitisation the Group is able to buy protection without actual transference of any assets to an SPE. In general, the Group as the owner of the assets, buys protection to transfer the credit risk of a portfolio of assets to another entity that sells the protection. Although the credit risk of the portfolio is transferred, actual ownership of the portfolio of assets remains with the Group.
Continuing involvement
Additionally the Group participates in various mortgage related transactions in the Netherlands that have been conducted without the involvement of an SPE. In these transactions, the derecognition criteria are not fully met and the entire asset continues to be recognised in the consolidated balance sheet. The Group also retains exposure to certain interest rate risks. The carrying amounts of these mortgage assets and associated liabilities approximate EUR 272 million, EUR 772 million and EUR 850 million at 31 December 2006, 2005 and 2004, respectively.
The Group has not participated in any transaction where partial derecognition of specified portions of an entire financial asset have occurred.
Credit default swaps
In addition to the transactions mentioned above, the Group also uses credit default swaps to reduce credit risk for parts of the loan portfolio by selling these risks directly to the capital markets. At 31 December 2006 the Group has bought credit protection for an amount of EUR 56,801 million (2005: EUR 30,352 million).

Derecognition
Though the Group has sold a part of its loan portfolio in North America, it still holds legal title to some of these loans. In most cases these loans are also serviced by the Group. The Group also services loans originated by other institutions. The following table states the total outstandings at 31 December 2006.
Transaction type

	2006	2005

Legal title to loans sold	86	136
Loans serviced for third parties	159,377	160,654

35.	Commitments and contingent liabilities
Credit facilities
At any time the Group has outstanding commitments to extend credit. These commitments take the form of approved loans, overdraft facilities and credit card limits. Outstanding loan commitments have a commitment period that does not extend beyond the normal underwriting and settlement period of one to three months.
Guarantees
The Group provides financial guarantees and letters of credit to guarantee the performance of customers to third parties. These transactions have fixed limits and generally extend for a period of up to five years. Expirations are not concentrated in any particular period. The Group also provides guarantees by acting as a settlement agent in securities borrowing and lending transactions.
The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts stated in the table for commitments assume that amounts are fully advanced. The amounts reflected in the table for guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.
Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.
Aside from the items stated above, non-quantified guarantees have been given for the ABN AMRO’s securities custody operations, for inter-bank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to Group companies in various countries. Furthermore, statements of liability have been issued for a number of Group companies.
Our commitments at 31 December are summarised below.

	Payments due by period

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

	(€m)
2006
Committed facilities	145,418	93,365	19,129	21,458	11,466
Commitments with respect to:
Guarantees granted	46,026	27,506	8,432	3,448	6,640
Irrevocable letters of credit	5,241	4,823	301	78	39
Recourse risks arising from discounted bills	12	12	—	—	—
2005
Committed facilities	141,010	82,165	17,801	24,269	16,775
Commitments with respect to:
Guarantees granted	41,536	22,699	6,361	3,656	8,820
Irrevocable letters of credit	4,467	4,097	135	214	21
Recourse risks arising from discounted bills	18	18	—	—	—

Leases as lessee
Operating lease rentals are payable as follows:

	2006	2005

Less than one year	367	255
Between one and five years	693	614
More than five years	632	912

	1,692	1,781

During 2006, EUR 403 million (2005: EUR 303 million) of operating lease expense and EUR 30 million (2005: EUR 48 million) of sub-lease income was recognised in income statement.
Contractual and contingent obligations

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

	(€m)
2006
Issued debt securities(1)	202,046	103,531	37,611	21,305	39,599
Subordinated liabilities(1)	19,213	1,384	2,891	832	14,106
Purchase obligations	254	254	—	—	—
Other obligations	695,736	647,484	15,239	8,051	24,962
2005
Issued debt securities(1)	170,619	102,368	17,300	17,248	33,703
Subordinated liabilities(1)	19,072	1,156	2,156	2,944	12,816
Purchase obligations	243	243	—	—	—
Other obligations	633,492	583,119	15,820	7,010	27,543

(1)	Contractual obligations for finance lease agreements totaled EUR 5 million as of 31 December 2006 (2005: EUR 15 million), with EUR 1 million payable after one year (2005: EUR 5 million)
At 31 December 2006, other obligations consisted of deposits and other client accounts (EUR 272,490 million, 2005: EUR 232,917), banks (EUR 187,989 million, 2005: EUR 167,821 million), savings accounts (EUR 89,893 million, 2005: EUR 84,166 million) and financial liabilities held for trading (EUR 145,364 million, 2005: EUR 148,588 million). For further information see note 39 to our consolidated financial statements. For an analysis of the maturities of our liabilities at 31 December, see note 39 (liquidity gap).
Other contingencies
Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel with legal advisors, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

36.	Cash flow statement
The following table analyses the determination of cash and cash equivalents:

	2006	2005	2004

Cash and balances at central banks	12,317	16,657	17,896
Loans and receivables — banks	9,464	5,455	3,954
Due to banks	(16,909)	(16,069)	(13,247)

Cash and cash equivalents	4,872	6,043	8,603

The following table analyses movements resulting from acquisitions and disposals:

	2006	2005	2004

Cash and cash equivalents in acquired / disposed of subsidiaries	(6,827)	309	(157)
Net amounts paid/received in cash and cash equivalents on acquisitions/disposals of subsidiaries	(209)	57	(16)

	(7,036)	366	(173)

Net movement in assets and liabilities:
Financial assets held for trading	378	(131)	—
Financial investments	1	(112)	—
Loans and receivables — banks	491	(866)	—
Loans and receivables — customers	16,672	186	(4)
Property and equipment	(2,174)	396	108
Other assets	6,523	1,109	366

Total assets	21,981	582	470

Due to banks	(6,632)	1,514	281
Due to customers	9,659	(812)	108
Issued debt securities	8,655	—	21
Accruals and deferred income	(621)	57	56
Subordinated liabilities	1,842	45	56
Other liabilities	9,555	(192)	(96)

Total liabilities	22,458	612	426

Cash flows from operating activities include:
Interest received	36,036	29,388	25,154
Interest paid	26,311	21,456	16,659
Dividends received	164	158	170
Income taxes paid	1,286	1,056	511
The following table analyses movements in operating assets and liabilities:

	2006	2005	2004

Movement in operating assets:
Financial assets held for trading	(2,567)	(28,235)	(47,100)
Loans and receivables	(77,182)	(60,516)	(73,145)
Net increase / (decrease) in accrued income and prepaid expenses	(2,231)	(1,586)	(121)
Net increase / (decrease) in other assets	4,588	(15,031)	1,023

Total movement in operating assets	(77,392)	(105,368)	(119,343)

Movement in operating liabilities:
Financial liabilities held for trading	(4,907)	15,001	35,465
Due to banks	19,930	21,630	38,734
Due to customers	44,365	18,056	82
Issued debt securities maturing within 1 year	13,048	20,760	21,436
Provisions	(75)	(567)	380
Net increase / (decrease) in accrued expenses and deferred income	3,129	(126)	202
Net increase / (decrease) in other liabilities	(10,509)	5,707	2,423

Total movement in operating liabilities	64,981	80,461	98,722

37.	Hedge accounting
The Group enters into various derivative instrument transactions to hedge risks on assets, liabilities, net investments and forecasted cash flows. The accounting treatment of the hedged item and the hedging derivative is dependent on whether the hedge relationship qualifies for hedge accounting. Qualifying hedges may be designated as either fair value or cash flow hedges.
Hedges not qualifying for hedge accounting
The fair value changes of derivative transactions used to hedge against economic risk exposures that do not qualify for hedge accounting, or for which it is not cost beneficial to apply hedge accounting, are recognised directly through income.
Derivatives designated and accounted for as hedging instruments
Fair value hedges
The Group’s fair value hedges principally consist of interest rate swaps, interest rate options and cross currency interest rate swaps that are used to protect against changes in the fair value of fixed-rate assets, notably available-for-sale securities, and liabilities due to changes in market interest rates.
For qualifying fair values hedges, all changes in the fair value of the derivative and in the fair value of the hedged item for the risk being hedged are recognised in the income statement.
Cash flow hedges
For qualifying cash flow hedges, the effective portion of the change in the fair value of the hedge instrument is recorded in the cash flow hedge reserve and recognised in the income when the hedged item occurs. The ineffective portions of designated cash flow hedges are recorded in income immediately. If the hedge relationship is terminated, then the change in fair value of the derivative recorded in the hedge reserve is recognised when the cash flows that were hedged occur, consistent with the original hedge strategy. Gains and losses on derivatives reclassified from the cash flow hedge reserve to income are included in net interest income. The Group’s main cash flow hedge programmes are operated by Group Asset and Liability Management and BU North America.
Cash flow hedge accounting for Group Asset and Liability Management
Cash flow hedge accounting operated by Group Asset and Liability Management relates to portfolio cash flow hedge accounting for the hedging activities of the Group’s non-trading financial assets and liabilities.
The Group Asset and Liability Committee is the governing body for the risk management of the Group’s banking portfolio and determines the interest rate risk level, sets risk measurement and modelling including applicable assumptions, sets limits, and is responsible for the asset and liability management policy.
ABN AMRO manages its exposure to interest rate risk per currency in the non-trading portfolios on a Group wide basis. In order to manage the sensitivity of the interest income per currency, the Group projects future interest income under different growth and interest rate scenarios. Systems are available to accumulate the relevant critical information throughout the Group about the existing financial assets, financial liabilities and forward commitments, including loan commitments. For the major currencies these positions are placed into a projected balance sheet available for asset liability management activities. The primary interest sensitive positions in the balance sheet stemming from the non-trading book are: loans and receivables, liabilities due to banks and customers, and issued debt securities.
The information gathered in the Group Asset and Liability Management’s systems relates to the contractual terms and conditions, such as nominal amounts, currency, duration, interest basis, effective interest rate and interest re-pricing date. In addition other information such as estimates of prepayments, growth rate and interest scenarios is used in the interest sensitivity models of Group Asset and Liability Management. These assumptions are determined following agreed upon principles based amongst others on statistical market and client data and an economic outlook. Projected assets and liabilities are superimposed on the run-off of the currently existing positions. This information is used to create projected balance sheets that form the basis for measuring interest rate sensitivity. The new assets and liabilities and the future re-pricing of existing assets and liabilities are mapped to specific interest rate indices at the yield curve (i.e. one month, two months, three months, six months, one year, etc). In this way a new asset or liability that is for example based on a three months rate, is mapped to a specific three month rate index. For each projected month into the future, the assets and liabilities are grouped per interest rate-index and currency. The balance sheet projection that is embedded in the Group’s interest rate risk management, not only allows the Group to estimate future interest income and perform scenario analysis, but also provides the opportunity to define the projected transactions that are eligible as hedged items in a cash flow hedge. The hedged positions are the monthly asset and liability clusters per currency and per interest rate index.
These clusters are homogeneous in respect of the interest rate risk that is being hedged, because they are designed to:

(a)	Share the interest rate risk exposure that is being hedged, and

(b)	Be sensitive to interest rate changes proportional to the overall sensitivity to interest rate changes in the cluster.
ABN AMRO uses derivatives, mainly interest rate swaps, to offset identified exposures to interest rate risk in the projected balance sheet. For asset liability management purposes, assets and liabilities in a similar interest rate index cluster in a particular month are first considered as a natural off-set for economic hedging.
A swap transaction may be entered into to risk manage the remaining interest income sensitivity. The notional amount of a pay- or receive-floating swap is designated to hedge the re-pricing cash flow exposure of a designated portion of current and forecasted assets and current and forecasted liabilities, respectively in the clusters described above. The swap transaction is designated for hedge accounting purposes as a hedge of a gross position of being a cluster of projected assets or a cluster of projected liabilities. As a result, the swap will only hedge an identified portion of a cluster of projected assets or projected liabilities. Also the swap will only hedge the applicable floating swap rate portion of the interest re-pricing and re-investment risk of the cluster.
The longer the term of the hedge, the larger the excess of available cash flows from projected assets or liabilities in the clusters has to be, given that the cash flow projections further in the future are inherently less certain. The availability of an excess of cash flows in the clusters and the increase of excess over time is evaluated on a monthly basis.
Furthermore back testing is performed on the sensitivity model for interest risk management purposes. This back testing also supports cash flow hedge accounting. The back testing relates to the interest sensitivity models applied and the assumptions used in the information gathering process for the balance sheet projection. Historical data are used to review the assumptions applied.
Cash flow hedge accounting in North America
Cash flow hedge accounting is utilised in the North American operations to mitigate the variability of cash flows of certain interest-earning assets or certain interest-bearing liabilities caused by interest rate changes.
Utilising interest rate swaps, the Group lengthens the duration (thus mitigating the interest rate variability) of forecasted cash flows attributable both to certain floating rate commercial loans and to the re-pricing of fixed rate, short term, wholesale liabilities. In all cases, the individual hedged forecasted cash flows are grouped with other items that share the same interest rate risk exposure, by reference to the rate index and frequency of re-pricing. In addition, the hedged forecasted cash flow may not be based on commercial loans with contractual terms that include an embedded interest rate cap or floor nor on floating rate loans considered ’at risk’ for potential default during the hedge period (typically hedging designations are reviewed and adjusted, as required, monthly) as identified by the Group’s internal credit rating system.
Hedges of net investments in foreign operations
As explained in note 39, the Group limits its exposure to investments in foreign operations by hedging its net investment in its foreign operations with forward foreign exchange contracts in the currency of the foreign operations or a closely correlated currency to mitigate foreign exchange risk.
For qualifying net investment hedges, changes in the fair value of the derivative are recorded in the currency translation account differences reserve within equity.

Overview of the fair value of hedging derivatives

	2006		2005

	Positive	Negative	Positive	Negative

Qualifying for hedge accounting
Fair value hedges
Interest
Swaps	2,315	2,280	2,228	2,198
Options and futures	30	235	—	940
Foreign currency
Swaps	339	399	464	289
Forwards	132	380	2	2
Cash flow hedges
Interest
Swaps	369	584	452	1,283
Foreign currency
Swaps	3	7	63	—
Forwards	26	80	4	—

Total	3,214	3,965	3,213	4,712

Notional amounts

	2006	2005

Interest rate risk	234,643	224,871
Foreign currency risk	21,797	142,222

38.	Fair value information
Determination of fair values
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market prices or market rates are used to determine fair value where an active market exists (such as a recognised stock exchange), as it is the best evidence of the fair value of a financial instrument.
Market prices are not, however, available for all financial assets and liabilities held and issued by the Group. Where no active market price or rate is available, fair values are estimated using present value or other valuation techniques using inputs based on market conditions existing at the balance sheet dates.
Valuation techniques are generally applied to OTC derivatives, unlisted trading portfolio assets and liabilities, and unlisted financial investments (including private equity investments). The most frequently applied pricing models and valuation techniques include forward pricing and swap models using present value calculations, option models such as the Black and Scholes model, and credit models such as default rate models or credit spread models.
The values derived from applying these techniques can be significantly affected by the choice of valuation model used and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility, and credit risk.
The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at fair value:

(i)	Assets and liabilities held for trading are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognised valuation techniques.

(ii)	Financial investments classified as available for sale (interest-earning securities and equities) are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques.

(iii)	In general private equity investments fair values cannot be obtained directly from quoted market prices, or by using valuation techniques supported by observable market prices or rates. The fair value is estimated indirectly using valuation techniques or models for which the inputs are reasonable assumptions, based on market conditions. Valuation techniques applied are in accordance with EVCA (European Private Equity and Venture Capitalist Association) guidelines.
The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

	Valuation techniques 2006

	Quoted	Market	Non-market
	market price	observable	observable	Total

Financial assets
Financial assets held for trading	100,032	104,233	1,471	205,736
Available-for-sale interest earning securities	100,450	7,912	9,196	117,558
Available-for-sale equities	1,313	340	213	1,866
Equities designated at fair value through income	534	951	743	2,228
Other assets — derivatives held for hedging	476	2,738	—	3,214
Other assets — unit-linked investments	5,252	210	—	5,462
Other assets — mortgages originated-for-sale	—	331	—	331

Total assets at fair value	208,057	116,715	11,623	336,395

Financial liabilities
Financial liabilities held for trading	46,990	92,029	6,345	145,364
Issued debt	—	2,540	—	2,540
Other liabilities — unit-linked liability	5,252	210	—	5,462
Other liabilities — derivatives held for hedging	880	3,083	2	3,965

Total liabilities at fair value	53,122	97,862	6,347	157,331

	Valuation techniques 2005

	Quoted	Market	Non-market
	market price	observable	observable	Total

Financial assets
Financial assets held for trading	97,026	103,683	1,346	202,055
Available-for-sale interest earning securities	113,177	—	—	113,177
Available-for-sale equities	1,016	391	930	2,337
Equities designated at fair value through income	445	—	1,243	1,688
Other assets — derivatives held for hedging	—	3,213	—	3,213
Other assets — unit-linked investments	3,624	—	—	3,624
Other assets — mortgages originated-for-sale	—	4,311	—	4,311

Total assets at fair value	215,288	111,598	3,519	330,405

Financial liabilities
Financial liabilities held for trading	52,410	95,570	608	148,588
Issued debt	—	2,815	—	2,815
Other liabilities — unit-linked liability	3,624	—	—	3,624
Other liabilities — derivatives held for hedging	—	4,712	—	4,712

Total liabilities at fair value	56,034	103,097	608	159,739

Sensitivity of fair values
Included in the fair value of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions that are not supported by observable market prices or rates. The models used in these situations undergo an internal validation process before they are certified for use. Any related model valuation uncertainty is quantified, and deducted from the fair values produced by the models. Management believes the resulting estimated fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable, and are the most appropriate values at the balance sheet date.
The potential effect of using reasonably possible alternative assumptions as inputs to valuation models, relying on non market-observable inputs, has been estimated as a reduction of approximately EUR 157 million (2005: EUR 150 million) using less favourable assumptions, and an increase of approximately EUR 157 million (2005: EUR 175 million) using more favourable assumptions.
The total amount of the change in fair value estimated using a valuation technique that was recognised in the profit and loss account for the year 2006 amounts to EUR 1,516 million (2005: EUR 1,354 million).
Assets and liabilities elected at fair value
The Group has elected to fair value non-controlling private equity investments, mortgages originated-for-sale and certain structured notes. The changes in fair value recognised in income on these assets and liabilities was a loss of EUR 141 million (2005: gain of EUR 401 million).
Financial assets and liabilities not carried at fair value
The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at cost:

(i)	The fair value of assets maturing within 12 months is assumed to approximate their carrying amount

(ii)	The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date

(iii)	The fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the allowances for credit losses from both carrying amounts and fair values

(iv)	The fair value of fixed-rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amounts of the allowances for credit losses from both carrying amounts and fair values.
The following table compares the carrying amount of financial assets and liabilities measured at cost to estimated fair values:

	2006			2005

	Carrying			Carrying
	amount	Fair value	Difference	amount	Fair value	Difference

Financial assets
Interest earning securities held-to-maturity	3,729	3,763	34	6,572	6,717	145
Loans and receivables — banks	134,819	134,819	—	108,635	109,248	613
Loans and receivables — customer	443,255	446,589	3,334	380,248	383,547	3,299

Total	581,803	585,171	3,368	495,455	499,512	4,057

Financial liabilities
Due to banks	187,989	187,982	7	167,821	168,469	(648)
Due to customers	362,383	362,303	80	317,083	317,714	(631)
Issued debt securities	199,506	198,531	975	167,804	170,271	(2,467)
Subordinated liabilities	19,213	19,364	(151)	19,072	19,551	(479)

Total	769,091	768,180	911	671,780	676,005	(4,225)

39.	Financial risk management and use of derivatives
This section provides details of the Group’s financial risk management objectives and policies and describes the methods used by management to control risk. In addition this note includes a discussion of the extent to which financial instruments are used, the associated risks and the business purpose served. This note should be read in conjunction with the section Risk and the Capital Framework included in the Annual Report from page 69 to page 81.
Financial risk management and control
Risks of financial instruments
The most important types of risk associated with financial instruments to which the Group is exposed are:

•	Credit risk and country event risk

•	Interest rate risk (banking book positions)

•	Market risk (including currency risk, interest rate risk, equity price risk and commodity risk of the trading book)

•	Currency risk (banking book positions)

•	Liquidity risk.
Below is a discussion of the various risks the Group is exposed to as a result of its activities and the approach taken to manage those risks.
Credit risk
Measurement and control
The Group is subject to credit risk through its lending, trading, hedging and investing activities as well as in cases where it acts as an intermediary on behalf of customers or other third parties or issues guarantees.
The Group’s senior management is responsible for establishing the credit policies and the mechanisms, organisation and procedures required to analyse, manage and control credit risk. In this respect, counterparty limits are set and an internal system of credit ratings is applied.
The Group’s primary exposure to credit risk arises through its loans, credit facilities and guarantees issued. The Group is also exposed to credit risk on various other financial assets, including financial investments (interest earning securities), loans and receivables from banks, financial assets held for trading (interest earning securities and derivatives) and derivatives used for hedging.
The risk that counterparties might default on their obligations is monitored on an ongoing basis. For each transaction the Group evaluates whether collateral or a master netting agreement is required to mitigate the credit risk.
Maximum credit exposure
In the table below we have detailed the maximum credit exposure:

	2006	2005

Derivative assets held for trading	105,334	105,372
Financial investments — interest-earning securities	121,287	119,749
Loans and receivables — banks	28,855	21,371
Loans and receivables — customers	327,313	282,580
Professional securities transactions	199,685	162,005
Multi-seller conduits	25,872	25,931
Committed credit facilities	145,418	141,010
Credit related contingent liabilities	51,279	46,021

Total	1,005,043	904,039

The credit risk exposure on derivative assets held for trading is measured as the current positive replacement value. For interest-earning securities the amortised cost is included to reflect to credit risk exposure. The credit risk on professional security transactions is limited as a result of the nature of these transactions. The loans and receivables due from multi-seller conduits bear limited credit risk as these are fully collateralised.
Credit risk concentrations
Concentrations of credit risk (whether on- or off-balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be affected in a similar way by changes in economic or other conditions. As part of managing risk concentrations, country risk in emerging markets and sector risk are managed on a portfolio basis. Refer to the following tables for details of the credit risk concentrations on the customer portfolio.
Credit risk concentrations from loans and receivables — customers:

	2006		2005

		%(1)		%(1)
Netherlands
Public sector	3,286	29	2,300	31
Commercial	55,951	31	56,182	37
Consumer	97,600	72	94,603	77

Total	156,837		153,085

Europe (excluding Netherlands)
Public sector	1,527	13	1,454	19
Commercial	57,425	32	30,882	20
Consumer	12,529	9	1,539	1

Total	71,481		33,875

North America
Public sector	677	6	735	10
Commercial	42,179	23	44,693	29
Consumer	13,017	10	15,218	13

Total	55,873		60,646

Latin America
Public sector	507	4	596	8
Commercial	10,095	6	8,024	5
Consumer	8,320	6	7,270	6

Total	18,922		15,890

Asia Pacific
Public sector	5,570	48	2,376	32
Commercial	14,612	8	12,630	9
Consumer	4,018	3	4,078	3

Total	24,200		19,084

	2006		2005

		%(1)		%(1)
Group
Public sector	11,567		7,461
Commercial	180,262		152,411
Consumer	135,484		122,708

Total	327,313		282,580

Professional securities transactions	93,716		74,724
Multi-seller conduits	25,872		25,931

Total loans and receivables — customers	446,901		383,235

(1)	Calculated as a percentage of Group totals for public, commercial and consumer sectors respectively
Credit risk concentrations from credit facilities and guarantees issued:

	2006		2005

		%(1)		%(1)
Netherlands
Credit related contingent liabilities	3,445	7	4,194	9
Committed credit facilities	14,487	10	17,881	13

Total	17,932		22,075

Europe (excluding Netherlands)
Credit related contingent liabilities	24,839	48	20,222	44
Committed credit facilities	38,512	26	28,400	20

Total	63,351		48,622

North America
Credit related contingent liabilities	15,662	31	15,830	34
Committed credit facilities	72,580	50	78,660	55

Total	88,242		94,490

Latin America
Credit related contingent liabilities	1,877	4	1,364	3
Committed credit facilities	6,682	5	5,214	4

Total	8,559		6,578

Asia Pacific
Credit related contingent liabilities	5,456	10	4,411	10
Committed credit facilities	13,157	9	10,855	8

Total	18,613		15,266

Group
Credit related contingent liabilities	51,279		46,021
Committed credit facilities	145,418		141,010

Total	196,697		187,031

(1)	Calculated as a percentage of Group totals for credit related contingent liabilities and committed credit facilities respectively.

Total commercial loans and receivables by industry are presented in the table below:

	2006		2005

		%		%
Basic materials	15,126	8	8,263	5
Real estate	23,712	13	26,301	17
Industrials	39,666	22	22,757	15
Energy	5,424	3	7,391	5
Financial services	21,407	12	22,555	15
TMT (media and communications)	10,092	6	10,575	7
Consumer cyclical	43,775	24	36,673	24
Consumer non-cyclical	16,204	9	12,291	8
Health	4,856	3	5,605	4

Total	180,262		152,411

The amounts stated in the tables represent the maximum accounting loss that would be recognised at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. So the amounts significantly exceed expected losses in the event of counterparty default.
For a breakdown of counterparties for interest-earning securities in the available-for-sale and held-to-maturity portfolio, please refer to note 16. The Group has no significant exposure in loans and receivables — customers to any individual customer or counterparty, according to the requirements of the Dutch Central Bank.
Collateral
The Group’s policy is to obtain collateral if and when required prior to the disbursement of approved loans.
Guarantees and letters of credit are also subject to strict credit assessments before being provided. The transactions specify monetary limits to the Group’s obligations. The extent of collateral held for guarantees and letters of credit is on average 25% (2005: 20%).
The following table details loans and receivables from commercial and consumer clients by type of collateral obtained.

	2006	2005

Commercial customers
Public authority guarantees	5,417	4,404
Mortgages	18,490	28,441
Securities	2,039	3,487
Bank guarantees	2,954	3,121
Other types of collateral	31,206	50,439
Unsecured	120,156	62,519

Total	180,262	152,411

Consumer customers
Public authority guarantees	159	3
Mortgages	103,272	93,826
Securities	872	2,074
Bank guarantees	31	856
Other types of collateral	12,062	7,077
Unsecured	19,088	18,872

Total	135,484	122,708

Interest rate risk (banking book)
Measurement and control
Several measures are used to monitor and limit banking book interest rate risk. The methods employed include earnings simulation, duration and present value per base point limits. Limits are set on the earnings and market value sensitivity. Model-based scenario analysis is used to monitor the interest rate risk positions denominated in euros, Brazilian reals and US dollars to the extent that these positions are held in Europe, Brazil and the US, which relates to some 85% to 90% (2005: 85% to 90%) of the total exposure of the Group. Interest rate risk positions in other currencies and other countries are controlled by present value per base point limits and/or market value limits, as these positions are typically less complex.
Net interest income is the sum of interest received less interest paid on large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to forecast the net interest income and to assess its sensitivity to movements in the shape and level of the yield curve. Assumptions about client behaviour play an important role in these calculations. This is particularly relevant for loans such as mortgages where the client has the option to repay before the scheduled maturity. On the liability side, the repricing characteristics of savings and deposits are based on estimates using historical data, since the rates attached to these products are not coupled to a specified market rate or maturity date. The bank uses a statistical approach for forecasting and sensitivity analyses because it is the method best suited to these products. Details are used to carry out our hedging strategy.
Please refer to note 37 for more information on hedge accounting.
Interest rate sensitivity disclosure banking book positions
For assessing interest rate risk in the banking books, Group Asset and Liability Management provides a set of measures — the Earnings-at-Risk and Market Value Risk for the EUR, USD and BRL currencies — and reports these to the Group Asset and Liability Committee. This set covers 85% to 90% (2005: 85% to 90%) of our net interest revenue in the banking book. The interest rate sensitivity of our trading books is measured under market risk.
The Earnings-at-Risk table shows the cumulative sensitivity of net interest income over a time horizon of 6, 12, and 24 months, and under a number of predefined scenarios. Sensitivity is defined as the percentage change in the interest income relative to a base case scenario. The base case scenario assumes continuation of the present yield curve environment. The ‘rates rise’ and ‘rates fall’ scenarios assume a gradual parallel shift of the yield curve during 12 months, after which the curve remains unchanged. In order to reflect the differences in yield curve across markets, the scenarios are currency-dependent.
Due to the low interest environment the EUR ‘rates fall’ scenario is 150 bp (2005: 100 bp), whereas the ‘rates rise’ scenario is 200 bp for both years presented. The change in scenario, we applied from the first quarter 2006, reflects the higher EUR yield curve and the subsequent increased downward potential. For USD, the scenarios reflect a gradual change of 200 bp upwards and 200 bp downwards for both years. For BRL, the ‘rates rise’ scenario is 1,100 bp and the ‘Rates Fall’ is 800 bp for both years presented.
In all cases, the volume scenario assumes new business volume in line with the business forecast during the first year, and a constant balance sheet thereafter.
The following table shows the cumulative % change in income over the relevant time horizon:
Earnings-at-Risk

		December 2006			December 2005

	Horizon	EUR	USD	BRL	EUR	USD	BRL

Rates rise	Six months	(1.7%)	(0.2%)	(1.2%)	(2.4%)	(2.1%)	(4.2%)
	One year	(2.6%)	2.6%	(2.2%)	(2.9%)	(1.6%)	(2.8%)
	Two years	(1.6%)	4.2%	1.8%	0.7%	0.3%	3.1%
Rates fall	Six months	1.2%	(6.9%)	1.3%	1.1%	(2.2%)	2.6%
	One year	1.6%	(4.5%)	2.3%	1.3%	(1.1%)	1.3%
	Two years	(1.5%)	(3.7%)	(0.7%)	(1.1%)	(8.8%)	(3.1%)

The Earnings-at-Risk table below gives the 2006 cumulative change in income over the relevant time horizon as absolute numbers using exchange rates at 31 December 2006.
Earnings-at-Risk

		December 2006			December 2005
		€m			€m

	Horizon	EUR	USD	BRL	EUR	USD	BRL

Rates rise	Six months	(31)	(2)	(19)	(30)	(19)	(55)
	One year	(97)	44	(71)	(75)	(30)	(77)
	Two years	(123)	150	123	35	12	179
Rates fall	Six months	23	(58)	20	15	(20)	35
	One year	59	(76)	74	33	(21)	36
	Two years	(115)	(131)	(46)	(58)	(343)	(180)
The Market Value Risk table below shows the sensitivity of the market value of equity to changes in interest rates for the EUR, USD and BRL currencies. Market value of equity is defined as the calculated discounted value of assets, minus calculated discounted value of liabilities, plus market value of derivatives and other interest sensitive items in the banking book. Sensitivity is measured as the percentage value change due to an overnight shock.
In 2006 all market value shocks have been reviewed and now reflect an overnight shock. The size of the shock is based on observed changes of the curve in a month and a 99% confidence level. End of 2005 the shocks were based on yearly changes. For EUR the 2006 shock was 50 bp (2005: downward shock 100 bp, upward shock 200 bp). For USD, the 2006 shock was 50 bp (2005: 200 bp). For BRL the 2006 downward shock was 230 bp (2005: 800 bp) and the 2006 upward shock was 320 bp (2005: 1,100 bp).

	December 2006

Market Value Risk (2006 scenarios)	EUR	USD	BRL

Rates rise	(1.8%)	(1.7%)	(4.9%)
Rates fall	1.4%	0.3%	3.8%

	December 2006			December 2005

Market Value Risk (2005 scenarios)	EUR	USD	BRL	EUR	USD	BRL

Rates rise	(8.3%)	(11.4%)	(15.0%)	(2.7%)	(4.1%)	(11.3%)
Rates fall	2.6%	(9.1%)	14.8%	0.7%	(13.4%)	4.7%
Market risk
Exposures
All trading portfolios are subject to market risk. Several major sources of market risk are: interest rate, foreign exchange, equity price, commodity price, credit spread, volatility risks and correlation risks. We define market risk as the risk that changes in financial market prices will decrease the value of our trading portfolios. The instruments in our trading portfolios are recognised at fair value, and all changes in market conditions directly affect net trading income.
Measurement and control
The Group applies a Value-at-Risk (VaR) methodology to estimate the market risk of trading portfolios and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Group uses VaR as its primary tool for the day-to-day monitoring of market risks. Group Asset and Liability Committee sets limits on the maximum levels of the VaR on high aggregate levels. The risk committees can set VaR limits on various lower aggregate levels.
Other non-statistical control measures used in the market risk management process include historical and stress scenarios and limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position ageing.

Value-at-Risk
VaR is a methodology for assessing market risk exposure in a single number. VaR is a statistical measure that estimates potential losses, and is defined as the predicted worst-case loss that might be caused by changes in risk factors under normal circumstances, over a specified period of time and at a specific level of statistical confidence. The Group uses a proprietary VaR model that has been approved by the Dutch Central Bank.
The VaR methodology adopted by the bank for its VaR calculation is Historical Simulation, using approximately 1.5 years of weighted historical data (using the decay method). The VaR is calculated at a 99% confidence level for a one-day holding period, using absolute changes in historical rates and prices for interest rate related, and all implied volatility risk factors and relative changes in historical rates and prices for other risk factors. The positions captured by our VaR calculations include derivative and cash positions that are reported as assets and liabilities held for trading. The VaR is reported on a daily basis per trading portfolio, per product line and for the Group as a whole. It is reported daily to the senior management of the BUs, Group Risk Management and the responsible members of the Managing Board.
From 1 January 2006 we have implemented a revised VaR methodology to measure our market risk. We made the following enhancements to our 2005 model:

•	For interest rate related, and all implied volatility related risk factor we moved to absolute historical changes as the model input instead of relative historical changes

•	Using an approximately 1.5 year historical period instead of a 4 year period

•	Introduction of a weighting factor for the historical data
Observations and back testing of our previous model (which involves determining the number of days on which the losses were bigger than the estimated VaR of those days) learned that in particular circumstances the results from our previous model were no longer reflecting the best estimate of our market risk. Adoption of a shorter historical period and the introduction of a weighting factor for the historical data resulted in recent market movements to have a greater impact on future risk estimations and so made to the model more responsive to the current market conditions. The enhancements to the model have led to improved risk estimation. As a result of the implementation of the new model in combination with benign markets over a significant period, our VaR number decreased significantly. We are of the opinion that the current model better reflects the actual market risk we are exposed to at every single point in time.
The table below provides the 2006 VaR numbers according to our new methodology and for 2006 and 200 also according to the old methodology.
Value-at-Risk (VaR) per risk category (99% confidence level, one-day holding period) per our 2006 methodology

	For the year ended 31 December 2006

	Minimum	Maximum	Average	Year-end

	(in millions of euros)
Interest rate risk	10.5	34.6	18.7	12.9
Equity price risk	11.4	35.3	23.3	15.2
Foreign exchange risk	1.8	10.8	4.7	3.2
Commodity price risk	1.6	13.6	3.4	1.7
Diversification effect	—	—	—	(13.6)
Aggregate VaR(1)	19.4	49.8	31.8	19.4

(1)	The maximum (and minimum) for each category occurred on different days and therefore have no direct relation to the maximum (and minimum) of the aggregate Value-at-Risk. The aggregate Value-at-Risk includes the diversification effect of imperfect or negative correlations between certain risk types. Therefore the aggregate Value-at-Risk can be lower than the sum of the individual risk types on the same day (e.g. year-end)

Value-at-Risk (VaR) per risk category (99% confidence level, one-day holding period) per our 2005 methodology

	For the year ended 31 December 2006				For the year ended 31 December 2005

	Minimum	Maximum	Average	Year-end	Minimum	Maximum	Average	Year-end

	(in millions of euros)
Interest rate risk	18.4	63.7	30.4	20.8	17.7	68.3	30.4	23.3
Equity price risk	11.6	72.6	31.1	17.3	13.0	70.6	36.8	36.2
Foreign exchange risk	2.3	12.3	5.2	4.2	1.2	15.7	4.2	3.0
Commodity price risk	1.6	12.7	3.0	1.9	0.7	5.9	2.0	2.1
Diversification effect	—	—	—	(17.1)	—	—	—	(20.9)
Aggregate VaR(1)	27.1	84.1	46.8	27.1	25.3	80.2	50.0	43.7

(1)	The maximum (and minimum) for each category occurred on different days and therefore have no direct relation to the maximum (and minimum) of the aggregate Value-at-Risk. The aggregate Value-at-Risk includes the diversification effect of imperfect or negative correlations between certain risk types. Therefore the aggregate Value-at-Risk can be lower than the sum of the individual risk types on the same day (e.g. year-end)
At a 99% confidence level, the statistical expectation is that on one out of every 100 trading days a loss exceeding the VaR for such a day occurs. The back testing is performed both on the actual profit and loss and on a hypothetical profit and loss, which measures a result net of commissions, origination fees and intra-day trading. The results of this back testing on the actual and the hypothetical results are reported to the Dutch Central Bank on a quarterly basis. Back testing is an essential instrument for the ex-post validation of our internal VaR model.
Stress testing
Although the VaR represents a good estimate of potential losses under normal market circumstances, it fails to capture ‘one-off’ events. The limitations of the VaR model mean that we must supplement it with other statistical tests. These include a series of stress tests scenarios and sensitivity stress tests that shed light on the hypothetical behaviour of our portfolio and the impact on our financial results under extreme market movements. Sensitivity stress tests and stress test scenarios have been developed internally to reflect specific characteristics of the Group’s portfolios and are performed on a daily basis for each trading portfolio and at several aggregation levels. These apply parallel increase and decreases in a number of risk elements or in one risk element, upon actual historical scenarios (non-parallel moves in a number of risk elements) or upon plausible future shocks.
Currency risk (banking book positions)
The Group’s operating entities are required to manage any currency exposure arising on local transactions with funding in the same currency or to transfer the currency risk to the Group. Accordingly the Group is able to manage currency risk through its net investments in its non-euro operations.
We apply various hedging strategies to our net investments in our non-euro operations, in order to manage and minimise any adverse effects from translating the relevant foreign currency into euro.
Capital ratio hedge
To protect our capital ratios (core tier 1, tier 1 and total capital as a portion of risk-weighted assets) against adverse effects of the US dollar, our main foreign currency, the USD-sensitive part of our capital base has to be equal to the USD-sensitive part of our risk-weighted assets. On this basis, there will be no material impact on our capital ratios, as the ratios are hedged against changes in the EUR/ USD exchange rate.
Capital hedge
The capital ratio hedge strategy implies that a part of our capital has to be USD-sensitive to neutralise the USD sensitivity of our risk-weighted assets. Hence a part of our equity is also exposed to EUR/ USD fluctuations.

Our investments in foreign operations in currencies other than the USD are hedged on a selective basis. We consider the use of hedging in cases where the expected currency loss is larger than the interest rate differential between the two currencies that represents the cost of the hedge.
At December 2006, 29% (2005: 56%) of our net investment in foreign operations was hedged leaving approximately EUR 9.4 billion (2005: EUR 5 billion) unhedged including USD 2.6 billion and BRL 4.6 billion (2005: USD 1 billion and BRL 2 billion) where USD and BRL are both stated in EUR amounts. The table shows the sensitivity of our capital to, respectively, a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

	2006	2005

	€m	€m
Euro appreciates 10%	(944)	(559)
Euro depreciates 10%	944	559
Liquidity risk
Measurement and control
Liquidity risk arises in any bank’s general funding of its activities. For example, a bank may be unable to fund its portfolio of assets at appropriate maturities and rates, or may find itself unable to liquidate a position in a timely manner at a reasonable price. The Group holds capital to absorb unexpected losses, and manages liquidity to ensure that sufficient funds are available to meet not only the known cash funding requirements, but also any unanticipated ones that may arise. At all times, the Group maintains what we believe to be adequate levels of liquidity on a Group-wide basis to meet deposit withdrawals, repay borrowings and fund new loans, even under stressed conditions.
We manage liquidity on a daily basis in all the countries in which we operate. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and customer profile. Therefore local line management is responsible for managing our local liquidity requirements under the supervision of Group Asset and Liability Management on behalf of the Group Asset and Liability Committee.
On a day-to-day basis our liquidity management depends on, among other things, the effective functioning of local and international financial markets. As this is not always the case, we have Group-wide contingency funding plans. These plans are put into effect in the event of a dramatic change in our normal business activities or in the stability of the local or international financial markets. The Group Strategic Funding Committee has full authority to manage such a crisis. As part of this liquidity management contingency planning, we continually assess potential trends, demands, commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, we consider the impact of these potential changes on our sources of short-term funding and long-term liquidity planning.
As we have entered into committed credit facilities, our liquidity management process also involves assessing the potential effect of the contingencies inherent in these types of transactions on our normal sources of liquidity and finance.
Liquidity gap
The following table provides an analysis that categorises the balance sheet of the Group into relevant maturity groupings based on the remaining contractual periods to repayment.

Maturity for the year ended 31 December 2006:

	On		≥ 1 year-
	demand	< 1 year	< 5 years	≥ 5 years	Total

Assets
Cash and balances at central banks	12,317	—	—	—	12,317
Financial assets held for trading(1)	205,736	—	—	—	205,736
Financial investments	—	29,999	33,097	62,285	125,381
Loans and receivables — banks	9,473	90,637	18,595	16,114	134,819
Leans and receivables — customers	17,202	202,880	61,100	162,073	443,255
Other assets(1)	3,212	26,560	—	35,784	65,556

Total	247,940	350,076	112,792	276,256	987,064

Liabilities
Financial liabilities held for trading(1)	145,364	—	—	—	145,364
Due to banks	20,273	148,157	6,911	12,648	187,989
Due to customers	111,250	222,440	16,379	12,314	362,383
Issued debt securities	—	103,531	58,916	39,599	202,046
Subordinated liabilities	—	1,384	3,723	14,106	19,213
Other liabilities(1)	3,965	18,836	—	21,373	44,174

Total	280,852	494,348	85,929	100,040	961,169

Net liquidity gap	(32,912)	(144,272)	26,863	176,216	25,895

(1)	Financial assets and liabilities held for trading and hedging derivatives are shown as on demand which management believes most accurately reflects the short-term nature of the trading and derivative activities
Maturity for the year ended 31 December 2005:

	On		≥ 1 year-
	demand	< 1 year	< 5 years	≥ 5 years	Total

Assets
Cash and balances at central banks	16,657	—	—	—	16,657
Financial assets held for trading(1)	202,055	—	—	—	202,055
Financial Investments	12,366	12,047	35,425	63,936	123,774
Loans and receivables — banks	7,251	80,091	5,922	15,371	108,635
Leans and receivables — customers	24,101	171,824	84,497	99,826	380,248
Other assets(1)	3,213	21,268	4,341	20,613	49,435

Total	265,643	285,230	130,185	199,746	880,804

Liabilities
Financial liabilities held for trading(1)	148,588	—	—	—	148,588
Due to banks	30,905	117,150	8,349	11,417	167,821
Due to customers	147,846	138,630	14,481	16,126	317,083
Issued debt securities	1,495	100,873	34,548	33,703	170,619
Subordinated liabilities	—	1,156	5,101	12,815	19,072
Other liabilities(1)	4,712	15,335	2,771	10,651	33,469

Total	333,546	373,144	65,250	84,712	856,652

Net liquidity gap	(67,903)	(87,914)	64,935	115,034	24,152

(1)	Financial assets and liabilities held for trading and hedging derivatives are shown as on demand which management believes most accurately reflects the short-term nature of the trading and derivative activities

Use of derivatives
Derivative instruments
The Group uses derivative instruments (a) to provide risk management solutions to its clients, (b) to manage the Group’s own exposure to various risks (including interest, currency and credit risks) and (c) for proprietary trading purposes.
A derivative is a financial instrument that is settled at a future date and requires little or no initial net investment, and whose value varies in response to changes in the price of another financial instrument, an index or some other variable.
The majority of derivative contracts are arranged as to amount (‘notional’), tenor and price directly with the counterparty (over-the-counter). The remainder are standardised in terms of their amounts and settlement dates and are bought and sold in organised markets (exchange traded).
The notional, or contractual, amount of a derivative represents the reference quantity of the underlying financial instrument on which the derivative contract is based. The value of the derivative contract is typically determined by applying a calculated price to this notional amount, and is the basis upon which changes in the value of the contract are measured. The notional amount provides an indication of the underlying volume of business transacted by the Group but does not provide any measure of risk, and is not included on the balance sheet.
Positive and negative fair values on different transactions are only netted if the transactions are with the same counterparty and the cash flows will be settled on a net basis, and the Group has the legal right to offset separate transactions with that counterparty.
Types of derivative instruments
The most common types of derivatives used are as follows:
Forwards are binding contracts to buy or sell financial instruments, most typically currency, on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the over-the-counter (OTC) market.
Futures are exchange traded agreements to buy or sell a standard quantity of specified grade or type of financial instrument, currency or commodity at a specified future date.
Commodity derivatives are contracts to buy or sell a non-financial item. They can be either exchange traded or OTC.
Swaps are agreements between two parties to exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:

•	Interest rate swap contracts — typically the contractual exchange of fixed and floating rate interest payments in a single currency, based on a notional amount and a reference interest rate, most commonly LIBOR

•	Cross currency swaps — the exchange of interest payments based on two different currency principal balances and reference interest rates, and usually the exchange of principal amounts at the start and end of the contract

•	Credit default swaps (CDSs) — bilateral agreements under which one party (protection buyer) makes one or more payments to the other party (protection seller) in exchange for an undertaking by the seller to make a payment to the buyer following a specified credit event. Credit default swaps may be on a single name (counterparty) or on a multiple (or basket) of names (counterparties). Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss

•	Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, such as LIBOR. The total return payer has an equal and opposite position. A specific type of total return swap is an equity swap

Options are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, s but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options may be traded OTC or on a regulated exchange, and may be traded in the form of a security (warrant).
Derivatives transacted for trading purposes
Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks.
Trading activities are entered into principally for the purpose of generating profits from short term fluctuations in price or margin, and include market-making, positioning and arbitrage activities:

•	Market making involves quoting bid and offer prices to other market participants with the intention of generating income based on spread and volume

•	Positioning means managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices

•	Arbitrage activities involve identifying and profiting from price differentials between markets and products
Derivatives transacted for hedging purposes
The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies for accounting purposes (see accounting policies).
The Group also enters into derivative transactions which provide economic hedges for credit risk exposures but do not meet the requirements for hedge accounting treatment; for example, the Group uses CDSs as economic hedges for credit risk exposures in the loan and traded product portfolios, but cannot always apply hedge accounting to such positions.
Risks of derivative instruments
Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the market risk section of this note starting on page 195.
Derivative instruments are transacted with many different counterparties. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the financial risk section of this footnote. It should be noted that although the values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive fair values for any one counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, fair values can increase over time (’potential future exposure’), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties.

40.	Capital adequacy
To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by the BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities.
Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them. Four categories of risk weights (0%, 20%, 50%, 100%) are applied; for example cash and money market instruments have a zero risk weighting which means that no capital is required to support the holding of these assets. Property and equipment carries a 100% risk weighting, meaning that it must be supported by capital equal to 8% of the carrying amount. Off-balance-sheet credit related commitments and derivative instruments are taken into account by applying different categories of conversion factors, which are designed to convert these items into balance sheet equivalents. The resulting equivalent amounts are then weighted for risk using the same percentages as for non-derivative assets.
Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.
Core tier 1 capital is tier 1 capital excluding preference shares.
The Group’s capital adequacy level was as follows:

	Balance		Risk weighted amount,
	sheet/unweighted		including effect of
	amount		contractual netting

	2006	2005	2006	2005

Balance sheet assets (net of provisions):
Cash and balances at central banks	12,317	16,657	296	432
Financial assets held for trading	205,736	202,055	—	—
Financial investments	125,381	123,774	14,142	11,620
Loans and receivables — banks	134,819	108,635	7,215	4,992
Loans and receivables — customers	443,255	380,248	162,315	152,044
Equity accounted investments	1,527	2,993	943	727
Property and equipment	6,270	8,110	4,419	6,638
Goodwill and other intangibles	9,407	5,168	2,801	4,437
Assets of business held for sale	11,850	—	6,433	—
Prepayment and accrued income	9,290	7,614	3,794	2,952
Other assets	27,212	25,550	6,776	8,893

Subtotal	987,064	880,804	209,134	192,735

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	196,697	187,031	53,336	48,621
Credit equivalent of derivatives			13,960	10,815
Insurance companies and other			193	275

Subtotal			67,489	59,711

Total credit risks			276,623	252,446
Market risk requirements			4,081	5,408

Total Risk Weighted Assets			280,704	257,854

The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements.

	2006		2005

	Required	Actual	Required	Actual

Total capital	22,457	31,275	20,628	33,874
Total capital ratio	8.0%	11.14%	8.0%	13.14%
Tier 1 capital	11,228	23,720	10,314	27,382
Tier 1 capital ratio	4.0%	8.45%	4.0%	10.62%
Core tier 1	—	17,336	—	21,828
Core tier 1 ratio	—	6.18%	—	8.47%

In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss on derivatives, which is the fair value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the fair value during the remaining term of the contract. The following analysis shows the resulting credit equivalent, both unweighted and weighted for counterparty risk (mainly banks). The figures allow for the impact of netting transactions and other collateral.
Credit equivalent of derivative contracts

	2006	2005

Interest rate contracts	76.1	84.8
Currency contracts	35.0	28.2
Other contracts	70.9	32.2

	182.0	145.2
Effect of contractual netting	126.7	97.4

Unweighted credit equivalent	55.3	47.8

Weighted credit equivalent	13.9	10.8

41.	Private equity investments
Private equity investments are either consolidated or held at fair value.
Consolidated private equity holdings
Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact of consolidating on the income statement these investments is set out in the following table.

	2006	2005	2004

Income of consolidated private equity holdings	5,313	3,637	2,616
Other income included in operating income	(340)	(242)	(96)

Total operating income of consolidated private equity holdings	4,973	3,395	2,520

Goods and material expenses of consolidated private equity holdings	3,684	2,519	1,665
Included in personnel expenses	577	362	399
Included in administrative costs	466	352	284
Included in depreciation and amortisation	212	133	151

Total operating expenses	4,939	3,366	2,499

Operating profit before tax of consolidated private equity holdings	34	29	21
Goods and material expenses includes personnel costs relating to manufacturing and production activities.
The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities, the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of these consolidated entities at 31 December 2006 were EUR 4,537 million (2005: EUR 3,477 million), excluding goodwill.
Unconsolidated private equity investments
The private equity investments over which the Group does not have control are accounted for at fair value with change through income. Although control is not with the Group, in many cases the Group has significant influence, usually evidenced by an equity stake of between 20% and 50%. Significant influence is held in approximately 88 (2005: 100) investments with a fair value of EUR 387 million at 31 December 2006 (2005: EUR 603 million), operating in various sectors including information technology, life sciences, media and telecommunications.

42.	Joint ventures
The Group’s activities conducted through joint ventures include insurance, trust and property development activities. See note 49 for further details. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses, which represent the Group’s proportionate share:

	2006	2005

Assets
Cash and balances at central banks	12	11
Financial investments	3,355	2,748
Loans and receivables — banks and customers	1,722	925
Equity accounted investments	—	6
Property and equipment	4	1,011
Accrued income and prepaid expenses	84	58
Other assets	4,080	2,161

Total	9,257	6,920

Liabilities
Financial liabilities held for trading	6	871
Due to customers	1,128	896
Issued debt securities	22	7
Accrued expenses and deferred income	35	23
Other liabilities	7,827	4,994

Total	9,018	6,791

Total operating income	102	150
Operating expenses	51	71

Operating profit	51	79

Income tax expense	16	21

Net profit	35	58

43.	Remuneration of Managing Board and Supervisory Board
Remuneration Managing Board
The current compensation policy for the Managing Board was introduced in 2001 and changed in the years 2005 and 2006. The main objective is to ensure that ABN AMRO is able to recruit both internally and externally and retain expert and experienced Managing Board members. To achieve this, the Managing Board remuneration has several elements that, as a package, make it comparable with the remuneration offered by relevant peers in the market. Peers are defined as other major Dutch companies and other European-parented banks.
The compensation package for the Managing Board has the following elements:

•	Base salary

•	Performance bonus

•	Long-term incentives — Performance Share Plan and Share Investment & Matching Plan
In addition there are a number of other benefits.

Base salary
A common base salary applies to all Managing Board members except the Chairman, to whom a 40% differential applies. In addition to the base salary, the non-Dutch Board member receives a market competitive allowance. Salaries are reviewed annually with adjustments taking effect from 1 January. In 2006 Managing Board base salaries were adjusted upwards by 1.5% to compensate for the effects of inflation. The gross annual base salary for the Managing Board members was adjusted from EUR 650,000 to EUR 659,750 and from EUR 910,000 to EUR 923,650 for the Chairman.
Performance bonus
The annual performance bonus for Managing Board members is based upon ABN AMRO’s quantitative and qualitative performance objectives at both the corporate and BU level. The objectives are set annually by the Nomination & Compensation Committee and endorsed by the Supervisory Board. With effect from 2006 all individual Managing Board members’ performance is assessed wholly against Group performance objectives. Previous links to the various Business Unit targets were abandoned.
In 2006 objectives such as economic profit, efficiency ratio and operating result were used to measure quantitative corporate performance. All three of these objectives are aimed at growth and profitability and carried an equal weighting of one-third. In addition, qualitative objectives are set such as Compliance and Leadership/ Employee Engagement. Specific annual performance targets are not disclosed as they are considered competitively sensitive.
If the quantitative performance objectives are fully met, the 2006 bonus will be 150% of base salary with an upper limit of 200% for performance well above target. The Nomination & Compensation Committee may, on the basis of their assessment of a Managing Board member’s individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary.
The 2006 performance bonuses for Managing Board members have been set at the newly agreed 2006 bonus levels. The Committee assessed the 2006 performance against the set and realised quantitative objectives.
The bonuses with respect to the 2006 performance year for all Managing Board members, including the Chairman of the Managing Board, are set at 125% of the 2006 annual base salary. The assessment of the qualitative objectives did not give the Nomination & Compensation Committee reason to use its discretion to differentiate in the individual bonus results. Bonuses for the Managing Board members who left the bank in 2006 were also set at 125% of the salary earned while they were in active service in 2006. The individual bonus awards are shown in the table on page 208.
ABN AMRO Share Investment & Matching Plan
In 2004 shareholders’ approval was obtained to encourage executive share ownership. Under this plan, the Board members may defer a maximum of 25% of their annual salary into ABN AMRO Holding N.V. shares (investment shares). This amount must be funded from the net bonus outcome of the relevant performance year. If the net bonus outcome is insufficient to fund the full investment amount the participation will be withdrawn.
At the end of a three-year vesting period the investment shares will be matched by the bank on the basis of one ABN AMRO share (matching share) for each investment share, provided that the Managing Board member remains employed within the ABN AMRO Group during the vesting period. The investment shares, together with the built-up dividends, will be released three years after deferral. The matching shares must be held for at least five years from vesting, with the possibility of selling some of the shares to settle the tax obligation.
In 2006 — with respect to the 2005 bonus — all Managing Board members have participated in this plan. Of the six Managing Board members who were already a Board member in 2005, five participated for the maximum amount of 25% of base salary and one Managing Board member for 12.5% of base salary. The three newly appointed Managing Board members each participated for a fixed investment amount of EUR 100,000 that was applicable for them as being a SEVP in 2005. The total amount that was used to purchase Investment Shares was EUR 1,258,596 for all nine Managing Board members. With respect to the bonus for 2006 six of the current seven Managing Board members participated for 25% of annual salary and one member chose to invest an amount of EUR 75,000.

Share options
Share options have been an integral part of ABN AMRO top executives’ compensation for several years.
As of 2005 share options no longer form part of the long-term reward package for the Managing Board or for the Top Executive Group as a whole. The options granted in the years up to and including 2004 will remain in place. In 2006 no options expired. The options granted in 2003 vested on 24 February 2006 and will remain exercisable during the remainder of the ten-year option period, which runs up to and including 23 February 2013. The options granted in 2004 have vested on 13 February 2007, because the set return on equity performance condition for this award was met by the end of the three year performance period in 2006. The options will remain exercisable up to and including 12 February 2014.
The Managing Board announced to the Nomination & Compensation Committee on 30 January 2006 their collective decision to limit the exercise of their options going forward exclusively to the first day of the first open period after vesting and/or expiration periods, or to earlier equivalent contractual dates in line with the plan rules, such as the date of retirement. For the 2004 options this means that the first possible date to exercise will be the first day of the second open period in 2007. Although this limits the theoretical value of the options, the Managing Board believes the increase in transparency to the market outweighs this theoretical disadvantage.
Performance Share Plan
The Performance Share Plan was introduced in 2001 and forms an important though stretching part of the Managing Board’s reward package. SEVPs are also eligible for a yearly grant under this plan.
In 2006 Managing Board members received a conditional award of 60,000 shares and the Chairman 84,000 shares. The Performance Share Plan grant in 2006 was based half on the relative total return to shareholders (TRS) performance and half on the average return on equity (ROE) achieved by the bank over the four-year performance period, defined as the year of grant and three subsequent years.
The vesting schedule for the TRS-linked award is the same as in previous years. The full award will be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the TRS rankings.
The ROE linked part of the award was introduced in 2005. The pay-out of this part of the award will be linked to the average ROE target for the performance period using a sliding scale, with a threshold at 25% and a maximum award of 100%.
Another condition is that the recipient must still be in service with the Group at the end of the performance period. The four-year performance cycle for the conditional shares as awarded in 2003 came to a close at the end of 2006, and ABN AMRO’s position in the peer group was position 16, meaning that the performance share award has not vested.
Pension
The Managing Board’s pensionable salary is 100% of annual base salary. Until 31 December 2005 the normal retirement age of the Managing Board members was 62. Since 1 January 2006 the plan has been changed in such a way that the normal retirement age is 65, based on average income (2.15% per year). It is possible to retire earlier. The ABN AMRO Pension Fund manages the pension plan.
Specific benefits
The Managing Board’s compensation package also includes:

•	The use of a company lease car with driver

•	Reimbursement of the cost of adequate security measures for their main private residence

•	A 24-hour personal accident insurance policy with a fixed covered amount of EUR 1.8 million for members and EUR 2.5 million for the Chairman

•	Contributions towards private health insurance, according to the policies applicable to all other ABN AMRO employees in the Netherlands

•	Preferential rates on bank products such as mortgages and loans, according to the same policies that apply to all other ABN AMRO staff in the Netherlands.
The following table summarises total reward, ABN AMRO options and shares, and outstanding loans of the members of the Managing Board and Supervisory Board.

	Managing Board			Supervisory Board

	2006		2005	2006	2005

	€ thousands		€ thousands	€ thousands	€ thousands
Payments	9,247	[1]	4,639	1,041	787
Profit-sharing and bonus payments	6,999		4,787	—	—
Share-based payments	6,882		6,063	—	—
Pension benefits	1,683		1,324	—	—
Loans (outstanding)	11,667		11,518	257	2,100
(number of shares, share awards, options)
ABN AMRO share awards (conditional, granted)	610,299		429,058	—	—
ABN AMRO staff options (outstanding)	1,955,857		2,380,835	—	—
ABN AMRO share awards (outstanding)	1,161,322		1,196,835	—	—
ABN AMRO shares/ADRs (owned)	341,354		124,004	27,567	34,847

(1)	Included in this balance is a termination payment to Mr C.H.A. Collee of EUR 3 million in 2006

The following table summarises the salaries, other rewards and bonuses of individual Managing Board members.

	2006					2005

	Base	Other		Share-based		Base	Other		Share-based	Pension
	Salary	Payments[1]	Bonus	Payments[2]	Pension costs[3]	Salary	Payments[1]	Bonus	Payments[2]	costs[3]

	€ thousands	€ thousands	€ thousands	€ thousands	€ thousands	€ thousands	€ thousands	€ thousands	€ thousands	€ thousands
R.W.J. Groenink	924	—	1,155	1,290	286	910	4	1,047	1,331	263
W.G. Jiskoot	660	—	825	922	205	650	2	748	951	185
T. de Swaan[4]	220	—	275	877	75	650	2	748	951	206
J.Ch.L. Kuiper	660	—	825	922	284	650	4	748	951	264
C.H.A. Collee[5]	660	3,000	619	938	184	650	3	748	951	168
H.Y. Scott-Barrett	660	483	825	880	189	650	464	748	928	238
H. G. Boumeester	660	—	825	331	203
P. S. Overmars	660	—	825	361	128
R. Teerlink	660	—	825	361	129

(1)	Other payments are comprised of contributions towards private health insurance and foreigner allowance as well as a termination payment. Mr H.Y. Scott-Barrett received a foreigner allowance of EUR 471 thousand and a tax allowance of EUR 12 thousand. In 2005 the allowance amounted to EUR 464 thousand. Mr C.H.A. Collee received EUR 3 million termination payment.

(2)	Share-based payments are calculated in accordance with IFRS 2 by recognising the fair value of the shares or options at grant date over the vesting period.

(3)	Pension costs exclusively comprise pension service cost computed on the basis of IAS 19.

(4)	Mr T. de Swaan retired on 1 May 2006.

(5)	Mr C.H.A. Collee stepped down on 31 December 2006.

The following tables reflect movements in the option holdings of the Managing Board as a whole and of individual Board members. The conditions governing the granting of options are included in note 44.

	2006		2005

	Options held by	Average exercise	Options held by	Average exercise
	Managing Board	price in €	Managing Board	price in €

Movements:
Balance at 1 January	2,380,835	18.83	2,382,251	18.84
Options exercised/cancelled	252,500	14.45	1,416	22.23
Other	172,478	21.34	—	—

Balance at 31 December	1,955,857	19.18	2,380,835	18.83

						Weighted
		Exercise				average	Year of
	Balance at	price	Exercised/	Entered/	Balance at	share price	expiration
	1 January	in €	cancelled	(Left)	31 December	at exercise	date

R.W.J. Groenink
Executive 2000	60,000	21.30	—	—	60,000	—	2007
Executive 2001	55,000	23.14	—	—	55,000	—	2008
Executive 2002(1)(2)	112,000	19.53	—	—	112,000	—	2012
Executive 2003(1)(3)	133,000	14.45	—	—	133,000	—	2013
Executive 2004(1)(4)	126,000	18.86	—	—	126,000	—	2014
AOR 2001	271	22.34	—	—	271	—	2008
AOR 2002	296	20.42	—	—	296	—	2009

	486,567		—	—	486,567

W.G. Jiskoot
Executive 2000	60,000	21.30	—	—	60,000	—	2007
Executive 2001	55,000	23.14	—	—	55,000	—	2008
Executive 2002(1)(2)	80,000	19.53	—	—	80,000	—	2012
Executive 2003(1)(3)	95,000	14.45	(95,000)	—	—	21.55	2013
Executive 2004(1)(4)	90,000	18.86	—	—	90,000	—	2014
AOR 2001	271	22.34	—	—	271	—	2008
AOR 2002	296	20.42	—	—	296	—	2009

	380,567		(95,000)	—	285,567

T. de Swaan(5)
Executive 2000	60,000	21.30	—	(60,000)	—	—	2007
Executive 2001	55,000	23.14	—	(55,000)	—	—	2008
Executive 2002(1)(2)	80,000	19.53	—	(80,000)	—	—	2012
Executive 2003(1)(3)	95,000	14.45	—	(95,000)	—	—	2013
Executive 2004(1)(4)	90,000	18.86	—	(90,000)	—	—	2014
AOR 2001	271	22.34	—	(271)	—	—	2008
AOR 2002	296	20.42	—	(296)	—	—	2009

	380,567		—	(380,567)	—

J.Ch.L. Kuiper
Executive 2000	60,000	21.30	—	—	60,000	—	2007
Executive 2001	55,000	23.14	—	—	55,000	—	2008
Executive 2002(1)(2)	80,000	19.53	—	—	80,000	—	2012
Executive 2003(1)(3)	95,000	14.45	(95,000)	—	—	21.55	2013
Executive 2004(1)(4)	90,000	18.86	—	—	90,000	—	2014
AOR 2001	271	22.34	—	—	271	—	2008
AOR 2002	296	20.42	—	—	296	—	2009

	380,567		(95,000)	—	285,567

(1)	Conditionally granted.

(2)	Vested on 25 February 2005.

(3)	Vested on 24 February 2006.

(4)	Vested on 13 February 2007.

(5)	Mr T. de Swaan retired on 1 May 2006.

(6)	Mr C.H.A. Collee stepped down on 31 December 2006.

						Weighted
						average share	Year of
	Balance at	Exercise	Exercised/	Entered/	Balance at	price at	expiration
	1 January	price €	cancelled	(Left)	31 December	exercise	date

C.H.A. Collee(6)
Executive 2000	56,000	21.30	—	(56,000)	—	—	2007
Executive 2001	55,000	23.14	—	(55,000)	—	—	2008
Executive 2002(1)(2)	80,000	19.53	—	(80,000)	—	—	2012
Executive 2003(1)(3)	95,000	14.45	(35,000)	(60,000)	—	21.55	2013
Executive 2004(1)(4)	90,000	18.86	—	(90,000)	—	—	2014
AOR 2001	271	22.34	—	(271)	—	—	2008
AOR 2002	296	20.42	—	(296)	—	—	2009

	376,567		(35,000)	(341,567)	—

H.Y. Scott-Barrett
Executive 2000	56,000	21.30	—	—	56,000	—	2007
Executive 2001	55,000	23.14	—	—	55,000	—	2008
Executive 2002(1)(2)	80,000	19.53	—	—	80,000	—	2012
Executive 2003(1)(3)	95,000	14.45	—	—	95,000	—	2013
Executive 2004(1)(4)	90,000	18.86	—	—	90,000	—	2014

	376,000		—	—	376,000

H.G. Boumeester
Executive 2000	—	21.30	—	20,000	20,000	—	2007
Executive 2001	—	23.14	—	16,875	16,875	—	2008
Executive 2002(1)(2)	—	19.53	—	25,000	25,000	—	2012
Executive 2003(1)(3)	—	14.45	(27,500)	27,500	—	21.55	2013
Executive 2004(1)(4)	—	18.86	—	52,500	52,500	—	2014

	—		(27,500)	141,875	114,375

P.S. Overmars
Executive 2000	—	21.30	—	25,000	25,000	—	2007
Executive 2001	—	23.14	—	16,875	16,875	—	2008
Executive 2002(1)(2)	—	19.53	—	50,000	50,000	—	2012
Executive 2003(1)(3)	—	14.45	—	55,000	55,000	—	2013
Executive 2004(1)(4)	—	18.86	—	52,500	52,500	—	2014

	—		—	199,375	199,375

R. Teerlink
Executive 2000	—	21.30	—	15,000	15,000	—	2007
Executive 2001	—	23.14	—	16,406	16,406	—	2008
Executive 2002(1)(2)	—	19.53	—	50,000	50,000	—	2012
Executive 2003(1)(3)	—	14.45	—	74,500	74,500	—	2013
Executive 2004(1)(4)	—	18.86	—	52,500	52,500	—	2014

	—		—	208,406	208,406

(1)	Conditionally granted.

(2)	Vested on 25 February 2005.

(3)	Vested on 24 February 2006.

(4)	Vested on 13 February 2007.

(5)	Mr T. de Swaan retired on 1 May 2006.

(6)	Mr C.H.A. Collee stepped down on 31 December 2006.

The following table shows movements in shares conditionally awarded under the Performance Share Plan. For the years to 2005 the conditional award was based 100% on the bank’s ranking in the peer group (TRS ranking). For the year 2005 and 2006, 50% of the award is on the TRS ranking and 50% on the average ROE target for the reference period. The number of shares conditionally awarded on the TRS ranking in the table below assumes a ranking of fifth in the peer group, in line with our ambition. The number of shares conditionally awarded on the ROE target assumes that we will achieve an average ROE above 20% per annum, our target for the performance cycle 2005-2008 and 2006-2009.

	Type of	Reference	Balance at				Expired/	Balance at
	condition	period	1 January	Granted	Entered	Left	forfeited	31 December

R.W.J. Groenink	TRS	2003-2006	98,000	—	—	—	(98,000)	—
	TRS	2004-2007	70,000	—	—	—	—	70,000
	TRS	2005-2008	42,000	—	—	—	—	42,000
	ROE	2005-2008	42,000	—	—	—	—	42,000
	TRS	2006-2009	—	42,000	—	—	—	42,000
	ROE	2006-2009	—	42,000	—	—	—	42,000
W.G. Jiskoot	TRS	2003-2006	70,000	—	—	—	(70,000)	—
	TRS	2004-2007	50,000	—	—	—	—	50,000
	TRS	2005-2008	30,000	—	—	—	—	30,000
	ROE	2005-2008	30,000	—	—	—	—	30,000
	TRS	2006-2009	—	30,000	—	—	—	30,000
	ROE	2006-2009	—	30,000	—	—	—	30,000
T. de Swaan(1)	TRS	2003-2006	70,000	—	—	—	(70,000)	—
	TRS	2004-2007	50,000	—	—	(37,500)	(12,500)	—
	TRS	2005-2008	30,000	—	—	(15,000)	(15,000)	—
	ROE	2005-2008	30,000	—	—	(15,000)	(15,000)	—
	TRS	2006-2009	—	30,000	—	(7,500)	(22,500)	—
	ROE	2006-2009	—	30,000	—	(7,500)	(22,500)	—
J.Ch.L. Kuiper	TRS	2003-2006	70,000	—	—	—	(70,000)	—
	TRS	2004-2007	50,000	—	—	—	—	50,000
	TRS	2005-2008	30,000	—	—	—	—	30,000
	ROE	2005-2008	30,000	—	—	—	—	30,000
	TRS	2006-2009	—	30,000	—	—	—	30,000
	ROE	2006-2009	—	30,000	—	—	—	30,000
C.H.A. Collee(2)	TRS	2003-2006	70,000	—	—	—	(70,000)	—
	TRS	2004-2007	50,000	—	—	(37,500)	(12,500)	—
	TRS	2005-2008	30,000	—	—	(15,000)	(15,000)	—
	ROE	2005-2008	30,000	—	—	(15,000)	(15,000)	—
	TRS	2006-2009	—	30,000	—	(7,500)	(22,500)	—
	ROE	2006-2009	—	30,000	—	(7,500)	(22,500)	—
H.Y. Scott-Barrett	TRS	2003-2006	70,000	—	—	—	(70,000)	—
	TRS	2004-2007	50,000	—	—	—	—	50,000
	TRS	2005-2008	30,000	—	—	—	—	30,000
	ROE	2005-2008	30,000	—	—	—	—	30,000
	TRS	2006-2009	—	30,000	—	—	—	30,000
	ROE	2006-2009	—	30,000	—	—	—	30,000

(1)	Mr T. de Swaan retired on 1 May 2006.

(2)	Mr C.H.A. Collee stepped down on 31 December 2006.

	Type of	Reference	Balance at				Expired/	Balance at
	condition	period	1 January	Granted	Entered	Left	forfeited	31 December

H.G. Boumeester	TRS	2004-2007	—	—	20,000	—	—	20,000
	TRS	2005-2008	—	—	15,000	—	—	15,000
	ROE	2005-2008	—	—	15,000	—	—	15,000
	TRS	2006-2009	—	30,000	—	—	—	30,000
	ROE	2006-2009	—	30,000	—	—	—	30,000
P.S. Overmars	TRS	2003-2006	—	—	20,000	—	(20,000)	—
	TRS	2004-2007	—	—	20,000	—	—	20,000
	TRS	2005-2008	—	—	15,000	—	—	15,000
	ROE	2005-2008	—	—	15,000	—	—	15,000
	TRS	2006-2009	—	30,000	—	—	—	30,000
	ROE	2006-2009	—	30,000	—	—	—	30,000
R. Teerlink	TRS	2003-2006	—	—	20,000	—	(20,000)	—
	TRS	2004-2007	—	—	20,000	—	—	20,000
	TRS	2005-2008	—	—	15,000	—	—	15,000
	ROE	2005-2008	—	—	15,000	—	—	15,000
	TRS	2006-2009	—	30,000	—	—	—	30,000
	ROE	2006-2009	—	30,000	—	—	—	30,000

(1)	Mr T. de Swaan retired on 1 May 2006.

(2)	Mr C.H.A. Collee stepped down on 31 December 2006.
The following table reflects the number of matched shares the Managing Board will receive under the ABN AMRO Share Investment & Matching Plan at the end of the vesting period, provided the member of the Managing Board remains employed within ABN AMRO during the vesting period.

	Balance at				Expired/	Balance at	Vesting
	1 January	Granted	Entered	Left	cancelled	31 December	period

R.W.J. Groenink	10,692	9,530	—	—	—	20,222	2005-2008
W.G. Jiskoot	7,637	6,807	—	—	—	14,444	2005-2008
T. de Swaan(1)	7,637	378	—	(3,348)	(4,667)	—	2006-2007
J.Ch.L. Kuiper	7,637	6,807	—	—	—	14,444	2005-2008
C.H.A. Collee(2)	7,637	6,807	—	(6,557)	(7,887)	—	2005-2008
H.Y. Scott-Barrett	3,818	3,403	—	—	—	7,221	2005-2008
H. G. Boumeester	—	4,189	4,808	—	—	8,997	2005-2008
P. S. Overmars	—	4,189	4,808	—	—	8,997	2005-2008
R. Teerlink	—	4,189	4,808	—	—	8,997	2005-2008

(1)	Mr T. de Swaan retired on 1 May 2006.

(2)	Mr C.H.A. Collee stepped down on 31 December 2006.

ABN AMRO ordinary shares held by Managing Board members at 31 December1

	2006	2005

R.W.J. Groenink	77,012	30,574
W.G. Jiskoot	62,377	28,827
T. de Swaan(2)	—	15,259
J.Ch.L. Kuiper	65,315	16,442
C.H.A. Collee(3)	—	8,778
H.Y. Scott-Barrett	51,577	24,124
H. G. Boumeester	47,465	—
P. S. Overmars	16,842	—
R. Teerlink	20,766	—

Total	341,354	124,004

(1)	No preference financing shares were held by any Managing Board member.

(2)	Mr T. de Swaan retired on 1 May 2006.

(3)	Mr C.H.A. Collee stepped down on 31 December 2006.
Loans from ABN AMRO to Managing Board members

	2006		2005

	Outstanding on		Outstanding on
	31 December	Interest rates	31 December	Interest rates

	€ in thousands		€ in thousands
R.W.J. Groenink	4,800	3.46	5,136	3.58
W.G. Jiskoot	1,674	3.60	1,674	3.94
T. de Swaan(2)	—	—	1,407	2.75	[1]
J.Ch.L. Kuiper	655	3.83	681	3.72
C.H.A. Collee(3)	—	—	2,620	3.27
H. G. Boumeester	2,649	4.64
P. S. Overmars	1,163	4.00
R. Teerlink	726	4.50

(1)	Variable rate

(2)	Mr T. de Swaan retired on 1 May 2006

(3)	Mr C.H.A. Collee stepped down on 31 December 2006
The decrease in outstandings between 31 December 2005 and 31 December 2006 is caused by repayments.
The following table provides information on the remuneration of individual members of the Supervisory Board. As of 1 May 2006 the remuneration was adjusted. The members of the Supervisory Board receive an equal remuneration of EUR 60,000 per annum. For the Vice-Chairman this remuneration is EUR 70,000 and for the Chairman EUR 85,000 per annum. For the membership of the Audit Committee an additional allowance of EUR 15,000 for the members is applied on an annual basis. The annual allowance for the members of the Nomination & Compensation Committee and the Compliance Oversight Committee is EUR 10,000. The annual allowance for the Chairman of the Audit Committee is EUR 20,000 and for the Chairmen of the two other Committees EUR 15,000 per annum. The general expenses allowances were abolished and actual business expenses incurred can be declared and are eligible for reimbursement. Supervisory Board members that are not resident in the Netherlands are entitled to general allowances for each Supervisory Board meeting that they attend, namely EUR 7,500 for members who live outside Europe and EUR 5,000 for members who live in Europe. This allowance applies to meetings of both the Supervisory Board and the various committees and is paid only once when meetings are being held on the same day or on consecutive days and is only paid when the members physically attend the meetings.
All amounts are based on a full year, but the actual payment depends on the period of membership during the year. Members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board

	2006	2005

	€ in thousands	€ in thousands
A.C. Martinez(1)	113	56
A.A. Olijslager	73	45
Mrs L.S. Groenman	53	40
D.R.J. Baron de Rothschild(1)	53	40
Mrs T.A. Maas-de-Brouwer	75	48
M.V. Pratini de Moraes(1)	66	45
P. Scaroni(1)	53	40
Lord Sharman of Redlynch(1)	69	48
R. van den Bergh(1)	60	27
A. Ruys	60	27
G.J. Kramer	40	—
H.G. Randa	40	—
A.A. Loudon(2)	21	63
A. Burgmans(2)	22	48
W. Dik(3)	—	16
M.C. van Veen(3)	—	20

(1)	Excluding an attendance fee.

(2)	Messrs A.A. Loudon and A. Burgmans resigned on 27 April 2006.

(3)	Messrs W. Dik and M.C. van Veen resigned on 29 April 2005.
ABN AMRO ordinary shares held by Supervisory Board members

	2006	2005

A.C. Martinez(2)	3,000	3,000
A.A. Olijslager	3,221	3,221
M.V. Pratini de Moraes(2)	5,384	5,384
R.F. van den Bergh	13,112	8,167
A. Ruys	2,850	—
A.A. Loudon(3)	—	5,421
A. Burgmans(3)	—	9,654

Total	27,567	34,847

(1)	No financing preference shares were held by any Supervisory Board member

(2)	ADRs

(3)	Messrs A.A. Loudon and A. Burgmans resigned on 27 April 2006
Loans from ABN AMRO to Supervisory Board members
The outstanding loans at 31 December 2006 amounts to EUR 0.3 million with an interest rate of 3.83% (2005: EUR 2.1 million — 3.00%) and relates to Mrs L.S. Groenman (2005: related to Mr A. Burgmans).
Senior Executive Vice Presidents (SEVPs) Compensation 2006
The reward package for ABN AMRO’s SEVPs, the second level of Top Executives, was also introduced in 2001 and — as with the Managing Board — was primarily aimed at maximising total returns to our shareholders.
The compensation for ABN AMRO SEVPs consists of the following core elements:

•	Base salary. The base salaries are benchmarked against the relevant local markets. The current median base salary is EUR 402,000 (2005: EUR 396,000).

•	Performance bonus. The annual performance bonus is linked to the respective markets within the various countries where we operate. The median bonus amount paid with respect to the 2006 performance year was EUR 1.3 million (2005: EUR 1 million). Bonuses for individual SEVPs vary widely, again reflecting market and location. No absolute maximum level of bonus has been defined for SEVPs

•	Long-term incentives such as the Performance Share Plan and the Share Investment & Matching Plan.

•	Long-term incentives are set at a lower level than the applicable yearly grants to Managing Board members. SEVPs received an award under the Top Executive Performance Share Plan and are eligible to participate on a voluntary basis in the Share Investment & Matching Plan. All SEVPs receive identical grants.
In addition, a number of benefits apply in relation to the respective markets and countries of residence.
The total compensation for SEVP’s in 2006 amounts to EUR 47 million (2005: EUR 51 million).

44.	Share-based payment plans
ABN AMRO grants long-term share-based incentive awards to members of the Managing Board, other top executives and key staff under a number of plans.
The current plans for the Managing Board (Performance Share Plan and Share Investment & Matching Plan) are described in note 43. At a lower level, the Performance Share Plan is also applicable to the second tier of top executives, the SEVPs. Both the SEVPs and the third level of top executives, the EVPs and MDs, may defer a part of their bonus to the Share Investment & Matching Plan. Furthermore, there is a Restricted Share Plan for the EVPs/ MDs with performance conditions linked to the average return on equity in line with the Performance Share Plan of the Managing Board. All these plans are equity-settled.
There is also a cash-settled Performance Share Plan for the EVPs/ MDs for the performance cycle 2005-2008.
With effect from 2006 share options are no longer granted to key staff. The options are replaced by restricted shares in line with the changes for the top executives in 2005.
Share-based compensation expense totalled EUR 78 million in 2006 (EUR 61 million in 2005 and EUR 4 million in 2004). The total carrying amount of liabilities arising from cash-settled share-based payments transactions amounted to EUR 10 million at 31 December 2006 (2005: EUR 22 million).
Option plans
The fair value of options granted is determined using a Lattice option pricing model. The following table shows the assumptions on which the calculation of the fair value of these options was based. The expected volatility was based on historical volatility.
For the calculation of the fair value of the options granted to the Top Executives in 2004, the same assumptions were used. The expense recorded in 2006 regarding all options plans amounted to EUR 28 million (2005: EUR 43 million).

	2005	2004

Grant date	16 February 2005	13 February 2004
Expiration date	16 February 2015	13 February 2014
Exercise price (in euros)	21.24	18.86
Share price on grant date (in euros)	21.24	18.86
Volatility	34%	35%
Expected dividend yield	5.2%	4.7%
Interest rate	3.7%	4.3%
Fair value at grant date (in euros)	4.24	3.98

The following table shows the movements of options outstanding.

	2006		2005		2004

		Average		Average		Average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

	(in thousands)	(in €)	(in thousands)	(in €)	(in thousands)	(in €)
Balance at 1 January	62,269	19.06	63,050	18.94	59,149	19.30
Movements:
Options granted to Managing Board members	—	—	—	—	576	18.86
Options granted to other Top Executives	—	—	—	—	6,175	18.86
Other options granted	—	—	7,939	21.24	8,254	18.76
Options forfeited	(1,225)	19.04	(2,780)	18.29	(760)	18.03
Options exercised	(7,791)	17.11	(1,868)	18.05	(3,160)	18.10
Options expired	—	—	(4,072)	22.43	(7,184)	22.04

Balance at 31 December	53,253	19.35	62,269	19.06	63,050	18.94

Of which exercisable	32,757	19.15	26,873	20.96	19,599	21.96
Of which exercisable and in the money	32,601	19.14	17,413	20.01	1,551	17.95
Of which hedged	19,177	18.59	26,968	18.14	28,837	18.06
In 2006 and 2005, the price of options exercised ranged from EUR 23.14 to EUR 14.45, compared to an average share price of EUR 22.81 in 2006 and EUR 20.11 in 2005. If all exercisable rights were to be exercised, shareholders’ equity would increase by an amount of EUR 627 million (2005: EUR 563 million). Deliveries on options exercised in 2006 were made from share repurchases on the date of grant (7,791,365 shares; 2005: 1,868,242 shares) and from new shares issued on the exercise date (no shares; 2005: no shares).
The following tables further detail the options outstanding at 31 December 2006:

			High/low
	Outstanding	Average exercise	exercise

	(in thousands)	price (in €)	price (in €)
Year of expiration
2007	3,776	21.30	21.30
2008	8,764	22.73	23.14–22.34
2009	3,827	20.42	20.42
2010	807	15.06	15.06
2011	495	17.12	17.12
2012	6,855	19.17	19.53–17.46
2013	8,727	14.45	14.65–14.45
2014	12,749	18.86	19.06–18.86
2015	7,253	21.24	21.24

Total	53,253	19.35	23.14–14.45

		Options Outstanding
				Options Exercisable
			Weighted-
		Weighted-	average		Weighted-
		average	remaining		average
		exercise	contractual		exercise
	Outstanding	price	life	Exercisable	price

	(in thousands)	(in €)	(in years)	(in thousands)	(in €)
Range of exercise price (in €)
14.45–17.50	11,232	14.93	5.82	10,737	14.83
17.51–20.00	18,402	19.07	6.52	5,653	19.53
20.01–22.50	19,224	21.35	3.91	11,972	21.41
>22.51	4,395	23.07	1.14	4,395	23.07

Total	53,253	19.35	4.99	32,757	19.15

Share plans
For the calculation of the expense for the share plans, various models were used. The total expense in 2006 amounted to EUR 50 million (2005: EUR 19 million). The following table presents a summary of all shares conditionally granted to the Top Executives of ABN AMRO. For the number of shares granted on the TRS-ranking under the Performance Share Plan, a ranking of fifth in the peer group has been assumed.

	2006	2005	2004

	(in thousands)	(in thousands)	(in thousands)
Balance at 1 January	5,637	3,688	4,741
Granted	6,212	2,892	1,797
Forfeited	(1,633)	(283)	(2,850)
Vested	(1,037)	(660)	—

Balance at 31 December	9,179	5,637	3,688

45.	Discontinued operations and assets and liabilities held for sale
On 1 December 2006, the Group disposed of the property development and management activities of its Bouwfonds subsidiary. The Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding were sold to Rabobank for a cash consideration of EUR 852 million and the Bouwfonds Property Finance activities were sold to SNS Bank for a cash consideration of EUR 825 million. The total net gain on the sale of Bouwfonds amounted to EUR 338 million.
During 2006, the Group actively began to market the assets of the national residential mortgage line of business (ABN AMRO Mortgage Group, Inc.), a subsidiary of ABN AMRO LaSalle Bank Midwest. The sale transaction closed on 28 February 2007.
The results of these transactions have been presented as discontinued operations with the comparative figures for 2005 and 2004 re-presented. In addition, the assets and liabilities of the ABN AMRO Mortgage Group, Inc. have been reported as assets of businesses held for sale and liabilities of businesses held for sale in the consolidated balance sheet.

Income statement of discontinued operations:

	2006	2005	2004

Operating income	934	881	844
Operating expenses	525	595	585

Operating profit before tax	409	286	259
Gain on disposal	327	—	—

Profit before tax	736	286	259

Tax on operating profit	138	99	55
Tax arising on disposal	(11)	—	—
Profit from discontinued operations classified in current period	609	187	204
classified in prior period	—	—	1,447

Profit from discontinued operations net of tax	609	187	1,651

The table below provides a further breakdown of the operating result and gain on disposal of discontinued operations in 2006 by major lines of business. In our segment disclosure note the Bouwfonds results are included in the segment BU Netherlands and ABN AMRO Mortgage Group, Inc. in the BU North America.

	2006	2005	2004

Bouwfonds non-mortgage business
Operating income	534	505	406
Operating expenses	273	287	208
Loan impairment and other credit risk provisions	19	13	9

Operating profit before tax	242	205	189
Gain recognised on disposal	327	—	—

Profit from discontinued operations before tax	569	205	189

Income tax expense on operating profit	75	69	43
Income tax expense on gain on disposal	(11)	—	—

Profit from discontinued operations net of tax	505	136	146

ABN AMRO Mortgage Group Inc.
Operating income	400	376	438
Operating expenses	233	295	368

Operating profit before tax	167	81	70
Income tax expense on operating profit	63	30	12

Profit from discontinued operations net of tax	104	51	58

Earnings per share attributable to the shareholders of the parent company for discontinued operations	2006	2005	2004

	€	€	€
Basic, from discontinued operations	0.32	0.10	0.99
Diluted, from discontinued operations	0.32	0.10	0.99

The major classes of assets and liabilities classified as held for sale as at 31 December are as follows:

2006

Assets
Cash and balances with central banks	14
Financial assets held for trading	104
Financial investments	132
Loans and receivables — banks	53
Loans and receivables — customers	4,532
Property and equipment	1,012
Goodwill and other intangible assets	2,449
Accrued income and prepaid expenses	62
Other assets	3,492

Assets of businesses held for sale	11,850

Liabilities
Due to banks	973
Due to customers	2,397
Provisions	22
Accrued expenses and deferred income	71
Other liabilities	244

Liabilities of businesses held for sale	3,707

Net assets directly associated with disposal businesses	8,143

These balances mainly consist of ABN AMRO Mortgage Group, Inc.

46.	Related parties
The Group has a related party relationship with associates (see notes 20 and 41), joint ventures (see note 42), pension funds (see note 28) and key management (see note 43).
The Group enters into a number of banking transactions with related parties in the normal course of business. These include loans, deposits and foreign currency transactions. These transactions were carried out on commercial terms and at market rates except for employees, which are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2006 and 2005.

47.	First-time adoption of IFRS
The impact of transition from Dutch GAAP to IFRS can be summarised as follows:
Reconciliation of shareholders’ equity under Dutch GAAP to IFRS

	1 January	31 December
	2004	2004

Shareholders’ equity under Dutch GAAP	13,047	14,972
Release of fund for general banking risks I	1,143	1,149
Reclassification of preference shares to subordinated liabilities II	(813)	(767)
Reversal of property revaluation III	(130)	(87)
Reclassification regarding ABN AMRO Banco Real to subordinated liabilities IV	(231)	(231)
Transition impacts
Release of interest equalisation reserve relating to the investment portfolio V	1,563
Derivatives and hedging VI	(560)
Fair value adjustments VII	(160)
Private equity (consolidation and fair valuation) VIII	56
Loan impairment provisioning IX	(405)
Property development X	(108)
Differences at LeasePlan Corporation XI	(148)
Equity accounted investments XII	(100)
Employee benefit obligations XIII	(1,475)
Other XIV	(355)

Total transition impact before taxation	(1,692)

Taxation impact	(577)

Total transition items (net of taxation)	(1,115)	(1,115)

Difference in 2004 profit	—	(244)

Impact of gains and losses not recognised in income statement
Available-for-sale reserve XV	489	818
Cash flow hedging reserve XVI	(165)	(283)
Dutch GAAP pension booking to equity not applicable under IFRS XVII	—	479
Difference in currency translation account movement XVIII	—	(40)

Other differences affecting IFRS and Dutch GAAP equity
Equity settled derivatives on own shares XIX	(106)	16
Goodwill capitalisation under IFRS XX	—	46
Other XXI	—	102

Total impact	(928)	(157)

Total shareholders’ equity under IFRS	12,119	14,815

I Release of fund for general banking risks
The fund for general banking risks is considered to be a general reserve and is not permitted under IFRS.
The fund balance as at 1 January 2004 was transferred to shareholders’ equity.
II Reclassification of preference shares to subordinated liabilities
IFRS requires the reclassification from equity to debt of preference shares (and other instruments, if applicable) if ABN AMRO, the issuer, does not have full discretion regarding payment of dividends and the repayment of the underlying notional.

III Reversal of property revaluation
Under Dutch GAAP, bank premises, including land, were stated at replacement cost and fully depreciated on a straight-line basis over their useful lives with a maximum of 50 years. Value adjustments, net of tax, were credited or charged to a separate component of shareholders’ equity called the revaluation reserve. Under IFRS property is stated at historical cost, less any adjustments for impairment, and depreciated on a straight-line basis over their useful lives.
IV Reclassification regarding Banco ABN AMRO Real to subordinated liabilities.
As part of the acquisition of Banco Sudameris Brasil S.A a contingent payable that qualified as minority interest under Dutch GAAP was determined to be a liability under IFRS and measured at fair value.
V Release of interest equalisation reserve relating to the investment portfolio.
Under Dutch GAAP, bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) were stated at redemption value less any diminution in value deemed necessary. Net capital gains realised prior to maturity date in connection with replacement operations were recognised as deferred interest income in the interest equalisation reserve and amortised to income over the duration of the investment portfolio.
Under IFRS all bonds and similar debt securities included in the investment portfolio are either classified as held to maturity or available for sale. Unlike under Dutch GAAP realised gains and losses on available for sale securities are recognised directly in income on disposal.
VI Derivatives and hedging
Under Dutch GAAP, derivatives that were used to manage either the overall structural interest rate exposure of the Group or designated to manage the interest exposure within specific assets and liabilities were accounted for on an accrual basis. Therefore, changes in the fair value of the derivatives were not recorded.
Under IFRS, all derivatives are recognised as either assets or liabilities and measured at fair value. If the derivative is a hedge and the hedge accounting requirements are met, changes in fair value of a designated derivative that is highly effective as a fair value hedge, together with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cashflow affects earnings. Any ineffectiveness is reflected directly in earnings.
VII Fair value adjustments
Under Dutch GAAP, except for trading positions all financial instruments were carried at cost including non-trading derivatives (see above) and features embedded in non-derivative assets and liabilities that under IFRS are to be recognised as a derivative. Transition to IFRS included valuing a number of non-trading and embedded derivatives and assets and liabilities designated to be measured at fair value under IFRS to a fair value basis. This caption also includes the application of the IFRS fair value measurement guidance.
VIII Private equity (consolidation and fair valuation)
Under Dutch GAAP, private equity investments were held at cost (less impairment where required). Under IFRS, private equity investments that are not controlled are accounted for at fair value with changes reported through income. Private equity investments that are controlled are consolidated.
IX Loan impairment provisioning
Under Dutch GAAP, specific provisions against individually significant and not individually significant (portfolio basis) non-performing loans are determined by estimating the future cash flows on an undiscounted basis. Under IFRS, specific loan loss provisions are determined by reference to estimated future cash flows on a discounted basis. This constitutes the predominant part of the determined transition amount.

X Property development
This represented the impact of applying the percentage of completion method to our housing development business at our subsidiary Bouwfonds.
XI Differences at LeasePlan Corporation
Under Dutch GAAP, the majority of the Group’s Leasing business was accounted for as a financing arrangement.
Under IFRS, a major part of the Group’s leasing business was assessed to be conducted through operating leases. Operating lease accounting under IFRS requires the leased asset to be included within Property and Equipment and to be depreciated, with income booked as a form of rental.
XII Equity accounted investments
This adjustment of EUR 100 million represents the estimated amount resulting from the adoption of IFRS at the key associates (Antonveneta and Capitalia) who at 1 January 2004 had not completed their IFRS conversion project. The actual impact was EUR 130 million. This difference was recorded in 2005 income.
XIII Employee benefit obligations
Under Dutch GAAP, we applied SFAS 87: Employers Accounting for Pensions. Under IFRS, the Group implemented IAS 19 ‘Employee Benefits’. As permitted under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the Group have elected to recognise all cumulative actuarial gains and losses as at 1 January 2004 against shareholders’ equity.
XIV Other
The main item included in other transition items relates to loan fees and amounts to EUR 150 million at 1 January 2004. Under IFRS additional non-reimbursable loan fees are deferred over the lifetime of the related facility.
XV Available-for-sale reserve
This represents the impact of fair valuing available for sale debt and equity securities.
XVI Cash flow hedging reserve
This represents the fair value at transition of all derivatives designated in cash flow hedging programmes.
XVII Dutch GAAP pension booking to equity not applicable under IFRS
Under Dutch GAAP, the Group recorded a minimum pension liability as required under SFAS 87, while under IFRS no such requirement exists.
XVIII Difference in currency translation account movement
The currency translation account was reset to zero at 1 January 2004 (the transition date). The difference in currency translation account movements during 2004 relates to differences in the carrying amount of our subsidiaries and associates under IFRS that do not have the euro as their functional currency.
XIX Equity settled derivatives on own shares
This difference is related to written options on own shares, that could be settled in own shares. Under IFRS the notional amounts of the shares are separately reported within equity with an offset reported in other liabilities.
XX Goodwill capitalisation under IFRS
During 2004, goodwill on new acquisitions was capitalised under IFRS but not under Dutch GAAP. The Group applied the business combination exemption as permitted under IFRS 1 thus there was no transition impact for this item.

XXI Other
This includes reversing the impact of dividends on preference shares that were charged through equity under Dutch GAAP in 2004 and through income under IFRS as well as costs incurred on issuances classified as debt under IFRS and equity under Dutch GAAP.
Reconciliation of 2004 net profit under Dutch GAAP to IFRS

2004

Net profit under Dutch GAAP	4,109
Dividends accrued on preference shares	(43)

Net profit available to shareholders under Dutch GAAP	4,066

Reconciling items:
Interest equalisation reserve amortisation relating to investment portfolio	(454)
Available-for-sale realisations and other (including hedging)	(19)
Mortgage banking activities XXII	(161)
Fair value adjustments	(230)
Derivatives	11
Private equity	129
Employee benefit obligations XXIII	89
Employee stock options	(21)
Differences in gain on sale of LeasePlan Corporation and Bank of Asia	224
Redemption costs relating to preference shares classified as interest cost under IFRS XXIV	(42)
Loan impairment provisioning	29
Other	(39)

Total impact before taxation	(484)
Tax effect	283

Net profit impact	(201)

Profit attributable to equity holders of the parent company under IFRS	3,865

XXII Mortgage banking activities
Under Dutch GAAP, all mortgage servicing rights were carried at the lower of initial carrying value, adjusted for amortisation, or fair value. Mortgage servicing rights were amortised in proportion to, and over the period of, net estimated servicing income. The carrying amount or book basis of servicing rights includes the unamortised cost of servicing rights, deferred realised gains and losses on derivative hedges and valuation reserves.
Under IFRS the basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP. However, under IFRS, the carrying amount of servicing rights does not include deferred gains and losses on derivative hedges realised subsequent to 1 January 2004. Under IFRS, the components of the carrying amount of servicing rights include their unamortised cost and the basis adjustment arising from fair value hedge relationships.
XXIII Employee benefit obligations
Under Dutch GAAP, equity settled share options schemes were recorded based on the intrinsic values at grant date, which in all cases was zero. Under IFRS, equity settled share options and other share schemes are initially assessed at fair value at grant date and charged to income over the vesting period.
XXIV Redemption costs relating to preference shares classified as interest cost under IFRS
The dividends paid on preference shares were recorded as distributions to equity holders under Dutch GAAP. These dividend payments are presented as interest expense under IFRS, consistent with the presentation of these preference shares as liabilities.

48.	Subsequent events
ABN AMRO Mortgage Group, Inc.
On 22 January 2007 ABN AMRO announced that it has reached an agreement to sell ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup will purchase approximately EUR 7.8 billion in net assets, of which approximately EUR 2.1 billion is ABN AMRO Mortgage Group’s mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio. The sale transaction closed on 28 February 2007.

49.	Major subsidiaries and participating interests
(Unless otherwise stated, the bank’s interest is 100% or almost 100%, on 14 March 2007. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are indicated separately).
ABN AMRO Bank N.V., Amsterdam
Netherlands
AAGUS Financial Services Group N.V., Amersfoort (67%)
AA Interfinance B.V., Amsterdam
ABN AMRO Arbo Services B.V., Amsterdam
ABN AMRO Asset Management (Netherlands) B.V., Amsterdam
ABN AMRO Effecten Compagnie B.V., Amsterdam
ABN AMRO Hypotheken Groep B.V., Amersfoort
ABN AMRO Mellon Global Securities Services B.V., Amsterdam (50%) (b)
ABN AMRO Participaties B.V., Amsterdam
ABN AMRO Projectontwikkeling B.V., Amersfoort
ABN AMRO Ventures B.V., Amsterdam
Altajo B.V., Amsterdam (50%) (b)
Amstel Lease Maatschappij N.V., Utrecht
Delta Lloyd ABN AMRO Verzekeringen Holding B.V., Zwolle (49%) (a)
Hollandsche Bank-Unie N.V., Rotterdam
IFN Group B.V., Rotterdam
Solveon Incasso B.V., Utrecht
Stater N.V., Hoevelaken
Outside the Netherlands
Europe
ABN AMRO Asset Management Holdings Ltd., London
ABN AMRO Asset Management Ltd., London
ABN AMRO Asset Management (Deutschland) GmbH, Frankfurt am Main
ABN AMRO Asset Management Fondsmaeglerselskab AS, Copenhagen
ABN AMRO Asset Management (Schweiz) A.G., Zurich
ABN AMRO Bank (Deutschland) AG, Frankfurt am Main
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Polska) S.A., Warsaw

ABN AMRO Bank (Romania) S.A., Bucharest
ABN AMRO Bank (Schweiz) A.G., Zurich
ABN AMRO Bank ZAO, Moscow
ABN AMRO Capital Ltd., London
ABN AMRO Corporate Finance Ltd., London
ABN AMRO Förvaltning ASA, Oslo
ABN AMRO France S.A., Paris
 Banque Neuflize OBC, Paris
ABN AMRO Fund Managers (Ireland) Ltd., Dublin
ABN AMRO Infrastructure Capital Management Limited, London
ABN AMRO International Financial Services Company, Dublin
ABN AMRO Investment Funds S.A., Luxembourg
ABN AMRO Kapitalförvaltning AB, Helsinki
Alfred Berg Holding AB, Stockholm
Alfred Berg Asset Management AB, Stockholm
Antonveneta ABN AMRO Società di Gestione del Risparmio SpA, Milan
 (45% ABN AMRO Bank N.V.; 55% Banca Antonveneta Group) (a)
Artemis Investment Management Ltd., Edinburgh (69%)
Aspis International Mutual Funds Management S.A., Athens (45%) (a)
Banca Antonveneta SpA, Padova
Capitalia SpA, Roma (8.6%) (a)
CM Capital Markets Holding S.A., Madrid (45%) (a)
Delbrück Bethmann Maffei AG, Frankfurt am Main
Hoare Govett Ltd., London
North America
ABN AMRO Asset Management Canada Ltd, Toronto
ABN AMRO Capital Markets Canada Ltd., Toronto
ABN AMRO Bank (Mexico) S.A., Mexico City
ABN AMRO North America Holding Company, Chicago (holding company, voting right 100%, equity participation 92%)
  LaSalle Bank Corporation, Chicago
     LaSalle Bank N.A., Chicago
       LaSalle Financial Services, Inc., Chicago
       LaSalle National Leasing Corporation, Chicago
          LaSalle Business Credit, LLC., Chicago
     LaSalle Bank Midwest N.A., Troy
       ABN AMRO Mortgage Group, Inc., Chicago
     ABN AMRO Advisory, Inc., Chicago (81%)
     ABN AMRO Capital (USA) Inc., Chicago

     ABN AMRO Incorporated, Chicago
       ABN AMRO Rothschild LLC, New York (50%) (b)
ABN AMRO Asset Management Holdings, Inc., Chicago
  ABN AMRO Asset Management Inc., Chicago
  ABN AMRO Investment Fund Services, Inc, Chicago
  Montag & Caldwell, Inc., Atlanta
Middle East
Saudi Hollandi Bank, Riyadh (40%) (a)
Rest of Asia
ABN AMRO Asia Ltd., Hong Kong
ABN AMRO Asia Corporate Finance Ltd., Hong Kong
ABN AMRO Asset Management (Asia) Ltd., Hong Kong
ABN AMRO Asset Management (Japan) Ltd., Tokyo
ABN AMRO Asset Management (India) Ltd., Mumbai (75%)
ABN AMRO Asset Management (Singapore) Ltd., Singapore
ABN AMRO Bank Berhad, Kuala Lumpur
ABN AMRO Bank (Kazakhstan) Ltd., Almaty (80%)
ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (58%)
ABN AMRO Bank (Philippines) Inc., Manila
ABN AMRO Central Enterprise Services Private Ltd., Mumbai
ABN AMRO Securities (India) Private Ltd., Mumbai (75%)
ABN AMRO Securities Investment Consultant Co. Ltd., Taipei
ABN AMRO Securities (Japan) Ltd., Tokyo
PT ABN AMRO Finance Indonesia, Jakarta (70%)
PT ABN AMRO Manajemen Investasi Indonesia, Jakarta (96%)
Australia
ABN AMRO Asset Management (Australia) Ltd., Sydney
ABN AMRO Australia Ltd., Sydney
  ABN AMRO Asset Securitisation Australia Pty Ltd., Sydney
  ABN AMRO Corporate Finance Australia Ltd., Sydney
  ABN AMRO Equities Australia Ltd., Sydney
ABN AMRO Capital Management (Australia) Pty Limited, Sydney
ABN AMRO Equities Capital Markets Australia Ltd., Sydney
ABN AMRO Investments Australia Ltd., Sydney
ABNED Nominees Pty Ltd., Sydney

New Zealand
ABN AMRO Equity Derivatives New Zealand Limited, Auckland
ABN AMRO New Zealand Ltd., Auckland
ABN AMRO Securities NZ Ltd., Auckland
Latin America
ABN AMRO Asset Management DVTM S.A., Sao Paulo
ABN AMRO Bank (Chile) S.A., Santiago de Chile
ABN AMRO Bank (Colombia) S.A., Bogota
ABN AMRO Brasil Participaçôes Financeiras S.A., Sao Paulo
ABN AMRO Brasil Dois Participaçôes S.A., São Paulo
  Banco ABN AMRO Real S.A., Sao Paulo (96.65%)
  Banco de Pernambuco S.A., BANDERE, Recife
  Banco Sudameris Brasil S.A., Sao Paulo (94.58%)
  Real Tokio Marine Vida e Previdência S.A., (50%) (b)
ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile
Real Paraguaya de Seguros S.A., Asuncion
Real Uruguaya de Seguros S.A., Montevideo
The list of participating interests under which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.

PART C — ABN AMRO HOLDING N.V. FINANCIAL STATEMENTS 2005
Accounting Policies
ABN AMRO Holding N.V. is the parent company of the ABN AMRO consolidated group of companies (referred to as the ‘Group’ or ‘ABN AMRO’) and is domiciled in the Netherlands. The consolidated financial statements of the Group for the year ended 31 December 2005 incorporate figures of the parent, its controlled entities and interests in associates.
The Group provides a broad range of financial services on a worldwide basis, including consumer, commercial and investment banking.
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and do not utilise the portfolio hedging ‘carve out’ permitted by the EU. Accordingly, the accounting policies applied by the Group also comply fully with IFRS.
IFRS standards and interpretations are issued by the International Accounting Standards Board (IASB) and comprise International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).
Since ordinary shares in ABN AMRO Holding N.V. are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report on Form 20-F that conforms to the rules of the Securities and Exchange Commission (SEC) applicable to foreign registrants. The Form 20-F includes a reconciliation of equity and profit attributable to shareholders of the parent company to the comparable amounts using accounting principles generally accepted in the United States (US GAAP).
Basis of preparation and first time application
The financial statements are presented in euros, which is the presentation currency of the Group, rounded to the nearest million.
The financial statements are prepared on a mixed model valuation basis. Fair value is used for derivative financial instruments, financial assets and liabilities held for trading or designated as measured at fair value through income and available-for-sale assets. Other financial assets (including ’Loans and Receivables’) and liabilities are valued at amortised cost. The carrying value of amortised cost assets and liabilities included in a fair value hedge relationship is adjusted with respect to fair value changes resulting from the hedged risk. Non-financial assets and liabilities are generally stated at historical cost.
The preparation of financial statements in conformity with IFRS requires the use of judgement and estimates that affect the recognition and valuation of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, the actual results may differ ultimately from these estimates. The key areas requiring an application of judgement and estimation include the assessment of risk and rewards and other relevant criteria when determining whether or not to derecognise a financial asset or when to consolidate a special purpose entity, the determination of the fair value of certain assets and liabilities, the amount and timing of future cash flows on impaired loans, the outcome of any litigation and the assumptions underlying the determination of long term employee benefit liabilities and other provisions.
The Group has applied the accounting policies set out herein from its transition to IFRS at 1 January 2004.
For all periods up to and including the year ended 31 December 2004, ABN AMRO prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles in the Netherlands (Dutch GAAP). From 1 January 2005, ABN AMRO is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the EU and effective for ABN AMRO’s reporting for the year ended 31 December 2005. Transition to IFRS incorporates the impact of applying all IFRS statements to our assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases) at 1 January 2004. In many respects the change to IFRS has been a gradual process for Dutch companies, due to the inclusion of many IFRS standards within Dutch GAAP. However, IAS 39 ‘Financial Instruments’, which is the main IFRS standard impacting banks, was not incorporated into Dutch GAAP. This standard, which extends the use of fair values and sets out specific rules of the application of hedge accounting, causes a number of the transition differences.
In preparing these consolidated financial statements, the Group has elected to utilise certain transitional provisions within IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ which offer certain practical exemptions from the normal rule of applying IFRS retrospectively.
The following exemptions were used to establish the Group’s opening IFRS equity:

•	No restatement of business combinations that took place prior to 1 January 2004

•	The full cumulative actuarial loss on retirement benefit plans is recognised in equity at 1 January 2004

•	The cumulative translation account in equity for foreign operations is set to zero at 1 January 2004

•	IFRS 2 ‘Share-based Payment’ is only applied to unvested awards that were issued after 7 November 2002

•	The IAS 39 requirement to defer gains and losses on the initial recognition of a financial asset or liability, not determined by reference to observable market data, was applied to all transactions entered into after 25 October 2002 consistent with US GAAP requirements

•	Certain financial assets and liabilities were designated to be held at fair value through income on transition
Items elected to fair value through income on transition include non-controlling investments of a Private Equity nature, mortgages originated and held for sale by our North America business, unit-linked investments held for the account of insurance policy holders and certain structured liabilities.
The Group has adopted the ‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option’ with effect from 1 January 2004, ahead of its mandatory date. Additionally, the Group elected to apply IFRS 5 ‘Non-current assets held for sale and discontinued operations’ at 1 January 2004 ahead of its mandatory effective date.
See note 47 for further details of the transition to IFRS.
Basis of consolidation
Subsidiaries and acquisitions
Subsidiaries are those enterprises controlled by the Group. Control is deemed to exist when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The existence and effect of potential voting rights that are presently exercisable or convertible are taken into account when assessing whether control exists. The Group sponsors the formation of entities, including certain special purpose entities, which may or may not be directly owned, for the purpose of asset securitisation transactions and other narrow and well-defined objectives. Particularly in the case of securitisations these entities may acquire assets from other Group companies. Some of these entities are bankruptcy-remote entities whose assets are not available to meet the claims of creditors of the Group or any of its subsidiaries. Such entities are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the entity indicates that control is held by the Group.
The financial statements of subsidiaries and special purpose entities are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
Equity attributable to minority interests is shown separately in the consolidated balance sheet as part of total equity and current period profit or loss attributable to minority interests are presented as an attribution of profit for the year.
IFRS 3 ‘Business combinations’ was adopted for all business combinations that took place after 1 January 2004. Goodwill on acquisitions prior to this date was charged against equity. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group’s share of the fair value of the identifiable net assets (including certain contingent liabilities) acquired is recorded as goodwill.
In a step acquisition, where control is obtained in stages, all assets and liabilities of the acquired subsidiary, excluding goodwill, are adjusted to their fair values at the date of the latest share acquisition transaction. Fair value adjustments relating to existing holdings are recorded directly in equity.
As a consequence of measuring all the acquired assets and liabilities at fair value, minority interests are calculated by reference to these fair values.
Investments held with significant influence
Associates are those enterprises in which the Group has significant influence (this is generally demonstrated when the Group holds between 20% and 50% of the voting rights), but not control, over the operating and financial policies.
If significant influence is held in a venture capital investment the equity investment is designated to be held at fair value with changes through income.
Other investments in which significant influence is held, including the Group’s strategic investments, are accounted for using the ‘Net equity method’ and presented as ‘Equity accounted investments’. Under this method the investment is initially recorded at cost and subsequently increased (or decreased) for post acquisition net income (or loss), other movements impacting the equity of the investee and any adjustments required for impairment. When the Group’s share of losses exceeds the carrying amount of the investment, the carrying amount is reduced to zero, including any other unsecured receivables, and recognition of further losses is discontinued except to the extent that the Group has incurred obligations or made payments on behalf of the investee.
Jointly controlled entities
Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of these enterprises’ assets, liabilities, income and expenses on a line-by-line basis, from the date on which joint control commences until the date on which joint control ceases.
Non-current assets held for sale and discontinued operations
Non-current assets and/or businesses are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction planned to occur within 12 months, rather than through continuing use. Held for sale assets are measured at the lower of their carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Assets and liabilities of a business held for sale are separately presented.
The results of discontinued operations (if significant and representing a separate major line of business or a geographical area of operation) are presented in the income statement as a single amount comprising the net profit and/or net loss of the discontinued operation and the after tax gain or loss realised on disposal. Comparative income statement data is re-presented if in the current period an activity qualifies as discontinuing and qualifies for separate presentation.
Private equity
Investments of a private equity nature controlled by the Group are consolidated. All other investments of a private equity nature are designated at fair value through income.
Transactions eliminated on consolidation
Intra-group balances and transactions, and any related unrealised gains, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the enterprise. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

Currency translation differences
The financial performance of the Group’s foreign operations (conducted through branches, subsidiaries, associates and joint ventures) is reported using the currency (‘functional currency’) that best reflects the economic substance of the underlying events and circumstances relevant to that entity.
Transactions in a currency that differs from the functional currency of the transacting entity are translated into the functional currency at the foreign exchange rate at transaction date. Accruals and deferrals are translated using the foreign exchange rate on the last day of the month to which the results relate. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities accounted for at cost, if denominated in foreign currency, are translated at the foreign exchange rate prevailing at the date of initial recognition.
Translation differences on monetary financial assets and liabilities, whether measured at amortised cost or fair value, are included in foreign exchange gains and losses in income. Translation differences on non-monetary items (such as equities) held at fair value through income are also reported through income and, for those classified as available-for-sale, directly in equity within ‘Net unrealised gains and losses on available-for-sale assets’.
The assets and liabilities of foreign operations, including goodwill and purchase accounting adjustments, are translated to the Group’s presentation currency, the euro, at the foreign exchange rates prevailing at the balance sheet date. The income and expenses of foreign operations are translated to euro at the rates prevailing at the end of the month. Currency translation differences arising on these translations are recognised directly in equity (‘currency translation account’). Exchange differences recorded in equity, arising after transition to IFRS on 1 January 2004, are included in the income statement on disposal or partial disposal of the operation.
Fiduciary activities
The Group commonly acts as trustee and in other fiduciary capacities that entail either the holding or placing of assets on behalf of individuals, trusts or other institutions. These assets are not assets of the Group and are therefore not included in these financial statements.
Income statement
Interest income and expenses
Interest income and expense is recognised in the income statement using the effective interest rate method. The application of this method includes the amortisation of any discount or premium or other differences, including transaction costs and qualifying fees and commissions, between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis. This item also includes interest income and expense in relation to trading balances.
Fee and commission income
Fees and commissions are recognised as follows:

•	fees and commissions generated as an integral part of negotiating and arranging a funding transaction with customers, such as the issuance of loans are included in the calculation of the effective interest rate and are included in interest income and expense

•	fees and commissions generated for transactions or one-off acts are recognised when the transaction or act is completed

•	fees and commissions dependent on the outcome of a particular event or contingent upon performance are only recognised when the relevant criteria have been met

•	service fees are typically recognised on a straight-line basis over the service contract period. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts

•	asset management fees related to investment funds are also recognised over the period the service is provided. This principle is also applied to the recognition of income from wealth management, financial planning and custody services that are provided over an extended period.

Net trading income
Net trading income includes gains and losses arising from changes in the fair value and disposal of financial assets and liabilities held for trading and includes dividends received from trading instruments. Interest income or expenses on trading assets or liabilities are included within interest income or expense.
Results from financial transactions
Results from financial transactions include gains and losses on the sale of non-trading financial assets and liabilities, ineffectiveness of certain hedging programmes, fair value changes relating to assets and liabilities designated at fair value through income and changes in the value of any related derivatives. Dividend income from non-trading equity investments is recognised when entitlement is established.
Other operating income
Development property income is first recognised when the outcome of a construction contract can be estimated reliably; after which contract income and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed by reference to the phases of work performed. An expected loss on a contract is recognised immediately in the income statement.
Rental income from investment property is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.
Income from insurance activities is presented net of direct costs and provisions required for the insured risk.
Earnings per share
Earnings per share is calculated by dividing the profit attributable to shareholders of the parent company from continuing and discontinuing operations by the average number of shares in issuance during the year. Fully diluted earnings per share is calculated taking into account all dilutive instruments, including options and employee share plans, in issuance at the balance sheet date.
Segment reporting
Business segments are the primary reporting segments and are grouped by the nature of risks and rewards assessed by reference to product and service characteristics. Geographical segments are grouped based on a combination of proximity, relationships between operations and economic and currency similarities. Geographical data is presented according to the location of the transacting Group entity.
Financial assets and liabilities
Measurement classifications
The Group classifies its financial assets and liabilities into the following measurement (‘valuation’) categories:
Financial instruments held for trading are those that the Group holds primarily for the purpose of short-term profit-taking. These include shares, interest earning securities, derivative contracts that are not designated as hedging instruments, and liabilities from short sales of financial instruments.
Derivatives are financial instruments that require little or no initial net investment, with future settlements dependent on a reference benchmark index, rate or price (such as interest rates or equity prices). Changes in expected future cash flows in response to changes in the underlying benchmark determine the fair value of derivatives. All derivatives are recorded in the balance sheet at fair value. Changes in the fair value of derivative instruments are taken to income, except where a designation as a cash flow hedge or net investment hedge is made (see hedging below).
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They generally arise when the Group provides money or services directly to a customer with no intention of trading or selling the loan. Loans originated with the intention to sell are classified within other assets and designated at fair value through income.

Held-to-maturity assets are non-derivative financial assets quoted on an active market with fixed or determinable payments (i.e. debt instruments) and a fixed maturity that the Group has the intention and ability to hold to maturity.
Designated at fair value through income are financial assets and financial liabilities that the Group upon initial recognition (or on transition to IFRS on 1 January 2004) designates to be measured at fair value with changes reported in income. Such a designation is done if:

•	the host instrument includes an embedded derivative that would otherwise require separation. This applies to certain structured notes issued with hybrid features. Fair value measurement also helps to achieve offset against changes in the value of derivatives and other fair value positions used to economically hedge these notes

•	the designation eliminates or significantly reduce a measurement inconsistency that would otherwise arise. In this regard unit-linked investments held for the account and risk of policyholders and the related obligation to policyholders are designated at fair value with changes through income

•	it relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis. This is applied to equity investments of a private equity nature and mortgages that are originated and held-for-sale by our business in North America.
Available-for-sale assets include interest earning assets that have either been designated as available-for-sale or do not fit into one of the categories described above. Equity investments held without significant influence, which are not held for trading or elected to fair value through income are classified as available-for-sale.
Non-trading financial liabilities that are not designated at fair value through income are measured at amortised cost.
Recognition and derecognition
Traded instruments are recognised on trade date, defined as the date on which the Group commits to purchase or sell the underlying instrument. Where settlement terms are non-standard the commitment is accounted for as a derivative between trade and settlement date. Loans and receivables are recognised when they are acquired or funded by the Group and derecognised when settled. Issued debt is recognised when issued and deposits are recognised when the cash is deposited with the Group. Other financial assets and liabilities, including derivatives, are recognised in the balance sheet when the Group becomes party to the contractual provisions of the asset or liability.
Financial assets are generally derecognised when the Group loses control or the ability to obtain benefits over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are fully transferred. If a servicing function is retained, which is profitable, a servicing asset is recognised. A financial liability is derecognised when the obligations specified in the contract are discharged, cancelled or expire.
Financial instruments continue to be recognised in the balance sheet, and a liability recognised for the proceeds of any related funding transaction, unless a fully proportional share of all or specifically identified cash flows are transferable to the lender without material delay and the lenders claim is limited to those cash flows, in which case that proportion of the asset is derecognised; or substantially all the risks and returns and control associated with the financial instruments have been transferred in which case the assets are derecognised in full.
The Group derecognises financial liabilities when settled or if the Group repurchases its own debt. The difference between the former carrying amount and the consideration paid is included in results on financial transactions in income. Any subsequent resale is treated as a new issuance.
The Group securitises various consumer and commercial financial assets. This process generally necessitates a sale of these assets to a special purpose entity (SPE), which in turn issues securities to investors. The Group’s interests in securitised assets may be retained in the form of senior or subordinated tranches, issued guarantees, interest-only strips or other residual interests, together referred to as retained interest. In many cases these retained interests are significant, such that the SPE is consolidated, and the securitised assets continue to be recognised in the consolidated balance sheet.

Measurement
All trading instruments and financial assets and liabilities designated at fair value are measured at fair value, with transaction costs related to the purchase taken to income directly.
All derivatives are recorded in the balance sheet at fair value with changes recorded through income unless the derivative qualifies for cash flow hedging accounting.
Available-for-sale assets are held at fair value with unrealised gains and losses recognised directly in equity, net of applicable taxes. Premiums, discounts and qualifying transaction costs of interest earning available-for-sale assets are amortised to income on an effective interest rate basis. When available-for-sale assets are sold, collected or impaired the cumulative gain or loss recognised in equity is transferred to results from financial transactions in income.
All other financial assets and liabilities are initially measured at cost including directly attributable incremental transaction costs. They are subsequently valued at amortised cost using the effective interest rate method. Through use of the effective interest rate method, premiums and discounts, including qualifying transaction costs, included in the carrying amount of the related instrument are amortised over the period to maturity or expected prepayment on the basis of the instrument’s original effective interest rate.
When available, fair values are obtained from quoted market prices in liquid markets. Where no active market exists, or quoted prices are unobtainable, the fair value is estimated using a variety of valuation techniques — including discounted cash flow and other pricing models. Inputs to pricing models are generally taken from reliable external data sources. The models used are validated prior to the use for financial reporting by qualified staff independent of the initial selection or creation of the model. Where inputs cannot be reliably sourced from external providers, the initial recognition value of a financial asset or liability is taken to be the settled value at trade inception. The initial change in fair value indicated by the valuation technique is then released to income at appropriate points over the life of the instrument (typically taking account of the ability to obtain reliable external data, the passage of time and the use of offsetting transactions). Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate applied is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Fair values include appropriate adjustments to reflect the credit quality of the instrument.
Professional securities transactions
Securities borrowing and securities lending transactions are generally entered into on a collateralised basis, with securities usually advanced or received as collateral. The transfer of the securities themselves is not reflected on the balance sheet unless the risks and rewards of ownership are also transferred. If cash is advanced or received, securities borrowing and lending activities are recorded at the amount of cash advanced (included in loans and receivables) or received (due to banks or customers). The market value of the securities borrowed and lent is monitored on a daily basis, and the collateral levels are adjusted in accordance with the underlying transactions. Fees and interest received or paid are recognised on an effective interest basis and recorded as interest income or interest expense.
Sale and repurchase transactions involve purchases (sales) of investments with agreements to resell (repurchase) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognised. The amounts paid are recognised in loans and receivables to either banks or customers. The receivables are shown as collateralised by the underlying security. Investments sold under repurchase agreements continue to be recognised in the balance sheet. The proceeds from the sale of the investments are reported as liabilities to either banks or customers. The difference between the sale and repurchase price is recognised over the period of the transaction and recorded as interest income or interest expense.
Netting and collateral
The Group enters into master netting arrangements with counterparties wherever possible, and when appropriate, obtains collateral. If the Group has the right on the grounds of either legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, these are offset and the net amount is reported in the balance sheet. Due to differences in the timing of actual cash flows, derivatives with positive and negative fair values are generally not netted, even if they are held with the same counterparty.

Hedge accounting
The Group uses derivative instruments to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies fair value, cash flow or net investment hedging to qualifying transactions that are documented as such at inception.
The hedged item can be an asset, liability, highly probable forecasted transaction or net investment in a foreign operation that (a) exposes the entity to risk of changes in fair value or future cash flows and (b) is designated as being hedged. The risk being hedged (the ‘hedged risk’) is typically changes in interest rates or foreign currency rates. The Group also enters into credit risk derivatives (sometimes referred to as ‘credit default swaps’) for managing portfolio credit risk. However these are generally not included in hedge accounting relationships due to difficulties in demonstrating that the relationship will be highly effective.
Both at the inception of the hedge and on an ongoing basis, the Group formally assesses whether the derivatives used in its hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of the hedged item, by assessing and measuring, whether changes in the fair value or cash flows of the hedged item are offset by the changes in the fair value or cash flows of the hedging instrument, within the range 80% to 125%.
Hedge ineffectiveness represents the amount by which the changes in the fair value of the derivative differ from changes in the fair value of the hedged item in a fair value hedge, or the amount by which the changes in the fair value of the derivative are in excess of the fair value change of the expected cash flow in a cash flow hedge. Hedge ineffectiveness and gains and losses on components of a derivative that are excluded from the assessment of hedge effectiveness are recorded directly in income.
The Group discontinues hedge accounting when the hedge relationship has ceased to be effective or is no longer expected to be effective, or when the derivative or hedged item is sold or otherwise terminated.
Fair value hedges
Where a derivative financial instrument hedges the exposure to changes in the fair value of recognised or committed assets or liabilities, the hedged item is adjusted in relation to the risk being hedged. Gains or losses on remeasurement of both the hedging instrument and the hedged item are recognised in the income statement, typically within results from financial transactions. For hedges of mortgage service rights any hedging ineffectiveness is recorded in other income.
When a fair value hedge of interest rate risk is terminated, any fair value adjustment to the carrying amount of the hedged asset or liability is amortised to income over the original designated hedging period or taken directly to income if the hedged item is sold, settled or impaired.
Cash flow hedges
When a derivative financial instrument hedges the exposure to variability in the cash flows from recognised assets, liabilities or anticipated transactions, the effective part of any gain or loss on remeasurement of the hedging instrument is recognised directly in equity. When a cash flow hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss recognised in equity remains in equity.
The cumulative gain or loss recognised in equity is transferred to the income statement at the time when the hedged transaction affects net profit or loss and included in the same line item as the hedged transaction. In the exceptional case that the hedged transaction is no longer expected to occur, the cumulative gain or loss recognised in equity is recognised in the income statement immediately.
Hedge of a net investment in a foreign operation
The Group uses foreign derivatives and currency borrowings to hedge various net investments in foreign operations. For such hedges, currency translation differences arising on translation of these instruments to euro are recognised directly in the currency translation account in equity, insofar as they are effective.
Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are recognised if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and prior to the balance sheet date (’a loss event’) and that event adversely impacts estimated future cash flows of the financial asset or the portfolio.
Loans and receivables
An indication that a loan may be impaired is obtained through the Group’s credit review processes, which include monitoring customer payments and other performance criteria.
The Group first assesses whether objective evidence of impairment exists for loans (including any related facilities and guarantees) that are individually significant, and individually or collectively for loans that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, it includes the asset in a portfolio of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually impaired are not included in a collective assessment of impairment.
Indications that there is a measurable decrease in estimated future cash flows from a portfolio of loans, although the decrease cannot yet be identified with the individual loans in the portfolio, include adverse changes in the payment status of borrowers in the portfolio and national or local economic conditions that correlate with defaults in the portfolio.
The amount of impairment loss is measured as the difference between the loan’s carrying amount and the present value of estimated future cash flows discounted at the loan’s original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement line loan impairment and other credit risk provisions.
The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that are likely to result from foreclosure less costs for obtaining and selling the collateral.
Future cash flows of a group of loans that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the loans in the portfolio and historical loss experience for loans with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the historical data and to remove the effects of conditions in the historical data that do not currently exist.
The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The impact of changes in estimates and recoveries is recorded in the income statement line loan impairment and other credit risk provisions.
Following impairment, interest income is recognised using the original effective rate of interest. When a loan is deemed no longer collectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement line loan impairment and other credit risk provisions. Assets acquired in exchange for loans to achieve an orderly realisation are reflected in the balance sheet as a disposal of the loan and an acquisition of a new asset, initially booked at fair value.
Other financial assets
In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement within results on financial transactions.
Held to maturity and available-for-sale debt investments are assessed and any impairment is measured on an individual basis, consistent with the methodology applied to loan and receivables.

Property and equipment
Own use assets
Property and equipment is stated at cost less accumulated depreciation and any amount for impairment. If an item of property and equipment is comprised of several major components with different useful lives, each component is accounted for separately. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. Expenditure incurred to replace a component of an asset is separately capitalised and the replaced component is written off. Other subsequent expenditure is capitalised only when it increases the future economic benefit of the item of property and equipment. All other expenditure, including maintenance, is recognised in the income statement as incurred. When an item of property and equipment is retired or disposed, the difference between the carrying amount and the disposal proceeds net of costs is recognised in other operating income.
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property and equipment, and major components that are accounted for separately. The Group generally uses the following estimated useful lives:

•	Land	not depreciated
•	Buildings	25 to 50 years
•	Equipment	5 to 12 years
•	Computer installations	2 to 5 years
Software, presented as an intangible asset, is amortised over 3-7 years.
Depreciation rates and residual values are reviewed at least annually to take into account any change in circumstances. Capitalised leasehold improvements are depreciated in a manner that takes into account the term and renewal conditions of the related lease.
Development property
The majority of the Group’s development and construction activities are undertaken for immediate sale or as part of a pre-agreed contractual arrangement. Property developed under a pre-agreed contractual arrangement is stated at cost plus profit recognisable to date less a provision for any foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity. The specific components of development property are accounted for as follows.
Building and development sites are carried at cost including allocated interest and additional expenses for purchasing the site and making them ready for development. No interest is allocated to land which has not been zoned for a particular purpose, if there is no certainty that the land will be built on. Any provision deemed necessary for expected losses on sale is deducted from the carrying value of the site.
Work in progress relates to commercial property projects, as well as to unsold residential property under construction or preparation. Work in progress is carried at the costs incurred plus allocated interest and net of any provisions as required. Progress instalments invoiced to buyers and principals are deducted from work in progress. The profit and loss is recognised in accordance with the percentage of completion method. Until sold, commercial and residential developments are carried at cost of production net of any required provisions. If a decision is taken to retain an unsold property it is classified as investment property.
Investment property
Investment property is carried at fair value based on current market prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit and loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease, with lease incentives granted recognised as an integral part of the rental income.

Leasing
As lessee: most of the leases that the Group has entered into are classified as operating leases (including property rental). The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense. When it is anticipated that an operating lease will be terminated or vacated before the lease period has expired, the lesser of any penalty payments required and the remaining payments due once vacated (less sub-leasing income) is recognised as an expense.
As lessor: assets subject to operational leases are included in property and equipment. The asset is depreciated on a straight-line basis over its useful life to its estimated residual value. Leases where the Group transfers substantially all the risks and rewards resulting from ownership of an asset to the lessee are classified as finance leases. A receivable at an amount equal to the present value of the lease payments, using the implicit interest rate, including any guaranteed residual value, is recognised. Finance lease receivables are included in loans and receivables to customers.
Intangible assets
Goodwill
Goodwill is capitalised and represents the excess of the cost of an acquisition over the fair value of the Group’s share of the acquired entity’s net identifiable assets at the date of acquisition. For the purpose of calculating goodwill, the fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. Any change in the assessed fair value of acquired assets and liabilities at the time of acquisition identified within one year following the acquisition are corrected against goodwill. Any revisions identified after one year are recorded in income.
Goodwill on the acquisition of equity accounted investments is included in the carrying amount of the investment.
Gains and losses on the disposal of an entity, including equity accounted investments, are determined as the difference between the sale proceeds and the carrying amount of the entity including related goodwill and any translation differences recorded in equity.
Software
Costs that are directly associated with identifiable and unique software products that are controlled by the Group, and likely to generate future economic benefits exceeding these costs, are recognised as intangible assets. Direct costs include staff costs of the software development team. Expenditure that enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Software is amortised over 3-7 years.
Costs associated with maintaining computer software programs are recognised as an expense as incurred.
Mortgage servicing rights
Mortgage servicing rights (MSRs) represent the right to a stream of fee-based cash flows and an obligation to perform specified mortgage servicing activities. MSRs are initially recorded at fair value and amortised over the estimated future net servicing income stream of the underlying mortgages. The duration of the income stream relating to these servicing rights is dependent on the pre-payment behaviour of the customer, which is influenced by a number of factors including interest rate expectations. MSR assets are subject to hedging under a fair value hedge programme designed to limit the Group’s exposure to changes in the fair value of the MSR. The change in the fair value of the hedged MSRs and the change in the fair value of the hedging derivatives are included as part of mortgage banking income within other income.

Other intangible assets
Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and any adjustment for impairment losses. Other intangible assets are comprised of separately identifiable items arising from acquisition of subsidiaries, such as customer relationships, and certain purchased trademarks and similar items. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible asset.
Impairment of property and equipment and intangible assets
Property and equipment and intangibles are assessed at each balance sheet date or more frequently, to determine whether there is any indication of impairment. If any such indication exists, the assets are subject to an impairment review. Regardless of any indications of potential impairment, the carrying amount of goodwill is subject to a detailed impairment review at least annually.
An impairment loss is recognised whenever the carrying amount of an asset that generates largely independent cash flows or the cash-generating unit to which it belongs exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. When conducting impairment reviews, particularly for goodwill, cash-generating units are the lowest level at which management monitors the return on investment on assets.
Impairment losses are recognised in the income statement as a component of depreciation and amortisation expense. An impairment loss with respect to goodwill is not reversible. Other impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.
Pension and other post-retirement benefits
For employees in the Netherlands and the majority of staff employed outside the Netherlands, pension or other retirement plans have been established in accordance with the regulations and practices of the countries in question. Separate pension funds or third parties administer most of these plans. The plans include both defined contribution plans and defined benefit plans.
Defined contribution plans
In the case of defined contribution plans, contributions are charged directly to the income statement in the year to which they relate.
Defined benefit plans
The net obligations under defined benefit plans are regarded as the Group’s own commitments regardless of whether these are administered by a pension fund or in some other manner. The net obligation of each plan is determined as the difference between the benefit obligations and the plan assets. Defined benefit plan pension commitments are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, the present value of pension commitments is determined on the basis of the number of active years of service up to the balance sheet date and the estimated employee salary at the time of the expected retirement date, and is discounted using the market rate of interest on high-quality corporate bonds. The plan assets are measured at fair value.
Pension costs for the year are established at the beginning of the year based on the expected service and interest costs and the expected return on the plan assets, plus the impact of any current period curtailments or plan changes. Differences between the expected and the actual return on plan assets, as well as actuarial gains and losses, are only recognised as income or expense when the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting year exceed 10% of the greater of the commitments under the plan and the fair value of the related plan assets. The part that exceeds 10% is recognised in income over the expected remaining years of service of the employees participating in the plans. Differences between the pension costs determined in this way and the contributions payable are accounted for as provisions or prepayments. Commitments relating to early retirement of employees are treated as pension commitments.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the past service cost is recognised immediately in the income statement.
Other post-retirement benefits
The Group’s net obligation with respect to long-term service benefits and post-retirement healthcare is the amount of future benefit that employees have earned in return for their service in current and prior periods. The obligation is calculated using the projected unit credit method. It is then discounted to its present value and the fair value of any related assets is deducted.
Share-based payments to employees
The Group engages in equity and cash settled share-based payment transactions in respect of services received from certain of its employees. The cost of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost related to the shares or share options granted is recognised in the income statement over the period that the services of the employees are received, which is the vesting period, with a corresponding credit in equity for equity settled schemes and a credit in liabilities for cash settled schemes.
The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the volatility of the ABN AMRO share price over the life of the option and the terms and conditions of the grant. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services, so that ultimately the amount cumulatively recognised in the income statement shall reflect the number of shares or share options that eventually vest. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.
Provisions
A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of time value is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market rates and, where appropriate, the risks specific to the liability.
A provision for restructuring is recognised when an obligation exists. An obligation exists when the Group has approved a detailed plan and has raised a valid expectation in those affected by the plan by starting to implement the plan or by announcing its main features. Future operating costs are not provided for.
Provisions for insurance risks are determined by actuarial methods, which include the use of statistics, interest rate data and settlement costs expectations.
Other liabilities
Obligations to policyholders, whose return is dependent on the return of unit linked investments recognised in the balance sheet, are measured at fair value with changes through income.
Income taxes — current and deferred
Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The future tax benefit of income tax losses available for carry forward is recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.
Deferred tax is recognised for qualifying temporary differences. Temporary differences represent the difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The most significant temporary differences arise from the revaluation of certain financial assets and liabilities including derivative contracts, allowances for loan impairment, provisions for pensions and business combinations. The following differences are not provided for: capitalised goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries and associates, to the extent that they will probably not reverse in the foreseeable future and the timing of such reversals is controlled by the Group. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.
Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and liability simultaneously.
Issued debt and equity securities
Issued debt securities are recorded on an amortised cost basis using the effective interest rate method, unless they are of a hybrid/structured nature and designated to be held at fair value through income.
Issued financial instruments or their components are classified as liabilities where the substance of the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset or to satisfy the obligation other than by the exchange of a fixed number of equity shares. Preference shares that carry a non-discretionary coupon or are redeemable on a specific date or at the option of the holder are classified as liabilities. The dividends and fees on preference shares classified as a liability are recognised as interest expense.
Issued financial instruments, or their components, are classified as equity when they do not qualify as a liability and represent a residual interest in the assets of the Group. Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument’s initial value the fair value of the liability component.
Dividends on ordinary shares and preference shares classified as equity are recognised as a distribution of equity in the period in which they are approved by shareholders.
Share capital
Incremental external costs directly attributable to the issue of new shares are deducted from equity net of any related income taxes.
When share capital recognised as equity is repurchased, the amount of the consideration paid, including incremental directly attributable costs net of income taxes, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity. Where such shares are subsequently sold or reissued, any consideration received is added to shareholders’ equity.
Other equity components
Currency translation account
The currency translation account is comprised of all currency differences arising from the translation of the financial statements of foreign operations net of the translation impact on liabilities or foreign exchange derivatives held to hedge the Group’s net investment. These currency differences are included in income on disposal or partial disposal of the operation.
Cash flow hedging reserve
The cash flow hedging reserve is comprised of the effective portion of the cumulative change in the fair value of cash flow hedging derivatives, net of taxes, where the hedged transaction has not yet occurred.

Net unrealised gains and losses on available-for-sale assets
In this component, gains and losses arising from a change in the fair value of available-for-sale assets are recognised, net of taxes. When the relevant assets are sold, impaired or otherwise disposed of, the related cumulative gain or loss recognised in equity is transferred to the income statement.
Collectively, the cash flow hedging reserve and the available-for-sale reserve are sometimes referred to as special components of equity.
Cash flow statement
Cash and cash equivalents for the purpose of the cash flow statement include cash in hand, deposits available on demand with central banks and net credit balances on current accounts with other banks.
The cash flow statement, based on the indirect method of calculation, gives details of the source of cash and cash equivalents which became available during the year and the application of these cash and cash equivalents over the course of the year. The cash flows are analysed into cash flows from operations, including banking activities, investment activities and financing activities. Movements in loans and receivables and inter-bank deposits are included in the cash flow from operating activities. Investment activities are comprised of acquisitions, sales and redemptions in respect of financial investments, as well as investments in and sales of subsidiaries and associates, property and equipment. The issuing of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

Consolidated income statement for 2005

	2005	2004

	€m	€m
Interest income	30,528	25,334
Interest expense	21,467	16,538

Net interest income 2	9,061	8,796

Fee and commission income	5,627	5,265
Fee and commission expense	881	700

Net fee and commission income 3	4,746	4,565

Net trading income 4	2,621	1,309
Results from financial transactions 5	1,282	908
Share of result in equity accounted investments 19	280	206
Other operating income 6	1,588	1,235
Income of consolidated private equity holdings 40	3,637	2,616

Operating income	23,215	19,635

Personnel expenses 7	7,531	7,818
General and administrative expenses 8	5,812	5,038
Depreciation and amortisation 9	1,021	1,235
Goods and materials of consolidated private equity holdings 40	2,519	1,665

Operating expenses	16,883	15,756
Loan impairment and other credit risk provisions 18	648	616

Total expenses	17,531	16,372

Operating profit before tax	5,684	3,263
Income tax expense 11	1,241	770

Profit from continuing operations	4,443	2,493

Profit from discontinued operations net of tax 45	—	1,447

Profit for the year	4,443	3,940

Attributable to:
Shareholders of the parent company	4,382	3,865
Minority interests	61	75
Earnings per share attributable to the shareholders of the parent company (€) 12
From continuing operations
Basic	2.43	1.46
Diluted	2.42	1.46
From continuing and discontinued operations
Basic	2.43	2.33
Diluted	2.42	2.33

Note: Numbers stated against items refer to the notes

Consolidated balance sheet at 31 December 2005

	2005	2004

	€m	€m
Assets
Cash and balances at central banks 13	16,657	17,896
Financial assets held for trading 14	202,055	167,035
Financial investments 15	123,774	102,948
Loans and receivables — banks 16	108,635	83,858
Loans and receivables — customers 17	380,248	320,022
Equity accounted investments 19	2,993	1,428
Property and equipment 20	8,110	7,173
Goodwill and other intangible assets 21	5,168	3,143
Accrued income and prepaid expenses	7,614	5,740
Other assets 22	25,550	18,211

Total assets	880,804	727,454

Liabilities
Financial liabilities held for trading 14	148,588	129,506
Due to banks 23	167,821	133,529
Due to customers 24	317,083	281,379
Issued debt securities 25	170,619	121,232
Provisions 26	6,411	6,933
Accrued expenses and deferred income	8,335	8,074
Other liabilities 28	18,723	13,562

Total liabilities (excluding subordinated liabilities)	837,580	694,215

Subordinated liabilities 30	19,072	16,687

Total liabilities	856,652	710,902

Equity
Share capital	1,069	954
Share premium	5,269	2,604
Retained earnings	15,237	11,580
Treasury shares	(600)	(632)
Net gains/(losses) not recognised in the income statement	1,246	309

Equity attributable to shareholders of the parent company	22,221	14,815
Equity attributable to minority interests	1,931	1,737

Total equity	24,152	16,552

Total equity and liabilities	880,804	727,454

Credit related contingent liabilities 33	46,021	46,465
Committed credit facilities 33	141,010	145,009

Note: Numbers stated against items refer to the notes

Consolidated statement of changes in equity in 2005

	2005	2004

	€m	€m
Share capital
Balance at 1 January	954	919
Issuance of shares	82	—
Exercised options and warrants	—	2
Dividends paid in shares	33	33

Balance at 31 December	1,069	954

Share premium
Balance at 1 January	2,604	2,549
Issuance of shares	2,611	—
Options and conversion rights exercised	—	48
Share-based payments	87	40
Dividends paid in shares	(33)	(33)

Balance at 31 December	5,269	2,604

Retained earnings
Balance at 1 January	11,580	8,469
Profit attributable to shareholders of the parent company	4,382	3,865
Dividends paid to shareholders of the parent company	(659)	(694)
Other	(66)	(60)

Balance at 31 December	15,237	11,580

Treasury shares
Balance at 1 January	(632)	(119)
Net purchase/sale of treasury shares	32	(513)

Balance at 31 December	(600)	(632)

Equity settled own share derivatives
Balance at 1 January	—	(106)
Change in market value and settlements	—	106

Balance at 31 December	—	—

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	(238)	—
Transfer to income statement relating to disposed subsidiaries	(20)	2
Currency translation differences	1,100	(240)

Subtotal — Balance at 31 December	842	(238)

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	830	572
Net unrealised gains/(losses) on available-for-sale assets	717	509
Net losses/(gains) reclassified to the income statement	(348)	(251)

Subtotal — Balance at 31 December	1,199	830

Cash flow hedging reserve
Balance at 1 January	(283)	(165)
Net unrealised gains/(losses) on cash flow hedges	(386)	106
Net losses/(gains) reclassified to the income statement	(126)	(224)

Subtotal — Balance at 31 December	(795)	(283)

Net gains/(losses) not recognised in the income statement at 31 December	1,246	309

Equity attributable to shareholders of the parent company at 31 December	22,221	14,815

Minority interest
Balance at 1 January	1,737	1,301
Additions	202	367
Reductions	(49)	—
Acquisitions/disposals	(136)	(30)
Profit attributable to minority interests	61	75
Currency translation differences	133	33
Other movements	(17)	(9)

Equity attributable to minority interests at 31 December	1,931	1,737

Total equity at 31 December	24,152	16,552

Consolidated statement of comprehensive income for 2005

	2005	2004

	€m	€m
Profit attributable to shareholders of the parent company	4,382	3,865
Gains/(losses) not recognised in income:
Currency translation differences	1,100	(240)
Available-for-sale assets	717	509
Cash flow hedges	(386)	106

	1,431	375

Unrealised (gains)/losses from prior periods recognised in income:
Currency translation differences relating to disposed subsidiaries	(20)	2
Available-for-sale assets	(348)	(251)
From cash flow hedging reserve	(126)	(224)

	(494)	(473)

Comprehensive income for the year	5,319	3,767

The statement of comprehensive income for the year presents all movements in equity attributable to shareholders of the parent company other than changes in issued share capital and distributions to shareholders.

Consolidated cash flow statement for 2005

	2005	2004

	€m	€m
Operating activities
Profit from continuing operations	4,443	2,493
Adjustments for significant non-cash items included in income
Depreciation, amortisation and impairment	1,021	1,235
Loan impairment losses	648	616
Share of result in equity accounted investments	(280)	(206)
Movements in operating assets and liabilities
Movements in operating assets	(140,923)	(107,875)
Movements in operating liabilities	116,252	87,424
Other adjustments
Dividends received from equity accounted investments	63	59

Cash flows from operating activities	(18,776)	(16,254)

Investing activities
Acquisition of investments	(142,423)	(78,760)
Sales and redemption of investments	129,811	76,338
Acquisition of property and equipment	(2,037)	(1,973)
Sales of property and equipment	1,064	1,131
Acquisition of intangibles (excluding goodwill and MSRs)	(431)	(339)
Sales of intangibles (excluding goodwill and MSRs)	9	50
Acquisition of subsidiaries and equity accounted investments	(1,716)	(278)
Disposal of subsidiaries and equity accounted investments	538	153

Cash flows from investing activities	(15,185)	(3,678)

Financing activities
Issuance of subordinated liabilities	2,975	2,203
Repayment of subordinated liabilities	(1,682)	(2,708)
Issuance of other long-term funding	36,782	25,894
Repayment of other long-term funding	(8,919)	(7,771)
Proceeds from the issue of shares	2,491	-
Net (decrease)/increase in treasury shares	32	(513)
Other	92	334
Dividends paid	(659)	(694)

Cash flows from financing activities	31,112	16,745

Cash flow from discontinued operations	—	2,733
Movement in cash and cash equivalents	(2,849)	(454)

Cash and cash equivalents at 1 January	8,603	9,016
Currency translation differences	289	41

Cash and cash equivalents at 31 December 35	6,043	8,603

Notes to the consolidated financial statements
(unless otherwise stated, all amounts are in millions of euros)

1.	Segment reporting
Segment information is presented in respect of the Group’s business and geographical segments. The primary format, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.
Measurement of segment assets and liabilities and segment income and results is based on the Group’s accounting policies. Segment income, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length. Capital expenditure represents expenditures during the period to acquire segment assets that are expected to be used for a period exceeding one year, such as own-use property and equipment and software.
Business segments
The business segments of the Group are:
Consumer & Commercial Clients (C&CC)
Consumer & Commercial Clients serves consumer clients and small to medium-sized enterprises. It has an especially strong position in the mass affluent consumer and mid-sized commercial segments and operates principally in the Netherlands, North America and Brazil where we have leading local franchises.
Consumer & Commercial Clients further includes our consumer and commercial banking activities in New Growth Markets and Bouwfonds, our property development and financing subsidiary. New Growth Markets include, among others, our consumer banking activities in India, the United Arab Emirates, Taiwan and Hong Kong.
Wholesale Clients (WCS)
Wholesale Clients is a corporate and investment bank operating worldwide. Wholesale Clients offers clients a wide-ranging product and services platform, including advisory, capital markets, financing and transaction banking in over 50 countries. Wholesale Clients is able to offer our clients local advisors with access to global market-leading expertise. Wholesale Clients’ global capital markets operations are principally based in Amsterdam, Chicago, Hong Kong, London, New York, Singapore and Sydney.
Private Clients (PC)
Private Clients offers private banking services to wealthy individuals and families with investable assets of EUR 1 million or more. Private Clients uses an open architecture model, where clients are offered the best available products regardless of provider, an approach geared to delivering the highest possible returns to each of our clients. Private Clients is among the top ten private banks worldwide and is the fifth largest private bank in Europe in terms of assets under management.
Asset Management (AM)
Our asset management business operates in more than 20 countries across Europe, the Americas, Asia and Australia. Global portfolio management centres are located in six cities: Amsterdam, Atlanta, Chicago, Hong Kong, London and Singapore. Asset Management offers investment products in all major regions and asset classes, using an active investment style. Its investment philosophy is characterised by an internationally coordinated investment process and well-monitored risk management.
Asset Management’s products for institutional clients such as central banks, pension funds, insurance companies and leading charities are distributed directly. Funds for private investors are distributed through our consumer and private banking arms, as well as via third party distributors. Asset Management’s institutional client business represents slightly more than half of the assets managed. Retail and third party clients account for a further 30%, and the remainder of the assets managed are in discretionary portfolios managed for Private Clients.

Private Equity (PE)
Private Equity primarily invests in unlisted companies, both on ABN AMRO’s own account and for third-party investors. During 2005, Private Equity’s investment portfolio in European and Australian mid-sized buy-outs rose by around 25%, while its investments under management in early-stage Dutch companies decreased. Both changes reflected the current refocusing of strategic objectives.
The business model of Private Equity involves buying equity stakes in companies over which it can establish influence or control, and then managing these shareholdings for a number of years with a view to selling them at a profit.
Group Functions/ Group Shared Services (GF / GSS)
Group Functions and Group Shared Services perform services for the Group that have been centralised and / or are shared across the Group. Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risk of the Group. Group Functions also holds the Group’s strategic investments and records any related profits or losses. Inter-segment eliminations are also included in this segment.
Business segment information 2005

	C&CC	WCS	PC	AM	PE	GF/GSS	Total Group

Net interest income — external	8,636	669	(739)	(11)	(96)	602	9,061
Net interest income — other segments	(542)	320	1,219	17	(107)	(907)	—
Net commission income — external	1,813	1,765	565	590	9	4	4,746
Net commission income — other segments	53	(47)	29	6	(9)	(32)	—
Net trading income	225	2,363	42	14	9	(32)	2,621
Result from financial transactions	50	142	8	55	420	607	1,282
Result in equity accounted investments	145	2	1	18	—	114	280
Other operating income	1,340	101	100	23	1	23	1,588
Net sales revenue private equity holdings	—	128	—	—	3,509	—	3,637

Total operating income	11,720	5,443	1,225	712	3,736	379	23,215

Total operating expenses	7,391	4,803	891	501	3,392	(95)	16,883

Loan impairment and credit risk provisions	754	(241)	6	—	34	95	648

Total expenses	8,145	4,562	897	501	3,426	—	17,531

Operating profit before taxes	3,575	881	328	211	310	379	5,684
Income tax expense	1,023	176	73	40	(21)	(50)	1,241

Profit from continuing operations	2,552	705	255	171	331	429	4,443

Discontinued operations	—	—	—	—	—	—	—

Profit for the year	2,552	705	255	171	331	429	4,443

Other information at 31 December 2005
Total assets	260,041	525,203	16,973	1,199	7,293	70,095	880,804
Total liabilities	222,567	529,876	50,261	1,136	4,530	48,282	856,652
Capital expenditure	594	331	26	41	190	84	1,266

					Bouw-	Total
	NL	NA	Brazil	NGM	Fonds	C&CC

Net interest income — external	2,638	2,553	2,146	389	910	8,636
Net interest income — other segments	147	(284)	18	(26)	(397)	(542)
Net commission income — external	626	635	350	192	10	1,813
Net commission income — other segments	42	8	2	1	—	53
Net trading income	54	94	52	25	—	225
Result from financial transactions	—	43	—	6	1	50
Results in equity accounted investments	14	4	37	73	17	145
Other operating income	163	430	370	47	330	1,340
Net sales private equity holdings	—	—	—	—	—	—

Total operating income	3,684	3,483	2,975	707	871	11,720

Total operating expenses	2,675	2,236	1,730	369	381	7,391
Loan impairment and credit risk provisions	277	21	363	67	26	754

Total expenses	2,952	2,257	2,093	436	407	8,145

Operating profit before taxes	732	1,226	882	271	464	3,575
Income tax expense	223	355	238	58	149	1,023
Profit from continuing operations	509	871	644	213	315	2,552
Discontinued operations	—	—	—	—	—	—

Profit for the year	509	871	644	213	315	2,552

Other information at 31 December 2005
Total assets	95,272	90,021	23,663	7,753	43,332	260,041
Total liabilities	98,009	77,126	16,984	5,651	24,797	222,567
Capital expenditure	262	154	143	25	10	594

Business segment information 2004

	C&CC	WCS	PC	AM	PE	GF/GSS	Total Group

Net interest income — external	7,900	841	(472)	(13)	(82)	622	8,796
Net interest income — other segments	(1,005)	758	888	17	(33)	(625)	—
Net commission income — external	1,697	1,806	521	531	8	2	4,565
Net commission income — other segments	52	(78)	23	4	—	(1)	—
Net trading income	150	1,138	45	9	3	(36)	1,309
Result from financial transactions	(249)	41	1	10	633	472	908
Result in equity accounted investments	87	83	14	2	—	20	206
Other operating income	1,047	113	59	34	(24)	6	1,235
Net sales revenue private equity holdings	—	—	—	—	2,616	—	2,616

Total operating income	9,679	4,702	1,079	594	3,121	460	19,635

Total operating expenses	6,809	4,783	844	443	2,614	263	15,756
Loan impairment and credit risk provisions	585	(8)	—	—	16	23	616

Total expenses	7,394	4,775	844	443	2,630	286	16,372

Operating profit before taxes	2,285	(73)	235	151	491	174	3,263
Income tax expense	677	(72)	66	46	28	25	770
Profit from continuing operations	1,608	(1)	169	105	463	149	2,493

Discontinued operations	239	1	—	—	—	1,207	1,447

Profit for the year	1,847	—	169	105	463	1,356	3,940

Other information at 31 December 2004
Total assets	217,524	428,214	15,355	954	4,770	60,637	727,454
Total liabilities	194,531	431,966	45,307	1,113	2,843	35,142	710,902
Capital expenditure	710	290	48	6	83	15	1,152

					Bouw-	Total
	NL	NA	Brazil	NGM	fonds	C&CC

Net interest income — external	2,482	2,820	1,601	237	760	7,900
Net interest income — other segments	26	(593)	(94)	—	(344)	(1,005)
Net commission income — external	592	602	313	172	18	1,697
Net commission income — other segments	39	8	4	1	—	52
Net trading income	36	100	(1)	15	—	150
Result from financial transactions	1	(261)	2	6	3	(249)
Results in equity accounted investments	32	1	10	44	—	87
Other operating income	81	498	149	84	235	1,047
Net sales private equity holdings	—	—	—	—	—	—

Total operating income	3,289	3,175	1,984	559	672	9,679

Total operating expenses	2,790	2,086	1,297	346	290	6,809
Loan impairment and credit risk provisions	173	143	219	41	9	585

Total expenses	2,963	2,229	1,516	387	299	7,394

Operating profit before taxes	326	946	468	172	373	2,285
Income tax expense	96	274	167	33	107	677
Profit from continuing operations	230	672	301	139	266	1,608
Discontinued operations	—	—	—	239	—	239

Profit for the year	230	672	301	378	266	1,847

Other information at 31 December 2004
Total assets	86,602	73,340	13,987	5,344	38,251	217,524
Total liabilities	86,825	64,075	11,942	3,584	28,105	194,531
Capital expenditure	340	238	109	12	11	710
Geographical segments
The Group operates principally in the Netherlands, Europe, and North and Latin America. The geographical analysis presented below is based on the location of the Group entity in which the transactions are recorded.

	2005			2004

	Operating	Total	Capital	Operating	Total	Capital
	income	assets	expenditure	income	assets	expenditure

Netherlands	9,760	285,073	577	8,903	267,222	473
Europe	4,672	332,922	153	2,324	254,562	122
North America	4,287	167,128	314	4,905	133,592	391
Latin America	3,271	28,420	145	2,305	18,274	113
Asia Pacific	1,225	67,261	77	1,198	53,804	53

Total	23,215	880,804	1,266	19,635	727,454	1,152

2.	Net Interest Income

	2005	2004

Interest income from:
Cash and balances at central banks	348	218
Financial assets held for trading	1,559	1,389
Financial investments	5,198	4,190
Loans and receivables — banks	2,666	2,083
Loans and receivables — customers	20,757	17,454

Subtotal	30,528	25,334

Interest expense from:
Financial liabilities held for trading	1,054	976
Due to banks	5,455	4,298
Due to customers	9,749	7,374
Issued debt securities	4,212	2,797
Subordinated liabilities	997	1,093

Subtotal	21,467	16,538

Total	9,061	8,796

3.	Net fee and commission income

	2005	2004

Fee and commission income
Securities brokerage fees	1,560	1,548
Payment and transaction services fees	1,576	1,449
Asset management and trust fees	1,153	1,041
Fees generated on financing arrangements	180	158
Advisory fees	336	311
Insurance related commissions	177	162
Guarantee fees	218	160
Other fees and commissions	427	436

Subtotal	5,627	5,265

Fee and commission expense
Securities brokerage expense	321	281
Payment and transaction services expense	165	125
Asset management and trust expense	127	126
Other fee and commission expense	268	168

Subtotal	881	700

Total	4,746	4,565

4.	Net trading income

	2005	2004

Securities	978	179
Foreign exchange transactions	662	687
Derivatives	933	380
Other	48	63

Total	2,621	1,309

Interest income and expense on trading positions are included in interest income and expense.

5.	Results from financial transactions

	2005	2004

Net gain from the disposal of available-for-sale debt securities	431	179
Net gain from the sale of available-for-sale equity investments	55	154
Dividend on available-for-sale equity investments	54	48
Net gain on other equity investments	514	694
Hedging ineffectiveness	39	(112)
Other	189	(55)

Total	1,282	908

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature.

6.	Other operating income

	2005	2004

Mortgage banking activities (North America)	208	234
Property development	330	235
Insurance activities	198	226
Leasing activities	60	63
Result on the disposal of operating activities and equity accounted investments	347	187
Other	445	290

Total	1,588	1,235

Mortgage banking activity income can be analysed as follows:

	2005	2004

Net origination and sale income	30	83
Loan servicing income and related fees	485	484
Amortisation of mortgage servicing rights (net of derivative income)	(214)	(243)
Net servicing hedge gains / (losses)	(93)	(90)

Total	208	234

The predominant business practice of our North America mortgage banking business is the origination and subsequent sale of fixed-rate consumer mortgage loans to US government- sponsored entities. In most cases a servicing role is retained.
Insurance income can be analysed as follows:

	2005	2004

Premium income	1,238	1,303
Investment income	406	300
Provision for insured risk	(1,446)	(1,377)

Total	198	226

7.	Personnel expenses

	2005	2004

Salaries (including bonuses and allowances)	5,915	5,602
Social security expenses	740	620
Pension and post-retirement healthcare costs	11	390
Share-based payment expenses	61	4
Temporary staff costs	247	222
Termination payments	175	191
Restructuring related costs 10	42	502
Other employee costs	340	287

Total	7,531	7,818

Average number of employees (fte):
Banking activities Netherlands	27,995	28,671
Banking activities foreign countries	69,528	69,469
Consolidated private equity holdings 40	22,201	17,938

Total	119,724	116,078

Included in pension and post-retirement healthcare costs in 2005 is a release of the healthcare provision.

8.	General and administrative expenses

	2005	2004

Professional fees	1,111	809
Information technology expenses	930	829
Property costs	766	731
Staff related expenses (including training)	184	153
Travel and transport	312	268
Stationary and printing expense	121	117
Communication and information	477	470
Commercial expenses	571	424
Expenses of consolidated private equity holdings	352	284
Restructuring related costs 10	(9)	179
Sundry expenses	997	774

Total	5,812	5,038

9.	Depreciation and amortisation

	2005	2004

Property depreciation	148	156
Equipment depreciation	543	519
Software amortisation	279	280
Impairment losses on goodwill of private equity investments	19	124
Impairment losses on property and equipment	9	38
Impairment of property and equipment from restructuring 10	4	109
Other	19	9

Total	1,021	1,235

This item includes EUR 133 million (2004: EUR 151 million) of depreciation, amortisation and impairments charged by consolidated private equity holdings (see note 40).

10.	Restructuring costs
The following table summarises the Group’s restructuring costs as included in the relevant cost categories.

	2005	2004

Personnel related costs	42	502
Other administrative expenses	(9)	179
Impairment of property and equipment	4	109

Total	37	790

The 2005 charge mainly relates to operations in France. The charge of 2004 relates to Wholesale Clients initiatives and Group Shared Services initiatives for Information Technology and Human Resources.

11.	Income tax expense
Recognised in the income statement

	2005	2004

Current tax expense
Current year	1,106	1,186
Under / (over) provided in prior years	(87)	(30)

Subtotal	1,019	1,156

Deferred tax expense
Origination and reversal of timing differences	257	(373)
Reduction in tax rate	(35)	(13)

Subtotal	222	(386)

Total	1,241	770

The effective tax rate on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the Netherlands. The difference can be explained as follows:

	2005	2004

	(in percentages
	points)
Dutch tax rate	31.5	34.5
Effect of tax rate in foreign countries	(5.0)	(4.2)
Effect of previously unrecognised tax losses utilised	(0.8)	(0.0)
Effect of tax-exempt income in the Netherlands	(1.2)	(3.7)
Other	(2.7)	(3.0)

Effective tax rate on operating profit	21.8	23.6

Recognised directly in equity

	2005	2004

	(benefits) / charges
Relating to currency translation	(198)	51
Relating to cash flow hedges	(235)	(54)
Relating to available-for-sale assets	169	118

Total	(264)	115

12.	Earnings per share
The calculations for basic and diluted earnings per share are presented in the following table.

	2005	2004

Profit for the year attributable to shareholders of the parent company	4,382	3,865
Profit from continuing operations attributable to shareholders of the parent company	4,382	2,418
Profit from discontinued operations attributable to shareholders of the parent company	—	1,447

Weighted average number of ordinary shares outstanding (in millions)	1,804.1	1,657.6
Dilutive effect of staff options (in millions)	5.2	3.1
Performance share plan (in millions)	2.9	1.0

Diluted number of ordinary shares (in millions)	1,812.2	1,661.7

Basic earnings per ordinary share (in euros)	2.43	2.33
Fully diluted earnings per ordinary share (in euros)	2.42	2.33

Basic earnings per ordinary share from continuing operations (in euros)	2.43	1.46
Fully diluted earnings per ordinary share from continuing operations (in euros)	2.42	1.46

Basic earnings per ordinary share from discontinued operations (in euros)	—	0.87
Fully diluted earnings per ordinary share from discontinued operations (in euros)	—	0.87

13.	Cash and balances at central banks
This item includes cash on hand and deposits with central banks in countries in which the bank has a presence.

	2005	2004

Cash on hand	1,590	1,204
Balances at central bank	15,067	16,692

Total	16,657	17,896

14.	Financial assets and liabilities held for trading

	2005	2004

Financial assets held for trading
Interest-earning securities:
• Dutch government	2,520	552
• US treasury and US government agencies	7,843	5,759
• Other OECD governments	37,855	28,409
• Other interest-earning securities	13,789	17,114

Subtotal	62,007	51,834

Equity instruments	34,676	18,409
Derivative financial instruments	105,372	96,792

Total	202,055	167,035

Financial liabilities held for trading
Short positions in financial assets	52,060	39,059
Derivative financial instruments	96,528	90,447

Total	148,588	129,506

Gains and losses on derivative financial instruments and changes in fair value of other trading instruments are recognised in net trading income. Interest income and expense from debt and other fixed-income instruments are recognised in net interest income.

Trading portfolio derivative financial instruments

		2005			2004

			Fair values			Fair values
		Notional			Notional
		amounts	Assets	Liabilities	amounts	Assets	Liabilities

Interest rate derivatives
OTC	Swaps	4,846,112	70,644	64,527	3,048,969	56,491	52,373
	Forwards	220,612	80	73	204,118	110	89
	Options (purchased)	243,296	6,072	—	337,359	2,262	—
	Options (sold)	266,718	—	6,321	202,738	—	2,224
Exchange	Futures	209,197	1	2	227,114	20	—
	Options (purchased)	292	3	—	23,884	160	—
	Options (sold)	293	—	1	17,278	—	190

	Subtotal	5,786,520	76,800	70,924	4,061,460	59,043	54,876

Currency derivatives
OTC	Swaps	518,012	12,356	10,431	428,564	21,933	20,659
	Forwards	507,385	5,004	5,661	438,635	10,702	10,144
	Options (purchased)	63,835	1,524	—	60,016	1,666	—
	Options (sold)	66,174	—	1,313	58,701	—	1,268
Exchange	Futures	2,855	5	8	4,765	4	15
	Options	7,243	71	70	3,554	113	86

	Subtotal	1,165,504	18,960	17,483	994,235	34,418	32,172

Other
OTC	Equity, commodity and other	511,791	4,747	4,589	124,090	1,458	1,564
	Equity options (purchased)	24,116	3,507	—	10,655	891	—
	Equity options (sold)	26,987	—	2,472	9,665	—	817
Exchange	Equity, commodity and other	12,389	288	23	6,455	76	81
	Equity options (purchased)	14,848	1,070	—	10,833	906	—
	Equity options (sold)	15,794	—	1,037	11,077	—	937

	Subtotal	605,925	9,612	8,121	172,775	3,331	3,399

Total		7,557,949	105,372	96,528	5,228,470	96,792	90,447

For an analysis of the market and liquidity risks involved, please refer to note 38.

15.	Financial investments

	2005	2004

Interest-earning securities: available-for-sale
Dutch government	2,781	2,172
US treasury and US government	6,618	8,070
Other OECD governments	51,760	47,238
Mortgage-backed securities	12,100	14,758
Other interest-earning securities	39,918	19,930

Subtotal	113,177	92,168

Interest-earning securities: held-to-maturity
Dutch government	2,136	2,176
US treasury and US government	22	45
Other OECD governments	3,660	4,421
Mortgage-backed securities	36	26
Other interest-earning securities	718	1,002

Subtotal	6,572	7,670

Total	119,749	99,838

Equity investments
Available-for-sale	2,337	1,610
Designated at fair value through income	1,688	1,500

Subtotal	4,025	3,110

Total	123,774	102,948

Other interest-earning securities include investments in covered bonds. Interest income from debt and other fixed-income instruments is recognised using the effective interest method in interest income. Dividend income from other non-fixed-income instruments is recognised in results from financial transactions.

16.	Loans and receivables — banks
This item is comprised of amounts due from or deposited with banking institutions.

	2005	2004

Current accounts	5,479	3,958
Time deposits placed	11,613	11,672
Professional securities transactions 31	87,281	64,375
Loans to banks	4,279	3,856

Subtotal	108,652	83,861

Allowances for impairment 18	(17)	(3)

Total	108,635	83,858

17.	Loans and receivables — customers
This item is comprised of amounts receivable, mainly regarding loans and mortgages balances with non-bank customers.

	2005	2004

Public sector	7,461	6,059
Commercial	152,411	127,044
Consumer	122,708	107,124
Professional securities transactions 31	74,724	59,269
Multi-seller conduits	25,931	23,700

Subtotal	383,235	323,196

Allowances for impairment 18	(2,987)	(3,174)

Total	380,248	320,022

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that credit risk is very low (see note 38).
The risk management disclosures section on credit risk (see note 38) contains information about the concentration of credit risk by business sector and geographical location, as well as a breakdown of the amounts by type of collateral.

18.	Loan impairment charges and allowances

	2005	2004

Balance at 1 January	3,177	4,307
Loan impairment charges:
New impairment allowances	1,428	1,259
Reversal of impairment allowances no longer required	(550)	(464)
Recoveries of amounts previously written off	(236)	(170)
Other credit related charges	6	(9)

Total loan impairment and other credit risk provisions	648	616

Amount recorded in interest income from unwinding of discounting	(32)	(40)
Currency translation differences	208	(83)
Amounts written off	(1,070)	(1,236)
Disposals of businesses	—	(465)
Reserve for unearned interest accrued on impaired loans	73	78

Balance at 31 December	3,004	3,177

All loans are assessed for potential impairment either individually and / or on a portfolio basis. The allowance for impairment is apportioned as follows:

	2005	2004

Commercial loans	2,146	2,598
Consumer loans	841	576
Loans to banks	17	3

Total	3,004	3,177

Loan provisioning-commercial loans
The Group reviews the status of credit facilities issued to commercial clients at least once during the year. Additionally, credit officers continually monitor the quality of the credit, the client and the adherence to contractual conditions. Should the quality of a loan or the borrower’s financial position deteriorate to the extent that doubts arise over the borrower’s ability to meet their contractual obligations, management of the relationship is transferred to the Financial Restructuring and Recovery function. After making an assessment, Financial Restructuring and Recovery determines the amount, if any, of the specific allowance that should be made, after taking into account the value of collateral. We partly or fully release specific allowance when the debt is repaid or expected future cash flows improve due to positive changes in economic or financial circumstances. Commercial loans are not written off in whole or in part until it is clear that a further partial recovery can be ruled out.
Loan provisioning-consumer loan products
The bank offers a wide range of consumer loan products and programmes such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is carried out on a portfolio basis, with a specific provision for each product being determined by the portfolio’s size and loss experience.
Our consumer loan portfolio policy states that, in general, when interest or principal on a consumer loan is 90 days or more past due, such loans are classified as non-performing.
Provisions for a given portfolio may be released where there is improvement in the quality of the portfolio. For consumer loans, our write-off rules are time-based and vary by type of product. For example, unsecured facilities, such as credit cards and personal loans, are generally written off at 180 days past due and cash-backed and debt and/or equity-backed facilities are generally written off at 90 days past due.
Allowance for incurred but not identified losses
In addition to impairment allowances calculated on a specific or portfolio basis, the Group also maintains an allowance to cover undetected impairments expected to exist within loans due to changes in economic conditions and delays in obtaining information that indicate that losses exist at the balance sheet date.

19.	Equity accounted investments

	2005	2004

Banking institutions	2,885	1,257
Other activities	108	171

Total	2,993	1,428

Balance at 1 January	1,428	1,443
Movements:
• Purchases	1,554	6
• Sales / reclassifications	(265)	(108)
• Share in results of equity accounted investments	280	206
• Dividends received from equity accounted investments	(63)	(59)
• Currency translation differences	31	(13)
• Other	28	(47)

Balance at 31 December	2,993	1,428

Purchases in 2005 include our increased stake in Banca Antonveneta (see note 44). During 2005 our investment in Kereskedelmi és Hitelbank Rt. has been reclassified to available-for- sale assets upon the loss of significant influence.
Included in the Group’s cash flow hedging and available-for-sale reserve is EUR 95 million of unrealised gains relating to equity accounted investments.
Investments with a book value of EUR 2,345 million (2004: EUR 738 million) that are traded on a recognised stock exchange had a combined market value of EUR 3,399 million (2004: EUR 1,379 million).
Amounts receivable from and payable to equity accounted investments included in the various balance sheet items totalled:

	2005	2004

Loans and receivables — banks	1,151	6
Loans and receivables — customers	495	134
Due to banks	138	171
Due to customers	246	279

The principal equity accounted investments of the Group on an aggregated basis (not adjusted for the Group’s proportionate interest) have the following balance sheet and income statements totals:

	2005	2004

Total assets	192,927	196,001
Total liabilities	180,577	185,449
Total operating income	8,887	8,751
Profit before tax	1,524	834

20.	Property and equipment
The book value of property and equipment in 2005 and 2004 changed as follows:

	Property

	Used in
	operations	Other	Equipment	Total

Balance at 1 January 2005	2,994	2,677	1,502	7,173
Movements:
• Business combinations	308	24	508	840
• Divestment of businesses	(36)	(190)	(186)	(412)
• Additions	381	1,196	460	2,037
• Disposals	(295)	(724)	(45)	(1,064)
• Impairment losses	(13)	(43)	(1)	(57)
• Depreciation	(148)	—	(543)	(691)
• Currency translation differences	149	39	96	284

Balance at 31 December 2005	3,340	2,979	1,791	8,110

Representing:
Cost	4,802	3,091	3,801	11,694
Cumulative impairment	(48)	(103)	(2)	(153)
Cumulative depreciation	(1,414)	(9)	(2,008)	(3,431)

	Property

	Used in
	operations	Other	Equipment	Total

Cost	4,291	2,695	11,378	18,364
Cumulative impairments	(25)	(46)	—	(71)
Cumulative depreciation	(1,191)	(6)	(1,520)	(2,717)

Balance at 1 January 2004	3,075	2,643	9,858	15,576

Movements:
• Business combinations	184	112	128	424
• Divestment of businesses	(187)	(380)	(8,268)	(8,835)
• Additions	282	1,156	535	1,973
• Disposals	(98)	(827)	(206)	(1,131)
• Impairment losses	(38)	(25)	—	(63)
• Depreciation	(154)	(2)	(519)	(675)
• Currency translation differences	(70)	—	(26)	(96)

Balance at 31 December 2004	2,994	2,677	1,502	7,173

Representing:
Cost	4,417	2,748	3,230	10,395
Cumulative impairment	(35)	(63)	—	(98)
Cumulative depreciation	(1,388)	(8)	(1,728)	(3,124)

The Group leases equipment under a number of finance lease agreements. At 31 December 2005 the net carrying amount of leased equipment included in property and equipment was EUR 23 million (2004: EUR 22 million).
The Group also leases out various assets under operating leases. Non-cancellable operating lease rentals are as follows:

	2005	2004

Less than one year	27	18
Between one and five years	100	137
More than five years	30	40

	157	195

During the year ended 31 December 2005, EUR 60 million (2004: EUR 64 million) was recognised as rental income in the income statement and EUR 51 million (2004: EUR 50 million) in respect of directly related expenses.
Development property
Included in other property is development property relating to Bouwfonds consisting of land and construction in progress for a total amount of EUR 2,113 million (2004: EUR 1,879 million).
Investment property
Other property includes investment property within Bouwfonds for an amount of EUR 463 million (2004: EUR 336 million). The gross rental income on investment property equals EUR 33 million (2004: EUR 23 million) and the direct operating expenses are EUR 4 million (2004: EUR 2 million).
Impairment losses in other property mainly relates to development property of Bouwfonds.

21.	Goodwill and other intangible asset

	2005	2004

Private equity goodwill	2,128	877
Other goodwill	198	67
Software	758	602
Other intangibles	99	93

Subtotal	3,183	1,639

Mortgage servicing rights	1,985	1,504

Total	5,168	3,143

The book value of goodwill and other intangibles, excluding mortgage servicing rights, changed as follows:

	Private equity	Other		Other
	goodwill	goodwill	Software	intangibles	Total

Balance at 1 January 2005	877	67	602	93	1,639
Movements:
• Business combinations	1,281	35	5	51	1,372
• Divestments of businesses	(91)	(2)	(14)	(70)	(177)
• Other additions	80	97	425	42	644
• Disposals	—	—	(9)	—	(9)
• Impairments	(19)	—	(1)	—	(20)
• Amortisation	—	—	(279)	(18)	(297)
• Currency translation differences	—	1	29	1	31

Balance at 31 December 2005	2,128	198	758	99	3,183

Representing:
Cost	2,271	200	1,572	120	4,163
Cumulative impairment	(143)	(2)	(15)	—	(160)
Cumulative amortisation	—	—	(799)	(21)	(820)

	Private equity	Other		Other
	goodwill	goodwill	Software	intangibles	Total

Balance at 1 January 2004	757	—	625	95	1,477
Movements:
• Business combinations	394	67	16	19	496
• Divestments of businesses	(150)	—	(32)	(21)	(203)
• Other additions	—	—	335	4	339
• Disposals	—	—	(50)	—	(50)
• Impairment losses	(124)	—	(17)	—	(141)
• Amortisation	—	—	(282)	(4)	(286)
• Currency translation differences	—	—	7	—	7

Balance at 31 December 2004	877	67	602	93	1,639

Representing:
Cost	1,001	69	1,409	96	2,575
Cumulative impairment	(124)	(2)	(17)	—	(143)
Cumulative amortisation	—	—	(790)	(3)	(793)
The net book amount of mortgage servicing rights changed as follows:

	2005	2004

Balance at 1 January	1,504	1,434
Additions	611	558
Amortisation	(291)	(413)
Hedge accounting adjustment	(86)	55
Currency translation differences	247	(130)

Balance at 31 December	1,985	1,504

At the end of December 2005 and 2004 the book value of MSRs was lower than fair value, so no impairment adjustments are required. The fair value of MSRs at 31 December 2005 amounted to EUR 2,258 million (2004: EUR 1,724 million). The valuation of MSRs, because of the inherent uncertainties involved, requires judgement. Economic factors considered in estimating the fair value of MSRs include interest rates, discount rates, prepayment speeds, geographic characteristics, servicing costs and ancillary income. Mortgage loan prepayment rates are revised monthly, and are derived from a third-party model. In addition, management uses valuations by various third-party brokers to compare its valuation assessments with market data.

22.	Other assets

	2005	2004

Deferred tax assets 29	2,682	2,956
Current tax assets	337	579
Derivatives assets used for hedging 36	3,213	2,292
Mortgages originated for-sale	4,311	3,124
Unit-linked investments held for policyholder accounts	3,624	2,964
Pension assets 27	119	74
Other assets of consolidated private equity holdings, including inventories	1,531	1,156
Sundry assets and other receivables	9,733	5,066

Total	25,550	18,211

Mortgages originated-for-sale and unit-linked investments held for policyholders are designated at fair value with changes through income. Mortgages originated for-sale are originated by our mortgage banking business in North America.
Sundry assets include insurance related deposits and other short-term receivables. The 2005 amount also includes EUR 2,100 million relating to unsettled purchases of Banca Antonveneta shares.

23.	Due to banks
This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	2005	2004

Professional securities transactions 31	71,231	56,351
Current accounts	23,573	18,378
Time deposits	63,836	50,944
Advances from Federal Home Loan banks	7,239	6,215
Other	1,942	1,641

Total	167,821	133,529

This balance includes EUR 19,932 million (2004: EUR 16,986 million) with central banks.

24.	Due to customers
This item comprises amounts due to non-banking customers.

	2005	2004

Consumer current accounts	21,502	19,817
Commercial current accounts	67,133	61,637
Consumer savings accounts	84,166	74,256
Commercial deposit accounts	87,099	73,466
Professional securities transactions 31	48,982	44,782
Other	8,201	7,421

Total	317,083	281,379

25.	Issued debt securities

	2005		2004

	Effective		Effective
	rate %		rate %

Bonds and notes issued	3.2	90,050	3.0	61,485
Certificates of deposit and commercial paper	2.9	51,873	2.1	32,326
Cash notes, savings certificates and bank certificates	4.2	2,657	3.3	3,721

Subtotal		144,580		97,532

Commercial paper issued by multi-seller conduits	3.4	26,039	3.0	23,700

Total		170,619		121,232

Bonds are issued in the capital markets with a focus on the Euro market and are denominated mostly in euro and US dollars. The commercial paper programmes are issued globally with the majority issued in the United States and Europe. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. Of the total amount, EUR 60 billion (2004: EUR 30 billion) are variable interest bearing securities. EUR 16.5 billion (2004: EUR 7.6 billion) of issued debt of a fixed rate nature has been designated in fair value hedge relationships.
Currency

	2005	2004

EUR	77,660	76,577
USD	75,243	33,476
Other	17,716	11,179

Total	170,619	121,232

Included in the balance above are various structured liabilities that have been designated at fair value through income due to the inclusion of embedded derivative features. These liabilities had a fair value at 31 December 2005 of EUR 2,815 million (2004: EUR 2,337 million) and an amortised cost value of EUR 2,882 million (2004: EUR 2,331 million).
Maturity analysis

	2005	2004

Within one year	102,368	66,239
After one and within two years	11,770	9,016
After two and within three years	7,175	9,053
After three and within four years	7,521	5,334
After four and within five years	8,082	7,405
After five years	33,703	24,185

Total	170,619	121,232

26.	Provisions

	2005	2004

Provision for pension commitments 27	942	1,218
Provision for contributions to post-retirement healthcare 27	101	524
Other staff provision	459	448
Insurance fund liabilities	3,169	3,111
Restructuring provision	501	752
Other provisions	1,239	880

Total	6,411	6,933

The other staff provisions refer in particular to occupational disability and other benefits, except early retirement benefits, payable to non-active employees. Provisions created for staff benefit schemes due to restructuring are accounted for as restructuring provision. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the Group’s insurance companies.

	Other staff		Other
	provisions	Restructuring	provisions

Balance at 1 January 2005	448	752	880
Movements:
• Additions from income statement	316	33	513
• Expenses charged to provisions	(320)	(298)	(289)
• Acquisitions / disposals	—	—	28
• Currency translation differences	15	14	107

Balance at 31 December 2005	459	501	1,239

	Other staff		Other
	provisions	Restructuring	provisions

Balance at 1 January 2004	357	181	814
Movements:
• Additions from income statement	332	681	265
• Expenses charged to provisions	(256)	(109)	(219)
• Acquisitions / disposals	(6)	—	(45)
• Currency translation differences	(9)	(1)	3
• Other	30	—	62

Balance at 31 December 2004	448	752	880

The change in 2004 relates to Wholesale Clients initiatives and Group Shared Services initiatives for Information Technology and Human Resources. The majority of savings are expected to materialise in 2007.
Insurance Fund Liabilities movement are as follows:

	2005	2004

Balance at 1 January	3,111	2,640
• Premium carried from income statement	294	603
• Claims paid	(14)	(255)
• Interest	34	33
• Acquisitions / disposals	(637)	—
• Changes in estimates and other movements	97	93
• Currency translation differences	284	(3)

Balance at 31 December	3,169	3,111

27.	Pension and other post-retirement employee benefits
Pension costs and contributions for post-retirement healthcare borne by the Group are included in personnel expenses and are shown in the following table:

	Pension		Healthcare

	2005	2004	2005	2004

Service cost	320	306	24	18
Interest cost	510	506	39	32
Expected return on plan assets	(585)	(566)	(5)	(3)
Net amortisation of net actuarial (gain) / loss	1	—	9	—
Net amortisation of prior-service cost	1	—	—	—
(Gain) / loss on curtailment or settlements	(11)	19	(453)	(1)

Defined benefit plans	236	265	(386)	46

Defined contribution plans	161	79	—	—

Total costs	397	344	(386)	46

Liability for defined benefit obligations
The Group makes contributions to 58 defined benefit plans that provide pension benefits for employees upon retirement. The amounts recognised in the balance sheet are as follows:

	Pension		Healthcare

	2005	2004	2005	2004

Present value of funded obligations	12,316	10,644	88	106
Present value of unfunded obligations	87	71	51	654
Less fair value of plan assets	10,212	8,754	63	46

Present value of net obligations	2,191	1,961	76	714

Unrecognised prior year service cost	(10)	—	—	—
Unrecognised actuarial (losses) / gains	(1,400)	(861)	25	(190)
Unrecognised assets	42	44	—	—

Net recognised liability for defined benefit obligations	823	1,144	101	524

Included in the net recognised liability for pension is a pension asset of EUR 119 million (2004: EUR 74 million).
Movements in the net liability / asset recognised in the balance sheet are as follows:

	Pension		Healthcare

	2005	2004	2005	2004

Net liability at 1 January	1,144	1,399	524	503
Acquisition / disposals	(1)	48	—	18
Contributions paid	(572)	(573)	(56)	(17)
Expense recognised in the income statement	236	265	(386)	46
Currency translation differences	16	5	19	(26)

Net liability at 31 December	823	1,144	101	524

Explanation of the asset and liability
The following tables summarise the changes in benefit obligations and plan assets of the main pension plans and other employee benefit plans.
Movements in projected benefit obligations:

	Pension		Healthcare

	2005	2004	2005	2004

Balance at 1 January	10,715	9,307	760	561
• Service cost	320	306	24	18
• Interest cost	510	506	39	32
• Employee contributions / refunds	15	14	—	—
• Actuarial (gain) / loss	925	962	45	192
• Benefits paid	(312)	(300)	(50)	(17)
• Acquisitions / disposals	(1)	(85)	—	—
• Plan amendments	2	7	—	—
• Settlement / curtailment	(25)	(4)	(707)	—
• Currency translation differences	212	(14)	28	(26)
• Other	42	16	—	—

Balance at 31 December	12,403	10,715	139	760

Movements in fair value of plan assets:

	Pension		Healthcare

	2005	2004	2005	2004

Balance at 1 January	8,754	7,988	46	44
• Actual return on plan assets	984	629	2	5
• Employee contributions / refunds	15	14	—	—
• Employer’s contribution	572	573	9	17
• Benefits paid	(298)	(285)	(3)	(2)
• Acquisitions / disposals	—	(133)	—	(18)
• Currency translation differences	195	(19)	9	—
• Recognised settlement / curtailment	(10)	—	—	—
• Other	—	(13)	—	—

Balance at 31 December	10,212	8,754	63	46

The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and contributions to health insurance as at 31 December were as follows:

	2005	2004

Pensions
• Discount rate	4.3%	4.7%
• Expected increment in salaries	2.4%	2.6%
• Expected return on investments	6.2%	7.0%

Healthcare
• Discount rate	7.8%	5.2%
• Average rise in the costs of healthcare	9.5%	6.8%
The expected return on investments regarding pension obligations is weighted on the basis of the fair value of these investments. The average rise in cost of healthcare is weighted on the basis of the healthcare cost of 2005. All other assumptions are weighted on the basis of the defined benefit obligations.

For the pension plans the target and actual allocation of the plan assets are as follows:
Allocation of plan assets

	Target allocation	Actual allocation	Actual allocation
	2005	2005	2004

Plan asset category
• Equity securities	49.1%	52.8%	47.7%
• Issued debt securities	50.7%	45.3%	50.2%
• Real estate	0.0%	0.1%	0.2%
• Other	0.2%	1.8%	1.9%

Total	100%	100%	100%

Plan assets for 2005 and 2004 do not include investments in ordinary shares, debt issued or property occupied by the Group.
Forecast of pension benefits payments

2006	318
2007	330
2008	340
2009	355
2010	363
Years after 2010	2,185
The Group’s expected contribution to be paid to defined pension schemes in 2006 is EUR 598 million.

28.	Other liabilities

	2005	2004

Deferred tax liabilities 29	2,471	2,457
Current tax liabilities	1,032	1,612
Derivatives liabilities used for hedging 36	4,712	3,311
Liability to unit-linked policyholders	3,624	2,964
Other liabilities of consolidated private equity holdings	768	575
Sundry liabilities and other payables	6,116	2,643

Total	18,723	13,562

29.	Deferred tax assets and liabilities
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net

	2005	2004	2005	2004	2005	2004

Property and equipment	44	104	155	169	(111)	(65)
Intangible assets including goodwill	341	333	—	—	341	333
Derivatives	52	140	330	543	(278)	(403)
Investment securities	127	205	146	356	(19)	(151)
Employee benefits	471	311	12	2	459	309
Servicing rights	—	—	613	460	(613)	(460)
Allowances for loan losses	762	642	42	35	720	607
Leasing	—	—	469	399	(469)	(399)
Tax credits	77	89	—	—	77	89
Other	317	783	193	161	124	622
Tax value of carry-forward losses recognised	637	550	511	332	126	218

Subtotal	2,828	3,157	2,471	2,457	357	700

Valuation allowance	(146)	(201)	—	—	(146)	(201)

Total	2,682	2,956	2,471	2,457	211	499

Unrecognised deferred tax assets
Deferred tax assets that have not been recognised in respect of carry forward losses amount to EUR 252 million (2004: EUR 202 million). Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits from them.
Expiration of carry-forward losses
At 31 December 2005 carry-forward losses expire as follows:

2006	448
2007	435
2008	645
2009	101
2010	181
Years after 2010	1,158

Total	2,968

Tax exposure to distributable reserves
ABN AMRO considers approximately EUR 2.1 billion in distributable invested equity of foreign operations to be permanently invested. If retained earnings were to be distributed, no foreign income taxes would have to be paid. The estimated impact of foreign withholding tax is EUR 9 million (2004: EUR 223 million).

30.	Subordinated liabilities
Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.

The maturity profile of subordinated liabilities is as follows:

	2005	2004

Within one year	1,156	1,086
After one and within two years	1,452	1,115
After two and within three years	704	1,364
After three and within four years	1,550	668
After four and within five years	1,395	1,546
After five years	12,815	10,908

Total	19,072	16,687

The average interest rate on subordinated liabilities was 5.4% (2004: 5.6%). Subordinated liabilities as at 31 December 2005 denominated in euros amounted to EUR 9,240 million (2004: EUR 8,866 million) and in US dollars an amount of EUR 9,745 million (2004: EUR 7,731 million). EUR 5,703 million (2004: EUR 2,952 million) is of a variable interest rate nature.
The following table analyses the subordinated liabilities by issuer:
Breakdown of debt raised by entity

	2005	2004

ABN AMRO Holding N.V. financing preference shares	768	768
ABN AMRO Bank N.V.	13,051	10,598
Other Group companies	5,253	5,321

Total	19,072	16,687

Total subordinated liabilities include EUR 5,261 million (2004: EUR 4,657 million) which qualify as tier 1 capital for capital adequacy purposes.

31.	Professional securities transactions
Professional security transactions include balances relating to reverse repurchase activities, cash collateral on securities borrowed and security settlement accounts. The Group minimises credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

	2005		2004

	Banks	Customers	Banks	Customers

Assets
Cash advanced under securities borrowing	662	29,811	2,348	28,990
Reverse repurchase agreements	83,260	29,548	59,045	24,663
Unsettled securities transactions	3,359	15,365	2,982	5,616

Total	87,281	74,724	64,375	59,269

Liabilities
Cash received under securities lending	1,715	7,616	1,225	5,115
Repurchase agreements	65,891	26,982	51,833	30,681
Unsettled securities transactions	3,625	14,384	3,293	8,986

Total	71,231	48,982	56,351	44,782

Under reverse repurchase, securities borrowing, and other collateralised arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others.

	2005	2004

Securities received under reverse repurchase and / or securities borrowing arrangements which can be repledged or resold	66,676	63,618
Of the above amount, the amount that has either been repledged or otherwise transferred to others in connection with the Group’s financing activities or to satisfy its commitments under short sale transactions	27,329	42,169

32.	Securitisations and assets pledged as security
Details of the carrying amounts of assets pledged as collateral are as follows:

	2005	2004

Cash and balances at central banks	10,737	7,367
Financial investments	12,074	15,945
Loans and receivables — customers	32,656	32,326

Total	55,467	55,638

These assets have been pledged in respect of the following liabilities and contingent liabilities:

	2005	2004

Due to banks	17,782	15,889
Due to customers	4,266	3,940
Issued debt securities	21,440	15,550

Total	43,488	35,379

Securitisation
Sale transactions
Included in the above pledged assets is an amount of EUR 6,290 million (2004: EUR 7,786 million) sold to SPEs in which the Group has the majority of the risks and rewards. Thus the assets continue to be recognised on consolidation.
Synthetic transactions
In addition the Group has synthetic securitisations for an amount of EUR 59,255 million (2004: EUR 17,826 million). Through a synthetic securitisation the Group is able to buy protection without actual transference of any assets to a SPE. In general, the Group as the owner of the assets, buys protection to transfer the credit risk of a portfolio of assets to another entity that sells the protection. Although the credit risk of the portfolio is transferred, actual ownership of the portfolio of assets remains with the Group.
Credit default swaps
In addition to the transactions mentioned above, the Group also uses credit default swaps to reduce credit risk for parts of the loan portfolio by selling these risks directly to the capital markets. At 31 December 2005 the Group has bought credit protection for an amount of EUR 30,352 million (2004: EUR 13,661 million).
Derecognition
Though the Group has sold a part of its loan portfolio in North America, it still holds legal title to some of these loans. In most cases these loans are also serviced by the Group. The bank also services loans originated by other institutions. The following table states the total outstandings at 31 December 2005.
Transaction type

	2005	2004

Legal title to loans sold	136	954
Loans serviced for third parties	160,654	139,763

33.	Commitments and contingent liabilities
Loan and banking commitments
At any time the Group has outstanding commitments to extend credit. These commitments take the form of approved loans, overdraft facilities and credit card limits. Outstanding loan commitments have a commitment period that does not extend beyond the normal underwriting and settlement period of one to three months.
The Group provides financial guarantees and letters of credit to guarantee the performance of customers to third parties. These transactions have fixed limits and generally extend for a period of up to five years. Expirations are not concentrated in any particular period. The Group also provides guarantees by acting as a settlement agent in securities borrowing and lending transactions.
The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts stated in the table for commitments assume that amounts are fully advanced. The amounts reflected in the table for guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	2005	2004

Committed credit facilities	141,010	145,009
Contingent liabilities with respect to guarantees granted	41,536	42,399
Contingent liabilities with respect to irrevocable letters of credit	4,485	4,066
Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.
Aside from the items stated above, non-quantified guarantees have been given for the bank’s securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to Group companies in various countries. Furthermore, statements of liability have been issued for a number of Group companies.
Capital expenditure and commitments
For 2006, capital expenditure is forecast at EUR 1.3 billion, of which the Group is already committed to an amount of EUR 243 million. These commitments are expected to be settled in the following financial year.
Leases as lessee
Operating lease rentals are payable as follows:

Less than one year	255
Between one and five years	614
More than five years	912

1,781

During 2005, EUR 303 million (2004: EUR 339 million) of operating lease expense and EUR 48 million (2004: EUR 12 million) of sublease income was recognised in income.
Other contingencies
Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

34.	Asset management
The Group provides asset management services to individuals, trusts, retirement benefit plans and other institutions. These services involve holding and managing assets or investing received funds in various financial investments at the direction of the customer. The Group receives fee income for providing these services. Trust assets are not assets of the Group and are not recognised in the consolidated balance sheet. The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.
At 31 December 2005 the total assets managed by the Group on behalf of customers were EUR 176.2 billion (2004: EUR 160.7 billion).

35.	Cash flow statement

	2005	2004

Determination of cash and cash equivalents:
Cash and balances at central banks	16,657	17,896
Loans and receivables — banks	5,455	3,954
Due to banks	(16,069)	(13,247)

Cash and cash equivalents	6,043	8,603

The following table analyses movements resulting from acquisitions and disposals:

	2005	2004

Amounts paid / received in cash and cash equivalents on acquisitions / disposals of subsidiaries	366	(173)
Net movement in assets and liabilities:
Financial assets held for trading	(131)	—
Financial investments	(112)	—
Loans and receivables — banks	(866)	—
Loans and receivables — customers	186	(4)
Property and equipment	396	108
Other assets	1,109	366

Total assets	582	470

Due to banks	1,514	281
Due to customers	(812)	108
Issued debt securities	—	21
Accruals and deferred income	57	56
Subordinated liabilities	45	56
Other liabilities	(192)	(96)

Total liabilities	612	426

Cash flows from operating activities include:
Interest received	29,388	25,154
Interest paid	21,456	16,659
Dividends received	158	170
Income taxes paid	(1,056)	(511)
The cash flows from discontinued operations represents operating cash flows of EUR 207 million and investing cash flows of EUR 2,526.

36.	Hedge accounting
The Group enters into various derivative instrument transactions to hedge risks on assets, liabilities, net investments and forecasted cash flows. The accounting treatment of the hedged item and the hedging derivative is dependent on whether the hedge relationship qualifies for hedge accounting. Qualifying hedges may be designated as either fair value or cash flow hedges. During 2005 and 2004 there were no transactions that failed the hedge accounting criteria due to ineffectiveness exceeding the relevant limits.
The fair value changes of derivative transactions used to hedge against economic risk exposures that do not qualify for hedge accounting, or for which it is not cost beneficial to apply hedge accounting, are recognised directly through income.
Derivatives designated and accounted for as hedging instruments
Fair value hedges
The Group’s fair value hedges principally consist of interest rate swaps, interest rate options and cross currency interest rate swaps that are used to protect against changes in the fair value of fixed-rate assets, noteably available-for-sale securities and MSRs, and liabilities due to changes in market interest rates.
For qualifying fair values hedges, changes in the fair value of the derivative and in the fair value of the hedged item for the risk being hedged are recognised in the income statement.
Cash flow hedges of variable rate assets and liabilities
The Group is exposed to variability in future interest cash flows for assets and liabilities with variable interest rates or which are expected to be refunded or reinvested in the future. The amounts and timing of cash flows are projected for each portfolio of financial assets and liabilities, taking the contractual terms, estimated prepayments and potential defaults into consideration. For qualifying cash flow hedges, the effective portion of the change in the fair value of the hedge instrument is recorded in the cash flow hedge reserve and recognised in the income when the hedged item occurs. The ineffective portions of designated cash flow hedges are recorded in income immediately. If the hedge relationship is terminated, then the change in fair value of the derivative recorded in the hedge reserve is recognised when the cash flows that were hedged occur, consistent with the original hedge strategy. Gains and losses on derivatives reclassified from the cash flow hedge reserve to income are included in net interest income.
The Group’s main cash flow hedge programmes are operated by Group Asset and Liability management and our business in North America.
Hedges of net investments in foreign operations
As explained in note 38, the Group limits its exposure to investments in foreign operations by hedging its net investment in its foreign operations with forward foreign exchange contracts in the currency of the foreign operations or a closely correlated currency to mitigate foreign exchange risk.
For qualifying net investment hedges, changes in the fair value of the derivative are recorded in the currency translation differences reserve within equity.
Hedges not qualifying for hedge accounting
Derivatives that are entered into for risk management purposes but are not designated for hedge accounting are fair valued through income. Due to difficulties in satisfying the IFRS hedging criteria, this includes a number of credit derivatives used to hedge credit risk.

Overview of the fair value of hedging derivatives

	2005		2004

	Positive	Negative	Positive	Negative

Qualifying for hedge accounting
Fair value hedges
Interest
Swaps	2,142	2,133	1,423	1,406
Options and futures	—	940	—	547
Foreign currency Swaps	464	289	95	330
Forwards	2	2	—	—
Cash flow hedges
Interest
Swaps	452	1,283	197	832
Foreign currency Swaps	63	—	2	—
Forwards	4	—	511	—

Subtotal hedge accounting	3,127	4,647	2,228	3,115

Not designated for hedge accounting	86	65	64	196

Total	3,213	4,712	2,292	3,311

Notional amounts

	2005	2004

Interest rate risk	224,871	117,286
Foreign currency risk	142,222	114,270
Credit risk	30,352	13,661
Cash flow hedges
Details of gains and losses during the year on cash flow hedges that have been recognised directly in equity or transferred from equity to income are set out in the statement of changes in equity.
The amount recognised in the cash flow hedging reserve at 31 December 2005, relates to cash flows expected to occur within three months to approximately ten years of the balance sheet date, with the main portion expected to occur within five years. Accordingly this amount, unless impacted by rate changes, will be recognised in income through fixed coupon payments of the derivative or by amortisation over a period of approximately five years.

37.	Fair value information
Determination of fair values
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market prices or market rates are used to determine fair value where an active market exists (such as a recognised stock exchange), as it is the best evidence of the fair value of a financial instrument.
Market prices are not, however, available for all financial assets and liabilities held and issued by the Group. Where no active market price or rate is available, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions existing at the balance sheet dates.
Valuation techniques are generally applied to OTC derivatives, unlisted trading portfolio assets and liabilities, and unlisted financial investments (including private equity investments). The most frequently applied pricing models and valuation techniques include forward pricing and swap models using present value calculations, option models such as the Black and Scholes model, and credit models such as default rate models or credit spread models.

The values derived from applying these techniques can be significantly affected by the choice of valuation model used and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility, and credit risk.
The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at fair value:

a	Assets and liabilities held for trading are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognised valuation techniques

b	Financial investments classified as available for sale (interest-earning securities and equities) are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques. Unrealised gains and losses, excluding impairment, are recorded in Shareholders’ equity until an asset is sold, collected or otherwise disposed of

c	In general private equity investments fair values cannot be obtained directly from quoted market prices, or by using valuation techniques supported by observable market prices or rates. The fair value is estimated indirectly using valuation techniques or models for which the inputs are reasonable assumptions, based on market conditions. Valuation techniques applied are in accordance with EVCA (European Private Equity and Venture Capitalist Association) guidelines
The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

		Valuation techniques

	Quoted	Market	Non-market
	market price	observable	observable	Total

Financial assets
Financial assets held for trading	97,026	103,683	1,346	202,055
Available-for-sale interest earning securities	113,177	—	—	113,177
Available-for-sale equities	1,016	391	930	2,337
Equities designated at fair value through income	445	—	1,243	1,688
Other assets — derivatives held for hedging	—	3,213	—	3,213
Other assets — unit-linked investments	3,624	—	—	3,624
Other assets — mortgages originated-for-sale	—	4,311	—	4,311

Total assets at fair value	215,288	111,598	3,519	330,405

Financial liabilities
Financial liabilities held for trading	52,410	95,570	608	148,588
Issued debt	—	2,815	—	2,815
Other liabilities — unit-linked liability	3,624	—	—	3,624
Other liabilities — derivatives held for hedging	—	4,712	—	4,712

Total liabilities at fair value	56,034	103,097	608	159,739

Sensitivity of fair values
Included in the fair value of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions that are not supported by observable market prices or rates. The models used in these situations undergo an internal validation process before they are certified for use. Any related model valuation uncertainty is quantified, and deducted from the fair values produced by the models. Management believes the resulting estimated fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable, and are the most appropriate values at the balance sheet date.
The potential effect of using reasonably possible alternative assumptions as inputs to valuation models, relying on non market-observable inputs, has been estimated as a reduction of approximately EUR 150 million using less favourable assumptions, and an increase of approximately EUR 175 million using more favourable assumptions.

The total amount of the change in fair value estimated using a valuation technique that was recognised in the profit and loss account for the year 2005 amounts to EUR 1,354 million (2004: EUR 1,111 million).
Assets and Liabilities elected at fair value
The Group has elected to fair value non-controlling private equity investments, mortgages originated-for-sale and certain structured notes. The changes in fair value recognised in income on these assets and liabilities was a gain of EUR 401 million. Changes in the fair value of liabilities do not include any amount arising from changes in the Group’s own credit risk.
Financial assets and liabilities not carried at fair value
The following methods and significant assumptions have been applied in determining the fair values of financial instrument carried at cost:

a	The carrying amount of assets maturing within 12 months is assumed to approximate their fair value

b	The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date

c	The fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the allowances for credit losses from both carrying amounts and fair values

d	The fair value of fixed-rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amounts of the allowances for credit losses from both carrying amounts and fair values.
The following table compares the carrying amount of financial assets and liabilities measured at cost to estimated fair values:

	2005			2004

	Carrying			Carrying
	amount	Fair value	Difference	amount	Fair value	Difference

Financial assets
Interest earning securities — held-to-maturity	6,572	6,717	145	7,670	7,905	235
Loans and receivables — banks	108,635	109,248	613	83,858	84,378	520
Loans and receivables — customers	380,248	383,547	3,299	320,022	325,590	5,568

Total	495,455	499,512	4,057	411,550	417,873	6,323

Financial liabilities
Due to banks	167,821	168,469	(648)	133,529	133,940	(411)
Due to customers	317,083	317,714	(631)	281,379	282,266	(887)
Issued debt securities	170,619	173,086	(2,467)	121,232	122,583	(1,351)
Subordinated liabilities	19,072	19,551	(479)	16,687	17,333	(646)

Total	674,595	678,820	(4,225)	552,827	556,122	(3,295)

38.	Financial risk management and use of derivatives
This section provides details of the Group’s financial risk management objectives and policies and describes the methods used by the management to control risk. In addition this note includes a discussion of the extent to which financial instruments are used, the associated risks and the business purpose served.

Financial risk management and control
Risks of financial instruments
The most important types of risk associated with financial instruments to which the Group is exposed are:

•	Credit risk

•	Market risk (including currency risk, interest rate risk, equity price risk and commodity risk of the trading book)

•	Interest rate risk (non-trading)

•	Currency risk (non-trading)

•	Liquidity risk
Below is a discussion of the various risks the Group is exposed to as a result of its activities and the approach taken to manage those risks.
Credit risk
Measurement and control
The Group is subject to credit risk through its lending, trading, hedging and investing activities as well as in cases where it acts as an intermediary on behalf of customers or other third parties or issues guarantees.
The Group’s senior management is responsible for establishing the credit policies and the mechanisms, organisation and procedures required to analyse, manage and control credit risk. In this respect, counterparty limits are set and an internal system of credit ratings is applied.
The Group’s primary exposure to credit risk arises through its loans, credit facilities and guarantees issued. The Group is also exposed to credit risk on various other financial assets, including financial investments (interest earning securities), loans and receivables from banks, financial assets held for trading (interest earning securities and derivatives) and derivatives used for hedging.
The risk that counterparties might default on their obligations is monitored on an ongoing basis. For each transaction the Group evaluates whether collateral or a master netting agreement is required to mitigate the credit risk.
Maximum credit exposure
In the table below we have detailed the maximum credit exposure:

	2005	2004

Derivative assets held for trading	105,372	96,792
Financial investments — interest-earning securities	119,749	99,838
Loans and receivables — banks	21,371	19,486
Loans and receivables — customers	282,580	240,227
Professional securities transactions	162,005	123,644
Multi-seller conduits	25,931	23,700
Committed credit facilities	141,010	145,009
Credit related contingent liabilities	46,021	46,465

Total	904,039	795,161

The credit risk exposure on derivative assets held for trading is measured as the current positive replacement value plus the potential future changes in replacement value, taking into account master netting agreements with individual counterparties where they are enforceable in insolvency. For interest-earning securities the amortised cost is included to reflect to credit risk exposure. The credit risk on professional security transactions is limited as a result of the nature of these transactions. The loans and receivables due from multi-seller conduits bear limited credit risk as these are fully collateralised.

Credit risk concentrations
Concentrations of credit risk (whether on- or off-balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be affected in a similar way by changes in economic or other conditions. As part of managing risk concentrations, country risk in emerging markets and sector risk are managed on a portfolio basis. Refer to the following tables for details of the credit risk concentrations on the customer portfolio.
Credit risk concentrations from loans and receivables — customers:

	2005		2004

		%(1)		%(1)
Netherlands
Public sector	2,300	31	1,055	17
Commercial	56,182	37	53,788	42
Consumer	94,603	77	88,585	83

Total	153,085		143,428

Europe (excluding Netherlands)
Public sector	1,454	19	1,826	30
Commercial	30,882	20	23,102	19
Consumer	1,539	1	1,365	1

Total	33,875		26,293

North America
Public sector	735	10	792	13
Commercial	44,693	29	35,460	28
Consumer	15,218	13	9,716	9

Total	60,646		45,968

Latin America
Public sector	596	8	82	1
Commercial	8,024	5	4,714	3
Consumer	7,270	6	4,246	4

Total	15,890		9,042

Asia Pacific
Public sector	2,376	32	2,304	39
Commercial	12,630	9	9,980	8
Consumer	4,078	3	3,212	3

Total	19,084		15,496

Group
Public sector	7,461		6,059
Commercial	152,411		127,044
Consumer	122,708		107,124

Total	282,580		240,227

Professional securities transactions	74,724		59,269
Multi-seller conduits	25,931		23,700

Total loans and receivables — customers	383,235		323,196

(1)	Calculated as a percentage of Group totals for public, commercial and consumer sectors respectively.

Credit risk concentrations from credit facilities and guarantees issued:

	2005		2004

		%(1)		%(1)
Netherlands
Credit related contingent liabilities	4,194	9	4,933	11
Committed credit facilities	17,881	13	37,373	26

Total	22,075		42,306

Europe (excluding Netherlands)
Credit related contingent liabilities	20,222	44	21,637	46
Committed credit facilities	28,400	20	25,877	18

Total	48,622		47,514

North America
Credit related contingent liabilities	15,830	34	15,049	32
Committed credit facilities	78,660	55	68,215	47

Total	94,490		83,264

Latin America
Credit related contingent liabilities	1,364	3	751	2
Committed credit facilities	5,214	4	3,197	2

Total	6,578		3,948

Asia Pacific
Credit related contingent liabilities	4,411	10	4,095	9
Committed credit facilities	10,855	8	10,347	7

Total	15,266		14,442

Group
Credit related contingent liabilities	46,021		46,465
Committed credit facilities	141,010		145,009

Total	187,031		191,474

(1)	Calculated as a percentage of Group totals for credit related contingent liabilities and committed credit facilities respectively:
Total commercial loans and receivables by industry are presented in the table below:

	2005		2004

		%		%
Agriculture, mining and energy	12,377	8	11,439	9
Manufacturing	27,758	18	24,060	19
Construction and real estate	30,860	20	22,516	18
Wholesale and retail trade	19,439	13	16,412	13
Transportation and communications	18,012	12	12,314	10
Financial services	15,873	10	19,800	15
Business services	10,233	7	10,284	8
Education, healthcare and other services	17,859	12	10,219	8

Total	152,411		127,044

The amounts stated in the tables represent the maximum accounting loss that would be recognised at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. So the amounts greatly exceed expected losses.
For a breakdown of counterparties for interest-earning securities in the available-for-sale and held-to-maturity portfolio, please refer to note 15. The Group has no significant exposure in loans and receivables — customers to any individual customer or counterparty.

Collateral
The Group’s policy is to obtain collateral if and when required prior to the disbursement of approved loans. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The transactions specify monetary limits to the Group’s obligations. The extent of collateral held for guarantees and letters of credit is on average 20%.
The following table details loans and receivables from commercial and consumer clients by type of collateral obtained.

	2005	2004

Commercial customers
Public authority guarantees	4,404	8,135
Mortgages	28,441	23,956
Securities	3,487	764
Bank guarantees	3,121	3,029
Other types of collateral	50,439	31,781
Unsecured	62,519	59,379

Total	152,411	127,044

Consumer customers
Public authority guarantees	3	151
Mortgages	93,826	79,639
Securities	2,074	2,647
Bank guarantees	856	2,414
Other types of collateral	7,077	7,354
Unsecured	18,872	14,919

Total	122,708	107,124

Market risk of the trading book
Exposures
All trading instruments are subject to market risk. Market risk arises from open positions in interest rate, currency, equity and commodity products, all of which are exposed to general and specific market movements. The instruments are recognised at fair value, and all changes in market conditions directly affect net trading income.
Measurement and control
The Group applies a Value-at-Risk (VaR) methodology to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Group uses VaR as its primary tool for the day-to-day monitoring of market risks. Group Asset and Liability Management (GALM) sets limits on the VaR that may be accepted.
Other control measures used in the market risk management process include limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position ageing. These non-statistical measures help us to monitor and control trading risks.
Value-at-Risk
VaR is a methodology for assessing market risk exposure in a single number. VaR is a statistical measure that estimates potential losses, and is defined as the predicted worst-case loss that might be caused by changes in risk factors under normal circumstances, over a specified period of time and at a specific level of statistical confidence. The Group uses a proprietary VaR model that has been approved by the Dutch Central Bank.
The VaR methodology adopted by the bank for its VaR calculation is Historical Simulation, using four years of equally weighted historical data. The VaR is calculated at a 99% confidence level for a one-day holding period, using relative changes in historical rates and prices. The positions captured by our VaR calculations include derivative and cash positions that are reported as assets and liabilities held for trading. The VaR is reported on a daily basis per trading portfolio, per product line and for the Group as a whole. It is reported daily to the senior management of the Business Units, Group Risk Management and the responsible members of the Managing Board.
VaR per Risk Category (99% confidence level, one-day holding period)

	For the year ended 31 December 2005				For the year ended 31 December 2004

	Minimum	Maximum	Average	Year-end	Minimum	Maximum	Average	Year-end

	€m	€m	€m	€m	€m	€m	€m	€m
Interest rate risk	17.7	68.3	30.4	23.3	10.4	49.5	21.6	18.7
Equity price risk	13.0	70.6	36.8	36.2	8.8	25.9	14.9	15.6
Foreign exchange risk	1.2	15.7	4.2	3.0	1.0	7.7	3.0	3.7
Commodity price risk	0.7	5.9	2.0	2.1	0.1	2.5	0.4	0.8
Diversification effect	—	—	—	(20.9)	—	—	—	(8.3)
Aggregate VaR(1)	25.3	80.2	50.0	43.7	17.1	42.2	26.4	30.5

(1)	The maximum (and minimum) for each risk category occurred on different days and therefore have no direct relation to the maximum (and minimum) of the aggregate VaR. The aggregate VaR includes the diversification effect of imperfect or negative correlations between certain risk types. Therefore the aggregate VaR can be lower than the sum of the individual risk types on the same day (e.g. year- end)
Stress testing
Although the VaR represents a good estimate of potential losses under normal market circumstances, it fails to capture ’one-off’ events. The limitations of the VaR model mean that we must supplement it with other statistical tests. These include a series of stress tests scenarios and sensitivity stress tests that shed light on the hypothetical behaviour of our portfolio and the impact on our financial results under extreme market movements. Sensitivity stress tests and stress test scenarios have been developed internally to reflect specific characteristics of the bank’s portfolios and are performed on a daily basis for each trading portfolio and at several aggregation levels. They may be based upon parallel movements in a number of risk elements or in one risk element, upon actual historical scenarios or upon plausible future shocks.
Interest rate risk (non-trading)
Measurement and control
Several measures are used to monitor and limit non-trading interest rate risk. The methods employed include earnings simulation, duration and interest rate gap analysis. Limits are set on the earnings and market value sensitivity. Model-based scenario analysis is used to monitor the interest rate risk positions denominated in euros, Brazilian reals and US dollars to the extent that these positions are held in Europe, Brazil and the US, which relates to some 85% to 90% of the total exposure of the Group. Interest rate risk positions in other currencies and other countries are controlled by gap analysis and/or market value limits, as these positions are typically less complex.
Net interest income is the sum of interest received less interest paid on large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to forecast the net interest income and to assess its sensitivity to movements in the shape and level of the yield curve. Assumptions about client behaviour play an important role in these calculations. This is particularly relevant for loans such as mortgages where the client has the option to repay before the scheduled maturity. On the liability side, the repricing characteristics of savings and deposits are based on estimates using historical data, since the rates attached to these products are not coupled to a specified market rate or maturity date.
The bank uses a statistical approach for forecasting and sensitivity analyses because it is the method best suited to these products.

Interest rate risk associated with our North America residential mortgage business in relation to mortgage servicing rights
We sell or securitise most of the mortgage loans we originate in North America, and typically retain the rights to service residential mortgage loans sold. The bank recognises a mortgage servicing right (MSR) upon sale of the loan. MSRs represent the present value of the estimated future net servicing cash flows realised over the estimated life of the mortgage. Origination income and MSR values are sensitive to changes in interest rates.
High or rising interest rates may lead to lower mortgage prepayments and a corresponding reduction in servicing amortisation costs and, therefore, an increase in servicing income. However, if interest rates are high or rising as in 2005 and 2004, residential mortgage loan demand may decline, leading to a fall in origination income.
The Group employs various strategies to manage the risk to net mortgage revenue from all sources over time and to manage the risk to an immediate reduction in the fair value of its mortgage servicing rights within the risk parameters established by GALM. The main hedge instruments used for this risk are interest rate swaps and forward sales contracts. From time to time we employ other derivative instruments such as interest rate futures, caps, floors or purchased options. Occasionally cash instruments such as mortgage-backed securities are utilised as hedges for MSR assets.
Interest rate sensitivity disclosure non-trading book
For assessing interest rate risk in the banking books, GALM provides a set of measures the Earnings at Risk and Market Value Risk for the EUR, USD and BRL currencies and reports this to the Group Asset Liability Committee (Group ALCO). This set covers 85% to 90% of our net interest revenue in the non-trading book. The interest rate sensitivity of our trading books is measured under market risk.
The Earnings-at-Risk table shows the cumulative sensitivity of net interest income over a time horizon of 6, 12, and 24 months, and under a number of predefined scenarios. Sensitivity is defined as the percentage change in the interest income relative to a base case scenario. The base case scenario assumes continuation of the present yield curve environment. The ‘Rates Rise’ and ‘Rates Fall’ scenarios assume a gradual parallel shift of the yield curve during 12 months, after which the curve remains unchanged. In order to reflect the differences in yield curve across markets, the scenarios are currency-dependent.
Due to the low interest environment the EUR rates fall scenario is 100 bp, whereas the rates rise scenario is 200 bp for both years presented. For USD, the 2005 scenarios reflect a gradual change of 200 bp upwards (2004: 200 bp) and 200 bp downwards (2004: 150 bp). The change in scenario is due to the low USD interest rates in 2004. For BRL, the rates rise scenario is 1,100 bp and the rates fall is 800 bp for both years presented.
In all cases, the volume scenario assumes new business volume in line with the business forecast during the first year, and a constant balance sheet thereafter. For USD, other interest sensitive items such as mortgage servicing rights are included in this measure.
The following table shows the cumulative % change in income over the relevant time horizon:
Earnings-at-Risk

		December 2005			December 2004

	Horizon	EUR	USD	BRL	EUR	USD	BRL

Rates Rise	6 months	(2.4%)	(2.1%)	(4.2%)	(4.2%)	(8.4%)	(5.5%)
	1 year	(2.9%)	(1.6%)	(2.8%)	(4.1%)	(6.8%)	(5.7%)
	2 years	0.7%	0.3%	3.1%	(1.0%)	(2.8%)	(2.2%)
Rates Fall	6 months	1.1%	(2.2%)	2.6%	1.8%	(2.6%)	3.7%
	1 year	1.3%	(1.1%)	1.3%	1.7%	1.0%	3.4%
	2 years	(1.1%)	(8.8%)	(3.1%)	(0.4%)	(6.4%)	0.5%
The December 2004 data above covered a smaller portion of the balance sheet than December 2005. Therefore the absolute numbers for 2004 would not be comparable. Since relative numbers are scaled, the relative data for 2004 and 2005 can be compared.

The Earnings-at-Risk table below gives the 2005 cumulative change in income over the relevant time horizon as absolute numbers using exchange rates at 31 December 2005.
Earnings-at-Risk

		December 2005

	Horizon	EUR	USD	BRL

		€m	€m	€m
Rates Rise	6 months	(30)	(19)	(55)
	1 year	(75)	(30)	(77)
	2 years	35	12	179
Rates Fall	6 months	15	(20)	35
	1 year	33	(21)	36
	2 years	(58)	(343)	(180)
The Market Value Risk table shows the sensitivity of the market value of equity to changes in interest rates for the EUR, USD and BRL currencies. Market Value of Equity is defined as the calculated discounted value of assets in the banking book, minus calculated discounted value of liabilities, plus market value of derivatives and other interest sensitive items such as mortgage servicing rights for the US. Sensitivity is measured as the percentage value change due to an overnight shock. The magnitude of the shocks is equal to the changes used for earnings risk.
Market Value Risk

	December 2005			December 2004

	EUR	USD	BRL	EUR	USD	BRL

Rates Rise	(2.7%)	(4.1%)	(11.3%)	(2.8%)	(9.8%)	(22.0%)
Rates Fall	0.7%	(13.4%)	4.7%	0.9%	(0.6%)	18.5%
Currency risk (non-trading)
The Group’s operating entities are required to manage any currency exposure arising on local transactions with funding in the same currency or to transfer the currency risk to the Group. Accordingly the Group is able to manage currency risk through its net investments in its non-euro operations.
We apply various hedging strategies to our net investments in our non-euro operations, in order to manage and minimise any adverse effects from translating the relevant foreign currency into euro.
Capital ratio hedge
To protect our capital ratios (core tier 1, tier 1 and total capital as a portion of RWA) against adverse effects of the US dollar, our main foreign currency, the USD-sensitive part of our capital base has to be equal to the USD-sensitive part of our risk-weighted assets. On this basis there will be no material impact on our capital ratios, as the ratios are hedged against changes in the EUR/ USD exchange rate.
Capital hedge
The capital ratio hedge strategy implies that a part of our capital has to be USD-sensitive to neutralise the USD sensitivity of our RWA. Hence a part of our equity is also exposed to EUR/ USD fluctuations.
Our investments in foreign operations in currencies other than the USD are hedged on a selective basis. We consider the use of hedging in cases where the expected currency loss is larger than the interest rate differential between the two currencies that represents the cost of the hedge.

At December 2005 56% of our net investment in foreign operations was hedged leaving approximately EUR 5 billion unhedged including USD 1 billion and BRL 2 billion (USD and BRL stated in EUR amounts). The table shows the sensitivity of our capital to, respectively, a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

	2005	2004

	€m	€m
Euro appreciates 10%	(559)	(340)
Euro depreciates 10%	+559	+340
Liquidity risk
Measurement and control
Liquidity risk arises in any bank’s general funding of its activities. For example, a bank may be unable to fund its portfolio of assets at appropriate maturities and rates, or may find itself unable to liquidate a position in a timely manner at a reasonable price. The Group holds capital to absorb unexpected losses, and manages liquidity to ensure that sufficient funds are available to meet not only the known cash funding requirements, but also any unanticipated ones that may arise. At all times, the Group maintains what we believe to be adequate levels of liquidity on a Group-wide basis to meet deposit withdrawals, repay borrowings and fund new loans, even under stressed conditions.
We manage liquidity on a daily basis in all the countries in which we operate. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and customer profile. Therefore local line management is responsible for managing our local liquidity requirements under the supervision of GALM on behalf of the Group ALCO.
On a day-to-day basis our liquidity management depends on, among other things, the effective functioning of local and international financial markets. As this is not always the case, we have Group-wide contingency funding plans. These plans are put into effect in the event of a dramatic change in our normal business activities or in the stability of the local or international financial markets. The Group Strategic Funding Committee has full authority to manage such a crisis. As part of this liquidity management contingency planning, we continually assess potential trends, demands, commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, we consider the impact of these potential changes on our sources of short-term funding and long-term liquidity planning.
As we have entered into committed credit facilities, our liquidity management process also involves assessing the potential effect of the contingencies inherent in these types of transactions on our normal sources of liquidity and finance.

Liquidity gap
The following table provides an analysis that categorises the balance sheet of the Group into relevant maturity groupings based on the remaining contractual periods to repayment.
Maturity for the year ended 31 December 2005:

	On		≥ 1 year-
	demand	< 1 year	< 5 years	≥ 5 years	Total

Assets
Cash and balances at central banks	16,657	—	—	—	16,657
Financial assets held for trading 1	202,055	—	—	—	202,055
Financial Investments	12,366	12,047	35,425	63,936	123,774
Loans and receivables — banks	7,251	80,091	5,922	15,371	108,635
Loans and receivables — customers	24,101	171,824	84,497	99,826	380,248
Other assets 1	3,213	21,268	4,341	20,613	49,435

Total	265,643	285,230	130,185	199,746	880,804

Liabilities
Financial liabilities held for trading 1	148,588	—	—	—	148,588
Due to banks	30,905	117,150	8,349	11,417	167,821
Due to customers	147,846	138,630	14,481	16,126	317,083
Issued debt securities	1,495	100,873	34,548	33,703	170,619
Subordinated liabilities	—	1,156	5,101	12,815	19,072
Other liabilities 1	4,712	15,335	2,771	10,651	33,469

Total	333,546	373,144	65,250	84,712	856,652

Net liquidity gap	(67,903)	(87,914)	64,935	115,034	24,152

Maturity for the year ended 31 December 2004:

	On		≥ 1 year-
	demand	< 1 year	< 5 years	≥ 5 years	Total

Assets
Cash and balances at central banks	17,896	—	—	—	17,896
Financial assets held for trading 1	167,035	—	—	—	167,035
Financial investments	—	18,722	33,132	51,094	102,948
Loans and receivables — banks	5,575	64,695	4,075	9,513	83,858
Loans and receivables — customers	19,821	150,960	66,404	82,837	320,022
Other assets 1	2,292	14,083	4,478	14,842	35,695

Total	212,619	248,460	108,089	158,286	727,454

Liabilities
Financial liabilities held for trading 1	129,506	—	—	—	129,506
Due to banks	28,846	85,396	10,122	9,165	133,529
Due to customers	137,742	124,282	9,893	9,462	281,379
Issued debt securities	1,956	64,283	30,808	24,185	121,232
Subordinated liabilities	—	1,086	4,693	10,908	16,687
Other liabilities 1	3,311	11,887	2,729	10,642	28,569

Total	301,361	286,934	58,245	64,362	710,902

Net liquidity gap	(88,742)	(38,474)	49,844	93,924	16,552

(1)	Financial assets and liabilities held for trading and hedging derivatives are shown as on demand which management believes most accurately reflects the short term nature of the trading and derivative activities

Use of derivatives
Derivative instruments
The Group uses derivative instruments (a) to provide risk management solutions to its clients, (b) to manage the Group’s own exposure to various risks (including interest, currency and credit risks) and (c) for proprietary trading purposes.
A derivative is a financial instrument that is settled at a future date and requires little or no initial net investment, and whose value varies in response to changes in the price of another financial instrument, an index or some other variable.
The majority of derivative contracts are arranged as to amount (‘notional’), tenor and price directly with the counterparty (over-the-counter). The remainder are standardised in terms of their amounts and settlement dates and are bought and sold in organised markets (exchange traded).
The notional, or contractual, amount of a derivative represents the reference quantity of the underlying financial instrument on which the derivative contract is based. The value of the derivative contract is typically determined by applying a calculated price to this notional amount, and is the basis upon which changes in the value of the contract are measured. The notional amount provides an indication of the underlying volume of business transacted by the Group but does not provide any measure of risk, and is not included on the balance sheet.
Derivative instruments are carried at fair value (or mark-to-market), shown in the balance sheet as separate totals of positive fair values (assets) and negative fair values (liabilities). Positive fair values represent the cost to the Group of replacing all transactions with a favourable fair value if all the counterparties of the Group were to fail to perform according to the terms of the contract, assuming transactions could be replaced instantaneously. Negative fair values represent the cost to the Group’s counterparties of replacing all their transactions if the Group failed to meet its obligations. Changes in fair value of derivative instruments are recognised in trading income unless they qualify as hedges for accounting purposes.
Positive and negative fair values on different transactions are only netted if the transactions are with the same counterparty and the cash flows will be settled on a net basis, and the Group has the legal right to offset separate transactions with that counterparty.
Types of derivative instruments
The most common types of derivatives used are as follows:
Forwards are binding contracts to buy or sell financial instruments, most typically currency, on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the over-the-counter (OTC) market
Futures are exchange traded agreements to buy or sell a standard quantity of specified grade or type of financial instrument, currency or commodity at a specified future date.
Commodity derivatives are contracts to buy or sell a non-financial item. They can be either exchange traded or OTC
Swaps are agreements between two parties to exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:

•	Interest rate swap contracts — typically the contractual exchange of fixed and floating rate interest payments in a single currency, based on a notional amount and a reference interest rate, most commonly LIBOR

•	Cross currency swaps — the exchange of interest payments based on two different currency principal balances and reference interest rates, and usually the exchange of principal amounts at the start and end of the contract

•	Credit default swaps (CDSs) — bilateral agreements under which one party (protection buyer) makes one or more payments to the other party (protection seller) in exchange for an undertaking by the seller to make a payment to the buyer following a specified credit event. CDSs may be on a single name (counterparty) or on a multiple (or basket) of names (counterparties). Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated

•	Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, such as LIBOR. The total return payer has an equal and opposite position. A specific type of total return swap is an equity swap.

Options are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options may be traded OTC or on a regulated exchange, and may be traded in the form of a security (warrant).
Derivatives transacted for trading purposes
Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks.
Trading activities are entered into principally for the purpose of generating profits from short term fluctuations in price or margin, and include market-making, positioning and arbitrage activities:

•	Market making involves quoting bid and offer prices to other market participants with the intention of generating income based on spread and volume

•	Positioning means managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices

•	Arbitrage activities involve identifying and profiting from price differentials between markets and products.
Derivatives transacted for hedging purposes
The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies for accounting purposes (see accounting policies).
The Group also enters into derivative transactions which provide economic hedges for credit risk exposures but do not meet the requirements for hedge accounting treatment; for example, the Group uses CDSs as economic hedges for credit risk exposures in the loan and traded product portfolios, but cannot always apply hedge accounting to such positions.
Risks of derivative instruments
Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the market risk section of this footnote.
Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the financial risk management part of this footnote. It should be noted that although the values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for any one counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (‘potential future exposure’), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties.

39.	Capital adequacy
To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them. Four categories of risk weights (0%, 20%, 50%, 100%) are applied; for example cash and money market instruments have a zero risk weighting which means that no capital is required to support the holding of these assets. Property and equipment carries a 100% risk weighting, meaning that it must be supported by capital equal to 8% of the carrying amount. Off-balance-sheet credit related commitments and derivative instruments are taken into account by applying different categories of conversion factors, which are designed to convert these items into balance sheet equivalents. The resulting equivalent amounts are then weighted for risk using the same percentages as for non-derivative assets.
Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.
Core tier 1 capital is tier 1 capital excluding preference shares.
The Group’s capital adequacy level was as follows:

			Risk weighted amount,
	Balance sheet /		including effect of
	unweighted amount		contractual netting

	2005	2004	2005	2004

Balance sheet assets (net of provisions):
Cash and balances at central banks	16,657	17,896	432	263
Financial assets held for trading	202,055	167,035	548	375
Financial investments	123,774	102,948	11,620	9,124
Loans and receivables — banks	108,635	83,858	4,992	4,525
Loans and receivables — customers	380,248	320,022	151,496	142,665
Equity accounted investments	2,993	1,428	727	681
Property and equipment	8,110	7,173	6,638	6,515
Goodwill and other intangibles	5,168	3,143	4,437	2,191
Prepayment and accrued income	7,614	5,740	2,952	2,330
Other assets	25,550	18,211	8,893	5,587

Subtotal	880,804	727,454	192,735	174,256

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	187,031	191,474	48,017	39,172
Credit equivalents of derivatives			10,751	12,226
Insurance companies and other			339	1,095

Subtotal			59,107	52,493

Total credit risks			251,842	226,749
Market risk requirements			6,012	4,873

Total risk-weighted assets			257,854	231,622

The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements.

	2005		2004

	Required	Actual	Required	Actual

Total capital	20,628	33,874	18,530	25,618
Total capital ratio	8.0%	13.14%	8.0%	11.06%
Tier 1 capital	10,314	27,382	9,265	19,592
Tier 1 capital ratio	4.0%	10.62%	4.0%	8.46%
Core tier 1	—	21,828	—	14,641
Core tier 1 ratio	—	8.47%	—	6.32%
In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss on derivatives, which is the fair value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the fair value during the remaining term of the contract. The following analysis shows the resulting credit equivalent, both unweighted and weighted for counterparty risk (mainly banks). The figures allow for the impact of netting transactions and other collateral.
Credit equivalent

	2005	2004

Interest rate contracts	84.8	75.0
Currency contracts	28.2	50.5
Other contracts	32.2	18.9

	145.2	144.4
Effect of contractual netting	97.4	88.9

Unweighted credit equivalent	47.8	55.5

Weighted credit equivalent	10.8	12.2

40.	Private equity investments
Private equity investments are either consolidated or held at fair value.
Consolidated private equity holdings
Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact of consolidating on the income statement these investments is set out in the following table.

	2005	2004

Income of consolidated private equity holdings	3,637	2,616
Other income included in operating income	(242)	(96)

Total operating income of consolidated private equity holdings	3,395	2,520

Goods and material expenses of consolidated private equity holdings	2,519	1,665
Included in personnel expenses	362	399
Included in administrative costs	352	284
Included in depreciation and amortisation	133	151

Operating profit before tax of consolidated private equity holdings	29	21

Goods and material expense includes personnel costs relating to manufacturing and production activities.

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of these consolidated entities at 31 December 2005 were EUR 3,477 million (2004: EUR 2,393 million) excluding goodwill.
Unconsolidated private equity investments
The private equity investments in which the Group does not have control are accounted for at fair value with change through income. Although control is not with the Group, in many cases the Group does hold significant influence, usually evidenced by an equity stake of between 20% and 50%. Significant influence is held in approximately 100 investments with a fair value of EUR 603 million at 31 December 2005, operating in various sectors including information technology, life sciences, media and telecommunications.

41.	Joint ventures
The Group’s activities conducted through joint ventures include insurance, trust and property development activities. See note 49 for further details. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses of joint ventures, which represent the Group’s proportionate share:

	2005	2004

Assets
Cash and balances at central banks	11	6
Financial investments	2,748	1,875
Loans and receivables — banks and customers	925	965
Equity accounted investments	6	6
Property and equipment	1,011	827
Accrued income and prepaid expenses	58	54
Other assets	2,161	2,001

Total	6,920	5,734

Liabilities
Financial liabilities held for trading	871	843
Due to customers	896	822
Issued debt securities	7	1
Accrued expenses and deferred income	23	15
Other liabilities	4,994	3,964

Total	6,791	5,645

	2005	2004

Total operating income	150	118
Operating expenses	71	79

Operating profit	79	39

Income tax expense	21	8

Net profit	58	31

42.	Remuneration of Managing Board and Supervisory Board
Remuneration policy
The current compensation policy for the Managing Board was introduced in 2001. The main objective is to ensure that ABN AMRO is able to attract, retain and motivate its Top Executive Group. To achieve this, Managing Board remuneration has several elements which, as a package, make it comparable with the remuneration offered by relevant peers in the market. Peers are defined as other major Dutch companies and other European-parented banks.

The compensation package for the Managing Board has the following elements:

•	Base salary

•	Performance bonus

•	Long-term incentives — Performance Share Plan and Share Investment and Matching Plan.
In addition there are a number of other benefits.
Base salary
A common base salary applies to all Managing Board members except the Chairman, to whom a 40% differential applies. In addition to the base salary, the non-Dutch Board member receives a market competitive allowance. Salaries are reviewed annually with adjustments taking effect from 1 January. Managing Board base salaries were adjusted in 2005 for the first time since 2001. The gross annual base salary for the Managing Board Members was adjusted from EUR 635,292 to EUR 650,000 and from EUR 889,410 to EUR 910,000 for the Chairman.
Performance bonus
The annual performance bonus for Managing Board members is based upon ABN AMRO’s quantitative and qualitative performance objectives at both the corporate and BU level. The objectives are set annually by the Nomination & Compensation Committee and endorsed by the Supervisory Board. Bonuses for the Chairman, the CFO and — as of 2004 — the COO are based on delivery against these corporate performance objectives. With effect from 2004, the bonus for board members responsible for a BU is based 75% on Group performance and 25% on BU performance.
In 2005 objectives such as economic profit, cost / income ratio and tier 1 ratio were used to measure quantitative corporate and BU performance. In addition qualitative objectives are set such as increasing customer satisfaction and reaching strategic milestones. Bonus criteria are aligned with the bank’s long term objectives. Specific annual performance targets are not disclosed as they are considered competitively sensitive.
If the quantitative performance objectives are fully met, the 2005 bonus will be 100% of base salary with an upper limit of 125%. The Nomination & Compensation Committee may, on the basis of their assessment of a Managing Board member’s individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary. In 2004 the bonus percentage linked to on-target performance was between 60% and 75%.
The 2005 performance bonuses for Managing Board members have been set at the newly- agreed 2005 bonus levels. The Committee assessed the 2005 performance against the set and realised quantitative objectives on the basis of the numbers provided by Group Finance.
The bonuses with respect to the 2005 performance year for all Managing Board members, including the Chairman of the Managing Board, are set at 115% of the 2005 annual base salary. The individual bonus awards are shown in the table on page 297.
The 2004 bonuses as paid in 2005 and published in the 2004 Annual Report have been adjusted as the Managing Board members have agreed to pay a part of that bonus back to the bank.
ABN AMRO Share Investment and Matching Plan
In 2004 Shareholders’ approval was obtained to encourage executive share ownership. Under this plan, the Board members may defer a maximum of 25% of their annual salary into ABN AMRO Holding N.V. shares (Investment Shares). This amount must be funded from the net bonus outcome of the relevant performance year. If the net bonus outcome is insufficient to fund the full investment amount the participation will be withdrawn.
At the end of a three-year vesting period the Investment Shares will be matched by the bank on the basis of one ABN AMRO share (Matching Share) for each Investment Share, provided that the Managing Board member remains employed within the ABN AMRO Group during the vesting period. The Investment Shares, together with the built-up dividends, will be released three years after deferral. The Matching Shares must be held for at least five years from vesting, with the possibility of selling some of the shares to settle the tax obligation.

In 2005 — with respect to the 2004 bonus — all Managing Board members have participated in this plan, five of them for the maximum amount of 25% of base salary and one Managing Board Member for 12.5% of base salary. The total amount that was used to purchase Investment Shares was EUR 936,954 for all six Managing Board Members. With respect to the 2005 performance year, five members again participated for 25% of annual salary and one member for half of this amount.
Share options
Share options have been an integral part of ABN AMRO top executives’ compensation for several years.
As of 2005 share options no longer form part of the long-term reward package for the Managing Board or for the Top Executive Group as a whole. The options granted in the years up to and including 2004 will remain in place. In 2005 no options expired. The options granted in 2002 vested on 25 February 2005 and will remain exercisable during the remainder of the ten-year option period, which runs until 25 February 2012. In 2006 no options will expire. The options granted in 2003 have vested on 24 February 2006, because the two performance conditions that were set for this award were met by the end of the three-year performance period in 2005.
The Managing Board announced to the N&C Committee on 30 January 2006 their collective decision to limit the exercise of their options going forward exclusively to the first day of the first open period after vesting and/or expiration periods, or to earlier equivalent contractual dates in line with the plan rules, such as the date of retirement. Although this limits the theoretical value of the options, the Board believes the increase in transparency to the market outweighs this theoretical disadvantage.
Performance Share Plan
The Performance Share Plan (PSP) was introduced in 2001 and forms an important though stretching part of the Managing Board’s reward package. SEVPs are also eligible for a yearly grant under this plan.
In 2005 Managing Board members received a conditional award of 60,000 shares and the Chairman 84,000 shares. The PSP grant in 2005 was based half on the relative TRS (total return to shareholders) performance and half on the average return on equity (ROE) achieved by the bank over the four-year performance period, defined as the year of grant and three subsequent years.
The vesting schedule for the TRS-linked award is the same as in previous years. The full award will be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the TRS rankings.
The ROE linked part of the award was introduced in 2005. The pay-out of this part of the award will be linked to the average ROE target for the performance period using a sliding scale, with a threshold at 25% and a maximum award of 100%.
Another condition is that the recipient must still be in service with the Group at the end of the performance period. The four-year performance cycle for the conditional shares as awarded in 2002 came to a close at the end of 2005, and ABN AMRO’s position in the peer group was seventh. This means that the conditional share award made in 2002 will result in an award representing 70% of the original awards of 70,000 shares for members and 98,000 shares for the Chairman. As a result, the members of the Managing Board received 49,000 ABN AMRO shares with a vesting date, 31 January 2006, and the Chairman 68,600 shares. This award is subject to taxation which was calculated on the basis of the number of shares times the share price. The Managing Board members collectively decided to sell, on the day of the grant of the award, a number of shares sufficient to settle the tax obligation with respect to the award.
Pension
The Managing Board’s pensionable salary is 100% of annual base salary. Until 31 December 2005 the normal retirement age of the Managing Board members was 62. Since 1 January 2006 the plan has been changed in such a way that the normal retirement age is 65, based on average income (2.15% per year). It is possible to retire earlier. The ABN AMRO Pension Fund manages the pension plan.

Specific benefits
The Managing Board’s compensation package also includes:

•	The use of a company lease car with driver

•	Reimbursement of the cost of adequate security measures for their main private residence

•	A 24-hour personal accident insurance policy with a fixed covered amount of EUR 1.8 million for members and EUR 2.5 million for the Chairman

•	Contributions towards private health insurance, according to the policies applicable to all other ABN AMRO employees in the Netherlands

•	Preferential rates on bank products such as mortgages and loans, according to the same policies which apply to all other ABN AMRO staff in the Netherlands.
The following table summarises total reward, ABN AMRO options and shares, and outstanding loans of the members of the Managing Board and Supervisory Board.

	Managing Board		Supervisory Board

	2005	2004	2005	2004

	€ in thousands	€ in thousands	€ in thousands	€ in thousands
Periodic payments	4,639	4,556	787	767
Profit-sharing and bonus payments	4,787	2,680
Share-based payments	6,063	4,672
Pension benefits	1,324	1,148
ABN AMRO staff options(1) (conditional, granted options)		576,000
ABN AMRO shares(1) (conditional, granted)	429,058	320,000
ABN AMRO staff options(1) (outstanding)	2,380,835	2,382,251
ABN AMRO shares(1) (exercisable)	1,196,835	686,251
ABN AMRO shares(1) (owned)	124,004	72,668	34,847	27,173
Loans (outstanding)	11,518	9,362	2,100	2,100

(1)	Number of shares / options

The following table summarises the salaries, other periodic rewards and bonuses of individual Managing Board members:

	2005					2004

		Other					Other
		Periodic		Share-based	Pension		periodic		Share-based	Pension
	Base Salary	payments(1)	Bonus	Payments(2)	Costs(3)	Base Salary	payments(1)	Bonus(4)	payments(2)	Costs(3)

	€ in thousands	€ in thousands	€ in thousands	€ in thousands	€ in thousands	€ in thousands	€ in thousands	€ in thousands	€ in thousands	€ in thousands
R.W.J. Groenink	910	4	1,047	1,331	263	889	4	805	1,022	225
W.G. Jiskoot	650	2	748	951	185	635	3	575	730	158
T. de Swaan	650	2	748	951	206	635	13	575	730	181
J.Ch.L. Kuiper	650	4	748	951	264	635	15	575	730	228
C.H.A. Collee	650	3	748	951	168	635	3	575	730	140
H.Y. Scott-Barrett	650	464	748	928	238	635	454	575	730	216

(1)	Other periodic payments are comprised of contributions towards private health insurance and foreigner allowance. Mr Scott-Barrett received a foreigner allowance of EUR 464 in 2005 and 454 in 2004

(2)	Share-based payments are calculated in accordance with IFRS 2 by recognising the fair value of the shares/options at grant date over the vesting period

(3)	Pension costs exclusively comprise pension service cost and post-retirement service cost computed on the basis of IAS 19

(4)	Part of the bonus amounts were paid back by all Managing Board members, resulting in a final bonus of EUR 480 for Mr Groenink, EUR 400 for the CFO Mr de Swaan, and EUR 450 for the four remaining members

The following tables reflect movements in the option holdings of the Managing Board as a whole and of individual Board members. The conditions governing the granting of options are included in note 43.

	2005		2004

	Options held by	Average	Options held by	Average
	Managing Board	exercise price	Managing Board	exercise price

		(in Euros)		(in Euros)
Movements:
Balance at 1 January	2,382,251	18.84	2,003,675	18.76
Options granted	—	—	576,000	18.86
Options exercised/cancelled	1,416	22.23	197,424	18.13

Balance at 31 December	2,380,835	18.83	2,382,251	18.84

						Year of
	Balance at	Exercise	Exercised/	Balance at	Stock price	expiration
	1 January	price	cancelled	31 December	on exercise	date

		(in Euros)
R.W.J. Groenink
Executive 2000	60,000	21.30		60,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002(1)(2)	112,000	19.53		112,000		2012
Executive 2003(1)(3)	133,000	14.45		133,000		2013
Executive 2004(1)	126,000	18.86		126,000		2014
AOR 2000	354	22.23	354	0
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	486,921		354	486,567

W.G. Jiskoot
Executive 2000	60,000	21.30		60,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002(1)(2)	80,000	19.53		80,000		2012
Executive 2003(1)(3)	95,000	14.45		95,000		2013
Executive 2004(1)	90,000	18.86		90,000		2014
AOR 2000	354	22.23	354	0
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	380,921		354	380,567

T. de Swaan
Executive 2000	60,000	21.30		60,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002(1)(2)	80,000	19.53		80,000		2012
Executive 2003(1)(3)	95,000	14.45		95,000		2013
Executive 2004(1)	90,000	18.86		90,000		2014
AOR 2000	354	22.23	354	0
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	380,921		354	380,567

						Year of
	Balance at	Exercise	Exercised/	Balance at	Stock price	expiration
	1 January	price	cancelled	31 December	on exercise	date

		(in Euros)
J.Ch.L. Kuiper
Executive 2000	60,000	21.30		60,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002(1)(2)	80,000	19.53		80,000		2012
Executive 2003(1)(3)	95,000	14.45		95,000		2013
Executive 2004(1)	90,000	18.86		90,000		2014
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	380,567			380,567

(1)	Conditionally granted

(2)	Vested on 25 February 2005

(3)	Vested on 24 February 2006

						Year of
	Balance at	Exercise	Exercised/	Balance at	Stock price	expiration
	1 January	price	cancelled	31 December	on exercise	date

		(in Euros)
C.H.A. Collee
Executive 2000	56,000	21.30		56,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002(1)(2)	80,000	19.53		80,000		2012
Executive 2003(1)(3)	95,000	14.45		95,000		2013
Executive 2004(1)	90,000	18.86		90,000		2014
AOR 2000	354	22.23	354	0
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	376,921		354	376,567

H.Y. Scott-Barrett
Executive 2000	56,000	21.30		56,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002(1)(2)	80,000	19.53		80,000		2012
Executive 2003(1)(3)	95,000	14.45		95,000		2013
Executive 2004(1)	90,000	18.86		90,000		2014

	376,000			376,000

(1)	Conditionally granted

(2)	Vested on 25 February 2005

(3)	Vested on 24 February 2006

The following table shows movements in shares conditionally awarded under the Performance Share Plan. For the years 2002 through 2004 the conditional award was based 100% on the bank’s ranking in the peer group (TRS ranking). For the year 2005, 50% of the award is on the TRS ranking and 50% on the average ROE target for the reference period. The number of shares conditionally awarded on the TRS ranking in the table below assumes a ranking of fifth in the peer group, in line with our ambition. The number of shares conditionally awarded on the ROE target assumes that we will achieve an average ROE above 20% per annum, our target for the performance cycle 2005-2008.
As a consequence of ABN AMRO ranking seventh in the peer group at the close of the performance cycle from 2002 to 2005, all members of the Managing Board received 70% of the conditionally awarded shares for that performance cycle at 31 January 2006. The average stock price at that date was EUR 22.78.

	Type of	Balance of			Expired/	Balance at	Reference
	conditions	1 January	Granted	Vested	forfeited	31 December	period

R.W.J. Groenink	TRS	98,000		68,600	29,400	0
	TRS	98,000				98,000	2003–2006
	TRS	70,000				70,000	2004–2007
	TRS		42,000			42,000	2005–2008
	ROE		42,000			42,000	2005–2008
W.G. Jiskoot	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003–2006
	TRS	50,000				50,000	2004–2007
	TRS		30,000			30,000	2005–2008
	ROE		30,000			30,000	2005–2008
T. de Swaan	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003–2006
	TRS	50,000				50,000	2004–2007
	TRS		30,000			30,000	2005–2008
	ROE		30,000			30,000	2005–2008
J.Ch.L. Kuiper	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003–2006
	TRS	50,000				50,000	2004–2007
	TRS		30,000			30,000	2005–2008
	ROE		30,000			30,000	2005–2008
C.H.A. Collee	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003–2006
	TRS	50,000				50,000	2004–2007
	TRS		30,000			30,000	2005–2008
	ROE		30,000			30,000	2005–2008
H.Y. Scott-Barrett	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003–2006
	TRS	50,000				50,000	2004–2007
	TRS		30,000			30,000	2005–2008
	ROE		30,000			30,000	2005–2008

The following table reflects the number of matched shares the Managing Board will receive under the ABN AMRO Share Investment and Matching Plan at the end of the vesting period, provided the member of the Managing Board remains employed within ABN AMRO during the vesting period.

	Balance at			Expired/	Balance at	Vesting
	1 January	Granted	Un-conditional	cancelled	31 December	period

R.W.J. Groenink		10,692			10,692	2005–2007
W.G. Jiskoot		7,637			7,637	2005–2007
T. de Swaan		7,637			7,637	2005–2007
J.Ch.L. Kuiper		7,637			7,637	2005–2007
C.H.A. Collee		7,637			7,637	2005–2007
H.Y. Scott-Barrett		3,818			3,818	2005–2007
ABN AMRO ordinary shares held by Managing Board members(1)

	2005	2004

R.W.J. Groenink	30,574	18,334
W.G. Jiskoot	28,827	19,730
T. de Swaan	15,259	6,850
J.Ch.L. Kuiper	16,442	7,973
C.H.A. Collee	8,778	697
H.Y. Scott-Barrett	24,124	19,084

Total	124,004	72,668

(1)	No financing preference shares were held by any Managing Board member
Loans from ABN AMRO to Managing Board members

	2005		2004

	Outstanding on		Outstanding on
	31 December	Interest rate	1 December	Interest rate

R.W.J. Groenink	5,136	3.58	2,985	3.63
W.G. Jiskoot	1,674	3.94	1,674	3.94
T. de Swaan	1,407	2.75	1,407	2.25	[1]
J.Ch.L. Kuiper	681	3.72	655	3.87
C.H.A. Collee	2,620	3.27	2,641	3.29

(1)	Variable rate
The decrease in outstandings between 31 December 2004 and 31 December 2005 is caused by repayments.
The following table provides information on the remuneration of individual members of the Supervisory Board. The members of the Supervisory Board receive an equal remuneration of EUR 40,000 per annum. For the Vice-Chairman this remuneration is EUR 45,000 and for the Chairman EUR 55,000 per annum. For the membership of the Audit Committee and the Nomination & Compensation Committee an additional allowance of EUR 7,500 per membership is applied on an annual basis. In addition to this remuneration every member also receives a general expenses allowance of EUR 1,500. This allowance is EUR 2,000 for the Vice-Chairman and the Chairman. For members of the Committees mentioned above as additional expenses allowance of EUR 500 is applicable. Furthermore, for the Supervisory Board members who do not live in the Netherlands, there is a general allowance of EUR 5,000 per Supervisory Board meeting that such a member attends.
All amounts are based on a full year, but the actual payment depends on the period of membership during the year. Members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board

	2005	2004

	€ thousands	€ thousands
A.A. Loudon	63	63
A.C. Martinez[1]	56	48
A. Burgmans	48	48
Mrs L.S. Groenman	40	40
D.R.J. Baron de Rothschild[1]	40	40
Mrs T.A. Maas-de Brouwer	48	48
M.V. Pratini de Moraes[1]	45	40
P. Scaroni[1]	40	40
Lord Sharman of Redlynch[1]	48	48
A.A. Olijslager	45	27
R. van den Bergh[1]	27	—
A. Ruys	27	—
W. Dik[2]	16	48
M.C. van Veen[2]	20	60

(1)	Excluding an attendance fee

(2)	Messrs Dik and Van Veen resigned on 29 April 2005
ABN AMRO ordinary shares held by Supervisory Board members(1)

	2005	2004

A.A. Loudon	5,421	5,147
A. Burgmans	9,654	9,165
A.C. Martinez(2)	3,000	3,000
M.V. Pratini de Moraes(2)	5,384	5,384
A.A. Olijslager	3,221	3,221
R.F. van den Bergh	8,167	—
M.C. van Veen(3)	—	1,256

Total	34,847	27,173

(1)	No financing preference shares were held by any Supervisory Board member

(2)	ADRs

(3)	Mr Van Veen resigned on 29 April 2005
Loans from ABN AMRO to Supervisory Board members
The outstanding loans at 31 December 2005 amounts to EUR 2.1 million with an interest rate of 3.00% (2004: EUR 2.1 million — 3.60%) and relates to Mr A. Burgmans.
Senior Executive Vice Presidents (SEVPs) Compensation 2005
The reward package for ABN AMRO’s SEVPs, the second level of Top Executives, was also introduced in 2001 and as with the Managing Board — was primarily aimed at maximising total returns to our shareholders.
The compensation for ABN AMRO SEVPs consists of the following core elements:

•	Base salary. The base salaries are benchmarked against the relevant local markets. The current median base salary is EUR 396,000

•	Performance bonus. The annual performance bonus is linked to the respective markets within the various countries where we operate. The median bonus amount paid with respect to the 2005 performance year was EUR 1 million. Bonuses for individual SEVPs vary widely, again reflecting market and location. No absolute maximum level of bonus has been defined for SEVPs

•	Long-term incentives such as the Performance Share Plan and the Share Investment and Matching Plan. Long-term incentives are set at a lower level than the applicable yearly grants to Managing Board members. SEVPs received an award under the Top Executive Performance Share Plan and are eligible to participate on a voluntary basis in the Share Investment & Matching Plan. All SEVPs receive identical grants.
In addition, a number of benefits apply in relation to the respective markets and countries of residence.
The total compensation for SEVP’s in 2005 amounts to EUR 51 million (2004: EUR 42 million).

43.	Share-based payments plans
ABN AMRO grants long-term share-based incentive awards to members of the Managing Board, other top executives and key staff under a number of plans.
With effect from 2005 share options no longer form part of the reward package of the top executives.
The current plans for the Managing Board (Performance Share Plan and Share Investment and Matching Plan) are described in note 42. At a lower level, the Performance Share Plan is also applicable to the second tier of top executives, the SEVPs. Both the SEVPs and the third level of top executives, the EVPs and MDs, may defer a part of their bonus to the Share Investment and Matching Plan. Furthermore, there is a Restricted Share Plan for the EVPs/ MDs with performance conditions linked to the average return on equity in line with the Performance Share Plan of the Managing Board. All these plans are equity-settled.
There is also a cash-settled Performance Share Plan for the EVPs/ MDs for the performance cycle 2002-2005.
Share-based compensation expense related to plans granted after 7 November 2002 totalled EUR 63 million in 2005 and EUR 58 million in 2004. Including the plans granted prior to 7 November 2002, for which the expense is calculated under our previous GAAP, total expense amounted to EUR 61 million (2004: EUR 4 million net of a release of EUR 58 million due to our final TRS-ranking in the performance cycle 2001-2004). The total carrying amount of liabilities arising from cash-settled share-based payments transactions amounted to EUR 22 million at 31 December 2005 (2004: EUR 18 million).
Option plans
Key staff are granted options conditionally on ABN AMRO shares with an exercise price equal to the average share price at the date of grant. Options generally vest three years after grant if both the service conditions and the performance conditions (a minimum ROE target) have been achieved.
The fair value of options granted is determined using a Lattice option pricing model. The following table shows the assumptions on which the calculation of the fair value of these options was based. The expected volatility was based on historical volatility.
For the calculation of the fair value of the options granted to the Top Executives in 2004, the same assumptions were used. The expense recorded in 2005 regarding all options plans amounted to EUR 43 million (2004: EUR 36 million)

	2005	2004

Grant date	16 February 2005	13 February 2004
Expiration date	16 February 2015	13 February 2014
Exercise price (in euros)	21.24	18.86
Share price on grant date (in euros)	21.24	18.86
Volatility	34%	35%
Expected dividend yield	5.2%	4.7%
Interest rate	3.7%	4.3%
Fair value at grant date (in euros)	4.24	3.98

The following table shows an overview of options granted during the past two years:

	2005		2004

	Number of	Average	Number of	Average
	options	exercise price	options	exercise price

	in thousands	€	in thousands	€
Balance at 1 January	63,050	18.94	59,149	19.30
Movements:
Options granted to Managing Board members	—	—	576	18.86
Options granted to other Top Executives	—	—	6,175	18.86
Other options granted	7,939	21.24	8,254	18.76
Options forfeited	(2,780)	18.29	(760)	18.03
Options exercised	(1,868)	18.05	(3,160)	18.10
Options expired	(4,072)	22.43	(7,184)	22.04

Balance at 31 December	62,269	19.06	63,050	18.94

Of which exercisable	26,873	20.96	19,599	21.96
Of which exercisable and in the money	17,413	20.01	1,551	17.95
Of which hedged	26,968	18.14	28,837	18.06
In 2005 and 2004, the price of options exercised ranged from EUR 17.46 to EUR 20.42, compared to an average share price of EUR 20.11 in 2005 and EUR 18.18 in 2004. If all exercisable rights were to be exercised, shareholders’ equity would increase by an amount of EUR 563 million (2004: EUR 430 million). Deliveries on options exercised in 2005 were made from share repurchases on the date of grant (1,868,242 shares; 2004: 497,512 shares) and from new shares issued on the exercise date (no shares; 2004: 2,662,183 shares).
The following tables further detail the options outstanding at 31 December 2005:

		Average	Low/high
	Outstanding	exercise price	exercise price

	in thousands	€	€
Year of expiration
2007	4,411	21.30	21.30
2008	9,459	22.72	22.34–23.14
2009	4,391	20.42	20.42
2010	898	15.06	15.06
2011	495	17.12	17.12
2012	8,612	19.14	17.46–19.53
2013	13,105	14.45	14.45–14.65
2014	13,265	18.86	18.86
2015	7,633	21.24	21.24

Total	62,269	19.06	14.45–23.14

	Options outstanding
				Options exercisable
		Weighted-	Weighted-
		average	average		Weighted
		exercise	remaining		average
	Outstanding	price	contractual life	Exercisable	exercise price

	in thousands	€	In years	in thousands	€
Range of exercise prices €
14.45–17.50	16,139	14.87	6.9	1,641	17.46
17.51–20.00	20,236	19.09	7.4	6,971	19.53
20.01–22.50	21,369	21.34	4.8	13,736	21.39
>22.51	4,525	23.14	2.2	4,525	23.14

Total	62,269	19.06	6.0	26,873	20.96

Share Plans
For the calculation of the expense for the share plans, various models were used. The total expense in 2005 for plans granted after 7 November 2002 amounted to EUR 19 million (2004: EUR 22 million). The following table presents a summary of all shares conditionally granted to the Top Executives of ABN AMRO. For the number of shares granted on the TRS-ranking under the Performance Share Plan, a ranking of fifth in the peer group has been assumed.

	2005	2004

	in thousands	in thousands
Balance at 1 January	3,688	4,741
Granted	2,892	1,797
Forfeited	(283)	(2,850)
Vested	(660)	—

Balance at 31 December	5,637	3,688

44	Acquisitions and disposals of subsidiaries
Acquisitions in 2005 and 2004
The following acquisitions were made in 2005 and 2004 and were accounted for using the purchase method:

	% acquired	Consideration	Total assets	Acquisition date

Acquired companies
2005:
Bank Corluy	100	50	121	27 April 2005
Private equity acquisitions	51-100	43	2,174	Various
2004
Bethmann Maffei	100	110	812	30 January 2004
Private equity acquisitions	51-100	112	963	Various
The acquisitions in 2005 contributed a net loss of EUR 7 million to the consolidated net profit for the year.
Disposal in 2005 and 2004
During 2005 the Group disposed of the following activities:

•	Real Seguros in Brazil which was transferred to a joint venture

•	Nachenius, Tjeenk & Co.
These operations contributed EUR 22 million to the consolidated net profit for the year ended 31 December 2004 and EUR 12 million in 2005.

During 2004 the Group disposed of the following activities:

•	LeasePlan Corporation

•	Bank of Asia
Business combinations in 2006
On 2 January 2006 the Group entered into the business combination with Banca Antoniana Popolare Veneta (Banca Antonveneta) to increase its mid-market footprint, and to continue and accelerate the successful partnership that gives access to the large and attractive Italian banking market and to the high-quality customer base of Banca Antonveneta.
During 2005 the Group increased its interest in Banca Antonveneta from 12.7% to 29.9%. On 2 January 2006 the Group further increased its interest in Banca Antonveneta from 29.9% to 55.8% following the purchase of 79.9 million shares in Banca Antonveneta from Banca Popolare Italiana (BPI). This increase has effectively given the Group a controlling interest in Banca Antonveneta as from 2 January 2006, the acquisition date of the business combination. The acquisition of the shares was performed in accordance with the agreement with BPI announced on 26 September 2005. The Group paid EUR 26.50 per share, representing a cash consideration of EUR 2.1 billion.
As a result of this increased interest in Banca Antonveneta, in accordance with the Italian law, the Group has launched a mandatory public offer for the remaining shares it does not already hold in Banca Antonveneta.
On 26 February 2006 the Group published the offering document for the cash offer for all ordinary shares in Banca Antonveneta. The offering period started on 27 February 2006 and will end on 31 March 2006, as agreed with the Italian stock exchange Borsa Italiana. ABN AMRO will pay Banca Antonveneta shareholders a consideration of EUR 26.50 a share for each Banca Antonveneta ordinary share purchased through the offer, as already announced on 26 September 2005.
Following further purchases of shares in the open market, as at 16 March 2006 ABN AMRO’s interest in Banca Antonveneta amounts to 76.0% of its outstanding share capital.
Business combination achieved in stages
The acquisition of Banca Antonveneta by the Group is being achieved in stages through successive share purchases. The Group has identified two stages in achieving this business combination.
The first stage has ended with the announcement by the Group on 30 March 2005 of its intention to launch the cash offer for all ordinary shares of Banca Antonveneta. At that date the 12.7% holding of the Group in Banca Antonveneta was accounted for as an associate in accordance with the equity method. The adjustment to fair value of the 12.7% holding of the Group in Banca Antonveneta amounting to EUR 101 million — following the fair valuation of assets and liabilities of Banca Antonveneta as per the acquisition date in accordance with the purchase method — will be accounted for as a revaluation through shareholders’ equity.
The second stage has started as of 1 April 2005 and will be completed by 31 March 2006, the end of the offering period. The Group has presumed that the fair values of assets and liabilities of Banca Antonveneta as at 2 January 2006 represent the fair values of assets and liabilities of Banca Antonveneta during the second stage of the acquisition between 1 April 2005 and 31 March 2006. The stable economic environment and specific business circumstances of Banca Antonveneta during the second stage of the acquisition have not had a material impact on the fair values of assets and liabilities of Banca Antonveneta during that period.
The acquisition of Banca Antonveneta will be accounted for in accordance with the purchase method as described in IFRS 3 — Business Combinations. The total purchase price to acquire 100% of the outstanding shares of Banca Antonveneta amounts to EUR 7.5 billion, including costs directly attributable to the combination of EUR 32 million.

The preliminary allocation of the purchase price to the assets acquired -including newly identifiable intangible assets resulting from the acquisition -and (contingent) liabilities assumed, using their fair values at the acquisition date and the resulting goodwill, is presented in the following table.
This allocation is based on provisional fair values of assets acquired and liabilities assumed, and may be adjusted during the period up to 31 December 2006 as more information is obtained about these fair values.
The fair values of the identifiable assets and liabilities of Banca Antonveneta as at 2 January 2006 are:

	Recognised on	Carrying value
	acquisition by	Banca
	the group	Antonveneta

Intangible assets	1,238	848
Property and equipment	772	751
Financial assets	43,112	41,936
Deferred tax assets	958	736
All other assets	3,359	3,461

Total identifiable assets	49,439	47,732

Deferred tax liabilities	684	147
All other liabilities	45,463	44,487

Total identifiable liabilities	46,147	44,634

Total net assets	3,292	3,098

Purchase price (100%)	7,464
Net assets	(3,292)
Fair value adjustment of 12.7% investment included in shareholders’ equity	101

Goodwill arising on acquisition of 100% outstanding shares	4,273

Newly identifiable intangible assets recognised upon acquisition
As a result of the acquisition, the Group — on a pre-tax basis — will recognise newly identifiable intangible assets as follows:

Core deposit intangible assets	400
Core overdraft intangible assets	224
Other customer relationship intangible assets	325
Other intangible assets	245

Total	1,194

The amortisation period for all newly identifiable intangible assets is on average approximately 8 years. The Group estimates that the total amortisation expense (pre-tax) related to the newly identifiable intangible assets will amount to EUR 174 million in each of the next three years up to and including 2008 and to EUR 142 million for each of the five years thereafter up to and including 2013.
Goodwill
Goodwill represents expected revenue and cost synergies from the business combination and the value of the workforce of Banca Antonveneta which cannot be recognised separately from goodwill.

45  Discontinued Operations
The Group had no discontinued operations in 2005. During 2004 the Group disposed of LeasePlan Corporation and the Bank of Asia. The aggregated operating performance and disposal gain for these discontinued operations was as follows.

2004

Total operating income	736
Total expenses	519

Operating profit before tax	217
Gain recognised on disposal	1,275

Profit before tax from discontinued operations	1,492
Tax on operating profit	51
Tax on disposal gain	(6)

Profit from discontinued operations net of tax	1,447

46  Related parties
The Group has a related party relationship with associates (see notes 19 and 40), joint ventures (see note 41), pension funds (see note 27) and key management (see note 42).
The Group enters into a number of banking transactions with related parties in the normal course of business. These include loans, deposits and foreign currency transactions. These transactions were carried out on commercial terms and at market rates except for employees. No allowances for loan losses have been recognised in respect of loans to related parties in 2005 and 2004.

47	First-time adoption of IFRS
The impact of transition from Dutch GAAP to IFRS can be summarised as follows:
Reconciliation of shareholders’ equity under Dutch GAAP to IFRS:

	1 January	31 December
	2004	2004

Shareholders’ equity under Dutch GAAP	13,047	14,972
Release of fund for general banking risks	1,143	1,149
Reclassification of preference shares to subordinated liabilities	(813)	(767)
Reversal of property revaluation	(130)	(87)
Reclassification regarding Banco Real to subordinated liabilities	(231)	(231)
Transition impacts
Release of interest equalisation reserve relating to the investment portfolio	1,563
Derivatives and hedging	(560)
Fair value adjustments	(160)
Private Equity (consolidation and fair valuation)	56
Loan impairment provisioning	(405)
Property development	(108)
Differences at LeasePlan Corporation	(148)
Equity accounted investments	(100)
Employee benefit obligations	(1,475)
Other	(355)

Total transition impact before taxation	(1,692)

Taxation impact	(577)

Total transition items (net of taxation)	(1,115)	(1,115)

Difference in 2004 profit	—	(244)

Impact of gains and losses not recognised in income statement
Available-for-sale reserve	489	818
Cash flow hedging reserve	(165)	(283)
Dutch GAAP pension booking to equity not applicable under IFRS	—	479
Difference in currency translation account movement	—	(40)
Other differences affecting IFRS and Dutch GAAP equity
Equity settled derivatives on own shares	(106)	16
Goodwill capitalisation under IFRS	—	46
Other	—	102

Total impact	(928)	(157)

Total shareholders’ equity under IFRS	12,119	14,815

Reconciliation of 2004 net profit under Dutch GAAP to IFRS

2004

Net profit under Dutch GAAP	4,109
Dividends accrued on preference shares	(43)

Net profit available to shareholders under Dutch GAAP	4,066

Reconciling items:
Interest equalisation reserve amortisation relating to investment portfolio	(454)
Available-for-sale realisations and other (including hedging)	(19)
Mortgage banking activities	(161)
Fair value adjustments	(230)
Derivatives	11
Private Equity	129
Employee benefit obligations	89
Employee stock options	(21)
Differences in gain on sale of LeasePlan Corporation and Bank of Asia	224
Redemption costs relating to preference shares classified as interest cost under IFRS	(42)
Loan impairment provisioning	29
Other	(39)

Total impact before taxation	(484)
Tax effect	283

Net profit impact	(201)

Profit attributable to equity holders of the parent company under IFRS	3,865

Under Dutch GAAP, total assets and total liabilities at 31 December 2004 were EUR 608,623 million and EUR 589,372 million respectively, compared to EUR 727,454 million and EUR 710,902 million under IFRS. In addition to differences in valuation and income recognition (‘transition difference’) and equity / liability classification, the following change impact the presentation of assets and liabilities:

•	IFRS requires the consolidation of multi-seller conduits which impacted both total asset (loans and receivables customers) and total liabilities (due to customers) by EUR 23,700 million

•	Under IFRS derivative netting can only be applied if, in addition to holding the right of set- off, we also have the intention to settle net. This ‘intention’ criteria is seldom met due to small differences in the timing of cash flows between derivatives with the same counterparty and the use of gross settlement accounts with derivative exchanges. This increased total assets (financial assets held for trading) and total liabilities (financial liabilities held for trading) by approximately EUR 97 billion

•	Consolidating controlled private equity investments had the impact of increasing total assets and total liabilities by EUR 2,393 million

•	Under IFRS funding instruments totalling EUR 3,714 million that previously qualified as equity, reported in minority interest and preference shares, are now presented as subordinated liabilities.
Upon transition at 1 January 2004 the following assets and liabilities were designated to be held at fair value with changes through income:

•	Non-controlling interests in private equity investments. These investments were previously valued at cost less any required provision for impairment and presented within shares with a book value of EUR 1,079 million at 1 January 2004. The adjustment required to bring these investments to fair value at 1 January 2004 was EUR 9 million. These interests are now reported within ‘financial investments’

•	Mortgages held-for-sale as part of our mortgage banking activities in North America. These mortgages were previously recorded at cost within ‘loans to customer’. Under IFRS these loans are now reported within ‘other assets’ and had a fair value of EUR 4,209 million. This exceeded the cost amount by EUR 27 million, a sum which was largely offset by the requirement to fair value related hedging derivatives.

48	Subsequent events
On 2 January 2006 the Group obtained a controlling stake in Banca Antonveneta. See note 44 for further details.

49	Major subsidiaries and participating interests
(Unless otherwise stated, the bank’s interest is 100% or almost 100%, on 15 March 2006. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are indicated separately).
ABN AMRO Bank N.V., Amsterdam
Netherlands
AAGUS Financial Services Group N.V., Amersfoort (67%)
AA Interfinance B.V., Amsterdam
ABN AMRO Arbo Services B.V., Amsterdam
ABN AMRO Asset Management Holding N.V., Amsterdam
  ABN AMRO Asset Management (Netherlands) B.V., Amsterdam
ABN AMRO Assurantie Holding B.V., Zwolle
ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., Hoevelaken
ABN AMRO Effecten Compagnie B.V., Amsterdam
ABN AMRO Mellon Global Securities B.V., Amsterdam (50%) (b)
ABN AMRO Participaties B.V., Amsterdam
ABN AMRO Projectontwikkeling B.V., Amersfoort
ABN AMRO Ventures B.V., Amsterdam
Amstel Lease Maatschappij N.V., Utrecht
Delta Lloyd ABN AMRO Verzekeringen Holding B.V., Zwolle (49%) (a)
Dishcovery Horeca Expl. Mij B.V., Amsterdam
Hollandsche Bank-Unie N.V., Rotterdam
IFN Group B.V., Rotterdam
Solveon Incasso B.V., Utrecht
Stater N.V., Hoevelaken
Outside the Netherlands
Europe
ABN AMRO Asset Management Holdings Ltd., London
  ABN AMRO Asset Management Ltd., London
  Artemis Investment Management Ltd., Edinburgh (71%)
ABN AMRO Asset Management (Deutschland) GmbH, Frankfurt am Main
ABN AMRO Bank A.O., Moscow
ABN AMRO Bank (Deutschland) AG, Frankfurt am Main
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Polska) S.A., Warsaw
ABN AMRO Bank (Romania) S.A., Bucharest
ABN AMRO Bank (Schweiz) A.G., Zurich

ABN AMRO Capital Ltd., London
ABN AMRO Corporate Finance Ltd., London
ABN AMRO France S.A., Paris
  Banque de Neuflize, Paris
  Banque Odier Bungener Courvoisier, Paris
ABN AMRO Fund Managers (Ireland) Ltd., Dublin
ABN AMRO Futures Ltd., London
ABN AMRO Infrastructure Capital Management Limited, London
ABN AMRO International Financial Services Company, Dublin
ABN AMRO Investment Funds S.A., Luxembourg
ABN AMRO Stockbrokers (Ireland) Ltd., Dublin
Alfred Berg Holding A/ B, Stockholm
Alfred Berg Asset Management Sweden A/ B, Stockholm
Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan
  (45% ABN AMRO Bank N.V.; 55% Banca Antonveneta Group) (a)
Aspis International MFMC, Athens (45%) (a)
Banca Antonveneta SpA, Padova (76%) (a), 16 March 2006
Capitalia SpA, Roma (8%) (a)
CM Capital Markets Holding S.A., Madrid (45%) (a)
Delbrück Bethmann Maffei AG, Frankfurt am Main
Hoare Govett Ltd., London
Kereskedelmi és Hitelbank Rt., Budapest (40%) (a)
North America
ABN AMRO Asset Management Canada Ltd, Toronto
ABN AMRO Capital Markets Canada Ltd., Toronto
ABN AMRO Bank (Mexico) S.A., Mexico City
ABN AMRO North America Holding Company, Chicago
  (holding company, voting right 100%, equity participation 92%)
  LaSalle Bank Corporation, Chicago
     LaSalle Bank N.A., Chicago
       LaSalle Financial Services, Inc., Chicago
       LaSalle National Leasing Corporation, Chicago
          LaSalle Business Credit, LLC., Chicago
     LaSalle Bank Midwest N.A., Troy
       ABN AMRO Mortgage Group, Inc., Chicago
     ABN AMRO Advisory, Inc., Chicago (81%)
     ABN AMRO Capital (USA) Inc., Chicago
     ABN AMRO Incorporated, Chicago
       ABN AMRO Sage Corporation, Chicago
       ABN AMRO Rothschild LLC, New York (50%) (b)

  ABN AMRO Asset Management Holdings, Inc., Chicago
     ABN AMRO Asset Management (USA) LLC., Chicago
     ABN AMRO Asset Management Inc., Chicago
     ABN AMRO Investment Fund Services, Inc, Chicago
     Montag & Caldwell, Inc., Atlanta
Middle East
Saudi Hollandi Bank, Riyadh (40%) (a)
Rest of Asia
ABN AMRO Asia Ltd., Hong Kong
ABN AMRO Asia Corporate Finance Ltd., Hong Kong
ABN AMRO Asia Futures Ltd., Hong Kong
ABN AMRO Asset Management (Asia) Ltd., Hong Kong
ABN AMRO Asset Management (Japan) Ltd., Tokyo
ABN AMRO Asset Management (India) Ltd., Mumbai (75%)
ABN AMRO Bank Berhad, Kuala Lumpur
ABN AMRO Bank (Kazakhstan) Ltd., Almaty (80%)
ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (58%)
ABN AMRO Bank (Philippines) Inc., Manila
ABN AMRO Central Enterprise Services Private Ltd., Mumbai
ABN AMRO Securities (India) Private Ltd., Mumbai (75%)
ABN AMRO Securities (Japan) Ltd., Tokyo
PT ABN AMRO Finance Indonesia, Jakarta (70%)
PT ABN AMRO Manajemen Investasi Indonesia, Jakarta (96%)
Australia
ABN AMRO Asset Management (Australia) Ltd., Sydney
ABN AMRO Australia Ltd., Sydney
  ABN AMRO Asset Securitisation Australia Pty Ltd., Sydney
  ABN AMRO Corporate Finance Australia Ltd., Sydney
  ABN AMRO Equities Australia Ltd., Sydney
     ABN AMRO Securities Australia Ltd., Sydney
ABN AMRO Equities Capital Markets Australia Ltd., Sydney
ABN AMRO Capital Management (Australia) Pty Limited, Sydney
New Zealand
ABN AMRO New Zealand Ltd., Auckland
ABN AMRO Equity Derivatives New Zealand Limited, Auckland
Latin America and the Caribbean
ABN AMRO Asset Management Argentina Sociedad Gerente de FCI S.A., Buenos Aires
ABN AMRO Bank (Chile) S.A., Santiago de Chile

ABN AMRO Bank (Colombia) S.A., Bogotá
ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile
ABN AMRO Brasil Participaçôes Financeiras S.A., São Paulo
ABN AMRO Brasil Dois Participaçôes S.A., São Paulo
  Banco ABN AMRO Real S.A., São Paulo (89%)
  Banco de Pernambuco S.A., Recife
Banco Sudameris Brasil S.A., São Paulo (85%)
  Sudameris Vida e Previdência S.A., São Paulo
ABN AMRO Asset Management DVTM S.A., São Paulo
ABN AMRO Asset Management S.A., São Paulo
Real Paraguaya de Seguros S.A., Asunción
Real Uruguaya de Seguros S.A., Montevideo
For information on the investments of ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., the reader is referred to the separate annual report published by this company.
The list of participating interests under which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.
Amsterdam, 23 March 2006

Supervisory Board	Managing Board

A.A. Loudon	R.W.J. Groenink
A.C. Martinez	W.G. Jiskoot
A. Burgmans	T. de Swaan
D.R.J. Baron de Rothschild	J.Ch.L. Kuiper
Mrs L.S. Groenman	C.H.A. Collee
Mrs T.A. Maas-de Brouwer	H.Y. Scott-Barrett
M.V. Pratini de Moraes	H.G. Boumeester
P. Scaroni	P.S. Overmars
Lord Sharman of Redlynch	R. Teerlink
A.A. Olijslager
R.F. van den Bergh
A. Ruys

PART IX
INFORMATION ON THE EXPECTED IMPACT OF THE MERGER ON THE CONSOLIDATED NET ASSETS
OF BARCLAYS GROUP (PRO FORMA NET ASSET STATEMENT)

The following unaudited pro forma combined net asset statement as at 30 June 2007 and the notes thereto (together, the ‘Pro forma net asset statement’) are based on the interim financial information of Barclays PLC and ABN AMRO Holding N.V. prepared under IFRS after giving effect to the proposed combination by applying the adjustments described in the Pro forma net asset statement. The Pro forma net asset statement has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and does not, therefore, represent Barclays Group actual financial position. The Pro forma net asset statement has been prepared on the basis set out in the notes below and in accordance with Annex I and Annex II of the PD Regulation.
Pro Forma Net Asset Statement as at 30 June 2007

		Adjustments

		ABN AMRO	La Salle	La Salle Cash	Other
	Barclays PLC	Holding N.V.	Disposal	Consideration	Adjustments	Pro forma
NOTE	1	2	3	4	5	combined

	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	10,904	14,485		15,355	(14,667)	26,077
Trading and financial assets designated at fair value	530,348	131,816				662,164
Derivative financial instruments	259,595	120,360				379,955
Loans and advances to banks	64,355	27,654	(4,554)			87,455
Loans and advances to customers	478,652	322,517				801,169
Available for sale investments	71,168	95,675				166,843
Reverse repurchase agreements and cash collateral on securities borrowed	283,914	275,071				558,985
Property, plant and equipment	3,782	3,798				7,580
Other assets	23,094	128,683	(84,442)		33,579	100,914

Total assets	1,725,812	1,120,059	(88,996)	15,355	18,912	2,791,142

Liabilities
Deposits and items in the course of collection due to banks	298,982	254,299				553,281
Customer accounts	540,145	354,260				894,405
Trading and financial liabilities designated at fair value	212,685	42,233				254,918
Liabilities to customers under investment contracts	139,665	—				139,665
Derivative financial instruments	264,883	117,476				382,359
Debt securities in issue	176,930	191,160				368,090
Subordinated liabilities	22,450	14,707				37,157
Other liabilities	27,276	119,094	(80,380)			65,990

Total liabilities	1,683,016	1,093,229	(80,380)	—	—	2,695,865

Net assets	42,796	26,830	(8,616)	15,355	18,912	95,277

Notes to Pro forma net asset statement
For the purposes of the preparation of the Pro forma net asset statement the consolidated balance sheet of Barclays Group at 30 June 2007 has been combined with the consolidated balance sheet of ABN AMRO Holding N.V. at 30 June 2007, both of which are prepared in accordance with IFRS and, as if the proposed combination giving effect to the sale of LaSalle had occurred on 30 June 2007. The presentation currency adopted in the Pro forma net asset statement is Euro as this is consistent with the presentation currency of the combined group should the proposed combination occur.

The Pro forma net asset statement includes appropriate adjustments to account for the events directly associated with the proposed combination. Any potential synergy benefits are not included within the Pro forma net asset statement. Only costs which are expected to be directly incurred as part of the proposed combination have been included within the Pro forma net asset statement.

1.	The financial information of Barclays Group in this Pro forma net asset statement reflects the IFRS financial information in the interim results announcement as at 30 June 2007 published by Barclays on 2 August 2007 which has been extracted without material adjustment and has been adjusted to present the financial statements in Euro. The rate of exchange used is the closing exchange rate of 1.49 (€: £) in line with the exchange rates used in the interim results announcement of Barclays Group for the period ended 30th June 2007

2.	The financial information of ABN AMRO Holding N.V. in this Pro forma net asset statement reflects the IFRS financial information in the interim financial report as at 30 June 2007 published by ABN AMRO Holding N.V. on 30 July 2007 which has been extracted without material adjustment. The ABN AMRO Holding N.V. interim financial report has been reformatted as set out in note 8 below to be consistent with Barclays Group financial statements presentation

3.	The proposed combination is subject to an offer condition that prior to completion of the exchange offer, ABN AMRO Holding N.V. will dispose of LaSalle to Bank of America Corporation for $21 billion. The terms of this offer condition will require ABN AMRO Holding N.V. to dispose of all LaSalle operations excluding capital markets activities within its Global Markets unit and Global Clients division as well as its US Asset Management business. This adjustment represents the effect of the disposal of LaSalle:

•	€84,442m represents the assets of LaSalle and is based upon the assets of businesses held for sale, which mainly consists of LaSalle as at 30 June 2007 published by ABN AMRO Holding N.V. in their interim financial report as at 30 June 2007 published on 30 July 2007

•	€80,380m represents the liabilities of LaSalle and is based upon the liabilities of businesses held for sale, which mainly consists of LaSalle as at 30 June 2007 published by ABN AMRO Holding N.V. in their interim financial report as at 30 June 2007 published on 30 July 2007; and

•	€4,554m represents the receivable due to ABN AMRO Holding N.V. from LaSalle. For the purposes of this Pro forma net asset statement it has been assumed that the receivable has been accounted for as Loans & Advances to Banks.

4.	This adjustment represents the consideration receivable on the disposal of La Salle to Bank of America Corporation — $21 billion. The rate of exchange used is 1.3676 ($: €) as published by the FT on 2 August 2007.

5.	The other adjustments included in the Pro forma net asset statement have been prepared as if the proposed combination was completed at 30 June 2007. These are:

•	Adjustments reflecting the cash flows of costs directly attributable to the proposed combination. These comprise cash outflows relating to the acquisition of ABN AMRO ordinary shares (€24,680m), stamp duty (€45m), cash to acquire ABN AMRO (formerly convertible) preference shares (€1m) and estimated Barclays transaction costs (€218m); and cash inflows relating to the issue of 888,513,514 new Barclays ordinary shares to China Development Bank, Temasek Holdings (Private) Limited and the placees under the Clawback Placing at £7.40 per share less €74m of estimated fees and expenses (€9,683m) and the exercise of ABN AMRO employee share options (€594m). All ABN AMRO employee share options not exercised as at 30 July 2007 (amounting to 30,691,954 shares), will become exercisable on the combination date and will be subject to the exchange offer consistent with all ABN AMRO ordinary shares. The cash inflow from employees on exercising these options has been assumed to be the weighted average strike price of €19.35 per share per the ABN AMRO 2006 Annual Report

•	Removal of existing goodwill and intangible assets in ABN AMRO Holding N.V. (€7,140m) as disclosed in ABN AMRO Holding N.V. interim financial report as at 30 June 2007 published by ABN AMRO Holding N.V. on 30 July 2007; the recognition of estimated purchased goodwill of €(40,719m) arising from the proposed combination

•	The calculation of consideration is based on the closing price of Barclays ordinary shares of £6.86 as listed on the Daily Official List of the LSE on 2 August 2007.

6.	No additional intangible assets have been recognised as part of the combination and no fair value adjustments have been made.

7.	No account has been taken of the trading or other transactions of Barclays Group or ABN AMRO Group since 30 June 2007.

8.	The ABN AMRO Holding N.V. balance sheet has been presented to conform with the Barclays Group financial statements presentation to the extent that the information required to make these reclassifications is available in the ABN AMRO Holding N.V. interim financial report. These reclassifications do not affect total assets or liabilities. The table below shows the adjustments made.

	ABN AMRO
	Holding				ABN AMRO
	N.V. (As				Holding N.V.
	published)	Footnote (a)	Footnote (b)	Footnote (c)	(Adjusted)

	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	14,485				14,485
Trading and financial assets designated at fair value	248,925	(120,360)		3,251	131,816
Derivative financial instruments		120,360			120,360
Loans and advances to banks	183,338		(155,684)		27,654
Loans and advances to customers	441,904		(119,387)		322,517
Available for sale investments	101,701			(6,026)	95,675
Reverse repurchase agreements and cash collateral on securities borrowed			275,071		275,071
Property, plant and equipment	3,798				3,798
Other assets	125,908			2,775	128,683

Total assets	1,120,059	—	—	—	1,120,059

Liabilities
Deposits and items in the course of collection due to banks	254,299				254,299
Customer accounts	354,260				354,260
Trading and financial liabilities designated at fair value	159,709	(117,476)			42,233
Derivative financial instruments		117,476			117,476
Debt securities in issue	191,160				191,160
Subordinated liabilities	14,707				14,707
Other liabilities	119,094				119,094

Total liabilities	1,093,229	—	—	—	1,093,229

Net Assets	26,830	—	—	—	26,830

Footnotes

(a)	This reclassification is in relation to moving derivative financial instruments included within financial assets and liabilities in the ABN AMRO Holding N.V interim financial report to derivative financial instruments

(b)	This reclassification is in relation to moving professional securities transactions included within loans and receivables — banks and customers in ABN AMRO Holding N.V. interim financial report to reverse repurchase agreements and cash collateral on securities borrowed. The equivalent adjustment in relation to repurchase agreements has not been made due to insufficient information in ABN AMRO Holding N.V. interim financial report

(c)	This reclassification is in relation to moving equity investments designated at fair value through income included within financial investments in ABN AMRO Holding N.V interim financial report to trading and financial assets designated at fair value. In addition interest earning securities: held-to-maturity included within financial investments in ABN AMRO Holding N.V interim financial report have been reclassified to other assets

The Directors and the Proposed Directors (together, the “Directors”) of Barclays PLC
1 Churchill Place
London
E14 5HP
Credit Suisse Securities (Europe) Limited
One Cabot Square
London
E14 4QJ
JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA
6 August 2007
Dear Sirs
Barclays PLC (the “Company”)
We report on the unaudited pro forma combined net asset statement (the “Pro forma net asset statement”) set out in Part IX of the Company’s prospectus dated 6 August 2007 (the “Prospectus”) which has been prepared on the basis described in the notes to the Pro forma net asset statement, for illustrative purposes only, to provide information about how the Merger might have affected the net assets presented on the basis of the accounting policies adopted by the Company in preparing the Barclays Interim Report 2007 for the period ended 30 June 2007. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.
Responsibilities
It is the responsibility of the directors of the Company to prepare the Pro forma net asset statement in accordance with item 20.2 of Annex I to the PD Regulation.
It is our responsibility to form an opinion, as required by item 7 of Annex II to the PD Regulation Rules as to the proper compilation of the Pro forma net asset statement and to report our opinion to you.
In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any net asset statement used in the compilation of the Pro forma net asset statement, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.
Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion
We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying net asset statements, consisted primarily of comparing the unadjusted net asset statement with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma net asset statement with the directors of the Company.
We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma net asset statement has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.
Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America, The Netherlands or any other territory outside the United Kingdom or in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.
Opinion
In our opinion:

(a)	the Pro forma net asset statement has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.
Declaration
For the purposes of Prospectus Rule 5.5.3R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.
Yours faithfully
PricewaterhouseCoopers LLP
Chartered Accountants

PART X
TAXATION CONSIDERATIONS
Part A — UNITED KINGDOM TAXATION CONSIDERATIONS
The following is a summary of certain United Kingdom tax consequences relating to the ownership and disposal of New Barclays Ordinary Shares, New Barclays ADSs and Barclays Preference Shares. The comments set out below are based on existing United Kingdom tax law and what is understood to be current HM Revenue & Customs practice as at the date of this Prospectus, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only, and do not constitute taxation or legal advice, and relate only to certain limited aspects of the taxation treatment of holders of the New Barclays Ordinary Shares, the New Barclays ADSs or Barclays Preference Shares.
Other than in respect of paragraph 4 of this section, the comments set out below apply only to holders of the New Barclays Ordinary Shares, the New Barclays ADSs, or Barclays Preference Shares who are resident, or in the case of individuals, resident or ordinarily resident, for tax purposes in (and only in) the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents), who hold the New Barclays Ordinary Shares, the New Barclays ADSs or Barclays Preference Shares as an investment and who are the absolute beneficial owners thereof. Certain categories of holders, such as traders, broker-dealers, insurance companies and collective investment schemes, holders who have (or are deemed to have) acquired their New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares by virtue of or in connection with an office or employment, holders of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who acquire their New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares by exercising options and holders of New Barclays Ordinary Shares, New Barclays ADSs or New Barclays Preference Shares who are resident or ordinarily resident but not domiciled for UK tax purposes in the UK, may be subject to special rules and this summary does not apply to such holders. The comments set out below relate only to certain limited aspects of the taxation treatment of holders of the New Barclays Ordinary Shares, the New Barclays ADSs or Barclays Preference Shares and assume that holders of New Barclays ADSs will in practice be treated for the purposes of United Kingdom tax as the beneficial owners of the New Barclays Ordinary Shares represented by the New Barclays ADSs.
Any holders of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

1.	Taxation of dividends

Barclays is not required to withhold at source any amount in respect of United Kingdom tax when paying a dividend on the New Barclays Ordinary Shares, the New Barclays ADSs or Barclays Preference Shares.
A holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who is an individual resident (for tax purposes) in the United Kingdom and who receives a dividend on the New Barclays Ordinary Shares, the New Barclays ADSs or Barclays Preference Shares will be entitled to a tax credit equal to one-ninth of the dividend. Such individual will be taxable on the total of the dividend and the related tax credit (the “gross dividend”), which will be regarded as the top slice of the individual’s income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20 (and therefore an effective tax rate of 25 per cent. on the dividend).
A holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares that is a company resident (for tax purposes) in the United Kingdom will not generally be taxable on any dividend on the New Barclays Ordinary Shares, the New Barclays ADSs or Barclays Preference Shares it receives from Barclays.
A holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who is not liable to tax on dividends on the New Barclays Ordinary Shares, the New Barclays ADSs or Barclays

Preference Shares received from Barclays will not be entitled to claim payment of the tax credit in respect of those dividends.
The right of a holder of New Barclays Ordinary Shares, a holder of New Barclays ADSs or holder of Barclays Preference Shares who is not resident (for tax purposes) in the United Kingdom to a tax credit in respect of a dividend received from Barclays and to claim payment of any part of that tax credit will depend on the existence and terms of any double taxation convention between the United Kingdom and the country in which the holder of the New Barclays Ordinary Shares, holder of New Barclays ADSs or holder of Barclays Preference Shares is resident. Holders of New Barclays Ordinary Shares, holders of New Barclays ADSs or holders of Barclays Preference Shares who are not solely resident in the United Kingdom should consult their own tax adviser concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so.

2.	Taxation of capital gains
A disposal of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares by a holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who is resident or, in the case of an individual, resident or ordinarily resident, for tax purposes in the UK, or a holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who is neither resident nor ordinarily resident in the UK for tax purposes, but who carries on a trade, profession or vocation in the UK through a permanent establishment (where the holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares is a company) or through a branch or agency (where the holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares is not a company) and has used, held or acquired the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares for the purposes of such trade, profession or vocation or such permanent establishment, branch or agency (as appropriate) may, depending on the holder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation on chargeable gains. A holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who is an individual and who has ceased to be resident and ordinarily resident for tax purposes in the UK for a period of less than five tax years (or a shorter period under certain double tax treaties, where applicable) and who disposes of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares during that period may be liable on his or her return to the UK to tax on any chargeable gain realised (subject to any available exemption or relief).

3.	Inheritance Tax
Depending on the value of the individual’s estate, the holder’s circumstances and subject to any available exemption or relief, such as any relief under any applicable double tax convention between the UK and the relevant jurisdiction, there may be a charge to UK inheritance tax where an individual dies owning New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares or in respect of certain lifetime transfers by an individual holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares, such as gifts to some trusts and gifts made within the seven years before the individual’s death.
4.  Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)
The comments set out below relate to holders of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares wherever resident for tax purposes (not only holders that are resident for tax purposes in the United Kingdom), but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules may apply.

(a)	Issue or transfer of New Barclays Ordinary Shares to a clearance service or an issuer of depositary receipts

Subject to certain exemptions, a charge to stamp duty or SDRT will arise on the issue or transfer of New Barclays Ordinary Shares to a nominee or agent for, (1) particular persons providing a clearance service (such as Euroclear Nederland), or (2) an issuer of depositary receipts (such as Bank of New York). The rate of stamp duty or SDRT will generally be 1.5 per cent. of either (x) in the case of an issue of New Barclays Ordinary Shares, the issue price of the New Barclays Ordinary Shares concerned, or (y) in the case of a transfer of New Barclays Ordinary Shares, the amount or value of the consideration for the transfer or, in some circumstances, the value of the New Barclays Ordinary Shares concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of £5.

Barclays will bear the cost of any stamp duty or SDRT that may arise in connection with the Primary Exchange (and only in connection with the Primary Exchange) with respect to the issue of New Barclays Ordinary Shares into the Euroclear Nederland System via the CREST account of Euroclear Nederland and the initial receipt of the New Barclays Ordinary Shares (or interests therein within Euroclear Nederland) or New Barclays ADSs by holders of ABN AMRO Ordinary Shares who tender their ABN AMRO Ordinary Shares before the closing date of the Ordinary Share Offer.

(b)	Issue of New Barclays Ordinary Shares or Barclays Preference Shares other than to a clearance service or an issuer of depositary receipts

No liability to stamp duty or SDRT will arise on (1) the issue of New Barclays Ordinary Shares other than in the circumstances referred to in (a) above or (2) on the issue of Barclays Preference Shares.

(c)	Transfer of interests in New Barclays Ordinary Shares within Euroclear Nederland and transfer of New Barclays ADSs

No stamp duty need, in practice, be paid on the acquisition or transfer of interests in New Barclays Ordinary Shares within Euroclear Nederland, provided that any instrument of transfer or contract of sale is executed and remains at all times outside the United Kingdom.

An agreement for the transfer of interests in New Barclays Ordinary Shares between account holders of Euroclear Nederland while such New Ordinary Barclays Shares are held within Euroclear Nederland will not give rise to a liability to SDRT provided that, at the time the agreement is made, Euroclear Nederland satisfies various conditions laid down in the relevant UK legislation.

No stamp duty need, in practice, be paid on the acquisition or transfer of New Barclays ADSs provided that any instrument of transfer or contract of sale is executed and remains at all times outside the United Kingdom.

An agreement for the transfer of New Barclays ADSs will not give rise to a liability to SDRT.

(d)	Transfer of New Barclays Ordinary Shares or Barclays Preference Shares not held within a clearance service

A conveyance or transfer on sale of New Barclays Ordinary Shares or Barclays Preference Shares which are not held within a clearance service (such as Euroclear Nederland) will usually be subject to ad valorem stamp duty, generally at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer (rounded up to the nearest £5).

An unconditional agreement for such transfer or a conditional agreement which subsequently becomes unconditional will be liable to SDRT, generally at the rate of 0.5 per cent. of the consideration for the transfer; but such liability will be cancelled if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Where the stamp duty is paid, any SDRT previously paid will be repaid on the making of an appropriate claim. Stamp duty and SDRT are normally paid by the purchaser.

Under the CREST system of paperless transfers, no stamp duty or SDRT will arise on a transfer of such New Barclays Ordinary Shares into the system, unless such a transfer is made for consideration in money or money’s worth, in which case a liability to SDRT will arise (usually at a rate of 0.5 per cent. of the amount or value of the consideration given). Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty, also at a rate of 0.5 per cent., and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST.

Part B — DUTCH TAXATION CONSIDERATIONS
The following is a summary of certain Dutch tax consequences relating to the ownership, and disposal of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares. The summary does not address any laws other than the tax laws of The Netherlands as currently in effect and in force and as interpreted in published case law by the courts of The Netherlands at the date hereof, which tax laws and case law are subject to change after such date, including changes that could have retroactive effect. The summary does not purport to be complete and in view of the general nature of this summary, it should be treated with corresponding caution. Each holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares should consult his or her professional tax advisor with respect to the tax consequences of the ownership and disposal of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares.
For the purposes of the principal Dutch tax consequences described below, it is assumed that holders of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares are either individuals or companies (including other entities that are treated as companies for Dutch taxation purposes, such as — without limitation — open limited partnerships (open commanditaire vennootschappen), cooperatives (cooperaties) and open mutual funds (open fondsen voor gemene rekening)). This summary does not address the tax position of investment institutions (fiscale beleggingsinstellingen) in relation to the ownership or disposal of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares.
For the purpose of the principal Dutch tax consequences described below, it is further assumed that no holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who is an individual has or will have a substantial interest or a deemed substantial interest in Barclays.
Generally speaking, a person has a substantial interest in a company if such person, directly or indirectly, has the ownership of or certain rights over shares representing 5 per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the company, rights to acquire such interest in the share capital (whether or not already issued) of the company, or the ownership of profit participating certificates (winstbewijzen) that relate to 5 per cent. or more of the annual profit or liquidation proceeds of the company. In the case of an individual the 5 per cent. ownership criterion applies to that person jointly with his partner, if any, whereas a substantial interest is also present in case of a less than 5 per cent. shareholding by an individual if his relatives in the direct line of descent and/or those of his partner do hold a substantial interest. A person has a deemed substantial interest generally in respect of shares that have formed part of a substantial interest and in respect of which a non-recognition provision has applied, such that capital gain taxation thereon has been deferred to a later date.
Any holders of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who are in doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the Netherlands should consult their own professional advisers immediately.

1.	Taxes of income and capital gains
Dutch resident companies
Generally, a company holding New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares which is resident for tax purposes in The Netherlands will be subject to Dutch corporate income tax with respect to income and capital gains derived from the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares, unless such holder is tax exempt, or benefits from the participation exemption in respect of his interest in the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares. The main condition for application of the participation exemption is that the shareholding interest represents at least 5 per cent. of the nominal paid up capital (or under certain conditions 5 per cent. of the voting rights) of Barclays.
Non-resident companies
A company holding New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares which is not resident for tax purposes in The Netherlands will not be subject to Dutch taxation on income or capital gains derived from the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares, unless such income or capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands and at the level of the permanent establishment the participation exemption would not apply to the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares.
Dutch resident individuals
An individual holding New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who is, is deemed to be, or who has elected to be treated as resident for tax purposes in The Netherlands will be subject to Dutch income tax in respect of income or capital gains derived from the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares at the progressive rates of the Income Tax Act 2001 if:

(i)	such individual has an enterprise or an interest in an enterprise, to which the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares are attributable; or

(ii)	the income or capital gain qualifies as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which includes, without limitation, activities that exceed normal active portfolio management (“normaal vermogensbeheer”).
If neither condition (i) nor condition (ii) above is met, the individual will be subject to Dutch income tax at an effective flat rate of 1.2 per cent. of the average value of the individual’s net assets in the relevant calendar year (including the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares) regardless of the actual income or capital gains derived from the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares. The average value of the individual’s net assets in a calendar year is based on the fair market value of the net assets at the beginning and at the end of the calendar year concerned.
Non-resident individuals
An individual holding New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who is not, is not deemed to be, and has not elected to be treated as, resident for tax purposes in The Netherlands will not be subject to Dutch taxation in respect of any income or capital gains derived from the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares unless:

(i)	the income or capital gains are attributable to an enterprise or part thereof that is either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands; or

(ii)	the income or capital gains qualify as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Income Tax Act 2001 (Wet inkomstenbelasting 2001) which includes, without limitation, activities that exceed normal active portfolio management (“normaal vermogensbeheer”).

2.	Credit for UK tax
Subject to general provisions in Dutch tax law governing the entitlement to a credit for foreign taxes, the following holders of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares will be entitled to a tax credit against their Dutch income tax or corporate income tax (as the context requires) liability currently equal to 1/9 of any dividend received by that holder on the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares provided such holder is the beneficial owner thereof:

(i)	an individual who is, is deemed to be, or has elected to be treated as, resident for tax purposes in The Netherlands; and

(ii)	a company which both solely and together with certain associated companies controls directly or indirectly less than 10 per cent. of the voting power in Barclays, which is resident for tax purposes in The Netherlands and which is subject to Dutch corporate income tax on such dividend and the shareholders of which meet certain requirements.

3.	Dutch gift, estate and inheritance tax
Dutch gift, estate or inheritance taxes will be due in The Netherlands in respect of the transfer of the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares by way of gift by, or on the death of, a holder of the New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares if the holder is, or is deemed to be, resident of the Netherlands for Dutch gift, estate and inheritance tax purposes, at the time of the gift or his or her death. For Dutch gift, estate and inheritance tax purposes deemed residency includes the situation of a person who dies or makes a gift within 10 years after ceasing to be a resident of The Netherlands.

4.	Other taxes and duties
There is no Dutch registration tax, transfer tax, stamp duty or any other similar tax or duty, payable in The Netherlands in respect of or in connection with the holding or disposal of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares.

Part C — AUSTRIAN TAX CONSIDERATIONS
The following is a summary of certain Austrian tax consequences relating to the ownership and disposal of New Barclays Ordinary Shares and Barclays Preference Shares. This summary will only apply mutatis mutandis to the New Barclays ADSs provided that the New Barclays ADSs are to be treated as shares for Austrian tax purposes. The comments set out below are based on existing Austrian tax law, case law and regulations of the Austrian tax authorities as well as their respective interpretation in Austria as at the date of this Prospectus, all of which are subject to change, possibly with retrospective effect. They are intended as a general guide only, and do not constitute taxation or legal advice.
This summary does not purport to exhaustively describe all possible tax aspects and does not deal with specific situations which may be of relevance for individual potential investors. In particular, this summary does not deal with any Austrian tax issues that may arise in the context of the acquisition of the New Barclays Ordinary Shares, the Barclays Preference Shares or the New Barclays ADSs on the level of Austrian holders.
The comments set out below only apply to holders of the New Barclays Ordinary Shares, the Barclays Preference Shares or the New Barclays ADSs (either individuals or corporations) who are resident for tax purposes in (and only in) Austria and who are the beneficial owners of the New Barclays Ordinary Shares, the Barclays Preference Shares or the New Barclays ADSs. Certain categories of holders of New Barclays Ordinary Shares, of Barclays Preference Shares or of new Barclays ADSs, such as investment funds, private foundations or other similar vehicles, may be subject to special rules and this summary does not apply to such holders.
Any holders of New Barclays Ordinary Shares, Barclays Preference Shares or New Barclays ADSs who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Austria, should consult their own professional advisers immediately.

1.	Taxation of dividends

(a)	Individuals
Individuals with their domicile and/or their place of abode in Austria are subject to unlimited income tax liability (unbeschränkte Einkommensteuerpflicht) in Austria with respect to their worldwide income at an income tax rate of up to 50 per cent. Such income inter alia includes dividends from shares in a foreign corporation (i.e. the New Barclays Ordinary Shares, the Barclays Preference Shares or the New Barclays ADSs) held by an Austrian resident individual as non-business assets (Privatvermögen). The illustrations outlined below apply mutatis mutandis if the Austrian resident individual holds the shares in the foreign corporation (e.g. New Barclays Ordinary Shares, the Barclays Preference Shares or the New Barclays ADSs) as part of its business assets (Betriebsvermögen).
If such dividends are paid out via an Austrian paying agent (inländische auszahlende Stelle), and provided that the participation in the foreign corporation is comparable to shares held in an Austrian corporation, income tax is levied by way of a 25 per cent. withholding tax at source (Kapitalertragsteuer) which has the effect of a final taxation (meaning that no additional income tax is levied over and above the amount of tax withheld).
Any foreign withholding taxes which have actually been levied on such dividends (as to tax treaty aspects see below) may directly be credited against such 25 per cent. Austrian withholding tax, although this is limited to 15% of the gross amount of dividends received. If such tax credit has not been directly applied at source upon payment of the dividends from the Austrian paying agent to the Austrian investor, the tax credit may alternatively be claimed (i) by way of a repayment procedure or (ii) such dividend payments may be included in the shareholder’s annual income tax return pursuant to sec. 97(4) of the Austrian Income Tax Act (Einkommensteuergesetz). In the latter case the dividends will be subject to half the individual’s average income tax rate in respect of the New Barclays Ordinary Shares, Barclays Preference Shares or the New Barclays ADSs.
If dividend payments made by Barclays to an Austrian individual are not effected through an Austrian paying agent, a flat income tax rate of 25 per cent. applies. Since in this case no withholding tax is levied in Austria, such dividend payments must be included in the individual’s income tax return. Any foreign withholding tax levied on the dividend payments may be credited against the Austrian income tax if provided for in the respective tax treaty, limited to the withholding tax rate fixed in such tax treaty. Any amount of foreign withholding tax levied which is in excess of the withholding tax rate fixed in the tax treaty may be claimed by way of a refund procedure from the foreign tax authorities.
Pursuant to the tax treaty between Austria and the UK, which may apply to dividend payments received by an Austrian resident individual on its New Barclays Ordinary Shares, its New Barclays ADSs or its Barclays Preference Shares, dividends paid by a UK corporation to an Austrian resident shareholder are in general taxable in Austria. The UK may also tax these dividend payments, such taxation right being limited, however, to 5 per cent. of the gross amount of dividends if the shareholder is a corporation controlling directly or indirectly at least 25 per cent. of the UK corporation’s voting rights, or 15 per cent. in all other cases (cf. art. 10(2) of the tax treaty between Austria and the UK). On this basis the UK may levy a 15 per cent. tax on any dividends paid out by a UK corporation to an Austrian individual holding New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares. Austria is generally obliged to credit such UK tax against any Austrian income tax on these dividend payments (see above).

(b)	Corporations
Austrian resident corporations which have their seat and/or their place of management in Austria are subject to unlimited corporate income tax liability (unbeschränkte Körperschaftsteuerpflicht) in Austria with respect to their worldwide income at a corporate income tax rate of 25%. Such income inter alia includes dividends from participations in foreign corporations (i.e. the New Barclays Ordinary Shares, Barclays Preference Shares or New Barclays ADSs). However, sec. 10(2) of the Austrian Corporate Income Tax Act (Körperschaftsteuergesetz) exempts from Austrian corporate income tax any dividends received by an Austrian parent from its foreign subsidiary if the following conditions are met: (i) the Austrian parent qualifies under sec. 7(3) of the Austrian Corporate Income Tax Act, (ii) and demonstrably holds a participation in the form of shares, (iii) of at least 10% of the stated share capital of the foreign subsidiary, (iv) for a minimum duration of one year, and (v) with the foreign subsidiary being comparable to an Austrian corporation (“International Participation Exemption Conditions”). In the case of an Austrian corporation holding New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares which fulfils the criteria set out above, any dividends received therefrom should be tax-exempt. If such dividends are tax exempt, any potential foreign withholding taxes which are available for a tax credit pursuant to applicable tax treaty law (see paragraph 1(a) above) may not be credited against Austrian corporate income tax on the taxable profits of the Austrian holder.
If the International Participation Exemption Conditions are not met, any dividends received by the Austrian corporate holder are subject to 25 per cent. Austrian corporate income tax. On this basis any potential foreign withholding tax may generally be credited against such Austrian corporate income tax provided that the applicable tax treaty provides for such tax credit (see paragraph 1(a) above).
Austrian corporations should note that dividends may be subject to 25 per cent. Austrian withholding tax if such dividends are paid out to the Austrian holder via an Austrian paying agent. The Austrian paying agent may abstain from such withholding obligation if the Austrian holder declares that (i) the dividend payments are part of the Austrian holder’s business income and (ii) the dividend payments are tax-exempt pursuant to the International Participation Exemption.
As to tax treaty aspects, please see paragraph 1(a) above.

2.	Taxation of capital gains

(a)	Individuals
Any capital gain realised on the sale of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares by an Austrian resident individual holding his New Barclays Ordinary Shares, his New Barclays ADSs or his Barclays Preference Shares as part of his non-business assets will only be subject to Austrian income tax if (i) such sale is treated as a speculative transaction within the meaning of sec. 30 of the Austrian Income Tax Act or (ii) if the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares constitute a qualified participation within the meaning of sec. 31 of the Austrian Income Tax Act. A transaction is generally considered to be a “speculative transaction” if the sale of the relevant shares occurs within one year of their acquisition. This means that, if an Austrian individual holder of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares sells his New Barclays Ordinary Shares, his New Barclays ADSs or his Barclays Preference Shares within such one year speculation period, any capital gains realised on such sale will be subject to Austrian income tax of up to 50 per cent. on the level of the Austrian shareholder. If the holder of New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares sells his New Barclays Ordinary Shares, his New Barclays ADSs or his Barclays Preference Shares after such one year speculation period has elapsed, such holder may nevertheless be subject to Austrian income tax with respect to any capital gains realised on the sale of New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares provided that such holder (or in case of a gratuitous acquisition of the shares its predecessor) has held a participation in Barclays of at least 1 per cent. at any point in time during the last five years. In such case the applicable income tax rate on the capital gains is reduced to half of the individual’s average income tax rate.
An Austrian resident individual holding his New Barclays Ordinary Shares, his New Barclays ADSs or his Barclays Preference Shares as part of his business assets will be subject to Austrian income tax of up to 50 per cent. with any capital gains realised on such sale. If, however, the period between acquisition and sale of such New Barclays Ordinary Shares, such New Barclays ADSs or such Barclays Preference Shares exceeds one year, the applicable income tax rate on such taxable capital gains may be reduced to half of the individual’s average income tax rate.
Pursuant to art. 13(4) of the tax treaty between Austria and the UK, the taxation right for any capital gains realised on the sale of shares in an UK corporation is exclusively allocated to the state of residence of the seller, i.e. Austria. Thus, the Austrian taxation right outlined above (for both privately held participations as well as participations being part of the taxpayer’s business assets unless these participations are attributable to a permanent establishment of the taxpayer in the UK) is not restricted by tax treaty law.

(b)	Corporations
The sale of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares by an Austrian resident corporate shareholder will generally not be subject to 25 per cent. Austrian corporate income tax provided that (i) the International Participation Exemption Conditions are fulfilled (please see paragraph 1(b) above) and (ii) such Austrian corporate shareholder has not opted for the taxation of any capital gains or losses of such participation upon filing the corporate income tax return for the year of acquisition of such shares. In all other cases, any capital gains realised on the sale of New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares by an Austrian resident corporate shareholder are subject to 25 per cent. Austrian corporate income tax on the level of the Austrian resident corporate shareholder.
3. Inheritance and gift tax
Pursuant to the Austrian Inheritance and Gift Tax Act (Erbschafts und Schenkungssteuergesetz), the inheritance or donation of the New Barclays Ordinary Shares, the Barclays Preference Shares and/or the New Barclays ADSs may be subject to Austrian inheritance or gift tax at a rate that varies from 2 per cent. to 60 per cent., depending on the value of the assets transferred (generally the fair market value) and the relationship of the deceased to the heir or the donor to the donee. An exemption from inheritance (but not gift) tax applies to the inheritance of shares in corporations in which the deceased at the time of his/her death has held less than 1 per cent. It should be noted that the Austrian Constitutional Court has recently declared the inheritance and gift tax as unconstitutional. This will become effective on 1 August 2008. It remains to be seen whether the Austrian Parliament will re-enact an inheritance and gift tax in Austria and under what terms.

Part D — BELGIAN TAX CONSIDERATIONS
The comments set out below are based on existing Belgian tax laws and practices as at the date of this Prospectus both of which are subject to change, possibly with retrospective effect. They are intended as a general guide only, and do not constitute taxation or legal advice.
The comments set out below apply only to holders of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who are resident for tax purposes in (and only in) Belgium (except insofar as express reference is made to the treatment of non-residents), who hold these shares in their own name and for their own account and who are the beneficial owners thereof.
The comments below do not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to hold or dispose of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares or to receive dividends, liquidation proceeds or other distributions in respect of such shares.
The comments set out below relate only to certain limited aspects of the taxation treatment of holders of the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares. They do not intend to provide the holders of stock subscription options or other comparable instruments (including shares and stock options acquired under employee incentive programs) with a description of the possible tax and social security implications of the holding of such instruments or shares.
For the purpose of applying the Belgian tax rules and regulations, it is assumed that holders of New Barclays ADSs are treated in the same way as holders of New Barclays Ordinary Shares. This assumption has however not been confirmed by or verified with the Belgian tax authorities. Belgian resident holders of New Barclays ADSs should therefore consult their own tax advisers as to the potential tax consequences of holding or disposing of New Barclays ADSs or to receive dividends, liquidation proceeds or other distributions in respect of such New Barclays ADSs.
For the purpose of this summary, a Belgian resident is (i) an individual subject to Belgian personal income tax (i.e. an individual who has his domicile in Belgium or has the seat of his assets in Belgium, or a person assimilated to a Belgian resident), (ii) a company subject to Belgian corporate income tax (i.e. a company that has its registered office, its main establishment, or its place of management in Belgium) or (iii) a legal entity subject to the Belgian tax on legal entities (i.e. a legal entity other than a company subject to the corporate income tax, that has its registered office, its main establishment, or its place of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.
Any holders of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Belgium, should consult their own professional advisers immediately.

1.	Taxation of dividends

(a)	Individuals
Belgian withholding tax (précompte mobilier/roerende voorheffing) will be due at the rate of 25 per cent., if the dividends are paid or made available through a professional intermediary in Belgium.
For individuals who hold New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares as a private investment, this Belgian withholding tax (précompte mobilier/roerende voorheffing) is a final tax and any dividends that have been subject to it need not be reported in such person’s personal income tax return. If no dividend withholding tax (précompte mobilier/roerende voorheffing) has been levied in Belgium (i.e., in case of payment outside of Belgium without the intervention of a professional intermediary in Belgium), the net amount of such dividends must be reported in the holder’s personal income tax return and is taxable at the separate rate of 25 per cent., to be increased with local taxes.
For resident individuals who hold New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares for professional purposes, the dividends received will be taxed at the progressive personal income tax rates increased by the local surcharge. Any withholding tax will be creditable against the personal income tax due and, to the extent that it exceeds the tax payable, shall be reimbursed subject to two conditions: (i) the taxpayer must own the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares at the time of payment or attribution of the dividends in full legal ownership, and (ii) the dividend distribution may not give rise to a reduction in the value of, or a capital loss on the shares. The second condition is not applicable if such investor proves that he/she held the

New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares in full legal ownership during an uninterrupted period of twelve months prior to the attribution of the dividends.

(b)	Companies
No Belgian withholding tax (précompte mobilier/roerende voorheffing) is levied where the Belgian holder of the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares is a company that receives Barclays dividends paid or made available through a professional intermediary in Belgium (provided that such holder fulfills applicable certification formalities).
Dividends paid on New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares will, as a rule, be subject to corporate tax at the rate of 33.99 per cent.. However, companies will be able to deduct from their taxable income (other than certain disallowed expenses and other taxable items) up to 95 per cent. of the dividends received if these dividends are eligible for the dividends-received deduction. For the dividends-received deduction to apply, the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares held by a Belgian company must, at the time of payment of the dividends: (i) represent at least 10 per cent. of Barclays’ share capital or have an acquisition value of at least €1.2 million; (ii) be fully owned by such Belgian company; (iii) be accounted for as financial fixed assets (within the meaning of Belgian accounting law) in the financial statements of such Belgian company; and (iv) be held or have been held continuously for at least one consecutive year. For certain investment companies and for certain financial institutions and insurance companies, certain of the aforementioned conditions do not apply.

(c)	Legal entities
Belgian withholding tax (précompte mobilier/roerende voorheffing) will be due at the rate of 25 per cent., if the dividends are paid or made available through a professional intermediary in Belgium.
Where the holder of the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares is a Belgian legal entity and no dividend withholding tax (précompte mobilier/roerende voorheffing) has been levied in Belgium (i.e., in case of payment outside of Belgium without the intervention of a professional intermediary in Belgium), the legal entity is liable to pay itself the 25 per cent. Belgian withholding tax (précompte mobilier/roerende voorheffing).

2.	Taxation of capital gains and losses

(a)	Individuals
Private investors who are Belgian residents are in principle not subject to Belgian income tax on capital gains realized upon the sale, exchange or other transfer of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares, unless the capital gain is the result of speculation or cannot be considered as the result of normal management of one’s private assets (in which case a 33 per cent. tax applies plus local surcharges).
Capital losses suffered by private investors upon the disposal of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares are generally not tax deductible.
Individual residents who hold the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares for professional purposes are taxed at the ordinary progressive income tax rates increased by the applicable local surcharge on any capital gains realized upon the disposal of their shares. If the shares were held for at least 5 years, the capital gains tax will be levied at a reduced rate of 16.5 per cent.
Capital gains realized upon redemption of the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares or in the case of liquidation may give rise to taxation at a separate rate of 10 per cent.

(b)	Companies
Resident companies holding New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares, will in principle not be taxed in Belgium with respect to capital gains realized upon disposal of their shares. Capital losses realized by such companies will, as a rule, not be deductible.
In case of liquidation of Barclays, capital losses on the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares are, however, tax deductible up to the loss of fiscal capital of Barclays represented by those shares.

Capital gains realized upon redemption of the shares or in the case of liquidation will generally be taxed as a dividend.

(c)	Legal entities
Resident legal entities will, as a rule, not be subject to Belgian capital gains tax on the disposal of the New Barclays Ordinary Shares, the New Barclays ADSs or the Barclays Preference Shares. Capital losses incurred by resident legal entities upon disposal of the shares are not tax deductible.
Capital gains realized upon redemption of the shares or in the case of liquidation may give rise to taxation at a separate rate of 10 per cent.

3.	Tax on stock exchange transactions
The purchase and the sale and any other acquisition or transfer of New Barclays Ordinary Shares, New Barclays ADSs or Barclays Preference Shares for consideration in Belgium, through a financial intermediary established in Belgium, is subject to the tax on stock exchange transactions, generally in the amount of 0.17 per cent. of the transfer price. The amount of tax on stock exchange transactions is capped at maximum €500 per transaction and per party. In any event, no tax on stock exchange transactions is payable by various types of investors (including credit institutions, insurance companies, pension funds and all non-residents of Belgium) acting for their own account.

Part E — SWISS TAXATION CONSIDERATIONS
This section of the Prospectus contains a general summary of the taxation consequences of the receipt, ownership and sale of an investment in New Barclays Ordinary Shares and/or Barclays Preference Shares under the laws of Switzerland as at the date of this Prospectus. This summary will only apply mutatis mutandis to the New Barclays ADSs provided that the New Barclays ADSs are to be treated as shares for Swiss tax purposes. The summary is general in nature, does not take into account the specific circumstances of any investor and should not be relied upon by any investor. Accordingly, investors should obtain their own independent advice as to the taxation consequences of receipt, ownership and sale of an investment in New Barclays Ordinary Shares and/or Barclays Preference Shares, taking into account their own specific circumstances.
Any holders of New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Switzerland, should consult their own professional advisers immediately.

1.	Taxation of Dividends
Swiss resident individuals holding New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as part of their private property who receive dividends and similar distributions with respect to the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs (including stock dividends and liquidation proceeds) which do not qualify as a repayment of the nominal value of the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs will be taxable on any such distribution in the tax period in which it is received.
Swiss resident individuals, Swiss resident corporate taxpayers as well as individuals and corporate taxpayers abroad holding the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as Swiss business assets, who receive dividends and similar distributions on the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs (including stock dividends and liquidation proceeds), will be taxable on any net taxable earnings from the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as recorded in the business accounts (including any relevant distribution) for the corresponding tax period.
Swiss corporate taxpayers holding New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as part of the assets of a Swiss corporation or of a Swiss permanent establishment of a non Swiss corporation may, under certain circumstances, benefit from taxation relief with respect to distributions (Beteiligungsabzug), provided such New Barclays Ordinary Shares, Barclays Preference Shares or New Barclays ADSs represent at the time of the distribution or at the closing date of the relevant financial statements at least 20 per cent. of the share capital or a fair market value of at least 2 million Swiss francs.

2.	Holding and Disposition of Shares

(a)	Wealth and Capital Tax
Swiss resident individuals holding the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as part of their private property will be required to report their New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as part of their wealth and will be subject to cantonal and municipal wealth tax on the tax value thereof.
Swiss resident individuals and individuals resident abroad holding the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as part of their Swiss business assets will be required to report their New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as part of their wealth and will be subject to cantonal and municipal wealth tax on the tax value thereof.
Swiss resident corporate taxpayers and corporate taxpayers resident abroad holding the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as part of their Swiss business assets will be subject to cantonal and municipal capital tax.

(b)	Sale of Shares
Swiss resident individuals who sell or otherwise dispose of the New Barclays Ordinary Shares, Barclays Preference Share and/or New Barclays ADSs may realise a tax-free capital gain, or a non-deductible capital loss, as the case may be, provided that they hold the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as part of their private property.
Swiss resident corporations, Swiss resident individuals and non-Swiss resident individuals and corporations holding the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as part of their Swiss business assets will be taxable on any capital gain on the sale or disposal of the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs as recorded in the business accounts for the corresponding tax period. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed professional securities dealers.

(c)	Federal Stamp Tax
The purchase or sale of the New Barclays Ordinary Shares, Barclays Preference Shares and/or New Barclays ADSs whether by Swiss resident or non-resident persons, may be subject to Swiss federal stamp taxes on the transfer of securities (Umsatzabgabe) of up to 0.30 per cent., calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Tax Act and if no exemption applies.

PART XI
DIRECTORS, RESPONSIBLE PERSONS, SENIOR MANAGEMENT,
CORPORATE GOVERNANCE AND EMPLOYEES

1.	Responsible Persons

The Barclays Directors, whose names appear at paragraph 2 below, the Proposed Directors, whose names appear at paragraph 4 below and Barclays accept responsibility for the information contained in this document. To the best of the knowledge of the Barclays Directors, the Proposed Directors and Barclays (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Barclays Directors

The following table sets out information relating to each of the Barclays Directors:

Name	Age	Current Position in respect of Barclays

Chairman
Marcus Agius	61	Chairman

Executive Directors
John Varley	51	Group Chief Executive
Robert E Diamond Jr	56	President of Barclays and CEO of Investment Banking and Investment Management
Gary Hoffman	46	Group Vice-Chairman
Christopher Lucas	46	Group Finance Director
Frederik (Frits) Seegers	49	CEO of Global Retail and Commercial Banking

Non-Executive Directors
David Booth	53	Non-executive Director
Sir Richard Broadbent	54	Senior Independent Director
Leigh Clifford	59	Non-executive Director
Fulvio Conti	59	Non-executive Director
Dr Daniël Cronjé	60	Non-executive Director
Professor Dame Sandra Dawson	61	Non-executive Director
Sir Andrew Likierman	63	Non-executive Director
Sir Nigel Rudd	60	Deputy Chairman, Non-executive Director
Stephen Russell	62	Non-executive Director
Sir John Sunderland	61	Non-executive Director

The current business address of the Barclays Directors is 1 Churchill Place, London E14 5HP.

3.	Directors’ Profiles

The names, business experience and principal business activities outside the Barclays Group of the current Barclays Directors, as well as the dates of their initial appointment as Barclays Directors are set out below.
Marcus Agius, Chairman
Marcus joined the Barclays Board on 1 September 2006 and succeeded Matthew Barrett as Chairman from 1 January 2007. Marcus is the senior non-executive Director of the BBC and was Chairman of Lazard in London and a Deputy Chairman of Lazard LLC until 31 December 2006. He was formerly Chairman of BAA PLC, a position he held from 2002 until 20 December 2006. Marcus is Trustee to the Board of the Royal Botanic Gardens, Kew and Chairman of The Foundation and Friends of the Royal Botanic Gardens, Kew. From 1 January 2007, Marcus became Chairman of the Board Corporate Governance and Nominations Committee and a member of the Barclays Remuneration Committee.

Executive Directors
John Varley, Group Chief Executive
Member of Executive Committee
John was appointed as Barclays Group Chief Executive on 1 September 2004, prior to which he had been Barclays Group Deputy Chief Executive from 1 January 2004. He held the position of Barclays Group Finance Director from 2000 until the end of 2003. John joined the Executive Committee in September 1996 and was appointed to the Barclays Board in June 1998. He was Chief Executive of Retail Financial Services from 1998 to 2000 and Chairman of the Asset Management Division from 1995 to 1998. He is Chairman of Business Action on Homelessness, President of the Employer’s Forum on Disability and a member of the International Advisory Panel of the Monetary Authority of Singapore. John is also a non-executive Director of AstraZeneca PLC and a Director of Ascot Racecourse.
Robert E Diamond Jr, President, Barclays and CEO, Investment Banking and Investment Management
Member of Executive Committee
Bob was appointed President of Barclays and became an Executive Director on 1 June 2005. He is responsible for the Investment Banking and Investment Management business of the Barclays Group. He has been a member of the Executive Committee since September 1997. He joined Barclays in July 1996 from CSFB where he was Vice-Chairman and Head of Global Fixed Income and Foreign Exchange.
Gary Hoffman, Group Vice-Chairman
Executive Director
Gary was appointed as Barclays Group Vice-Chairman in July 2006. He was formerly Chairman of UK Banking and of Barclaycard and prior to that was Chief Executive of Barclaycard. He joined the Barclays Board on 1 January 2004. As Barclays Group Vice-Chairman, Gary is accountable on the Barclays Board for a range of responsibilities including Corporate Responsibility, Public Policy, Equality and Diversity, leading the Barclays Group’s response to the FSA’s Treating Customers Fairly initiative, chairing the Barclays Group’s Governance and Control Committee and franchise health with customers, employees and communities. Gary joined the Barclays Group in 1982. Gary is also a Non-executive Director of Trinity Mirror PLC.
Christopher Lucas, Group Finance Director
Member of Executive Committee
Chris joined the Barclays Board on 1 April 2007. Chris came from PricewaterhouseCoopers LLP, where he was UK Head of Financial Services and Global Head of Banking and Capital Markets. He was Global Relationship Partner for Barclays for the 1999 – 2004 financial years and subsequently held similar roles for other global financial services organisations. Chris has worked across financial services for most of his career, including three years in New York as Head of the US Banking Audit Practice of PricewaterhouseCoopers LLP.
Frederik (Frits) Seegers, Chief Executive, Global Retail and Commercial Banking
Member of Executive Committee
Frits was appointed as Chief Executive of Global Retail and Commercial Banking and became an Executive Director on 10 July 2006. He is responsible for all Barclays retail and commercial banking operations globally, including UK Banking (Retail and Business), International Retail and Commercial Banking and Barclaycard. He is also a Non-executive Director of Absa Group Limited. Frits joined the Barclays Board from Citigroup, where he previously held a number of senior positions, most recently CEO Global Consumer Group with a remit covering all retail operations in Europe, Middle East and Africa. He was also a member of the Citigroup Operating Committee and the Citigroup Management Committee.
Non-executive Directors
David Booth
David joined the Barclays Board on 1 May 2007. He currently manages his own venture capital investments, having retired from the Management Committee of Morgan Stanley in 1997. David was

employed by Morgan Stanley from 1982 to 1992 and again from 1995 to 1997. He held various positions there, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology. In 1992-93, he was President and a Director of Discount Corporation of New York. In 1994-95, he was a consultant to Morgan Stanley regarding the relocation of its New York City headquarters. David is also a Trustee of the Brooklyn Botanic Garden and Chair of its Investment Committee.
Sir Richard Broadbent, Senior Independent Director
Sir Richard joined the Barclays Board in September 2003. He was appointed Senior Independent Director on 1 September 2004. Sir Richard is Chairman of Arriva PLC and was previously the Executive Chairman of HM Customs and Excise from 2000 to 2003. He was formerly a member of the Group Executive Committee of Schroders PLC and a Non-executive Director of the Securities Institute. Sir Richard is Chairman of the Board Risk Committee and Chairman of the Barclays Remuneration Committee. He is also a member of the Board Corporate Governance and Nominations Committee.
Leigh Clifford
Leigh joined the Barclays Board on 1 October 2004. Leigh was a Director of Rio Tinto PLC from 1994 and Rio Tinto Limited from 1995 and was Chief Executive of the Rio Tinto Group from 2000 until May 2007. He held various roles at Rio Tinto since joining in 1970, including Managing Director of Rio Tinto Limited and Chief Executive of the Energy Group. He was a member of the Coal Industry Advisory Board of the International Energy Agency for a number of years and its Chairman from 1998 to 2000. He was formerly a Director of Freeport-McMoran Copper & Gold Inc. Leigh was appointed to the Bechtel Board of Counsellors in May 2007. He is a member of the Barclays Remuneration Committee and has recently been appointed to the Barclays Asia Pacific Advisory Committee.
Fulvio Conti
Fulvio joined the Barclays Board on 1 April 2006. Fulvio is Chief Executive Officer and General Manager of Enel SpA, the Italian energy group, a position he has held since May 2005. He became Chief Financial Officer of Enel SpA in 1999. Fulvio was formerly Chief Financial Officer and General Manager of Telecom Italia and between 1996 and 1998 was General Manager and Chief Financial Officer of Ferrovie dello Stato, the Italian national railway. From 1991 to 1993 he was head of the accounting, finance, and control department of Montecatini and was subsequently in charge of finance at Montedison-Compart, overseeing the financial restructuring of the group. Fulvio is a member of the Board Audit Committee.
Dr Daniël Cronjé
Daniël joined the Barclays Board on 1 September 2005 following the acquisition by Barclays of a majority stake in Absa, where he was Chairman. Daniël joined Absa in 1987 and was formerly Deputy Chief Executive and Group Chief Executive until 1997. He joined Volkskas in 1975 and held various positions in Volkskas Merchant Bank and Volkskas Group. Daniël retired as Chairman of Absa on 1 July 2007 and from the Absa Board on 31 July 2007. He is currently a director of TSB Sugar RSA Limited. He is a member of the Board Risk Committee.
Professor Dame Sandra Dawson
Dame Sandra joined the Barclays Board in March 2003. She is currently KPMG Professor of Management Studies at the University of Cambridge and has been Master of Sidney Sussex College, Cambridge since 1999. She is also a Trustee of Oxfam, as well as being a director of Oxfam, and is a member of the UK-India Round Table. Until September 2006, Sandra was Director of the Judge Business School at Cambridge, a position she had held since 1995. Sandra has held a range of non-executive posts in organisations including Rand Europe (UK), JP Morgan Fleming Claverhouse Investment Trust, and Riverside Mental Health Trust. She was also a member of the Senior Salaries Review Board. She is a member of the Board Audit Committee.
Sir Andrew Likierman
Sir Andrew joined the Barclays Board on 1 September 2004. He was previously Managing Director, Financial Management, Reporting and Audit and Head of the Government Accountancy Service at HM Treasury. He is Professor of Management Practice in Accounting at the London Business School and a

Non-executive Director of the Bank of England. Sir Andrew was formerly a Non-executive Director and Chairman of MORI Group Limited. He is also a Non-executive Director and Vice-Chairman of the Tavistock and Portman NHS Trust and Non-executive Chairman of Applied Intellectual Capital PLC. Sir Andrew is a member of the Board Audit and Board Risk Committees.
Sir Nigel Rudd, DL, Deputy Chairman
Sir Nigel joined the Barclays Board in February 1996 and was appointed Deputy Chairman on 1 September 2004. He is Non-executive Chairman of Pendragon PLC and a Non-executive Director of BAE Systems PLC and Sappi Limited. He was formerly Chairman of Alliance Boots PLC, a position he held until June 2007. He is a member of the Board Corporate Governance and Nominations Committee and, until 31 December 2006, was Chairman of the Barclays Remuneration Committee. Sir Nigel also chairs the Barclays Group’s Brand and Reputation Committee.
Stephen Russell
Stephen joined the Barclays Board in October 2000 on completion of the acquisition of Woolwich plc. Stephen was Chief Executive of Boots Group PLC from 2000 until 2003, having worked for Boots since 1967. Stephen is a trustee of St. John’s Ambulance and Tommy’s the Baby Charity and is on the Council of Nottingham University. Stephen is Chairman of the Board Audit Committee and is a member of the Board Risk and Board Corporate Governance and Nominations Committees.
Sir John Sunderland
Sir John joined the Barclays Board on 1 June 2005. He has been Chairman of Cadbury Schweppes PLC since May 2003. Sir John joined Cadbury Schweppes in 1968 and was appointed Chief Executive in September 1996. He is Deputy President of the CBI, having retired as President on 31 December 2006, and is a former President of both ISBA (the Incorporated Society of British Advertisers) and the Food and Drink Federation. Sir John is a Director of the Financial Reporting Council, an Adviser to CVC Capital Partners, an Advisory Board Member of Trinsum Group and an Association Member of BUPA. He is a member of the Barclays Remuneration and Board Corporate Governance and Nominations Committees.

4.	Proposed Directors

Following the Effective Date it is expected that the Barclays Board will consist of the current Barclays Directors, other than Gary Hoffman, Dr Daniël Cronjé, Professor Dame Sandra Dawson, Sir Andrew Likierman, Stephen Russell and Sir John Sunderland, who will resign from the Barclays Board with effect from the Effective Date, and the Proposed Directors.
The Proposed Directors of Barclays are as follows:

Name	Age	Position as from the Effective Date

Arthur Martinez	67	Chairman
Non-executive Directors
Rijkman Groenink	57	Non-executive Director
Gert-Jan Kramer	65	Non-executive Director
Trude Maas-de Brouwer	60	Non-executive Director
André Olijslager	63	Non-executive Director
Anthony Ruys	59	Non-executive Director
Paolo Scaroni	60	Non-executive Director
Rob van den Bergh	57	Non-executive Director
Executive Director
Huibert Boumeester	47	Group Chief Administrative Officer
The current business address of the Proposed Directors is Gustav Mahlerlaan 10, 1082PP Amsterdam, The Netherlands.

5.	Profiles of the Proposed Directors

The names, business experience and principal business activities outside the Barclays Group, or as the case may be, the ABN AMRO Group, of the Proposed Directors as well as (where relevant) the dates of their initial appointment as Directors of ABN AMRO, are set out below:
Arthur Martinez, Chairman
Arthur joined the Supervisory Board in 2002 and became Chairman of the Supervisory Board in April 2002. He has extensive experience as a CEO in the US and broad knowledge of US financial markets. Arthur is a former Chairman and CEO of Sears, Roebuck & Co., Inc and a former Chairman of the Board of Directors of the Federal Reserve Bank in Chicago. Between 1992 and 1995 he served as Chairman and Chief Executive at Sears Merchandise Group, after a career at Saks Fifth Avenue, New York, starting in 1980 as Senior Vice President and Chief Financial Officer. Arthur is a Non-executive Director of International Flavors and Fragrances, Inc., Liz Claiborne Inc., PepsiCo, Inc and IAC/ Interactive Corp.
Rijkman Groenink
Non-executive Director
Rijkman was appointed Chairman of the Managing Board in May 2000. He is responsible for the strategy of ABN AMRO as well as for Group Audit, Group Compliance & Legal, Corporate Development and Group Human Resources. In 1974 Rijkman joined Amro Bank. In 1988 he was appointed to the Managing Board of Amro Bank and following the merger of ABN and Amro Bank in 1990 he was appointed to the Managing Board with responsibility for global clients in the Investment Banking division and later for the Netherlands division. Rijkman is a member of the United Nations Advisor Group on Inclusive Financial Sectors, member of the European Financial Services Round Table, member of the Institut International d’Etudes Bancaires, member of the Supervisory Board of SHV, adviser to the management of Struik Holding, Chairman of the Foundation Priority shares of Aalberts Industries N.V., Chairman of the supervisory board of the Stedelijk Museum Amsterdam and supervisory board member of the Amsterdam Society for City Restoration.
Gert-Jan Kramer
Non-executive Director
Gert-Jan was appointed to the Supervisory Board in 2006. He holds various other directorships and is a former member of the Advisory Council of ABN AMRO. Gert-Jan made his career as a civil engineer and was President and Chief Executive Officer of Fugro N.V., Consulting Engineers, until 2006 after 23 years at the company. Prior to his work at Fugro, Gert-Jan was Director at Broekhoven Baggermaatschappij Zeist (today part of Van Oord N.V.) from 1977 through to 1983. He also worked as a project manager at Koninklijke Adriaan Volker Groep (today Koninklijke Volker Wessels Stevin N.V.), with the Royal Dutch Navy and as Design Engineer at the Department of Maritime Construction of the Dutch Government.
Trude Maas-de Brouwer
Non-executive Director
Trude was appointed to the Supervisory Board in 2000 and was reappointed in 2004. She is a member of the Supervisory Board’s Nomination and Compensation Committee and its Compliance Oversight Committee. Trude was appointed President of the Hay Vision Society in 2001, a think tank for trends in the field of human resources. She retired from this position at the end of 2006. From 1998 to 2001, she worked as business developer at Hay Management Consultants B.V. From 1988 to 1998 she worked at Origin Netherlands, where she was appointed to the Managing Board in 1996. Before her employment at Origin, Trude managed several business units of BSO and BSO/ Origin and served as deputy director of CITO (institute for educational measurement). Trude holds several other directorships and advisory posts. She was a member of the Dutch Senate until 2007.
André Olijslager
Non-executive Director
André was appointed to the Supervisory Board in 2004. He became Vice Chairman of the Supervisory Board in April 2006. André is a member of the Supervisory Board’s Audit Committee. André has enjoyed a distinguished business career in the Netherlands. From 1997 until 2004 he served as Chairman of the Board of Royal Friesland Foods N.V. (formerly Friesland Coberco Dairy Foods Holding N.V.). His career also includes senior positions at Van Gelder Papier and Alpinvest. As Chairman of the Board of Friesland Dairy Foods, he was closely involved in the merger of this company with Coberco in 1997. André holds a wide range of directorships and advisory posts. He was a member of ABN AMRO’s Advisory Council until he was appointed to the Supervisory Board.
Anthony Ruys
Non-executive Director
Anthony was appointed to the Supervisory Board in 2005. Anthony is a member of the Supervisory Board’s Nomination and Compensation Committee. From 1974 to 1993, he worked at Unilever where he held various marketing and general management positions in the Netherlands, Colombia and Italy. He then joined Heineken N.V. as a member of the Executive Board in 1993, became Vice Chairman in 1996 and in 2002 was named Chairman of the Executive Board. He retired as Chairman in 2005.
Paolo Scaroni
Non-executive Director
Paolo Scaroni was appointed to the Supervisory Board in 2003 and was reappointed in 2007. After gaining his MBA at Columbia University, Paolo worked as an Associate for McKinsey & Company. From 1973 to 1985 he held several positions at Saint Gobain, a glass manufacturer, culminating in his appointment as Director of the Saint Gobain flat glass division with worldwide responsibility for all its related activities. In 1985 he became Chief Executive Officer at Techint. In 1996, he joined Pilkington, the British glass manufacturer, where he was appointed Group Chief Executive in 1997. In 2002 he was appointed Chief Executive Officer at Enel S.p.A., the Italian utility company. In 2005 he was appointed Chief Executive Officer at ENI S.p.A.
Rob van den Bergh
Non-executive Director
Rob van den Bergh was appointed as member of the Supervisory Board in 2005. Rob is a member of the Supervisory Board’s Compliance Oversight Committee. Rob joined VNU in 1980 and held important management positions within several business groups. He became a member of the Executive Board in 1992, Vice-Chairman in 1998, and in 2000 he was named Chairman of the Executive Board. In April 2003, Rob took on an additional role as Chairman and CEO of the Marketing Information group. He retired as Chairman of the Executive Board and CEO in November 2005.
Huibert Boumeester
Member of Executive Committee
Huibert was appointed to the Managing Board in January 2006 with responsibility for Corporate Development, Group M&A Portfolio, Group Risk Management and Antonveneta. Prior to his appointment to the Managing Board, Huibert was Chief Executive Officer of ABN AMRO Asset Management. From 2000 to 2002 he was Managing Director Global Financial Markets, responsible for Leveraged Finance, Emerging Markets Debt Origination and Asset Securitisation. Subsequently Huibert was appointed Global Head of Integrated Energy. Huibert is director of the Rembrandt association. Huibert replaced Hugh Scott-Barrett as Chief Financial Officer of ABN AMRO as of 1 July 2007.

6.	Interests of the Barclays Directors

As at close of business on 30 July 2007 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial) of the Barclays Directors and the Proposed Directors in the issued share capital of Barclays (including any interests held through Sharepurchase), together with such interests as are expected to subsist immediately following Admission, are set out in the following table:

			Interests immediately
			following Admission[1]
	As at 30 July 2007
				Percentage of
	Number of	Percentage of	Number of	enlarged
	Barclays	issued share	Barclays	issued share
	Ordinary	capital of	Ordinary	capital of
	Shares	Barclays	Shares	Barclays

Barclays Directors
Marcus Agius	15,427	0.00%	15,427	0.00%
David Booth	50,000	0.00%	50,000	0.00%
Sir Richard Broadbent	8,985	0.00%	8,985	0.00%
Leigh Clifford	5,982	0.00%	5,982	0.00%
Fulvio Conti	3,270	0.00%	3,270	0.00%
Dr Daniël Cronjé	4,314	0.00%	4,314	0.00%
Professor Dame Sandra Dawson	10,869	0.00%	10,869	0.00%
Robert E Diamond Jr	3,225,174	0.05%	3,225,174	0.03%
Gary Hoffman	361,211	0.01%	361,211	0.00%
Sir Andrew Likierman	6,227	0.00%	6,227	0.00%
Christopher Lucas	2,291	0.00%	2,291	0.00%
Sir Nigel Rudd	52,057	0.00%	52,057	0.00%
Stephen Russell	19,724	0.00%	19,724	0.00%
Frederik (Frits) Seegers	382,859	0.01%	382,859	0.00%
Sir John Sunderland	10,802	0.00%	10,802	0.00%
John Varley	400,610	0.01%	400,610	0.00%
Proposed Directors
Arthur Martinez	0	0.00%	6,390	0.00%
Rijkman Groenink	0	0.00%	185,442	0.00%
Gert-Jan Kramer	0	0.00%	0	0.00%
Trude Maas-de Brouwer	0	0.00%	0	0.00%
André Olijslager	0	0.00%	6,861	0.00%
Anthony Ruys	0	0.00%	6,173	0.00%
Paolo Scaroni	0	0.00%	39,301	0.00%
Rob van den Bergh	0	0.00%	27,929	0.00%
Huibert Boumeester	0	0.00%	181,408	0.00%

1	Figures are calculated assuming that the interests of the Barclays Directors and of the Proposed Directors in Barclays and ABN AMRO as at close of business of 30 July 2007 do not change, that the maximum number of New Barclays Ordinary Shares are issued in connection with the Merger and that no other issues of Barclays Ordinary Shares other than the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares occur between publication of this document and the date when the Merger becomes Effective and that the Share Buy-back has been implemented in full.
Taken together, the combined percentage interest of the Barclays Directors and of the Proposed Directors in the issued ordinary share capital of Barclays as at 30 July 2007 (being the latest practicable date prior to the publication of this document) was approximately 0.07 per cent. and immediately following the Effective Date is expected to be 0.04 per cent.
Details of options and awards over Barclays Ordinary Shares held by the Barclays Directors (excluding interests held through Sharepurchase) and details of options and awards over ABN AMRO Shares held by the Proposed Directors are set out below. These are not included in the interests of the Barclays Directors and of the Proposed Directors shown in the table above.
The Barclays Directors and the individuals who were directors of Barclays in 2006 had interests in the following options and awards relating to Barclays Ordinary Shares under the Barclays Share Plans

(excluding Sharepurchase) as at 30 July 2007 (being the latest practicable date prior to publication of this document):
Barclays Ordinary Shares provisionally allocated and Barclays Ordinary Shares under option under ESAS1

		During 2007

					Market price
	Number of				per Barclays	Number of
	Barclays				Ordinary	Barclays
	Ordinary	Awarded in			Share on	Ordinary
	Shares as at	respect of the			release	Shares as at
	1 January 2007	results for 2006		Released[3]	date £	30 July 2007

Chairman
Matthew W Barrett[2]	290,309	—		N/A	N/A	N/A
Barclays Executive Directors
John Varley	278,211	95,328		28,828	7.15	344,711
Robert E Diamond Jr	5,282,875	616,303		1,035,429	7.15	4,863,749
Gary Hoffman	166,526	27,712		16,924	7.15	177,314
Christopher Lucas	—	69,091	[4]	—	—	69,091
Frits Seegers	802,208	70,941		641,766	6.86	231,383
Naguib Kheraj[2]	790,317	—		N/A	N/A	N/A
David Roberts[2]	178,140	—		N/A	N/A	N/A

1	The number of Barclays Ordinary Shares shown in the table includes the maximum potential 30% bonus share element where applicable.

2	Matthew W Barrett resigned from the Barclays Board on 31 December 2006. David Roberts and Naguib Kheraj ceased to be Barclays Executive Directors on 31 December 2006 and 31 March 2007 respectively. Accordingly, only the number of Barclays Ordinary Shares as at 1 January 2007 is shown.

3	The ESAS Trustee may release additional Barclays Ordinary Shares to participants which represent accumulated dividends (net of withholding) in respect of Barclays Ordinary Shares under award. During 2007, the ESAS Trustee released the following accumulated dividend shares — 6,865 to John Varley, 144,048 to Robert E Diamond Jr, and 4,030 to Gary Hoffman. These are not awarded as part of the original award and consequently are not included in the “Released” column.

4	An award over Barclays Ordinary Shares worth £500,000 was granted to Chris Lucas on 1 May 2007 following his appointment as Finance Director on 1 April 2007. This award will normally vest 50 per cent. after one year and the remainder after 2 years. Bonus shares are not applicable to this award. The award is in recognition of forfeited remuneration from his previous employment.
Barclays Ordinary Shares under option under Mandatory ESAS and Voluntary ESAS (Barclays Ordinary Shares under option under Mandatory ESAS are included in aggregate figures above but Barclays Ordinary Shares under option under Voluntary ESAS are not)

	Number of Barclays	Number of Barclays
	Ordinary Shares	Ordinary Shares	Number of
	under nil cost	under nil cost	Barclays Ordinary
	option granted at	option granted at	Shares under nil
	3rd anniversary	3rd anniversary	cost option held
	under Mandatory	under Mandatory	under	Date
	ESAS as at	ESAS as at 30 July	Voluntary ESAS as	from which	Latest
	1 January 2007	2007[1]	at 30 July 2007[2]	exercisable	expiry date
Barclays Executive Directors
John Varley	48,036	56,037	—	13/03/06	05/03/09
Gary Hoffman	33,410	47,663	97,088	05/03/04	05/03/14
Naguib Kheraj[3]	429,536	N/A	N/A	N/A	N/A
David Roberts[3]	31,792	N/A	N/A	N/A	N/A

1	The Barclays Ordinary Shares under option shown in this column are already included in the numbers shown at 30 July 2007 in the first ESAS table on page 341 and relate to provisional allocations made in 2003 and 2004 except that the figures do not include accumulated dividend shares under option as follows: 7,410 Barclays Ordinary Shares for John Varley and 6,303 Barclays Ordinary Shares for Gary Hoffman. Under ESAS, a participant pays £1 to exercise an option, irrespective of the number of Barclays Ordinary Shares over which the option is exercised.

2	The Barclays Ordinary Shares under option in this column are not included in the numbers shown at 1 January 2007 or 30 July 2007 in the first ESAS table on page 341. The figures do not include 12,943 accumulated dividend shares under option for Gary Hoffman.

3	David Roberts and Naguib Kheraj ceased to be Barclays Executive Directors on 31 December 2006 and 31 March 2007 respectively. Accordingly, only the nil cost options granted under Mandatory ESAS as at 1 January 2007 are shown.

Awards under Barclays PSP1

	Number of	Number of				Number of
	Barclays	Barclays				Barclays
	Ordinary	Ordinary	Maximum			Ordinary
	Shares	Shares	number of			Shares	Maximum
	under	under	Barclays			under	number of
	initial	initial	Ordinary			initial	Barclays
	allocation	allocation	Shares			allocation	Ordinary
	as at	granted	granted		Scheduled	as at	Shares under
	1 January	during	during		vesting	30 July	award as
	2007	2007	2007	Performance period	date	2007	at 30 July 2007

Barclays Executive Directors
John Varley
2005	142,045	—	—	01/01/05–31/12/07	16/06/08	142,045	426,135
2006	153,748	—	—	01/01/06–31/12/08	23/03/09	153,748	461,244
2007	—	163,710	491,130	01/01/07–31/12/09	22/03/10	163,710	491,130

Total						459,503	1,378,509

Robert E Diamond Jr
2005	52,083	—	—	01/01/05–31/12/07	16/06/08	52,083	156,249
2006	768,736	—	—	01/01/06–31/12/08	23/03/09	768,736	2,306,208
2007	—	934,516	2,803,548	01/01/07–31/12/09	22/03/10	934,516	2,803,548

Total						1,755,335	5,266,005

Gary Hoffman
2005	75,758	—	—	01/01/05–31/12/07	16/06/08	75,758	227,274
2006	96,092	—	—	01/01/06–31/12/08	23/03/09	96,092	288,276
2007	—	85,266	255,798	01/01/07–31/12/09	22/03/10	85,266	255,798

Total						257,116	771,348

Christopher Lucas
2007		82,910	248,730	01/01/07–31/12/09	22/03/10	82,910	248,730

Total						82,910	248,730

Frits Seegers
2006	157,728	—	—	01/01/06–31/12/08	04/08/09	157,728	473,184
2007	—	136,426	409,278	01/01/07–31/12/09	22/03/10	136,426	409,278

Total						294,154	882,462

Naguib Kheraj
2005	87,121	—	—	01/01/05–31/12/07	16/06/08	87,121	261,363
2006	107,624	—	—	01/01/06–31/12/08	23/03/09	107,624	322,872

Total						194,745	584,235

David Roberts
2005	75,758	—	—	01/01/05–31/12/07	16/06/08	75,758	227,274
2006	92,250	—	—	01/01/06–31/12/08	23/03/09	92,250	276,750

Total						168,008	504,024

1	The awards granted during 2005, 2006 and 2007 are scheduled for release in June 2008, March 2009 (August 2009 for Frits Seegers) and March 2010 respectively, to the extent that the applicable performance conditions are achieved. If Barclays Ordinary Shares under award are released, dividend shares may also be released in respect of these Barclays Ordinary Shares.
Options under Sharesave1

		During 2007							Number of
Barclays
	Number of				Market				Ordinary
	Barclays				price per	Weighted			Shares
	Ordinary			Exercise	Barclays	average			under
	Shares			price per	Ordinary	exercise			option
	under option			Barclays	Share on	price of	Date from	Latest	as at
	as at 1 January			Ordinary	date of	outstanding	which	expiry	30 July
	2007	Granted	Exercised	Share £	exercise £	options £	exercisable	date	2007
Barclays Executive Directors
John Varley	4,096	—	4,096	4.11	7.258	—	—	—	—
Gary Hoffman	6,474	—	—	—	—	4.29	01/11/07	30/04/14	6,474

1	David Roberts and Naguib Kheraj ceased to be Barclays Executive Directors on 31 December 2006 and 31 March 2007 respectively. Accordingly, they are not included in this table.

Options under plans used in previous years (ESOS, ISOP and the BGI EOP)1
The Barclays Executive Directors continue to have interests in Barclays Ordinary Shares under ESOS2 and ISOP3 and, in the case of Robert E Diamond Jr, in BGI Holdings UK Limited under the BGI EOP4. No awards have been made to Barclays Directors under these plans since 2004.

	Number of								Number of
	Barclays				Market				Barclays
	Ordinary			Exercise	price per	Weighted			Ordinary
	Shares	From 1 January		price	Barclays	average			Shares
	under option	2007 to 30 July		per	Ordinary	exercise			under
	as at	2007		Barclays	Share on	price of	Date from	Latest	option as
	1 January			Ordinary	date of	outstanding	which	expiry	at 30 July
	2007	Exercised	Lapsed	Share £	exercise £	options £	exercisable	date	2007

Barclays Executive Directors
John Varley
ISOP	920,000	—	—	—	—	4.41	18/05/03	22/03/14	920,000
Robert E Diamond Jr
ESOS	100,000	—	—	—	—	3.97	14/08/01	13/08/08	100,000
ISOP	560,000	—	—	—	—	4.54	12/03/04	22/03/14	560,000
BGI EOP	100,000	—	—	—	—	20.11	26/03/07	26/03/14	100,000
Gary Hoffman
ISOP	540,000	—	—	—	—	4.51	12/03/04	22/03/14	540,000

1	Matthew W Barrett resigned from the Barclays Board on 31 December 2006. David Roberts and Naguib Kheraj ceased to be Barclays Executive Directors on 31 December 2006 and 31 March 2007 respectively. Accordingly, they are not included in this table.

2	Under ESOS, options granted (at market value) to executives were exercisable only if the growth in Barclays earnings per share over the three-year period was at least equal to the percentage increase in the UK Retail Prices Index plus 6 per cent. over the same period. The performance condition for the 1999 ESOS grant was met.

3	Under ISOP, executives were awarded options (at market value) over Barclays Ordinary Shares which are normally exercisable after three years. The number of Barclays Ordinary Shares over which options can be exercised depended upon performance against specific performance conditions. For ISOP awards granted in 2000 to 2003, the first 40,000 Barclays Ordinary Shares under option was subject to an economic profit (“EP”) performance condition, tested over a period of three years. Any amount above 40,000 Barclays Ordinary Shares was subject to a relative total shareholder return (“TSR”) performance condition, to be tested initially over three years. Because the TSR performance condition was not met over three years in relation to the awards in 2003, the TSR condition was tested over a period of four years from the original start date. Awards in 2004 were subject to a relative TSR performance condition. For the 2003 and 2004 grants, which became exercisable in 2007, Barclays was ranked sixth in the peer group under the TSR performance condition. This was sufficient for only 25 per cent. of the maximum number of Barclays Ordinary Shares to vest under the TSR condition. The remaining 75 per cent. lapsed.

4	Robert E Diamond Jr received a grant under the BGI EOP in March 2004. He was not a director of Barclays at that time. The shares shown in respect of the BGI EOP in the above table are BGI Shares.

Certain of the Proposed Directors had the following options and awards relating to ABN AMRO Ordinary Shares under the ABN AMRO Employee Share Plans as at 30 July 2007 (being the latest practicable date prior to publication of this document):1

		No. of ABN AMRO
		Ordinary Shares
	Date of Plan	under option as		Exercise price	Date from
Option-holder	grant/award	at 30 July 2007[2]		(pence)	which exercisable	Expiry date

Rijkman Groenink
ABN AMRO Top Executive Stock Option Plan	2001	55,000		23.14	05/03/05	05/03/08
	2002	112,000		19.53	25/02/05	25/02/12
	2003	133,000		14.45	24/02/06	24/02/13
	2004	126,000		18.86	13/02/07	13/02/14
ABN AMRO Equity Option Scheme	2001	271		22.34	2004	2008
	2002	296		20.42	2005	2009
ABN AMRO Share Investment and Matching Plan	2005	10,692	[3]	N/A	09/03/08	N/A
	2006	9,530	[3]	N/A	06/03/09	N/A
ABN AMRO PSP	2004	70,000		N/A	31/12/07	N/A
	2005	84,000		N/A	31/12/08	N/A
	2006	84,000		N/A	31/12/09	N/A
Huibert Boumeester
ABN AMRO Top Executive Stock Option Plan	2001	16,875		23.14	05/03/05	05/03/08
	2002	22,483		19.53	25/02/05	25/02/12
	2004	52,500		18.86	13/02/07	13/02/14
ABN AMRO UK Approved Stock Option Plan	2002	2,517		19.53	25/02/05	25/02/12
ABN AMRO Share Investment and Matching Plan	2005	4,808	[3]	N/A	09/03/08	N/A
	2006	4,189	[3]	N/A	06/03/09	N/A
ABN AMRO PSP	2004	20,000		N/A	31/12/07	N/A
	2005	30,000		N/A	31/12/08	N/A
	2006	60,000		N/A	31/12/09	N/A

1	Details of plans or awards under which the amount of any payment is determined by reference to the value of ABN AMRO Ordinary Shares (but where there is no contractual entitlement to any interest in ABN AMRO Ordinary Shares) are not included in this table.

2	Assumes 100% vesting.

3	Number of ABN AMRO Ordinary Shares subject to matching awards.
Save as disclosed in this paragraph no Barclays Director or Proposed Director has any interests or, following Admission, will have any interest, (beneficial or non-beneficial) in the share capital of Barclays or any of its subsidiaries.
Save as disclosed above, no other person involved in the Merger has an interest which is material to the Merger.
No Barclays Director or Proposed Director has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is or was significant to the business of Barclays and which was effected by Barclays during the current or immediately preceding financial year and which remains in any respect outstanding or unperformed.
Details of the loans and other credit facilities made available by the Barclays Group to Barclays Directors are discussed in paragraph 9 of Part XII (Additional Information). All loans and other credit facilities provided to such Barclays Directors are on normal commercial terms or are loans that have been provided on a preferential basis as a part of a scheme to provide similar facilities to all Barclays Group employees.

7.	Remuneration of the Barclays Directors and the Proposed Directors

This section provides information on the remuneration arrangements for the Barclays Directors and the Proposed Directors.
7.1 Remuneration Policy
Barclays policy is to use reward to drive a high-performance culture. Barclays Executive Directors can expect outstanding reward if performance is outstanding and below median reward for below median performance. This philosophy applies to reward policies and practices for all employees in the Barclays Group. The Barclays Remuneration Committee considers reward levels across the Barclays Group when determining remuneration for Barclays Executive Directors.

The aims of Barclays remuneration policy are to:

•	incentivise excellence in and balance between both short-term (one year) and longer-term (three years plus) performance such that the Barclays Group’s financial goals and the goal of achieving top quartile TSR are met and sustained;

•	enable the Barclays Group to attract and retain people of proven ability, experience and skills in the pools in which Barclays competes for talent;

•	encourage behaviour consistent with Barclays Guiding Principles which leads to excellence and the appropriate balance in financial performance, governance, controls, risk management, customer service, people management, brand and reputation management;

•	promote attention to maximising personal contribution, contribution to the business in which the individual works and contribution to the Barclays Group overall; and

•	ensure, both internally and externally, that remuneration policies and programmes are transparent, well communicated, easily understood and aligned with the interests of shareholders.
7.2 Reward for Barclays Executive Directors
Reward for Barclays Executive Directors and other senior executives comprises:

•	base salary;

•	annual bonus, including mandatory deferral into an award of Barclays Ordinary Shares;

•	long-term incentives; and

•	pension and other benefits.
The Barclays Remuneration Committee reviews the elements of reward relative to the policies above and to the practice of other comparable organisations. Reward is benchmarked against the markets in which Barclays competes for talent. This includes benchmarking against other leading international banks and financial services organisations, and other companies of similar size to Barclays.
The Barclays Remuneration Committee has set a guideline that, as a minimum, Barclays Executive Directors should hold the equivalent of 1x their base salary in Barclays Ordinary Shares, including Barclays Ordinary Shares held under award under deferral arrangements.
Each element of reward is important and has a specific role in achieving the aims of the remuneration policy. The combined potential remuneration from bonus and long-term incentives outweighs the other elements, and is subject to performance conditions, thereby placing the majority of total reward at risk. The purpose of each element is described below.

Reward element	Purpose

Base salary	To reflect the market value of the individual and their role
Annual performance bonus and mandatory deferral	To incentivise the delivery of annual goals at the Barclays Group, business division and individual levels
Long term incentives	To reward the creation of above median, sustained growth in shareholder value
Pension	To provide market competitive post-retirement benefits

Base Salary
The annual base salaries for the current and proposed Barclays Executive Directors are shown in the table below:

	As at 31 Dec 2006	As at 1 April 2007	Date of previous increase

John Varley	£900,000	£1,000,000	1 Apr 2006
Robert E Diamond Jr	£250,000	£250,000	1 Mar 1999
Gary Hoffman	£625,000	£625,000	1 Apr 2006
Chris Lucas	n/a	£600,000	n/a
Frits Seegers	£700,000	£700,000	n/a
The annual base salaries for the Barclays Executive Directors who served in 2006 are shown in the table below:

	As at 31 Dec 2006	As at 1 April 2007		Date of previous increase

John Varley	£900,000	£1,000,000		1 Apr 2006
Robert E Diamond Jr	£250,000	£250,000		1 Mar 1999
Gary Hoffman	£625,000	£625,000		1 Apr 2006
Naguib Kheraj	£700,000	n/a		1 Apr 2006
David Roberts	£600,000	n/a		1 Apr 2006
Frits Seegers	£700,000	£700,000		n/a
Huibert Boumeester	n/a	£600,000	[1]	n/a

1	Proposed annual base salary following the Effective Date.
Annual Bonus and Deferred Share Award
All of the current and proposed Barclays Executive Directors are or will be eligible to participate in the annual bonus arrangement.
The annual bonus is delivered partly as cash (currently 75 per cent.) and the remainder as a deferred share award. The maximum bonus opportunity is tailored to the relevant market.
Details of the share plan (“ESAS”) that is currently used to deliver deferred share awards can be found on pages 378 to 380.
Long term incentives
All of the current and proposed Barclays Executive Directors are or will be eligible to participate in the Barclays PSP.
Details of the Barclays PSP can be found on pages 371 to 373. Awards are based on an initial allocation of up to the higher of 150 per cent. of base salary or 75 per cent. of base salary and target annual bonus. Performance over a three year period determines the final number of Barclays Ordinary Shares which may be released to participants.
The last option grant under ISOP was in 2004. Details of ISOP can be found on pages 382 to 384.
Retained Incentive Opportunity
Robert E Diamond Jr retains an opportunity to be considered for an award in February 2008 up to a maximum value of £14.85m, subject to performance criteria based on the delivery of economic profit (“EP”) at Barclays Capital over the period 2005 to 2007. EP was chosen as this is an appropriate measure to align the interests of the participant with those of shareholders and is a good measure of value creation for shareholders. 50 per cent. of any potential award would be payable in cash on the vesting date. A recommendation would be made to the ESAS Trustee for an award of Barclays Ordinary Shares, in the form of a provisional allocation, in respect of the remaining 50 per cent. to be eligible for release 12 months after the award date.

Sharesave
Details of Sharesave can be found on pages 374 to 376. Current and proposed Barclays Executive Directors may participate in Sharesave.
Sharepurchase
Details of Sharepurchase can be found on pages 376 to 378. Current and proposed Barclays Executive Directors may participate in Sharepurchase.
Pensions
All Barclays Group pension arrangements are managed in accordance with the Global Retirement Fund Governance Framework to ensure best practice in respect of regulatory compliance, governance, investment and administration. The framework is overseen by the Barclays Remuneration Committee.
Pension benefits for Barclays Executive Directors are provided through defined benefit plans, defined contribution plans, unfunded non-qualified retirement benefit arrangements or a combination of these. The pension benefit applicable will depend on the date a Barclays Executive Director was appointed and their individual situation. Annual performance related bonuses are not included in pensionable salary.
The Barclays Group’s closed UK defined benefit pension arrangement, of which John Varley and Gary Hoffman are members, is a non-contributory scheme. Benefits are provided on leaving service at normal pension age (60) by reference to the Barclays Executive Director’s length of service, normally by reference to 1/60th of pensionable salary for each year of pensionable service (in accordance with his service contract, the scheme provides John Varley with a pension benefit of 66.67 per cent. of his pensionable salary at normal pension age. Should John Varley retire at age 55, the scheme provides for an unreduced pension of 60 per cent. of pensionable salary).
The Barclays Group’s closed UK defined benefit pension arrangement also provides that, in the event of death before retirement, a cash lump sum of up to four times salary is paid together with a dependant’s pension of 50 per cent. of the pension that would have been payable had the member remained in active service until their normal pension age. For death in retirement, a dependant’s pension is payable of approximately 50 per cent. of the member’s pension at the date of death, not taking into account commutation of any cash lump sum at the time of the member’s retirement. If a member is granted a deferred pension that has not yet come into payment the widow/widower receives a pension of 50 per cent. of the deferred pension payable. Where applicable, children’s pensions are payable, usually up to the age of 18. Enhanced benefits may be payable if it is determined that a member is unable to work as a result of serious ill-health.
The Barclays Group’s US non-contributory defined benefit arrangement, of which Robert E Diamond Jr is a member, provides a benefit at age 65 of 1/60th of final average pensionable pay plus 0.3 per cent. of final average pensionable pay in excess of the US Internal Revenue Service’s covered compensation limit for each year of pensionable service (up to a maximum of 30 years). In line with current market practice, final average pay in the US includes an element of bonus subject to overall plan limits. In the event of a member’s death before retirement, a spouse’s pension of approximately 50 per cent. of the member’s pension had the member taken early retirement on the date of death, is payable. On death after retirement, a spouse’s pension of 50 per cent. of the pension in payment is payable. In addition, enhanced benefits are payable if the member qualifies for disability benefits.
The US Restoration Plan, of which Robert E Diamond Jr is also a member, is an unfunded non-qualified retirement benefit arrangement which restores reductions in the benefits provided through the approved US plan resulting from the application of relevant compensation and benefit limitations under the US Internal Revenue Code. Robert E Diamond Jr participates in this plan on similar terms to other Barclays senior executives participating in US benefit plans.
Robert E Diamond Jr also participates in the Barclays Bank 401K Thrift Savings Plan and Thrift Restoration Plan on similar terms to other Barclays senior executives in the US.
Cash allowances are provided to some executive Directors in lieu of being able to join a Barclays Group pension arrangement. Chris Lucas and Frits Seegers receive such cash allowances.
If an executive Director builds up pension benefits close to, or in excess of, the HMRC Lifetime Allowance, the executive Director is eligible to opt for a cash allowance instead of continued pension accrual.

Details of the Barclays Group’s pension plans are set out in paragraph 5.3 of Part XII (Additional Information) of this document.
7.3 Service Contracts

The Barclays Group has service contracts with the Barclays Executive Directors. The effective dates of the contracts for the Barclays Executive Directors who served during 2006 are shown in the table below. The effective dates of the service contracts for the current and proposed Barclays Executive Directors are shown in the table on page 348. The service contracts do not have a fixed term but provide for a notice period from the Barclays Group of one year and normally for retirement at age 65. The Barclays Remuneration Committee’s policy is that Barclays Executive Directors’ contracts should allow for termination with contractual notice from the Barclays Group, except in circumstances of gross misconduct when notice is not given. Service contracts are with Barclays Bank, except those of Robert E. Diamond Jr and Frits Seegers, whose service contracts are with Gracechurch Services Corporation, a subsidiary of Barclays Bank.
The Barclays Remuneration Committee’s approach when considering payments in the event of termination is to take account of the individual circumstances including the reason for termination, contractual obligations and share and pension plan rules.
Payments in the event of termination are also subject to mitigation if alternative employment is found during any period of pay in lieu of notice.
Barclays Executive Directors who served during 2006:

	Effective date of		Potential compensation
Barclays Executive Directors	contract	Notice period	for loss of office

John Varley	1 Sep 2004	1 year	1 year’s contractual remuneration[1]
Robert E Diamond Jr	1 Jun 2005	1 year	1 year’s contractual remuneration[1]
Gary Hoffman	1 Jan 2004	1 year	1 year’s contractual remuneration[1]
Naguib Kheraj	1 Jan 2004	1 year	1 year’s contractual remuneration[1]
David Roberts	1 Jan 2004	1 year	1 year’s contractual remuneration[1]
Frits Seegers	7 Jun 2006	1 year	1 year’s contractual remuneration[1]
Current and proposed Barclays Executive Directors:

	Effective date of		Potential compensation
Barclays Executive Directors	contract	Notice period	for loss of office

John Varley	1 Sep 2004	1 year	1 year’s contractual remuneration[1]
Robert E Diamond Jr	1 Jun 2005	1 year	1 year’s contractual remuneration[1]
Gary Hoffman	1 Jan 2004	1 year	1 year’s contractual remuneration[1]
Chris Lucas	1 Apr 2007	1 year	1 year’s contractual remuneration[1]
Frits Seegers	7 Jun 2006	1 year	1 year’s contractual remuneration[1]
Huibert Boumeester	Effective Date	1 year	1 year’s contractual remuneration[2]

1.	One year’s contractual remuneration is calculated as follows: 12 months’ base salary, bonus if eligible (being the average of the previous three years’ bonus awards, in some cases (Gary Hoffman, Naguib Kheraj, David Roberts and Chris Lucas) capped at 100% of base salary), medical benefit (while an employee) and continuation of pension benefits. Payments in the event of termination are subject to mitigation if alternative employment is found during any period of pay in lieu of notice.

2.	It is intended that Huibert Boumeester will enter into a service contract with Barclays Bank which will be conditional upon the Merger and will come into effect on the Effective Date. The principal terms of the proposed service contract have been approved by the Barclays Remuneration Committee. The service contract will provide for a salary of £600,000 per annum and benefits in kind including the use of a Company owned vehicle or cash equivalent and medical insurance. It is intended that he will remain in his current ABN AMRO defined contribution pension arrangement. Huibert Boumeester will be eligible to be considered for a discretionary annual bonus award (including mandatory deferral into ESAS) and for annual participation in long term incentive plan awards under the Barclays PSP. In respect of 2008 it has been agreed he will receive a minimum bonus (including the ESAS element) of 100 per cent. of base salary (capped at 250 per cent. of annual salary) and he will be recommended for a Barclays PSP award with an aggregate market value on the day of the award of £600,000. The service contract will contain provisions for benefits payable upon termination of employment. Until the end of 2008, in the event of termination other than on grounds of gross misconduct or his resignation, Huibert Boumeester will retain his entitlement to ABN AMRO SEVP contractual severance terms. These provide for a payment based on Huibert Boumeester’s salary prior to becoming a member of the Management Board and calculated by reference to age, years of service and a cantonal adjustment factor. It has also been agreed that in those circumstances he would be treated as a “good leaver” for the purpose of any outstanding long term incentive awards under the Barclays PSP or other plans allowing him to retain those awards within the rules of the Barclays PSP or other relevant plan. With effect from 1 January 2009, Huibert Boumeester will be entitled to twelve months’ notice of termination of his employment and in the event of termination without notice (other than dismissal for cause or resignation) will be entitled to receive one year’s contractual remuneration and pro-rata bonus for the year in which termination occurs, medical benefits and continuation of pension payments. Payment will be, however, subject to a mitigation mechanism in the event alternative employment is found during the notice period.

The Barclays Executive Directors receive benefits in kind, which may include life and disability cover, the use of a company owned vehicle or cash equivalent, medical and dental insurance and tax advice. There are no provisions for benefits payable upon the termination of employment. The remuneration and contractual terms of the current Barclays Executive Directors will not be affected by the Merger.
Chairman and Vice-Chairman
From 1 January 2007, on becoming Barclays Chairman, Marcus Agius became entitled to a fee of £750,000 per annum (inclusive of director’s fees). He is also eligible for private health insurance. The minimum time commitment is equivalent to 60 per cent. of a full time role. Marcus Agius is not eligible to participate in Barclays bonus and share incentive plans nor can he participate in Barclays pension plans or receive any pension contributions. The service contract provides for a notice period of 12 months from the Barclays Group or six months from Marcus Agius. It is intended that these terms will be unchanged when Marcus Agius becomes Deputy Chairman on the Effective Date. There are no provisions for benefits payable upon cessation of service. On the Effective Date Arthur Martinez will be appointed Chairman. The terms of Arthur Martinez’s service contract as Chairman will be confirmed by the Board before the Effective Date, and will be referenced to those of Marcus Agius and his fee (inclusive of Director’s fees) will be no higher, nor will he be eligible to participate in bonus, share incentive or pension plans, to receive pension contributions or receive benefits upon cessation of service.
Following the Effective Date, Gary Hoffman will resign as a Barclays Director and Vice-Chairman. He will continue to be employed by the Barclays Group, on his current terms of employment.
Investment Banking and Investment Management and Global Retail and Commercial Banking
There are established frameworks for the governance of remuneration in these businesses. Ranges have been set for key financial and compensation ratios such as operating margin, operating costs to net revenue, compensation to pre-compensation profit before tax and bonus expenditure as a percentage of pre-bonus profits. The Barclays Remuneration Committee approves aggregate bonus and long-term incentive expenditure, and strategic investment for new hires. The Barclays Remuneration Committee also approves individual compensation for the members of the management teams, and any employees with total compensation in excess of £750,000.

Barclays Non-executive Directors

The Barclays Board determines the fees of Barclays Non-executive Directors and the fees are reviewed annually. The annual fee structure as at 30 July 2007 is shown below.

Base fee	£65,000
Plus:
Chairman of Board Audit Committee	£50,000
Chairman of Barclays Remuneration Committee	£40,000
Chairman of Board Risk Committee	£30,000
Members of the Board Audit Committee	£20,000
Members of the following Board Committees: Risk, Barclays Remuneration and Corporate Governance and Nominations	£15,000
As Deputy Chairman, Sir Nigel Rudd receives £200,000 per annum. He did not receive an additional fee for chairing the Barclays Remuneration Committee in 2006. Similarly, as Chairman, Matthew Barrett received a salary of £650,000 in 2006, without any additional fee for chairing the Board Corporate Governance and Nominations Committee. Sir Richard Broadbent receives an additional £30,000 per annum in respect of his role as Senior Independent Director. Until his appointment as Chairman became effective on 1 January 2007, Marcus Agius received the annual base fee of £65,000 (pro rata) as a Barclays Non-executive Director.
The Barclays Board’s policy is that fees should reflect individual responsibilities and membership of Board Committees. Barclays encourages Barclays Non-executive Directors to build up a holding in Barclays Ordinary Shares. £20,000 of each Barclays Non-executive Director’s base fee of £65,000 is used to buy Barclays Ordinary Shares. These Barclays Ordinary Shares, together with reinvested dividends, are retained on behalf of the Barclays Non-executive Directors until they retire from the Barclays Board. Barclays Non-executive Directors do not receive awards in share plans for employees, nor do they accrue pension benefits from Barclays for their non-executive services.

Barclays Non-executive Directors do not have service contracts but each has a letter of appointment. For each current Barclays Non-executive Director, the effective date of their appointment, notice period and the Barclays Group’s liability in the event of early termination are shown in the following table.

	Effective date		Group liability in
	of letter of		the event of early
Barclays Non-executive Directors	appointment	Notice period	termination

David Booth	1 May 2007	6 months	6 months’ fees
Sir Richard Broadbent	1 Sep 2003	6 months	6 months’ fees
Leigh Clifford	1 Oct 2004	6 months	6 months’ fees
Fulvio Conti	1 Apr 2006	6 months	6 months’ fees
Dr Daniël Cronjé	1 Sep 2005	6 months	6 months’ fees
Professor Dame Sandra Dawson	1 Mar 2003	6 months	6 months’ fees
Rijkman Groenink	N/A	—	—
Gert-Jan Kramer	N/A	—	—
Sir Andrew Likierman	1 Sep 2004	6 months	6 months’ fees
Trude Maas-de Brouwer	N/A	—	—
André Olijslager	N/A	—	—
Sir Nigel Rudd	1 Feb 1996	6 months	6 months’ fees
Stephen Russell	25 Oct 2000	6 months	6 months’ fees
Anthony Ruys	N/A	—	—
Paolo Scaroni	N/A	—	—
Sir John Sunderland	1 Jun 2005	6 months	6 months’ fees
Rob van den Bergh	N/A	—	—
Each appointment is for an initial six-year term, renewable for a single term of three years thereafter, with the exception of Sir Nigel Rudd, whose appointment as Deputy Chairman is reviewed annually.

7.4 Analysis of Barclays Directors’ Emoluments and Accrued Pension

An analysis of the emoluments of the Barclays Directors relating to their salary and fees, bonus and other benefits (other than options and awards over Barclays Ordinary Shares shown in the tables of pages 341 to 344) and accrued pension (assuming retirement at normal pension age) for the year to 31 December 2006 is shown below1:
Emoluments

			Annual cash
	Salary and fees	Benefits	bonus	2006 Total	ESAS

	£’000	£’000	£’000	£’000	£’000[2]
Chairman
Matthew W Barrett	650	50	—	700	—
Barclays Executive Directors
John Varley	888	15	1,613	2,516	699
Robert E Diamond Jr	250	17	10,425	10,692	4,518
Gary Hoffman	625	14	469	1,108	203
Frits Seegers [3]	336	94	1,200	1,630	520
Naguib Kheraj	650	165	1,750	2,565	—
David Roberts	575	11	1,500	2,086	—
Barclays Non-executive Directors
Marcus Agius	22	—	—	22	—
Sir Richard Broadbent	147	—	—	147	—
Leigh Clifford	76	—	—	76	—
Fulvio Conti	54	—	—	54	—
Dr Daniël Cronjé	326	—	—	326	—
Professor Dame Sandra Dawson	81	—	—	81	—
Sir Andrew Likierman	96	—	—	96	—
Sir Nigel Rudd	200	—	—	200	—
Stephen Russell	137	—	—	137	—
Sir John Sunderland	81	—	—	81	—

1	Emoluments include amounts, if any, payable by subsidiary undertakings. Amounts payable to Dr Daniël Cronjé include an amount of ZAR 3,114,800 (£249,829) in respect of his chairmanship of Absa.

2	The amounts shown for ESAS represent the value of Barclays Ordinary Shares recommended for an award under ESAS in 2007 for each Barclays Executive Director, including a maximum potential 30 per cent. bonus share element. These amounts are included in the first ESAS table on page 341.

3	Frits Seegers was appointed a Barclays Executive Director on 10 July 2006. In addition to the amount shown in the column ‘Salary and fees’, Frits Seegers received a cash payment of £3,408,000 in July 2006 in recognition of forfeited share awards and benefits from his previous employment.

Pension assuming retirement at normal pension age1,2

				Transfer value of
				accrued pension at
	Age at	Completed	Accrued pension at	31 December
	31 December 2006	years of service	31 December 2006	2006

			£000	£000
Chairman
Matthew W Barrett	62	7	—	—
Executive Directors
John Varley[3]	50	24	418	7,696
Robert E Diamond Jr4,5	55	10	36	195
Gary Hoffman[3]	46	24	253	2,352
Frits Seegers[6]	48	—	—	—
Naguib Kheraj[6,7]	42	9	—	—
David Roberts	44	23	223	1,893

1	The transfer values have been calculated in a manner consistent with the Retirement Benefit Scheme — Transfer Values (GN11) published by the Institute of Actuaries.

2	With the exception of Matthew W Barrett and the benefits provided through the US Restoration Plan for Robert E Diamond Jr, pensions benefits are provided on a funded basis. During 2006 and up to his retirement on 31 December 2006, Matthew W Barrett was not a member of any of the Barclays Group’s registered pension arrangements. Instead a notional fund was accrued on his behalf through an unfunded unapproved retirement benefits scheme. No contributions were made to this arrangement in 2006.

3	In addition to the transfer value of accrued pension at 31 December 2006, John Varley and Gary Hoffman also have defined contribution benefits. John Varley’s benefit is in respect of a transfer from a previous pension arrangement while Gary Hoffman’s benefit is in respect of Special Company Contributions (Bonus Sacrifice). During 2006, Special Company Contributions (Bonus Sacrifice) of £225,000 were paid in respect of Gary Hoffman. The fund value of these arrangements as at 31 December 2006 for John Varley and Gary Hoffman were £662,554 and £623,104 respectively.

4	The benefits shown above in respect of Robert E Diamond Jr’s participation in the Barclays Group’s US non-contributory defined benefit arrangement and the US Restoration Plan have been converted to Sterling using the 2006 year-end exchange rate of $1.96.

5	Robert E Diamond Jr is also a member of the Barclays Bank 401K Thrift Savings Plan and Thrift Restoration Plan. These are US defined contribution plans. Company contributions into these plans in 2006 amounted to £11,414 ($21,000).

6	Frits Seegers and Naguib Kheraj do not participate in the Barclays Group’s pension arrangements. Instead they receive a cash allowance in lieu of pension contributions of 25 per cent. and 23 per cent. of their respective base salaries. Frits Seegers’ cash allowance in 2006 amounted to £84,028 while Naguib Kheraj’s cash allowance in 2006 was £149,500.

7	In addition to the cash allowance in lieu of pension contributions, Naguib Kheraj has defined contribution benefits in respect of a previous period of participation in a Barclays Group closed defined contribution arrangement. The fund value of this deferred benefit as at 31 December 2006 was £108,963.

8.	Corporate Governance
Corporate Governance

As at the date of this document, Barclays is in compliance with the provisions set out in the Combined Code.
Board practices
Role and Responsibilities of the Barclays Board
As at the date of this document, the Barclays Board is comprised of the Chairman, five executive Directors and 10 non-executive Directors.
The Barclays Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Barclays Group’s businesses. It determines the strategic objectives and policies of the Barclays Group to deliver such long-term value, providing overall strategic direction within a framework of rewards, incentives and controls. The Barclays Board ensures that management strikes an appropriate balance between promoting long-term growth and delivering short-term objectives.
The Barclays Board is also responsible for ensuring that management maintain a system of internal control which provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In carrying out this responsibility, the Barclays Board must have regard to what is appropriate for the Barclays Group’s business and reputation, the materiality of the financial and other risks inherent in the business and the relative costs and benefits of implementing specific controls. The Barclays Board is also the decision-making body for all other matters of such importance as to be of significance to the Barclays Group as a whole because of their strategic, financial or reputational implications or consequences.
A formal schedule of powers reserved to the Barclays Board is in place. Powers reserved to the Barclays Board include the approval of interim and full year financial statements, significant changes in accounting policy and practice, the appointment or removal of Barclays Directors or Barclays Company Secretary, changes to the Barclays Group’s capital structure and major acquisitions, mergers, disposals or capital expenditure.
Roles on the Barclays Board
The roles of the Chairman and Group Chief Executive are separate and the Barclays Board has agreed their respective responsibilities.
The Chairman’s main responsibility is to lead and manage the work of the Barclays Board to ensure that it operates effectively and fully discharges its legal and regulatory responsibilities. The Deputy Chairman deputises for and supports the Chairman in respect of the responsibilities and authorities conferred upon him.
The Barclays Board has delegated the responsibility for the day-to-day management of the Barclays Group to the Barclays Group Chief Executive, who is responsible for leading the Barclays Executive Directors and for making and implementing operational decisions. The Barclays Group Chief Executive is supported by the Barclays Group Executive Committee, which he chairs.
Barclays Non-executive Directors, based on their breadth of knowledge and experience, challenge, monitor and approve the strategy and policies recommended by the Barclays Group Chief Executive.
It is Barclays policy to have a balance between executive and non-executive directors, with the aim of having a majority of independent non-executive directors.
Director Nomination Process
The process for appointing new Barclays Directors to the Barclays Board is determined by the Board Corporate Governance and Nominations Committee. All Barclays Directors will have a written contract or letter of appointment setting out the terms of their appointment to the Barclays Board. All Barclays Directors are subject to re-election by the shareholders at the annual general meeting at least every three years.
Other Appointments/External Directorships
All Barclays Directors must ensure that they have sufficient time to be able to perform their duties as a director of Barclays.
Any appointment of a Barclays Director as a director of any company outside the Barclays Group requires the prior approval of the Barclays Board.
Conflicts
No Barclays Director will put themselves in a position where their interests conflict or may be perceived to conflict with those of the Barclays Group.
Barclays Directors are required to notify the Barclays Company Secretary of any potential conflicts through other directorships or shareholdings.
Barclays Board Effectiveness Review: Evaluation of Directors
The Barclays Board conducts annual effectiveness reviews in order to evaluate the performance of the Barclays Board, Board Committees and individual directors.
The performance evaluation process differs from year to year, but normally takes the form of a detailed questionnaire supplemented by individual interviews with each of the Barclays Directors.

Barclays Board Meetings and Attendance
The Barclays Board meets 8 – 10 times a year and all Barclays Directors are expected to attend each meeting, unless there are exceptional circumstances that prevent them from doing so.
The Barclays Board is collectively responsible for setting its own agenda. In practice an annual calendar of business is circulated and all Barclays Directors have the opportunity to propose further items via the Chairman and the Barclays Company Secretary.
The overall programme of meetings for each calendar year is circulated in advance and gives a forward indication of the items to be covered at each meeting including presentations on the Barclays Group’s businesses and operations.
The Chairman meets privately with all Barclays Non-executive Directors before each Barclays Board meeting to brief them on the business of the meeting and to address any concerns that they may wish to raise.
Independent Advice
Independent professional advice is available, on request, to all Barclays Directors at Barclays expense.
Induction and Ongoing Training
On appointment to the Barclays Board and to Board Committees, all Barclays Directors receive a comprehensive induction tailored to their individual requirements. The induction, which is arranged by the Company Secretary, includes meetings with senior management and key external advisors, to assist Barclays Directors in building a detailed understanding of how the Barclays Group works and the key issues it faces. Barclays Directors are also encouraged to make site visits to see the Barclays Group’s operations first hand.
Where appropriate, additional training and updates on particular issues are arranged by the Barclays Company Secretary.
Board Committees
Under the Barclays Articles of Association the Barclays Board may, where appropriate, delegate all or any of its powers to an individual Barclays Director or to a Committee of Barclays Directors and other persons constituted in the manner most appropriate to those tasks. Under the Barclays Articles of Association, the majority of members of each Board Committee must be Barclays Directors, but the terms of reference of each of the principal Board Committees set out the specific membership requirements for those Board Committees.
Board Committee members are appointed by the Barclays Board on the recommendation of the Board Corporate Governance and Nominations Committee, which reviews the composition of each Committee regularly. Committee members are expected to attend each Committee meeting, unless there are exceptional circumstances that prevent them from doing so.
The main Board Committees are the Barclays Board Audit Committee, the Barclays Board HR and Remuneration Committee (the “Barclays Remuneration Committee”), the Barclays Board Corporate Governance and Nominations Committee and the Barclays Board Risk Committee, the operations of which are described below.
Specific responsibilities have been delegated to each Board Committee and each has its own terms of reference. Each Board Committee has access to independent expert advice at the Barclays Group’s expense.

8.1	Barclays Board Audit Committee
Current Members
The Board Audit Committee is comprised of Barclays Non-executive Directors who the Barclays Board considers to be independent. The current members are Stephen Russell (Chairman), Fulvio Conti, Professor Dame Sandra Dawson and Sir Andrew Likierman.

Role of the Board Audit Committee
The Board Audit Committee usually meets at least five times a year with senior management, including the Barclays Group Finance Director, the Risk Director and the Internal Audit Director. The lead audit partner of the external auditors, PricewaterhouseCoopers LLP, attends each meeting.
The Board Audit Committee specifically reviews and approves the audit plans for the following year for the external and internal auditors and annually appraises the effectiveness of the external auditors.
The Board Audit Committee monitors all non-audit services carried out by the external auditor, details of which must be recorded centrally and reported to the next meeting of the Board Audit Committee in accordance with the non-audit services policy agreed by the Board Audit Committee. The Board Audit Committee spends time at each meeting considering the independence of the external auditor based on this information.
The Board Audit Committee also reviews the Barclays Group’s annual and interim financial statements, including reviewing the effectiveness of the Barclays Group’s disclosure controls and procedures and systems of internal control and areas of judgement involved in the compilation of the Barclays Group’s results documentation.

8.2	Barclays Remuneration Committee

Current Members
The Barclays Remuneration Committee is comprised of Barclays Non-executive Directors, who the Barclays Board considers to be independent, and the Chairman of the Barclays Board. The current members are Sir Richard Broadbent (Chairman), Marcus Agius, Leigh Clifford and Sir John Sunderland.
Role of the Barclays Remuneration Committee
The Barclays Remuneration Committee usually meets at least four times a year and considers matters relating to executive reward, including policy for Barclays Executive Directors’ and senior executives’ remuneration and their individual remuneration awards. The Barclays Remuneration Committee also approves changes to incentive and benefits plans applicable to senior executives and governs employee share plans.
The Barclays Remuneration Committee also meets periodically to review strategic HR issues including employee retention, motivation and commitment; Equality and Diversity; significant employee relations matters and the availability of talent for senior roles below Executive Director level.

8.3	Barclays Board Corporate Governance and Nominations Committee
Current Members
The Board Corporate Governance and Nominations Committee is comprised of the Chairman of the Barclays Board and Barclays Non-executive Directors who the Barclays Board considers to be independent. The current members are Marcus Agius (Chairman), Sir Richard Broadbent, Sir Nigel Rudd, Stephen Russell and Sir John Sunderland. The Board Corporate Governance and Nominations Committee usually meets at least three times a year.
Role of the Board Corporate Governance and Nominations Committee
The Board Corporate Governance and Nominations Committee is responsible for considering matters relating to the composition of the Barclays Board, including the appointment of new Directors, making recommendations to the Barclays Board as appropriate. It also reviews annually the succession plans for the Chairman and Group Chief Executive. The Chairman of the Barclays Board chairs the Board Corporate Governance and Nominations Committee, except when it is considering the Chairman’s succession, in which case the Deputy Chairman or Senior Independent Director chairs the Board Corporate Governance and Nominations Committee.

8.4	Barclays Board Risk Committee
Current Members
The Board Risk Committee is comprised of Barclays Non-executive Directors who the Barclays Board considers to be independent. The current members are Sir Richard Broadbent (Chairman), Dr Daniël Cronjé, Sir Andrew Likierman and Stephen Russell. The Board Risk Committee normally meets four times a year.
Role of the Board Risk Committee
The Board Risk Committee considers the Barclays Group’s overall risk appetite, recommending limits for individual types of risk, including credit and market risk for approval by the Barclays Board. The Board Risk Committee also recommends to the Barclays Board material changes to the overall risk appetite and monitors the Barclays Group’s risk profile, including risk trends and concentrations, provisions’ experience against budget and key performance indicators for risk. The Board Risk Committee also obtains assurance that the principal risks facing the Barclays Group have been properly identified and are being appropriately managed.
The corporate governance arrangements referred to above are expected to remain in place once the Merger has become Effective.

9.	Employees

Employees of the Barclays Group
The average numbers of staff employed by the Barclays Group for the three years ended 31 December 2006, 2005 and 2004 (permanent and fixed contract staff worldwide, not including agency staff) is set out below.

Full-time equivalent by business	2004	2005	2006

UK Banking	41,800	39,800	41,100
UK Retail Banking	34,400	32,000	33,000
UK Business Banking	7,400	7,800	8,100
Barclays Capital	7,800	9,900	13,200
Barclays Global Investors	1,900	2,300	2,700
Wealth Management	7,200	7,200	7,800
Barclaycard	6,700	7,800	8,600
International Retail and Commercial Banking	12,100	45,400	48,000
International Retail and Commercial Banking — ex Absa	12,100	12,700	14,100
International Retail and Commercial Banking — Absa	—	32,700	33,900
Head Office Functions and Other Operations	900	900	1200

Total Group permanent and fixed term contract staff worldwide	78,400	113,300	122,600

The geographical breakdown of the average numbers of staff employed by the Barclays Group for the year ended 31 December 2006 (permanent and fixed contract staff worldwide, not including agency staff) is set out below.

Full-time equivalent by world region	2006

UK	62,530
Africa and Middle East	44,326
Continental Europe	8,100
Americas	4,905
Asia Pacific	2,739

122,600

As at 30 June 2007, Barclays employed 127,700 persons (excluding Barclays Directors).

Employees of the ABN AMRO Group
The average number of staff employed by the ABN AMRO Group for the three years ended 31 December 2006, 2005 and 2004 (permanent and fixed contract staff worldwide, not including agency staff) is set out below.

	2006	2005	2004

Netherlands	26,260	26,960	27,819
Other Regions	79,173	66,054	65,957
Consolidated Private Equity Holdings	29,945	22,201	17,938
Total	135,378	115,215	111,714

10.	Directors’ Confirmations

10.1	At the date of this document, other than as set out in paragraphs 10.2, 10.3 and 10.4 below, none of the Barclays Directors or the Proposed Directors have during the last five years:

(a)	been convicted in relation to a fraudulent offence;

(b)	been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of the administrative, management or supervisory body or of senior manager of any company;

(c)	been subject to any official public incrimination and/or sanction by statutory or regulatory authorities (including designated professional bodies); or

(d)	been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or from acting in the management or conduct of the affairs of any issuer.

10.2	David Booth was a managing member of, and, through a wholly owned corporation, an investor in Townhouse Media, LLC and BKLYN Magazine, LLC, which together owned a local community magazine. During 2006, it was decided to transfer certain assets to the secured creditors and to satisfy the unsecured creditors to the extent possible. Subsequently, Townhouse Media, LLC was voluntarily dissolved in January 2007, and BKLYN Magazine, LLC is in the process of being voluntarily dissolved.

10.3	Gary Hoffman was a director of Barclays Sponsorship Company Limited, a wholly owned subsidiary of Barclays, which was solvent and was liquidated in July 2006 pursuant to a members’ voluntary liquidation.

10.4	Trude Maas-de Brouwer is the chairman of the supervisory board of Tryllian Holding NV, a private company incorporated in the Netherlands, in respect of which insolvency proceedings were commenced on 28 April 2003. The proceedings are ongoing but are nearing completion; the amount outstanding to creditors is approximately €19 million.

11.	Conflicts of Interest

In respect of any Barclays Director or Proposed Director there are no actual or potential conflicts of interest between any duties they have to Barclays, either in respect of the Merger or otherwise, and the private interests and/or other duties they may also have. Save as disclosed in paragraph 6 of this Part XI there are no interests, including conflicting ones, that are material to the Merger.
None of the Barclays Directors was selected to be a director of Barclays or the Combined Group pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with the Barclays Group. The Proposed Directors were selected pursuant to the terms of the Merger Protocol.
No restrictions have been agreed by any Barclays Director or Proposed Director on the disposal within a certain period of time of his holding in Barclays securities except for that described in paragraph 7.3 relating to Non-executive Directors receiving part of their Directors fee in Barclays Ordinary Shares.

There are no family relationships between any of the Barclays Directors or Proposed Directors.

12.	Directorships and Partnerships

Save as set out below, neither the Barclays Directors nor the Proposed Directors have held any directorships of any company, other than of those companies in the Barclays Group which are subsidiaries, or been a partner in a partnership at any time in the five years prior to the date of this document:

Barclays Director	Current directorships / partnerships	Former directorships/partnerships

John Varley	Ascot Authority (Holdings) Limited	Greenhill & Co. Limited
	AstraZeneca PLC	The Nelson Mandela Legacy Trust (UK)
British Grolux Investments Limited
Robert E Diamond Jr	—	—
Gary Hoffman	Intelenet Global Services Private Limited	—
CAF Nominees Limited
The Nelson Mandela Legacy Trust (UK)
Trinity Mirror PLC
Visa Europe Limited
Visa Europe Services Inc.
Visa International Service Association
Christopher Lucas	—	PricewaterhouseCoopers
Frederik (Frits) Seegers	—	Citibank International PLC
Marcus Agius	British Broadcasting Corporation	BAA Limited
	Exbury Gardens Limited	Lazard LLC
	Exbury Gardens Retail Limited	Raft Trustees Limited
The Foundation and Friends of RBG Kew Trading Limited
David Booth	East Ferry Investors, LLC	Discount Corporation of New York Townhouse Media, LLC
BKLYN Magazines, LLC
Sir Richard Broadbent	Arriva PLC	HM Customs and Excise
Leigh Clifford	—	Rio Tinto PLC
Rio Tinto Limited
Fulvio Conti	Enel SpA	Cesi SpA
Dr Daniël Cronjé	Stand 53 Leopard Creek (Pty) Limited TSB Sugar RSA Limited	Idion Technology Holdings Limited
Sage Group Limited
Professor Dame Sandra Dawson	Oxfam	Cambridge Econometrics Limited
JP Morgan Fleming Claverhouse Investment Trust PLC
Rand Europe (UK)
Sir Andrew Likierman	Applied Intellectual Capital Inc.	Mori Group Limited
UCLBS
Centre for Management Development Company Limited

Barclays Director	Current directorships / partnerships	Former directorships/partnerships

Sir Nigel Rudd	BAE Systems PLC	Bridgewell Ltd
	Coleman Investments Limited	Kidde PLC
	Longbow Capital LLP	Pilkington PLC
	Rother House Finance Limited	Alliance Boots PLC
Sappi Limited
Innovative Finance LLP
Pendragon PLC
Stephen Russell	Petscreen Limited	Boots Group PLC
The Baby Fund Trading Limited
Tommy’s The Baby Charity
St. John Ambulance
20 Gordon Place (No. 2) Limited
Sir John Sunderland	Cadbury Schweppes PLC	Incorporated Society of British
	The Financial Reporting Council	Advertisers Limited
Limited
	The Thirty Club of London Limited	Industry in Education Limited
The Rank Group PLC
Arthur Martinez	PepsiCo, Inc.	Sears Roebuck & Co
	Liz Claiborne Inc.	Federal Reserve Bank Chicago
	International Flavors and Fragrances, Inc.	Martha Stewart Living Omnimedia
IAC/Interactie Corp.
Huibert Boumeester	Rembrandt Association
Rijkman Groenink	United Nations Advisor Group on Inclusive Financial Sectors	Muziektheater Amsterdam Mondriaan Foundation
	European Financial Services Round Table	Dutch National Ballet
	Institut International d’Etudes Bancaires	ABN AMRO Leaseplan
	SHV	Holding N.V.
	Foundation Priority Shares Aalberts	Flint Holding N.V.
Industries N.V.
Struik Holding
Stedelijk Museum, Amsterdam
Amsterdam Society for city Restoration

Barclays Director	Current directorships / partnerships	Former directorships/partnerships

Gert-Jan Kramer	BAM Group N.V.	Fugro N.V.
	Damen Shipyards Group	Maris B.V.
Fugro N.V.
Trajectum B.V. (Mammoet B.V.)
N.V. Bronwaterleiding Doorn
Energie Beheer Nederland B.V.
Stichting Preferente Aandelen Arcadis N.V.
Delft University of Technology
TNO
IRO
Monitoring Committee Corporate Governance Code
Nederland Maritiem Land
Dutch National Committee World Petroleum Congresses
Stichting het Concertgebouw Fonds
Stichting Pieterkerk, Leiden
Trude Maas-de Brouwer	Schiphol Group	Hay Vision Society
	Royal Philips Electronics Netherlands	Senate of the Dutch Parliament, PvdA
	Arbo Unie	TNO
Twijnstra Gudde Management Consultants B.V.
Nuffic
Opportunity in Bedrijf
Bernard van Leer Foundation
Van Leer Group Foundation
International Information Centre and
Archives for the Women’s Movement
VNO NCW
André Olijslager	Avebe U.A.	Friesland Foods N.V.
	Center Parcs N.V.	Heiploeg Holding N.V.
Samas-Groep N.V.
Heijmans N.V.
NPM Capital N.V.
N.V. Trust Office Unilever
Tourism Real Estate Property Holdings SE
Dutch Private Equity and Venture Capital Association
Stichting Maatschappij en Onderneming
Nintes
Friesland College
Eurac B.V.
Lifelines (UMC Groningen)
Stichting Nijenrode
De Galan Group
Fries Museum/Princessehof

Barclays Director	Current directorships / partnerships	Former directorships/partnerships

Anthony Ruys	Lottomatica S.p.A.	Heineken N.V.
	Sara Lee / DE International B.V.	Robeco Group
British American Tobacco Ltd
Schiphol Group
Foundation the Rijksmuseum
Stop Aids Now! Foundation
Veerstichting
Netherlands Society for International Affairs
Harvard Business School (European Advisory Board)
Paolo Scaroni	ENI S.p.A.	Enel S.p.A.
	Assicurazioni Generali S.p.A.	Alliance Unichem PLC
	‘Il sole 24 Ore’ Group	Marzotto S.p.A.
	Veolia Environment	De Agostini S.p.A.
	Teatro alla Scala	Valentino Fashion Group
	Columbia Business School, New York	BAE Systems PLC Humanitas S.p.a.
Rob van den Bergh	N.V. Deli Universal	VNU. N.V.
Pon Holdings B.V.
NPM capital N.V.
Nationale Postcode Loterij
Tom-Tom N.V.
Corporate Express N.V.
Luzac College
VNU-Media

PART XII
ADDITIONAL INFORMATION

1.	Barclays

Barclays PLC is a public limited company registered in England under company number 48839. Barclays, originally named Barclay & Company Limited, was incorporated in England and Wales on 20 July 1896 under the Companies Acts 1862 to 1890 as a company limited by shares. The company name was changed to Barclays Bank Limited on 17 February 1917 and it was registered on 15 February 1982 as a public limited company under the Companies Acts 1948 to 1980. On 1 January 1985, the company changed its name to Barclays PLC.

The principal legislation under which Barclays operates, and pursuant to which the New Barclays Ordinary Shares will be created, is the Companies Act 1985 and the Companies Act 2006 and regulations made thereunder.

Barclays is domiciled in the United Kingdom and its registered and head office is at 1 Churchill Place, London E14 5HP (telephone number: +44 (0)20 7116 1000).

Barclays Ordinary Shares are listed on the Official List of the London Stock Exchange. The ISIN of the Barclays Ordinary Shares is GB0031348658.

The principal trading market for Barclays Ordinary Shares is the London Stock Exchange. Ordinary share listings were also obtained on the Tokyo Stock Exchange with effect from 1 August 1986 and the New York Stock Exchange (NYSE) with effect from 9 September 1986.
Trading on the NYSE is in the form of ADSs under the symbol ‘BCS’. Each ADS represents four 25p ordinary shares and is evidenced by an American Depositary Receipt (ADR). The ADR depositary is The Bank of New York. Details of trading activity are published in the stock tables of leading daily newspapers in the US.

The New Barclays Ordinary Shares will be in registered form and may be held in either certificated or uncertificated form.

The auditors of Barclays are, and have been throughout the period covered by the financial information in this document, PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, Southwark Towers, 32 London Bridge Street, London SE1 9SY.

2.	Share Capital

The following table shows the authorised and issued share capital of Barclays as at the latest practicable date prior to the publication of this document, and the authorised and issued share capital of Barclays following completion of the Merger:

	Barclays share capital	Barclays share capital following completion
	prior to the Effective Date	of the Merger

Authorised[1]	£2,500 million	£4,401 million and €2,000 million
Issued and fully paid[2]	£1,636 million	£2,862 million and €808 million	[3]

1	The authorised share capital of Barclays is £2,500m, comprising 9,996 million ordinary shares of 25p each and 1 million staff shares of £1 each. All shares are fully paid. Following the Effective Date, the authorised share capital will be: (a) £4,401 million comprising 17,600 million Barclays Ordinary Shares and 1 million Staff Shares; and (b) €2,000 million, comprising 2,000 million Barclays Preference Shares.

2	In addition, 336,805,556 Barclays Ordinary Shares will be issued on 14 August 2007 in connection with the Unconditional Investment.

3	The Barclays share capital following completion of the Merger assumes the issuance of the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares and the 336,805,556 Barclays Ordinary Shares having been purchased and cancelled under the Share Buy-back Programme as well as that the maximum number of New Barclays Ordinary Shares and Barclays Preference Shares will be issued in connection with the Merger and that no further ABN AMRO Shares will be issued or cancelled between the publication of this document and the Effective Date.

Share Capital Summary

The following table shows the changes in the issued share capital of Barclays which have occurred from 31 December 2003 to 30 July 2007, being the latest practicable Business Day prior to the publication of this document:

	Number of	Ordinary	Share
	shares	shares	premium	Total

	(million)	(£ million)	(£ million)	(£ million)
As at 1 January 2004	6,563	1,642	5,417	7,059
Issued under Sharesave	24	6	82	88
Issued under ISOP	5	1	18	19
Issued under WESOP	2	—	7	7
Repurchase of Barclays Ordinary Shares	(140)	(35)	—	(35)

As at 31 December 2004	6,454	1,614	5,524	7,138
Issued under Sharesave	26	6	79	85
Issued under ISOP	8	2	39	41
Issued under ESOS	2	1	8	9

As at 31 December 2005	6,490	1,623	5,650	7,273
Issued under Sharesave	18	5	67	72
Issued under ISOP	25	6	96	102
Issued under ESOS	1	—	3	3
Issued under WESOP	1	—	2	2

As at 31 December 2006	6,535	1,634	5,818	7,452

Issued under Sharesave	2	1	7	8
Issued under ISOP	9	2	35	37
Issued under ESOS	—	—	1	1
Issued under WESOP	—	—	1	1

As at 30 July 2007	6,546	1,637	5,862	7,499
On 26 April 2007 the following resolution was passed by the shareholders of Barclays at the Barclays Annual General Meeting:
That, in substitution for all existing unexercised authorities, the authority and power conferred on the Barclays Directors by Article 12(a) of the Barclays Articles of Association (authority to allot securities) be renewed for the period expiring on the date of the Barclays Annual General Meeting to be held in 2008 or, if earlier, on 26 July 2008 (unless previously renewed, varied or revoked by Barclays in general meeting) and that “the Section 80” amount for that period for the purposes of Article 12(a) shall be £544,913,279.
On 26 April 2007 the following resolution was passed by the shareholders of Barclays at the Barclays Annual General Meeting:
That, in substitution for all existing unexercised authorities, the authority and power conferred on the Barclays Directors by Article 12(b) of the Barclays Articles of Association (authority to allot securities for cash otherwise than a pro-rata basis to shareholders) be renewed for the period expiring on the date of the Barclays Annual General Meeting to be held in 2008, or, if earlier, on 26 July 2008 (unless previously renewed, varied or revoked by Barclays in general meeting), and that “the Section 89” amount for that period for the purposes of Article 12(b) shall be £81,736,992, and that the power conferred on the Barclays Directors by this resolution shall also apply to the sale of treasury shares, which is an allotment of equity securities by virtue of Section 94 (3A) of the Companies Act 1985, but as if the words “Pursuant to and within the term of the said authority” were omitted from Article 12(b).
On 26 April 2007 the following resolution was passed by the shareholders of Barclays at the Annual General Meeting:
That Barclays be authorised generally and unconditionally to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) on the London Stock Exchange of up to an

aggregate of 980,840,000 ordinary shares of 25p each in its capital, and may hold such shares as treasury shares, provided that:

(a)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is not less than 25p;

(b)	the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than the higher of (i) 105 per cent. of the average of the market values of the ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days immediately preceding the date on which the purchase is made and (ii) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC 2273/2003); and

(c)	the authority conferred by this resolution shall expire on the date of the Annual General Meeting of Barclays to be held in 2008 or, if earlier, 15 months from the date of passing this resolution, (except in relation to any purchase of shares the contract for which was concluded before such date and which would or might be executed wholly or partly after such date).

The following resolutions relating to Barclays share capital are set out in the Circular and it is proposed that these resolutions, among others, will be voted on at the Barclays Extraordinary General Meeting:

(1)	subject to the Merger becoming Effective, the authorised share capital of Barclays be and is hereby increased from £2,500 million to £4,401 million by the creation of 7,604 million new ordinary shares of nominal value of 25 pence each in the Company;

(2)	subject to the Merger becoming Effective, pursuant to Section 80 of the Companies Act 1985, and in addition to any existing authority conferred upon the Directors under that section, the Directors be and are hereby authorised unconditionally to allot ordinary shares of a nominal value of 25p each, up to an aggregate nominal amount of approximately £1,225 million, (the ordinary shares being relevant securities as defined in Section 80 of the Act) in connection with the Merger (and all other offers and agreements and ancillary arrangements to the Merger contemplated by the Circular) which authority shall expire on the fifth anniversary of the passing of this resolution, save that Barclays may allot relevant securities in connection with the Merger (and all other offers and agreements and ancillary arrangements to the Merger contemplated by the Circular) pursuant to any agreement entered into at any time prior to the fifth anniversary of the passing of this resolution (whether before or after the passing of this resolution) which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such agreement as if the authority conferred hereby had not expired;

(3)	subject to the Merger becoming Effective (as defined in the Circular) and to the passing of the Extraordinary Class Resolution, the authorised share capital of Barclays be further increased by the creation of 2,000 million preference shares of nominal value of €1 each in the Company, having the rights set out in the New Articles adopted pursuant to the resolutions passed at the Barclays Extraordinary General Meeting;

(4)	subject to the Merger becoming Effective (as defined in the Circular), pursuant to Section 80 of the Companies Act 1985 and in addition to any existing authority conferred upon the Directors under that section, the Directors be and are hereby authorised unconditionally to allot preference shares of nominal value of €1 each, up to an aggregate nominal amount of €2,000 million (the preference shares being relevant securities as defined in Section 80 of the Act), which authority shall expire on the fifth anniversary of the passing of this Resolution, save that the Company may allot relevant securities in connection with the Merger (and all other offers and agreements and ancillary arrangements to the Merger contemplated by the Circular) and generally to provide the Company with maximum flexibility in managing the Combined Group capital resources pursuant to any agreement entered into at any time prior to the fifth anniversary of the passing of this Resolution (whether before or after the passing of this Resolution) which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such agreement as if the authorities conferred hereby had not expired;

(5)	subject to the passing of the resolution in (1) above, and the Merger becoming Effective, in substitution for all existing unexercised general authorities (but in addition to the specific authority conferred on the Directors by the resolution in (2) above) the Directors be and are hereby authorised pursuant to Article 12(a) of the New Articles (authority to allot securities) to allot relevant securities for the prescribed period ending on the date of the Annual General Meeting of Barclays to be held in

2008, or, if earlier, on 26 July 2008 (unless previously renewed, varied or revoked by Barclays in general meeting) and for such period the Section 80 amount shall be £982 million;

(6)	subject to the passing of the resolution in (1) above and the Merger becoming Effective, for the purposes of Article 12(b) of the New Articles (power to allot equity securities for cash otherwise than on a pro rata basis to shareholders), the Section 89 amount for the prescribed period ending on the date of the Annual General Meeting of Barclays to be held in 2008, or if earlier, on 26 July 2008 (unless previously renewed, varied or revoked by the Company in general meeting) shall be approximately £147 million of ordinary share capital, and that the power so conferred on the Directors shall also apply to the sale of treasury shares, which is an allotment of equity securities by virtue of section 94(3A) of the Act, but as if the words ’Pursuant to and within the terms of the said authority’ were omitted from Article 12(b); and

(7)	THAT, subject to the passing of the resolution in (1) above and the Merger becoming Effective (as defined in the Circular), and in substitution for the general existing unexercised authority granted pursuant to the special resolution of the Company passed on 26 April 2007, the Company be authorised generally and unconditionally to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) on the London Stock Exchange up to an aggregate of 1,700 million ordinary shares of 25p each in its capital, and may hold such shares as treasury shares, provided that:

(a)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is not less than 25p;

(b)	the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than the higher of (i) 105% of the average of the market values of the ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days immediately preceding the date on which the purchase is made and (ii) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC 2273/2003); and

(c)	the authority conferred by this resolution shall expire on the date of the Annual General Meeting of the Company to be held in 2008 or, if earlier, on 26 July 2008 (except in relation to any purchase of shares the contract for which was concluded before such date and which would or might be executed wholly or partly after such date).

(8)	THAT the amount standing to the credit of the share premium account of the Company as at 10:00 a.m. on 14 September 2007 be cancelled.

3.	Memorandum and Articles of Association
The following is a summary of Barclays Memorandum of Association and Articles of Association, which are available for inspection as set out in paragraph 21 of Part XII (Additional Information).
Memorandum of Association

The objects of Barclays are set out in full in clause 4 of the Barclays Memorandum of Association which provides, among other things, that Barclays objects are to carry on business as an investment and holding company and the business of banking in all its aspects.
Articles of Association (the “Articles”)
Directors

(i)	The minimum number of Barclays Directors (excluding alternate Barclays Directors) is five. There is no maximum limit. There is no age limit for Barclays Directors.

(ii)	Excluding executive remuneration and any other entitlement to remuneration for extra services (including service on board committees) under the Articles, a Barclays Director is entitled to a fee at a rate determined by the Barclays Board but the aggregate fees paid to all Barclays Directors shall not exceed £1,000,000 per annum or such higher amount as may be approved by an ordinary resolution of Barclays. Each Barclays Director is entitled to reimbursement for all travelling, hotel and other expenses properly incurred by him/her in or about the performance of his/her duties.

(iii)	No auditor or member of a firm of auditors of the Barclays Group of companies may be appointed a Barclays Director. A Barclays Director may hold any other office of Barclays on such terms as the Barclays Board shall determine.

(iv)	At each annual general meeting (“AGM”) of Barclays, one third of the Barclays Directors (rounded down) are required to retire from office by rotation and may offer themselves for re-election. The Barclays Directors so retiring are those who have been longest in office (and in the case of equality of service length are selected by lot). Other than a retiring Barclays Director, no person shall (unless recommended by the Barclays Board) be eligible for election unless a member notifies the Barclays Company Secretary in advance of his/her intention to propose a person for election.

(v)	The Barclays Board has the power to appoint additional Barclays Directors or to fill a casual vacancy amongst the Barclays Directors. Any Barclays Director so appointed holds office until the next AGM, when he/she may offer himself/herself for re-election. He/she is not taken into account in determining the number of directors retiring by rotation.

(vi)	The Barclays Board may appoint any Barclays Director to any executive position or employment in Barclays on such terms as they determine.

(vii)	A Barclays Director may appoint either another Barclays Director or some other person approved by the Barclays Board to act as his/her alternate with power to attend Barclays Board meetings and generally to exercise the functions of the appointing Barclays Director in his/her absence (other than the power to appoint an alternate).

(viii)	A Barclays Director may hold positions with or be interested in other companies and, subject to legislation applicable to Barclays and the FSA’s requirements, may contract with Barclays or any other company in which Barclays is interested. A Barclays Director may not vote or count towards the quorum on any resolution concerning any proposal in which he/she (or any person connected with him/her) has a material interest (other than by virtue of his/her interest in securities of Barclays) or if he/she has a duty which conflicts or may conflict with the interests of Barclays, unless the resolution relates to any proposal:

(a)	to indemnify a Barclays Director or provide him/her with a guarantee or security in respect of money lent by him/her to, or any obligation incurred by him/her or any other person for the benefit of (or at the request of), Barclays (or any other member of the Barclays Group);

(b)	to indemnify or give security or a guarantee to a third party in respect of a debt or obligation of Barclays (or any other member of the Barclays Group) for which the Barclays Director has personally assumed responsibility;

(c)	to indemnify a Barclays Director or provide him/her with a guarantee or security for any liability which he/she may incur in the performance of his/her duties or to obtain insurance against such a liability;

(d)	involving the acquisition by a Barclays Director of any securities of Barclays pursuant to an offer to existing holders of securities or to the public;

(e)	that the Barclays Director underwrite any issue of securities of Barclays (or any of its subsidiaries);

(f)	concerning any other company in which the Barclays Director is interested as an officer or creditor or shareholder but, broadly, only if he/she (together with his/her connected persons) is directly or indirectly interested in less than 1 per cent. of either any class of the issued equity share capital or of the voting rights of that company;

(g)	concerning any superannuation fund or retirement, death or disability benefits scheme under which a Barclays Director may benefit or any employees’ share scheme, so long as any such fund or scheme does not give additional advantages to the Barclays Director which are not granted to the employees who are in the fund or scheme; and

(h)	concerning any Barclays other arrangement for the benefit of employees of Barclays (or any other member of the Barclays Group) under which the Barclays Director benefits or stands to benefit in a similar manner to the employees concerned and which does not give the Barclays Director any advantage which the employees to whom the arrangement relates would not receive.

(ix)	A Barclays Director may not vote or be counted in the quorum on any resolution which concerns his/her own employment or appointment to any office of Barclays or any other company in which Barclays is interested.

(x)	Subject to applicable legislation, the provisions described in sub-paragraphs (viii) and (ix) of this paragraph 3 may be relaxed or suspended by an ordinary resolution of Barclays.

(xi)	A Barclays Director is required to hold an interest in ordinary shares having a nominal value of at least £500, which currently equates to 2,000 Barclays Ordinary Shares. A Barclays Director may act before acquiring those Barclays Ordinary Shares but must acquire the qualification Barclays Ordinary Shares within two months from his/her or her appointment. Where a Barclays Director is unable to acquire the requisite number of Barclays Ordinary Shares within that time owing to legislative, regulatory or share- dealing restrictions, he/she must acquire the Barclays Ordinary Shares as soon as reasonably practicable once the restriction(s) end.

(xii)	The Barclays Board may exercise all of the powers of Barclays to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.
Classes of share

Barclays, as at the date of this document, has two classes of shares, ordinary shares and staff shares, to which the provisions set out below apply:

(i)	Dividends

Subject to the provisions of the Articles and applicable legislation, Barclays in general meeting may declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the Barclays Board. The Barclays Board may also pay interim or final dividends if it appears they are justified by Barclays financial position.

The profits which are resolved to be distributed in respect of any period are applied first in payment of a fixed dividend of 20 per cent. per annum on the Staff Shares and then in payment of dividends on the Barclays Ordinary Shares. No dividend will be declared on the Staff Shares unless a dividend is also paid on the Barclays Ordinary Shares in respect of that period. Any Staff Share held by anyone not an employee of Barclays or Barclays Bank (an “Employee”) will be treated as a Barclays Ordinary Share in respect of dividends, up to a maximum dividend of 6 per cent. for the year upon the amount paid up on that share.

All unclaimed dividends payable in respect of a share may be invested or otherwise made use of by the Barclays Board for the benefit of Barclays until claimed. If a dividend is not claimed after 12 years of it becoming payable, it is forfeited and reverts to Barclays.

The Barclays Board may (although it currently does not), with the approval of an ordinary resolution of Barclays, offer shareholders the right to choose to receive an allotment of additional fully paid Barclays Ordinary Shares instead of cash in respect of all or part of any dividend.

(ii)	Voting

Every member who is present in person or represented at any general meeting of Barclays and who is entitled to vote has one vote on a show of hands. On a poll, every member who is present or represented has one vote for every share held. Any joint holder may vote in respect of jointly owned shares, but the vote of the senior holder (as determined by order in the share register) shall take precedence. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of Barclays unless the Barclays Board otherwise determine.

If any member, or any other person appearing to be interested in any Barclays Ordinary Shares, is served with a notice under Section 793 of the Companies Act 2006 and does not supply Barclays with the information required in the notice, then the Barclays Board, in its absolute discretion, may direct that that member shall not be entitled to attend or vote at any meeting of Barclays.

The Barclays Board may further direct that if the shares of the defaulting member represent 0.25 per cent. or more of the issued shares of the relevant class, that dividends or other monies payable on those shares shall be retained by Barclays until the direction ceases to have effect and that no transfer of those shares shall be registered (other than certain specified “approved transfers”). A direction ceases to have effect seven days after Barclays has received the information requested, or when Barclays is notified that an “approved transfer” to a third party has occurred, or as the Barclays Board otherwise determines.

(iii)	Transfers

Certificated shares shall be transferred in writing in any usual or other form approved by the Barclays Board and executed by or on behalf of the transferor. Transfers of uncertificated shares shall be made in accordance with the Regulations. The Barclays Board may make any arrangements to regulate and evidence the transfer of shares as they consider fit in accordance with applicable legislation and the rules of the FSA.

In order to transfer a staff share, the transferor must serve a notice on Barclays (a “Transfer Notice”) indicating his/her wish to transfer such share at such sum as he/she specifies as the fair value (subject to a maximum amount determined in accordance with the Articles). The staff shares must be transferred at the specified fair value to such Employee as is willing to purchase it and who has been identified by the Barclays Board within 60 days of the Transfer Notice. If Barclays has not found a person willing to purchase the share within 60 days of the Transfer Notice, the staff share may be freely transferred at any price (although the Barclays Board may decline to prepare or register the transfer). Such a procedure may also be initiated by the Barclays Board if a staff share is held by a non-Employee.

Registration of shares may be suspended, subject to applicable legislation, for such periods as the Barclays Board may determine (but for not more than 30 days in any calendar year).

The Barclays Board is not bound to register a transfer of partly paid shares, or fully paid shares in exceptional circumstances approved by the FSA. The Barclays Board may also decline to register an instrument of transfer of certificated shares unless it is duly stamped and deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Barclays Board to evidence right to transfer, it is in respect of one class of shares only, and it is in favour of not more than four transferees (except in the case of executors or trustees of a member).

(iv)	Return of Capital and Liquidation

In the event of any return of capital by reduction of capital or on liquidation, the ordinary shares and the staff shares rank equally in proportion to the amounts paid up or credited as paid up on the shares of each class, except that in the event of a winding up of Barclays the holders of the staff shares are only entitled to participate in the surplus assets available for distribution up to the amount paid up on the staff shares plus 10 per cent. of such amount.

(v)	Redemption and Purchase

Subject to applicable legislation and the rights of the other shareholders, any share may be issued on terms that it is, at the option of Barclays or the holder of such share, redeemable. Barclays currently has no redeemable shares in issue.

Barclays may purchase its own shares subject to the provisions of applicable legislation, the Articles and the approval of any class of convertible shares in issue (by extraordinary resolution or written consent of 75 per cent. of such class).

(vi)	Calls on capital

The Barclays Directors may make calls upon the members in respect of any monies unpaid on their shares. A person upon whom a call is made remains liable even if the shares in respect of which the call is made have been transferred. Interest will be chargeable on any unpaid amount called at a rate determined by the Barclays Board (of not more than 20 per cent.).

If a member fails to pay any call in full (following notice from the Barclays Board that such failure will result in forfeiture of the relevant shares), such shares (including any dividends declared but not paid) may be forfeited by a resolution of the Barclays Board, and will become the property of Barclays. Forfeiture shall not absolve a previous member for amounts payable by him/her (which may continue to accrue interest).

Barclays also has a lien over all partly paid shares of Barclays for all monies payable or called on that share and over the debts and liabilities of a member to Barclays. If any monies which are the subject of the lien remain unpaid after a notice from the Barclays Board demanding payment, Barclays may sell such shares.

(vii)	Variation of Rights

The rights attached to any class of shares may be varied with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them.
Annual and extraordinary general meetings
Barclays is required to hold a general meeting each year as its AGM in addition to other meetings (called extraordinary general meetings) as the Barclays Directors think fit. The type of the meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one AGM and the next. An extraordinary general meeting may be convened by the Barclays Board on requisition in accordance with the applicable legislation.
In the case of an AGM or a meeting for the passing of a special resolution (i.e. requiring the consent of a 75 per cent. majority) 21 clear days’ notice is required. In other cases 14 clear days’ notice is required. The notice must be in writing and must specify the place, the day and the hour of the meeting, and the general nature of the business to be transacted. A notice convening a meeting to pass an extraordinary or special resolution shall specify the intention to propose the resolution as such. The accidental omission to give notice of a general meeting or the non-receipt of such notice will not invalidate the proceedings at such meeting.
Subject as noted above, all shareholders are entitled to attend and vote at general meetings. The Articles do, however, provide that arrangements may be made for simultaneous attendance at a general meeting at a place other than that specified in the notice of meeting, in which case shareholders may be excluded from the specified place.
Limitations on foreign shareholders
There are no restrictions imposed by Barclays Memorandum or Articles or (subject to the effect of any economic sanctions that may be in force from time to time) by English law which relate only to non-residents of the UK and which limit the rights of such non-residents to hold or vote Barclays ordinary shares.
Notices
A document or information may be sent by Barclays in hard copy form, electronic form, by being made available on a website, or by another means agreed with the recipient. A document or information may only be sent in electronic form to a person who has agreed to receive it in that form or, in the case of a company, who has been deemed to have so agreed pursuant to applicable legislation. A document or information may only be sent by being made available on a website if the recipient has agreed to receive it in that form or has been deemed to have so agreed pursuant to applicable legislation, and has not revoked that agreement.
In respect of joint holdings, documents or information shall be sent to the joint holder whose name stands first in the register.
A member who (having no registered address within the UK) has not supplied an address in the UK at which documents or information may be sent is not entitled to have documents or information sent to him/her.

Alteration of share capital
Barclays may, by way of ordinary resolution:

•	increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

•	consolidate and divide all or any of its share capital into shares of a larger nominal amount;

•	subject to legislation, sub-divide all or part of its shares into shares of a smaller nominal amount and may decide by that resolution that the resulting shares have preference or other advantage or restrictions; and

•	cancel any shares which, at the date of the resolution, have not been subscribed or agreed to have been subscribed for and diminish the amount of its share capital by the amount of the shares so cancelled.
Barclays may also, by special resolution reduce its share capital or capital redemption reserve or any share premium account or other undistributable reserve in any manner authorised by legislation.
Barclays may, by ordinary resolution, upon the recommendation of the Barclays Board capitalise all or any part of an amount standing to the credit of a reserve or fund to be set free for distribution provided that amounts from the share premium account, capital redemption reserve or any profits not available for distribution should be applied only in paying up unissued shares issued to members and no unrealised profits shall be applied in paying up debentures of Barclays or any amount unpaid on any share in the capital of Barclays.
Indemnity
Subject to applicable legislation, every current and former Barclays Director, other officer and auditor of Barclays shall be indemnified by Barclays against any liability incurred by him/her in the actual or purported exercise of, or in connection with, his/her duties and powers.

4.	Major Barclays Shareholders
In so far as it is known to Barclays as at 2 August 2007 (the latest practicable date prior to the publication of this document), the interests, direct or indirect, of persons in the issued ordinary share capital of Barclays which are notifiable under English law were as follows:

			Percentage of total
			voting rights
			attaching to the
Shareholder	Number of voting rights		issued share capital

Lloyds TSB Group plc	115,517,454 (Direct	)	1.766%
	228,437,740 (Indirect	)	3.493%
Legal & General Group Plc	242,312,850		3.7%

As at 30 July 2007, being the latest practicable date prior to the publication of this document, Barclays was not aware of any person or persons who directly or indirectly, jointly or severally, exercise or could exercise control over Barclays nor is it aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Barclays.

None of Barclays major shareholders has or will have different voting rights attached to the Barclays Ordinary Shares they hold.
As at 30 July 2007, being the latest practicable date prior to the publication of this document, and in so far as is known to Barclays, the following persons will have interests in the issued share capital of Barclays when the Merger becomes Effective which are notifiable under English law. This is based on the assumption that the holdings of such persons in Barclays and ABN AMRO as at 2 August 2007 do not change, the Unconditional CDB Shares and the Unconditional Temasek Shares have been issued and the Conditional CDB Shares, the Conditional Temarek Shares and the Clawback Shares are issued on or shortly before the Settlement Date, the Share Buy-back Programme has been implemented in full, the maximum number of New Barclays Ordinary Shares will be issued in connection with the Merger and that no other issues of Barclays Shares or ABN AMRO Shares occur between the date of publication of this document and the Effective Date:

		Percentage of total
		voting rights
		attaching to the
Shareholder	Number of voting rights	issued share capital

China Development Bank	783,149,210	6.8%

5.	Barclays Share Plans and Pension Arrangements

Barclays Share Plans
The principal features of the Barclays Share Plans are described in paragraphs 5.1 and 5.2 below. The principal Barclays Share Plans are summarised in paragraph 5.1 and the closed Barclays Share Plans are summarised in paragraph 5.2. The closed Barclays Share Plans are plans under which no further awards may be granted but under which there are subsisting options which will continue until they are exercised or lapse.

5.1	Principal Barclays Share Plans
The Barclays PLC Performance Share Plan (the “Barclays PSP”)
The Barclays PSP was approved by Barclays Shareholders at the AGM on 28 April 2005. The Barclays PSP is not an HMRC approved plan. The Barclays PSP replaced ISOP in 2005 as the main performance linked share incentive.
Eligibility
The Barclays PSP Trustee may select any employee of the Barclays Group, including any Barclays Executive Directors, to participate in the Barclays PSP.
Grant of awards
Awards may be granted within 42 days after: the first dealing day immediately following the date of the preliminary announcement of the results of Barclays for any financial period, or following the removal of any restrictions imposed on Barclays or the Barclays PSP Trustee which have previously prevented an award from being granted; any date on which changes to the legislation affecting share award plans is announced or made; or any other time if it is determined that the circumstances are sufficiently exceptional to justify the grant of awards. No awards may be granted after 28 April 2015.
Barclays PSP awards are granted by the Barclays PSP Trustee, in consultation with the Barclays Remuneration Committee. All Barclays PSP awards have to date been granted in the form of provisional allocations of Barclays Ordinary Shares which do not give a participant any right to acquire or any interest in Barclays Ordinary Shares until such time as the Barclays PSP Trustee decides to release Barclays Ordinary Shares to the participant (i.e. when Barclays PSP awards vest). The Barclays PSP Trustee may in its discretion grant Barclays PSP awards in the form of a conditional share award, nil-cost option, restricted stock award or other form of share award with the same economic effect for participants. No consideration is payable by participants to receive an award. Awards are personal to the participant and may not be transferred. Benefits under the Barclays PSP are not pensionable. Barclays Ordinary Shares allotted and issued to satisfy the vesting of an award will rank pari passu with existing Barclays Ordinary Shares except for any rights attached to such Barclays Ordinary Shares by reference to a record date prior to the date of allotment.
Limits
Normally, the maximum expected value of an award at the date of grant will be between 50 per cent. and 100 per cent. of base salary (or 25 per cent. to 50 per cent. of base salary plus target bonus). In exceptional circumstances, for example to recruit or retain outstanding individuals for senior roles within the Barclays Group, an award may be granted with an expected value of up to the higher of:

•	150 per cent. of base salary; or

•	75 per cent. of base salary plus target bonus.

Expected value is a single value for the award at grant, which takes account of the sum of all various possible performance and vesting outcomes. This reflects the sum of the probabilities of achieving different performance outcomes, rather than the maximum outcome only.
Awards are likely to be satisfied by Barclays Ordinary Shares purchased on the stock market. However, if new Barclays Ordinary Shares are issued to satisfy Barclays PSP awards, the number of new Barclays Ordinary Shares available to be issued by Barclays under the Barclays PSP is limited as follows:

(i)	no award may be granted if, as a result, the aggregate number of Barclays Ordinary Shares issued or issuable pursuant to awards granted under the Barclays PSP or under any other executive share plan adopted by Barclays in general meeting would in any period of ten years exceed 5 per cent. of Barclays issued ordinary share capital from time to time; and

(ii)	no award may be granted if, as a result, the aggregate number of Barclays Ordinary Shares issued and issuable in respect of awards under the Barclays PSP or under any other employees’ share plan adopted by Barclays in general meeting would in any period of ten years exceed 10 per cent. of Barclays issued ordinary share capital from time to time.
The number of Barclays Ordinary Shares available under the Barclays PSP in paragraphs (i) and (ii) above will be reduced by a number of notional Barclays Ordinary Shares based on the number of BGI Shares used or committed under the BGI EOP as determined by the Barclays Remuneration Committee by reference to the respective values of a Barclays Ordinary Share and a BGI Share.
Vesting of awards
Awards will normally vest at the third anniversary of the date of grant, if and to the extent that the performance conditions have been satisfied. In the case of eligible leavers or on change of control of Barclays, special provisions apply and the Barclays Ordinary Shares under award may be reduced, pro-rata, to reflect the length of time the award has been held.
Dividend shares
When a Barclays PSP award vests, additional Barclays Ordinary Shares representing accumulated dividends on the award shares since the date of grant (dividend shares) may also vest. The number of dividend shares will be based on the number of award shares that vest.
Performance conditions
Performance is measured over a three-year period. This period normally starts on the first day of the financial year of Barclays in which the award is made. There is a financial hurdle and a total shareholder return (“TSR”) condition. The Barclays Remuneration Committee recommends before each grant whether metrics other than TSR should be applied to a proportion of the Barclays Ordinary Shares under award. These metrics may include, for example, economic profit growth or profit before-tax growth at either Barclays Group or divisional level and will apply to no more than 50 per cent. of the Barclays Ordinary Shares under award.
The Barclays PSP Trustee having consulted the Barclays Remuneration Committee has the discretion to adjust performance conditions, after the start of a performance period, in exceptional circumstances. No Barclays Ordinary Shares under award will vest if, in the opinion of the Barclays PSP Trustee having consulted the Barclays Remuneration Committee, the underlying financial health of the Barclays Group has deteriorated significantly over the performance period.
Variation of Barclays share capital
On any variation of Barclays share capital by way of capitalisation or rights issue, or by consolidation, sub-division or reduction of capital or otherwise, the Barclays PSP Trustee may make such adjustments as it considers appropriate to the number of Barclays Ordinary Shares subject to a Barclays PSP award. Before any adjustments are made, written confirmation will first need to be received from Barclays auditors that the adjustments are fair and reasonable.
Amendments to the Barclays PSP
The Barclays PSP Trustee, having consulted the Barclays Remuneration Committee, may amend the Barclays PSP at any time in any respect. The rules of the Barclays PSP relating to eligibility, the limit on the number of Barclays Ordinary Shares available under the Barclays PSP, the basis for determining an eligible employee’s participation, any adjustment to an award on a variation of Barclays share capital and amendment of the Barclays PSP may not, however, be amended to the advantage of existing or future participants without the prior approval of Barclays in general meeting except that the Barclays PSP Trustee, having consulted the Barclays Remuneration Committee, may:

(i)	make any amendments necessary to secure or maintain favourable taxation, exchange control or regulatory treatment of Barclays, any of its subsidiaries or any participant; and

(ii)	make minor amendments to benefit or facilitate the administration of the Barclays PSP.
The Barclays Group Special Award Performance Share Plan (the “SA PSP”)
The SA PSP was adopted and is operated by the Barclays PSP Trustee. The SA PSP is not an HMRC approved plan. It was introduced to provide a flexible and coherent basis for the grant of performance linked share incentives to those who are not eligible under the current remuneration structure to receive the grant of an award under Barclays PSP. For example, awards were granted to certain directors of Absa. Performance conditions may be related to the Barclays Group and/or businesses within the Barclays Group as appropriate.
Eligibility
The Barclays PSP Trustee may select any employee of the Barclays Group to participate in the SA PSP provided that a person shall not be eligible to participate in the SA PSP if he is a Barclays Director, a PDMR, or any SA PSP award granted to him (or Barclays Ordinary Shares released to him) would be regarded as granted (or released) in respect of “qualifying services”. (“Qualifying services” means, in relation to any person, his services as a Barclays Director and his services at any time while he is a Barclays Director (i) as a director of an undertaking that is a subsidiary undertaking of Barclays at that time, (ii) as a director of any other undertaking of which he is a director by virtue of Barclays nomination (direct or indirect), or (iii) otherwise in connection with the management of the affairs of Barclays or any such subsidiary undertaking or any such other undertaking.)
Grant of awards
Awards may be granted by the Barclays PSP Trustee after consultation with Barclays. SA PSP awards are granted in the form of provisional allocations of Barclays Ordinary Shares which do not give a participant any right to acquire, or any interest in, Barclays Ordinary Shares until such time as the Barclays PSP Trustee decides to release Barclays Ordinary Shares to a participant (i.e. when awards vest). Awards granted under the SA PSP are personal to the participant and may not be transferred. Benefits under the SA PSP are not pensionable.
Awards can only be satisfied under SA PSP by the purchase of Barclays Ordinary Shares in the market by the Barclays PSP Trustee. Awards cannot be satisfied with new or treasury shares.
Vesting of awards
Awards will normally vest at the third anniversary of the date of grant, to the extent that the performance conditions have been satisfied. In the case of eligible leavers or on change of control of Barclays, special provisions apply and the Barclays Ordinary Shares under award may be reduced, pro-rata, to reflect the length of time the award has been held.
Dividend shares
When the SA PSP award vests, additional Barclays Ordinary Shares representing accumulated dividends on the award shares since the date of grant (dividend shares) may also vest. The number of dividend shares will be based on the number of award shares that vest.
Performance conditions
Performance is measured over a three-year period. This period normally starts on the first day of the financial year of Barclays in which the award is made.
SA PSP awards can be made subject to performance conditions relating to the Barclays Group and/or businesses within the Barclays Group.

The Barclays PSP Trustee may adjust performance conditions after the start of a performance period, in exceptional circumstances. No Barclays Ordinary Shares under award will vest if, in the opinion of the Barclays PSP Trustee, having consulted Barclays, the underlying financial health of the Barclays Group has deteriorated significantly over the performance period.
Variation of Barclays share capital
On any increase or variation of the share capital of Barclays by way of capitalisation or rights issue, or subdivision, consolidation or reduction of capital or other variation, the Barclays PSP Trustee may, subject to Barclays auditors confirming that such adjustment is in their opinion fair and reasonable, make such adjustments as it considers appropriate to the number of Barclays Ordinary Shares comprised in any award.
Amendments to the SA PSP
The SA PSP may be amended in any respect by resolution of the Barclays PSP Trustee having first consulted Barclays.
The Barclays Group SAYE Share Option Scheme (“Sharesave”)
Sharesave was approved by Barclays Shareholders and adopted at the Barclays AGM on 26 April 2000. Sharesave is an HMRC approved SAYE option scheme.
Administration
Sharesave is administered in accordance with its rules, by the Barclays Board.
Eligibility
All United Kingdom resident employees of participating Barclays Group companies who have been continuously employed for a minimum period of not more than five years (as determined by the Barclays Board) are eligible to participate in Sharesave. The minimum employment period is currently set at two months. Other employees of participating companies may be invited to participate in Sharesave at the Barclays Board’s discretion.
Grant of options
Options over Barclays Ordinary Shares may be granted at any time within the period of three months following: the preliminary announcement of the annual or half year results of Barclays; the expiry of any restrictions imposed on Barclays; the coming into force of any amendments to Schedule 4 to ITEPA which affect Sharesave; the issue of a new sharesave prospectus; or at any other time if the Barclays Board determines that the circumstances are sufficiently exceptional to justify the grant of an option. No options may be granted later than 31 December 2010. Options granted under Sharesave are personal to the participant and may not be transferred.
Savings contract
Any person who applies for an option under Sharesave must also enter into an HMRC approved savings contract. Under this contract, the person agrees to make monthly savings which must not be less than £5 and may not exceed the maximum amount specified in Schedule 4 to ITEPA which is currently £250 (or such lower amount as determined by the Barclays Board) over a period of three or five years. A bonus will be paid on completion of the savings contract. A person may also elect to leave their savings in their savings account at the end of a five-year contract for a further two years to receive an additional bonus. Barclays Ordinary Shares may only be acquired under Sharesave on exercise of an option using an amount equal to the proceeds of this savings contract. The number of Barclays Ordinary Shares over which an option is granted will be such that the total amount payable on its exercise will be equal to the proceeds on maturity of the related savings contract. The Barclays Board will decide which savings contracts should be made available on each occasion when it is decided to grant options.

Exercise price
The price payable per Barclays Ordinary Share on exercise of an option granted under Sharesave is determined by the Barclays Board at the date of grant and must not be less than the greater of:

(i)	in the case of an option to subscribe for Barclays Ordinary Shares:

(a)	the nominal value of a Barclays Ordinary Share; and

(b)	at any time when the Barclays Ordinary Shares are listed, not less than 80 per cent. of the average closing middle market price of a Barclays Share as derived from the Daily Official List of the London Stock Exchange over any period of not more than five successive dealing days, provided that any such period of successive dealing days falls within the grant period; and

(ii)	in any other case if relevant, not less than 80 per cent. of the average purchase price per Barclays Ordinary Share paid by the trustee of any relevant Barclays Group employees’ benefit trust over any period not exceeding ten successive dealing days during the relevant grant period.
No consideration is payable for the grant of an option.
Limits
No options shall be granted under Sharesave if as a result the aggregate number of Barclays Ordinary Shares issued and issuable pursuant to options granted under Sharesave or under any other employees’ share plan adopted by Barclays in general meeting would in any period of ten years exceed 10 per cent. of the issued ordinary share capital of Barclays. The number of Barclays Ordinary Shares available for the grant of options under Sharesave for these purposes will be reduced by a number of notional Barclays Ordinary Shares based on the number of BGI Shares used or committed under the BGI EOP as determined by the Barclays Board by reference to the respective values of a Barclays Ordinary Share and a BGI Share.
Exercise of options
An option granted under Sharesave may normally only be exercised within the period of six months following completion of a participant’s savings contract (which will usually be three, five or seven years from the date of entering into the savings contract). An option may become exercisable earlier for a period of six months (or 12 months if a participant dies) if the participant ceases to be employed by a participating company for certain specified reasons. If a participant ceases to be employed by a participating company by reason of misconduct, his option will lapse. This applies to all options granted from 13 June 2005. If a participant ceases to be employed by a participating company for any other reason and his option has been held for three years, the option will be exercisable for a period of six months from cessation. In these circumstances, if the option has not been held for three years, the option will lapse. Special provisions apply on a takeover or liquidation of Barclays. If an option becomes exercisable before the savings contract matures, it can only be exercised over such number of Barclays Ordinary Shares as may be purchased with an amount equal to the proceeds of the savings contract to date.
Barclays Ordinary Shares
Barclays Ordinary Shares allotted and issued on the exercise of an option will rank pari passu with existing Barclays Ordinary Shares except for any rights attached to such Barclays Ordinary Shares by reference to a record date before the date of allotment. Barclays will use its reasonable endeavours to obtain admission to the Official List for any Barclays Ordinary Shares so allotted.
Variation of Barclays share capital
On any variation of Barclays share capital by way of capitalisation or rights issue, or by consolidation, subdivision or reduction of capital or otherwise, the Barclays Board may make such adjustments as it considers appropriate to the exercise price and/or the number and/or the denomination of Barclays Ordinary Shares under option, provided that there is no increase in the aggregate exercise price or reduction below nominal value. No such adjustment may be made without the prior written confirmation from Barclays auditors that it is in their opinion fair and reasonable. No such adjustment shall be effective until approved by HMRC.

Amendments to Sharesave
The Barclays Board may amend Sharesave at any time in any respect, but no amendment shall be effective until it is approved by HMRC. The rules of Sharesave relating to eligibility, the limit on the number of Barclays Ordinary Shares available under Sharesave, the basis for determining an eligible employee’s participation, any adjustment to an option on a variation of Barclays share capital and amendment of Sharesave may not, however, be amended to the advantage of existing or future participants without the prior approval of Barclays in general meeting except that the Barclays Board may:

(i)	make any amendments necessary to secure or maintain approval by HMRC or to obtain or maintain favourable taxation, exchange control or regulatory treatment of Barclays, any of its subsidiaries or any participant; and

(ii)	make minor amendments to benefit or facilitate the administration of Sharesave.
No amendment may be made to alter to the material disadvantage of any participant any rights already acquired by him without the consent of participants holding options over at least 75 per cent. of the Barclays Ordinary Shares under option under Sharesave.
Irish Sharesave
Irish Sharesave has been established as a supplementary scheme to Sharesave pursuant to an authority provided by Barclays Shareholders at the AGM on 26 April 2000. Irish Sharesave has been approved by the Irish Revenue Commissioners. The principal terms are as set out for Sharesave save that savings will be made in Euros (with a minimum of €12) converted into Sterling on the exercise of options.
International Sharesave
International Sharesave has been established as a supplementary scheme to Sharesave pursuant to an authority provided by Barclays Shareholders at the AGM on 26 April 2000. International Sharesave is not an HMRC approved plan. The principal features are as set out for Sharesave save that savings may be made in a currency other than Sterling and converted into Sterling on the exercise of options. Other aspects may be adapted in accordance with Barclays Shareholder authority as necessary to ensure that the International Sharesave can operate in each relevant country. So far it has been adapted for use in Spain.
The Barclays Group Share Incentive Plan (“Sharepurchase”)
Sharepurchase was approved by Barclays Shareholders at the Barclays AGM on 26 April 2000. It is an HMRC approved share incentive plan.
Administration
Sharepurchase is constituted by a trust deed. Sharepurchase is administered by the Sharepurchase Trustee in accordance with the trust deed and its rules. The Barclays Board has responsibility for Sharepurchase and may appoint and remove the Sharepurchase Trustee.
Eligible employees
All United Kingdom resident employees of Barclays Group companies participating in Sharepurchase, who have been continuously employed for a period of one year (or such lesser period as determined by the Barclays Board), will be eligible to participate in Sharepurchase. Other employees of participating companies may be invited to participate in Sharepurchase at the Barclays Board’s discretion. The minimum qualifying period is currently one month.
Awards
If the Barclays Board decides to operate Sharepurchase, all eligible employees will be entitled to participate in Sharepurchase on similar terms. Sharepurchase has four discrete elements, Partnership Shares, Matching Shares, Free Shares and Dividend Shares (as described below). The Barclays Board may decide each year which elements are to be offered under Sharepurchase. All awards are made in respect of Barclays Ordinary Shares. Benefits under Sharepurchase are not pensionable.

Employees are eligible to participate only if they enter into an agreement with Barclays and the Sharepurchase Trustee.
Partnership Shares
Up to £1,500 worth of Partnership Shares may be purchased on behalf of an eligible employee in any tax year using money deducted from his monthly salary or deducted from his salary in one or more lump sums in both cases not exceeding 10 per cent. of salary in any year. Partnership Shares may be withdrawn by the participant from Sharepurchase at any time and must not be subject to forfeiture. (Partnership Shares can be purchased following an accumulation period in which case the price per Barclays Ordinary Share which the Sharepurchase Trustee will pay to buy the Partnership Shares on a participant’s behalf will be the lower of the market value of a Barclays Ordinary Share at the beginning or end of the accumulation period.)
Matching Shares
The Barclays Board may permit the award of up to two Matching Shares for each Partnership Share purchased. Matching Shares may be forfeited if a participant ceases to be employed by the Barclays Group in certain circumstances or if he withdraws his Partnership Shares from Sharepurchase in certain circumstances up to three years from the date of award. Matching Shares may be subject to a holding period of up to five years as determined by the Barclays Board.
Dividend Shares
Additionally, the Barclays Board may permit dividends received on Barclays Ordinary Shares held in Sharepurchase to be reinvested on an elective or mandatory basis in additional Barclays Ordinary Shares (“Dividend Shares”) worth up to £1,500 in each year. The Dividend Shares must not be subject to forfeiture and must be held for a minimum holding period of three years before they can be sold.
Free Shares
Eligible employees may be awarded up to £3,000 worth of Free Shares in each tax year. Such award may be linked to objective performance criteria. Free Shares may be forfeited in certain circumstances up to three years from the date of award if a participant ceases to be employed by the Barclays Group in certain circumstances. Free Shares may be subject to a holding period of up to five years as determined by the Barclays Board.
Operation
Sharepurchase currently operates over:

•	Partnership Shares — up to a value of £1,500 worth of Partnership Shares may be purchased on behalf of an eligible employee in any tax year using money deducted from his monthly salary or deducted from his salary in one or more lump sums, in both cases, not exceeding 10 per cent. of salary in any year;

•	Matching Shares — Matching Shares are awarded on a one for one basis up to a value of £600 worth of Partnership Shares acquired on behalf of participants each year and must be kept in Sharepurchase for a minimum holding period of three years; and

•	Dividend Shares — dividends received on Barclays Ordinary Shares held in Sharepurchase are reinvested in additional Barclays Ordinary Shares up to a value of £1,500 each year.
Free Shares are not currently offered under Sharepurchase.
In each year that the Barclays Board decides to operate Sharepurchase, participating Barclays Group companies will provide the Sharepurchase Trustee with funds to enable the Sharepurchase Trustee to purchase Barclays Ordinary Shares.

Limits
Sharepurchase is subject to the following overall limits:

(i)	the total number of Barclays Ordinary Shares which may be subscribed by the Sharepurchase Trustee under Sharepurchase in any calendar year must not exceed 1 per cent. of the issued share capital of Barclays; and

(ii)	the total number of Barclays Ordinary Shares which may be subscribed by the Sharepurchase Trustee under Sharepurchase when aggregated with Barclays Ordinary Shares issued and issuable under any other employees’ share plan adopted by Barclays must not exceed in any period of ten years 10 per cent. of the issued share capital of Barclays.
The number of Barclays Ordinary Shares available under Sharepurchase in paragraph (ii) above will be reduced by a number of notional Barclays Ordinary Shares based on the number of BGI Shares used or committed under the BGI EOP as determined by the Barclays Board by reference to the respective values of a Barclays Ordinary Share and a BGI Share. No new Barclays Ordinary Shares have been issued to date to the Sharepurchase Trustee.
Dividends and voting rights
Participants are the beneficial owners of the Barclays Ordinary Shares held by the Sharepurchase Trustee for them. If dividends received in Barclays Ordinary Shares held in Sharepurchase were not invested, the Sharepurchase Trustee would pass on all dividends and other distributions received in respect of the Barclays Ordinary Shares to the participants concerned as soon as practicable after receipt, subject to the requirements of the Income and Corporation Taxes Act 1988 (as amended). The Sharepurchase Trustee will vote in accordance with the wishes of the participants, if participants have given the Sharepurchase Trustee prior voting directions in writing.
Takeovers and variations of Barclays share capital
In the event of a general offer being made to shareholders of Barclays or a rights or capitalisation issue or other variation of Barclays share capital, participants will be able to instruct the Sharepurchase Trustee how to act or vote on their behalf.
Amendments to Sharepurchase
The Barclays Board and the Sharepurchase Trustee may amend Sharepurchase at any time in any respect, but no amendment shall be effective until it is approved by HMRC. The provisions of the trust deed, and rules of Sharepurchase relating to eligibility, limits on the number of Barclays Ordinary Shares available under Sharepurchase, the basis for determining an eligible employee’s participation and any adjustment to awards on a variation of Barclays share capital and to amendment of Sharepurchase may not, however, be amended to the advantage of existing or future participants without the prior approval of Barclays in general meeting except that the Sharepurchase Trustee and the Barclays Board may:

(i)	make any amendments necessary to secure and maintain approval by HMRC or to obtain or maintain favourable taxation, exchange control or regulatory treatment of Barclays, any of its subsidiaries or any participant; or

(ii)	make minor amendments to benefit or facilitate the administration of Sharepurchase.
No amendment may be made to Sharepurchase which would affect the beneficial interests of participants in Barclays Ordinary Shares held by the Sharepurchase Trustee on their behalf.
The Barclays PLC Executive Share Award Scheme (“ESAS”)
ESAS is not an HMRC approved plan. It is a deferred share bonus plan which operates in conjunction with annual Barclays Group cash bonus plans and various cash long term incentive plans operated by Barclays Group companies. A recommendation may be made to the ESAS Trustee that part of the value of any award made under such plans is made as an award under ESAS. Eligible employees may receive Mandatory ESAS awards and, in addition, they may be granted Voluntary ESAS awards. Under a Mandatory ESAS award, part of an eligible employee’s annual bonus is received as an award under ESAS. A Voluntary ESAS award is an additional award granted to an eligible employee under ESAS in respect of the waiver of a bonus entitlement to which he may otherwise have become entitled. Such awards will normally include additional Barclays Ordinary Shares called bonus shares with a value of up to 30 per cent. of the annual bonus deferred or waived. Bonus shares in Mandatory ESAS (and in Voluntary ESAS) are included in an award to recognise the interest which a participant forgoes on that part of his annual bonus which is deferred through ESAS over a period of 3 to 5 years. The ESAS Trustee may apply dividends received in purchasing additional Barclays Ordinary Shares which may also be released to participants.
ESAS is also used to defer awards or part of the awards under the cash long-term incentive plans operated by various Barclays Group companies for up to two years. In addition, ESAS is used, inter alia, to make certain awards to facilitate the retention and recruitment of new joiners to the Barclays Group who have forfeited share incentive awards on leaving their previous employment. The deferral period will normally reflect the vesting period for the forfeited awards.
Administration
ESAS is operated and administered by the ESAS Trustee. Barclays Group companies provide funds to the ESAS Trustee to enable it to acquire Barclays Ordinary Shares through market purchases for the purposes of ESAS. Awards made under ESAS cannot be satisfied with new issue or treasury shares.
Eligibility
Awards of Barclays Ordinary Shares may be made by the ESAS Trustee, having first consulted the Barclays Remuneration Committee, to employees and directors of the Barclays Group.
Awards
An ESAS award is a provisional allocation of Barclays Ordinary Shares which does not give rise to any right to, or any interest in, Barclays Ordinary Shares. Under a Mandatory ESAS award, the ESAS Trustee may grant participants the right in the form of a nil-cost option to call for the shares plus two-thirds of any bonus shares following the third anniversary of the award date. If this right is not exercised, the ESAS Trustee may, following the fifth anniversary, release all the Barclays Ordinary Shares including all of the bonus shares and dividend shares to the participant.
In those jurisdictions where the grant of a nil-cost option would result in onerous tax consequences, Mandatory ESAS awards are adapted so that the ESAS Trustee may release the number of Barclays Ordinary Shares on the third anniversary of the award date which would have been eligible for the grant of a nil cost option. If the participant retains his Barclays Ordinary Shares released at the third anniversary until the fifth anniversary he will be eligible to be considered for the release of the remaining Barclays Ordinary Shares under award at the fifth anniversary of the award date.
A Voluntary ESAS award is a right to acquire Barclays Ordinary Shares for a nominal amount which will become fully exercisable after five years. The number of Barclays Ordinary Shares under award will reflect the value of the cash bonus waived plus a number of bonus shares. The release of Barclays Ordinary Shares under award is not subject to performance conditions because the ESAS is a deferred share bonus plan.
The ESAS Trustee may release Barclays Ordinary Shares under award to eligible leavers following cessation of employment in line with the normal vesting schedule or immediately. Special provisions apply on a change of control of Barclays.
Grant of Awards
The ESAS Trustee may only grant an award within the period of 42 days following the preliminary announcement of the Barclays final or half year results or at any time thereafter when the ESAS Trustee, having first consulted the Barclays Remuneration Committee, considers the circumstances sufficiently exceptional to justify the grant of an award. No consideration is payable for the grant of an award.
Variation of Barclays share capital
On any increase or variation of the share capital of Barclays by way of capitalisation or rights issue, or subdivision, consolidation or reduction of capital or other variation, the ESAS Trustee may, subject to Barclays auditors confirming that such adjustment is in their opinion fair and reasonable, make such adjustments as it considers appropriate to the number of Barclays Ordinary Shares comprised in any award.
Amendments to the ESAS
ESAS may be amended in any respect by resolution of the ESAS Trustee with the consent of Barclays.
Termination
The ESAS Trustee having first consulted the Barclays Remuneration Committee may at any time suspend or terminate ESAS.
The Barclays Global Investors Equity Ownership Plan (the “BGI EOP”)
The BGI EOP was approved by Barclays Shareholders and adopted at the Barclays AGM on 26 April 2000. BGI EOP is not an HMRC approved plan. The BGI EOP was designed to provide the employee share incentive arrangements required to recruit and retain quality senior management and investment talent. It provides a long term equity interest in BGI, meeting the expectations of, in particular, BGI’s key investment talent in the US who expect to participate in the equity of their employer.
Administration
The BGI EOP is administered, in accordance with its rules, by a committee (the “BGI Committee”) of the board of directors of Barclays Global Investors UK Holdings Limited (“BGI Holdings”). Matters relating to overall Barclays Group issues, including remuneration policy, are determined by the Barclays Remuneration Committee.
Eligibility
Options may be granted to such employees and full-time directors (being those directors who are obliged to devote substantially the whole of their working time to BGI) of BGI Holdings or any of its participating subsidiaries as the BGI Committee may select but no employee has any right to be granted an option. Barclays Directors are not eligible to be granted options under the BGI EOP.
Grant of options
Options may be granted at any time during the period of three months following: the preliminary announcement of the annual or half yearly results of Barclays; the expiry of relevant restrictions imposed on Barclays; the announcement or coming into force of any amendments to legislation affecting share option schemes; or at any other time if the Barclays Remuneration Committee in its absolute discretion determines that the circumstances are sufficiently exceptional to justify the grant of an option. Options are granted as a right to subscribe for BGI Shares. No option may be granted later than 20 April 2010. Options granted under the BGI EOP are personal to the participant and may not be transferred, assigned or charged. Benefits under the BGI EOP are not pensionable.
Exercise price
The exercise price at which options may be exercised is determined by the Barclays Remuneration Committee at their date of grant and may not be less than the greater of:

(i)	the nominal value of a BGI Share; and

(ii)	the market value of a BGI Share as determined by the Barclays Remuneration Committee calculated by reference to a multiple of BGI’s profit or on such other basis as the Barclays Remuneration Committee in its absolute discretion considers to be appropriate from time to time.
The market value of a BGI Share is determined twice a year by independent appraisers. No consideration is payable for the grant of an option.
Limits
The number of BGI Shares available for issue under the BGI EOP is subject to the following limits. No option may be granted if, as a result, the aggregate number of BGI Shares issued and issuable pursuant to options granted under the BGI EOP, less any BGI Shares issued pursuant to options granted under the BGI

EOP and purchased by Barclays Bank, could exceed 20 per cent. of the issued ordinary share capital of BGI Holdings.
The limits on the number of Barclays Ordinary Shares available for issue under the Barclays PSP, ISOP, Sharepurchase and Sharesave and any other employees’ share plan adopted by Barclays also apply in determining whether or not options may be granted under the BGI EOP.
Exercise of options
Options are normally only exercisable during exercise windows of up to two months in each year. There are normally two exercise windows each year.
An option is not normally exercisable before the expiry of one year from the date of grant. An option may normally be exercised as to a third of the BGI Shares under option following the first anniversary of the date of grant, a third of the BGI Shares under option following the second anniversary of the date of grant and the remaining third of the BGI Shares under option following the third anniversary of the date of grant. An option is exercisable in full earlier if the participant dies or if the participant’s employment with BGI terminates by reason of permanent disability. If a participant ceases to be employed for any other reason his option will be exercisable to the extent that it has vested and shall lapse in respect of the remainder of the BGI Shares under option unless the BGI Committee determines otherwise. Options lapse at the expiry of ten years from the date of grant.
Sale of BGI Shares
Under the Articles of Association of BGI Holdings (the “BGI Articles”) all BGI Shares must normally be held for a minimum of 355 days after exercise of an option. On expiry of the minimum holding period, participants who are shareholders may, but are not obliged to, offer their BGI Shares for sale to Barclays Bank during the two annual sale windows. Barclays Bank, at its discretion, has a right to purchase any BGI Shares so offered but is not obliged to. Any sale will be at fair value as determined in accordance with the BGI Articles. If a participant ceases to be employed by BGI he will be required to sell his BGI Shares in accordance with the BGI Articles.
Exercise of options on a change of control of Barclays and other corporate events and sale of BGI Shares
If there is a takeover of Barclays, the sale of BGI Holdings out of the Barclays Group or the sale of all or substantially all of BGI’s business out of the Barclays Group, options may be exercised in full for a period of one month (or such other period as the Barclays Remuneration Committee may specify) after which options will lapse. On a sale of BGI Holdings, Barclays Bank, as the majority shareholder, can ensure participants who are shareholders sell their BGI Shares to the purchaser of the majority of the BGI Shares. Participants who are shareholders may require the purchaser to purchase their BGI Shares. On a change of control of Barclays or the sale of all or substantially all of BGI’s business out of the Barclays Group, Barclays Bank may require minority shareholders to sell their BGI Shares to Barclays Bank and minority shareholders may require Barclays Bank to purchase their BGI Shares.
BGI Shares
BGI Shares allotted and issued on the exercise of an option will rank pari passu with existing BGI Shares except with respect to exceptional dividends and except for any rights attached to such BGI Shares by reference to a record date prior to the date of allotment.
Variation of BGI Holdings’ share capital
On any variation of the share capital of BGI Holdings by way of capitalisation or rights issue, or by consolidation, subdivision or reduction of capital or otherwise, the Barclays Remuneration Committee may make such adjustments as it considers appropriate to the exercise price and/or the number and/or the denomination of BGI Shares comprised in an option, provided that there is no increase in the aggregate exercise price or reduction below nominal value. No such adjustment may be made without prior written confirmation from Barclays auditors that it is in their opinion fair and reasonable.
Amendments to the BGI EOP
The BGI Committee may amend the BGI EOP at any time in any respect. The rules of the BGI EOP relating to eligibility, limits on the number of BGI Shares available under the BGI EOP, the basis for determining an eligible employee’s participation, any adjustment to an option on a variation of the share capital of BGI Holdings and amendment of the BGI EOP may not, however, be amended to the advantage of existing or future participants without the prior approval of Barclays in general meeting except that the BGI Committee may:

(i)	make any amendments necessary to obtain or maintain favourable taxation, exchange control or regulatory treatment of Barclays or of BGI Holdings, any of their subsidiaries or any participant; and

(ii)	make minor amendments to benefit the administration of the BGI EOP.
No amendment may be made to alter to the material disadvantage of any participant any rights already acquired by him without the consent of participants holding options over at least 75 per cent. of the BGI Shares under option under the BGI EOP.
The Barclays PLC Incentive Share Option Plan (the “ISOP”)
The ISOP was approved by Barclays Shareholders and adopted at the Barclays AGM on 26 April 2000 and contains both HMRC approved and non-approved parts (the Barclays PLC Approved Incentive Share Option Plan (the “Approved ISOP”) and the Barclays PLC Unapproved Incentive Share Option Plan (the “Unapproved ISOP”) which are together referred to as the “ISOP”). The last options granted under the ISOP were granted in 2004.
Administration
The ISOP is administered, in accordance with its rules, by the Barclays Group Share Schemes Committee (the “Committee”).
Eligibility
Options may be granted to such employees and full-time directors of Barclays or any of its participating subsidiaries as the Committee may select. In the case of the Approved ISOP the Committee may also not select anyone who has a material interest in Barclays as set out in paragraph 9 of Schedule 4 to ITEPA. No employee has any right to be granted an option.
Grant of options
Options may be granted at any time during the period of three months following: the preliminary announcement of the annual or half-yearly results of Barclays; the expiry of relevant restrictions imposed on Barclays; the announcement or coming into force of any amendments to legislation affecting share option schemes; or at any other time if the Committee in its absolute discretion determines that the circumstances are sufficiently exceptional to justify the grant of an option. Options will be granted as a right to subscribe for Barclays Ordinary Shares or a right to purchase from a trustee of a Barclays Group employees’ benefit trust Barclays Ordinary Shares (which such trustee has purchased in the market or subscribed from Barclays). No option may be granted later than ten years from the date of adoption of the ISOP. Options granted under the ISOP are personal to the participant and may not be transferred, assigned or charged.
Exercise price
Options may be granted with an exercise price per Barclays Ordinary Share set by the Committee at the date of grant at the market share price with no discount. This exercise price per Barclays Share may not be less than the greater of:

(i)	in the case of an option to subscribe for Barclays Ordinary Shares:

(a)	the nominal value of a Barclays Ordinary Share; and

(b)	at any time when the Barclays Ordinary Shares are listed, the average of the closing middle market prices of a Barclays Ordinary Share as derived from the Daily Official List of the London Stock Exchange over any period of not more than five successive dealing days in the period of 30 days before the date of grant of an option, provided that any such period of successive dealing days falls within the grant period; and

(ii)	in any other case, the average purchase price per Barclays Ordinary Share paid by the trustee of a Barclays Group employees’ benefit trust to purchase Barclays Ordinary Shares for the grant of options under the ISOP over any period not exceeding ten successive dealing days during the relevant grant period.

No consideration is payable for the grant of an option.
Limits
The number of Barclays Ordinary Shares available under the ISOP is subject to the following overall dilution limits:

(i)	no option may be granted if, as a result, the aggregate number of Barclays Ordinary Shares issued and issuable pursuant to options granted under the ISOP or under any other executive share option plan adopted by Barclays in general meeting would in any period of ten years exceed five per cent. of the issued ordinary share capital of Barclays from time to time; and

(ii)	no option may be granted if, as a result, the aggregate number of Barclays Ordinary Shares issued and issuable pursuant to options granted under the ISOP or under any other employees’ share plan adopted by Barclays in general meeting would in any period of ten years exceed ten per cent. of the issued ordinary share capital of Barclays from time to time.
The number of Barclays Ordinary Shares available for the grant of options as described in paragraphs (i) and (ii) above will be reduced by the number of notional Barclays Ordinary Shares based on the number of BGI Shares used or committed under the BGI EOP described above as determined by the Committee by reference to the respective values of a Barclays Ordinary Share and BGI Share.
Individual participation in the Approved ISOP is subject to a limit such that no option may be granted to any eligible employee if as a result the aggregate exercise price of Barclays Ordinary Shares issuable pursuant to options granted under the Approved ISOP and any other HMRC approved executive share option plan to that eligible employee exceeds £30,000.
Under the ISOP the value of the target award which may be granted to an eligible employee in any financial year is subject to an overall maximum of 200 per cent. of the participant’s remuneration as determined by the Committee. In normal circumstances the value of the target award would not typically exceed 150 per cent. of such remuneration.
Exercise of options
An option is not normally exercisable before the expiry of three years from the date of grant, including where a participant ceases to be employed by the Barclays Group. If the participant dies or the participant’s employment terminates for certain specified reasons or where the Committee so determines, the participant will have the right to exercise his options within certain specified periods. Options will lapse at the expiry of ten years from the date of grant. Special provisions apply to the exercise of options in the event of a takeover or liquidation of Barclays.
The Committee shall on the date of grant of any option specify the objective performance target(s) which must be satisfied before an option can be exercised. The number of Barclays Ordinary Shares over which an option granted under the ISOP is exercisable, is conditional on the extent to which performance targets are satisfied.
Barclays Ordinary Shares
Barclays Ordinary Shares issued on the exercise of an option will rank pari passu with existing Barclays Ordinary Shares except for any rights attached to such Barclays Ordinary Shares by reference to a record date prior to the date of allotment.
Variation of Barclays share capital
On any variation of Barclays share capital by way of capitalisation or rights issue, or by consolidation, subdivision or reduction of capital or otherwise, the Committee may make such adjustments as it considers appropriate to the exercise price and/or the number and/or the denomination of Barclays Ordinary Shares comprised in an option, provided that there is no increase in the aggregate exercise price or reduction below nominal value. No such adjustment may be made without the prior written confirmation from Barclays auditors that it is, in their opinion fair and reasonable.

Amendments to the ISOP
The Committee may amend the ISOP at any time in any respect, provided that in the case of the Approved ISOP no amendment shall be effective until it is approved by HMRC. The rules of the ISOP relating to eligibility, limits on the number of Barclays Ordinary Shares available under the ISOP, the basis for determining an eligible employee’s participation, any adjustment to an option on a variation of Barclays share capital and amendment of the ISOP may not, however, be amended to the advantage of existing or future participants without the prior approval of Barclays in general meeting, except that the Committee may:

(i)	make any amendments necessary to secure or maintain approval by HMRC in the case of the Approved ISOP or to obtain or maintain favourable taxation, exchange control or regulatory treatment of Barclays, any of its subsidiaries or any participant; and

(ii)	make minor amendments to benefit or facilitate the administration of the ISOP.
No amendment may be made to alter to the material disadvantage of any participant any rights already acquired by him without the consent of participants holding options over at least 75 per cent. of the Barclays Ordinary Shares under option under the ISOP.

5.2	Closed Barclays Share Plans
The Barclays PLC Renewed 1986 Executive Share Option Scheme (the “ESOS”)
The ESOS was adopted by a resolution of Barclays Shareholders at the Barclays AGM on 20 March 1990. The ESOS is in two parts. The Approved Part is approved by HMRC and the Unapproved Part is not approved by HMRC. No options have been granted under the ESOS since 2000.
Exercise price
The exercise price at which options may be exercised was determined by reference to the market value of a Barclays Ordinary Share on the date of grant with no discount.
Exercise of options
All options are currently exercisable. Options will lapse at the expiry of ten years from the date of grant. Options may lapse earlier on cessation of a participant’s employment with the Barclays Group. Special provisions apply in the event of a takeover or liquidation of Barclays.
Barclays Ordinary Shares
Barclays Ordinary Shares issued on the exercise of an option will rank pari passu with existing Barclays Ordinary Shares except for any rights attached to such Barclays Ordinary Shares by reference to a record date prior to the date of allotment.
Variation of Barclays capital
On any variation of the share capital of Barclays by way of capitalisation issue, rights issue, or a consolidation, subdivision or reduction of capital or repurchase of shares, the Barclays Board may make such adjustments as it considers appropriate to the subscription price and/or the number of Barclays Ordinary Shares comprised in an option and/or the limits on the number of Barclays Ordinary Shares subject to the ESOS, provided that there is no reduction in the subscription price below nominal value of Barclays Ordinary Shares. No such adjustment may be made without the certification of Barclays auditors that it is, in their opinion, fair and reasonable.
Amendments to the ESOS
The Barclays Board may amend the ESOS at any time in any respect, but no amendment to the Approved Part is effective until it is approved by HMRC and:

(i)	no materially adverse amendments may be made affecting rights already acquired by a participant in the ESOS; and

(ii)	the prior approval of Barclays in general meeting is required to amend to the material advantage of eligible employees or optionholders: the definitions of eligible employee, exercise price or market value; the period in which options may be granted; the length of time in which invitations must be accepted; the manner in which options are granted; the transferability of options; the limits; the circumstances in which a leaver may exercise options; and the provisions governing a takeover or a winding up of Barclays or the amendment power.

The Barclays Board may amend the ESOS in any way to maintain HMRC approval of the Approved Part.
The Woolwich plc 1998 Executive Share Option Plan (the “WESOP”)
The WESOP was adopted by a resolution of Woolwich plc (“Woolwich”) shareholders on 22 April 1998. The WESOP is in two parts. The first part, the Approved Plan, is approved by HMRC and the second part, the Unapproved Plan, is not approved by HMRC. Those options that are outstanding under the WESOP are options over Barclays Ordinary Shares that were granted to participants who elected to release their options over Woolwich shares (“old options”) when Barclays and Woolwich merged in 2000. These outstanding options over Barclays Ordinary Shares continue to be governed by the rules of the WESOP and are deemed to have been granted on the date that the old options were granted.
Exercise price
The exercise price at which options may be exercised is determined by reference to the market value of a Woolwich share on the date of grant of the original option over Woolwich shares.
Exercise of options
All outstanding options are currently exercisable. Options will lapse at the expiry of ten years from the date of grant. Options may lapse earlier on cessation of a participant’s employment with the Barclays Group. Special provisions apply in the event of a takeover or liquidation of Barclays.
Barclays Ordinary Shares
Barclays Ordinary Shares issued on the exercise of an option will rank pari passu with existing Barclays Ordinary Shares except for any rights attached to such Barclays Ordinary Shares by reference to a record date prior to the date of allotment.
Variation of Barclays capital
On any variation of the share capital of Barclays, an adjustment may be made to the number of Barclays Ordinary Shares subject to an option and/or the exercise price subject in each case to Barclays auditor’s written confirmation that such adjustment is, in their opinion, fair and reasonable.
Amendments to the WESOP
The Barclays Remuneration Committee may at any time amend the WESOP rules or the terms of any option granted under it, as long as, in the case of the Approved Plan, HMRC have approved such alteration or addition. Any provisions relating to the persons to whom or for whom options and/or Barclays Ordinary Shares are provided under the WESOP, the limitations on the number or amount of options and/or Barclays Ordinary Shares subject to the WESOP, the maximum entitlement of any one optionholder under the WESOP and the basis of determining an optionholder’s entitlement to, and the terms of, options over Barclays Ordinary Shares and their adjustment in the event of a capitalisation issue, rights issue, subdivision or consolidation of shares or reduction of capital or on any other variation of capital cannot be altered to the advantage of existing participants, without the prior consent of the shareholders of Barclays in general meeting (except for minor amendments to benefit the administration of the WESOP and any amendments to take account of a change in legislation or obtain or maintain favourable tax, exchange control or regulatory treatment for participants, Barclays or any subsidiary).

5.3	Barclays Pension Arrangements
Barclays operates a number of pension arrangements in different countries, several of which are defined benefit plans. Further information on the financial status of these arrangements is included in Part VII.
As is usual with defined benefit plans, employer contributions are not fixed, and may increase or decrease depending on the assets and liabilities of the plans from time to time, as well as in line with statutory funding requirements. The financial details contained in Part VII are based on certain assumptions, and there is no guarantee that those assumptions will prove correct. Any requirement to increase contributions, or an increase in net liabilities, may negatively affect the Barclays Group’s cashflows, balance sheet or distributable reserves, which could have a material effect on the Barclays Group’s business or financial position. Conversely, a decrease in contributions or liabilities could have a positive effect.
By far the most significant (in terms of assets and liabilities) is the defined benefit plan operated in the United Kingdom. Historically, the “sponsoring employer” of this plan has had discretion as to the level of contributions paid, subject to the statutory minimum. However, due to recent legal changes (which will apply following the next formal valuation of the plan), in future the employer will have to seek to agree a scheme specific funding approach with the plan’s trustees. Barclays Bank is already in discussion with the plan’s trustees, and expects to reach agreement with them within the required time frame. In the event agreement could not be reached, the UK’s Pensions Regulator would be able to impose a level of contributions. Either agreement with the plan’s trustees in respect of the scheme specific funding or intervention by the UK Pensions Regulator could lead to a more prudent funding basis and therefore recognition of a higher deficit, resulting in increased contributions, going forward.
There are defined benefit plans in several other countries, notably the US, Spain and Switzerland. Contributions to these plans may increase over time (and in particular recent legal changes may increase contributions to the plan in the US). However, these plans are much less material than in the UK.

6.	Outstanding Options over Barclays Group Shares

Save as disclosed below as at 30 July 2007, none of the share capital of any member of the Barclays Group is under option or agreed conditionally or unconditionally to be put under option.

			Number of Barclays
		Weighted average	Ordinary Shares under
		remaining contractual life	option outstanding
Exercise price range	Weighted exercise price (£)	in years	at 30 July 2007

Sharesave [1]
£2.50–£3.49	3.16	0.8	2,070,935
£3.50–£4.49	4.00	2.2	55,681,005
£4.50–£5.49	5.11	4.0	16,379,149
BGI EOP[2]
£6.11–£13.99	10.33	5.0	325,217
£14.00–£20.11	20.11	6.7	327,845
£20.12–£56.94	39.37	7.7	1,160,087
£56.95–£91.43	81.42	8.8	3,456,691
£91.44–£95.33	95.33	9.7	2,568,500
ISOP [1]
£2.50–£3.49	3.26	5.6	4,230,300
£3.50–£4.49	3.89	3.1	1,541,828
£4.50–£5.49	4.94	5.8	15,695,632
£5.50–£6.49	5.65	6.4	277,096
ESOS[1]
£2.50–£3.49	3.47	0.1	45,288
£3.50–£4.49	4.13	1.5	1,460,818
WESOP[1]
£2.50–£3.49	3.29	2.6	115,148
£3.50–£4.49	3.94	2.0	451,536

1	Options granted over Barclays Ordinary Shares.

2	Options granted over BGI Shares.

3	There are 19,037,899 Barclays Ordinary Shares subject to nil-cost options under ESAS with a weighted average remaining contractual life of two years. All ESAS awards are satisfied using existing Barclays Ordinary Shares.

The following options remained outstanding over Absa shares as at 30 July 2007:

		Weighted average	Number of Absa shares
	Weighted average	remaining contractual life	under option outstanding
Exercise price range	exercise price (£)	in years	at 30 July 2007

Absa BEE
£3.32–£4.79	3.32–4.79	1.92	73,152,000
AGLSIT
£1.23–£7.86	4.73	7.09	15,512,881
AGLSOT
£3.32–£4.79	3.32–4.79	1.92	4,610,000
AGLESAS
Nil	Nil	2.89	37,509

7.	ABN AMRO Employee Share Plans and Pension Plans
The Merger Protocol contains provisions in relation to the treatment of options and awards under the ABN AMRO Employee Share Plans. Barclays and ABN AMRO are considering the proposed treatment of options and awards under the ABN AMRO Employee Share Plans although the treatment has not, at the date of this document, been finalised.
The following is a summary of the proposals relating to the ABN AMRO PSP and the ABN AMRO Stock Option Plans (being those employee plans under which subsisting options or awards have been granted over or in respect of ABN AMRO Shares) which at the date of this document have been considered by Barclays and ABN AMRO. The summary is without prejudice to further or alternative proposals that Barclays and ABN AMRO may agree within the parameters and in the context of both the Merger Protocol and the rules of the ABN AMRO PSP and the ABN AMRO Stock Option Plans and any applicable laws.
The normal vesting dates for outstanding awards granted under the ABN AMRO PSP, which are subject to both performance conditions and service conditions, have not yet occurred. Barclays has proposed that awards under the ABN AMRO PSP will be replaced, as permitted under the rules of those plans and subject to any applicable laws, with awards over or in respect of Barclays Shares on terms satisfying the provisions of those plans and consistent with the Merger Protocol, and ABN AMRO is considering this proposal.
Apart from certain options granted in 2005 under the ABN AMRO Stock Option Plans, all subsisting options have already vested and are therefore currently exercisable subject to any applicable laws. The intention of ABN AMRO and Barclays is that options over or in respect of ABN AMRO Shares under the ABN AMRO Stock Option Plans which are not already exercisable shall vest and become exercisable in full, in accordance with and to the extent permitted by the rules of the relevant ABN AMRO Stock Option Plans, when the Offer becomes unconditional. After the Offer becomes unconditional, options not yet exercised will be exercisable for a limited period after which they will lapse. Subject to any applicable laws and the relevant terms, options to acquire ABN AMRO Shares that are exercised will be satisfied in ABN AMRO Shares.
In relation to awards over or in respect of ABN AMRO Shares under the ABN AMRO Share Investment and Matching Share Plan (which are not subject to performance conditions), it is intended that, as provided for in the rules of that plan and subject to any applicable laws, awards will vest in full when the Offer becomes unconditional.
Barclays and ABN AMRO have agreed that the proposals that shall be agreed between them and made to holders of subsisting options and awards under the ABN AMRO Employee Share Plans in due course should not have any material incremental accounting costs for either party nor cause the EUR 250 million cap set out in the Merger Protocol on the amount of cash payable in respect of the cash settlement or cancellation of options and awards over ABN AMRO Shares to be exceeded.

7.1	The ABN AMRO Performance Share Plan (“ABN AMRO PSP”)
Eligibility
All employees in the ABN AMRO Group are eligible to participate in the ABN AMRO PSP. The selection of participants will be at the discretion of the Supervisory Board (in respect of awards granted to members of the Managing Board) or the Managing Board (in respect of all other awards) (the “Relevant Board”). The ABN AMRO PSP comprises both the Performance Share Plan, which is applicable to the Managing Board and Senior Executive Vice-Presidents and also the Restricted Share Plan, which is applicable to Corporate Executive Vice-Presidents, Corporate Managing Directors and other eligible employees selected by the Managing Board.
General
Under the ABN AMRO PSP, ABN AMRO may grant awards in respect of ABN AMRO Shares to eligible employees. An award may either consist of a conditional right to acquire ABN AMRO Shares, the vesting of which is subject to the satisfaction of performance conditions, or an option to acquire ABN AMRO Shares, the exercise of which is subject to the satisfaction of performance conditions.
Vesting of awards
Awards will normally vest once the relevant performance condition has been satisfied. If the participant ceases employment due to injury, sickness, disability or retirement, the awards will vest on the normal vesting date, subject to satisfaction of the performance conditions, and by reference to the proportion of the performance period that has elapsed on the date of cessation of employment. In the case of the death of the participant, the Relevant Board has discretion to allow an award to vest in full prior to the vesting date. The Relevant Board also has discretion to allow the vesting of awards following a cessation of employment in other circumstances, but otherwise an award will lapse on cessation of employment.
In the event of a tender offer, merger, controlled merger, consolidation, reconstruction or liquidation under which either a majority of the ABN AMRO Shares would be eliminated or ABN AMRO would become a subsidiary of another company or a sale of substantially all of ABN AMRO’s assets, awards granted before 23 March 2006 will vest in full and the performance conditions will be deemed to have been met in full and awards granted on or after 23 March 2006 will vest, subject to the satisfaction of the performance conditions. In the case of awards granted on or after 23 March 2006, the Supervisory Board may, in its discretion, reduce the number of ABN AMRO Shares capable of vesting, having regard to the proportion of the performance period that has elapsed.
On the occurrence of one of the above events, the Relevant Boards may, in their discretion, cancel the awards and pay participants a cash amount equal to in the case of awards granted before 23 March 2006, the market value of the ABN AMRO Shares subject to awards, and in the case of awards granted on or after 23 March 2006, the market value of the ABN AMRO Shares subject to awards that would have otherwise vested. The Relevant Boards may also, in their discretion, resolve that awards will not vest as a result of one of these events and awards will be automatically exchanged, provided that an offer to exchange awards for equivalent awards in an acquiring company is made to participants. In respect of awards granted on or after 23 March 2006, the performance conditions which applied to the original awards will apply to the new awards, subject to such adjustments as the Supervisory Board considers reasonable to take account of the circumstances and effect of the relevant event and the exchange of awards.
Adjustment of awards
If there is a variation in share capital of ABN AMRO, including a demerger, capitalisation, rights issue, consolidation, sub-division or reduction of capital, the number of ABN AMRO Shares subject to an award and the exercise price (if any) may be adjusted by the Plan Administrator.
General provisions
ABN AMRO has a general discretion, following the vesting of an award, to pay, in lieu of allotting or transferring ABN AMRO Shares, a cash sum equal to the value of the vested ABN AMRO Shares, less any exercise price payable.
Except on the death of a participant, an award cannot be assigned, transferred or charged. The Relevant Board may at any time amend the rules of the ABN AMRO PSP to benefit the administration of the ABN AMRO PSP, to take account of any changes in legislation or tax rulings or to obtain or maintain favourable tax, exchange control or regulatory treatment, provided that no amendment may be made which would materially prejudice the interests of participants without their consent.

No award may be made under the ABN AMRO PSP after the tenth anniversary of the grant of the first award under it.

7.2	ABN AMRO Pension Arrangements
ABN AMRO also operates a number of defined benefit plans, the most significant being in the Netherlands, the United States and the United Kingdom. Further information on the financial status of these arrangements is included in Part VIII.
There are defined benefit plans in several other countries, notably Switzerland, Germany and Brazil.
The plan in the Netherlands is by far the most material. The relationship between ABN AMRO and its plan in the Netherlands (and in particular ABN AMRO’s funding obligation) is governed by local law (which generally requires that the plan should, in principle, be funded to a level of at least 105 per cent. on a prescribed basis), the governing documents for the plan, and also by an operating agreement entered into on 1 January 2006 with a term of two years (after which it will be continued or reviewed). Changes during the term of the operating agreement can only be made by agreement between the parties.
It is anticipated that the principal US plan will remain with ABN AMRO notwithstanding the sale of LaSalle. It is possible that the sale of LaSalle could cause members to become fully vested in their benefits, and/or lead to a more cautious funding approach for the plan.
The same general types of risk apply to ABN AMRO’s defined benefit pension plans as described above in relation to the Barclays Group defined benefit pension plans.

8.	Outstanding options and awards over ABN AMRO Ordinary Shares under the ABN AMRO Employee Share Plans[1]
Save as disclosed below, as at 30 July 2007 none of the share capital of any member of the ABN AMRO Group is under option or agreed conditionally or unconditionally to be put under option.

					Number of
					ABN AMRO
					Ordinary Shares
					under option
					outstanding as
	Date of	Exercise	Date from which	Expiry	at 30 July
ABN AMRO Employee Share Plan	Grant	Price	exercisable	Date	2007

		(€)
ABN AMRO PSP (PSP)	2004	N/A	31 December 2007	N/A	978,000
	2005	N/A	31 December 2008	N/A	619,575
	2005	N/A	31 December 2008	N/A	563,250
	2006	N/A	31 December 2009	N/A	856,125
	2006	N/A	31 December 2009	N/A	570,750

ABN AMRO RSP (RSP)	2005	N/A	16 February 2008	N/A	1,041,994
	2006	N/A	9 February 2009	N/A	1,066,335
	2006	N/A	9 February 2009	N/A	1,424,275

ABN AMRO Top Executive Stock Option Plan and ABN AMRO UK Approved Stock Option Plan	2001	23.14	2001	2008	724,559
	2001	22.34	2004	2008	2,068,209
	2002	19.53	2005	2012	4,278,667
	2003	14.45	2006	2013	4,062,002
	2003	14.65	2006	2013	50,000
	2004	18.86	2007	2014	4,304,670
	2004	19.06	2007	2014	41,333

ABN AMRO Share Investment and Matching Plan	2005	N/A	9 March 2008	N/A	456,215
	2006	N/A	6 March 2009	N/A	99,436
ABN AMRO Key Staff Stock Option Plan and ABN AMRO UK Approved Stock Option Plan	2002	17.46	2005	2012	589,678
	2003	14.45	2006	2013	1,504,197
	2004	18.86	2007	2014	2,745,141
	2005	21.24	2008	2015	6,974,220
ABN AMRO Equity Option Scheme	2001	22.34	2004	2008	1,138,851
	2002	20.42	2005	2009	1,025,644
	2003	15.06	2006	2010	243,928
	2004	17.12	2007	2011	385,204

1	Details of plans or awards under which the amount of any payment is determined by reference to the value of ABN AMRO Ordinary Shares (but where there is no actual entitlement to any interest in ABN AMRO Ordinary Shares) are not included in this table.

9.	Related Party Transactions
Save as disclosed in the financial information of Barclays Group as set out in note 46 (year ended 31 December 2006) and note 47 (year ended 31 December 2005 which includes audited comparative information for the year ended 31 December 2004) of the Annual Report on Form 20-F of Barclays Group

as incorporated by reference into this document, Barclays Group has entered into no material transactions with related parties, other than the trading transactions on arm’s length terms as described below, during the financial years ended 31 December 2006, 2005 and 2004 or in the current financial year to 30 June 2007.
Barclays Group has entered into trading transactions on arm’s length terms with related parties during the financial years ended 31 December 2006, 2005 and 2004 as set out in note 46 (year ended 31 December 2006) and notes 47 and 48 (years ended 31 December 2005 and 2004) of the financial statements of Barclays Group as incorporated by reference into this document. In addition, Barclays Group has entered into trading transactions on arm’s length terms with related parties during the period from 1 January 2007 to 30 June 2007 (the latest practicable date prior to the publication of this document) as set out below.

	For the period between 1 January 2007 and 30 June 2007

			Entities under	Pension funds
		Joint	common	unit trusts and
	Associates	ventures	directorships	investment funds	Total

	£m	£m	£m	£m	£m
Income statement:
Interest received	27	18	—	1	46
Interest paid	(3)	(28)	—	—	(31)
Fees received for services rendered (including investment management and custody and commissions)	5	4	—	8	17
Fees paid for services provided	(27)	(58)	—	—	(85)
Principal transactions	—	—	(6)	—	(6)
Assets:
Loans and advances to banks and customers	629	461	69	—	1,159
Derivative transactions	—	—	—	484	484
Other assets	18	9	—	12	39
Liabilities:
Deposits from banks	6	—	—	—	6
Customer accounts	16	10	2	41	69
Derivative transactions	3	—	8	—	11
Other liabilities	6	16	—	—	22

10.	Material Contracts

10.1	Barclays Material Contracts
The following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the Barclays Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the Barclays Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the Barclays Group as at the date of this document:
The Merger Protocol
The following is a summary of selected provisions of the Merger Protocol.
Structure of the Merger and Future Corporate Governance
Structure of the Merger
Under the Merger Protocol, the Merger is to be effected by way of public offers by Barclays into the Netherlands, the United States and certain other jurisdictions to acquire all the issued and outstanding share capital of ABN AMRO. Barclays and ABN AMRO expect to use a newly incorporated Dutch company (“Barclays (Netherlands)”) to hold shares in ABN AMRO following completion of the Offer, with Barclays being the holding company of the Combined Group.

Future Corporate Governance and Identity
The head office of the Combined Group will be in Amsterdam and the Combined Group will have a UK incorporated holding company. The Merger Protocol also prescribes the following corporate governance structure:

•	the Combined Group will have a UK-style unitary board operating in accordance with UK corporate governance principles and best practices prevailing at the time;

•	the Barclays Board will initially be composed of 19 directors, including the Chairman, Deputy Chairman, Chief Executive Officer, four other Barclays Executive Directors and 12 other Barclays Non-executive Directors;

•	in the event that the number of directors of the Barclays Board shall in the two years following the consummation of the Offer be reduced, the pro rata representation of director nominated by ABN AMRO and of the directors nominated by Barclays shall remain the same;

•	Barclays will select the board of directors of Barclays (Netherlands);

•	the Chairman of the Barclays Board and seven other Barclays Non-executive Directors will be nominated by ABN AMRO, while the Deputy Chairman, five Barclays Non-executive Directors and the next Chief Executive Officer will be nominated by Barclays, each of them to be appointed with effect from the time the Offer is declared unconditional. In addition, China Development Bank has the right to nominate a Barclays Non- executive Director and subject to the Merger becoming effective, Temesek will also have the right to nominate a Barclays Non-executive Director.

•	the Barclays Board will have a nomination committee, an audit committee and a remuneration committee, which will be chosen following a consultation process by the next Chairman of the Barclays Board with the other individual members of the Barclays Board; the members of each such committee will include Barclays Non-executive Directors with suitable experience and qualifications;

•	Barclays and ABN AMRO will establish an integration planning committee, comprising senior management from Barclays and ABN AMRO, which committee will be responsible for preparatory work and planning activities in relation to the integration of the two businesses following the Merger;

•	Barclays registered office will remain in England, while its head office will be located in Amsterdam, the Netherlands. The majority of the members of the Barclays Group Executive Committee (i.e., the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, group chief administrative officer and three executive officers responsible for global retail and commercial banking) and the global head office of retail and commercial banking will be based in the Netherlands; the meetings of the executive committee of Barclays will be held primarily in the Netherlands; and the heads, senior management and appropriate core staff of all relevant group functions (including risk, compliance, legal, audit, human resources and finance) will be based in the Netherlands;

•	Barclays Ordinary Shares will have a primary listing on the LSE, maintaining the inclusion of Barclays Ordinary Shares in the FTSE 100 Index, and a secondary listing on Eurolist by Euronext Amsterdam;

•	the current members of the Supervisory Board are expected to cease to be members of the Supervisory Board and Mr. Groenink, Mr. Boumeester and Mr. Kuiper are expected to cease to be members of the Managing Board, in both cases as of when the appointments of the new members of the supervisory boards and management boards of ABN AMRO and ABN AMRO Bank that are to be approved by the general meetings of shareholders of ABN AMRO and ABN AMRO Bank that are to be held following the Offer becoming Effective;

•	the FSA is expected to be lead supervisor of the Combined Group and DNB and FSA are expected to be the consolidated supervisors of the ABN AMRO Group and the Barclays Group, respectively;

•	Barclays has agreed to respect and work within the Dutch employee co-determination regulations as applied by ABN AMRO as well as the covenant with the central works council of ABN AMRO; and

•	Barclays will remain UK tax resident following completion of the Offer.

•	the board of directors of Barclays Bank will initially comprise members nominated by the Barclays Board;
The Offer
Merger Consideration
Barclays is offering to acquire each issued ABN AMRO Ordinary Share for 2.13 New Barclays Ordinary Shares and €13.15 in cash and each ABN AMRO ADS for 0.5325 Barclays ADS and €13.15 in cash (paid in Dollars), subject to the Mix and Match Facility. The cash consideration paid for each ABN AMRO ADS will be Dollars, based on the conversion of the Euro consideration to which holders of ABN AMRO ADSs are entitled, net of any applicable fees and expenses, into Dollars at the average exchange rate obtainable by The Bank of New York, the ADS exchange agent, for the five days preceding the date on which the cash consideration is received by the ADS exchange agent for delivery in respect of such ABN AMRO ADSs.
Adjustments to the Exchange Ratio
The Merger Protocol provides for the Exchange Ratio to be adjusted in certain situations in order to factor into the Exchange Ratio the impact of such situations on the relative values of Barclays Ordinary Shares and ABN AMRO Ordinary Shares.
LaSalle Consideration
In the event that ABN AMRO receives cash consideration for the sale of LaSalle which is less than $21 billion, an amount equal to the shortfall shall be deemed to have been a distribution by ABN AMRO for purposes of determining whether, and the amount that, the Exchange Ratio should be adjusted. There shall be no corresponding adjustment as a result of the cash consideration received being greater than $21 billion.
Discretion of Barclays
Barclays shall be entitled within its discretion to increase or subject to certain restrictions, revise at any time the consideration offered for the ABN AMRO Ordinary Shares.
Share Price
The Merger Protocol does not permit either party to terminate the Merger Protocol, nor provide for alteration of the Exchange Ratio, as a result of the price of Barclays Ordinary Shares or ABN AMRO Ordinary Shares or Barclays ADSs or ABN AMRO ADSs falling below any minimum price or rising above any maximum price.
Offer and Merger Process
The Offer will remain open for a minimum of 20 business days in the United States or, if required by law in any other jurisdiction in which the Offer is made, 30 calendar days. The Closing Date will be the initial date on which the Offer closes for acceptance, unless Barclays, with reasonable input from ABN AMRO, decides to extend the Offer, in which case the Closing Date shall be the last date on which the extended Offer closes. Barclays may also, with reasonable input from ABN AMRO, decide the duration of the initial Acceptance Period and of any extension thereof.
In the event Barclays declares the Offer unconditional, Barclays may, with reasonable input from ABN AMRO, and in accordance with market practice and applicable rules and regulations, publicly announce a post-acceptance period and accept each ABN AMRO Ordinary Share, that is tendered after the date of Barclays official notice to declare the Offer unconditional.
Consultation Process and Information Sharing
Subject to confidentiality and certain other restrictions, the parties have each agreed to: (a) allow the other party and its advisers reasonable access to its directors, board members, certain agreed senior employees, information, documentation and advisers as may be reasonably requested by the other party in connection with the Offer or Merger (except in respect of any Alternative Proposal or Barclays Alternative Proposal (as defined below)); (b) furnish the other party and its advisers as soon as such is available, with regular updates on financial results and developments material to its group; and

(c) provide such customary assistance reasonably requested by the other party in connection with any financing or regulatory compliance obligations affected by the Offer and Merger or related matters.
Barclays and ABN AMRO have agreed to consult and cooperate in respect of relevant matters in preparation for the Offer, including on public relations and any change of control issues triggered by the Offer and the change of control contemplated thereby, subject to the terms and provisions of the Merger Protocol, and, except with respect to a Competing Offer (as defined below), notify each other promptly and provide relevant information of any event or circumstance it may become aware of and which could reasonably be expected to (a) have a significant impact on the fulfilment of the conditions to the Offer and/or Merger, (b) prejudice the success of the Offer or (c) cause or constitute a material breach of any covenants or agreements in the Merger Protocol, provided that any delay in or absence of such notification by either party shall not prejudice any of such party’s rights under the Merger Protocol.
LaSalle Agreement
ABN AMRO Bank has entered into the LaSalle Agreement and ABN AMRO agrees that it will keep Barclays fully and promptly informed of the progress of the transaction contemplated by the LaSalle Agreement and further agrees, without the prior written approval of Barclays (such approval not to be unreasonably withheld or delayed), not to amend or vary the LaSalle Agreement in any material respect or waive any of its material rights thereunder. Should the LaSalle Agreement be terminated without completion of the sale of LaSalle, ABN AMRO will, after consultation with Barclays, appoint a financial adviser to assist with the process to find an alternative buyer for LaSalle. Such process shall include the goal of achieving the highest possible price for the sale, taking into account all relevant considerations such as the suitability of the potential bidders and the time to completion of the regulatory process in the United States. ABN AMRO has further agreed to provide Barclays with copies of all material documents relating to the potential sale and, in advance of (a) the publication of any sale materials, (b) any key decision or (c) the issue of any material correspondence, to consult with Barclays and take into account Barclays reasonable comments and representations. The final terms of any sale will be subject to Barclays prior written approval (such approval not to be unreasonably withheld).
Barclays proposes to use approximately €12 billion (£8.1 billion) of the capital released from the sale of LaSalle to Bank of America, previously intended to be returned to Barclays Shareholders post the Merger, to repay borrowings incurred in order to fund part of the Cash Consideration.
ABN AMRO Share Plans
The parties will seek to agree, prior to the Commencement Date, on an offer to be made by Barclays to exchange all existing awards and options under the ABN AMRO employee share plans with new awards and options over Barclays Shares on terms satisfying the requirements of the relevant ABN AMRO employee share plan. Barclays will consult with ABN AMRO prior and in relation to the making of such an offer and shall take into account ABN AMRO’s reasonable suggestions or requests.
If the parties fail to agree in respect of such offer prior to Commencement Date, any of the ABN AMRO Boards and corporate body or committee with authority with respect to the ABN AMRO employee share plans may discretionally exercise any of its authority to accelerate vesting following a change in control of ABN AMRO or cancel any awards or options in return for a cash payment to the holders of such awards or options and resolve that any award or option granted under the ABN AMRO employee share plans become vested and exercisable as a result of the Offer, provided that existing awards or options that may in accordance with the plan rules be pro-rated on a time and/or performance basis are so pro-rated and provided that in the event any awards or options are satisfied in cash, the total cash amount does not exceed €250 million.
ABN AMRO Shareholder Meeting
ABN AMRO will, after the date on which the Offer commences, send a notice to convene an extraordinary general meeting of shareholders to take place on 20 September 2007 in order to, among other things, provide required information concerning the Offer and Merger. ABN AMRO has agreed with Barclays to convene an extraordinary general meeting of shareholders following the date the Offer is declared unconditional to effect changes to the ABN AMRO Boards, such meeting to be held at such time after the first Settlement Date under the Offer as Barclays may choose.

Barclays Shareholders’ Meetings
Barclays will, on the date on which the Offer commences, include in the Circular notices to convene an extraordinary general meeting of Barclays Shareholders and an ordinary shareholder class meeting at which resolutions will be proposed to approve, among other things, the Offer and Merger and the implementing measures thereof, and the increase of Barclays authorised share capital and the issuance of the new Barclays Ordinary Shares.
Union and Works Council Communications
The parties have agreed to inform the unions of (a) the reasoning behind the Offer and Merger, (b) the intentions with respect to future business strategy and the related social, economic and legal consequences of the Offer and Merger, and (c) any intended measures that will be taken in respect of such strategy. The unions will subsequently be given the opportunity to discuss the timing and manner of informing the employees of ABN AMRO. The parties will also cooperate fully and coordinate in relation to informing and, to the extent legally required, obtaining advice from their respective works councils on the Offer and Merger.
Director and Officer Indemnification
Barclays and ABN AMRO have each agreed to indemnify each individual to become a member of a board of a company in its respective group, as of the time the Offer is declared unconditional, for any damages, costs, liabilities or expenses incurred by such individual arising out of inaccuracies or material misstatements in the parts of the applicable disclosure documentation for which such individual is or was responsible solely in his capacity as a proposed member of the relevant board with respect to the period prior to such person becoming a director to the same extent as available to members of the applicable board on the date of such documentation.
Post-Closing Actions
The parties desire that Barclays acquire all ABN AMRO Ordinary Shares, including any ABN AMRO Ordinary Shares not tendered in the Offer. Under Dutch law, such ABN AMRO Ordinary Shares may be acquired pursuant to compulsory buy-out procedures or takeover buy-out procedures. A cross border legal merger may also take place, in which ABN AMRO would be the disappearing entity, and as a result of which ABN AMRO Shareholders would become Barclays Shareholders. Alternatively, Barclays may effect its acquisition of the remaining ABN AMRO Shares through any other legal means permitted. Any such post-offer actions will be structured and implemented in a reasonably efficient manner, from operational, legal and tax perspectives, taking into account relevant circumstances and applicable laws.
Conditions to the Merger
Conditions to Commencement of the Offer
Mutual conditions.
Under the Merger Protocol, the obligation of Barclays to make the Offer was subject to each of the following conditions having been satisfied or waived by Barclays and ABN AMRO:

•	all notifications, filings and applications necessary or appropriate in connection with the Merger or Offer and their implementation and the satisfaction of other conditions to the Offer or Merger have been made (other than those notifications, filings or applications that cannot be made until after the Commencement Date);

•	all authorisations (other than with respect to the disclosure documentation) required for making the Offer have been obtained where the failure to obtain those authorisations (a) would result in Barclays violating any law, (b) reasonably could materially and adversely to affect ABN AMRO, Barclays or the Combined Group or (c) would otherwise mean that Barclays cannot reasonably be expected to continue with the Offer or Merger;

•	Barclays and ABN AMRO have received written notification from the DNB and FSA confirming that the FSA will be lead supervisor of the Combined Group and act as the coordinator in relation to the Combined Group following completion of the Offer and the other arrangements and/or requirements that the DNB or FSA will implement or require in relation to the Combined Group, and neither party has received any notification from the DNB or FSA indicating there is likely to be any change with respect to the matters set out in such notifications;

•	clearances and confirmations from the relevant tax authorities in the Netherlands and the United Kingdom that, after the completion of the Offer Barclays will be considered to be resident for tax purposes in the United Kingdom, that, after consummation of the Offer, have been obtained in terms reasonably satisfactory to Barclays and ABN AMRO and that none of such clearances or confirmations has been withdrawn or modified;

•	all requisite employee consultations and information procedures with employee representative bodies of ABN AMRO and Barclays have been completed;

•	the AFM and UKLA have approved, or declared they have no further comments on, the relevant disclosure documentation, and the US Offer Document has become effective under the Securities Act and no stop order suspending the effectiveness of the US Offer Document shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn;

•	there is no indication that the Barclays Ordinary Shares issued pursuant to the Offer will not be admitted to the Official List, admitted to trading on the LSE, authorised for listing on the London Stock Exchange, Euronext Amsterdam and the Tokyo Stock Exchange, nor that the Barclays Ordinary Shares or Barclays ADSs issued pursuant to the Offer will not be approved for listing on the NYSE;

•	Euronext Amsterdam has confirmed it has no further comments on the proposed amendments to the ABN AMRO Articles of Association;

•	the FTSE 100 Committee has provided written confirmation to the effect that Barclays Ordinary Shares will continue to be included in the FTSE 100 Index following the Offer being declared unconditional and the issue of the New Barclays Ordinary Shares;

•	the parties have not received notification from the AFM that the preparations of the Offer are in breach of Netherlands laws pursuant to which securities institutions would not be permitted to cooperate with the execution and completion of the Offer;

•	no condition to the Merger has become permanently incapable of fulfilment and not been waived; and

•	the Merger Protocol has not been terminated.

Additional Barclays conditions
Under the Merger Protocol, the obligation of Barclays to make the Offer was subject to the following conditions having been satisfied (or waived by Barclays) and each of the conditions set out below have been either satisfied or waived by Barclays:

•	no ABN AMRO Material Adverse Change has occurred prior to the closing of the Offer;

•	there has been no event, circumstance or series of linked events or circumstances not fairly disclosed in ABN AMRO’s 2006 annual report or annual accounts or otherwise disclosed that can be expected to have a negative impact of 5 per cent. or more on ABN AMRO’s 2006 consolidated operating income;

•	Barclays has reasonably determined that the conditions to the Merger pertaining to regulatory approvals will be fulfilled as of the anticipated Closing Date;

•	If required, at least 60 (sixty) calendar days have passed following the date on which Barclays application, if required, under Section 3 of the United States Bank Holding Company Act of 1956, as amended, has been accepted for processing by the FRB;

•	no third party has decided to, or indicated any intention to, implement or threaten any frustrating action as defined in the Merger Protocol such that the parties cannot be reasonably be expected to continue with the Merger or declared the Offer unconditional;

•	all necessary corporate action has been taken in connection with the appointment of the nominated individuals to the supervisory board and management board of ABN AMRO Bank and

Barclays (Netherlands) subject to and with effect as of the time the Offer is declared unconditional; and

•	no circumstance, occurrence or development has occurred since the date of the Merger Protocol that will constitute or constitutes suspension or limitation of trading in ABN AMRO Ordinary Shares or Formerly Convertible Preference Finance Shares (other than on a temporary basis in the ordinary course of trading).

Additional ABN AMRO conditions
Under the Merger Protocol, the obligation of Barclays to make the Offer was subject to each of the following conditions having been satisfied (or waived by ABN AMRO) and each of the conditions set out below have been either satisfied or waived by ABN AMRO:

•	no Barclays Material Adverse Change (as defined below) has occurred prior to the closing of the Offer;

•	there has been no event, circumstance or series of linked events or circumstances not fairly disclosed in Barclays 2006 annual report or annual accounts or otherwise disclosed that can be expected to have a negative impact of 5 per cent. or more on Barclays 2006 consolidated operating income;

•	ABN AMRO has reasonably determined that the conditions to the Merger pertaining to regulatory approvals will be fulfilled as of the anticipated Closing Date of the Offer;

•	no third party has decided to, or indicated any intention to, implement or threaten any frustrating action as defined in the Merger Protocol, such that the parties cannot be reasonably be expected to continue with the Merger; and

•	no circumstance, occurrence or development has occurred since the date of the Merger Protocol that will constitute or constitutes suspension or limitation of trading in Barclays Ordinary Shares (other than on a temporary basis in the ordinary course of trading).
In the event any condition to the Offer becomes permanently incapable of fulfilment as a result of a breach of the Merger Protocol by either party for whose benefit the condition is expressed to be agreed, the condition shall be deemed to be waived by such party and the ability to waive or invoke such condition shall pass to the other party.
Certain additional conditions which were originally conditions to the making of the exchange offer are now to be treated as conditions to the Offer.
Conditions to completion of the Offer
Mutual conditions
The obligation of Barclays to complete the Merger and to declare the Offer unconditional is subject to each of the following conditions having been satisfied (or waived by both Barclays and ABN AMRO if and to the extent such waiver is permitted):

•	all notifications, filings and applications necessary or appropriate in connection with the Offer or Merger have been made, all applicable statutory or regulatory obligations have been complied with, all authorisations and consents have been obtained, and relevant waiting periods have expired;

•	the competent regulatory authorities in the Netherlands have given their declaration of no objection and the FSA has granted its approval of each person who will acquire control over any person which is a member of the Combined Group, or the relevant waiting period has expired;

•	Barclays and ABN AMRO have received confirmation from the DNB that it has no objection to the parties’ proposal for the composition of the managing and supervisory boards of ABN AMRO Bank, and the FSA has approved the nomination of the proposed directors to the Barclays Board;

•	all approvals have been received or notices have been filed under US federal or state banking laws that are necessary for completion of the Offer and Merger, and all required waiting periods have expired;

•	the European Commission has declared the Offer compatible with the common market or has granted its approval to the Offer, and the applicable waiting period under the HSR Act has expired or been terminated;

•	all the above remain in full force and effect, and none is subject to any material term or conditions not fulfilled or satisfied;

•	neither Barclays nor ABN AMRO has received any notification from the DNB or FSA that there is likely to be a change in the supervisory, reporting or regulatory capital arrangements that will apply to the Combined Group;

•	the tax clearances from the relevant UK and Dutch tax authorities have not been withdrawn or amended;

•	the US Offer Document has become effective under the US Securities Act and no stop order suspending the effectiveness of such registration statement has been issued and or is in effect and no proceedings for that purpose has been initiated by the SEC nor withdrawn;

•	prior to the closing date of the Offer and subject to the Offer being declared unconditional, the Barclays general meeting of shareholders shall have unconditionally passed all appropriate resolutions or such resolutions have otherwise been effected;

•	confirmation has been given that the New Barclays Ordinary Shares will be admitted to the Official List of the UKLA, and admitted to trading on the LSE, authorised for listing on the LSE, Euronext and the Tokyo Stock Exchange, and the New Barclays Ordinary Shares and New Barclays ADSs will be approved for listing on the NYSE;

•	neither Barclays nor ABN AMRO has received notification from the FTSE 100 Committee that it intends to withdraw or modify its confirmation provided to Barclays before the making of the Offer;

•	the parties have not received notification from the AFM that the preparations of the Offer are in breach of Netherlands law pursuant to which securities institutions would not be permitted to cooperate with the execution and completion of the Offer; and

•	the Merger Protocol has not been terminated.
Additional Barclays conditions
The obligation of Barclays to complete the Merger and to declare the Offer unconditional subject to each of the following conditions having been satisfied (or waived by Barclays, unless otherwise indicated):

•	at least 80 per cent. of the issued ABN AMRO Ordinary Shares have been tendered and not withdrawn under the Offer or are otherwise held by Barclays; if such percentage represents less than 50 per cent. plus one of the voting rights represented by the outstanding share capital of ABN AMRO and less than 50 per cent. of the ABN AMRO Ordinary Shares in ABN AMRO’s issued and outstanding ordinary share capital, this condition may not be waived except with the approval of the Supervisory Board;

•	no ABN AMRO Material Adverse Change has occurred prior to the closing of the Offer;

•	there has been no event, circumstance or series of linked events or circumstances not fairly disclosed in ABN AMRO’s 2006 annual report or annual accounts or otherwise disclosed that can be expected to have a negative impact of 5 per cent. or more on ABN AMRO’s 2006 consolidated operating income;

•	no third party has decided, or indicated an intention, to implement or threaten any frustrating action (as defined in the Merger Protocol), such that the parties cannot be expected to continue with the Merger or declare the Offer unconditional;

•	no circumstance, occurrence or development has occurred since the date of the Merger Protocol that will constitute or constitutes suspension or limitation in trading of ABN AMRO Ordinary Shares or convertible shares (other than on a temporary basis in the ordinary course of trading);

•	all regulatory approvals required for completion of the LaSalle Agreement (or a purchase and sale agreement with another party) in accordance with its terms have been obtained and the LaSalle Agreement has completed in accordance with its terms or a purchase and sale agreement with another party with respect to the sale of LaSalle has completed in accordance with its terms;

•	no Materially Burdensome Regulatory Condition having been or being reasonably likely to be imposed;

•	relevant regulatory consents to the investment by China Development Bank in Barclays Ordinary Shares have been obtained;

•	to the extent required DNB has given consent to ABN AMRO and ABN AMRO Bank in relation to a distribution relating to the LaSalle proceeds after the offer no finance part of the Cash Consideration;

•	no third party shall declare or reaffirm that it makes or intends to make an offer or an amended offer for shares in ABN AMRO. In case this offer condition is not fulfilled, Barclays may change the consideration offered in the Offer, provided that the change shall not comprise a decrease of the consideration offered in the Offer compared to the consideration offered by the Offer just prior to the time the change is made. (For so long as the Merger Protocol is not terminated, Barclays agrees with ABN AMRO that it shall not invoke this Condition without announcing a change to the consideration offered in the Offer, unless it has obtained the prior written agreement of ABN AMRO);

•	the Managing Board and the Supervisory Board having confirmed in writing, and having made an appropriate press release confirming, their unanimous recommendation of the Offer for acceptance by the holders of ABN AMRO Ordinary Shares and the ABN AMRO ADSs.

•	Barclays and ABN AMRO have received copies of resignation letters from those members of the ABN AMRO Boards and the ABN AMRO Bank managing and supervisory boards who, it has been agreed, shall resign subject to the Offer being declared unconditional; and

•	The Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO which acts as depository for the ABN AMRO underlying convertible preference finance shares — for which the DR Preference Shares have been issued has irrevocably agreed with Barclays and ABN AMRO that, subject to:

•	the Offer being declared unconditional;

•	an undertaking of Barclays not to exercise more voting rights on the Underlying Convertible Preference Finance Shares than it could exercise as a DR Preference Shareholder as long as the ABN AMRO Ordinary Shares are listed on Euronext Amsterdam; and

•	the amendment of the terms of the DR Preference Shares necessary for an exchange by Barclays of DR Preference Shares for ABN AMRO underlying convertible preference finance shares and any other actions as may be legally required to enable such exchange, it will take all necessary action to exchange any DR Preference Shares for ABN AMRO underlying convertible preference finance shares, if and when requested by Barclays.
Additional ABN AMRO Conditions.
The obligation of ABN AMRO to complete the Merger is conditioned upon the following conditions being satisfied (or waived by ABN AMRO):

•	no Barclays Material Adverse Change has occurred prior to the Closing Date;

•	there has been no event, circumstance or series of linked events or circumstances not fairly disclosed in Barclays 2006 annual report or annual accounts or otherwise disclosed that can be expected to have a negative impact of 5 per cent. or more on Barclays 2006 consolidated operating income;

•	no third party has decided, or indicated an intention, to implement or threaten any frustrating action as defined in the Merger Protocol, such that the parties cannot be expected to continue with the Merger or declare the Offer unconditional;

•	no circumstance, occurrence or development has occurred since the date of the Merger Protocol that will constitute or constitutes suspension of or limitation in trading in Barclays Ordinary Shares (other than on a temporary basis in the ordinary course of trading); and.

•	Barclays and ABN AMRO have received copies of resignation letters from those members the Barclays Board and the board of Barclays Bank who, it has been agreed, shall resign subject to the Offer being declared unconditional.
In addition, if any condition to the Merger becomes permanently incapable of fulfilment because of a breach of the Merger Protocol by the party for whose benefit the condition is expressed to be agreed, such condition shall be deemed to be waived by such party and the ability to waive shall pass to the other party.
Material Adverse Change
A “Material Adverse Change” means, with respect to either party (herein referred to as the affected party):

(i)	an event or circumstance that could be expected to result in a material adverse effect on the business, financial or capital position, assets, operational performance or prospects of either ABN the affected party’s group taken as a whole, not arising as a result of (a) a general economic decline in the financial services and banking industry, (b) a general economic decline affecting both parties in a similar and proportionate way; (c) any matter known to the other party or its advisers from information available publicly pursuant to regulatory filing procedures, applicable law, regulation or rules or otherwise fairly disclosed by the affected party to the other party or its advisers prior to the date of the Merger Protocol and which matter the other party could be expected to know at the signing of the Merger Protocol would constitute such an event if not for the disclosure; or (d) the announcement, making and implementation of the Offer; or

(ii)	a change since the date of the Merger Protocol in national or international capital markets (including an adverse change in applicable tax laws), financial, political or economic conditions or currency exchange rates or exchange controls (whether or not arising as a result of or in connection with any outbreak or escalation of hostilities or declaration of war or national emergency or act of terrorism or other national or international calamity), not arising as a result of (x) a general economic decline in the financial services and banking industry, (y) a general economic decline affecting both parties in a similar and proportionate way or (z) the announcement, making and implementation of the Offer.
Exclusivity
Under the Merger Protocol, the “Exclusivity Period” is the period commencing on the date of the Merger Protocol and ending on the earlier of 1 March 2008 (if the Offer has not yet been declared unconditional) and the date on which the Merger Protocol is terminated.
Restrictions during the Exclusivity Period in respect of ABN AMRO
ABN AMRO has agreed that neither it nor its representatives, during the Exclusivity Period, will initiate, solicit, or enter into discussions or negotiations with, provide any confidential information to, or enter into any agreement with, any third party regarding the making of a bona fide unsolicited offer or proposal involving the acquisition of, or for the making of an offer for, all or a substantial part of the issued share capital or the whole or any material part of the undertaking, business or assets of ABN AMRO, or any bona fide unsolicited proposal involving a merger, consolidation or demerger involving ABN AMRO or material reorganisation or re-capitalisation of ABN AMRO (an “Alternative Proposal”), except as disclosed by ABN AMRO to Barclays prior to the execution of the Merger Protocol. Following receipt by ABN AMRO of an Alternative Proposal or an unsolicited indication of interest in making an Alternative Proposal, ABN AMRO may have contacts with such third party to understand the contents of the Alternative Proposal, provided that ABN AMRO complies with the notice requirements to Barclays described below. Subject to the terms of the exclusivity, ABN AMRO shall also be allowed to continue discussions with a third party existing as at the date of the Merger Protocol, provided that it has notified Barclays thereof.
ABN AMRO has agreed to notify Barclays promptly of any communication, invitation, approach or inquiry, or any request for information, received by ABN AMRO or its representatives from any third party in relation to an Alternative Proposal, it being understood that ABN AMRO shall advise Barclays of the identity of such third party and the proposed consideration and other principal terms of such Alternative Proposal, so as to enable Barclays to consider its position in light of the Alternative Proposal and to assess its potential effects on the Offer and the Offer’s chances of success. ABN AMRO has further agreed to keep Barclays informed of any discussions or developments with respect to such Alternative Proposal. This notification requirement applies equally to activities disclosed by ABN AMRO to Barclays prior to the execution of the Merger Protocol.
In the event of a third party communicating an Alternative Proposal to ABN AMRO and the ABN AMRO Boards concluding, while acting in good faith and observing their applicable fiduciary duties, that such Alternative Proposal would be likely to constitute or develop into a Competing Offer (as defined below in “Competing Offer for ABN AMRO”), ABN AMRO will promptly give written notice thereof to Barclays. After giving such notice, ABN AMRO may, subject to the terms of the exclusivity, engage in discussions or negotiations in relation to the Alternative Proposal with such third party and disclose confidential information to such third party.
Before engaging in discussions or negotiations with a third party regarding an Alternative Proposal or disclosing confidential information to any third party, ABN AMRO must first seek to enter into a confidentiality and standstill agreement with such third party on terms materially no less favourable to ABN AMRO than the terms of the preliminary transaction agreement entered into with Barclays and dated 21 March 2007.
ABN AMRO is not permitted to provide a third party with any confidential information it has not provided to Barclays unless it also promptly provides such confidential information to Barclays. ABN AMRO has further agreed not to enter into any break fee arrangement, incentive fee, cost compensation or any similar arrangement with any third party in connection with an Alternative Proposal, except as permitted in respect of a Competing Offer.
Under the Merger Protocol, ABN AMRO confirmed that it was not, at the date of signing of the Merger Protocol, in negotiations, activities or discussions with any third party that could lead to an Alternative Proposal or a Competing Offer and that it had not been in any such negotiations, activities or discussions which it expected could be revived or re-commenced after the date thereof, except as fairly disclosed prior to the Merger Protocol’s execution.
Restrictions During the Exclusivity Period in Respect of Barclays
Barclays has agreed that neither it nor its representatives, during the Exclusivity Period (as defined below), will initiate, solicit, or enter into discussions or negotiations with, provide any confidential information to, or enter into any agreement with any third party regarding the making of a bona fide unsolicited offer or proposal involving the acquisition of, or for the making of an offer for, all or a substantial part of the issued share capital or the whole or any material part of the undertaking, business or assets of Barclays, or any bona fide unsolicited proposal involving a merger, consolidation or demerger involving Barclays or material reorganisation or re-capitalisation of Barclays (a “Barclays Alternative Proposal”), except as disclosed by Barclays to ABN AMRO prior to the Merger Protocol’s execution. Following receipt by Barclays of a Barclays Alternative Proposal or an unsolicited indication of interest in making a Barclays Alternative Proposal, Barclays may have contacts with such third party to understand the contents of the Barclays Alternative Proposal, provided that Barclays complies with the notice requirements to Barclays described below. Subject to the terms of the exclusivity, Barclays shall also be allowed to continue discussions with a third party existing as at the date of the Merger Protocol.
Barclays has agreed to notify ABN AMRO promptly of any communication, invitation, approach or inquiry, or any request for information, received by Barclays or its representatives from any third party in relation to a Barclays Alternative Proposal, it being understood that Barclays shall advise ABN AMRO of the identity of such third party and the proposed consideration and other principal terms of such Barclays Alternative Proposal, so as to enable ABN AMRO to consider its position in light of the Barclays Alternative Proposal and to assess its potential effects on the Offer and the Offer’s chances of success. Barclays has further agreed to keep ABN AMRO informed of any discussions or developments with respect to such Barclays Alternative Proposal.
In the event of a third party communicating a Barclays Alternative Proposal to Barclays and the Barclays Board concluding, while acting in good faith and observing their applicable fiduciary duties, that it may be required to consider such Barclays Alternative Proposal, Barclays shall promptly give written notice thereof to ABN AMRO. After giving such notice, Barclays may, subject to the terms of the exclusivity, engage in discussions or negotiations in relation to the Barclays Alternative Proposal with such third party and disclose confidential information to such third party.

Barclays has further agreed not to enter into any break fee arrangement, incentive fee, cost compensation or any similar arrangement with any third party in connection with a Barclays Alternative Proposal, unless the Barclays Board’s recommendation has been withdrawn.
Under the Merger Protocol, Barclays confirmed that it was not, at the date of signing of the Merger Protocol, in negotiations, activities or discussions with any third party that could lead to an Alternative Proposal and that it had not been in any such negotiations, activities or discussions which it expected could be revived or re-commenced after the date thereof, except as fairly disclosed prior to the Merger Protocol’s execution.
Competing Offer for ABN AMRO
The Merger Protocol contains detailed provisions outlining the circumstances in which ABN AMRO may respond to competing offers received from third parties. A “Competing Offer” is an unsolicited written bona fide proposal from a third party involving an attempt to effect a change of control of ABN AMRO by way of a merger or through an offer for more than 50 per cent. of ABN AMRO’s voting or ordinary share capital or through an offer for the acquisition of all or substantially all (to mean at least 95 per cent. of all assets shown in the ABN AMRO consolidated balance sheet as at 31 December 2006) the assets, undertakings or business of ABN AMRO, which proposal is binding on the third party and which proposal is determined in the reasonable opinion of the ABN AMRO Boards, after having considered the advice of outside advisers, acting in good faith and observing their applicable fiduciary duties, to be a more beneficial offer than the Offer, specifically taking into account the overall terms set out in the Merger Protocol.
In the event the ABN AMRO Boards determine that they intend to recommend the Competing Offer:

•	ABN AMRO shall promptly notify Barclays, including in such notice confirmation that the ABN AMRO Boards intend, acting in good faith and observing their fiduciary duties under applicable laws and in the absence of a Barclays revised offer, to recommend the Competing Offer for ABN AMRO and the most current version of such Competing Offer;

•	Barclays shall have five Business Days following the date on which it receives such notice to communicate to the ABN AMRO Boards a Barclays revised offer;

•	in the event that either (a) Barclays fails to communicate a revised offer within five Business Days after having received such notice or (b) the ABN AMRO Boards reaffirm to Barclays in writing at the end of such period, after taking into account any Barclays revised offer, that the ABN AMRO Boards intend acting in good faith and observing their fiduciary duties under applicable laws to recommend the Competing Offer, each of ABN AMRO and Barclays shall be entitled to terminate the Merger Protocol with immediate effect, subject to compensatory amounts or rights to otherwise terminate, and the ABN AMRO Boards may recommend the Competing Offer; and

•	if Barclays communicates a revised offer to the ABN AMRO Boards which the ABN AMRO Boards decide to recommend, ABN AMRO shall notify the third party proposing the Competing Offer that it does not intend to recommend such Competing Offer and publicly announce the terms of Barclays revised offer to be publicly recommended by the ABN AMRO Boards. ABN AMRO and Barclays shall not therefore be permitted to terminate the Merger Protocol, and ABN AMRO and Barclays and their applicable representatives shall continue to enjoy and be bound by their respective rights and obligations under the Merger Protocol, including in relation to any other Competing Offer.
Barclays has agreed not to cast the votes attached to any ABN AMRO Ordinary Shares acquired by it for its own account (i.e. outside in the ordinary course of its investment banking, stock broking, asset or fund management businesses) after the date of the Merger Protocol (a) in favour of any shareholder resolutions in connection with an offer by Barclays for all of the ABN AMRO Ordinary Shares no longer being recommended by the ABN AMRO Boards or (b) against any shareholder resolutions in connection with a Competing Offer recommended by the ABN AMRO Boards.
Under the Merger Protocol, as amended on 30 July 2007, ABN AMRO is entitled to engage in discussions or negotiations with the Consortium and to provide the Consortium with certain confidential information, without ABN AMRO having to notify Barclays that the Managing Board and the Supervisory Board have concluded that the offer announced by the Consortium on 20 July 2007 would be reasonably likely to constitute or develop into a Competing Offer (as defined in the Merger Protocol).

Termination
The Merger Protocol and the rights and obligations thereunder will immediately terminate,

•	if not all the conditions to the commencement of the Offer have been fulfilled or duly waived, as permitted, on or before 1 November 2007;

•	if, upon expiration of the offer period, including any such extension thereof, the Offer has not been declared unconditional on or before 1 March 2008;

•	if, upon expiration of the Acceptance Period, including any such extension thereof, not all of the conditions to the completion of the Offer are fulfilled and the Offer is not declared unconditional or extended; or

•	if the Merger Protocol is otherwise terminated by Barclays or ABN AMRO.
The Merger Protocol may be terminated at any time prior to the completion of the Offer by ABN AMRO,

•	if Barclays materially breaches any provision of the Merger Protocol or laws applicable to either party in connection with the transactions described herein;

•	if the Barclays Board determines, after having considered the advice of outside legal and financial advisers, acting in good faith and observing its applicable fiduciary duties, that it intends to withdraw its recommendation and informs ABN AMRO that it intends to do so; or

•	if any member of the Barclays Board qualifies his or her unanimous recommendation of the Offer or makes any contradictory public statements unless the Barclays Board reaffirms its recommendation by way of public announcement as soon as possible within 24 hours of becoming aware of such contradictory public statement.
The Merger Protocol may additionally be terminated at any time prior to the completion of the Offer by Barclays,

•	if ABN AMRO materially breaches any provision of the Merger Protocol or laws applicable to either party in connection with the transactions described herein; or

•	if any member of the ABN AMRO Boards (a) makes any contradictory public statement with respect to the Offer that would constitute a significant change in the ABN AMRO Boards’ position as an expression of support for the strategic benefits of the combination or (b) makes any public statement recommending any Alternative Proposal, unless the ABN AMRO Boards shall have reaffirmed by way of a public announcement the ABN AMRO Boards’ position with respect to the Offer and that the ABN AMRO Boards do not recommend any Alternative Proposal as soon as possible within 24 hours of them becoming aware of the statement described in (a) or (b).
The Merger Protocol may additionally be terminated at any time prior to the completion of the Offer by either party in case of all of the following:

•	ABN AMRO receives a Competing Offer;

•	ABN AMRO promptly informs Barclays in writing of the Competing Offer pursuant to and in compliance with the Merger Protocol; and

•	either (a) Barclays fails to communicate a revised offer within five Business Days after having received notice of the Competing Offer or (b) the ABN AMRO Boards reaffirm to Barclays in writing at the end of such five-day period, after taking into account any revised offer from Barclays, that the ABN AMRO Boards intend to recommend the Competing Offer.
Notwithstanding any provision to the contrary, neither party shall be permitted to terminate the Merger Protocol if either such party’s failure to comply with any provisions of the Merger Protocol has been the cause of, or materially contributed to, the non- fulfilment of any condition to the Offer or the Merger.
Compensation for loss and damages
An amount of €200 million shall be paid by ABN AMRO to Barclays by way of compensation for loss and damages as follows:

•	if ABN AMRO or Barclays terminates the Merger Protocol;

•	as a result of the ABN AMRO Boards recommending a Competing Offer;

•	following non-fulfilment of any condition to the Offer or Merger where the main cause of such non-fulfilment is ABN AMRO’s breach of the Merger Protocol; or

•	if Barclays terminates the Merger Protocol

•	as a result of a material breach of the Merger Protocol by ABN AMRO; or

•	as a result of a contradictory public statement by ABN AMRO, in the absence of a material breach by Barclays of the Merger Protocol and settlement of the Offer or any other offer by Barclays for ABN AMRO shares having occurred.
An amount of €200 million shall be paid by Barclays to ABN AMRO by way of compensation for loss and damages as follows:

•	if ABN AMRO or Barclays terminates the Merger Protocol

•	as a result of a revocation of the recommendation by the Barclays Board; or

•	following non-fulfilment of any condition to the Offer or Merger where the main cause of such non-fulfilment is Barclays breach of the Merger Protocol; or

•	if ABN AMRO terminates the Merger Protocol

•	as a result of a material breach of the Merger Protocol by Barclays; or

•	as a result of a contradictory public statement by Barclays, in the absence of a material breach by ABN AMRO of the Merger Protocol and settlement of the Offer or any other offer by Barclays for ABN AMRO shares having occurred.
Barclays and ABN AMRO have acknowledged that, under the Merger Protocol as it existed prior to the Second Merger Protocol Amendment Letter, dated 30 July 2007, withdrawal of the recommendation of the Offer by the ABN AMRO Boards would have resulted in a right for Barclays to terminate the Merger Protocol and to receive immediate payment of €200 million by way of compensation for loss and damages suffered. Barclays has agreed that, in view of Barclays and ABN AMRO’s desire not to terminate the Merger Protocol and the continued support of the ABN AMRO Boards, Barclays will defer the collection of the €200 million unless and until Barclays terminates the Merger Protocol in accordance with its terms. Barclays shall not be entitled to receive this sum if the Offer has been declared unconditional or if the ABN AMRO Boards renew their recommendation of the Offer and Barclays terminates the Merger Protocol during the currency of that recommendation.
Conduct of business pending the Merger
Under the Merger Protocol, until the earlier of the Settlement Date and the date on which the Merger Protocol is terminated, Barclays and ABN AMRO have agreed to conduct their respective businesses and operations in the ordinary and usual course of business consistent with best practices, preserve intact business organisation and assets, maintain rights, franchises and authorisations and existing relations with customers, employees, suppliers, business associates and governmental authorities, and refrain from taking any action which may impair its ability to perform its obligations under and related to the Merger Protocol.
Each of Barclays and ABN AMRO has further agreed to comply with the following (except as otherwise indicated) except with the prior written consent of the other party:

•	not to make any material changes to its corporate or group structure;

•	not to merge, demerge or consolidate with or into any other company or business, except for any such transaction solely among its subsidiaries, or change its or its business’ identity or character;

•	not to enter into any capital commitment or investment that individually (or taken with other such commitments or investments which could be regarded as constituting a single commitment or investment) amounts to €250 million or more and has not been provided for in such party’s 2007 budget or fairly disclosed to the other party before the date of the Merger Protocol, other than (a) intra-group capital investments and (b) loans and investments in the ordinary course of business consistent with past practice, including private equity investments;

•	not to create, extend, grant, issue or allow any third-party rights over any of its material assets, except in the ordinary course of business;

•	not to amend its articles of association or equivalent or similar constitutional documents, except for changes to the constitutional documents of its direct and indirect subsidiaries not material to the relevant group taken as a whole, or to the rights attaching to any shares in any member of its group;

•	not to propose to nominate any new members to any of the ABN AMRO Boards, except that ABN AMRO may propose to nominate a new member of the Supervisory Board to its general meeting of shareholders held on 26 April 2007;

•	not to agree to, declare or pay any dividend or any distribution in kind except for (a) the proposed dividends relating to the financial year ended 31 December 2006 and any interim dividends in respect of the financial year commencing 1 January 2007, provided that any such interim dividend is consistent with such party’s dividend policy prevailing as at the date of the Merger Protocol and does not exceed reasonable market expectations as on 20 April 2007 and (b) any distributions due under the terms of preference shares and hybrid capital instruments issued or agreed to be issued as at the date of the Merger Protocol;

•	to the extent in the best interest of the relevant group company, to maintain the services of its directors, officers and key employees, and its business relationships with key customers and others having material business dealings with its group;

•	in relation to employees and consultants, to make no material change to any contract term or compensation or benefits arrangements unless the change is (a) consistent with existing policies and governance processes in operation at the time of execution of the Merger Protocol, (b) commercially necessary or reasonably desired and (c) would not materially adversely affect any of the agreed planned synergy savings;

•	except in the ordinary course of the party’s private equity or merchant bank business, not to acquire or dispose of any material legal entities or businesses or a material part of its assets (including strategic stakes) or engage in a series of such acquisitions or disposals, with legal entities, businesses or parts of assets material if having a book value of or being bought or sold for €500 million or more;

•	not to settle or initiate any litigation or arbitration or similar proceedings involving an amount of €250 million or more after announcement of the Offer (with any series of proceedings (or claims) arising out of the same or substantially the same originating cause to be treated as one proceeding (or claim));

•	not to make any changes with respect to accounting policies or procedures, except as (a) required by applicable law or changes in applicable generally accepted accounting principles or (b) as either party, after consulting the advice of its regulated public accounting firm and with the other party, determines in good faith advisable to conform to best accounting practices;

•	not to make or alter any material tax election or take any material position on any material tax return filed on or after the date hereof or adopt any tax method therefore that is inconsistent with elections made, positions taken, or methods used in preparing or filing any tax return in prior periods or settle or otherwise finally resolve any dispute with respect to an amount of tax of €250 million or more;

•	to procure that neither it nor any other member of its group:

•	issues, authorises or proposes the issue of additional shares of any class or securities in its capital or similar securities or transfer or sells or authorises or proposes the transfer or sale of shares out of treasury (save as between such party and its subsidiaries and save for the issue or transfer out of treasury of shares on the exercise of options granted before the date of the Merger Protocol in the ordinary course of business);

•	enters into, varies, authorises or proposes to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) of a long-term, unusual or onerous nature and which may be material in the context of its group or which is likely to be restrictive on the business of any member of the Combined Group;

•	proposes, agrees to provide or modifies in material respect the terms of any share option or incentive scheme;

•	makes, agrees or consents to any significant change to the terms or benefits of any pension scheme established for directors, employees or dependents of such, or carries out any act which may lead to the commencement of the winding up of the pension scheme or which could give rise to a liability arising pursuant to any law or regulation applicable to the scheme, or agrees to make any additional funding to the pension scheme as part of any negotiations with the trustees of the pension scheme other than as required by applicable law or under the terms or rules of the pension scheme or as has been fairly disclosed to the other party prior to the date of the Merger Protocol;

•	implements, effects or authorises any merger, demerger, or liquidation or apply for bankruptcy or suspension of payments or enters into negotiations with any one or more of its creditors with a view to the readjustment or rescheduling of its debts, or enters into any similar transaction or arrangement, otherwise than in the ordinary course of business and except for any such transaction solely among subsidiaries provided it does not involve any insolvent liquidation, application for bankruptcy or suspension of payment or entering into negotiations with any one or more creditors with a view to the readjustment or rescheduling of its debt or similar actions; nor

•	purchases, redeems or repays any of its own shares or other securities or reduces or makes any other change to any part of its share capital to an extent which is material in the context of its group (save that ABN AMRO is permitted to repurchase any of its ordinary shares at a price not exceeding, at the time of the repurchase, the Exchange Ratio multiplied by a short-term average Barclays Ordinary Share price converted to Euro and Barclays is permitted to repurchase any of the Barclays Ordinary Shares at a price not exceeding the market price of such shares at the time of repurchase);

•	generally not to do anything that could be expected to compromise the proposed synergy plans as discussed between the parties and delivery of the underlying savings;

•	not to trade in or encourage any other party to trade in any shares or other securities of either the other party, as long as it has price sensitive information except for any actions in the ordinary course of each party’s respective businesses, provided that such actions could not result in a breach of any applicable law or regulations with respect to the use of price sensitive information;

•	ABN AMRO has agreed that all risk transfers for capital and risk management purposes in respect of subordinated capital instruments including either or both tier one or two securities must comply with the rules of the FSA;

•	ABN AMRO has agreed that no member of the ABN AMRO Group shall tender any ABN AMRO Ordinary Shares held by it into the Offer; and

•	ABN AMRO is prohibited from distributing by any means proceeds received under the LaSalle Agreement on a sale of LaSalle.
Notwithstanding the foregoing, the Merger Protocol provides that either party may undertake certain actions during the period from the date of the Merger Protocol until the earlier of the date of the settlement of the Offer or the date on which the Merger Protocol is terminated. Namely, either party may complete (a) any disposals of assets, undertaking and businesses fairly disclosed to the other party in writing prior to the execution of the Merger Protocol, or (b) such other disposals with gross sale proceeds not to exceed €500 million and the aggregate value of the gross sale proceeds of any such disposals not to exceed €2.5 billion, provided that (i) any such disposal is entered into on an arm’s-length basis and at the best market price available, (ii) in relation to any disposal with an individual value of more than €500 million, a fairness opinion has been issued by an independent reputable international investment bank, (iii) such party gives the other party notice at least two Business Days prior to any proposed agreement or public announcement and takes into account such other party’s reasonable requests and (d) such party keeps the other party fully informed of progress in relation to any such disposal.
Subject to the need to observe fiduciary duties, none of the members of the Barclays Board shall withdraw, modify or qualify the unanimous recommendation by the Barclays Board as set out in the Merger Protocol and shall not make any contradictory public statements as to their position with respect to the Offer (including by way of statements concerning any Barclays Alternative Proposal) nor fail to announce or reaffirm their unanimous recommendation as required under the Merger Protocol unless it has been terminated. Subject to the need to observe fiduciary duties and ABN AMRO’s right to discuss

Competing Offers, none of the members of the ABN AMRO Boards shall (a) make any contradictory public statement with respect to the Offer that would constitute a significant change in the ABN AMRO Boards’ position as an expression of support for the strategic benefits of the combination or (b) make any public statement recommending any Alternative Proposal with respect to ABN AMRO, unless (i) ABN AMRO has consulted with Barclays about such statement prior to it being made public, or (ii) ABN AMRO or Barclays has terminated the Merger Protocol.
Disputes and Arbitration
Under the Merger Protocol, Barclays and ABN AMRO have agreed that the governing law shall be Dutch law and all disputes will be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute, with each party appointing one arbitrator and the two appointed arbitrators appointing a third to act as chairman (or in the case of summary arbitral proceedings the unitary arbitrator shall be appointed by the President of the London Court of International Arbitration). The place of arbitration shall be Amsterdam.
In addition, if ABN AMRO or Barclays disagrees that any of the pre-offer conditions or offer conditions have not been fulfilled or waived and submits a notice of disagreement, a binding adviser agreed upon by both Barclays and ABN AMRO will settle the dispute by way of a binding advice under article 7:900 and further of the Dutch Civil Code and in accordance with the terms of the binding adviser, as set out in the Merger Protocol. The binding adviser will settle the dispute as binding adviser, not as arbitrator.
Further, in the event either party is party to proceedings against a third party in a dispute relating to the Merger Protocol or the Offer or any agreements resulting therefrom, the other party shall be entitled to demand to be allowed to join and/or intervene in the proceedings against such third party.
Fees and Expenses
Whether or not the Offer and Merger are consummated, all costs and expenses incurred by either party in connection with the preparation for, or performance of, its obligations under the Merger Protocol or in connection with the preparation or conclusion of the Offer will be paid by the party incurring the expense, except as otherwise expressly provided in the Merger Protocol.
Temasek Subscription Agreement
On 23 July 2007, Barclays, Clover Investments (Mauritius) Pte Ltd (the “First Investor”), Centaura Investments (Mauritius) Pte Ltd (the “Second Investor”), Baytree Investments (Mauritius) Pte Ltd (the “Third Investor”), Fullerton Management Pte Ltd (“Holdco”) and JPMorgan Cazenove Limited (“JPMC”) entered into a subscription agreement (the “Temasek Subscription Agreement”). Holdco, the First Investor, the Second Investor and the Third Investor are wholly owned subsidiaries of Temasek. The Temasek Subscription Agreement sets out the terms and conditions pursuant to which Barclays will issue and allot to the First Investor and the Second Investor the Subscription Shares (as defined below). Please see the description of the Subscription and Transfer Agreement below for details on the consideration mechanics under the Temasek Subscription Agreement.
Under the Temasek Subscription Agreement, the First Investor agreed to subscribe for the Unconditional Temasek Shares at a price of £7.20 per share. The subscription of the Unconditional Temasek Shares by the First Investor is not conditional upon the outcome of the Offer.
The Second Investor agreed to subscribe up to 195,945,946 new Barclays Ordinary Shares (the “Second Subscription Shares”) at a price of £7.40. The subscription of the Second Subscription Shares by the Second Investor is conditional upon, inter alia, (i) the Offer being declared unconditional, (ii) the terms of the Offer, as announced by Barclays on 23 July 2007 not being amended without the prior consent of the Second Investor, and (iii) Barclays complying with its obligations in relation to the allotment and issue of the Unconditional Temasek Shares.
The Temasek Subscription Agreement further provided that in order to ensure that Barclays Shareholders have the opportunity to subscribe for new Barclays Ordinary Shares on the same financial terms as the Second Investor, JPMC would co-ordinate the offering of 229,729,730 new Barclays Ordinary Shares at the price of £7.40 per new Barclays Ordinary Share to Barclays Shareholders and the Second Investor agreed that the total number of Second Subscription Shares which it would subscribe would be determined after allocating from the maximum number of new Barclays Ordinary Shares that it was willing to subscribe (being 195,945,946) up to 64,189,189 placing shares in order that those shares could be allotted to existing Barclays Shareholders. (The placing pursuant to these provisions was implemented on 23 and 24 July 2007 and, as a result, the number of the Second Subscription Shares was reduced to 152,980,748).
The Third Investor purchased warrants in respect of 60,897,436 new Barclays Ordinary Shares at the price of £1.00 on 23 July 2007. The warrants have an exercise price of £7.80 per Barclays Ordinary Share and become exerciseable only after the Offer becomes unconditional. The warrants are then exerciseable for a period of two years thereafter.
Under the Temasek Subscription Agreement, Holdco undertakes to perform the payment obligations of the First Investor and the Second Investor in respect of the Unconditional Temasek Shares and the Second Subscription Shares (together, the “Subscription Shares”) in the event that either the First Investor or the Second Investor fails to do so.
In addition, the Temasek Subscription Agreement provides that, conditional upon the Merger being declared unconditional, until such time as Temasek Holdings (Private) Limited and its wholly owned subsidiaries, when taken together, cease to hold such number of Barclays Ordinary Shares as together comprise at least two per cent. of Barclays issued share capital, the First Investor, the Second Investor and the Third Investor shall be entitled to require the appointment or reappointment of one Barclays Non-executive Director (the “Investor Director”) or to remove such Investors Director.
The Temasek Subscription Agreement contains customary representations, warranties and undertakings.
The Option Agreement and Subscription and Transfer Agreement
In connection with the subscriptions by Temasek and the Clawback Placing, Barclays, Odysseus Jersey (No. 1) Limited (“JerseyCo”), and JPMC entered into an option agreement dated 23 July 2007 (the “Option Agreement”) and a subscription and transfer agreement dated 23 July 2007 (the “Subscription and Transfer Agreement”), in respect of the subscription and transfer of certain ordinary shares of no par value in the capital of JerseyCo and certain redeemable preference shares of no par value in the capital of JerseyCo. These arrangements are part of a “cashbox” structure pursuant to which the Barclays Ordinary Shares to be issued to Temasek under the Temasek Subscription Agreement, and certain of those to be issued to places under the Clawback Placing, will be issued for non-cash consideration as described below. Under the terms of these agreements:

(i)	JPMC agreed to subscribe for certain ordinary shares of no par value in the capital of JerseyCo, and Barclays and JPMC entered into put and call options in respect of the ordinary shares of no par value in the capital of JerseyCo subscribed for by JPMC that are exercisable if the subscription of the Unconditional Temasek Shares and the Second Subscription Shares (together the “Subscriptions”) and/or the Clawback Placing do not proceed;

(ii)	JPMC agreed to apply the proceeds of each Subscription and the Clawback Placing (less certain fees, costs, expenses and other amounts) to subscribe for certain redeemable preference shares of no par value in the capital of JerseyCo; and

(iii)	JPMC agreed to transfer to Barclays all the ordinary shares of no par value in the capital of JerseyCo and redeemable preference shares of no par value in the capital of JerseyCo following the Subscriptions and the Clawback Placing in consideration for the allotment by Barclays of New Barclays Ordinary Shares to the First Investor, the Second Investor and the relevant Barclays Shareholders and certain other institutional investors under the Clawback Placing pursuant to the Temasek Subscription Agreement as described above.
Accordingly, instead of receiving cash as consideration for the allotment of new Barclays Ordinary Shares to the First Investor, the Second Investor and the relevant Barclays Shareholders and certain other institutional investors under the Clawback Placing, at the conclusion of the Subscriptions and the Clawback Placing, Barclays will have the right to acquire the entire issued ordinary and redeemable preference share capital of JerseyCo, whose only assets are its cash reserves, representing an amount equivalent to the net proceeds of the Subscriptions and the Clawback Placing.
CDB Subscription Agreement
On 23 July 2007, Upper Chance Group Limited (the “Investor”) and China Development Bank (“CDB”) entered into a subscription agreement (the “CDB Subscription Agreement”). The CDB Subscription Agreement sets out the terms and conditions pursuant to which Barclays will issue and allot to the

Investor the Unconditional CDB Shares at a price of £7.20 per share (the “Subscription Price”). The consideration for the allotment and issue of the Unconditional CDB Shares shall be the payment by the Investor of an amount equal to the product of the Subscription Price and the number of Unconditional CDB Shares.
The subscription of the Unconditional CDB Shares by the Investor is not conditional upon the outcome of the Offer.
The Investor purchased warrants on 23 July 2007 in respect of 60,897,436 new Barclays Ordinary Shares at the price of £1.00 (the “Warrants”). The warrants have an exercise price of £7.80 per Barclays Ordinary Share and become exerciseable only after the Offer becomes unconditional. The warrants are then exerciseable for a period of two years thereafter.
Under the CDB Subscription Agreement, CDB undertakes to perform the payment obligations of the Investor in respect of the Unconditional CDB Shares and the Warrants in the event that the Investor fails to do so.
The Investor further undertakes that it will not without Barclays prior written consent, for a three year period from the date of the agreement, acquire, enter into an agreement to acquire or make or announce an offer for any Barclays Ordinary Shares, Barclays ADSs, ABN AMRO Ordinary Shares or ABN AMRO ADSs. This undertaking will not apply in certain circumstances, including (a) in respect of the subscription for the shares subscribed for pursuant to the Conditional CDB Investment Agreement, or (b) after the completion of any procedure to squeeze-out any minority shareholders in ABN AMRO, in respect of transactions which would result in the Investor or a CDB Group Member having an interest of less than ten per cent.
In addition, the CDB Subscription Agreement provides that until the Investor and/or any CDB Group Members, when taken together, cease to hold such number of Barclays Ordinary Shares as equals the lesser of the number of Subscription Shares or three per cent. of Barclays’ issued share capital, the Investor shall be entitled to require the appointment or reappointment of one Barclays Non-executive Director (the “Investor Director”) or to require the removal of such Investor Director by Barclays as soon as is reasonably practicable.
The CDB Subscription Agreement contains customary representations, warranties and undertakings.
The Conditional CDB Investment Agreement
On 23 July 2007, Barclays, Upper Chance Group Limited (the “Investor”), CDB and JPMC entered into a conditional investment agreement (the “Conditional CDB Investment Agreement”). The Conditional CDB Investment Agreement sets out the terms and conditions pursuant to which the Investor has agreed to make cash payments to Barclays (for the benefit of holders of ABN AMRO Ordinary Shares and ABN AMRO ADSs who accept the Offer) in part settlement of the Cash Consideration to be made available to holders of ABN AMRO Ordinary Shares and ABN AMRO ADSs who validly accept the Offer, in consideration of Barclays allotting and issuing new Barclays Ordinary Shares to the Investor. Barclays shall make such allotments in consideration of (i) holders of ABN AMRO Ordinary Shares and ABN AMRO ADSs tendering their ABN AMRO Ordinary Shares or ABN AMRO ADSs (or, in the case of a holder of ABN AMRO Ordinary Shares or ABN AMRO ADSs accepting the Primary Exchange, the Barclays (Netherlands) Shares) in the Offer and (ii) the Investor’s undertaking to make the cash payments referred to above.
The Conditional CDB Investment Agreement provides that the Investor agreed to subscribe up to 692,567,568 new Barclays Ordinary Shares (the “Subscription Shares”) at a price of £7.40. The subscription of the Subscription Shares by the Investor is conditional upon, inter alia, (i) the Offer being declared unconditional, (ii) the terms of the Offer, as announced by Barclays on 23 July 2007, not being amended without the prior consent of the Investor, and (iii) these conditions being satisfied on or prior to 1 March 2008.
Furthermore, the Conditional CDB Investment Agreement provided that, in order to ensure that certain Barclays shareholders have the opportunity to subscribe for new Barclays Ordinary Shares on the same financial terms as the Investor, JPMC would co-ordinate the offering of 229,729,730 Barclays Ordinary Shares to Barclays Shareholders at a price of £7.40 per Barclays Ordinary Share and the Investor agreed that the total number of new Barclays Ordinary Shares which it would subscribe would be determined after allocating from the maximum number of new Barclays Ordinary Shares that it was willing to subscribe (being 692,567,568) up to 165,540,541 new Barclays Ordinary Shares in order that those shares could be allotted to Barclays shareholders. (The placing pursuant to these provisions was implemented on 23 and 24 July 2007 and as a result, the number of the Second Subscription Shares was reduced to 581,760,321).
Under the Conditional CDB Investment Agreement, CDB undertakes to perform the payment obligations of the Investor in respect of the Subscription Shares in the event that the Investor fails to do so.
The Conditional CDB Investment Agreement contains customary representations, warranties, indemnities and undertakings.
Warrants
As referred to above, on 23 July 2007, Barclays issued to each of Upper Chance Group Limited, a subsidiary of China Development Bank, and Baytree Investments (Mauritius) Pte Ltd, a subsidiary of Temasek, warrants exercisable during a period of two years from the date on which the Merger becomes unconditional. The warrants held by each entity are in respect of 60,897,436 Barclays Ordinary Shares and are exerciseable at a strike price of £7.80 per Barclays Ordinary Share.

10.2	ABN AMRO Material Contracts

The following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the ABN AMRO Group: (i) within the two years immediately preceding the date of this document which are, or may be, material to the ABN AMRO Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the ABN AMRO Group as at the date of this document:
Antonveneta Agreement
ABN AMRO entered into a share purchase agreement (the “Antonveneta Agreement”) on 26 September 2005 with Banca Popolare Italiana (“BPI”), Fingruppo Holding S.p.A. (“Fingruppo”), G.P. Finanziaria S.p.A. (“GP”), Tiberio Lonati, Fausto Lonati, Ettore Lonati (“Lonati Brothers”), and Magiste International S.A. (collectively the “Sellers”) for the acquisition of shares in Banca Antoniana Popolare Veneta S.p.A. (“Antonveneta”).
On 30 December 2005, the Antonveneta Agreement was executed with respect to the transfer to ABN AMRO Bank by BPI, of the stake held by BPI in Antonveneta’s share capital, i.e., 79,919,783 ordinary shares representing 25.884 per cent. of Antonveneta share capital.
Pursuant to the Antonveneta Agreement, on 1 March 2006 interests in Banca Antonveneta held by Fingruppo, GP and Lonati Brothers were transferred to ABN AMRO Bank. ABN AMRO Bank acquired a further 79.9 million shares in Antonveneta from BPI on 2 January 2006, to increase its share in Antonveneta to 55.8 per cent.
Following purchases of shares in the open market, a public offering and the exercise of ABN AMRO Bank’s right under Italian law to acquire minority shareholdings, ABN AMRO Bank now owns 100 per cent. of the issued share capital of Antonveneta.
Each of the Sellers, with respect to whom the Antonveneta Agreement has or shall have actual effects (also pursuant to article 1381 of the Italian Civil Code, i.e., guaranteeing the execution by its controlling companies, the Sellers’ subsidiaries and the subsidiaries of their controlling companies as well as their directors, auditors and top management) promised, on a several basis, effective from the closing date, and contingent upon execution of the Antonveneta Agreement, to fully indemnify ABN AMRO Bank from any loss, liability or expense related to any claim, right or legal action that could possibly be brought against the Sellers with respect to any pledge or other encumbrances or lien or any obligation assumed by the Sellers towards third parties and concerning the participation sold.
The Sellers with respect to whom the Antonveneta Agreement has been or will be actually performed (also pursuant article 1381 of the Italian Civil Code, i.e., guaranteeing the execution by its controlling companies, the Sellers’ subsidiaries and the subsidiaries of their controlling companies as well as their directors, auditors and top management) undertook vis-à-vis ABN AMRO Bank (including companies controlling ABN AMRO Bank and/or companies currently and in the future controlled by ABN AMRO Bank, its and their directors, auditors, top management and employees) to waive any action, proceeding, claim of any nature before any court, concerning the purchases of Antonveneta’s ordinary shares executed prior to the signing date of the Antonveneta Agreement.

LaSalle Agreement
On 22 April 2007 ABN AMRO Bank entered into an agreement with Bank of America pursuant to which ABN AMRO Bank agreed to the sale of LaSalle to Bank of America for $21 billion in cash subject to certain adjustments linked to the financial performance of LaSalle before the closing of the sale. These, with other key terms are set out below.
Purchase Price Adjustment
If the sum of (i) the actual net income of LaSalle for the three months ended 31 March 2007 and (ii) the net income of LaSalle, with certain limited adjustments, for the period commencing on 1 April 2007 and concluding on the earlier of the date of the closing of the sale of LaSalle and 31 December 2007 (the “Measurement Period”), is less than the Income Threshold (as defined below), the $21 billion purchase price will be decreased by the amount of the shortfall. “Income Threshold” means at any time the amount equal to the sum of (a) the product of (x) US$600 million and (y) a fraction, the numerator of which is the number of calendar days that have elapsed during the Measurement Period and the denominator of which is 274; and (b) $270 million.
Certain Pre-Closing Actions
Prior to the closing of the sale, ABN AMRO Bank will cause LaSalle to distribute the stock of its subsidiary ABN AMRO WCS Holding Company to ABN AMRO Bank or an affiliate of ABN AMRO Bank. Prior to the closing of the sale, ABN AMRO Bank will convert $6.148 billion of intercompany debt owed by LaSalle to ABN AMRO Bank or affiliates of ABN AMRO Bank into shares of common stock of LaSalle’s parent holding company that will be purchased by Bank of America pursuant to the LaSalle Agreement. The additional shares to be issued as a result of the conversion are included in the $21 billion purchase price, as may be adjusted as described above.
Conditions to Completing the Sale of LaSalle to Bank of America
The obligations of Bank of America and ABN AMRO Bank to complete the sale are subject to the following material conditions:

•	receipt of approval of the Federal Reserve Board and the expiration of any waiting periods under the Bank Holding Company Act of 1956, as amended and the HSR Act;

•	accuracy of the other party’s representations and warranties, except, (1) in the case of ABN AMRO Bank, for inaccuracies that, in the aggregate, would not have a material adverse effect on LaSalle, and that do not constitute material inaccuracies in ABN AMRO Bank’s capitalisation and authority representations, and (2) in the case of Bank of America, for inaccuracies that, in the aggregate, would not materially impede Bank of America’s ability to consummate the transaction;

•	material compliance by each party with its obligations and covenants under the LaSalle Agreement; and

•	the absence of any order, injunction, decree or judgment issued by a governmental entity prohibiting the completion of the transaction, and the absence of any action by or settlement with the US Department of Justice or any US Attorney’s Office imposing a material restriction, condition or burden on LaSalle or Bank of America (including any of its subsidiaries).
A material adverse effect on LaSalle is any event, circumstance, change or effect that has a material adverse effect on the business, results of operations or financial condition of LaSalle, but excluding any effects to the extent resulting from (1) changes in generally accepted accounting principles, regulatory accounting requirements, laws, rules or regulations applicable to depositary institutions or their holding companies generally; (2) changes in political conditions generally or in general or regional economic or market conditions affecting depositary institutions and their holding companies generally; (3) public disclosure of the LaSalle Agreement; and (4) certain actions or inactions required by the LaSalle Agreement or requested by Bank of America. In addition, a material adverse effect occurs with respect to a party if there is an event that prevents such party from consummating the transactions contemplated by the LaSalle Agreement.

Efforts to Complete the Sale of LaSalle to Bank of America
The parties have agreed to take all commercially reasonable actions necessary or advisable to comply promptly with all legal requirements that may be imposed on such party with respect to the sale, including in connection with obtaining any third-party consent that may be required to be obtained in connection therewith, as well as to obtain any consent, authorisation, order or approval of, or any exemption by, any governmental entity that is required or advisable to be obtained.
The parties have agreed to take all commercially reasonable actions to resolve any objections that may be asserted by any governmental entity with respect to the sale, and that it would be commercially reasonable for Bank of America to take any action, or commit to take any action, or agree to any condition or restrictions, in connection with obtaining the foregoing approvals of governmental entities or third parties, unless doing so would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of LaSalle or Bank of America (measured on a scale relative to LaSalle) following the closing of the sale. The parties have also agreed that any actions, conditions or restrictions that relate to Bank of America’s compliance with the conditions in Section 3(d)(2) of the Bank Holding Company Act of 1956, as amended, or the Bank Merger Act relating to the nationwide deposit cap and to any applicable state deposit caps would be deemed not to have a such a material adverse effect.
Non-Solicitation
In the LaSalle Agreement, ABN AMRO Bank agreed that, except for the actions permitted during the solicitation period described below, it would terminate any discussion with any person with respect to any Acquisition Proposal (as defined below). ABN AMRO Bank also agreed that, except for the actions permitted during the solicitation period described below, ABN AMRO Bank and its affiliates would not, directly or indirectly, take certain actions, including soliciting competing Acquisition Proposals or participating in discussions or negotiations relating thereto. “Acquisition Proposal” means any offer or proposal, or any indication of interest in making an offer or proposal, made by a person or group at any time which is structured to permit such person or group to acquire, directly or indirectly, beneficial ownership of LaSalle pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the sale of LaSalle to Bank of America, any transaction expressly permitted under the conduct of business covenants described below and any transaction involving a combination with or acquisition of ABN AMRO Bank and its affiliates substantially as a whole (but, in such latter case, would preserve the rights and obligations under the LaSalle Agreement).
Solicitation Period
For a period beginning April 22, 2007 and continuing for 14 calendar days, ABN AMRO Bank and its representatives were permitted to solicit Acquisition Proposals from any Qualified Purchaser (as defined below) relating to the purchase of LaSalle (including by way of providing access to non-public information pursuant to a confidentiality agreement no less favorable to ABN AMRO Bank than the existing confidentiality agreement between ABN AMRO Bank and Bank of America) and conduct discussions with respect to Acquisition Proposals. “Qualified Purchaser” means any US or foreign bank or bank holding company that is reasonably capable of entering into, within the 14-day solicitation period, an alternative acquisition agreement.
If ABN AMRO Bank had received an Acquisition Proposal from any Qualified Purchaser prior to the end of the 14-day period that ABN AMRO Bank concluded in good faith constituted a Superior Proposal (as defined below), ABN AMRO Bank was permitted to enter into an agreement with respect to such Superior Proposal. “Superior Proposal” means any bona fide Acquisition Proposal made in writing that (1) is on terms that ABN AMRO Bank determines in its good faith judgment (after taking into account all legal, financial, regulatory and other aspects of the proposal, including likelihood of consummation) is superior from a financial point of view to the LaSalle Agreement for ABN AMRO Bank’s shareholders and (2) is for cash and is not subject to any financing condition.
Match Right
If ABN AMRO Bank had entered into an alternative agreement, Bank of America would have had a period of five business days thereafter to revise the terms of the LaSalle Agreement so that the Acquisition

Proposal ceased to constitute a Superior Proposal. If Bank of America had revised the terms of the LaSalle Agreement such that ABN AMRO Bank had concluded that the alternative agreement no longer constituted a Superior Proposal, the alternative agreement would have automatically terminated (without any cost, liability or obligation to LaSalle, Bank of America or their respective subsidiaries). If during such period, Bank of America did not revise the terms of the LaSalle Agreement accordingly, ABN AMRO Bank was permitted to terminate the LaSalle Agreement, subject to payment by ABN AMRO Bank to Bank of America of a $200 million by way of compensation.
Termination
The LaSalle Agreement can be terminated at any time prior to the closing of the sale by mutual consent and by either party in the following circumstances:

•	if any required regulatory approval is denied, and such denial is final and non-appealable, or any governmental entity of competent jurisdiction has issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the consummation of the sale of LaSalle to Bank of America;

•	if the closing of the sale of LaSalle to Bank of America has not occurred on or before May 1, 2008 (provided that the right to terminate the LaSalle Agreement for this reason is not available to any party whose action or failure to act was the cause of or resulted in the failure of the closing to occur on or before such date and such action or failure to act constituted a breach of the LaSalle Agreement); or

•	if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breaching party is using all commercially reasonable efforts to cure such breach.
The LaSalle Agreement could also have been terminated pursuant to the solicitation period provisions described above.
If the LaSalle Agreement is terminated pursuant to the termination provisions described above, neither party will have any liability or further obligation to the other party except for certain limited continuing covenants and except that any such termination will not relieve a breaching party from liability for any willful and material breach of the LaSalle Agreement.
Indemnification
From and after the closing of the sale, ABN AMRO Bank is required to indemnify Bank of America and its officers, directors, employees, agents, advisers, representatives and affiliates for losses to the extent resulting or arising from breaches of certain of ABN AMRO Bank’s covenants, the businesses excluded from the sale of LaSalle to Bank of America, liabilities of ABN AMRO Bank to the extent not related to the business being acquired and certain specified pre-closing tax and ERISA matters.
From and after the closing of the sale, Bank of America is required to indemnify ABN AMRO Bank and its officers, directors, employees, agents, advisers, representatives and affiliates for losses to the extent resulting or arising from breaches of Bank of America’s covenants and liabilities of LaSalle to the extent not related to the businesses excluded from the sale of LaSalle to Bank of America.
Conduct of Business Covenants
ABN AMRO Bank has agreed that, until the earlier of the closing and the termination of the LaSalle Agreement, it will, and will cause LaSalle and each of its subsidiaries to: (1) conduct LaSalle’s business in all material respects in the usual, regular and ordinary course consistent with past practice; and (2) use commercial reasonable efforts to maintain and preserve intact the business organisations and goodwill of LaSalle’s business and such business’s current relationships with customers, regulators, employees and other persons with which such business has significant business or other relationships.
ABN AMRO Bank has further agreed during that period not to undertake certain actions without the prior written consent of Bank of America (which may not be unreasonably withheld or delayed), including certain actions relating to indebtedness, dividends, capital expenditures, share and option transactions, sales and acquisitions of assets, compensation, employee benefits, settlement of litigation and other accounting, tax or business management policies.

Other Covenants
Bank of America and ABN AMRO Bank have agreed to cooperate to effect on mutually acceptable terms the transfer to LaSalle of the ownership interests in two Chicago properties that were subject to a sale/leaseback arrangement with ABN AMRO Bank.
All intercompany debt, agreements and accounts between LaSalle, on the one hand, and ABN AMRO Bank, on the other hand, will be repaid, settled or terminated effective as of the closing of the transaction, with the parties discussing in good faith the appropriate method to settle intercompany indebtedness and intercompany derivative contracts.
The parties have agreed to identify and transfer between LaSalle and ABN AMRO Bank certain funding subsidiaries.
ABN AMRO Bank has agreed to take certain actions with respect to certain voting rights of shares of preferred stock issued by ABN AMRO North America Holding Company and its subsidiaries.
The parties have agreed to certain other customary covenants.
Representations and Warranties
The LaSalle Agreement contains customary representations and warranties for transactions of this type, including representations by ABN AMRO Bank as to corporate organisation, capitalisation, requisite corporate authority to enter into the agreements contemplated by the sale, consents and approvals, regulatory filings, financial statements, undisclosed liabilities, absence of certain changes since December 31, 2006, legal proceedings, tax and employee benefit matters, compliance with law, material contracts, investment securities and derivative instruments, environmental matters, insurance, properties, intellectual property, sufficiency of assets, investment adviser and broker/dealer subsidiaries, intercompany arrangements, divested businesses and broker’s fees.
Choice of Law and Jurisdiction
The LaSalle Agreement provides that it is to be interpreted, construed and governed by New York law.
The parties agreed to submit to the exclusive jurisdiction of the federal courts in New York (or if federal court jurisdiction is not available, in New York state court) in respect of any claim, dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of the LaSalle Agreement.

11.	Significant Subsidiaries

11.1	Barclays is the parent company of the Barclays Group. The following table contains a list of Barclays subsidiary undertakings which are considered by Barclays to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Barclays Group.

			Percentage held by
	Country of		subsidiary undertakings
Subsidiary	incorporation	Principal activities	of Barclays

Barclays Bank of Botswana Limited	Botswana	Banking	74.9
Barclays Bank Egypt SAE	Egypt	Banking	100
Barclays Bank PLC	England	Banking, holding company	100	*
Barclays Mercantile Business Finance Limited	England	Loans and advances including leases to customers	100
Barclays Global Investors UK Holdings Limited	England	Holding company	92.3
Barclays Global Investors Limited	England	Investment management	92.3	*
Barclays Life Assurance Company Limited	England	Life and pension business	100
Barclays Bank Trust Company Limited	England	Banking, securities industries and trust services	100
Barclays Stockbrokers Limited	England	Stockbroking	100

			Percentage held by
	Country of		subsidiary undertakings
Subsidiary	incorporation	Principal activities	of Barclays

Barclays Capital Securities Limited	England	Securities dealing	100
Barclays Global Investors Pensions Management Limited	England	Investment management	92.3	*
FIRSTPLUS Financial Group PLC	England	Secured loans	100	*
Gerrard Investment Management Limited	England	Investment Management	100	*
Barclays Bank of Ghana Limited	Ghana	Banking	100
Barclays Insurance (Dublin) Limited	Ireland	Payment protection insurance	100	*
Barclays Assurance (Dublin) Limited	Ireland	Payment protection assurance	100	*
Barclays Private Clients International Limited[2]	Isle of Man	Banking	100	*
Barclays Capital Japan Limited[3]	Japan	Securities dealing	100	*
Barclays Private Bank & Trust Limited	Jersey	Banking, holding company	100	*
Barclays Bank of Kenya Limited	Kenya	Banking, financial and related services	68.5
Absa Group Limited	South Africa	Banking	57.6
Barclays Bank SA	Spain	Banking	99.7
Barclays Bank (Suisse) S.A.	Switzerland	Banking and trust services	100	*
Barclays Capital Inc.	US	Securities dealing	100	*
Barclays Financial Corporation	US	Credit card issuer	100
Barclays Global Investors, National Association	US	Investment management and securities industry	92.3	*
Barclays Bank of Zimbabwe Limited	Zimbabwe	Banking	68	*

1.	The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in these subsidiaries are held directly by Barclays Bank except where marked*.

2.	Barclays Bank is the beneficial owner of 38.1 per cent. of shares and Barclays Holdings (Isle of Man) Limited is the beneficial owner of 61.9 per cent. of shares.

3.	Barclays Capital Japan Limited, Tokyo Branch was licensed to operate in Japan as a branch of a foreign principal subsidiary incorporated in the Cayman Islands until 30 April 2006. Pursuant to changes in the Japanese law, a Japanese domestic company was incorporated on 8 November 2005 into which the entire business was transferred in from the branch as at 30 April 2006. This domestic company was renamed Barclays Capital Japan Limited.

12.	Working Capital Statement

Barclays is of the opinion that, taking account of available facilities and existing cash resources, the working capital available to the Barclays Group is sufficient for its present requirements, that is, for at least the next twelve months from the date of the publication of this document.

13.	Barclays Litigation

13.1	Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. The class seeks to recover a total of approximately $40 billion from all defendants in Newby, as well as two other similar actions brought against other financial institutions. On 20 July 2006, Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank and Barclays Capital Inc. in the Newby litigation. On 4 December 2006, in response to the plaintiffs’ procedural objections, the District Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. On 19 March 2007, the United States Court of Appeals for the Fifth Circuit issued its decision on an appeal by Barclays and two other financial institutions contesting a ruling by the District Court allowing the Newby litigation to proceed as a class action. The Court of Appeals held that because no proper claim against Barclays and the other financial institutions had been alleged by the plaintiffs, the case could not proceed against them. The plaintiffs have applied to the United States Supreme Court for a review of this decision. Pending the outcome of further appellate proceedings, the District Court has stayed the Newby litigation.

13.2	Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Save as disclosed in sub-paragraphs 13.1 and 13.2 above of this paragraph “Barclays Litigation”, no member of the Barclays Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Barclays is aware) which may have, or have had during the 12 months preceding the date of this document, a significant effect on Barclays financial position or profitability.

14.	Other Barclays matters

14.1	Barclays has been in negotiations with the staff of the SEC with respect to a settlement of the SEC’s investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the SEC would have a significant adverse effect on its financial position or operating results.

14.2	On 3 November 2006 Barclays announced that it had reached a settlement in principle with Enron in the Enron bankruptcy proceedings. A settlement agreement was signed on 30 November 2006 and became effective on 3 January 2007. The settlement has had no negative impact on Barclays earnings as an adequate provision had already been made for the likely cost in prior periods. In reaching the settlement Barclays has denied any wrongdoing or liability.

15.	ABN AMRO Litigation

15.1	On 26 April, 2007, certain ABN AMRO Shareholders filed suit in the Enterprise Chamber of the Amsterdam Court of Appeal seeking, among other things, a ruling forbidding ABN AMRO from proceeding with the sale of LaSalle to Bank of America without shareholder approval. On 3 May 2007, the Enterprise Division of the Amsterdam Court of Appeal issued a provisional injunction restraining ABN AMRO from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO’s Shareholders. On 15 May 2007, ABN AMRO filed in the Supreme Court of The Netherlands an appeal requesting that the Supreme Court nullify the ruling of the Enterprise Chamber of the Amsterdam Court of Appeal issued on 3 May 2007. Bank of America had filed a similar appeal with the Supreme Court of The Netherlands on 15 May 2007 as did Barclays. On 26 June 2007, the Advocate General to the Supreme Court of the Netherlands published a recommendation to the Supreme Court to nullify the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on 3 May 2007. This recommendation is independent legal advice issued to the Supreme Court. On 13 July 2007 the Supreme Court of the Netherlands upheld the appeals filed by ABN AMRO, Bank of America and Barclays against the decision of the Enterprise Chamber of the Amsterdam Court of Appeal. The Supreme Court nullified the decision of the Enterprise Chamber of the Amsterdam Court of Appeal and irrevocably dismissed the request of certain ABN AMRO Shareholders for a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without the approval of ABN AMRO’s Shareholders.

15.2	On 27 April 2007, a purported class action lawsuit relating to the Merger was filed in New York State Court against ABN AMRO, each member of the Managing Board and Supervisory Board and Bank of America. With the consent of all defendants, Bank of America subsequently removed the lawsuit from New York State Court to the United States District Court of the Southern District of New York. The lawsuit, Halpert Enterprises, v. ABN AMRO Holding N.V., et al., generally alleges, among other things, that members of the Managing Board and Supervisory Board violated their fiduciary duties by, among other things, failing to obtain maximum consideration for the whole of ABN AMRO and entering into the LaSalle Agreement to discourage other bids. The complaint seeks a judicial determination that the termination fee is unenforceable and a declaration that the

Merger Protocol was entered into in breach of fiduciary duties and therefore is unlawful and unenforceable.

15.3	On 4 May 2007, Bank of America filed a lawsuit in the United States District Court of the Southern District of New York against ABN AMRO. The lawsuit, Bank of America Corporation v. ABN AMRO BANK N.V. and ABN AMRO Holding N.V., generally alleges, among other things, that ABN AMRO breached its representation in the LaSalle Agreement that no shareholder vote was necessary regarding the sale of LaSalle. The complaint seeks injunctive relief that ABN AMRO be precluded from negotiating for the sale of LaSalle except as provided for in the “go shop” provision of the LaSalle Agreement, an order of specific performance for the delivery of LaSalle to Bank of America and unspecified money damages. Following the 13 July 2007 decision of the Supreme Court of the Netherlands and pursuant to a stipulation of the parties on 27 July 2007 the court dismissed Bank of America’s lawsuit without prejudice.

15.4	On 15 May 2007, certain ABN AMRO Shareholders filed a lawsuit against Bank of America in the United States District Court of the Southern District of New York relating to the LaSalle Agreement and the related lawsuit filed by Bank of America described above. The lawsuit, Carl and Toni Sadowsky v. Bank of America Corporation, generally alleges, among other things, that Bank of America entered into the LaSalle Agreement with knowledge that it was a defensive mechanism designed to foreclose alternative proposals to purchase ABN AMRO and that Bank of America’s lawsuit against ABN AMRO was filed in breach of the LaSalle Agreement. The complaint seeks unspecified money damages, rescission of the LaSalle Agreement and an injunction preventing Bank of America from enforcing the LaSalle Agreement and collecting the termination fee thereunder.

The amounts claimed in the above lawsuits are not quantifiable. ABN AMRO intends to vigorously pursue all available defences to these claims.

15.5	As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO’s Dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, ABN AMRO has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation.

Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, ABN AMRO would waive indictment and agree to the filing of an information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of $500 million. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.

In consideration for the foregoing provisions, as well as ABN AMRO’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of ABN AMRO under the information be deferred for a fixed period. At the end of that fixed period, provided ABN AMRO is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against ABN AMRO.
Save as disclosed in sub-paragraphs 15.1 to 15.5 above of this paragraph “ABN AMRO Litigation”, no member of the ABN AMRO Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Barclays is aware) which may have, or have had during the 12 months preceding the date of this document a significant effect on ABN AMRO’s financial position or profitability.

16.	Sources and Bases of selected information

(1)	Unless otherwise stated:

(A)	financial information relating to Barclays has been extracted or provided (without material adjustment) from the unaudited interim financial statements of Barclays for the six months as at and for the period ended 30 June 2007, the financial statements of Barclays Group for the financial years ended and as at 31 December 2006, 2005 and 2004, (as filed with the SEC on Form 20-F in respect of the years ended 31 December 2006 and 2005), and from the Barclays announcement on changes to the Barclays Group structure and divisional reporting made on 19 June 2007; and

(B)	financial information relating to ABN AMRO has been extracted or provided (without material adjustment) from the unaudited interim financial statements of ABN AMRO for the six months ended 30 June 2007, the audited financial statements of ABN AMRO as at and for the two years ended 31 December 2006 and 2005 each prepared in accordance with IFRS where the 31 December 2005 financial statements include restated IFRS comparative information as at and for the year ended 31 December 2004, from the unaudited interim consolidated financial statements of ABN AMRO for the three months ended 31 March 2007 and (with respect to LaSalle only) from the ABN AMRO current report on Form 6-K as filed with the SEC on 25 April 2007;

(2)	The value of the Ordinary Share Offer is calculated:

(A)	by reference to a price of £6.86 per Barclays Ordinary Share (being the Closing Price on 2 August 2007, the latest practicable date prior to publication of this document); and

(B)	on the basis of the fully diluted ordinary share capital of ABN AMRO on 30 July 2007, the latest practicable date prior to publication of this document.

(3)	As at close of business on 30 July 2007, the latest practicable date prior to publication of this document, Barclays had in issue 6,545,671,873 ordinary shares of 25 pence each; and ABN AMRO had in issue 1,846,114,758 ordinary shares of €0.56 each.

(4)	The fully diluted share capital of ABN AMRO is calculated on the basis of:

(A)	the number of issued ABN AMRO Ordinary Shares (excluding shares held as treasury shares); and

(B)	all ABN AMRO share options and share settled share awards.

(5)	References to pro forma share ownership percentages of the Combined Group and to percentages of the enlarged issued ordinary share capital of Barclays following the Merger are estimates as at immediately following the Merger calculated on the following basis:

(A)	6,545,671,873 Barclays Ordinary Shares;

(B)	fully diluted ordinary share capital of ABN AMRO of 1,883,927,016 ABN AMRO Ordinary Shares;

(C)	assuming the issue of the Unconditional CDB Shares, the Unconditional Temasek Shares, the Conditional CDB Shares, the Conditional Temasek Shares and the Clawback Shares;

(D)	assuming full acceptance of the Ordinary Share Offer;

(E)	assuming that the Share Buy-back Programme has completed and that all 336,805,556 Barclays Ordinary Shares which may be purchased under the Share Buy-back Programme have been purchased and cancelled; and

(F)	assuming no other issues of Barclays Ordinary Shares.

(6)	The premium calculations to the price per ABN AMRO Ordinary Share in this document have been calculated by reference to (a) the Closing Price of £6.86 per Barclays Ordinary Share on 2 August 2007, the latest practicable date prior to publication of this document, and (b) the Closing Price per ABN AMRO Ordinary Share for the relevant periods.

(7)	The reference to significant and sustained future incremental earnings growth for shareholders of the Combined Group is not intended, nor should it be construed, as a profit forecast or be interpreted to mean that earnings per ABN AMRO Ordinary Share or Barclays Ordinary Share for the

current or future financial years, or those of the Combined Group, will necessarily match or exceed the historical published earnings per ABN AMRO Ordinary Share or Barclays Ordinary Share.

(8)	The analysts’ median forecast of ABN AMRO’s earnings for 2010 available at the time of Announcement was €5,394 million. This has been adjusted to remove the proportion of earnings relating to the LaSalle business being disposed (the LaSalle business represents substantially all the profits of Business Unit North America Division of ABN AMRO (“BUNA”)). This proportion has been assumed to be 21.7 per cent. based on the average contribution forecast by analysts at the time of Announcement of €1,052 million to be made by BUNA to ABN AMRO’s consensus forecast earnings of €4,853 million in 2009 (being the last year for which analysts split out the contribution of BUNA). This has then been used to calculate the expected return on investment for 2010. The calculation also takes into account interest income on retained capital, the potential cost synergies and revenue benefits arising from the Merger, the associated restructuring cost and the consideration paid. Neither the reference to ABN AMRO’s earnings for 2010 nor the return on investment statement are intended, nor should they be construed, as a profit forecast or be interpreted to mean that earnings per ABN AMRO Share or Barclays Share for the current or future financial years, or those of the Combined Group, will necessarily match or exceed the historical published earnings per ABN AMRO Share or Barclays Share.

(9)	The exchange rates used in this document, in relation to information as at one Business Day before the Revised Announcement are €1.4859 : £1.00 and $1.3835 : £1 as published in the Financial Times on 21 July 2007 being the latest practicable date prior to the Revised Announcement and with reference to the value of the Offer based on Barclays Closing Price on 2 August 2007 are, €1.4839: £1.00 and $2.0293: £1.00 as published in the Financial Times on 2 August 2007 being the latest practicable date prior to the publication of this document.

(10) (A)	Barclays confirms that the statement on page 29 that the Combined Group will be the world’s largest institutional asset manager has been accurately reproduced from, Global Investor ‘Top 100 Largest Asset Managers’, Q3 2006 and, as far as Barclays is aware and is able to ascertain from information published by Global Investor, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(B)	Barclays confirms that the statement on page 29 that the Merger of ABN AMRO and Barclays will create the world’s eighth largest wealth manager, has been accurately reproduced from, Bear Stearns, ‘The Wealth Management Industry’, April 2006 and, as far as Barclays is aware and is able to ascertain from information published by Bear Stearns, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(C)	Barclays confirms that the statement on page 57 that BGI is one of the world’s largest asset managers, has been accurately reproduced from, Global Investor ‘Top 100 Largest Asset Managers’, Q3 2006 and, as far as Barclays is aware and is able to ascertain from information published by Global Investor, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(D)	Barclays confirms that the statement on page 63 that ABN AMRO is the eighth largest bank in Europe and the thirteenth in the world based on total assets, has been accurately reproduced from, The Banker “ The Top 1000 World Banks 2006’, July 2006 and, as far as Barclays is aware and is able to ascertain from information published by The Banker, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(E)	Barclays confirms that the statement on page 63 that Banco Real is the fourth-largest privately owned bank in Brazil, has been accurately reproduced from, information provided by the Brazilian Central Bank in December 1998 and, as far as Barclays is aware and is able to ascertain from information published by Brazilian Central Bank, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(F)	Barclays confirms that the statement on page 66 that Antonveneta holds a ranking in Italy among the top ten banking groups in by total assets, has been accurately reproduced from, IH06 Interim Reports, Presentations on on-going merger, Bank of Italy and Accenture “Observatory on Italian Banking Market” Report 30 June 2006 and, as far as Barclays is aware and is able to ascertain from information published by Bank of Italy and Accenture, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(G)	Barclays confirms that the statement on page 66 that Banco Real is the third-largest privately owned bank in Brazil, has been accurately reproduced from, Central Bank of Brazil “Top 50 Banks by Total Assets Less Brokerage”, December 2006 and, as far as Barclays is aware and is able to ascertain from information published by Central Bank of Brazil, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(H)	Barclays confirms that the statement on page 68 that ABN AMRO’s BU Private Clients is one of the top five private banks in Europe and ranks amongst the largest global private banks, has been accurately reproduced from, AUM, Scorpio Partnership “2006 Private Banking Benchmark”, June 2006 and, as far as Barclays is aware and is able to ascertain from information published by Scorpio Partnership, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(I)	Barclays confirms that the statement on page 69 that ABN AMRO is one of the top global players in the transaction banking industry, has been accurately reproduced from, Euromoney “Cash Management Poll”, October 2006 and, as far as Barclays is aware and is able to ascertain from information published by AUM, Scorpio Partnership, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(11)	Expected improvement in dividend per share based on 2006 full year dividends is calculated by reference to the mean average 2006 €/£ exchange ratio and mean average 3-month London Interbank Rate, both sourced from Thomson Financial.

17.	General

17.1	Costs and expenses

The aggregate costs and expenses payable by Barclays in connection with the Offer is estimated to amount to approximately £197 million (including amounts in respect of VAT).

17.2	Takeovers
Other than as provided by Part 28 of the Companies Act 2006 and the Takeover Code there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules in relation to the Barclays Ordinary Shares.

17.3	Dividends
The following table sets out the interim and final dividend per Barclays Ordinary Share for the six months ended 30 June 2007 and each financial year ended 31 December 2006, 2005 and 2004 (the figures in brackets show the dividend per Barclays Ordinary Share for the relevant year as it would have been if the number of Barclays Ordinary Shares ranking for dividend had been 11,446,949,931 throughout the period):

	Interim dividend		Final dividend
	(pence/Barclays		(pence/Barclays
For the years ended 31 December	Ordinary Share)		Ordinary Share)

2007	11.5	(6.4)	—	—
2006	10.5	(5.8)	20.5	(11.4)
2005	9.2	(5.1)	17.4	(9.7)
2004	8.25	(4.6)	15.75	(8.7)

17.4	Group structure and divisional reporting changes reconciliation
On 19 June 2007 Barclays announced changes to the Barclays Group structure and divisional reporting due to a realignment of the management and delivery of certain products and services. These changes are of a presentational nature only, and reflect the new divisions arising from the realignment. The unaudited numbers set out below show the reconciliation of these changes to the previous published information for 2006 and 2005 which has been extracted without material adjustments from Barclays audited financial statements for the relevant periods.

		Group
		Structure and	2006
	2006 as published	disclosure	unaudited
	£m	changes £m	restated £m

GRCB
UK Banking	6,223	518	6,741
Barclaycard	2,937	(423)	2,514
International Retail and Commercial Banking	3,337	(88)	3,249
IBIM
Barclays Capital	6,267	—	6,267
Barclays Global Investors	1,665	—	1,665
Barclays Wealth	1,036	124	1,160
Barclays Wealth — closed life	131	(131)	-
Head office functions and other operations	(1)	—	(1)

Total income net of insurance claims	21,595	—	21,595

		Group
		Structure and
	2005 as published	disclosure	2005 restated
	£m	changes £m	£m

GRCB
UK Banking	5,745	489	6,236
Barclaycard	2,715	(414)	2,299
International Retail and Commercial Banking	1,983	(67)	1,916
IBIM
Barclays Capital	4,505	—	4,505
Barclays Global Investors	1,318	—	1,318
Barclays Wealth	922	112	1,034
Barclays Wealth — closed life	120	(120)	-
Head office functions and other operations	25	—	25

Total income net of insurance claims	17,333	—	17,333

18.	Significant Change

There has been no significant change in the trading or financial position of the Barclays Group since 30 June 2007, the date to which Barclays last interim results were prepared.

There has been no significant change in the trading or financial position of the ABN AMRO Group since 30 June 2007, the date to which ABN AMRO’s last interim results were prepared.

19.	Events leading to announcement of the Merger
Discussions between ABN AMRO and Barclays
The Managing Board and the Supervisory Board have reviewed regularly ABN AMRO’s strategic growth objectives and the means by which it may achieve these objectives, including potential business acquisitions and combinations. In particular, the Managing Board and the Supervisory Board examined how ABN AMRO might execute its strategy of becoming a top five European bank by market capitalisation. In addition to the “standalone” option, including growth through the acquisition of smaller banking operations, the option of merging with another European financial institution as large or larger than ABN AMRO has been part of the ABN AMRO Boards’ strategic agenda. In this context, the Chairman of the Managing Board, Mr Groenink, and the Chief Executive Officer of Barclays, Mr Varley, have had regular contact over the past few years.
On 18 March 2005, Mr Groenink and Mr Varley met to discuss the possibility of a business combination in connection with ABN AMRO’s continuing review of its business and prospects. In advance of the meeting, ABN AMRO and Barclays separately carried out an analysis which covered, amongst other things, strategic and financial rationale for a possible combination, an impact and contribution analysis and high level synergies. The discussions between Mr Groenink and Mr Varley were continued at a meeting on 23 November 2005.
On 7 December 2005 and 20 January 2006, Mr Groenink and Mr Varley discussed the principles under which the parties would be willing to consider a business combination transaction. On 3 March 2006, another meeting was held between Mr Groenink and Mr Varley, at which they agreed to exchange position papers on a potential combination. ABN AMRO’s position paper was sent to Barclays on 24 March 2006 and a paper from Barclays was received by ABN AMRO shortly thereafter. Following the exchange of position papers, Mr Groenink and Mr Varley met on 4 May 2006 to discuss the potential strategy, vision and culture of a combined entity.
The ABN AMRO Boards and the Barclays Board separately concluded that a business combination transaction between Barclays and ABN AMRO was strategically attractive. During the Supervisory Board’s annual strategy discussion on 27 and 28 July 2006, different merger of equals options were discussed, as well as the “standalone” option with growth through the acquisition of smaller banking operations and the option of combining with another European financial institution that was as large or larger than ABN AMRO. At the end of the discussion, the Supervisory Board determined that in the case of a merger with ABN AMRO as a junior partner, a combination with Barclays was one of its preferred options. During the remainder of 2006 and first quarter of 2007, the ABN AMRO Boards continued to discuss these strategic options. The Barclays Board also concluded that ABN AMRO was an attractive merger partner in its strategy meeting on 16 November 2006. Mr Groenink and Mr Varley continued to have informal contacts to explore the potential of a combination.
ABN AMRO also discussed with ING Group N.V. the possibility of a combination of their businesses. During the period between December 2006 and March 2007, Mr Groenink had several discussions with Mr Michael Tilmant, Chairman of the Executive Committee of ING Group N.V. on the possibility of a transaction. Ultimately, however, the parties discontinued discussions when a transaction became less attractive as ABN AMRO’s share price increased significantly, while ING Group N.V.’s share price declined.
ABN AMRO initiated talks leading to the current proposed combination with Barclays when on 8 February 2007, Mr Groenink and Mr Varley met to discuss the key principles that would guide any potential combination discussion between ABN AMRO and Barclays. These discussions were continued on February 27, 2007.
On 22 February 2007, the Managing Board engaged Morgan Stanley & Co. Limited to act as its financial adviser in connection with the potential strategic options outlined above including a possible combination with Barclays. Subsequently, in connection with Morgan Stanley & Co. Limited’s engagement, the Managing Board requested that Morgan Stanley & Co. Limited evaluate the fairness, from a financial point of view, to holders of ABN AMRO Ordinary Shares (other than Barclays and its affiliates) of the exchange ratio to be received by holders of ABN AMRO Ordinary Shares pursuant to the combination solely in their capacity as ABN AMRO Ordinary Shareholders.
Also, on 22 February 2007, UBS Limited (“UBS”) was engaged by the Managing Board as financial adviser in connection with the potential strategic options outlined above. Subsequently, in connection with UBS’s engagement, the Managing Board requested that UBS evaluate the fairness, from a financial point of view, of the Exchange Ratio to holders of ABN AMRO Ordinary Shares, excluding Barclays and its affiliates.
The Managing Board also engaged Lehman Brothers on 22 February 2007 to act as its financial adviser in connection with the potential strategic options outlined above. Lehman Brothers’ advisory role has centered around the synergies of the Merger, potential investor and market reactions and listing considerations.
NM Rothschild & Sons was appointed by the Managing Board in February 2007 to advise on the viability of alternatives to a combination with another European financial institution as large or larger than ABN AMRO. ABN AMRO Corporate Finance provided initial advice on the general strategic options available to ABN AMRO and ABN AMRO Hoare Govett was retained to act as corporate broker in connection with strategic matters in February 2007 and subsequently in connection with the proposed offer by Barclays for ABN AMRO Ordinary Shares and ABN AMRO ADSs.
Also during February the Managing Board retained Allen & Overy LLP (“Allen & Overy”), Davis Polk & Wardwell and Nauta Dutilh N.V. (“Nauta Dutilh”) to provide it with legal advice in connection with strategic matters and subsequently retained them to advise on the Barclays transaction.

During February 2007, the Barclays Board requested that JPMorgan Cazenove Limited act as corporate broker and Lazard & Co., Limited act as financial adviser in connection with a proposed combination with ABN AMRO. In March 2007, Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank and JPMorgan Cazenove Limited were also contacted to act as financial advisers in connection with the proposed combination with ABN AMRO.
At its meeting on 14 March 2007, the Supervisory Board approved the initiation of negotiations with Barclays with a view to a potential combination.
On 16 March 2007, Mr Groenink called Mr Varley to confirm that he was available to investigate a combination of ABN AMRO and Barclays. On 18 March 2007, senior management of ABN AMRO and Barclays including Mr Boumeester, a member of the Managing Board and Mr Naguib Kheraj, then Group Finance Director of Barclays, met to commence exploratory discussions on the terms of any transaction as well as the terms of a confidentiality and exclusivity agreement. Subsequently, Mr Groenink informed Mr Nout Wellink, President of the DNB about the possibility of a combination transaction and Barclays kept the FSA informed about the status of discussions.
On 19 March 2007, ABN AMRO and Barclays issued a press release to confirm that they were in exclusive preliminary discussions concerning a potential combination.
On 20 March 2007 ABN AMRO and Barclays announced the principles of any potential combination between them.
On 21 March 2007, ABN AMRO entered into a confidentiality, exclusivity and standstill agreement with Barclays. In addition to customary confidentiality provisions, this agreement provided that neither ABN AMRO nor Barclays would solicit any offer from a third party for all or a significant part of their respective assets or shares until 18 April 2007. If such an offer was received in good faith from a third party, however, the agreement provided that either the ABN AMRO Boards or the Barclays Board, as the case may be, could enter into discussions with such third party if required to do so by their fiduciary duties. Additionally, the agreement permitted either party to have contacts with a third party to understand the contents of any good faith indication of interest by such third party.
On 21 March 2007 the Supervisory Board engaged Stibbe N.V. (“Stibbe”) to provide it with independent Dutch legal advice.
On 22 March 2007, representatives of ABN AMRO and Barclays together with their respective financial advisers met to discuss the organisation of the work streams for any potential combination.
On 23 March 2007, Mr Groenink and Mr Varley met to substantiate further aspects of the five broad principles indicated in the press release of 20 March 2007 and to discuss the organisation of the process going forward.
On 24 March 2007, members of the senior management of ABN AMRO met with members of senior management of Barclays in London. The parties exchanged information on their respective businesses and discussed the process and timing for due diligence.
On 26 March 2007 the Supervisory Board created an ad hoc advisory committee composed of Mr Martinez, Mr Olijslager and Mr van den Bergh in order to advise the Supervisory Board on decisions to be taken in the context of the discussions with Barclays or other banks, the actions of activist shareholders and the upcoming shareholders’ meeting. In April, the ad hoc committee met several times to prepare for Supervisory Board meetings.
From 26 March 2007 to 30 March 2007 representatives from the various business units of ABN AMRO and Barclays first met to conduct due diligence, including an examination of the potential synergies that may result from a combination. Additional synergy validation and due diligence on specific topics continued through 19 April 2007.
On 27 March 2007, representatives of ABN AMRO and Barclays, together with representatives of their respective financial, legal and tax advisors, met in Amsterdam to discuss the potential legal, regulatory and tax structures of any combination.
On 30 March 2007, Mr Groenink and Mr Varley met to advance agreement on the details of the transaction.
On 3 April 2007, Mr Groenink and Mr Varley met with representatives of the DNB. At this meeting the parties jointly presented their intentions for, and the anticipated benefits of, the proposed combination.

The Supervisory Board also met on 3 April 2007 and 11 April 2007 to discuss the latest developments in the negotiations with Barclays.
From 3 April 2007 to 16 April 2007, the Managing Board’s legal advisors engaged in a number of discussions, in person in Amsterdam and London and on the telephone, with Barclays’ legal advisers on certain terms of a draft Merger Protocol. Several of these meetings were attended by Mr Boumeester and Mr Kheraj.
Between 4 April 2007 and 21 April 2007 representatives of ABN AMRO’s financial advisers met with representatives of Barclays financial advisers to discuss the methodologies to be used in the determination of any potential exchange ratio.
On 12 April 2007, the Supervisory Board engaged Goldman Sachs to undertake a study as to the fairness of any proposed combination with Barclays.
On 13 April 2007, Mr Groenink and Mr Martinez received a letter from the Royal Bank of Scotland Group PLC, Fortis N.V. and Fortis S.A./N.V. and Banco Santander S.A., acting together as a consortium (the “Consortium”), expressing their interest in making an alternative proposal for ABN AMRO and requesting, among other things access to the same diligence information that Barclays had received.
On 15 April 2007, a committee was established by the Barclays Board for the purpose of the transaction. During April 2007, the Barclays Board or the committee, met frequently to receive updates on the status of the discussions with ABN AMRO from those members of the Barclays Board involved in the day-to-day negotiations.
On 16 April 2007, Mr Groenink and Mr Varley met to discuss the progress to date and to evaluate the necessity of extending the initial exclusivity agreement. On 17 April 2007, ABN AMRO and Barclays separately announced that they had agreed to extend the exclusivity period. The Supervisory Board also met and received an update on 17 March 2007. On 18 April 2007, Mr Groenink and Mr Varley met, and at this meeting, Mr Varley gave an update on his meetings with ABN AMRO’s Managing Board members over the course of the preceding days.
On the evening of 20 April 2007, Mr Boumeester informed Mr Kheraj of Bank of America’s proposal to acquire LaSalle from ABN AMRO prior to a potential combination of ABN AMRO and Barclays.
On 21 April 2007, Mr Groenink and Mr Varley discussed Bank of America’s proposal to acquire LaSalle from ABN AMRO prior to a potential combination of ABN AMRO and Barclays and the potential impact of this sale on any potential exchange ratio.
Representatives of ABN AMRO and Barclays and their respective advisors met on a number of occasions in Amsterdam on 21 and 22 April 2007 to discuss further the draft Merger Protocol.
On the evening of 21 April 2007, Mr Groenink and Mr Boumeester met with Mr Varley and Mr Kheraj in Amsterdam to agree the terms of the Merger with Barclays, including the Exchange Ratio of 3.225 Barclays Ordinary Shares for each ABN AMRO Ordinary Share.
During March and April 2007, the Managing Board of ABN AMRO met frequently and received updates on the status of the discussions with Barclays from those members of the Managing Board involved in the day-to-day negotiations. As noted above the Supervisory Board and the ad hoc committee had also held several meetings during this time frame.
During the course of the day on 22 April 2007, the Managing Board and the Supervisory Board met throughout the day both together and separately to discuss the evolving terms of the proposed transaction with Barclays, the proposed sale of LaSalle to Bank of America (see “The Sale of LaSalle” below) and the contents of the letter that had been received from the Consortium.
During that day Mr Groenink updated the Managing Board on the negotiations with Barclays several times. Representatives from Nauta Dutilh, Allen & Overy and Davis Polk & Wardwell were also present to brief the Managing Board members on the terms of the draft Merger Protocol. Representatives from UBS delivered to the Managing Board an oral opinion, confirmed by delivery of a written opinion, dated 22 April 2007, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in the opinion, the Exchange Ratio of 3.225 Barclays Ordinary Shares for each ABN AMRO Ordinary Share tendered pursuant to the Offer, to be received by holders of ABN AMRO Ordinary Shares, other than Barclays and its affiliates, was fair, from a financial point of view, to such holders. Representatives from Morgan Stanley & Co. Limited reviewed its financial analyses and rendered to the Managing Board its oral opinion, which was subsequently confirmed in writing and dated 22 April 2007, to the effect that, as of that date and based upon and subject to the various considerations set forth in the opinion, the exchange ratio set forth pursuant to the proposed Merger Protocol was fair, from a financial point of view, to the holders of ABN AMRO Ordinary Shares (other than Barclays and its affiliates) solely in their capacity as ABN AMRO Ordinary Shareholders. At its last meeting of the day, having considered a number of factors including the due diligence findings, merger benefits and financial analysis, the Managing Board resolved unanimously to recommend to the Supervisory Board to accept the offer for ABN AMRO from Barclays and to recommend the same to ABN AMRO Shareholders.
During that day, the Supervisory Board also met with its independent legal and financial advisors in an executive session to consider the terms of the proposed combination with Barclays. At that session, they were briefed on the terms of the draft Merger Protocol by Stibbe. Representatives from Goldman Sachs rendered an oral opinion, later confirmed in writing, to the Supervisory Board that, as of 22 April 2007, based upon and subject to the factors and assumptions set forth in such opinion, the Exchange Ratio to be received by shareholders of ABN AMRO pursuant to the combination was fair from a financial point of view to such holders. During the day, Mr Groenink updated the Supervisory Board on the latest developments with Barclays and presented the Managing Board’s decision on the Barclays transaction. Representatives from Nauta Dutilh, Allen & Overy and Davis Polk & Wardwell were present to answer questions on the draft Merger Protocol. At its last meeting of the day, having considered a number of factors, including the due diligence findings, merger benefits and financial analysis, the Supervisory Board resolved unanimously to recommend the Offer for acceptance by the holders of the ABN AMRO Ordinary Shares.
In their review and analysis of the proposed transaction with Barclays and the “no shop” provisions in the draft Merger Protocol, both the Managing Board and the Supervisory Board noted that the terms of the Merger Protocol, among other things, included provisions permitting them to continue contacts with a third party existing on 23 April 2007 and, in certain circumstances, described elsewhere in this document, would permit them to withdraw their respective recommendations if the boards, acting in good faith and observing their fiduciary duties under applicable law, determined an alternative offer to be more beneficial than the Offer.
On the evening of 22 April 2007, the committee of the Barclays Board held two meetings. The first meeting was held to consider, among other matters, the Merger Protocol, due diligence findings, merger benefits, financial analysis, and a draft press announcement. The committee then reconvened that same evening to consider the Merger Protocol and the press announcement. At the end of this meeting, the committee resolved to enter into the Merger Protocol and approved the Announcement.
Following these meetings, on 22 April and the early hours of 23 April, representatives of each party together with their legal and financial advisors met again in Amsterdam to finalise the Merger Protocol.
On 23 April 2007, ABN AMRO and Barclays announced that agreement had been reached on a combination.
The Sale of LaSalle
As part of its regular review of strategic growth objectives, both the Managing Board and the Supervisory Board have repeatedly considered and discussed the future of LaSalle (which includes LaSalle Bank Corporation and its subsidiaries LaSalle Bank N.A. and LaSalle Bank Midwest N.A.). In the course of the mid-2006 review, the Managing Board and the Supervisory Board reached the view that within the next twelve to eighteen months, LaSalle would have to either grow through an acquisition or that it should be sold (the “up or out” strategy). It was decided at that time that in light of the fact LaSalle’s profitability remained good and in light of the current business cycle, there was no reason for an immediate decision in this matter. The potential disposition of LaSalle was discussed again at the Managing Board meeting on 6 February 2007.
As of December 31, 2006, LaSalle had more than $113,000 million in tangible assets and a tangible book value of $9.7 billion, adjusted for businesses that will be retained by ABN AMRO and for the previously announced sale of the mortgage operations unit and presented on a US GAAP basis. For the year ended December 31, 2006, LaSalle, presented on the same basis, had net income of $1,035 million.
During the previous two years, Bank of America and other banks had informally approached ABN AMRO several times regarding their interest in acquiring LaSalle. As a result of these informal approaches both the Managing Board and the Supervisory Board had analysed a range of possible options for the sale of LaSalle and had reviewed the possible range of values that might be achieved.
A potential sale of LaSalle was discussed at a Supervisory Board meeting held on 17 April 2007. Later that evening, Bank of America informed ABN AMRO, through UBS, of its interest in acquiring LaSalle for a price of approximately $20 billion, subject to the completion of due diligence. Bank of America entered into a confidentiality agreement with ABN AMRO on 19 April 2007. Over the four day period ending on 22 April 2007, Bank of America completed its due diligence review of LaSalle. Updates on the diligence and the negotiations with Bank of America were discussed at Managing Board meetings on 19 April 2007 and 20 April 2007.
On 20 April 2007, Wachtell, Lipton, Rosen & Katz (counsel to Bank of America) circulated a draft purchase and sale agreement to Davis Polk & Wardwell (counsel to ABN AMRO).
On 22 April 2007, the parties agreed in principle consideration of $21 billion, subject to adjustment, and later that day reached agreement on the final terms of the purchase and sale agreement.
The sale of LaSalle was discussed at both the Managing Board and the Supervisory Board meetings during the day of 22 April 2007. In an executive session, the Supervisory Board was briefed on the LaSalle Agreement by its legal advisers and on the financial aspects of the deal by its financial advisors. Both boards also received advice of counsel that under Dutch law no shareholder vote was required to consummate the transaction. The Managing Board was also briefed on the LaSalle Agreement by its legal advisers.
Representatives from UBS delivered to the Managing Board an oral opinion, confirmed by delivery of a written opinion, dated 22 April 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.
Representatives from Morgan Stanley & Co. Limited delivered to the Managing Board an oral opinion which was subsequently confirmed in writing and dated 22 April 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.
Representatives from Lehman Brothers Europe Limited delivered to the Managing Board an oral opinion, confirmed by delivery of a written opinion, dated 22 April 2007, as to the fairness, from a financial point of view, of the consideration to be received by ABN AMRO pursuant to the LaSalle Agreement, as of such date and based upon and subject to the various considerations set forth in the written opinion.
On 22 April 2007, ABN AMRO Bank entered into the LaSalle Agreement with Bank of America pursuant to which ABN AMRO Bank agreed to sell LaSalle (which includes ABN AMRO’s US commercial, retail and trust banking operations and related businesses) to Bank of America for a total consideration of $21 billion in cash (subject to adjustment based on the financial performance of LaSalle before the closing of the sale). ABN AMRO will retain its global operations and, with limited exceptions, its other operations outside the US, as well as its principal broker dealer, investment advisory wholesale banking and asset management operations in the US.
The sale of LaSalle is subject to regulatory approvals and other customary closing conditions. The completion of the sale of LaSalle is an offer condition to the Merger.
Events after the Announcement of the Transaction
The LaSalle Agreement included a “go shop” provision that permitted ABN AMRO, for a period of 14 calendar days from 22 April 2007, to enter into a purchase and sale agreement for LaSalle with an alternative bidder, provided that such alternative bidder’s proposal was superior from a financial point of view to the LaSalle Agreement, for cash and not subject to a financing condition. The “go shop” provision granted Bank of America a right to match any such superior proposal and provided for Bank of America to receive a $200 million termination fee if it did not match such superior proposal.
On 25 April 2007 ABN AMRO received an indicative proposal from the Consortium to acquire ABN AMRO. Following that date, ABN AMRO made repeated requests to the Consortium to clarify the terms of their indicative proposal.
On 26 April 2007, Vereniging van Effectenbezitters filed suit in the Enterprise Chamber of the Amsterdam Court of Appeal seeking, among other things, a provisional injunction restraining ABN AMRO and ABN

AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO Shareholders. On that date the Supervisory Board also engaged Debevoise & Plimpton LLP to provide it with independent US legal advice.
On 27 April 2007, a purported class action lawsuit relating to the sale of LaSalle was filed in the New York State Supreme Court for New York County against ABN AMRO, each member of the Managing Board and Supervisory Board and Bank of America. The lawsuit, Halpert Enterprises v. ABN AMRO Holding N.V., et al., generally alleges, among other things, that members of the Managing Board and the Supervisory Board violated their fiduciary duties by, among other things, preventing a full and fair sale process for the whole of ABN AMRO. The complaint also names Bank of America as a defendant and seeks, among other forms of relief a declaration that the termination fee is unenforceable and a declaration that the LaSalle Agreement was entered into in breach of fiduciary duties and therefore is unlawful and unenforceable, an injunction against the consummation of the LaSalle Agreement, the imposition of a constructive trust in favour of the plaintiff and the alleged class and an award of attorney’s fee and expenses.
On 27 April 2007, ABN AMRO entered into confidentiality agreements with the Consortium, and made available the same information regarding ABN AMRO as had been made available to Barclays.
On 28 April 2007, ABN AMRO entered into confidentiality agreements with the Consortium and made available the same information regarding LaSalle as had been made available to Bank of America.
On 3 May 2007, the Enterprise Chamber of the Amsterdam Court of Appeal granted a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without the approval of ABN AMRO Shareholders.
On 4 May 2007, Bank of America filed a lawsuit in the United States District Court of the Southern District of New York against ABN AMRO. The lawsuit, Bank of America Corporation v. ABN AMRO Bank N.V. and ABN AMRO Holding N.V., generally alleges, among other things, that ABN AMRO Bank breached its representation in the LaSalle Agreement that no shareholder vote was necessary regarding the sale of LaSalle. The complaint seeks injunctive relief that ABN AMRO Bank be precluded from negotiating for the sale of LaSalle except as provided for in the “go shop” provision of the LaSalle Agreement, an order of specific performance for the delivery of LaSalle to Bank of America and unspecified money damages.
On 5 May 2007, ABN AMRO received an acquisition proposal from the Consortium to purchase LaSalle for US$24.5 billion. This proposal was conditional on the purchase by the Consortium of ABN AMRO for an indicative price of €38.40 per ABN AMRO Ordinary Share and a number of other conditions. The considered view of the Managing Board and Supervisory Board, having received advice from their respective financial and legal advisors, was that the Consortium’s acquisition proposal for LaSalle did not constitute an alternative proposal that was superior from a financial point of view to the LaSalle Agreement. This conclusion was principally based on the fact that the Consortium’s proposal for LaSalle was dependent on the success of a potential offer to be made for ABN AMRO and the various conditions and uncertainties attached to that potential offer. In particular, fundamental aspects of the potential offer for ABN AMRO, including with respect to financing, required regulatory notifications, tax clearances, the proposed material adverse change condition, required shareholder approvals and the pro-forma financial impact upon each member of the Consortium, remained unclear despite repeated requests for clarification since 25 April 2007, the date on which ABN AMRO received an indicative proposal from the Consortium to acquire ABN AMRO. Prior to making their determination on 6 May 2007, the Managing Board and Supervisory Board sent a detailed information request letter seeking clarification and evidence on various aspects of the Consortium’s potential offer for ABN AMRO which had first been requested on 25 April 2007 but the requested information was not provided. Without details about the Consortium’s financing and the pro forma financial impact on each member of the Consortium the ABN AMRO Boards were unable to assess the likelihood that any separate shareholder vote required by any member of the Consortium would be successful, and therefore whether or not the potential offer to acquire ABN AMRO had a reasonable likelihood of consummation.
The 14-day ‘go shop’ period expired at 11:59 pm New York time on 6 May 2007 and no alternative agreement was entered into prior to that time. Two other parties had signed confidentiality agreements and certain due diligence information had been provided to them but ultimately neither submitted a bid for LaSalle.
On 15 May 2007, ABN AMRO filed an appeal in the Supreme Court of The Netherlands requesting that the Supreme Court nullify the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on 3 May 2007 which granted a provision injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of ABN AMRO Shareholders. Bank of America filed an appeal seeking similar relief with the Supreme Court of The Netherlands also on 15 May 2007 as did Barclays.
On 17 May 2007, two ABN AMRO shareholders filed a lawsuit against Bank of America in the United States District Court of the Southern District of New York. The lawsuit, Sadowsky v. Bank of America Corporation, generally alleges, among other things, that Bank of America entered into the LaSalle Agreement with knowledge that it was a defensive mechanism designed to foreclose alternative proposals to purchase ABN AMRO and that Bank of America’s lawsuit against ABN AMRO was filed in breach of the LaSalle Agreement. The complaint seeks rescission of the LaSalle Agreement, an injunction preventing Bank of America from enforcing the LaSalle Agreement, including the termination fee provision therein, unspecified money damages and an award of attorneys’ fees and expenses.
On 23 May 2007 Barclays and ABN AMRO announced that they were making progress with the key regulatory filings required to proceed with the Merger and expected to disseminate offer documentation in July 2007.
On 29 May 2007, the Consortium announced a proposed offer for ABN AMRO.
On 30 May 2007, ABN AMRO announced publicly that the Supervisory Board had formed a transaction committee (the “Transaction Committee”), formed of the same members as the previously existing ad hoc committee (Mr Martinez, Mr Olijslager and Mr van den Bergh) which will liaise with the ABN AMRO Managing Board and key staff and advisors of ABN AMRO on all matters with respect to the offer by Barclays and with respect to the proposed offer announced by the Consortium. The Transaction Committee will operate in all respects so as to enable the Supervisory Board to take on an informed basis and with the help of its own independent financial and legal advisors the appropriate decisions with due consideration of the interests of ABN AMRO and its stakeholders.
On 11 June 2007, at the joint request of Bank of America and ABN AMRO, the United States District Court of the Southern District of New York adjourned the initial conference in the lawsuit filed by Bank of America against ABN AMRO until 27 June 2007 in view of the pendency of appeals filed by ABN AMRO and Bank of America to the Supreme Court of the Netherlands from the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on 3 May 2007.
On 12 June 2007, Barclays announced publicly that, in collaboration with ABN AMRO, it has made substantially all of the pre-acquisition competition and regulatory filings required to proceed with the proposed combination and expected to publish the offer documentation in July 2007.
On 12 June 2007, Barclays also announced publicly that it had filed the draft documentation in relation to the Offer with regulators in the Netherlands, the United Kingdom and the United States of America (including the draft registration statement on Form F-4 containing the preliminary version of the offer to document/ prospectus).
On 26 June 2007, the Advocate General to the Supreme Court of The Netherlands published a recommendation to the Supreme Court to nullify the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on 3 May 2007. This recommendation was independent legal advice issued to the Supreme Court.
On 28 June 2007, four trade unions joined the investigation proceedings initiated on 26 April 2007 by Vereniging van Effectenbezitters at the Enterprise Chamber of the Amsterdam Court of Appeal. The trade unions have put forward certain additional objections and requested that the Enterprise Chamber of the Amsterdam Court of Appeal order an investigation into certain affairs of ABN AMRO in respect of the offer process.
On 9 July 2007, ABN AMRO filed a statement of defense in response to the request of Vereniging van Effectenbezitters to order an investigation into certain affairs of ABN AMRO in respect of the offer process.
On 10 July 2007, Vereniging van Effectenbezitters requested that the Enterprise Chamber of the Amsterdam Court of Appeal, in the context of the investigation proceedings initiated by it on 26 April 2007, appoint three independent members of the Supervisory Board. The request was revoked prior to the hearing, which was then cancelled.
On 13 July 2007, the Supreme Court of the Netherlands upheld the appeals filed by ABN AMRO, Bank of America and Barclays on 15 May 2007 against the decision of the Enterprise Chamber of the Amsterdam Court of Appeal issued on 3 May 2007. The Supreme Court nullified the decision of the Enterprise

Chamber of the Amsterdam Court of Appeal and irrevocably dismissed the request of Vereniging van Effectenbezitters for a provisional injunction restraining ABN AMRO and ABN AMRO Bank from proceeding to completion under the LaSalle Agreement without approval of the ABN AMRO Shareholders.
On 16 July 2007, the Consortium announced its intention to make an offer to acquire ABN AMRO for approximately €71 billion, through a combination of cash and newly issued shares of Royal Bank of Scotland PLC.
On the evening of 18 July 2007, Mr. Varley informed Mr. Groenink that the AFM had granted Barclays an extension so that an announcement of its formal offer documentation being available could be made on or before 6 August 2007. Mr. Varley also informed Mr. Groenink that Barclays was considering possible alternative offer structures, including the introduction of a partial cash consideration element into its offer.
On 19 July 2007, Barclays announced it was considering possible alternative offer structures, including the introduction of a partial cash consideration element into its offer but that no decision had yet been taken.
On the evening of 19 July 2007, during a telephone conversation between Mr. Groenink and Mr. Varley, Mr. Varley outlined further details about the revised offer for ABN AMRO that Barclays was considering.
On 20 July 2007, the Central Works Council of ABN AMRO provided positive advice in respect of the proposed combination with Barclays.
On the evening of 20 July 2007, ABN AMRO received a letter from Barclays outlining the terms and conditions of its revised offer for ABN AMRO.
On 21 and 22 July 2007, representatives of ABN AMRO and Barclays discussed and agreed the provisions of an amendment to the Merger Protocol to accommodate ABN AMRO’s review of the revised proposal from Barclays and to facilitate Barclays’ public announcement of its revised proposal on 23 July 2007.
On 23 July 2007, Barclays announced the revised terms of its offer for ABN AMRO.
On 25 July 2007, Mr. Varley sent a letter to Mr. Groenink and Mr. Martinez to restate the key points underlying Barclays revised proposal and why the ABN AMRO Boards should continue to recommend this proposed offer to ABN AMRO Shareholders.
On 26 July 2007, Barclays filed with the SEC an amendment to its draft registration statement on Form F-4 containing a revised draft of its offer document/prospectus.
On the morning of 26 July 2007, the Managing Board met to consider the revised terms of the Barclays proposed offer and the terms of the Consortium’s offer.
Later on the same day, the Managing Board and the Supervisory Board held a joint meeting to discuss the two competing proposals and received a combined presentation from members of the Managing Board, outside legal counsel and financial advisers and members of the management, followed by a Q&A session.
On the evening of 26 July 2007, Mr. Varley made a presentation to the Supervisory Board and Mr. Groenink.
During the course of the day on 27 July 2007, the Managing Board and the Supervisory Board, met throughout the day both together and separately, in executive sessions and with outside legal counsel and financial advisers. As a result of these meetings, each of the Managing Board and the Supervisory Board, after having considered the advice of outside legal counsel and financial advisers, acting in good faith and observing their fiduciary duties resolved to make the statement contained in the press release issued on 30 July 2007 and in Item 4 of ABN AMRO’s Solicitation/ Recommendation Statement on Schedule 14D-9, which was filed with the SEC on 30 July 2007.
On the evening of 27 July 2007, Mr. Groenink and Mr. Varley agreed in principle that neither ABN AMRO, nor Barclays, wished to terminate the Merger Protocol and/or to claim payment at that time of the break fees contemplated therein.
On 27 July 2007, the lawsuit filed in the United States District Court of the Southern District of New York against ABN AMRO by Bank of America on 4 May 2007, was dismissed.

During the course of the day on 28 July and 29 July representatives of ABN AMRO and Barclays, and their respective advisers, worked on the second amendment to the Merger Protocol, dated 30 July 2007.
On 2 August 2007, a hearing was held at the Enterprise Chamber of the Amsterdam Court of Appeal in respect of the requests of Vereniging van Effectenbezitters and four trade unions to order an investigation into certain affairs of ABN AMRO in respect of the offer process. In relation thereto, ABN AMRO will continue to update investors in accordance with all applicable laws and regulations.

20.	Consents

Each of Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank, JPMorgan Cazenove Limited and Lazard & Co., Limited has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

The auditors and reporting accountants of Barclays is PricewaterhouseCoopers LLP, which is a member firm of the Institute of Chartered Accountants of England and Wales, and whose address is Southwark Towers, 32 London Bridge Street, London SE1 9SY. PricewaterhouseCoopers LLP has given and has not withdrawn its written consent to the inclusion in this document of its report in Part IX of this document in the form and context in which it appears, and has authorised the contents of that report for the purposes of paragraph 5.5.3R(2)(f) of the Prospectus Rules.

21.	Documents available for inspection

Copies of the following documents:

(i)	the Memorandum and Articles of Association of Barclays;

(ii)	the New Articles;

(iii)	the audited consolidated accounts of the Barclays Group for the three years ended 31 December 2004, 2005 and 2006;

(iv)	the unaudited interim financial statements of Barclays as filed with the FSA for the six months as at and for the period ended 30 June 2007;

(v)	the consent letters referred to in paragraph 20 above;

(vi)	the report from PricewaterhouseCoopers LLP set out in Part IX (Information on the expected impact of the Merger on the consolidated net assets of the Barclays Group);

(vii)	the Merger Protocol;

(viii)	the Offer Document;

(ix)	the Circular; and

(x)	this document,
are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period from the date of publication of this document until Admission at:

(i)	the registered office of Barclays, 1 Churchill Place, London E14 5HP; and

(ii)	the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ.

DEFINITIONS
The following definitions apply throughout this document unless the context otherwise requires:

“ABN AMRO”	means ABN AMRO Holding N.V.;

“ABN AMRO ADS”	means the American Depositary Shares, each representing one ABN AMRO Ordinary Share, listed on the NYSE;

“ABN AMRO Bank”	means ABN AMRO Bank N.V.;

“ABN AMRO Boards”	means the Managing Board and Supervisory Board;

“ABN AMRO Directors”	means the directors of ABN AMRO as at the date of this document, and “ABN AMRO Director” means any one of them;

“ABN AMRO Employee Share Plans”	means the ABN AMRO Stock Option Plans, the ABN AMRO PSP, the ABN AMRO Share Investment and Matching Plan and the ABN AMRO Retention Plans;

“ABN AMRO Group”	means ABN AMRO and its subsidiary undertakings;

“ABN AMRO Ordinary Shares”	means the issued ordinary shares of €0.56 in the capital of ABN AMRO;

“ABN AMRO Ordinary Shareholders”	means holders of ABN AMRO Ordinary Shares;

“ABN AMRO PSP”	means the ABN AMRO Performance Share Plan (also comprising the ABN AMRO Restricted Share Plan);

“ABN AMRO Retention Plans”	means the ABN AMRO Global Key Employee Retention Plan, the ABN AMRO Key Employee Equity Programme with Co-Investment Plan, the ABN AMRO Key Employee Equity Programme with Co-Investment Plan 2005, the ABN AMRO Asset Management Key Employee Retention Plan with Co-Investment Plan and the ABN AMRO Asset Management Key Employee Retention Plan with Co-Investment Plan 2005, the ABN AMRO BU Brazil Long Term Incentive Plan, the ABN AMRO BU North American Long Term Incentive Plan, and any other employee share plan or long term incentive plan adopted or implemented by ABN AMRO;

“ABN AMRO Shareholder Meeting”	means the extraordinary general meeting of the ABN AMRO Shareholders that has been convened for the purposes of discussing the Merger in accordance with Dutch Law;

“ABN AMRO Shareholders”	means holders of ABN AMRO Shares;

“ABN AMRO Shares”	means ABN AMRO Ordinary Shares, DR Preference Shares and Formerly Convertible Preference Shares;

“ABN AMRO Stock Option Plans”	means the ABN AMRO Top Executive Stock Option Plan, the ABN AMRO Key Staff Stock Option Plan, the ABN AMRO UK Approved Stock Option Plan and the ABN AMRO Equity Option Scheme;

“Absa”	means Absa Group Limited;

“Absa BEE”	means the Absa Black Economic Empowerment (BEE) Transaction;

“Admission”	means the admission of the New Barclays Ordinary Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange’s market for listed securities in accordance with the Admission and Disclosure Standards;

“Admission and Disclosure Standards”	means the requirements contained in the publication “Admission and Disclosure Standards” dated July 2005 (as amended from time to time) containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities;

“Admitted Institution”	means the institutions which hold ABN AMRO Ordinary Shares or, after the Settlement Date, Barclays Ordinary Shares on behalf of their clients through Euroclear Nederland as an admitted institution of Euroclear Nederland or, as the context so permits, which hold ABN AMRO Ordinary Shares or, after the Settlement Date, Barclays Ordinary Shares on behalf of their clients through an institution which is an admitted institution of Euroclear Nederland;

“AFM”	means the Netherlands Authority for the Financial Markets;

“AGLESAS”	means the Absa Executive Share Award Scheme;

“AGLSIT”	means the Absa Share Incentive Trust;

“AGLSOT”	means the Absa Share Ownership Trust;

“Announcement”	means the announcement made on 23 April 2007 of the Merger;

“Antonveneta”	means Banca Antoniana Popolare Veneta S.p.A;

“Australia”	means the Commonwealth of Australia and its dependent territories;

“Bank of America”	means Bank of America Corporation;

“Barclays” or the “Company”	means Barclays PLC;

“Barclays ADS”	means an American Depositary Share, each representing four Barclays Ordinary Shares, listed on the NYSE (including, if the context requires, the New Barclays ADSs);

“Barclays Bank”	means Barclays Bank PLC;

“Barclays Board” or “Barclays Board of Directors”	means the board of directors of Barclays;

“Barclays Directors”	means the directors of Barclays as at the date of this document, and “Barclays Director” means any one of them;

“Barclays Executive Directors”	means the executive directors on the Barclays Board;

“Barclays Extraordinary General Meeting” or “Barclays EGM”	means the extraordinary general meeting of Barclays to be held at 10 a.m. at 1 Churchill Place, London E14 5HP on 14 September 2007 or any adjournment thereof to consider and, if thought fit, to approve the Merger and certain other matters;

“Barclays Group”	means Barclays and its subsidiary undertakings;

“Barclays (Netherlands)”	means Barclays (Netherlands) N.V.;

“Barclays (Netherlands) Shares”	means shares in the capital of Barclays (Netherlands);

“Barclays Non-executive Directors”	means the non-executive directors on the Barclays Board;

“Barclays Ordinary Shares”	means ordinary shares of 25 pence each in the capital of Barclays (including, if the context requires, the New Barclays Ordinary Shares);

“Barclays Preference Shares”	means the preference shares of €1 each in the capital of Barclays to be issued pursuant to the DR Preference Share Offer;

“Barclays PSP”	means the Barclays PLC Performance Share Plan;

“Barclays Remuneration Committee”	means the Barclays Board HR and Remuneration Committee;

“Barclays Share Plans”	means the Barclays PSP, SA PSP, Sharesave, Irish Sharesave, International Sharesave, Sharepurchase, ESAS, BGI EOP, ISOP, ESOS and WESOP;

“Barclays Shareholders”	means holders of Barclays Shares and Barclays ADSs;

“Barclays Shareholder Meetings”	means the Barclays EGM and the Ordinary Shareholder Class Meeting;

“Barclays Shares”	means, collectively, Barclays Ordinary Shares and Barclays Preference Shares;

“BGI”	means Barclays Global Investors;

“BGI EOP”	means the Barclays Global Investors Equity Ownership Plan;

“BGI Shares”	means “A” ordinary shares in the capital of Barclays Global Investors UK Holdings Limited;

“BIPRU Pillar rules”	has the meaning ascribed thereto in the FSA handbook of rules and guidance under the Financial Services and Markets Act 2000;

“Board Committees”	means the Barclays Board Committees comprising the Barclays Board Audit Committee, the Barclays Board HR and Remuneration Committee, the Barclays Board Corporate Governance and Nominations Committee and the Barclays Board Risk Committee;

“BUNA”	means the Business Unit North America division of ABN AMRO;

“Business Day”	means any day on which banks are generally open in England and Wales for the transaction of business, other than a Saturday or Sunday or a public holiday;

“Canada”	means Canada, its provinces and territories and all areas subject to its jurisdiction and any political sub-division thereof;

“Cash Consideration”	means the cash consideration of €24.8 billion (£16.7 billion) to be paid to ABN AMRO Ordinary Shareholders and holders of ABN AMRO ADSs tendering their ABN AMRO Ordinary Shares or ABN AMRO ADSs under the Ordinary Share Offer;

“CDB Subscription Agreement”	means the agreement dated 23 July 2007 between, amongst others, Barclays and China Development Bank in respect of the subscription for the Unconditional CDB Shares;

“Circular”	means the circular to be sent to holders of existing Barclays Ordinary Shares outlining the Merger and containing the notice convening the Barclays Shareholder Meetings;

“Clawback Placing”	means the clawback placing and commenced simultaneously with the release of the revised Announcement pursuant to which 153,772,445 new Barclays Ordinary Shares have been allocated to certain existing Barclays Shareholders and certain other institutional investors to be subscribed for following and conditional upon the Offer being declared unconditional;

“Clawback Shares”	means the 153,772,445 new Barclays Ordinary Shares which certain existing Barclays Shareholders and certain other institutional investors have agreed, following and conditional upon the Offer being declared unconditional, to subscribe for pursuant to the Clawback Placing;

“Closing Date”	means the time and date on which the Offer expires, being at 3:00 pm, Amsterdam time (9:00 am, New York time), on 4 October 2007, unless extended in accordance with applicable Dutch securities law and regulation;

“Closing Price”	means the closing price as derived from Reuters on any specific date;

“Combined Code”	means the principles of good governance and code of best practice appended to the Listing Rules;

“Combined Group”	means the Barclays Group (including the ABN AMRO Group) following the Effective Date;

“Companies Act 1985”	means the Companies Act 1985 (as amended);

“Companies Act 2006”	means the operative company law provisions of the Companies Act 2006;

“Companies Acts”	means (a) the company law provisions of the Companies Act 2006; (b) Part 2 of the Companies (Audit, Investigations and Community Enterprise) Act 2004 (c 27) (community interest companies); and (c) the provisions of the Companies Act 1985 and the Companies Consolidation (Consequential Provisions) Act 1985 (c 9) that remain in force;

“Competent Authorities”	means the relevant competent competition authorities and the Competent Regulatory Authorities and other governmental, supranational, statutory, regulatory or self-regulatory, administrative or other bodies or agencies in any jurisdiction;

“Competent Regulatory Authorities”	means governments and governmental, quasi-governmental, supranational, statutory, regulatory or self-regulatory, administrative or other bodies or agencies exercising regulatory, supervisory or other functions in respect of matters relating to any banking, securities, insurance or other financial services business or any other business carried on by a member of the Combined Group (including without limitation any exchanges, trading systems, clearing houses and settlement or payment systems of which any member of the Combined Group is a member) or foreign exchange, foreign investment or similar matters in any jurisdiction;

“Conditional CDB Shares”	means the 581,760,321 new Barclays Ordinary Shares which China Development Bank has agreed to subscribe, conditional upon completion of the Merger, pursuant to the Conditional CDB Investment Agreement;

“Conditional Investment”	means the aggregate investment of €8.1 billion (£5.4 billion) by China Development Bank and Temasek in consideration for the issue of the Conditional CDB Shares and the Conditional Temasek Shares respectively;

“Conditional CDB Investment Agreement”	means the agreement dated 23 July 2007 between, amongst others, Barclays and China Development Bank in respect of the subscription for the Conditional CDB Shares;

“Conditional Temasek Shares”	means the 152,980,748 new Barclays Ordinary Shares which Temasek has agreed to subscribe, conditional upon completion of the Merger, pursuant to the Temasek Subscription Agreement;

“Conditions”	means the conditions to the implementation of the Merger, which are summarised in paragraph 4 of Part II (Information on the Merger) and paragraph 10.1 of Part XII (Additional

Information) of this document and which are set out in full in the Merger Protocol;

“CREST”	means the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);

“CRESTCo”	Euroclear UK & Ireland Limited, the operator of CREST;

“CREST Regulations”	means the UK Uncertificated Securities Regulations 2001, (SI 2001 No. 01/378), as amended;

“Deutsche Bank”	means Deutsche Bank AG, London Branch;

“Disclosure and Transparency Rules”	means the Disclosure Rules and Transparency Rules and Regulations made by the UK Listing Authority;

“Dividend Payment Date”	means: (i) for so long as any Staff Shares remain in issue, the date that Barclays shall pay dividends on the Staff Shares; and (ii) from the point in time when no Staff Shares remain in issue, 15 June and 15 December of each year provided, however, that, if any Dividend Payment Date would otherwise fall on a date which is not a TARGET Settlement Day it will be postponed to the next TARGET Settlement Day unless it would thereby fall into the next calendar month, in which case it will be brought forward to the preceding TARGET Settlement Day;

“Dividend Period”	means the period from and including a Dividend Payment Date (or the Issue Date) to but not including the next succeeding Dividend Payment Date provided that for so long as any Staff Shares remain in issue references to a Dividend Period shall be deemed to be references to a Relevant Period;

“Dividend Restriction”	has the meaning set out in paragraph 2(vii) of Annex A;

“DNB”	means De Nederlandsche Bank N.V., the Dutch central bank;

“Dollar” and “$”	means the lawful currency of the United States;

“DR Preference Share Offer”	means the offer made by Barclays for all of the outstanding DR Preference Shares on the terms and subject to the conditions set out in the Offer Document and, where the context admits, any subsequent revision, variation, extension or renewal of such offer;

“DR Preference Share Ratio”	means 0.59 of a Barclays Preference Share for every DR Preference Share;

“DR Preference Shares”	means the depositary receipts representing convertible financing preferences shares with a nominal value of €0.56 each in the capital of ABN AMRO;

“Effective”	means in the context of the Merger, the Offer having been declared unconditional by Barclays in accordance with applicable Dutch securities law and regulation;

“Effective Date”	means the date on which the Merger becomes Effective;

“ESAS”	means the Barclays PLC Executive Share Award Scheme;

“ESAS Trustee”	means the trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, constituted by a trust deed dated 27 September 1996 between Barclays Bank PLC and Appleby Trust (Jersey) Limited;

“ESOS”	means the Barclays PLC Renewed 1986 Executive Share Option Scheme;

“Euro”, “EUR” or “€”	means the lawful currency of the Eurozone;

“Euro zone”	means the region comprised of member states of the European Union which adopt the Euro in accordance with the Treaty establishing the European Community, as amended;

“Euroclear Nederland”	means the Dutch depositary and settlement institute, a subsidiary of Euroclear S.A./N.V., operator of the Euroclear system;

“Euroclear Nederland System”	means the book-entry system operated by Euroclear Nederland on the basis of the Dutch Securities Giro Act;

“Euronext Amsterdam”	means Euronext Amsterdam N.V., or the Official Market Segment of the stock exchange of Euronext Amsterdam N.V., as appropriate;

“Euronext Trading Day”	means a day on which Euronext Amsterdam is open for trading;

“Euro Business Day”	means a day (other than a Saturday or Sunday) on which (1) banks in London are open for business (2) foreign exchange dealings may be conducted in Euro and (3) the TARGET System (or any successor thereto determined by Barclays) is operating;

“Exchange Ratio”	means 2.13 New Barclays Ordinary Shares and €13.15 for every 1 ABN AMRO Ordinary Share and 0.5325 of a New Barclays ADS and €13.15 for every 1 ABN AMRO ADS;

“Extraordinary Class Resolution”	means the resolution set out in the notice of the Ordinary Shareholder Class Meeting;

“Formerly Convertible Preference Shares”	means the formerly convertible preference shares with a nominal value of €2.24 each in the capital of ABN AMRO;

“FRB”	means the US Board of Governors of the Federal Reserve System;

“FSA”	means the UK Financial Services Authority;

“FSB”	means the South African Financial Services Board;

“GRCB”	means the Global Retail and Commercial Banking business grouping of Barclays;

“HMRC”	Her Majesty’s Revenue and Customs;

“HSR Act”	means the US Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended;

“IBIM”	means the Investment Banking and Investment Management business grouping of Barclays;

“IFRS”	means International Financial Reporting Standards;

“International Sharesave”	means the Barclays Group International SAYE Scheme;

“Irish Sharesave”	means the Barclays Group Irish SAYE Share Option Scheme;

“Issue Date”	means the date on which the Barclays Preference Shares are first issued;

“ISOP”	means the Barclays PLC Incentive Share Option Plan;

“ITEPA”	means the Income Tax (Earnings and Pensions) Act 2003;

“Japan”	means Japan, its cities, prefectures, territories and possessions;

“LaSalle”	means ABN AMRO North America Holding Company (and certain of its subsidiaries, including LaSalle Bank Corporation) but excluding ABN AMRO WCS Holding Company and its subsidiaries;

“LaSalle Agreement”	means the sale and purchase agreement dated 22 April 2007 between ABN AMRO Bank a wholly owned subsidiary of ABN AMRO, and Bank of America relating to the disposal of all of the outstanding shares of LaSalle by ABN AMRO Bank;

“LIBOR”	means the rate of interest determined by Barclays on the basis of the average (rounded down where necessary to the nearest whole multiple of one-sixteenth of 1.0 per cent.) of the respective rates per annum at which any two London clearing banks selected by Barclays are prepared to offer six month Sterling deposits of £2 million to leading banks in the London inter-bank market at or about 11.00 a.m. (London time) on the first Business Day of the relevant interest period and a certificate in writing, under the hand of a duly authorised official of Barclays, shall be conclusive evidence of that rate;

“Listing and Exchange Agent”	means ABN AMRO Bank in its capacity as agent for Barclays in the context of the Offer;

“Listing Rules”	means the rules and regulations of the UKLA, as amended from time to time and contained in the UKLA’s publication of the same name;

“London Stock Exchange”	means London Stock Exchange PLC;

“Managing Board”	means the Managing Board (raad van bestuur) of ABN AMRO Directors;

“Mandatory ESAS”	means part of an eligible employee’s annual bonus that is received as an award under ESAS;

“Materially Burdensome Regulatory Condition”	means any action, condition, sanction or restriction imposed by a Competent Authority or third party that has or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Barclays and/or ABN AMRO;

“Merger”	means the proposed merger of Barclays and ABN AMRO effected by means of the Offer;

“Merger Protocol”	means the agreement dated 23 April 2007, as amended on 23 July 2007 and 30 July 2007, between Barclays and ABN AMRO governing their relationship until the Merger becomes Effective or lapses;

“MiFID”	means the Markets in Financial Instruments Directive;

“Mix and Match Facility”	means the facility under which the ABN AMRO Ordinary Shareholders and holders of ABN AMRO ADSs may elect, subject to availability, to vary the proportions in which they receive New Barclays Ordinary Shares or New Barclays ADSs, as applicable, and cash in respect of the ABN AMRO Ordinary Shares and ABN AMRO ADSs they tender;

“NASD”	means the National Association of Securities Dealers;

“New Articles”	means the new articles of association of Barclays proposed to be adopted at the Barclays EGM;

“New Barclays ADSs”	means the Barclays ADSs representing New Barclays Ordinary Shares proposed to be issued to ABN AMRO Shareholders pursuant to the Ordinary Share Offer;

“New Barclays Ordinary Shares”	means the Barclays Ordinary Shares proposed to be issued and credited as fully paid to ABN AMRO Shareholders pursuant to the Ordinary Share Offer;

“New Barclays Shares”	means, collectively, the New Barclays Ordinary Shares, the New Barclays ADSs and the Barclays Preference Shares;

“NYSE”	means the New York Stock Exchange;

“OCC”	means the US Office of the Comptroller of the Currency;

“Ordinary Share Offer”	means the offer made by Barclays to acquire all of the ABN AMRO Ordinary Shares and ABN AMRO ADSs on the terms and subject to the conditions set out in the Offer Document and, where the context admits, any subsequent revision, variation, extension or renewal of such offer;

“Offer Document”	means the document to be sent to ABN AMRO Shareholders which will contain, inter alia, the terms and conditions of the Offer;

“Offer”	means the offer made by Barclays for all of the issued and outstanding ABN AMRO Shares on the terms and subject to the conditions set out in the Offer Document and, where the context admits, any subsequent revision, variation, extension or renewal of such offer;

“Official List”	means the official list of the UKLA;

“Ordinary Shareholder Class Meeting”	means the class meeting of the holders of the Barclays Ordinary Shares to be held at 10.15 a.m. at 1 Churchill Place, London E14 5HP on 14 September 2007 (or as soon thereafter as the Barclays EGM shall have concluded or adjourned), or any adjournment thereof, to consider and, if thought fit, approve the Extraordinary Class Resolution;

“Overseas Shareholders”	means shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom;

“PDMR”	means a person discharging managerial responsibility;

“Post Acceptance Period”	means a period which Barclays may announce after the Offer has been declared unconditional, having a duration of not less than three U.S. Business Days and up to 15 Euronext Trading Days, during which ABN AMRO Shareholders may continue to accept the Offer;

“Preference Dividend”	has the meaning set out in paragraph 2(i) of Annex A;

“Preference Share Resolutions”	means the special resolution, inter alia, amending the articles of association of Barclays to create the Barclays Preference Shares to be proposed at the Barclays Extraordinary General Meeting as set out in the Circular and the Extraordinary Class Resolution;

“Proposed Directors”	means Huibert Boumeester, Rijkman Groenink, Gert-Jan Kramer, Trude Maas-de Brouwer, Arthur Martinez, André Olijslager, Anthony Ruys, Paolo Scaroni and Rob van den Bergh;

“Prospectus Rules”	means the Prospectus Rules brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004;

“PSP Trustee”	means the trustee of the Barclays Group (PSP) Employees’ Benefit Trust, constituted by a trust deed dated 5 August 1996 between Barclays Bank PLC and Appleby Trust (Jersey) Limited;

“Registrar of Companies”	means the Registrar of Companies in England and Wales, within the meaning of the Companies Acts;

“Regulatory Information Service”	means any of the services set out in Schedule 12 to the Listing Rules of the UKLA;

“Restricted Jurisdiction”	means Italy, Japan and/or any jurisdiction where the making of the Offer and/or sending the Offer Document or the Prospectus would violate the law of that jurisdiction;

“Revised Announcement”	means the announcement made on 23 July 2007 in relation to inter alia, revisions to the terms of the Merger set out in the Announcement, the Unconditional Investment, the Conditional Investment, the Clawback Placing and the Share buy-back Programme;

“Sale Contract”	means an agreement relating to the sale of LaSalle by ABN AMRO, other than the LaSalle Agreement;

“SA PSP”	means the Barclays Group Special Award Performance Share Plan;

“SARB”	means the South African Reserve Bank;

“SDRT”	means UK stamp duty reserve tax;

“SEC”	means the US Securities Exchange Commission;

“SEDAR”	means the Canadian System for Electronic Document Analysis and Retrieval;

“Settlement Date”	means the date on which, in accordance with the terms and conditions of the Offer, Barclays will deliver the New Barclays Shares and/or the cash consideration to the ABN AMRO Shareholders who have validly tendered and delivered their ABN AMRO Shares under the Offer, such date being no later than the fifth Euronext Trading Day after the date on which Barclays shall publicly announce that the Offer is declared unconditional;

“Share Buy-back Programme”	means the proposed repurchase by Barclays of part of the issued ordinary share capital of Barclays up to the lower of 336.8 million Barclays Ordinary Shares and such number of Barclays Ordinary Shares as can be acquired for €3.6 billion (£2.4 billion);

“Sharesave”	means the Barclays Group SAYE Share Option Scheme;

“Sharepurchase”	means the Barclays Group Share Incentive Plan;

“Sharepurchase Trustee”	means the trustee of the Barclays Group Share Incentive Plan, constituted by a trust deed dated 10 January 2002 between Barclays PLC and Barclays Bank Trust Company Limited;

“Staff Shares”	mean the 875,000 issued staff shares of £1 each in the capital of Barclays;

“Sterling”, “Pounds”, “Pence” and “£”	means the lawful currency of the United Kingdom;

“Supervisory Board”	means the supervisory board (Raad van commissarissen) of ABN AMRO Directors;

“Temasek”	means Temasek Holdings (Private) Limited;

“Temasek Subscription Agreement”	means the agreement dated 23 July 2007 between, among others, Barclays and certain subsidiaries of Temasek in respect of the subscription for the Unconditional Temasek Shares and the Conditional Temasek Shares;

“Tokyo Stock Exchange”	means Tokyo Stock Exchange, Inc.;

“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“UK GAAP”	means generally accepted accounting principles in the United Kingdom;

“UKLA”	means the FSA in its capacity as the competent authority for listing under Part VI of the UK Financial Services and Markets Act 2000;

“Unaudited Pro-Forma Net Asset Statement”	means the unaudited pro-forma net asset statement set out in Part IX of this document;

“Unconditional CDB Shares”	means the 201,388,889 new Barclays Ordinary Shares which China Development Bank has agreed, to subscribe for pursuant to the CDB Subscription Agreement;

“Unconditional Investment”	means the aggregate investment of €3.6 billion (£2.4 billion) by China Development Bank and Temasek in consideration for the issue of the Unconditional CDB Shares and the Unconditional Temasek Shares respectively;

“Unconditional Temasek Shares”	means the 135,416,667 new Barclays Ordinary Shares which Temasek has agreed, to subscribe for pursuant to the Temasek Subscription Agreement;

“US” or “United States” or “United States of America”	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia and any municipal or other local subdivision thereof;

“US Exchange Act”	means the US Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“US Offer Document”	means the US registration statement prepared by Barclays on Form F-4 or another applicable form (as it may be amended or supplemented) and including any documents incorporated by reference or included therein;

“US Securities Act”	means the US Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

“Voluntary ESAS”	means additional awards granted to eligible employees under ESAS in respect of the waiver of bonus entitlements to which such employees may otherwise have become entitled;

“WESOP”	means the Woolwich plc 1998 Executive Share Option Plan.
Unless otherwise stated, all times referred to in this announcement are references to London time.
All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.
For the purpose of this document, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4(A) of the Companies Act 1985).
Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

ANNEX A — DESCRIPTION OF THE PREFERENCE SHARES

The terms of, and rights attaching to, the Barclays Preference Shares are contained in the articles of association to be adopted by the Barclays Shareholders at the Barclays Extraordinary General Meeting (the “New Articles”) and are as summarised below. Defined terms used below are set out in paragraph 12 of this Annex A unless otherwise defined in this document.

1.	General
The Barclays Preference Shares will have a nominal value of €1 each and will be issued fully paid. The Barclays Preference Shares will rank pari passu and rateably without any preference or priority among themselves. A full description of the ranking of the Barclays Preference Shares as regards participation in profits and on a return of capital is contained in paragraphs 2(i) and 3 below.

The Barclays Preference Shares will be issued in registered form with a nominal value of €1 on the Settlement Date.

2.	Dividends

(i)	Each Barclays Preference Share shall entitle the holder thereof to receive out of the profits of the Company available for distribution and permitted by law to be distributed a non-cumulative preferential dividend (the “Preference Dividend”), in priority to the payment of any dividend to the holders of Barclays Ordinary Shares and any other class of shares in the capital of the Company ranking junior to the Barclays Preference Shares as regards participation in profits of the Company and pari passu in such regard with the holders of the Staff Shares and any other class of shares in the capital of the Company (other than any shares which may be issued by the Company and which by their terms rank in priority, with the consent or sanction of the holders of the Barclays Preference Shares given in accordance with the New Articles, to the Barclays Preference Shares as regards participation in such profits).

(ii)	From the point in time when no Staff Shares remain in issue, Preference Dividends will be paid in accordance with this paragraph 2(ii).

(a)	Preference Dividends shall be paid at a rate per annum equal to one per cent. above the Decompounded Swap Rate on the principal amount of each Barclays Preference Share, which Preference Dividend will be payable semi-annually in arrear, on the Dividend Payment Dates. For the purposes of this paragraph (ii) and paragraph (iii) below, “principal amount” means, in relation to each Barclays Preference Share, €1.

If a Preference Dividend is required to be paid in respect of a Barclays Preference Share on any date other than a Dividend Payment Date, it shall be calculated by applying the rate per annum equal to one per cent. above the Decompounded Swap Rate on the principal amount of each Barclays Preference Share, multiplying the product by the Day Count Fraction and rounding the resulting figure to the nearest cent.

(b)	From (and including) 15 December 2012, Preference Dividends shall be paid on the Barclays Preference Shares at a rate, reset semi-annually, equal to the aggregate of one per cent. per annum and EURIBOR in respect of the relevant Dividend Period on the principal amount of each Barclays Preference Share, which Preference Dividend will be payable semi-annually in arrear, on the Dividend Payment Dates. The Company shall, upon determining the rate pursuant to this paragraph 2(ii), cause such rate and the amount payable in respect of the relevant Dividend Period on each Barclays Preference Share to be notified to the holders of the Barclays Preference Shares in writing.

The Company will, as soon as practicable after the Dividend Determination Date in relation to each Dividend Period, calculate the amount of dividend payable in respect of each Barclays Preference Share for such Dividend Period. The amount of Preference Dividend payable will be calculated by applying the rate of one per cent. per annum and EURIBOR for such Dividend Period to the principal amount of each Barclays Preference Share and multiplying the product by the actual number of days in such Dividend Period divided by 360 (or, if any portion of such Dividend Period falls in a leap year, the sum of (i) the actual number of days in that portion divided by 366 and (ii) the actual number of days in the remainder of such Dividend Period divided by 360) and rounding the resulting figure to the nearest cent.

(iii)	For so long as any Staff Shares remain in issue, Preference Dividends will be paid on the Barclays Preference Shares in accordance with this paragraph 2(iii).

(a)	Preference Dividends shall be paid on the Barclays Preference Shares at a rate per annum equal to one per cent. above the Decompounded Swap Rate on the principal amount of each Barclays Preference Share, which Preference Dividend will be payable in equal instalments semi-annually in arrear on each Dividend Payment Date in respect of the Dividend Period immediately preceding the Dividend Period in which such Dividend Payment Date falls provided that:

(1)	in respect of the first Dividend Period commencing on the Issue Date the amount of the Preference Dividend to be paid in respect of each Barclays Preference Share shall be determined by multiplying the amount of the dividend which would have been payable on each Barclays Preference Share if the first Dividend Period had been a full Dividend Period by a fraction, the numerator of which is the number of days from and including the Issue Date to but excluding the last day of the first Dividend Period, and the denominator of which is 180; and

(2)	otherwise, if a Preference Dividend is required to be paid in respect of a Barclays Preference Share for any period shorter than a Dividend Period, it shall be calculated by applying the rate per annum equal to one per cent. above the Decompounded Swap Rate on the principal amount of each Barclays Preference Share, multiplying the product by the Day Count Fraction and rounding the resulting figure to the nearest cent.

(b)	From (and including) the Dividend Period commencing after 15 December 2012, Preference Dividends shall be paid on the Barclays Preference Shares at a rate, reset semi-annually, equal to the aggregate of one per cent. per annum and EURIBOR in respect of the relevant Dividend Period on the principal amount of each Barclays Preference Share, which Preference Dividend will be payable in equal instalments semi-annually in arrear on each Dividend Payment Date in respect of the Dividend Period immediately preceding the Dividend Period in which such Dividend Payment Date falls. The Company shall, upon determining the rate pursuant to this paragraph 2(iii), cause such rate and the amount payable in respect of the relevant Dividend Period on each Barclays Preference Share to be notified to the holders of the Barclays Preference Shares in writing.

The Company will, as soon as practicable after the Dividend Determination Date in relation to each Dividend Period, calculate the amount of dividend payable in respect of each Barclays Preference Share for such Dividend Period. The amount of Preference Dividend payable will be calculated by applying the rate of one per cent. per annum and EURIBOR for such Dividend Period to the principal amount of each Barclays Preference Share and multiplying the product by the actual number of days in such Dividend Period divided by 360 (or, if any portion of such Dividend Period falls in a leap year, the sum of (i) the actual number of days in that portion divided by 366 and (ii) the actual number of days in the remainder of such Dividend Period divided by 360) and rounding the resulting figure to the nearest cent.

(c)	From the date on which the Staff Shares are no longer in issue (the “Relevant Date”), Preference Dividends will be paid in accordance with paragraph 2(ii), provided that the first Preference Dividend on each Barclays Preference Share to be paid on the Dividend Payment Date immediately following the Relevant Date shall be calculated as follows:

If in any calendar year such Relevant Date is a date that is:

(1)	on or after 1 January but prior to 15 June, then the holder of a Barclays Preference Share shall receive on the next Dividend Payment Date (being 15 June in such calendar year):

(i)	if no Preference Dividend has been paid on the Barclays Preference Share in respect of the Dividend Period immediately preceding that in which such Relevant Date falls, the aggregate of (1) the amount such holder would otherwise have been entitled to in respect of such immediately preceding Dividend Period and (2) the amount such holder would otherwise have been entitled to in respect of the Dividend Period in which such Relevant Date falls in accordance with this paragraph 2(iii) multiplied by 165/180; and

(ii)	if a Preference Dividend has already been paid on the Barclays Preference Share in respect of the Dividend Period immediately preceding that in which such Relevant Date falls, the amount such holder would otherwise have been entitled in respect of the Dividend Period in which such Relevant Date falls in accordance with this paragraph 2(iii) multiplied by 165/180;

(2)	on or after 15 June but prior to 30 June, then the holder of the Barclays Preference Share shall receive on the next Dividend Payment Date (being 15 December in such calendar year):

(i)	if no Preference Dividend has been paid on the Barclays Preference Share in respect of the Dividend Period immediately preceding that in which such Relevant Date falls, the aggregate (1) of the amount such holder would otherwise have been entitled to in respect of such immediately preceding Dividend Period and (2) the amount such holder would otherwise have been entitled to in respect of the Dividend Period in which such Relevant Date falls in accordance with this paragraph 2(iii) multiplied by 165/180 and (3) the relevant Preference Dividend on the Barclays Preference Shares payable in accordance with paragraph 2(ii) for the Dividend Period ending on 15 December of such calendar year; and

(ii)	if a Preference Dividend has already been paid on the Barclays Preference Share in respect of the Dividend Period immediately preceding that in which such Relevant Date falls, the aggregate of (1) the amount such holder would otherwise have been entitled to in respect of the Dividend Period in which such Relevant Date falls in accordance with this paragraph 2(iii) multiplied by 165/180 and (2) the relevant Preference Dividend on the Barclays Preference Share payable in accordance with paragraph 2(ii) for the Dividend Period ending on 15 December of such calendar year;

(3)	on or after 30 June but prior to 15 December, then the holder of a Barclays Preference Share shall receive on the next Dividend Payment Date (being 15 December in such calendar year):

(i)	if no Preference Dividend has been paid on the Barclays Preference Share in respect of the Dividend Period immediately preceding that in which such Relevant Date falls, the aggregate of (1) the amount such holder would otherwise have been entitled to in respect of such immediately preceding Dividend Period and (2) the amount such holder would otherwise have been entitled to for the Dividend Period in which such relevant date falls in accordance with this paragraph 2(iii) multiplied by 165/180; and

(ii)	if a Preference Dividend has already been paid on the Barclays Preference Share in respect of the Dividend Period immediately preceding that in which such Relevant Date falls, the amount such holder would otherwise have been entitled to in respect of the Dividend Period in which such Relevant Date falls in accordance with this paragraph 2(iii) multiplied by 165/180;

(4)	on or after 15 December but prior to 31 December, then the holder of the Barclays Preference Share shall receive on the next Dividend Payment Date (being 15 June in the following calendar year):

(i)	if no Preference Dividend has been paid on the Barclays Preference Share in respect of the Dividend Period immediately preceding that in which such Relevant Date falls, the aggregate of (1) the amount such holder would have been entitled to in respect of such immediately preceding Dividend Period and (2) the amount such holder would otherwise have been entitled to in respect of the Dividend Period in which such Relevant Date falls in accordance this paragraph 2(iii) multiplied by 165/180 and (3) the relevant Preference Dividend on the Barclays

Preference Share payable in accordance with paragraph 2(ii) for the Dividend Period ending on 15 June of the immediately succeeding calendar year; and

(ii)	if a Preference Dividend has already been paid on the Barclays Preference Share in respect of the Dividend Period immediately preceding that in which such Relevant Date falls, the aggregate of (1) the amount such holder would otherwise have been entitled to in respect of the Dividend Period in which such Relevant Date falls in accordance with this paragraph 2(iii) multiplied by 165/180 and (2) the relevant Preference Dividend on the Barclays Preference Share in accordance with paragraph 2(ii) for the Dividend Period ending on 15 June of the immediately succeeding calendar year.

(iv)	Subject to paragraph (v) below, the Preference Dividend for each Dividend Period shall be paid only (a) to the extent that payment can be made out of the profits of the Company available for distribution and permitted by law to be distributed and (b) for so long as any Staff Shares remain in issue, if a dividend payment has also been paid at the same time on the Staff Shares. If a Preference Dividend is to be paid but the profits of the Company available for distribution are insufficient (after payment in full, or the setting aside of a sum to enable the payment in full, of dividends expressed to be payable on the relevant Dividend Payment Date on any preference share and on any other class of shares in the capital of the Company ranking in priority to or pari passu with the Barclays Preference Shares as regards participation in the profits of the Company, and after payment in full, or the setting aside of a sum to enable the payment in full, of all dividends expressed to be payable on a date earlier than the relevant Dividend Payment Date on any class of shares in the capital of the Company that ranks in priority to the Barclays Preference Shares in such regard and carries cumulative rights to dividends) to enable payment in full of dividends on the Barclays Preference Shares on any Dividend Payment Date then the Barclays Board shall (subject to paragraph (v) below) pay dividends to the extent of the distributable profits on a pro rata basis so that (i) the aggregate amount of dividends paid on the Barclays Preference Shares and (ii) the aggregate amount of dividends paid on each other class of shares on which dividends are expressed to be payable on such date and ranking pari passu with the Barclays Preference Shares as regards participation in profits and (iii) the aggregate amount of dividends paid or set aside for payment on such date on each other class of shares ranking pari passu with the Barclays Preference Shares in such regard and carrying cumulative rights to dividends, on which dividends were expressed to be payable before such date, will bear to each other the same ratio as the full amounts of dividends (1) expressed to be payable in aggregate on the Barclays Preference Shares on such date, (2) expressed to be payable in aggregate on each such other pari passu ranking class of shares on which dividends are expressed to be payable on such date and (3) paid, or set aside for payment of, in aggregate on each such other pari passu ranking class of shares carrying cumulative rights to dividends in respect of dividends expressed to be payable before such date, bear to each other.

(v)	Notwithstanding paragraph (iv) above, if on or prior to any Dividend Payment Date the Barclays Board determines in its absolute discretion that the Preference Dividend which would otherwise be payable on a Dividend Payment Date should not be paid, or should be paid only in part, then such Preference Dividend shall in accordance with such determination either not be declared and payable at all or only be payable in part.

(vi)	If a Preference Dividend is not paid, or is paid only in part, pursuant to paragraphs (iv) or (v) above, the holders of the Barclays Preference Shares shall have no claim in respect of such non-payment or non-payment in part, as applicable. The Company shall have no obligation to pay the Preference Dividend for the relevant Dividend Period or to pay interest thereon, whether or not Preference Dividends are paid for any future Dividend Period.

(vii)	Any Preference Dividend unclaimed after a period of 12 years from the date when it became due for payment shall be forfeited and shall revert to the Company and the payment by the Barclays Board of any unclaimed Preference Dividend or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it.

(viii)	No dividend or other moneys payable on or in respect of the Barclays Preference Shares shall bear interest as against the Company.

3.	Capital
In the event of any return of capital by way of reduction of capital or on liquidation then, for so long as any Staff Shares remain in issue, the Barclays Ordinary Shares, the Staff Shares and the Barclays Preference Shares shall rank pari passu in proportion to the amounts paid up or credited as paid up on the shares of each class, except that (I) in the event of a winding up of the Company the holders of the Staff Shares shall be entitled to participate in the surplus assets available for distribution among the members to the extent of the amounts paid up on the Staff Shares held by them respectively plus 10 per cent. of such amounts, but shall not further participate in surplus assets and (II) the holders of the Barclays Preference Shares shall only be entitled to participate in the assets of the Company available for distribution among the members up to an amount equal to an aggregate of €1 per Barclays Preference Share, but shall not be entitled to participate further in such assets.

If no Staff Shares remain in issue, the assets of the Company available for distribution among the members shall be applied in paying to holders of the Barclays Preference Shares pari passu in proportion to the amounts paid up or credited as paid up on the Barclays Preference Shares an amount equal to an aggregate of €1 per Barclays Preference Share in priority to any payment to the holders of Barclays Ordinary Shares or any other class of shares in the capital of the Company then in issue ranking junior to the Barclays Preference Shares on such a return of capital and pari passu with the holders of any other class of shares in the capital of the Company then in issue (other than any class of shares in the capital of the company then in issue ranking in priority to the Barclays Preference Shares on such return of capital) but the holders of the Barclays Preference Shares shall not be entitled to participate further in the assets of the Company available for distribution among the members.
The holders of the Barclays Preference Shares shall not be entitled to participate in any other return of capital.

4.	Redemption

The Company may, subject to the Companies Acts, to the New Articles and to prior notification to the FSA (if required) and provided that at that time the group of which the Company is a part is in compliance with the main BIPRU Pillar rules (applicable to it on a consolidated basis) (and will continue to be so immediately after redemption), upon not less than 30 nor more than 60 days’ notice, redeem all or some of the Barclays Preference Shares, on 15 December 2012 and on any Dividend Payment Date thereafter.
Redemption will be effected in the manner provided in the New Articles. There shall be paid on each Barclays Preference Share so redeemed an amount equal to €1.

5.	Purchases
The Company may at any time purchase, or cause to be purchased for its account, all or any of the Barclays Preference Shares, subject to the provisions of the Companies Acts, the New Articles and the applicable rules of any stock exchange or exchanges on which any of its shares are listed from time to time, at any price. The Company shall not be required to select the shares to be purchased rateably or in any other particular manner as between the holders of Barclays Preference Shares or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. No purchase of Barclays Preference Shares will be made by or on behalf of the Company without the prior consent of the FSA (if required).

6.	Form and Transfer

Title to the Barclays Preference Shares will pass by transfer and registration on the register for the Barclays Preference Shares.
Each registration of transfer of Barclays Preference Shares in registered form will, subject to and in accordance with the New Articles, be effected by entry on the register for the Barclays Preference Shares kept by the Company’s registrar at its office in the United Kingdom. No fee shall be charged on the registration of any instrument of transfer or other instrument relating to or affecting the title to the Barclays Preference Shares, but the person requesting such registration will be required to pay any related taxes, stamp duties or other governmental charges.

7.	Payments
Payments in respect of amounts payable by way of dividend and on redemption shall be made in Euros to the person shown as the holder in the register for the Barclays Preference Shares at the opening of business in London on the fifteenth day before the due date for such payment (the “Record Date”). If the due date for payment of any amount in relation to the Barclays Preference Shares (other than the amount of any Preference Dividend) is not a Euro Business Day, then payment of such amount will be made on the next succeeding Euro Business Day, without any liability on the part of the Company to pay interest thereon or compensation in respect of such delay.
Payments in respect of any amount payable by way of dividend or on redemption in respect of the Barclays Preference Shares will be made by cheque or warrant sent by post to the registered address of the holder, in each case as shown at the opening of business in London on the Record Date, or in the case of joint holders, to any one of them, or, upon request of the holder or joint holders not later than the date specified for such purpose in the notice of redemption, by bank transfer to a Euro account maintained by the holder, details of which are notified by the holder in writing to the Company.
Payments in respect of amounts payable by way of dividend and on redemption on the Barclays Preference Shares will be subject in all cases to any applicable fiscal or other laws and other regulations.

8.	Voting
The holders of Barclays Preference Shares shall not be entitled to receive notice of, or to attend or vote at, any general meeting of the Company.

9.	Variations of Rights and Further Issues

(i)	The holders of Barclays Preference Shares shall have power at any time, and from time to time, and whether before or during liquidation, by an extraordinary resolution passed at a meeting of such holders of Barclays Preference Shares, of which notice specifying the intention to propose such resolution shall have been duly given, to consent on behalf of all the holders of Barclays Preference Shares:

(a)	to the issue or creation of any shares ranking equally with the Barclays Preference Shares, or having any priority thereto, which could not be issued under the powers contained in the New Articles without the consent of all the holders of Barclays Preference Shares; or

(b)	to the abandonment or alteration of any preference, privilege, priority or special right, whether as regards capital or dividends, or of any right of voting affecting the Barclays Preference Shares, or to the abandonment of any unpaid Preference Dividend, or the reduction for any time or permanently of the Preference Dividends payable thereon, or to the amalgamation into one class of the shares of any two or more classes, or to the division of shares into shares of different classes, or to any alteration in the New Articles varying or abrogating or putting an end to any rights or privileges attached to the Barclays Preference Shares; or

(c)	to any scheme for the reduction of capital prejudicially affecting the Barclays Preference Shares as compared with any other class of shares in the capital of the Company, and not otherwise authorised by the New Articles; or

(d)	to any scheme for the distribution of assets in money or kind in or before liquidation (though such scheme may not be in accordance with legal rights) or to any contract for the sale of the whole or any part of the Company’s undertaking or property determining the manner in which, as between the several classes of shareholders, the purchase consideration shall be distributed (though such distribution may not be in accordance with legal rights); and

(e)	generally, to any alteration, contract, compromise or arrangement which the persons voting thereon could, if sui juris and holding all the shares of the class, consent to or enter into;

and a resolution so passed shall be binding upon all the holders of Barclays Preference Shares provided that this sub-paragraph 9(i)(e) shall not be read as implying the necessity for such consent in any case in which, but for this sub-paragraph, the object of the resolution could have been effected without it.

(ii)	Any meeting for the purpose of paragraph 9(i) shall be convened and conducted in all respects as nearly as possible in the same way as an extraordinary general meeting of the Company and all the provisions of the New Articles as to such general meetings shall mutatis mutandis apply, but no member not being a director shall be entitled to notice thereof, and no person not being a director or the duly appointed proxy of a holder of Barclays Preference Shares shall be entitled to attend thereat, unless he holds Barclays Preference Shares, and votes shall only be given in respect of Barclays Preference Shares; and at any such meeting or any adjournment thereof the quorum shall be persons holding or representing by proxy at least one-third of the issued Barclays Preference Shares, and a poll may be demanded at any such meeting by any three holders of Barclays Preference Shares present in person or by proxy and entitled to vote at the meeting, or by any person or persons holding or representing by proxy and entitled to vote in respect of Barclays Preference Shares being not less than one-twentieth of the whole of the issued Barclays Preference Shares.

(iii)	The rights conferred upon the holders of Barclays Preference Shares shall not (unless otherwise expressly provided by the rights attached to any such shares) be deemed to be varied by the creation or issue of additional class of shares in the Company ranking pari passu therewith or subsequent thereto but in no respect in priority to the Barclays Preference Shares.

10.	Notices
Notices to Preference Shareholders shall be given in accordance with the New Articles.

11.	Governing Law

The creation and issue of the Barclays Preference Shares and the rights attached to them are governed by, and shall be construed in accordance with, English Law.

12.	Additional Definitions

“BIPRU Pillar rules”	has the meaning ascribed thereto in the FSA handbook of rules and guidance under the Financial Services and Markets Act 2000;

“Day Count Fraction”	means in respect of any period, the number of days in such period, from (and including) the first day in such period to (but excluding) the last day in such period, divided by the product of (1) the number of days in the Dividend Period in which the relevant period falls and (2) two;

“Decompounded Swap Rate”	means the rate (the “Rate”) calculated from the annual swap rate (the “Swap Rate”) for 5 year euro swap transactions appearing on Bloomberg Screen BTMM EU Page under the heading “Euro Swaps” as of 10.00 a.m. London time on the date which is two Euro Business Days preceding the Issue Date decompounded on a semi-annual basis by applying the following formula:

R = {[(1+S/100)^0.5]-1}*200

where R = the Rate

and S = the Swap Rate;

“Dividend Determination Date”	means in relation to each Dividend Period commencing on or after 15 December 2012 the second Euro Business Day prior to the commencement of such Dividend Period;

“Dividend Payment Date”	means: (i) for so long as any Staff Shares remain in issue, the date that Barclays shall pay dividends on the Staff Shares; and (ii) from the point in time when no Staff Shares remain in issue, 15 June and 15 December of each year provided, however, that, if any Dividend Payment Date would otherwise fall on a date which is not a Euro Business Day it will be postponed to the next Euro Business Day unless it would thereby fall into the next calendar month, in which case it will be brought forward to the preceding Euro Business Day;

“Dividend Period”	means: (i) for so long as any Staff Shares remain in issue, a Relevant Period; and (ii) from the point in time when no Staff Shares remain in issue, the period from and including a Dividend Payment Date (or the Issue Date) to but not including the next succeeding Dividend Payment Date;

“EURIBOR”	means, in relation to a Dividend Period, the offered rate for three month deposits in Euro as at 11.00 a.m. Brussels time on the related Dividend Determination Date appearing on the display designated as EURIBOR01 on the Reuters Money Rates Service (or such other page or service as may replace it for the purpose of displaying such information) as determined by Barclays provided that if such rate does not appear on that page, Barclays will:

(A) request the principal Euro zone office of each of four major banks in the Euro zone interbank market to provide a quotation of the rate at which deposits in Euro are offered by it at approximately 11.00 a.m. Brussels time on the Dividend Determination Date to prime banks in the Euro zone interbank market for a period equal to the relevant Dividend Period and in an amount that is representative for a single transaction in that market at that time; and

(B) determine the arithmetic mean (rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, 0.000005 being rounded upwards) of such quotations; and

(C) if fewer than two such quotations are provided as requested, Barclays will determine the arithmetic mean (rounded, if necessary, as aforesaid) of the rates quoted by major banks in the Euro zone, selected by Barclays, at approximately 11.00 a.m. Brussels time on the first day of the relevant Dividend Period for loans in Euro to leading European banks for a period equal to the relevant Dividend Period and in an amount that is representative for a single transaction in that market at that time;

“Euro Business Day”	means a day (other than a Saturday or Sunday) on which (1) banks in London are open for business (2) foreign exchange dealings may be conducted in Euro and (3) the TARGET System (or any successor thereto determined by Barclays) is operating;

“Euro zone”	means the region comprised of member states of the European Union which have, at any given time, adopted the Euro in accordance with the Treaty establishing the European Community, as amended;

“Issue Date”	means the date on which the Barclays Preference Shares are first issued;

“Preference Dividend”	has the meaning set out in paragraph 2(i) of Annex A;

“principal amount”	has the meaning set out in paragraph 2(ii) of Annex A;

“Relevant Period”	means in each calendar year the periods (1) commencing on 1 January and ending on 30 June (each date inclusive) and (2) commencing on 1 July and ending on 31 December (each date inclusive), provided that the first Relevant Period shall commence on the Issue Date and end on the 30 June or

31 December (as the case may be) immediately following the Issue Date;

“Staff Shares”	mean the 875,000 issued staff shares of £1 each in the capital of Barclays; and

“TARGET System”	means the Trans-European Automated Real-time Gross settlement Express Transfer (TARGET) system.